Exhibit 99.(a)(1)(A)

This Offer expires at 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless extended

OFFER MEMORANDUM

dated 19 June 2013

RECOMMENDED CASH OFFER

by

OAK LEAF B.V.

FOR ALL ISSUED AND OUTSTANDING ORDINARY SHARES WITH A NOMINAL VALUE OF EUR 0.12 IN THE CAPITAL OF

D.E MASTER BLENDERS 1753 N.V.

This offer memorandum (biedingsbericht, the “Offer Memorandum”) contains the details of the recommended public offer by Oak Leaf B.V. (the “Offeror”) to all holders of issued and outstanding ordinary shares with a nominal value of EUR 0.12 each in the capital of D.E MASTER BLENDERS 1753 N.V. (“DEMB”) (the “Shares” and each a “Share”, the holders of such Shares the “Shareholders”) to purchase for cash their Shares, subject to and upon the terms and conditions of this Offer Memorandum (the “Offer”).

On the date of this Offer Memorandum, 594,859,274 Shares are issued and outstanding by DEMB and subject to the Offer.

This Offer Memorandum contains the information required by section 5:76 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht, the “Wft”) in conjunction with section 8(1) of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the “Decree”) in connection with the Offer.

This Offer Memorandum has been reviewed and approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) as an offer memorandum under section 5:76 of the Wft.

The information required by section 18(2) of the Decree in connection with the Offer is included in the separate Position Statement. The Position Statement, including all appendices thereto, does not form part of this Offer Memorandum and has not been reviewed or approved by the AFM prior to publication. The Position Statement will be reviewed by the AFM after publication.

Shareholders tendering their Shares under the Offer will be paid on the terms and subject to the conditions and restrictions contained in this Offer Memorandum in consideration for each Share validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, and transferred (geleverd) an amount in cash of EUR 12.50 (twelve euro and fifty euro cents) cum dividend (the “Offer Price”).

Shareholders who accept the Offer and tender their Shares may at such time elect to receive the Offer Price in USD, in which case such USD equivalent of the Offer Price will be calculated using the European Central Bank euro foreign exchange reference rate (i) one Business Day after the Unconditional Date with respect to Shares tendered during the Acceptance Period and (ii) one Business Day following the day on which the acceptance of the Offer and tender of the Shares by the relevant Shareholder is received by the Exchange Agent with respect to Shares tendered during the Post-Closing Acceptance Period.

The European Central Bank euro foreign exchange reference rate is based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 14:15 CET and is being published on the European Central Bank’s website (https://www.ecb.int/stats/exchange/eurofxref/html/index.en.html) by 15:00 CET.

In the event any dividend or other distribution on the Shares (each, a “Distribution”) is declared by DEMB prior to Settlement, the Offer Price will be decreased by the full amount of any such Distribution in respect of each Share (before any applicable withholding tax).

The Offer is subject to the fulfillment of the Offer Conditions, including the satisfaction of a 95% minimum acceptance condition and the receipt of the required competition approvals. The Offeror and DEMB each reserve the right to waive certain Offer Conditions to the extent permitted by law and the terms and conditions of the Merger Protocol. The Offeror will waive the 95% minimum acceptance condition, provided that certain conditions are met. Reference is made to Section 6.2 (Offer Conditions, satisfaction and waiver).

The board of directors of DEMB (the “Board”) fully supports and unanimously recommends the Offer. In connection therewith, DEMB will ensure that each member of the Board shall tender under the Offer all of his Shares, unless the Recommendation has been changed or revoked. Reference is made to Section 6.15 (Decision-making by the Board and Recommendation) and the Position Statement.

Acorn Holdings, an indirect 100% shareholder of the Offeror, holds 89,532,998 Shares, representing approximately 15.05% of the Shares. Acorn Holdings has irrevocably undertaken to contribute and transfer all Shares held by it to the Offeror on or before the Acceptance Closing Date and to vote in favor of the Resolutions.

The Acceptance Period under the Offer will commence at 09:00 CET (03:00 hours EST) on 20 June 2013 and will expire at 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Offeror extends the Acceptance Period in accordance with Section 5.7 (Extension), in which case the closing date shall be the date on which the extended Acceptance Period expires (such initial or postponed date, the “Acceptance Closing Date”).

In accordance with the U.S. tender offer regulations, Shares tendered on or prior to the Acceptance Closing Date may be withdrawn by delivering a written notice of withdrawal in accordance with the procedures described in this Offer Memorandum. Reference is made to Section 5.4 (Withdrawal rights).

The Offeror will announce whether the Offer is declared unconditional (gestand wordt gedaan) within three Dutch Business Days following the Acceptance Closing Date, in accordance with section 16 of the Decree (the “Unconditional Date”).

Announcements contemplated by the foregoing paragraphs will be made by press release. Reference is made to Section 5.13 (Announcements).

In the event that the Offeror announces that the Offer is declared unconditional, Shareholders who have validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, and transferred (geleverd) their Shares for acceptance under the Offer prior to or on the Acceptance Closing Date (each of these Shares, a “Tendered Share”) will be paid the Offer Price in respect of each Tendered Share, and the Offeror shall accept the transfer of and acquire each Tendered Share, promptly, but in any event within three Dutch Business Days following the Unconditional Date (the “Settlement” and the day on which the Settlement occurs the “Settlement Date”).

Shareholders should note that the Offeror undertakes to make the payment of the Offer Price (e.g. by mailing the checks) in respect of each Share tendered during the initial Acceptance Period within three Dutch Business Days following the Unconditional Date. The Offeror cannot guarantee that Shareholders will receive the payment within such period.

At 14:00 hours CET on 31 July 2013, such date being at least six Dutch Business Days prior to the Initial Acceptance Closing Date, an extraordinary general meeting of Shareholders (the “EGM”) will be convened at Beurs van Berlage located at Damrak 243, 1012 ZJ, Amsterdam, the Netherlands at which meeting the Offer, among other matters, will be discussed, in accordance with the provisions of section 18(1) of the Decree. Reference is made to the Position Statement.

Except to the extent that exemptions or relief from compliance are available or have been obtained, the Offeror intends to conduct the Offer in compliance with the U.S. tender offer rules (principally Regulations 14D and 14E under the Exchange Act) and the tender offer rules of the Netherlands (the jurisdiction in which the Shares are primarily listed and also DEMB’s jurisdiction of incorporation).

Shareholders should be aware that pursuant to exemptive relief granted by the SEC from Rule 14e-5 under the Exchange Act, during the period of the Offer, the Offeror may purchase, or arrange to purchase, whether directly or through any affiliates of the Offeror, any broker or other financial institution acting as the Offeror’s agent or any affiliates of any broker or other financial institution acting as the Offeror’s agent, Shares as permitted by applicable law. Reference is made to Section 3.11 (Market purchases).

1.                                     TABLE OF CONTENTS

1. TABLE OF CONTENTS	4

QUESTIONS AND ANSWERS ABOUT THE OFFER	5

PART I — OFFER MEMORANDUM	20

2. RESTRICTIONS	20

3. IMPORTANT INFORMATION	21

4. DEFINITIONS AND INTERPRETATION	27

5. INVITATION TO THE SHAREHOLDERS	36

6. EXPLANATION AND BACKGROUND OF THE OFFER	43

7. INFORMATION REGARDING DEMB	69

8. INFORMATION REGARDING THE OFFEROR	78

9. FURTHER INFORMATION PURSUANT TO THE DECREE	85

10. TAX ASPECTS OF THE OFFER	86

11. PRESS RELEASES	94

12. DUTCH SUMMARY	114

PART II — FINANCIAL INFORMATION	133

1. SELECTED CONSOLIDATED/COMBINED FINANCIAL INFORMATION OF DEMB	134

UNAUDITED CONSOLIDATED INCOME STATEMENTS	141

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	142

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	143

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	144

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS	145

UNAUDITED CONSOLIDATED

INCOME STATEMENT	148

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)	148

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	148

OTHER INFORMATION	156

2. FINANCIAL STATEMENTS 2012 OF DEMB	163

PART III — ARTICLES OF ASSOCIATION OF DEMB AFTER SETTLEMENT	386

PART IV — MERGER PROPOSAL	400

ADVISERS AND EXCHANGE AGENT	464

QUESTIONS AND ANSWERS ABOUT THE OFFER

The Offeror is making an offer to purchase all Shares at a price of an amount in cash of EUR 12.50 (twelve euro and fifty euro cents) cum dividend (less any applicable withholding taxes and without interest) in the manner and subject to the terms and conditions set out in this Offer Memorandum.

The following are some questions you, as a Shareholder, may have and answers to those questions. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer Memorandum carefully and in its entirety. In this Questions and Answers Section capitalized terms have the meaning set out in Section 4.1 (Definitions).

Questions or requests for assistance may be directed to the Information Agent at:

Georgeson Inc.

Shareholders in the U.S.:

480 Washington Boulevard, 26th Floor

Jersey City, New Jersey 07310

All Shareholders in the United States: 1-800-561-3947

Shareholders outside the U.S:

2nd Floor, Vintners Place, 68 Upper Thames Street,

London EC4V 3BJ, United Kingdom

Toll-Free Number European Retail Shareholders: 00 800 3813 3813

European Bank and Broker Helpline: +44 (0) 870 703 6357

WHY SHOULD I TENDER MY SHARES?

•                                         The Offeror believes that the Offer represents a very attractive and compelling opportunity for the Shareholders to realize a substantial return on their investment in DEMB, which may otherwise not be available to the Shareholders in the foreseeable future.

•                                         The Offer represents:

•                                           a premium of 30.1% to the closing price per Share on the Reference Date;

•                                           a premium of 31.7% to the average closing price per Share for the one month period prior to and including the Reference Date;

•                                           a premium of 36.7% to the average closing price per Share for the three month period prior to and including the Reference Date;

•                                           a premium of 36.7% to the average closing price per Share for the six month period prior to and including the Reference Date;

•                                           a premium of 36.6% to the average closing price per Share since the shares were firstly traded on Euronext Amsterdam on 12 June 2012 up to and including the Reference Date; and

•                                           a premium of 30.2% to the median of selected analyst 12 month price targets for the Share issued post the announcement of the H1 2013 results of DEMB on 27 February 2013 and up to and including the Reference Date by sixteen research analysts who follow DEMB’s developments and regularly issue research reports on DEMB (median of EUR 9.60). The research analysts include ABN AMRO (EUR 8.00), Citigroup (EUR 10.20), Deutsche Bank (EUR 9.50), Exane BNP Paribas (EUR 8.30), Goldman Sachs

research (EUR 9.70), HSBC (EUR 10.20), ING (EUR 11.00), JP Morgan(1) (EUR 11.00), Kepler (EUR 10.00), Morgan Stanley (EUR 8.50), Nomura (EUR 12.00), Petercam (EUR 9.10), Rabobank (EUR 11.00), SNS Securities (EUR 8.00), KBC (EUR 9.00) and UBS (EUR 8.70).

Reference is made to Section 6.7 (Substantiation of the Offer).

•                                         The Board believes that the Offer provides a fair price to the Shareholders and is in the best interests of DEMB, its employees, customers, Shareholders, trading partners and all its other stakeholders. The Board fully and unanimously supports and recommends the Offer for acceptance by the Shareholders. Reference is made to Section 6.15 (Decision-making by the Board and Recommendation) and the Position Statement.

•                                         Acorn Holdings, an indirect 100% shareholder of the Offeror, holds 89,532,998 Shares, representing approximately 15.05% of the Shares. Acorn Holdings has irrevocably undertaken to contribute and transfer all Shares held by it to the Offeror on or before the Settlement Date. Acorn Holdings is the largest Shareholder and the only Shareholder holding more than 5% of the Shares.

In addition, DEMB will ensure that the individual Board members holding Shares shall tender all their Shares under the Offer, unless the Recommendation is changed or revoked. Reference is made to Section 6.5 (Committed Shares).

•                                         The Offeror will finance the Offer through a combination of debt and equity financing. Subject to certain customary conditions, the debt financing has been fully committed. In addition, the Offeror has secured fully committed equity financing from the Investors and has entered into binding equity commitment letters with such Investors or their affiliates. Reference is made to Section 6.11 (Financing of the Offer).

WHO IS OFFERING TO BUY MY SHARES IN DEMB?

•                                         The Offeror is Oak Leaf B.V., a private limited liability company incorporated under the laws of the Netherlands. The Offeror has been incorporated for the purpose of making the Offer and has not carried on any business prior to the date hereof, other than with respect to the Offer and related equity and debt financing arrangements. Reference is made to Section 8.1 (General information regarding the Offeror).

•                                         The Offeror is a wholly owned subsidiary of Acorn, which is a wholly owned subsidiary of Acorn Holdings, and Acorn Holdings is a wholly owned subsidiary of Forest.

•                                         Each of Acorn, Acorn Holdings and Forest may be deemed to control the Offeror and beneficially own any securities acquired by the Offeror.

•                                        Each of the Offeror, Acorn, Acorn Holdings and Forest are members of a privately-owned affiliated group of companies, operating under the Joh. A. Benckiser trade name. Joh. A. Benckiser is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. Joh. A. Benckiser’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. Joh. A. Benckiser also owns a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of Joh. A. Benckiser are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

(1)                                  Please note that the target price of JP Morgan is not for a 12 month period but for the period up to 31 December 2013.

HOW MANY SHARES OF DEMB ARE YOU OFFERING TO PURCHASE?

We are making an offer to purchase all of the issued and outstanding ordinary shares in the capital of DEMB. Reference is made to Section 5 (Invitation to the Shareholders).

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SHARES IN DEMB AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay EUR 12.50 (twelve euro and fifty euro cents) cum dividend per Share to you in cash (less any applicable withholding taxes and without interest), subject to the terms and conditions set out in this Offer Memorandum.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES UNDER YOUR OFFER?

•                                         No costs will be charged to the Shareholders by the Offeror or DEMB for the delivery and payment of the Shares, if an Admitted Institution is involved. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. Reference is made to Section 5.2.2 (Acceptance by holders of Shares through Admitted Institutions).

•                                         If you are holding Shares individually recorded in DEMB’s shareholders’ register at the Tender Agent for Direct Registry and you tender your Shares under the Offer, you will not have to pay any brokerage fees or similar expenses. Reference is made to Section 5.2.3 (Acceptance by holders of Shares individually recorded in DEMB’s shareholders’ register).

•                                         If you elect to receive the USD equivalent of the Offer Price, the Exchange Agent will charge a currency exchange commission. Reference is made to Section 5.1.2 (USD Settlement option).

IF DEMB PAYS ANY DIVIDEND OR OTHER DISTRIBUTION IN RESPECT OF THE SHARES, WILL THE CASH CONSIDERATION BE REDUCED?

In the event any dividend or other distribution on the Shares is declared by DEMB prior to Settlement, the Offer Price will be decreased by the full amount of any such Distribution in respect of each Share (before any applicable withholding tax). Reference is made to Sections 5.1 (Offer price) and 6.9.7 (Dividend policy).

MAY I CHOOSE THE CURRENCY IN WHICH I WILL RECEIVE THE OFFER PRICE?

•                                         Yes. You may elect to receive the Offer Price in USD at the time of acceptance of the Offer and the tendering of your Shares. If you do not elect to receive the Offer Price in USD, the Offer Price will be paid in EUR.

•                                         Reference is made to Section 5.1.2 (USD Settlement option).

HOW WILL THE USD EQUIVALENT OF THE OFFER PRICE BE CALCULATED, IF I CHOOSE TO RECEIVE THE OFFER PRICE IN USD?

•                                         Shareholders who accept the Offer and tender their Shares may at such time elect to receive the Offer Price in USD, in which case such USD equivalent of the Offer Price will be calculated using the European Central Bank euro foreign exchange reference rate:

•                                           one Business Day after the Unconditional Date with respect to Shares tendered during the Acceptance Period; and

•                                           one Business Day following the day on which the acceptance of the Offer and tender of the Shares by the relevant Shareholder is received by the Exchange Agent with respect to Shares tendered during the Post-Closing Acceptance Period.

•                                         The European Central Bank Euro foreign exchange reference rate is based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 14:15 CET and is being published on the European Central Bank’s website (https://www.ecb.int/stats/exchange/eurofxref/html/index.en.html) by 15:00 CET.

•                                         The Conversion Rate used to calculate the USD equivalent of the Offer Price may differ from the prevailing EUR to USD exchange rate on the date on which you accept the Offer and tender your Shares and the date on which Settlement with respect to your Shares takes place. Any fluctuations in the EUR to USD exchange rate shall be for the account and risk of the Shareholders.

•                                         During the Post-Closing Acceptance Period, the Conversion Rate received by a Shareholder may differ from the Conversion Rate received by other Shareholders depending on the date on which such Shareholder accepted the Offer and tendered its Shares.

•                                         The Exchange Agent will charge a currency exchange commission of 0.3% of the Offer Price per Tendered Share, if a Shareholder chooses to receive a USD equivalent of the Offer Price. This commission will be deducted from the cash amount to be paid to the relevant Shareholder.

•                                         Reference is made to Section 5.1.2 (USD Settlement option).

WHY IS THE OFFEROR MAKING THE OFFER?

We are making the Offer because we want to acquire DEMB. Reference is made to Section 6.8 (Strategic rationale for the Offer).

IS THERE AN AGREEMENT GOVERNING THE OFFER?

Yes. The Offeror and DEMB have entered into the Merger Protocol. The Merger Protocol provides, among other things, for the terms and conditions of the Offer.

HAS THE BOARD APPROVED THE OFFER?

Yes. The Board fully supports and unanimously recommends the Offer. Reference is made to Section 6.15 (Decision-making by the Board and Recommendation) and the Position Statement.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

•                                         The Offer is conditional upon, among others, the following conditions precedent (opschortende voorwaarden):

•                                           the number of Tendered Shares, the Shares that are directly or indirectly held by the Offeror or any of its Affiliates and the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates shall represent at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis. This percentage will be waived, provided that the Acceptance Level represents at least 80% of all Shares on a fully diluted basis and the Offeror is, in summary, able to cause DEMB to successfully complete the Post-Closing Merger and Liquidation;

•                                           all notifications to all relevant competition authorities shall have been made and all waiting periods with respect to such notifications shall have expired or approval shall have been granted, as the case may be; and

•                                           other customary conditions.

•                                         The Offeror has already obtained the approval from the European Commission and the Federal Antimonopoly Service of Russia.

•                                         A more detailed discussion of the conditions to the Offeror’s obligation to declare the Offer unconditional is contained in Section 6.2.1 (Offer Conditions).

WHAT WILL HAPPEN IF THE ACCEPTANCE LEVEL AT THE ACCEPTANCE CLOSING DATE IS AT LEAST 95% OF ALL SHARES?

•                                         If on the Acceptance Closing Date, the Offer Conditions, including the condition that on the Acceptance Closing Date the Acceptance Level represents at least 95% of all Shares on a fully diluted basis, have all been satisfied or waived, the Offeror will declare the Offer unconditional.

•                                         After having declared the Offer unconditional, the Offeror will acquire the remaining Shares not tendered by means of a Statutory Buy-out.

•                                         Reference is made to Section 6.9.3 (Statutory Buy-out).

WHAT WILL HAPPEN IF THE ACCEPTANCE LEVEL ON THE ACCEPTANCE CLOSING DATE IS LESS THAN 95% OF ALL SHARES?

Initial Acceptance Closing Date on which at least one Offer Condition is not satisfied or waived

•                                         If, on the Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 95%, but at least 80%, of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived and (iii) the conditions for the waiver of the 95% Acceptance Level set out in Section 6.2.2 (Satisfaction and waiver of the Offer Conditions) have been fulfilled, the Offeror will declare the Offer unconditional.

•                                         If any of the foregoing criteria set out in (i), (ii) or (iii) in the immediately preceding paragraph has not been fulfilled on the Initial Acceptance Closing Date, the Offeror may, subject to the terms of the Merger Protocol, (x) declare the Offer unconditional, (y) extend the Acceptance Period or (z) terminate the Offer.

•                                         If, on the Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 80% of all Shares on a fully diluted basis and (ii) the other Offer Conditions have been fulfilled or waived, the Offeror may, subject to the terms of the Merger Protocol:

•                                           declare the Offer unconditional;

•                                           extend the Acceptance Period; or

•                                           terminate the Offer.

Other Acceptance Closing Date on which at least one Offer Condition is not satisfied or waived

•                                         If, on any Acceptance Closing Date other than an Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 95%, but at least 80%, of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived and (iii) the conditions for the waiver of the 95% Acceptance Level set out in Section 6.2.2 (Satisfaction and waiver of the Offer Conditions) have been fulfilled, the Offeror will declare the Offer unconditional.

•                                         If any of the foregoing criteria set out in (i), (ii) or (iii) in the immediately preceding paragraph has not been fulfilled on the Acceptance Closing Date other than an Initial Acceptance Closing Date, the Offeror may, subject to the terms of the Merger Protocol, (y) declare the Offer unconditional or (z) terminate the Offer.

•                                         If, on any Acceptance Closing Date other than an Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 80% of all Shares on a fully diluted basis and (ii) the other Offer Conditions have been fulfilled or waived, the Offeror may, subject to the terms of the Merger Protocol:

•                                           declare the Offer unconditional; or

•                                           terminate the Offer.

•                                         If, on any Acceptance Closing Date, (i) the Acceptance Level represents less than 95% of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived, but (iii) the conditions to the waiver of the 95% Acceptance Level set out in Section Section 6.2.2 (Satisfaction and waiver of the Offer Conditions) have not been fulfilled, the Offeror’s right to declare the Offer unconditional would be subject to the waiver of the condition included in the SFA that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis.

Any Acceptance Closing Date

•                                         If the Offer is declared unconditional, whether by means of satisfaction or waiver of each of the conditions, the Offeror reserves the right to use any permitted method to acquire the remaining Shares, including by means of the Post-Closing Merger and Liquidation. Reference is made to Sections 6.9.4 (Post-Closing Merger and Liquidation) and 6.9.5 (Post-Closing Restructuring Measures).

If the Offer is declared unconditional and the Acceptance Level represents less than 95%, the Offeror intends to pursue the Post-Closing Merger and Liquidation on the terms and conditions set out in Sections 6.9.4 (Post-Closing Merger and Liquidation).

WHAT WILL HAPPEN IF THE OFFER CONDITIONS ARE NOT SATISFIED?

•                                         Other than the obligation of the Offeror to waive the 95% minimum acceptance condition, if the Acceptance Level at the Acceptance Closing Date represents at least 80% of all Shares and certain other conditions are met, neither the Offeror nor DEMB has any obligation to waive any of the Offer Conditions and, as a result, if any of the Offer Conditions are not satisfied on or before the Acceptance Closing Date, the Offer may not be completed.

•                                         Failure to complete the Offer could have the following effects:

•                                           the market value of the Shares could be adversely affected;

•                                           DEMB will have incurred significant transaction and opportunity costs attempting to consummate the Offer;

•                                           DEMB’s business may be subject to significant disruption (e.g. DEMB’s directors, officers and other employees will have experienced significant distractions from their work during the pendency of the transaction, the market’s perception of DEMB’s continuing business could potentially result in a loss of customers, suppliers, business partners and employees, and DEMB may need to reconsider its business strategy); and

•                                           the market perception of DEMB’s prospects could be adversely affected.

IS THE OFFER SUBJECT TO ANY FINANCING CONDITION?

No. There is no financing condition to the Offer.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER UNDER THE OFFER AND DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

•                                         We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•                                           cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•                                           we are offering to purchase all the Shares under the Offer; and

•                                           the Offeror has secured debt and equity financing commitments that will be sufficient to finance the Offer and the Statutory Buy-out, the Post-Closing Merger and Liquidation or any other Post-Closing Restructuring Measures.

•                                         We estimate that we will need up to approximately EUR 7.9 billion of total funding in relation to the Offer, for which we have secured sufficient debt and equity financing commitments.

Reference is made to Section 6.11 (Financing of the Offer).

HOW LONG DO I HAVE TO TENDER MY SHARES?

•                                         Unless the Offer is terminated earlier, you will have until 17:40 hours CET (11:40 hours EST) on 15 August 2013 to accept the Offer and tender your Shares, unless the Offeror extends the Offer, in which event you will have until the expiration time and date of the Offer as so extended.

•                                         Any acceptance of the Offer and tender of Shares should be received by the Offeror no later than 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Offeror extends the Offer.

•                                         Any acceptance of the Offer and tender of Shares after the end of the Acceptance Period, but before the end of the Post-Closing Acceptance Period, will be deemed to constitute an acceptance of the Offer and a tendering of Shares during the Post-Closing Acceptance Period.

•                                         Banks, brokers or other financial intermediaries may set an earlier deadline for communication by Shareholders in order to permit such financial intermediary to communicate such acceptances in a timely manner. Accordingly, holders of Shares that are held, directly or indirectly, through an Admitted Institution should comply with the times and dates communicated by their bank, broker or other financial intermediary as such times and dates may differ from the times and dates set out in this Offer Memorandum.

•                                         Reference is made to Sections 5.5 (Acceptance Period) and 5.7 (Extension).

UNDER WHAT CIRCUMSTANCES CAN OR MUST YOU EXTEND YOUR OFFER?

•                                         If one or more of the Offer Conditions is not satisfied at the Initial Acceptance Closing Date, the Offeror may extend the Acceptance Period for a minimum period of two weeks and a maximum period of ten weeks so that the Offer Conditions may be satisfied or, to the extent permitted by law and the terms and conditions of the Merger Protocol, waived, provided that if the Offer Condition in Section 6.2.1(b) is not satisfied or waived on the Initial Acceptance Closing Date the Offeror must extend the Acceptance Period for one period until such time as the Offeror and DEMB reasonably believe is necessary to cause the Offer Condition in Section 6.2.1(b) to be satisfied, subject to section 15 of the Decree.

•                                         The Acceptance Period may only be extended once unless the events referred to in section 15(5) of the Decree occur or the AFM grants dispensation for further extensions, which will only be given in exceptional circumstances, and in any event a request for such dispensation must be approved too by DEMB.

•                                         U.S. tender offer regulations require that the Offeror extends the Acceptance Period if the Offeror intends to materially change the Offer within ten U.S. Business Days of the Initial Acceptance Closing Date, so that the Offer will expire no less than ten U.S. Business Days after the publication of the material change.

•                                         In the event that the Offer Price is adjusted due to the declaration of any Distributions, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.

•                                         If the Offeror extends the Offer past the Initial Acceptance Closing Date, all references in this Offer Memorandum to the “Acceptance Closing Date” or “17:40 hours CET (11:40 hours EST) on 15 August 2013” shall, unless the context requires otherwise, be changed, as applicable, to the latest time and date to which the Offer has been so extended.

•                                         In accordance with the U.S. offer regulations, Shares tendered under the Offer may be withdrawn at any time prior to the Acceptance Closing Date. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Tender Agent for Direct Registry or the Exchange Agent, as applicable, at their respective addresses set out in this Offer Memorandum.

WHAT IS THE DIFFERENCE BETWEEN A POST-CLOSING ACCEPTANCE PERIOD AND AN EXTENSION OF THE OFFER?

A Post-Closing Acceptance Period is not an extension of the Offer. A Post-Closing Acceptance Period (and a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act) will occur after the Offeror has declared the Offer unconditional, and becomes obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the Acceptance Period, including any extension, expires. We will promptly, and in any event within three Dutch Business Days, purchase and pay for any Shares tendered during the Post-Closing Acceptance Period at the same price paid under the Offer. Reference is made to Sections 5.7 (Extension) and 5.8 (Post-Closing Acceptance Period).

WHAT IS THE DIFFERENCE BETWEEN THE ACCEPTANCE PERIOD AND THE POST-CLOSING ACCEPTANCE PERIOD?

•                                         The Acceptance Period is the period during which Shareholders can tender their Shares to the Offeror, which begins at 09:00 hours CET (03:00 hours EST) on 20 June 2013 and ends at the date and time on which the Offer expires, which will be 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless extended in accordance with section 15(2) of the Decree and the Offer Memorandum.

•                                         U.S. Shareholders may know of the Acceptance Period by the name “initial offering period.” In the event that the Offeror declares the Offer unconditional, within three Dutch Business Days, the Offeror may announce a Post-Closing Acceptance Period of at least five Business Days to enable Shareholders who did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions as the Offer. U.S. Shareholders may know of the Post-Closing Acceptance Period by the name “subsequent offering period.” During the Post-Closing Acceptance Period, no withdrawal rights will apply to Shares tendered.

HOW WILL I BE NOTIFIED IF YOU EXTEND YOUR OFFER?

•                                         If the Offeror extends the Offer, we will issue a press release within three Dutch Business Days after the day on which the Offer was previously scheduled to expire giving the new expiration time and date of the Offer.

•                                         If the Offeror declares the Offer unconditional, a public announcement of the Post-Closing Acceptance Period will be made no later than three Dutch Business Days following the date the Offer is declared unconditional.

•                                         Reference is made to Section 5.13 (Announcements).

HOW DO I TENDER MY SHARES UNDER YOUR OFFER?

Shares held beneficially through a bank or broker or other financial intermediary.

•                                         Holders of Shares that are held, directly or indirectly, through an Admitted Institution are requested to make their acceptance of the Offer known to the Exchange Agent via their bank or broker or other financial intermediary no later than 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Acceptance Period is extended in accordance with Section 5.7 (Extension).

The relevant bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders in order to permit such bank or broker or other financial intermediary to communicate acceptances to the Exchange Agent in a timely manner.

Accordingly, holders of Shares that are held, directly or indirectly, through an Admitted Institution should contact their bank or broker or other financial intermediary to obtain information about the deadline by which such Shareholders must accept the Offer and comply with the times and dates communicated by such bank or broker or other financial intermediary as such times and dates may differ from the times and dates set out in this Offer Memorandum.

Reference is made to Section 5.2.2 (Acceptance by holders of Shares through Admitted Institutions).

Shares held through individual recording in DEMB’s shareholders’ register

•                                         Shareholders owning 6,250 or fewer Shares individually recorded in DEMB’s shareholders’ register at the Tender Agent for Direct Registry, which are not held in a joint account, trust, corporation, LLC, partnership or other legal entity may follow the instructions and complete the tender process on the site www.corp-action.net/demb or call Computershare Trust Company, N.A. toll-free at 800-214-7371 and follow the instructions provided to complete the tender process to tender prior to 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Offer is extended in accordance with Section 5.7 (Extension). If your Shares can be tendered in either of these manners, the Tender Form you receive will note these options and provide instructions to tender your shares over the telephone or internet.

•                                         Holders of more than 6,250 Shares and accounts which are held as a joint account, trust, corporation, LLC, partnership or other legal entity recorded in DEMB’s shareholders’ register at the Tender Agent for Direct Registry wishing to accept the Offer in respect of such Shares must deliver a completed and signed Tender Form to Computershare Trust Company N.A, prior to 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Offer is extended in accordance with Section 5.7 (Extension).

•                                         Any acceptance of the Offer and tender of Shares should be received by the Offeror no later 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Offeror extends the Offer.

•                                         Reference is made to Section 5.2.3 (Acceptance by holders of Shares individually recorded in DEMB’s shareholders’ register).

CAN I WITHDRAW SHARES I PREVIOUSLY TENDERED IN YOUR OFFER? UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You may withdraw previously tendered Shares any time prior to the Acceptance Closing Date. After the Acceptance Closing Date, you will no longer be able to withdraw them. Shares tendered during a

Post-Closing Acceptance Period, if any, may not be withdrawn. Reference is made to Section 5.4 (Withdrawal rights).

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•                                         If you tender Shares individually recorded in DEMB’s shareholders’ register at the Tender Agent for Direct Registry, to withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Tender Agent for Direct Registry while you still have the right to withdraw.

•                                         If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee you initially instructed, to arrange for the withdrawal of your Shares.

•                                         During a Post-Closing Acceptance Period following the Offer, no withdrawal rights will apply to Shares tendered during such Post-Closing Acceptance Period or to Shares validly tendered and not validly withdrawn in the Acceptance Period.

•                                         Reference is made to Section 5.4 (Withdrawal rights).

IF THE OFFER IS COMPLETED, WILL DEMB CONTINUE AS A PUBLIC COMPANY?

If the Offer is declared unconditional, the Offeror intends to delist the Shares from Euronext Amsterdam as soon as possible and DEMB may cease to make filings with the SEC or otherwise cease to be required to comply with applicable rules relating to publicly held companies.

The listing of the Shares on Euronext Amsterdam may also be terminated as a result of the Legal Merger as DEMB will then cease to exist or as a result of any other Post-Closing Restructuring Measures.

Reference is made to Section 6.9 (Consequences of the Offer).

IF I DECIDE NOT TO TENDER, WHAT WILL HAPPEN TO MY SHARES?

•                                         If a Shareholder decides not to tender his Shares under the Offer, such Shareholder will continue to own his Shares in their current form, provided that this may change as a result of a Statutory Buy-out, a Post-Closing Merger and Liquidation or other Post-Closing Restructuring Measures.

•                                         If the Offer is declared unconditional, the purchase of Shares by the Offeror under the Offer will reduce the number of Shareholders, as well as the number of Shares that might otherwise be traded publicly, and will thus adversely affect the liquidity and, potentially, the market value of the remaining Shares not tendered.

•                                         In addition to the consequences of decreased liquidity, the Statutory Buy-out-, Post-Closing Merger and Liquidation and any other Post-Closing Restructuring Measures that Shareholders may be exposed to, Shareholders should be aware that the Offeror intends, should the Offer be declared unconditional, to the extent permitted under applicable law and stock exchange regulations, to delist the Shares from Euronext Amsterdam as soon as reasonably practicable under applicable rules and regulations.

•                                         If the Offer is declared unconditional and the Acceptance Level immediately after the Post-Closing Acceptance Period represents at least 95% of all Shares on a fully diluted basis, the Offeror will commence a Statutory Buy-out.

•                                         If the Offer is declared unconditional, the Merger Resolution is adopted and in full force and effect, the other conditions set out in Section 6.2.2 (Satisfaction and waiver of the Offer Conditions) have been fulfilled and the Acceptance Level immediately after the Post-Closing

Acceptance Period is less than 95% of all Shares on a fully diluted basis, the Offeror intends to pursue the Post-Closing Merger and Liquidation.

•                                         Subject to the Offer being declared unconditional, the Offeror reserves the right to use any permitted method to acquire 100% of the Shares.

•                                         By nature, this Q&A and the description below of the Post-Closing Merger and Liquidation is non-exhaustive and the Shareholders who do not intend to tender their Shares under the Offer are strongly advised to carefully review Section 6.9 (Consequences of the Offer).

UNDER WHAT CIRCUMSTANCE MAY YOU COMPLETE A POST-CLOSING LEGAL MERGER AND LIQUIDATION?

•                                         If the Offer is declared unconditional, the Offeror reserves the right to use any permitted method to acquire 100% of the Shares, including by means of the Post-Closing Merger and Liquidation.

•                                         The Offeror and DEMB have agreed that the Offeror will waive the Offer Condition that the Acceptance Level represents at least 95% of all Shares on a fully diluted basis, if (i) the EGM has voted in favor of the Legal Merger and such resolution is in full force and effect, (ii) there is a minimum Acceptance Level of at least 80% of all Shares on a fully diluted basis at the end of the Acceptance Period, (iii) the Offeror has obtained a waiver under the SFA in accordance with the provisions of the SFA to waive the 95% acceptance condition without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver) and (iv) nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of DEMB to Oak Sub), in which case the Offeror currently expects, but is not obligated, to resolve to continue to pursue the Post-Closing Merger and Liquidation.

•                                         If the Offeror is not obligated to waive the 95% minimum acceptance condition as described above, the Offeror nevertheless reserves the right, subject to the terms of the Merger Protocol, to waive such condition and declare the Offer unconditional. Any waiver of the conditions to the Offer, including the 95% minimum acceptance condition, is subject to the receipt of the required waiver of the Offeror’s lenders under the SFA.

•                                         The Offeror is not obligated to implement the Post-Closing Merger and Liquidation, or any other means to acquire 100% of the Shares if it waives the 95% minimum acceptance condition. It is possible, therefore, that if the Offeror were to waive such condition and not take action to acquire 100% of the Shares, holders of Shares that do not accept the Offer could own a minority interest in DEMB for an indefinite period of time following consummation of the Offer.

•                                         If, on any Acceptance Closing Date, (i) the Acceptance Level represents less than 95% of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived, but (iii) the conditions to the waiver of the 95% Acceptance Level set out in Section 6.2.2 have not been fulfilled, the Offeror’s right to declare the Offer unconditional would be subject to the waiver of the condition included in the SFA that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis.

WHAT IS THE POST-CLOSING LEGAL MERGER AND LIQUIDATION?

•                                         The Post-Closing Merger and Liquidation is a series of transactions upon completion of which the Offeror will hold 100% of the shares of a legal successor of DEMB and full ownership of DEMB’s business.

•                                         As a result of the Post-Closing Merger and Liquidation, it is intended that any non-tendering Shareholder will receive a cash amount equal to the Offer Price, without interest and subject to withholding and other taxes, for each Share held by such non-tendering Shareholder immediately prior to commencement of the Post-Closing Merger and Liquidation.

•                                         In summary, the Post-Closing Merger and Liquidation consists of the following transactions:

•                                           DEMB will merge and disappear into Oak Sub, an indirectly wholly owned non-listed subsidiary of the Offeror. As part of this merger, the non-tendering Shareholders will receive shares in the capital of New Oak, a wholly owned non-listed subsidiary of the Offeror and the sole shareholder of Oak Sub, on a share-for-share basis.

•                                           As a result of the Legal Merger, each holder of one or more Shares immediately prior to the completion of the Legal Merger will hold a number of shares in the capital of New Oak equal to the number of Shares held by such holder of Shares immediately prior to the completion of the Legal Merger.

•                                           New Oak will sell and transfer Oak Sub to the Offeror against payment of the Consideration, in the form of the Cash Consideration and the Note.

•                                           New Oak will be liquidated and it is intended that the Cash Consideration will be distributed by means of an advance liquidation distribution to the shareholders of New Oak, other than the Offeror, and the advance liquidation distribution to the Offeror will be set-off against the Note.

•                                           It is intended that the amount of the advance liquidation distribution per share in the capital of New Oak will be equal to the Offer Price, without interest and subject to withholding and other taxes.

•                                         Reference is made to Section 6.9 (Consequences of the Offer).

DO I HAVE APPRAISAL RIGHTS UNDER THE OFFER WITH RESPECT TO MY SHARES?

•                                         Shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that at any time the Offeror, together with its Affiliates, holds 95% or more of the Shares, the Offeror’s current intention is to acquire the remaining Shares not tendered by means of Statutory Buy-out.

•                                         In the event the Offeror holds, together with its Affiliates, 95% or more of the Shares, the remaining Shareholders may also initiate takeover sell-out proceedings in accordance with article 2:359d of the Dutch Civil Code. Due to the lack of precedent, the Offeror cannot estimate the length of time it would take for such a takeover sell-out proceeding to be resolved. Because the Offeror has already committed to effect the Statutory Buy-Out, as described above, it believes that is unlikely that any Shareholder would initiate such a proceeding.

•                                         In those proceedings, Shares held by the remaining Shareholders will be acquired only for cash, and a Dutch court will determine the price to be paid for the Shares, which may be higher or lower than the Offer Price.

IF YOU SUCCESSFULLY COMPLETE YOUR OFFER, WHAT WILL HAPPEN TO THE BOARD?

At the EGM, Norman Sorensen-Valdez, Jan Bennink, Sandra Taylor, Maria Corrales and Géraldine Picaud will resign as members of the Board per the Settlement Date.

Subject to the relevant Resolution being adopted at the EGM, on the Settlement Date, the Board will consist of (i) Bart Becht (as Chairman), Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott and Alejandro Santo Domingo as non-executive members nominated by the Offeror, (ii) Andrea Illy and Robert Zwartendijk as Independent Non-Executives, and (iii) Michel Cup as executive member.

Reference is made to Section 6.10 (Governance of DEMB as from the Settlement Date).

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On 27 March 2013, the last trading day before the public announcement by DEMB of its discussions in respect of the Offer with the Offeror, the closing price of the Shares reported on Euronext Amsterdam was EUR 9.61. On 18 June 2013, the last trading day before the date of this Offer Memorandum, the closing price of the Shares reported on Euronext Amsterdam was EUR 12.30.

We encourage you to obtain a recent quotation in deciding whether to tender your Shares.

Reference is made to Section 7.10 (Share price development).

WHAT ARE THE DUTCH INCOME TAX CONSEQUENCES OF THE OFFER?

•                                         In general, if a Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Dutch taxation purposes and does not hold nor is deemed to hold a Substantial Interest, or who has opted to be taxed as a resident of the Netherlands for Dutch taxation purposes, (i) such Shareholder is subject to Dutch income tax on the gains realized upon disposal of the Shares under the Offer at progressive rates (up to 52%; rate for 2013); or (ii) if the Shares are regarded as a passive investment, such Shareholder is subject to Dutch income tax at a rate of 30% (rate for 2013) on a deemed return of 4% of such individual’s qualifying net assets (including the Shares) regardless of the actual gain realized upon disposal of the Shares.

•                                         In general, if a Shareholder is an entity which is resident or deemed to be resident in the Netherlands for Dutch taxation purposes, such entity will be subject to Dutch corporate income tax with respect to the gains realized upon disposal of the Shares under the Offer. The Dutch corporate income tax rate is 20% for the first EUR 200,000 of taxable income and 25% for taxable income exceeding EUR 200,000 (rates applicable for 2013).

•                                         Reference is made to Section 10.1.3 (Corporate income tax and individual income tax).

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER?

•                                         The receipt of cash in exchange for Shares under the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Shareholder who sells Shares under the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Shareholder’s adjusted tax basis in the Shares sold under the Offer. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer.

•                                         Reference is made to Section 10.2 (United States of America).

WHAT ARE THE DUTCH TAX CONSEQUENCES OF THE STATUTORY BUY-OUT AND THE POST-CLOSING LEGAL MERGER AND LIQUIDATION?

•                                         Should a Statutory Buy-out be implemented, no Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-out. The Dutch income tax consequences of the Statutory Buy-Out are in principle the same as the Dutch income tax consequences of the Offer. Reference is made to Section 10.1.5 (Statutory Buy-out).

•                                         In the event the Post-Closing Merger and Liquidation is effected, on the basis of the Tax Ruling issued by the Dutch tax authorities, generally the amount of Dutch dividend withholding tax in respect of the Liquidation Distribution per New Oak Share would be approximately EUR 0.436 (15% of EUR 2.909, being the excess of the Liquidation Distribution per New Oak Share in the

amount of the Offer Price of EUR 12.50 over the average paid-in capital as recognized for Dutch dividend withholding tax purposes of EUR 9.591 per New Oak Share), which is approximately 3.5% of the Offer Price. The Dutch income tax consequences of the Post-Closing Merger and Liquidation are in principle the same as the Dutch income tax consequences of the Offer.

•                                         Reference is made to Section 10.1.6 (Post-Closing Merger and Liquidation).

•                                         A disposal of the Shares pursuant to the Offer in the Acceptance Period or the Post-Closing Acceptance Period should not be subject to Dutch dividend withholding tax (dividendbelasting).

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE STATUTORY BUY-OUT AND THE POST-CLOSING LEGAL MERGER AND LIQUIDATION?

•                                         For U.S. federal income tax purposes, the Statutory Buy-Out or Post-Closing Merger and Liquidation should generally be a taxable transaction with respect to a Shareholder who receives cash in exchange for all of its Shares in the same manner as the Offer. In the case of the Post-Closing Merger and Liquidation, it is unclear whether any foreign tax credits may be available to any Shareholder subject to Dutch withholding tax imposed on the liquidation distribution.

•                                         The U.S. federal income tax consequences of any other Post-Closing Restructuring Measure will depend on the exact manner in which the transaction is carried out, which has not yet been determined. However, if a Shareholder receives cash in exchange for all of the Shares that it holds, such transaction generally should be taxable in the same manner as a sale of Shares under the Offer.

•                                         Reference is made to Section 10.2.2(B) (Statutory Buy-out, Legal Merger or other Post-Closing Restructuring Measures).

IS THERE A WAY TO AVOID THE CONSEQUENCES OF THE POST-CLOSING RESTRUCTURING MEASURES?

•                                         To avoid the consequences of the Post-Closing Restructuring Measures, the Shareholders who did not tender their Shares during the Acceptance Period may tender their Shares during the Post-Closing Acceptance Period under the same terms and conditions as the Offer. Reference is made to Section 5.8 (Post-Closing Acceptance Period).

•                                         In order to tender your Shares during the Post-Closing Acceptance Period, your acceptance of the Offer should be received by the Exchange Agent or the Tender Agent for Direct Registry no later than 17:40 CET (11:40 EST) on the date of expiry of the Post-Closing Acceptance Period.

•                                         Holders of Shares that are held, directly or indirectly, through an Admitted Institution should note that their bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders and should ensure they comply with the times and dates communicated by such bank or broker or other financial intermediary.

WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

•                                         Shareholders, banks and brokers who have questions about the Offer may call the Information Agent:

Shareholders in the U.S.:

Georgeson

480 Washington Boulevard, 26th Floor

Jersey City, New Jersey 07310

All Shareholders in the United States: 1-800-561-3947

Shareholders outside the U.S.:

Georgeson

2nd Floor, Vintners Place, 68 Upper Thames Street,

London EC4V 3BJ, United Kingdom

Toll-Free Number European Retail Shareholders: 00 800 3813 3813

European Bank and Broker Helpline: +44 (0) 870 703 6357

•                                         Reference is made to Section 3.6 (Contact details).

PART I — OFFER MEMORANDUM

2.                                     RESTRICTIONS

2.1.                           General

The Offer is being made in, and from, the Netherlands with due observance of the statements, conditions and restrictions included in this Offer Memorandum. Without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right to accept any tender under the Offer, which is made by, or on behalf of, a Shareholder, even if it has not been made in the manner set out in this Offer Memorandum.

The distribution of this Offer Memorandum and the making of the Offer in jurisdictions other than the Netherlands and the U.S. may be restricted or prohibited by law. We are currently not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.

Persons obtaining this Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorizations, approvals or consents (to the extent applicable). Outside of the Netherlands and the U.S., no actions have been taken (nor will actions be taken) to make the Offer possible in any jurisdiction where such actions would be required. In addition, this Offer Memorandum has not been filed with or recognized by the authorities of any jurisdiction other than the Netherlands and the U.S.

Neither the Offeror, nor DEMB, nor any of their advisers accept any liability for any violation by any person of any such restriction. Any person, including custodians, nominees and trustees, who forwards or intends to forward this Offer Memorandum or any related document to any jurisdiction outside the Netherlands or the U.S. should carefully read Sections 2 (Restrictions) and 3 (Important information) before taking any action.

The release, publication or distribution of this Offer Memorandum and any documentation regarding the Offer or the making of the Offer in jurisdictions other than the Netherlands and the U.S. may be restricted by law and therefore persons into whose possession this Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restriction may constitute a violation of the law of any such jurisdiction.

3.                                     IMPORTANT INFORMATION

3.1.                           Introduction

This Offer Memorandum contains important information that should be read carefully before any decision is made to tender Shares under the Offer. Shareholders are advised to seek independent advice where appropriate to reach a balanced judgment in respect of the contents of the Offer Memorandum and the Offer itself. In addition, Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares under the Offer.

3.2.                           Responsibility

The information included in Sections 2, 3, 5, 6, (excluding Sections 6.1.1, 6.5.2, 6.6, 6.10.3 and 6.15) 8, 9.1, 10 and 12 (excluding Section 12.18.2) and the Q&A Section has been solely provided and prepared by the Offeror.

The information included in Sections 6.5.2, 6.6, 6.10.3, 6.15, 7, 9.2, 11.1 and 12.18.2 and Part II (excluding Part II, Sections 1.5 and 1.7) has been solely provided and prepared by DEMB.

The information included on pages 1, 2 and 3 and in Sections 4, 6.1.1, 11.2, 11.3, 11.4 and 11.5 has been jointly provided and prepared by the Offeror and DEMB. The information included in Section 6.1.1 regarding meetings or discussions in which the Offeror did not participate has been solely provided and prepared by DEMB. Such information provided and prepared solely by DEMB is marked with an * in Section 6.1.1.

The Offeror and DEMB are exclusively responsible for the accuracy and completeness of the information provided in this Offer Memorandum, each with respect to the information it has provided, and jointly with respect to the information they have provided jointly.

Both the Offeror and DEMB confirm, each with respect to the information it has provided and jointly with respect to the information they have provided jointly, that to the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this Offer Memorandum is in accordance with the facts and contains no omission likely to affect its import.

The information included in Part II, Sections 1.5 (Independent audit report of PwC on the selected consolidated/combined financial information of DEMB) and 1.7 (Independent review report of PwC on the information for the first half of the financial year 2013) has been sourced by DEMB from its independent auditor, PwC. DEMB confirms that this information has been accurately reproduced and that no facts have been omitted which would render the reproduced information inaccurate or misleading.

No person, other than the Offeror and DEMB and without prejudice to the audit report and review report issued by PwC included in this Offer Memorandum, is authorized in connection with the Offer to provide any information or to make any statements on behalf of the Offeror or DEMB in connection with the Offer or any information contained in this Offer Memorandum. If any such information or statement is provided or made by parties other than the Offeror and DEMB, such information or statements should not be relied upon as having been provided by or made by or on behalf of the Offeror or DEMB. Any information or representation not contained in this Offer Memorandum must not be relied upon as having been provided by or made by or on behalf of the Offeror or DEMB.

3.3.                          Presentation of financial and other information

Certain numerical figures set out in this Offer Memorandum, including financial data presented in millions or thousands, have been subject to rounding adjustments and, as a result, should therefore not be regarded as exact. In addition, the rounding also means that the totals of the data in this Offer Memorandum may vary slightly from the actual arithmetic totals of such information.

The information included in this Offer Memorandum reflects the situation as at the date of this Offer Memorandum, unless specified otherwise. Neither the issue nor the distribution of this Offer Memorandum shall under any circumstances imply that the information contained herein is accurate and complete as of any time subsequent to the date of this Offer Memorandum or that there has been no change in the information set out in this Offer Memorandum or in the affairs of the Offeror, DEMB and their respective subsidiaries and affiliates since the date of this Offer Memorandum. The foregoing does not affect the obligation of (i) both the Offeror and DEMB, each insofar as it concerns them, to make a public announcement pursuant to section 4(3) of the Decree or section 5:25i of the Wft or (ii) the Offeror to make supplemental disclosures pursuant to Rule 14d-(6)(c) of the Exchange Act, in each case, if applicable.”

3.4.                           Governing law and jurisdiction

This Offer Memorandum and the Offer are, and any tender, purchase or transfer of Shares will be, governed by and construed in accordance with the laws of the Netherlands, without prejudice to any applicable provisions of prevailing mandatorily applicable law, including the U.S. federal securities laws.

The Court of First Instance (rechtbank) in Amsterdam, the Netherlands, shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Offer Memorandum, the Offer or any tender, purchase or transfer of Shares, without prejudice to the rights of appeal (hoger beroep) and cassation (cassatie) or  to the jurisdiction of any other competent court pursuant to prevailing mandatorily applicable law, including the U.S. federal securities laws.

3.5.                           Language

This Offer Memorandum is published in English and a Dutch summary is included as Section 12 (Dutch summary). In the event of any differences, whether or not in interpretation, between the English text of this Offer Memorandum and the Dutch summary of this Offer Memorandum, the English text of this Offer Memorandum shall prevail.

3.6.                           Contact details

Rabobank International has been appointed as exchange agent (the “Exchange Agent”) in the context of the Offer.

Georgeson Inc. has been appointed as information agent (the “Information Agent”) in the context of the Offer.

Citigroup Global Markets Inc. has been appointed as U.S. dealer manager (the “U.S. Dealer Manager”) in the context of the Offer.

Computershare Trust Company, N.A. has been appointed as tender agent for the Shareholder individually recorded in DEMB’s shareholders’ register (the “Tender Agent for Direct Registry”).

Exchange Agent

Rabobank International

P.O. Box 17100

3500 HG Utrecht

The Netherlands

Tel: +31 (0) 30 712 3785

Fax: +31 (0) 30 712 3474

Information Agent

Georgeson Inc.

Shareholders in U.S.:

480 Washington Boulevard, 26th Floor

Jersey City, New Jersey 07310

United States of America

All Shareholders in the United States: +1-800-561-3947

Shareholders outside the U.S:

2nd Floor, Vintners Place, 68 Upper Thames Street,

London EC4V 3BJ, United Kingdom

Toll-Free Number European Retail Shareholders:

00 800 3813 3813

European Bank and Broker Helpline:

+44 (0) 870 703 6357

U.S. Dealer Manager

Citigroup Global Markets Inc.

388 Greenwich

New York, NY USA 10013

United States of America

1-855-388-8457 (US toll free)

Tender Agent for Direct Registry

Computershare Trust Company, N.A.

By mail:

Attn: Corporate actions voluntary offer

P.O. Box 43011

Providence, RI 02940-3011

By overnight courier

Attn: Corporate actions voluntary offer

250 Royal Street, Suite V

Canton, MA 02021

The Offeror

Oak Leaf B.V.

Oudeweg 147

2031 CC Haarlem

The Netherlands

DEMB

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

3.7.                           Availability of copies of this Offer Memorandum

Digital copies of this Offer Memorandum are available on the website of DEMB (www.demasterblenders1753.com). Copies of this Offer Memorandum are also available free of charge at the offices of DEMB and the Exchange Agent at the addresses mentioned above.

The website of DEMB does not constitute a part of, and is not incorporated by reference into, this Offer Memorandum.

Copies of the articles of association of DEMB and the proposed amendments thereto are available on the website of DEMB (www.demasterblenders1753.com).

3.8.                           Forward looking statements

This Offer Memorandum includes “forward-looking statements”, including statements about the expected timing and completion of the Offer, and language indicating trends. Generally, words such as may, should, aim, will, expect, intend, estimate, anticipate, believe, plan, seek, contemplate, envisage, continue or similar expressions identify forward-looking statements.

These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the Offeror’s or DEMB’s control, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements.

Factors that could cause actual results to differ from such statements include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer Condition may not be satisfied, the ability of DEMB to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in the Annual Report and DEMB’s reports on Form 6-K thereafter.

Although the Offeror and DEMB, each with respect to the statements it has provided, believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such statements will be fulfilled or prove to be correct, and no representations are made as to the future accuracy and completeness of such statements.

The Offeror and DEMB undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws or by any appropriate regulatory authority.

3.9.                           Filings in connection with the Offer with the SEC

Pursuant to Rule 14d-3 under the Exchange Act, the Offeror filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer Memorandum forms a part, and exhibits to the Schedule TO, including the Merger Protocol.

Additionally, DEMB is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file certain information with the SEC relating to its business, financial condition and other matters.

DEMB filed with the SEC a Schedule 14D-9, which includes a solicitation and recommendation statement of the Board.

The Schedule TO and the exhibits thereto, and such other information, can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213, United States of America. Information regarding the public reference facilities may be obtained from the SEC by telephoning +1 (800) SEC-0330. DEMB’s filings are also available to the public on the website of the SEC (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213, United States of America at prescribed rates.

3.10.                    Regulatory matters — SEC Relief

On 21 May 2013, the SEC granted certain exemptions from rules under the Exchange Act with respect to the Offer.

Section 14(d)(5) of the Exchange Act provides that securities tendered in a tender offer but not yet accepted and paid for may be withdrawn at any time after 60 days from the date of the original offer. Rule 14d-7 under the Exchange Act requires that “any person who has deposited securities pursuant to a tender offer has the right to withdraw those securities during the period such offer, request or invitation remains open. The SEC has granted the Offeror relief to permit it to terminate withdrawal rights in the Offer during the period, which will in no event last longer than three Dutch trading days, between the Acceptance Closing Date and the Unconditional Date and withdrawal rights will be reinstated thereafter if the Shares tendered during the Acceptance Period are not accepted for purchase.

In connection with Rule 14d-4(d) under the Exchange Act, the SEC has taken the position that an offer should remain open for a minimum of five U.S. Business Days after the waiver of a minimum acceptance condition. The SEC has granted the Offeror relief to permit the Offeror to terminate withdrawal rights upon the Acceptance Closing Date and waive the minimum acceptance condition in Section 6.2.1(a) at a percentage in excess of 50% of DEMB’s issued and outstanding ordinary share capital after the Acceptance Closing Date and prior to or at the time the Offeror declares the Offer unconditional without holding the Offer open for any additional time after the Acceptance Closing Date, so long as the Offeror makes certain disclosures and follows certain procedural safeguards.

Rule 14d-11(c) under the Exchange Act requires, as a condition to any subsequent offering period, that an offeror immediately accept and promptly pay for all securities tendered during an initial offer period. Rule 14d-11(d) under the Exchange Act proscribes the timing in which a bidder must announce the results of a tender offer and begin a subsequent offering period. The SEC has granted the Offeror relief from the obligation to conduct a subsequent offering period (which period is referred to herein as a Post-Closing Acceptance Period) in accordance with Rule 14d-11(c) and Rule 14d-11(d) under the Exchange Act, where acceptance of, and payment for, the Shares tendered in, and announcements of the results of, the Offer are effected in accordance with Dutch law and customary Dutch market practice. Under Dutch law, the Post-Closing Acceptance Period should be announced within three Dutch Business Days after the Unconditional Date.

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid “promptly” after the termination of such offer. The SEC has granted the Offeror relief to permit the Offeror to promptly pay for securities tendered during the Offer in accordance with Dutch law and practice. As set out in Sections 5.8 (Post-Closing Acceptance Period) and 5.9 (Settlement), the Offer Price (i) with respect to Shares tendered on or prior to the Acceptance Closing Date will be paid no later than the Settlement Date and (ii) with respect to Shares tendered during the Post-Closing Acceptance Period will be paid within three Dutch Business Days following the date on which the relevant Shareholder tendered its Shares.

Rule 14e-1(d) under the Exchange Act governs the manner of announcements of extensions to an offer. The SEC has granted the Offeror relief to permit the Offeror to announce any extensions of the Offer in accordance with the timing and notice requirements of applicable Dutch law and customary Dutch market practice. Under Dutch law, an extension of the Acceptance Period should be announced within three Dutch Business Days after the Initial Acceptance Closing Date by means of a public announcement.

Subject to certain exceptions, Rule 14e-5 under the Exchange Act prohibits an offeror, its affiliates and certain other specified persons from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition applies from the time of public announcement of the tender offer until the tender offer expires. The SEC has granted the Offeror relief to permit the Offeror to purchase, or arrange to purchase, whether directly or through any affiliates of the Offeror, or any broker or other financial institution acting as the Offeror’s agent or any affiliates of any broker or other financial institution acting as the Offeror’s agent, Shares outside of the Offer outside of the United States in accordance with applicable Dutch securities laws. In addition to compliance with Dutch securities law that applies generally, any such direct or indirect purchase of Shares should comply with the “best price”-rule pursuant to section 19 of the Decree and, following such direct or indirect purchase of Shares, a public announcement should be made.

3.11.                   Market purchases

Pursuant to exemptive relief granted by the SEC from Rule 14e-5 under the Exchange Act, except as set forth below, the Offeror reserves the right to purchase, or arrange to purchase, whether directly or through any affiliates of the Offeror, any broker or other financial institution acting as the Offeror’s agent or any affiliates of any broker or other financial institution acting as the Offeror’s agent, Shares as permitted by applicable Dutch law. In no event will the Offeror make any such purchases for a price per Share that is greater than the Offer Price. The Offeror will issue and file a press release in the Netherlands and the United States containing the information proscribed by Dutch law immediately after the close of business in the Netherlands on each day on which such Shares have been purchased outside of the Offer. No purchases will be made outside the Offer in the United States by or on behalf of the Offeror.

3.12.                    Financial advisers

3.12.1.          Financial advisers to the Offeror

Leonardo, BDT, BofAML and Rabobank/Rothschild are acting as financial advisers to the Offeror.

Citi and Morgan Stanley are acting as financial advisers to Forest.

Rabobank International is acting as exchange agent to the Offeror.

Georgeson is acting as information agent to the Offeror.

Citi is acting as U.S. dealer manager to the Offeror.

Each of Leonardo, BDT, BofAML, Rabobank/Rothschild, Citi, Morgan Stanley, the Exchange Agent and the Information Agent and the U.S. Dealer Manager will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the U.S. federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

In the ordinary course of Leonardo’s, BDT’s, BofAML’s, Rabobank/Rothschild’s, Citi’s and Morgan Stanley’s businesses, it and its affiliates may actively trade or hold securities or loans of the Offeror or DEMB for its own account or for the accounts of customers and, accordingly BofAML, Rabo, Citi and Morgan Stanley or their respective affiliates may at any time hold long or short positions in these securities or loans.

Except as set out above, the Offeror will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares under the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

3.12.2.           Financial advisers to DEMB

Lazard is acting as lead financial adviser to DEMB.

Goldman Sachs and JP Morgan are also financial advisers to DEMB.

3.12.3.          Responsibility of the advisers

The advisers listed in Sections 3.12.1 (Financial advisers to the Offeror) and 3.12.2 (Financial advisers to DEMB) are acting exclusively for their respective clients, as identified in such Sections, and for no one else in connection with the Offer and will not regard any other person, whether or not a recipient of this Offer Memorandum, as a client in relation to the Offer or any other matter referred to in this Offer Memorandum and will not be responsible to anyone other than their respective clients for providing any protections afforded to such clients.

None of the advisers listed in Sections 3.12.1 (Financial advisers to the Offeror) and 3.12.2 (Financial advisers to DEMB) or their respective partners or employees shall have any responsibility, duty of care or liability whatsoever to any party other than, to the extent any such responsibility, duty of care or liability exists, their respective clients, as identified in such Sections, in connection with this Offer Memorandum or the Offer.

4.                                     DEFINITIONS AND INTERPRETATION

4.1.                           Definitions

In Part I of this Offer Memorandum, except for pages 1 and 2 and Sections 11 (Press releases) and 12 (Dutch summary), and in Part II of this Offer Memorandum except if defined differently therein, the following definitions are used:

Acceptance Closing Date	the time and date on which the Offer expires, being at 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless extended in accordance with section 15(2) of the Decree and this Offer Memorandum;

Acceptance Level	has the meaning given in Section 6.2.1(a) (Offer Conditions);

Acceptance Period	the period during which the Shareholders can tender their Shares to the Offeror, which begins at 09:00 CET (03:00 hours EST) on 20 June 2013 and ends on the Acceptance Closing Date;

Acorn	Acorn B.V., a private limited liability company incorporated under the laws of the Netherlands;

Acorn Holdings	Acorn Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands;

Admitted Institutions	those institutions admitted to Euronext Amsterdam (aangesloten instellingen);

Affiliate	any person directly or indirectly, solely or jointly, controlling or controlled by the Offeror;

AFM	the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

Allen & Overy	Allen & Overy LLP, Dutch and U.S. counsel to DEMB;

Alternative Proposal

a public offer for shares in DEMB, a sale of all or a substantial part of the assets or business of DEMB or the DEMB Group or any other transaction that could result in a change of control of DEMB or all or a substantial part of its business or otherwise prevent the Offer from being consummated;

Annual Report	the annual report of DEMB for the period ending on 30 June 2012 as filed with the SEC in the form of a 20F filing on 11 October 2012;

Articles of Association	the articles of association (statuten) of DEMB, most recently amended as at 28 June 2012, as amended from time to time;

BDT	BDT & Company, LLC, a Delaware limited liability company;

Bidding Rules	the Decree, the Exchange Act and the Wft collectively;

Board	the board of directors of DEMB;

BofAML	Merrill Lynch International;

Business Day	any day other than a Saturday, Sunday or legal holiday on which banks in Amsterdam, the Netherlands, and New York, New York, U.S., and Euronext Amsterdam are open for business;

Cash Consideration	has the meaning given in Section 6.9.4(B) (Description of the Post-Closing Merger and Liquidation);

CET	Central European Time or Central European Summer Time, as the case may be;

Citi	Citigroup Global Markets Inc.;

Code	has the meaning given in Section 10.2.1 (Introduction);

Consideration	has the meaning given in Section 6.9.4(B) (Description of the Post-Closing Merger and Liquidation);

Controlling Persons	Acorn, Acorn Holdings, Forest, JAB Holdings, Donata BV, Donata SE, JAB Lux and Parentes;

Conversion Date	has the meaning given in Section 5.1.2 (USD Settlement option);

Conversion Rate	has the meaning given in Section 5.1.2 (USD Settlement option);

Decree	the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft);

DEMB

D.E MASTER BLENDERS 1753 N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its corporate seat in Joure, gemeente Skarsterlân, the Netherlands, and registered with the trade register of the Chamber of Commerce (Kamer van Koophandel, afdeling handelsregister) with number 54760968;

DEMB Group	DEMB and its group companies (groepsmaatschappijen) within the meaning of section 2:24b of the Dutch Civil Code;

DEMB Recognized Paid-in Capital	has the meaning given in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation);

Distributions	has the meaning given in Section 5.1.3 (Distributions);

Dividend Stripping	has the meaning given in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation);

Donata BV	Donata Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands;

Donata SE	Donata Holding SE, an Austrian Societas Europaea;

Dutch Business Day	any day other than a Saturday, Sunday or legal holiday on which banks in Amsterdam, the Netherlands, and Euronext Amsterdam are open for business;

Dutch Corporate Governance Code	the Dutch corporate governance code dated 1 January 2009 as established under section 2:391(5) of the Dutch Civil Code;

E&Y	Ernst &Young LLP, accounting and tax advisers to JAB and the Offeror;

EBIT	earnings before the deduction of interest and tax;

EBITDA	earnings before the deduction of interest, tax, depreciation and amortization expenses;

EGM

the extraordinary General Meeting of Shareholders to be held at 14:00 hours CET on 31 July 2013 at Beurs van Berlage located at Damrak 243, 1012 ZJ, Amsterdam, the Netherlands, at which meeting the Offer, among other matters, will be discussed in accordance section 18(1) of the Decree;

Employee Matters Agreement	has the meaning given in Section 6.6.3 (2012 LTIP and existing awards under incentive plans of Sara Lee);

EST	Eastern Standard Time or Eastern Daylight Time, as the case may be;

EUR, euro or €	the single currency of the participating Member States of the European Community’s Economic and Monetary Union;

Euronext Amsterdam	NYSE Euronext in Amsterdam, the Netherlands, the regulated market of Euronext Amsterdam N.V.;

Exchange Act	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

Exchange Agent	has the meaning given in Section 3.6 (Contact details);

Forest	JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands;

General Meeting of Shareholders	the general meeting of shareholders of DEMB;

Goldman Sachs	Goldman Sachs International, financial adviser to DEMB in connection with the Offer;

IFRS	has the meaning given in Part II (Financial Information), Section 1.1 (Basis of Preparation);

Independent Non-Executive	has the meaning given in Section 6.10.2 (Future composition of the Board);

Information Agent	has the meaning given in Section 3.6 (Contact details);

Initial Acceptance Closing Date	15 August 2013, the date on which the Acceptance Period will end, unless extended in accordance with Section 5.7 (Extension);

Initial Announcement	has the meaning given in Section 6.1.2 (Public announcements);

Intercompany PP Agreements	the intercompany private placement agreements between certain members of the DEMB Group in the aggregate amount of USD 1.4 billion;

Investors	has the meaning given in Section 8.3 (Shareholders of the Offeror);

JAB	has the meaning given in Section 8.2.1 (Controlling Persons);

JAB Holdings	JAB Holdings II B.V., a private limited liability company incorporated under the laws of the Netherlands;

JAB Lux	Joh. A. Benckiser s.à r.l., a private limited liability company incorporated under the laws of Luxembourg;

KDE	Koninklijke Douwe Egberts B.V., a private limited liability company incorporated under the laws of the Netherlands;

Lazard	Lazard B.V., lead financial adviser to DEMB in connection with the Offer;

Legal Merger

the legal triangular merger (juridische driehoeksfusie) between DEMB (as disappearing entity), Oak Sub (as surviving entity) and New Oak (as group company of the surviving entity) in accordance with section 2:309 et seq of the Dutch Civil Code ;

Leonardo	Leonardo & Co B.V., a private limited liability company incorporated under the laws of the Netherlands;

Liquidation	has the meaning given in Section 6.9.4 (General);

Liquidation Distribution	has the meaning given in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation);

Liquidator	ATC Financial Services B.V., being the liquidator (vereffenaar) of New Oak in accordance with section 2:19 of the Dutch Civil Code;

Material Adverse Change	has the meaning given in Section 6.2.1(m) (Offer Conditions);

Merger Proposal	the merger proposal with respect to the Legal Merger, substantially in the form as set out in Part IV (Merger Proposal) of this Offer Memorandum;

Merger Protocol	a merger protocol dated 12 April 2013 between the Offeror and DEMB as amended and restated on 6 June 2013;

Merger Resolution	the resolution of the General Meeting of Shareholders to complete the Legal Merger;

Morgan Stanley	Morgan Stanley & Co International plc;

New Oak	New Oak B.V., a private limited liability company incorporated under the laws of the Netherlands;

New Oak Shareholder	a holder of one or more shares in the issued and outstanding share capital of New Oak;

New Oak Shares	has the meaning given in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation);

Non-Resident of the Netherlands	has the meaning given in Section 10.1.3(B) (Non-Residents of the Netherlands);

Note	has the meaning given in Section 6.9.4(B) (Description of the Post-Closing Merger and Liquidation);

Oak Sub	Oak Sub B.V., a private limited liability company incorporated under the laws of the Netherlands;

Offer	the offer described in this Offer Memorandum;

Offer Conditions	the conditions for the Offer in Section 6.2.1 (Offer Conditions);

Offer Memorandum	this offer memorandum (biedingsbericht) setting out the terms, conditions and restrictions of the Offer;

Offer Price	has the meaning given in Section 5.1.1 (Consideration);

Offeror

Oak Leaf B.V., a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and registered with the trade register of the Chamber of Commerce with number 57585083;

Parentes	Parentes Holding SE, an Austrian Societas Europaea;

Position Statement

the position statement of the Board in accordance with section 18 of the Decree, which does not form part of this Offer Memorandum but which forms a part of the Schedule 14D-9 filed by DEMB with the SEC in connection with the Offer;

Post-Closing Acceptance Period	has the meaning given in Section 5.8 (Post-Closing Acceptance Period);

Post-Closing Distribution	has the meaning given in Section 10.1.1 (Introduction);

Post-Closing Merger and Liquidation	has the meaning given in Section 6.9.4 (General);

Post-Closing Restructuring	has the meaning given in Section 10.1.1 (Introduction);

Post-Closing Restructuring Measures	has the meaning given in Section 6.9.5 (Post-Closing Restructuring Measures);

Potential Superior Offer	has the meaning given in Section 6.14.1 (Exclusivity);

PSU	has the meaning given in Section 6.6.3 (2012 LTIP and existing awards under incentive plans of Sara Lee);

PwC	PricewaterhouseCoopers Accountants N.V., a public limited liability company incorporated under the laws of the Netherlands;

Rabobank International	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., a cooperation (coöperatie) established under the laws of the Netherlands, trading as Rabobank International

Rabobank/Rothschild

Rabobank/Rothschild, the trade name under which Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., a cooperation (coöperatie) established under the laws of the Netherlands, and Rothschild Continuation Holdings AG, public limited liability company incorporated under the laws of Switzerland, provide M&A services in the consumer sector;

Recipient	has the meaning given in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation);

Recommendation	has the meaning given in Section 6.15 (Decision-making by the Board and Recommendation);

Reference Date	27 March 2013;

Relevant Persons

all members of the DEMB Group and the respective directors, employees, advisers and representatives, including the members of the Board and the members of the executive committee of DEMB, of DEMB and all members of the DEMB Group;

Remuneration Committee	the remuneration committee of the Board;

Resident of the Netherlands	has the meaning given in Section 10.1.3(A) (Residents of the Netherlands);

Resolutions

the following resolutions to be adopted by the EGM as set out in the Position Statement, including in summary:

(a)                                 the amendment of the Articles of Association in the form as set out in Part III (Articles of Association) of this Offer Memorandum;

(b)                                 the acceptance of the resignation of the members of the Board listed in Section 6.10.1 (Resignation of certain members of the Board)

(c)                                  the appointment of the individuals listed in Section 6.10.2 (Future composition of the Board) as members of the Board; and

(d)                                 the granting of full discharge to the current members of the Board (plus former member of the Board Mr C.J.A. van Lede) with respect to their duties and obligations performed and liabilities incurred in their respective capacity as (former) member of the Board up to and including the date of the EGM;

Reversed Termination Fee	has the meaning given in Section 6.14.3;

Revised Offer	has the meaning given in Section 6.14.1 (Exclusivity);

RSU	has the meaning given in Section 6.6.3 (2012 LTIP and existing awards under incentive plans of Sara Lee);

Sara Lee	Hillshire Brands Company, formally known as “Sara Lee Corporation”, a company incorporated under the laws of Maryland, United States of America;

Schedule TO	has the meaning given in Section 3.9 (Filings in connection with the Offer with the SEC);

SEC	United States Securities and Exchange Commission;

Section	a section of this Offer Memorandum;

Separation	the spin-off of the international coffee and tea business from Sara Lee to DEMB;

Settlement	the payment of the Offer Price by the Offeror to the Shareholders for each Tendered Share and transfer (levering) of the Tendered Shares to the Offeror;

Settlement Date

the date on which, in accordance with the terms and subject to the conditions and restrictions of the Offer, the Offeror shall pay the Offer Price to the Shareholders for each Share validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and transferred (geleverd) under the Offer, being prompt, and in any event no later than three Dutch Business Days following the Unconditional Date;

SFA	has the meaning given in Section 6.11.1 (Debt financing of the Offer)

Share Sale	has the meaning given in Section 6.9.4 (General);

Shareholder	a holder of one or more Shares;

Shares	the issued and outstanding ordinary shares in the capital of DEMB with a nominal value of EUR 0.12 each;

Skadden	Skadden, Arps, Slate, Meagher & Flom LLP, U.S. and UK counsel to JAB and the Offeror;

Statutory Buy-Out	a statutory buy-out procedure (uitkoopprocedure) in accordance with section 2:92a, section 2:201a or section 2:359c of the Dutch Civil Code;

Stibbe	Stibbe N.V., Dutch counsel to JAB and the Offeror;

Substantial Interest	has the meaning given in Section 10.1.1 (Introduction);

Superior Offer

a written and binding unsolicited proposal by a bona fide third party involving a public offer for all of the Shares, a sale of all or substantially all of DEMB’s business or any other transaction that could result in a change of control of the DEMB business or of all or substantially all of the DEMB Group’s business, which, in either case, in the reasonable opinion of the Board, after having considered advice of DEMB’s outside counsel and financial advisers and observing its obligations under Dutch law, is more beneficial to DEMB and its stakeholders than the Offer, taking into account all economic and non-economic terms and conditions of such proposal, including expected timing, the nature and amount of consideration for the Shares, and the likelihood of consummation, provided that the consideration per Share exceeds the Offer Price by 7.5% (or 5% in the event of consecutive or revised Superior Offer);

Tax Ruling	has the meaning given in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation);

Tender Agent for Direct Registry	has the meaning given in Section 3.6 (Contact details);

Tender Form	a form that a Shareholder who is individually recorded in DEMB’s shareholders’ register should use if such Shareholder wishes to tender its Shares under the Offer;

Tendered Shares	the Shares tendered under the Offer, and not validly withdrawn;

Termination Fee	has the meaning given in Section 6.14.3;

Trade Register	the trade register of the Chamber of Commerce (Kamer van Koophandel, afdeling handelsregister) in the Netherlands;

TSR	has the meaning given in Section 6.6.3 (2012 LTIP and existing awards under incentive plans of Sara Lee);

Unconditional Date

the date on which the Offeror publicly announces whether the Offer is declared unconditional (gestand wordt gedaan), being no later than on the third Dutch Business Day following the Acceptance Closing Date in accordance with section 16(1) of the Decree;

U.S.	United States of America;

U.S. Business Day	any day other than a Saturday, Sunday or legal holiday on which banks in New York, New York, U.S. are open for business;

U.S. Dealer Manager	has the meaning given in Section 3.6 (Contact details);

U.S. Shareholder

a Shareholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S.; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

USD	the lawful currency of the U.S.;

USPP Notes	the senior notes in the aggregate principal amount of USD 650 million issued pursuant to the note purchase and guarantee deed dated 15 May 2012 by and among DE US, Inc., DEMB and Sara Lee;

USPP Tender Agreements

the irrevocable tender agreements between DEMB and the holders of the USPP Notes pursuant to which each holder of USPP Notes will transfer to DE US, Inc., subject to Settlement, their USPP Notes following which the USPP Notes shall be cancelled;

Wft	the Dutch Financial Supervision Act (Wet op het financieel toezicht); and

2012 LTIP	has the meaning given in Section 6.6.3 (2012 LTIP and existing awards under incentive plans of Sara Lee).

4.2.                           Interpretation

In Part I of this Offer Memorandum and except for Sections 11 (Press releases), unless the context requires otherwise:

(a)                                the masculine gender shall include the feminine and the neuter and vice versa;

(b)                                reference to a person shall include reference to any individual, company, association, partnership or joint venture;

(c)                                 reference to “include” and “including” shall be treated as reference to “include without limitation” or “including without limitation”;

(d)                                unless the context requires otherwise, words in the singular shall include the plural and vice versa;

(e)                                 references to “law” and “laws” shall be treated as references to any binding law, regulation, directive, covenant, guideline, rule, regulation, standard, circular or general policy rule of any governmental or regulatory body in any jurisdiction in force from time to time;

(f)                                  unless the context requires otherwise, “or” is used in the inclusive sense of “and/or”;

(g)                                 unless the context requires otherwise, reference to any foreign legal term for any action, remedy, method or form of proceedings, court or any other legal concept or matter shall be deemed reference to the Dutch legal concept or matter, or to the legal concept or matter which most nearly approximates the Dutch legal concept or matter as interpreted in a Dutch context;

(h)                                headings are for identification only and shall not affect the interpretation of this Offer Memorandum; and

(i)                                    unless otherwise indicated in this Offer Memorandum or the context otherwise requires, all references in this Offer Memorandum to “we,” “our,” or “us” refer to the Offeror.

5.                                     INVITATION TO THE SHAREHOLDERS

The Shareholders are advised to review this Offer Memorandum, including all documents incorporated by reference herein, and in particular Sections 2 (Restrictions) and 3 (Important information) thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the Offer and this Offer Memorandum.

With due reference to all statements, terms, conditions and restrictions included in this Offer Memorandum, Shareholders are hereby invited to tender their Shares under the Offer in the manner and subject to the terms and conditions set out in this Offer Memorandum.

Prior to taking any action, Shareholders should carefully verify how they hold their Shares: through an Admitted Institution, or directly (individually recorded) in DEMB’s shareholders’ register at the Tender Agent for Direct Registry. If in doubt, Shareholders should contact the Tender Agent for Direct Registry at +1-800-561-3947.

Shareholders who consider not tendering their Shares are advised to review Section 6.9 (Consequences of the Offer) in particular.

5.1.                           Offer price

5.1.1.                 Consideration

For each Share, the Offeror offers a consideration of EUR 12.50 (twelve euro and fifty euro cents) in cash cum dividend (the “Offer Price”).

5.1.2.                 USD Settlement option

Shareholders who accept the Offer and tender their Shares may at such time elect to receive the Offer Price in USD, in which case the USD equivalent of the Offer Price will be calculated using the European Central Bank euro foreign exchange reference rate (the “Conversion Rate”):

(a)                                 one Business Day after the Unconditional Date with respect to Shares tendered during the Acceptance Period; and

(b)                                 one Business Day following the day on which the acceptance of the Offer and tender of the Shares by the relevant Shareholder is received by the Exchange Agent with respect to Shares tendered during the Post-Closing Acceptance Period.

The Conversion Rate is based on a regular daily concertation procedure between central banks across Europe and worldwide, normally takes place at 14:15 CET and is being published on the European Central Bank’s website (https://www.ecb.int/stats/exchange/eurofxref/html/index.en.html) by 15:00 CET.

During the Post-Closing Acceptance Period, the Conversion Rate used to calculate the USD equivalent of the Offer Price received by a Shareholder may differ from the Conversion Rate used to calculate the USD equivalent of the Offer Price received by other Shareholders depending on the date on which such Shareholder accepted the Offer and tendered its Shares.

The Conversion Rate used to calculate the USD equivalent of the Offer Price may differ from the prevailing EUR to USD exchange rate on the date on which you accept the Offer and tender your Shares and the date on which Settlement with respect to your Shares takes place. Any fluctuations in the EUR to USD exchange rate shall be for the account and risk of the Shareholders. None of the Offeror, DEMB, the Exchange Agent, the Information Agent, the U.S. Dealer Manager, the Tender Agent for Direct Registry and their respective advisers or agents shall have any responsibility with respect to, or be liable for, the actual amount of cash consideration payable other than in EUR.

The Exchange Agent will charge a currency exchange commission of 0.3% of the Offer Price per Tendered Share, if a Shareholder chooses to receive a USD equivalent of the Offer Price. This commission will be deducted from the cash amount to be paid to the relevant Shareholder.

5.1.3.                 Distributions

In the event any dividend or other distribution on the Shares (each, a “Distribution” and collectively, the “Distributions”) is declared by DEMB prior to Settlement, the Offer Price will be decreased by the full amount of any such Distribution in respect of each Share (before any applicable withholding tax).

In the event that the Offer Price is adjusted due to the declaration of any Distributions, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.

Any adjustment to the Offer Price resulting from a Distribution will be communicated by press release in accordance with Section 5.13 (Announcements).

5.2.                           Acceptance by Shareholders

5.2.1.                 General

To the extent permitted by applicable law and without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right to accept any Shares tendered for acceptance, even if it has not been effected in the manner set out in this Section 5.2 (Acceptance by Shareholders).

5.2.2.                 Acceptance by holders of Shares through Admitted Institutions

Holders of Shares which are held through an Admitted Institution are requested to make their acceptance known via their bank or stockbroker no later than 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Acceptance Period is extended in accordance with Section 5.7 (Extension). The relevant bank or stockbroker may set an earlier deadline for communication by holders of such Shares in order to permit the bank or stockbroker to communicate their acceptance to the Exchange Agent in a timely manner.

The Admitted Institutions may tender Shares for acceptance only to the Exchange Agent and only in writing. In submitting the acceptance, the Admitted Institutions are required to declare that:

(a)                                they have the Tendered Shares in their administration;

(b)                                each Shareholder who accepts the Offer irrevocably represents and warrants that the Shares tendered by him are being tendered in compliance with the restrictions in Sections 2 (Restrictions) and 3 (Important information); and

(c)                                 they undertake to transfer these Shares to the Offeror on or before the Settlement Date, provided that the Offer has been declared unconditional (gestand wordt gedaan).

Subject to the withdrawal rights in Section 5.4 (Withdrawal rights), the tendering of Shares in acceptance of the Offer shall constitute irrevocable instructions to block any attempt to transfer the Shares tendered, so that on or prior to the Settlement Date no transfer of such Shares may be effected (other than to the Exchange Agent on or prior to the Settlement Date if the Offer has been declared unconditional (gestand wordt gedaan) and the Shares have been accepted for purchase) and to debit the securities account in which such Shares are held on the Settlement Date in respect of all of the Shares tendered against payment by the Exchange Agent of the Offer Price, in respect of those Shares.

5.2.3.                 Acceptance by holders of Shares individually recorded in DEMB’s shareholders’ register

Shareholders owning 6,250 or fewer Shares individually recorded in DEMB’s shareholders’ register at the Tender Agent for Direct Registry, which are not held in a joint account, trust, corporation, LLC, partnership or other legal entity wishing to accept the Offer in respect of such shares and to tender and transfer (leveren) such Shares may follow the instructions and complete the tender process on the site www.corp-action.net/demb or call Computershare Trust Company, N.A. toll-free at 800-214-7371 and follow the instructions provided and complete the tender process no later than 17:40 hours CET (11:40 hours EST) on the Initial Acceptance Closing Date, unless the Acceptance Period is extended in accordance with Section 5.7 (Extension).

Holders of more than 6,250 Shares or accounts which are held as a joint account, trust, corporation, LLC, partnership or other legal entity recorded in DEMB’s shareholders’ register at the Tender Agent for Direct Registry wishing to accept the Offer in respect of such Shares and to tender and transfer (leveren) such Shares must deliver a completed and signed Tender Form to the Tender Agent for Direct Registry, prior to 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless the Offer is extended in accordance with Section 5.7 (Extension).

5.3.                           Undertakings, representations and warranties by tendering Shareholders

Each Shareholder tendering Shares under the Offer, by such tender undertakes, represents and warrants to the Offeror, on the date that such Shares are tendered up to and including the Settlement Date that:

(a)                                 the tender of any Shares constitutes an acceptance by the Shareholder of the Offer, on and subject to the terms and conditions of the Offer;

(b)                                 such Shareholder has full power and authority to tender, sell and transfer, and has not entered into any other agreement to tender, sell or transfer the Shares stated to have been tendered to any party other than the Offeror (together with all rights attaching thereto) and, when the same are purchased by the Offeror, the Offeror will acquire such Shares, with full title guarantee and free and clear of all third party rights and restrictions of any kind;

(c)                                  such Shares are being tendered in compliance with the restrictions as in Section 2 (Restrictions) and the securities and other applicable laws or regulations of the jurisdiction in which such Shareholder is located or of which it is a resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such Shares; and

(d)                                 such Shareholder acknowledges and agrees that having tendered its Shares, such Shareholder shall, as from the Settlement Date, be deemed to have waived any and all rights or entitlements that such Shareholder may have in its capacity as Shareholder or otherwise in connection with its shareholding in DEMB vis-à-vis any member of the DEMB Group and any member of the Board, except to the extent of the rights such Shareholder is entitled to under the U.S. federal securities laws by having tendered its Shares in the Offer.

5.4.                           Withdrawal rights

A shareholder may withdraw Shares tendered under the Offer at any time prior to the Acceptance Closing Date, unless extended in accordance with section 15(2) of the Decree and this Offer Memorandum. After the Acceptance Closing Date, Shareholders that have tendered Shares to the Offer will not be able to withdraw any such tendered Shares.

To withdraw previously tendered shares, Shareholders owning Shares individually recorded in DEMB’s shareholders’ register must timely deliver a written or facsimile transmission notice of withdrawal to the Tender Agent for Direct Registry at the address set out in Section 3.6 (Contact details) and in the form as attached to the Tender Form. To withdraw previously tendered shares that are not individually recorded in DEMB’s shareholders’ register, Shareholders must instruct the Admitted Institution they initially instructed to tender the Shares to arrange for the withdrawal of such Shares by the timely deliverance of a written or facsimile transmission notice of withdrawal to the Exchange Agent at the address set out in this Offer Memorandum.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent or the Tender Agent for Direct Registry, as applicable, at their respective addresses set out in this Offer Memorandum. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares.

The signature(s) on the notice of withdrawal must be guaranteed by an Admitted Institution, unless the relevant Shares are held directly through DEMB’s shareholders’ register or unless such Shares have been tendered for the account of any Admitted Institution.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in the Offeror’s sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offeror or any of its Affiliates or assigns, the Exchange Agent, the Information Agent, the Tender Agent for Direct Registry, the U.S. Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 5.2 (Acceptance by Shareholders) at any time prior to the expiration of the Offer.

If the Offeror extends the Offer, delays its acceptance of Shares, or the Offeror is unable to accept any Shares under the Offer, for any reason, then, without prejudice to the Offeror’s rights under the Offer, the Exchange Agent may nevertheless, on the Offeror’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Shareholders exercise withdrawal rights as described in this Section 5.4 (Withdrawal rights) prior to the expiration time of the Offer or as otherwise required by Rule 14e-1(c) under the Exchange Act.

During the Post-Closing Acceptance Period, no withdrawal rights will apply to Shares tendered during such Post-Closing Acceptance Period or to Shares tendered under the Offer and accepted by the Offeror.

5.5.                           Acceptance Period

The Acceptance Period begins at 09:00 hours CET (03:00 hours EST) on 20 June 2013 and ends at 17:40 hours CET (11:40 hours EST) on 15 August 2013, unless extended in accordance with section 15 of the Decree and the provisions of this Offer Memorandum.

The Offeror reserves the right to extend the Acceptance Period. Reference is made to Section 5.7 (Extension).

If all Offer Conditions are satisfied or, where appropriate, waived, the Offeror will accept all Shares that have been validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and not previously validly withdrawn on the terms of the Offer in accordance with the procedures set forth in Section 5.2 (Acceptance by Shareholders).

Any acceptance of the Offer and tender of Shares after the end of the Acceptance Period, but before the end of the Post-Closing Acceptance Period, will be deemed to constitute an acceptance of the Offer and a tendering of Shares during the Post-Closing Acceptance Period.

5.6.                           Declaring the Offer unconditional

The Offer is subject to the fulfillment of the Offer Conditions, including the condition that on the Acceptance Closing Date the number of Tendered Shares, the Shares that are directly or indirectly held by the Offeror or any of its Affiliates and the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates represent at least 95% of all Shares on a fully diluted basis. The Offeror reserves the right to waive certain Offer Conditions. Reference is made to Section 6.2.1 (Offer Conditions).

The Offer shall be declared unconditional (gestand wordt gedaan), if the Offer Conditions are fulfilled or waived, as the case may be.

No later than on the third Dutch Business Day following the Acceptance Closing Date, such date being the “Unconditional Date”, the Offeror will determine whether the Offer Conditions have been fulfilled or are to be waived. In addition, the Offeror will announce on the Unconditional Date, in accordance with section 16(1) of the Decree, whether:

(a)                                 the Offer has been declared unconditional;

(b)                                 the Offer will be extended in accordance with section 15 of the Decree; or

(c)                                  the Offer is terminated as a result of the Offer Conditions not having been fulfilled or waived.

5.7.                           Extension

If any Offer Condition is not satisfied or waived on the Initial Acceptance Closing Date, the Offeror may extend the Acceptance Period once for a period of at least two weeks and not more than ten weeks, provided that if the Offer Condition in 6.2.1(b) is not satisfied or waived on the Initial Acceptance Closing Date the Offeror must extend the Acceptance Period for one period until such time as the Offeror and DEMB reasonably believe is necessary to cause the Offer Condition in 6.2.1(b) to be satisfied, subject to section 15 of the Decree.

The Offeror may extend the Offer for more than one period, subject to clearance of the AFM, which will only be given in exceptional circumstances.

If the Offer is extended, all references in this Offer Memorandum to 17:40 hours CET (11:40 hours EST) on 15 August 2013 will be changed, unless the context requires otherwise, to the date and time to which the Offer has been so extended.

If due to the declaration of any Distribution the Offer Price is adjusted by an amount equal to such Distribution, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.

If the Offer is extended and the obligation pursuant to section 16 of the Decree to announce whether the Offer has been declared unconditional is postponed, a public announcement to that effect shall be made no later than the third Dutch Business Day following the Initial Acceptance Closing Date in accordance with the provisions of section 15 of the Decree.

During an extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each Shareholder, in accordance with Section 5.4 (Withdrawal rights), to withdraw the Shares already tendered during the Acceptance Period.

5.8.                           Post-Closing Acceptance Period

In the event that the Offeror announces that the Offer is declared unconditional, the Offeror will, in accordance with section 17 of the Decree, within three Dutch Business Days after declaring the Offer unconditional, publicly announce a post-closing acceptance period (na-aanmeldingstermijn) and a subsequent offering period, in accordance with Rule 14d-11 under the Exchange Act, (the “Post-Closing Acceptance Period”) of at least five Business Days to enable Shareholders who did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions as the Offer.

The Offeror will publicly announce the results of the Post-Closing Acceptance Period and the total amount and total percentage of Shares held by it in accordance with section 17(4) of the Decree ultimately on the third Dutch Business Day following the last day of the Post-Closing Acceptance Period.

The Offeror shall continue to accept all Shares validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, during such Post-Closing Acceptance Period and shall pay for such Shares promptly, and in any event within three Dutch Business Days, following the date on which the relevant Shareholder accepted the Offer and tendered its Shares.

Shareholders should note that the Offeror undertakes to make the payment of the Offer Price (e.g. by mailing the checks) in respect of each Share tendered during the Post-Closing Acceptance Period promptly, and in any event within three Dutch Business Days, following the date on which the relevant Shareholder accepted the Offer and tendered its Shares. The Offeror cannot guarantee that Shareholders will receive the payment within such period.

During the Post-Closing Acceptance Period, Shareholders have no right to withdraw Tendered Shares from the Offer.

5.9.                           Settlement

In the event that the Offeror announces that the Offer is declared unconditional, the Shareholders having tendered their Shares for acceptance on or prior to the Acceptance Closing Date will be paid no later than on the Settlement Date, the Offer Price in respect of each Share validly tendered and not validly withdrawn, or defectively tendered and not validly withdrawn provided that such defect has been waived by the Offeror, and transferred on the terms and subject to the conditions and restrictions of this Offer Memorandum.

Shareholders should note that the Offeror undertakes to make the payment of the Offer Price (e.g. by mailing the checks) in respect of each Share tendered during the Acceptance Period within three Dutch Business Days following the Unconditional Date. The Offeror cannot guarantee that Shareholders will receive the payment within such period.

Upon Settlement with respect to any Tendered Share, the dissolution (ontbinding) or annulment (vernietiging) of the tendering of such Tendered Share is not permitted.

5.10.                    Withholding

The Offeror and DEMB are entitled to deduct and withhold from the Offer Price such amounts that the Offeror or DEMB is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax or social security law. To the extent that amounts are so withheld by the Offeror or DEMB, such amounts shall be treated for all purposes as having been paid to the Shareholders, on behalf of which such deduction and withholding was made by the Offeror or DEMB.

5.11.                    Commission

No costs will be charged to the Shareholders by the Offeror or DEMB for the delivery and payment of the Shares, if an Admitted Institution is involved. The Offeror and DEMB cannot rule out that Admitted Institutions or banks or stockbrokers will charge costs to the Shareholders. Shareholders should consult their Admitted Institution, bank or stockbroker regarding any such fees. Costs might also be charged if a foreign institution is involved in the delivery and payment of the Shares.

No costs will be charged to the Shareholders by the Offeror or DEMB for the delivery and payment of the Shares, if such Shares are individually recorded in DEMB’s shareholders’ register.

Admitted Institutions shall receive from the Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.00125 in respect of each Share validly tendered and not validly withdrawn, or defectively tendered and not validly withdrawn provided that such defect has been waived by the Offeror, and transferred, up to a maximum of EUR 1,000 per Shareholder account. The commission must be claimed from the Offeror through the Exchange Agent upon the Settlement Date.

5.12.                    Restrictions

The Offer is being made with due observance of the statements, conditions and restrictions included in this Offer Memorandum.

Without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right to accept any tender under the Offer that is made by, or on behalf of, a Shareholder, even if it has not been effected in the manner as in Section 5.2 (Acceptance by Shareholders).

5.13.                    Announcements

Any further announcements declaring whether the Offer is declared unconditional and announcements in relation to an extension of the Acceptance Period will be issued by press release. Any joint press release issued by the Offeror and DEMB will be made available on the website of DEMB (www.demasterblenders1753.com). Any press release issued by the Offeror will be made available on the website of the Offeror’s communications adviser, Hill & Knowlton (www.hkstrategies.nl/en).

Subject to any applicable requirements of the Bidding Rules and other applicable laws and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

5.14.                    Indicative timetable

Expected date and time	Event

19 June 2013	Press release announcing the availability of this Offer Memorandum and the Position Statement and the commencement of the Offer

9:00 hours CET on 20 June 2013	Commencement of the Acceptance Period in accordance with section 14(2) of the Decree

14:00 hours CET on 31 July 2013	Extraordinary General Meeting of Shareholders in which, among other matters, the Offer will be discussed in accordance with the provisions of section 18(1) of the Decree

17:40 hours CET (11:40 hours EST) on 15 August 2013, unless extended	Initial Acceptance Closing Date Deadline for Shareholders wishing to tender Shares, unless extended in accordance with section 15(2) of the Decree

Within three Dutch Business Days after the Acceptance Closing Date	Unconditional Date The date on which the Offeror shall publicly announce whether the Offer is declared unconditional in accordance with section 16(1) of the Decree

Within three Dutch Business Days after the Unconditional Date

Post-Closing Acceptance Period

The Offeror will announce a Post-Closing Acceptance Period for the Offer of at least five Business Days

During such Post-Closing Acceptance Period, Shareholders that have not yet tendered their Shares under the Offer will be given the opportunity to do so in the same manner and under the same terms and conditions as the Offer as set out in this Offer Memorandum all in accordance with section 17 of the Decree

No later than three Dutch Business Days after the Unconditional Date

Settlement Date

The date on which, in accordance with the terms and conditions of the Offer, the Offeror shall pay the Offer Price per Share to the Shareholders who during the Acceptance Period have validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and transferred their Shares under the Offer

6.                                     EXPLANATION AND BACKGROUND OF THE OFFER

6.1.                           Background and public announcements

6.1.1.                 Background

This Section 6.1.1 (Background) contains a description of material contacts between representatives of the Offeror and representatives of DEMB that resulted in the signing of the Merger Protocol. For a review of DEMB’s activities relating to these contacts, please refer to DEMB’s Schedule 14D-9.

Between June 2012 and October 2012, Forest, the indirect parent company of the Offeror acquired through open market purchases 89,532,998 Shares, representing approximately 15.05% of the Shares.

On 15 November 2012, representatives of JAB, including Bart Becht, Peter Harf and Olivier Goudet, each a partner of JAB, attended a shareholders’ presentation on DEMB based on publicly available information conducted by members of DEMB’s senior management including Jan Bennink, the then-Chairman of the Board and currently CEO ad interim and non-executive member of the Board, Michiel Herkemij, the then-CEO of DEMB, Michel Cup, CFO of DEMB, Tom Hansson, then consultant to DEMB and currently Head of Strategy of DEMB, and Robin Jansen, Vice President Investor Relations of DEMB.

As of January 2013, JAB determined to explore the possibility of a transaction to acquire 100% of the Shares and had preliminary discussions with potential equity sources to determine the feasibility of such a transaction.

Over the course of the following months, up to execution of the Merger Protocol, JAB engaged from time to time in discussions with the representatives of the Investors with respect to the terms of potential equity financing with respect to a possible transaction involving DEMB. In addition, as of mid-March 2013, representatives of JAB engaged in discussions with potential lenders regarding debt financing of a possible transaction involving DEMB and eventually entered into negotiations with respect to a senior facilities agreement to provide debt financing for the transaction.

On 31 January 2013, Mr. Goudet and Mr. Bennink held a call during which they discussed a possible transaction in which JAB would acquire 100% of the Shares. During that call Mr Bennink expressed concerns regarding such a transaction and stated that DEMB’s preference was to remain independent, but at the same time noted that the Board would act in conformity with its fiduciary duties vis-à-vis all stakeholders of DEMB, including its Shareholders.

On 6 February 2013, Mr. Goudet met with Mr. Bennink, during which meeting Mr. Goudet conveyed JAB’s interest in exploring a possible acquisition of all of the Shares at a price in the range of EUR 10.75 to EUR 11.25 per Share in cash on a fully diluted basis. Mr. Bennink stated that, in his opinion, the Board would conclude that the indicated price range undervalued DEMB. The parties agreed to hold a follow-up meeting on 8 March 2013.

On 16 February 2013, Mr. Goudet had a telephone conversation with Mr. Bennink and Norman Sorensen, non-executive member of the Board, during which Messrs. Bennink and Sorensen stated that DEMB’s preference was to remain independent, but that at the same time the Board would act in conformity with its fiduciary duties vis-à-vis DEMB’s stakeholders, including its Shareholders. Mr. Goudet indicated that JAB could offer a higher price than was suggested during the meeting on 6 February 2013. Messrs. Bennink and Sorensen responded that they would consult with the Board. Mr. Goudet notified the representatives of DEMB that JAB anyway intended to send a written proposal on 8 March 2013, if it had not received a response from DEMB by that time.

On 2 March 2013, Mr. Goudet had a brief telephone conversation with Mr. Bennink in which Mr. Goudet asked for the status of the inquiries with the Board. Mr. Bennink responded that the Board required more time to consider JAB’s proposal and respond adequately.

On 7 March 2013, Messrs. Becht and Goudet had a telephone conversation with Messrs. Bennink and Sorensen during which Messrs. Becht and Goudet discussed JAB’s interest in exploring a possible acquisition of DEMB. Messrs. Bennink and Sorensen stated that DEMB’s preference was to remain independent, and furthermore communicated that DEMB was cancelling the meeting which had been scheduled for 8 March 2013. Messrs. Becht and Goudet stated that JAB still intended to press ahead with a proposal on a possible acquisition of DEMB, which proposal JAB expected to provide to DEMB the following day.

On 8 March 2013, representatives of JAB submitted a written non-binding unsolicited indication of interest to DEMB with respect to the acquisition of all of the Shares for a cash consideration of EUR 12.50 per Share on a fully diluted basis.

On 13 March 2013, in response to requests for clarifications from representatives of DEMB on the terms and conditions of this indication of interest, JAB submitted a written supplement to its 8 March 2013 indication of interest providing certain additional information regarding the proposed financing for the transaction and plans to maintain DEMB’s presence in the Netherlands following consummation of the proposed transaction. In this supplement, JAB reconfirmed its interest in proceeding with a transaction at a price of EUR 12.50 per Share. Following receipt of this supplement, representatives of DEMB indicated to representatives of JAB that DEMB would prefer a higher price.

On 16 March 2013, after negotiations with DEMB, representatives of JAB indicated that, subject to the results of a due diligence review of DEMB, JAB would be willing to consider pursuing a transaction at a cash price of EUR 12.75 per Share. Subsequently, DEMB informed JAB that, on the basis of its most recent discussions with respect to price and non-financial terms and conditions and JAB’s supplemented written indication of interest, it was prepared to engage in negotiations with JAB on a potential recommended public offer for 100% of the Shares. However, any negotiations and a due diligence review of DEMB would be subject to JAB executing a customary confidentiality and standstill agreement.

On 17 March 2013, Allen & Overy provided a draft confidentiality and standstill agreement to Stibbe and Skadden. During the course of 18 and 19 March 2013, representatives of JAB and DEMB and their respective legal counsel negotiated the terms of the confidentiality and standstill agreement. On 20 March 2013, DEMB and Forest executed the confidentiality and standstill agreement.

From 20 March 2013 through 11 April 2013, representatives of JAB, Stibbe, Skadden and E&Y as well as representatives of certain of the Investors, met in Amsterdam and New York to conduct a due diligence review of DEMB.

Beginning on 20 March 2013, DEMB provided representatives of JAB, Stibbe, Skadden, E&Y and certain of the Investors with access to an electronic data room populated with various documents containing information regarding DEMB. Lazard also organized a series of meetings where information regarding DEMB was provided to representatives of JAB and their advisers and these representatives were provided an opportunity to ask questions to representatives of DEMB and its advisers. Review of information included in the data room, as well as information provided by DEMB during the meetings and through other means, continued until the execution of the Merger Protocol.

On 22 March 2013, Stibbe sent a draft merger protocol to Allen & Overy containing proposed terms and conditions for a public offer by JAB on DEMB.

On 27 March 2013, Allen & Overy sent a revised draft merger protocol to Stibbe, reflecting DEMB’s responses to JAB’s proposed terms and conditions. Over the course of the following weeks until 12 April 2013, representatives of JAB and DEMB and their respective legal counsel negotiated the terms and conditions of the draft merger protocol.

On the morning of 28 March 2013, DEMB announced publicly that DEMB was in negotiations with an investor group led by JAB regarding a potential public offer by such investor group for DEMB at a cash price of EUR 12.75 per Share.

Later in the day on 28 March 2013, representatives of DEMB, JAB, Lazard, Allen & Overy, Leonardo and Stibbe met to discuss the material terms of the draft merger protocol.

On 1 April 2013, representatives of DEMB, including Messrs Bennink, Cup, Van Klinken, Rogier

Rijnja, DEMB’s Senior Vice President of Human Resources, Luc Volatier, Senior Vice President of Operations for DEMB and Hansson, gave a management presentation on several topics, including DEMB’s strategy, marketing, innovations, pricing, promotions, human resources, company culture and supply chain to representatives of JAB.

On 2 April 2013, representatives of DEMB continued the management presentation.

On 2 April 2013, DEMB received from JAB a draft of the SFA along with draft equity and preferred equity commitment letters.

On 4 April 2013, representatives of JAB, including Mr. Goudet, contacted Messrs. Bennink and Cup to advise them that, based upon the results of JAB’s due diligence investigation to date, JAB was not able to proceed on the basis of the proposed purchase price of EUR 12.75 per Share. During the course of their discussion, Mr. Goudet indicated that JAB would be willing to proceed at a price of EUR 12.25 per Share. In addition, Messrs. Goudet and Bennink discussed JAB’s requirement that USPP Notes previously issued by subsidiaries of DEMB be redeemed prior to consummation of any acquisition and that DEMB should obtain agreements from all of the holders of USPP Notes irrevocably committing prior to execution of the Merger Protocol to the transfer of such USPP Notes. The representatives of DEMB responded that they would consult the full Board and its advisers on the implications of this development. Subsequently, the transaction committee of the Board (consisting of Messrs. Sorensen, Zwartendijk, non-executive member of the Board, Bennink, Cup, Hansson, and Onno van Klinken, General Counsel and Corporate Secretary of DEMB) held a telephone meeting to discuss the recent developments and decided (i) to suspend transaction related discussions and (ii) to request JAB to provide DEMB with the revised terms and conditions of their non-binding proposal, which could be presented to the Board on 5 April 2013.

In the evening of 4 April 2013, Leonardo contacted Lazard via telephone in order to communicate that JAB increased its purchase price to EUR 12.50 per Share.

On 5 April 2013, the Board and representatives of Allen&Overy, Lazard and Goldman Sachs met telephonically to discuss the recent developments and in particular the revised terms and conditions of JAB’s non-binding proposal. The Board decided that any further decision would be postponed until the Board’s meeting on 7 April 2013, and that in the meantime DEMB’s advisers would request that JAB provide further clarification on the terms and conditions of its revised non-binding proposal. *(2)

Also on 5 April 2013, representatives of Lazard, Allen & Overy, Leonardo and Stibbe met to discuss some of the material terms of the draft merger protocol.

Early on 7 April 2013, representatives of JAB sent to representatives of DEMB a revised draft merger protocol reflecting JAB’s position on various open points thereunder, as well as the draft SFA, which the Offeror was in the process of negotiating with its prospective lenders.

On 7 April 2013, the Board and representatives of Allen & Overy, Lazard and Goldman Sachs met in person to discuss the status of the negotiations with JAB. During the discussions, the Board discussed and considered among other matters: (i) the valuation of DEMB, (ii) the price per Share offered by JAB, (iii) the financing of the potential public Offer, including the terms and conditions of the debt and equity financing, and the process regarding the holders of USPP Notes, (iv) the terms and conditions of the draft merger protocol, including the (enforcement of) the non-financial terms included in the draft merger protocol, and (v) the process with JAB going forward. At the end of the meeting the Board (a) mandated the transaction committee and its advisers to continue discussions with JAB and (b) decided to authorize management to seek transfer agreements from holders of all of the USPP Notes prior to execution of the Merger Protocol. The outcome of this Board meeting was communicated to JAB. *

From 8 April through 12 April 2013, representatives of JAB and DEMB and their respective legal counsel negotiated the outstanding items on the draft merger protocol, representatives of JAB

(2)                                  An * marks that such paragraph has been solely provided and prepared by DEMB. Reference is made to Section 3.2 (Responsibility).

completed negotiations with respect to the draft SFA (on certain aspects of which DEMB was requested to provide comments), representatives of JAB and the Investors completed negotiations of the equity commitment letters and representatives of DEMB obtained executed transfer agreements from the holders of all of the USPP Notes.

On 10 April 2013, the Board held a telephonic meeting during which the status of the discussions regarding the draft SFA, the draft merger protocol, the equity commitment letters, and the USPP Notes process were evaluated. The Board considered the terms and conditions of the draft SFA and the draft merger protocol, and defined what would be an acceptable compromise on the outstanding issues. At the end of the meeting, the Board unanimously decided to mandate Messrs. Sorensen, Zwartendijk, Bennink, Cup, Hansson and Van Klinken to negotiate the final outstanding issues and execute the Merger Protocol and provide final input on the terms and conditions of the draft SFA. *

In the early morning of 12 April 2013, DEMB’s transaction committee (including Messrs. Sorensen, Zwartendijk, Bennink, Cup, Hansson and Van Klinken) and representatives of Allen & Overy, Lazard and Goldman Sachs held a telephonic meeting to discuss the final draft of the SFA and the final draft of the merger protocol. During this meeting the transaction committee concluded that the terms and conditions as included in these final drafts were (i) in accordance with the mandate given by the Board, and (ii) in the best interest of DEMB and all of its stakeholders (including its Shareholders). By this time, all holders of the USPP Notes had entered into USPP Transfer Agreements. *

In the morning of 12 April 2013, the Offeror approved and authorized the execution of the merger protocol and, together with certain of its affiliates entered into the SFA and equity commitment letters with the Investors.

That same morning, the merger protocol was executed by representatives of DEMB and the Offeror, which was publicly announced immediately thereafter.

Beginning on 6 May 2013, discussions have taken place between representatives of the Offeror and DEMB and their respective advisers with respect to a proposed post-closing merger and liquidation and the resulting amendments to the merger protocol.

On 13 May 2013, Stibbe provided Allen & Overy with a summary description of the intended post-closing merger and liquidation.

On 14 May 2013, Allen & Overy and PwC provided the Board with an explanation of the intended post-closing merger and liquidation. *

On 26 May 2013, the Board held a telephonic meeting during which the proposed post-closing merger and liquidation was discussed and the Board agreed to continue to explore the possibility of a post-closing merger and liquidation. *

On 28 May 2013, Stibbe provided Allen & Overy with a draft amended and restated merger protocol. Between 28 May 2013 and 6 June 2013, Stibbe and Allen & Overy had a number of telephone discussions on the draft amended and restated merger protocol and exchanged drafts thereof.

On 6 June 2013, the amended and restated merger protocol was executed by representatives of DEMB and the Offeror.

On 19 June 2013, the Offeror announced that this Offer Memorandum is publicly available and the Acceptance Period begins at 09:00 hours CET (03:00 hours EST) on 20 June 2013.

6.1.2.                 Public announcements

On 28 March 2013, DEMB issued a press release announcing that it was negotiating a possible public offer for the Shares by a group of investors led by Affiliates of the Offeror.

On 12 April 2013, the Offeror and DEMB jointly announced that they reached conditional agreement in connection with a public offer by the Offeror for all issued and outstanding ordinary shares in the capital of DEMB and that the Offeror had sufficient funds available to secure the Offer in accordance with section 7(4) of the Decree (the “Initial Announcement”).

On 10 May 2013, the Offeror and DEMB jointly announced that a request for approval of the Offer Memorandum by the AFM would be made shortly, but in any event by 5 July 2013 in accordance with section 7(1) of the Decree.

Reference is made to Section 11 (Press releases).

6.2.                           Offer Conditions, satisfaction and waiver

6.2.1.                 Offer Conditions

Notwithstanding any other provisions of this Offer Memorandum, the obligation of the Offeror to declare the Offer unconditional is subject to the following customary conditions precedent (opschortende voorwaarden, the “Offer Conditions”) being satisfied or waived, as the case may be on the Acceptance Closing Date:

(a)                                (i) the number of Tendered Shares, (ii) the Shares that are directly or indirectly held by the Offeror or any of its Affiliates and (iii) the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates (the “Acceptance Level”) shall represent at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis;

(b)                                all notifications to all relevant competition authorities shall have been made and all waiting periods with respect to such notifications shall have expired or approval shall have been granted, as the case may be;

(c)                                 the Merger Protocol shall not have been terminated in accordance with its terms;

(d)                                DEMB shall not have breached any of the provisions of the Merger Protocol in any material respect and to the extent any such breach if capable of being remedied has not been remedied by DEMB before the date that is the earlier of (i) the fifth calendar day after DEMB has obtained actual knowledge of such breach and (ii) three Business Days before the Acceptance Closing Date;

(e)                                 the Offeror shall not have breached any of the provisions of the Merger Protocol in any material respect and to the extent any such breach if capable of being remedied has not been remedied by the Offeror before the date that is the earlier of (i) the fifth calendar day after the Offeror has obtained actual knowledge of such breach and (ii) three Business Days before the Acceptance Closing Date;

(f)                                  the Board shall not have revoked or changed the Recommendation;

(g)                                 the members of the Board shall not have taken any action or made any public announcement that prejudices or frustrates or may prejudice or frustrate the Offer, excluding any and all actions taken by the Board or any of its members in accordance with clauses 6 (Exclusivity), 7 (Superior Offer) and 11 (Termination) of the Merger Protocol;

(h)                                the EGM shall have adopted the Resolutions;

(i)                                    the USPP Tender Agreements and the Intercompany PP Agreements shall be in full force and effect and shall not have been amended or modified without the prior written consent of the Offeror;

(j)                                   the supervisory board of KDE shall not have revoked its approval of the financing of the Offer (including the refinancing of the USPP Notes or the contemplated new revolving credit facility of DEMB);

(k)                                no notification shall have been received from the AFM stating that the preparation of the Offer is in violation of chapter 5.5 of the Wft, and that, pursuant to section 5.80 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) would not be allowed to cooperate with the Settlement;

(l)                                    no order, stay, judgment, decree, suit, action or proceeding is issued or initiated by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority, or any statute, rule, regulation governmental order or injunction has been enacted, enforced or deemed applicable to the Offer, any of which prohibits or materially delays or could reasonably be expected to prohibit or materially delay the consummation of the Offer or the ability of the Offeror to acquire effective control of DEMB in any material respect; or

(m)                            since 19 June 2013 no Material Adverse Change has occurred or become known.

For the purposes of the Offer Condition in Section 6.2.1(m), “Material Adverse Change” shall mean any change, event, circumstance or effect, individually or together with all other changes, events, circumstances or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Change, that is or is reasonably likely to be sustainably materially adverse to the business, assets, results of operations, financial position or capitalization of the DEMB Group taken as a whole, such that the Offeror cannot reasonably be expected to declare the Offer unconditional, as the case may be; provided, however, that for the purpose of determining whether there has been, or is reasonably likely to be, a Material Adverse Change, the following changes, events, circumstances or effects will not be taken into account:

(i)                                    a general economic decline affecting the companies active in the industry in which the members of the DEMB Group operate;

(ii)                                 any natural disaster, pandemic, act of terrorism, sabotage, armed hostility, military action (including military action in Iran, North Korea or Syria), or act of God, or any escalation or worsening thereof;

(iii)                              changes in economic, political, or market conditions (including commodity and green coffee prices), including any adverse development regarding the European Union, its member states (including members states leaving such union) and the Euro zone (including one or more member states leaving or forced to leave such zone);

(iv)                             any matter fairly disclosed by or on behalf of DEMB to the Offeror in the information provided by DEMB to the Offeror in the due diligence investigation conducted by the Offeror in connection with the Offer to the extent such matter is reasonably understandable on the face of the information;

(v)                                any failure, in and of itself, by DEMB or the DEMB Group to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, however, that, in the case of this Section (v), the underlying cause for such failure may be considered in determining whether there may be a Material Adverse Change);

(vi)                             the credit, financial strength or other ratings (provided, however, that, in the case of this Section (vi), the underlying cause for such change, event, circumstance or effect relating to credit, financial strength or other ratings may be considered in determining whether there may be a Material Adverse Change) of DEMB or the DEMB Group;

(vii)                          the announcement, making or implementation of the Offer;

(viii)                       a breach of the Merger Protocol or applicable law by the Offeror; or

(ix)                             any litigation having been commenced by Shareholders on the basis of:

(I)                                   an alleged breach of fiduciary duty by the Board relating to the recommendation of the Offer; or

(II)                              relating to or in connection with facts or circumstances disclosed to the Offeror and its advisers in the form as described in paragraph (iv),

except, in the cases of the matters in paragraphs (i) and (ii) above to the extent that the DEMB Group, taken as a whole, is materially disproportionately affected thereby as compared with other participants in the industries in which the DEMB Group primarily operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Change).

With respect to Offer Condition in Section 6.2.1(m) (No Material Adverse Change), the Offeror and DEMB have agreed on a binding advice procedure in the event the Offeror considers this Offer Condition not satisfied and DEMB disagrees.

In such event, a binding adviser shall decide on the matter within ten Business Days after the dispute has been referred to the binding adviser or such shorter period as the Offeror and DEMB may agree, it being understood that a decision shall be rendered no later than noon, CET, on the Business Day before the Unconditional Date. In the event the decision is not rendered in time, the Offeror may invoke the Offer Condition in Section 6.2.1(m) (No Material Adverse Change), without prejudice to DEMB’s right to continue to challenge the exercise of such right after the Offeror has invoked such Offer Condition.

The binding adviser shall be the President of the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam, the Netherlands, or, if this person is not able to provide the binding advice in time, another independent lawyer appointed by the President of the Court of First Instance in Amsterdam, the Netherlands, upon request of either the Offeror or DEMB.

The binding advice shall be final and binding upon the Offeror and DEMB and each of the Offeror and DEMB shall fully comply with the binding advice and the content thereof.

6.2.2.                 Satisfaction and waiver of the Offer Conditions

The Offer Conditions in Sections 6.2.1(a), 6.2.1(d), 6.2.1(f), 6.2.1(g), 6.2.1(h), 6.2.1(i), 6.2.1(j) and 6.2.1(m) are for the benefit of the Offeror and may be waived to the extent permitted by law only by the Offeror in whole or in part at any time by written notice to DEMB, provided that the Offeror will waive the Offer Condition in Section 6.2.1(a), if on the Acceptance Closing Date:

(a)                                 the Acceptance Level represents at least 80% of all Shares on a fully diluted basis;

(b)                                 the Merger Resolution shall have been adopted by the EGM and be in full force and effect;

(c)                                  the condition included in the SFA that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis shall have been waived in accordance with the provisions of the SFA without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver); and

(d)                                 nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of DEMB to Oak Sub).

The Offer Condition in Section 6.2.1(e) is for the benefit of DEMB and may be waived to the extent permitted by law only by DEMB in whole or in part at any time by written notice to the Offeror.

The Offer Conditions in Sections 6.2.1(b), 6.2.1(c) and 6.2.1(k) are for the benefit of both the Offeror and DEMB and may be waived by the Offeror and DEMB jointly to the extent permitted by law and, in respect of Section 6.2.1(k) only if the notification of the AFM has been or will be revoked or is overruled by a court decision.

The Offer Condition in Section 6.2.1(l) cannot be waived.

The Offeror and DEMB have undertaken to use their reasonable best efforts to procure the fulfillment of the Offer Conditions as soon as reasonably practicable.

Without any limitation to the Offeror’s right to rely on the Offer Condition in Section 6.2.1(a), a waiver by the Offeror of this Offer Condition requires the prior express written approval of the Board if on the Acceptance Closing Date (i) the number of Tendered Shares, (ii) the Shares that are directly or indirectly held at that time by the Offeror or any of its Affiliates and (iii) the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates would represent less than 66.67% of the Shares on a fully diluted basis.

6.3.                           Filings with competition authorities

On 14 May 2013, the Offeror submitted a merger notification with the European Commission, which was approved by the European Commission on 12 June 2013. In addition, the Offeror made a filing with the Federal Antimonopoly Service of Russia on 13 May 2013, which was approved by the Federal Antimonopoly Service of Russia on 6 June 2013.

6.4.                           Filing of the Merger Proposal

The Offeror and DEMB have agreed that prior to the Initial Acceptance Closing Date DEMB (i) will ensure that the Board will unanimously resolve to adopt and will sign the Merger Proposal, (ii) will file the Merger Proposal with the Trade Register and (iii) will have the Shareholders discuss and vote on the Merger Proposal at the EGM.

At the EGM, the General Meeting of Shareholders will be asked to discuss and vote on the Merger Resolution.

It is expected that the Merger Proposal will be filed with the Trade Register on 19 June 2013 and in any event no later than 28 June 2013.

The Board unanimously recommends the Shareholders to vote in favor of the Merger Resolution.

6.5.                           Committed Shares

In aggregate 90,240,812 Shares, representing approximately 15.17% of the Shares, have been committed to the Offeror.

6.5.1.                 Shares committed by Acorn Holdings

Acorn Holdings, an indirect 100% shareholder of the Offeror, holds 89,532,998 Shares, representing approximately 15.05% of the Shares. Acorn Holdings has irrevocably undertaken to contribute and transfer all Shares held by it to the Offeror on or before the Settlement Date and to vote in favor of the Resolutions.

Acorn Holdings is the largest Shareholder and the only Shareholder holding more than 5% of the Shares.

Reference is made to Section 8.2.3 (Shareholding).

6.5.2.                 Shares committed by members of the Board

DEMB shall ensure that each member of the Board shall tender under the Offer any Shares such member directly or indirectly holds under the same terms as applicable to all Shareholders and subject to the conditions and restrictions described in this Offer Memorandum, unless the Recommendation has been revoked or changed.

The members of the Board directly or indirectly holding Shares did not receive any information from the Offeror in connection with the Offer that is not included in this Offer Memorandum.

6.6.                           Overview of Shares and rights held by members of the Board

At the date of this Offer Memorandum the members of the Board jointly hold a total of 707,814 Shares. No member of the Board holds any options on Shares.

6.6.1.                 Information on Shares

Name	Shares

Jan Bennink	619,376	(1), (2)

Norman Sorensen	77,938	(3)

Rob Zwartendijk	10,500	(4)

Total	707,814

(1)                                Jan Bennink acquired these Shares as follows: (i) Upon completion of the spin-off from Sara Lee Corporation the holders of Sara Lee shares received 1 DEMB Share for each Sara Lee share that they held on 14 June 2012. As a result 235,650 shares in Sara Lee Corporation held by Jan Bennink were converted into 235,650 DEMB Shares. (ii) 121,492 DEMB Shares relate to the vesting of incentive awards by Sara Lee Corporation. (iii) On 4 September 2012 Jan Bennink purchased 262,234 DEMB Shares.

(2)                                Not including 2,422 DEMB Shares held by Jan Bennink for the benefit of his minor children.

(3)                                Norman Sorensen acquired these Shares as follows: (i) Upon completion of the spin-off from Sara Lee Corporation the holders of Sara Lee shares received 1 DEMB Share for each Sara Lee share that they held on 14 June 2012. As a result 20,562 shares in Sara Lee Corporation held by Norman Sorensen were converted into 20,562 DEMB Shares. (ii) 53,376 DEMB Shares relate to the vesting of incentive awards by Sara Lee Corporation (see also Section 6.6.3). (iii) On 4 September 2012 Norman Sorensen purchased 4,000 DEMB Shares.

(4)                                On 10 September 2012, Rob Zwartendijk purchased 10,500 DEMB Shares.

6.6.2.                 Share transactions in the year prior to the date of this Offer Memorandum

The following transactions were performed by the members of the Board during the year preceding the date of this Offer Memorandum:

Name	Buy / Sell	Number of Shares	Date of trade	Price per Share in EUR
Jan Bennink	Buy	262,234 (1) (2)	4 September 2012	9.51 (w. average) (1) (2)

Norman Sorensen	Buy	4,000	4 September 2012	9.51

Rob Zwartendijk	Buy	10,500	10 September 2012	9.49

(1)                                These Shares were acquired with 68 different purchase orders executed on 4 September 2012. The table shows the average weighted purchase price. The lowest price paid per Share was EUR 9.42 and the highest price per Share was EUR 9.59.

(2)                                Not including 722 Shares purchased by Jan Bennink for the benefit of his minor children on 4 September 2012 for an average weighted purchase price of EUR 9,51 (see also footnote 1) .

6.6.3.                 2012 LTIP and existing awards under incentive plans of Sara Lee

2012 LTIP awards

In 2012, DEMB introduced a long-term incentive share plan (the “2012 LTIP”). Under the 2012 LTIP, an award of performance share units (the “PSUs”) may be granted to certain key employees of the DEMB Group. The vesting of PSUs is dependent on (i) the participant’s continued service with the DEMB Group during a specified vesting period set out in the relevant grant notice (time based vesting) and (ii) the total shareholder return (the “TSR”) of DEMB relative to a predefined comparative group of companies (performance based vesting). The number of Shares that will be issued in exchange for a vested PSU depends on the variables stated in the previous sentence and ranges from zero percent to two hundred percent times the number of awarded PSUs.

As a result of the Offer, there will be one hundred percent time-based vesting for all PSU awards granted with respect to the financial/calendar year 2012. The performance-based vesting will depend on the applicable TSR of DEMB upon award compared to the TSR of the peer group over the three month period ending on the last day prior to the Settlement Date. All vested PSUs will be settled in cash. Reference is made to Section 7.11.2 (2012 LTIP) for a description of the 2012 LTIP.

Under the 2012 LTIP, which applies to the PSU’s granted to Mr Bennink, he is entitled to a maximum of 377,650 PSUs. This number of PSUs will be adjusted downwards, if the applicable TSR of DEMB upon award compared to the TSR of the peer group over the three month period ending on the last day prior to the Settlement Date will not be at least at upper decile.

Subject to the Offer being declared unconditional, the table below indicates the maximum cash payment that Mr Bennink may receive for his PSU’s to which the 2012 LTIP applies. As set out above, the final cash payment can be adjusted downwards depending on the TSR of DEMB compared to the TSR of the peer group.

Name	Maximum number of PSUs that may vest		Total maximum value of PSUs in EUR
Jan Bennink	377,650	(1)	4,720,625

(1)                                The maximum number of PSUs that may vest (i.e. 200%) is included in the table. The number of PSUs that will actually vest will depend on the achievement of the performance based vesting criteria (i.e. TSR performance). This grant with an underlying grant value of EUR 1,750,000 was awarded by Sara Lee and documented after the spin-off. The terms of the 2012 LTIP apply to these PSUs.

Awards that were settled in Shares

At the time of the spin off from Sara Lee, DEMB and Sara Lee concluded an “Employee Matters Agreement” to address the treatment of equity-based compensation. Pursuant to the Employee Matters Agreement, Mr Sorensen received an award of 53,376 restricted share units, i.e. rights to acquire ordinary shares in the capital of DEMB for no consideration, (the “RSUs”) to compensate him for the decrease in value of his existing Sara Lee restricted share units.

Combined overview of awards

The following awards were made to members of the Board during the year preceding the date of this Offer Memorandum:

Name	Number of RSUs/PSUs	Date

Jan Bennink	377,650 PSUs (1)	6 September 2012

Norman Sorensen	53,376 RSUs (2)	3 July 2012

(1)                                The maximum number of PSUs that may vest (i.e. 200%) is included in the table. The number of PSUs that will actually vest will depend on the achievement of the performance based vesting criteria (i.e. TSR performance). This grant with an underlying grant value of EUR 1,750,000 was awarded by Sara Lee and documented after the spin-off. The terms of the 2012 LTIP apply to these PSUs.

(2)                                These RSUs vested on 28 December 2012.

6.7.                           Substantiation of the Offer

6.7.1.                 Analysis

In establishing the Offer Price, the Offeror carefully considered the history and prospects of DEMB, including analyses of historical financial information derived from DEMB’s financial statements, market reports and press releases and possible long-term developments in profitability, cash flows and balance sheet. The Offeror also took into account the historical market valuation of the Shares, as set forth in the bullets below. Furthermore, the Offeror performed the following financial analyses in establishing the Offer Price:

•                                         an analysis of the closing share price of the Shares since firstly traded on Euronext Amsterdam on 12 June 2012 up to and including the Reference Date. During this period, the average closing Share price of the Shares for the one, three, and six month periods prior to and including the Reference Date were EUR 9.49, EUR 9.15 and EUR 9.15 respectively;

•                                         the table below sets out, for the periods indicated, the high and low closing prices per Share on Euronext Amsterdam as reported in published financial sources:

Period	High		Low

12 June 2012 – 30 June 2012	EUR	8.91	EUR	8.24

1 July 2012 – 30 September 2012	EUR	10.00	EUR	8.91

1 October 2012 – 31 December 2012	EUR	9.99	EUR	8.69

1 January 2013 – 27 March 2013	EUR	9.75	EUR	8.71

•                                         a trading multiple analysis based on the expected financial performance of DEMB and the closing Share prices of the Shares compared to those of selected publicly-traded companies and their securities. Companies selected for comparison to DEMB include Britvic Plc, Danone S.A., Green Mountain Coffee Roasters, Inc., The J.M. Smucker Company, Mondelēz International, Inc., Nestlé S.A., Starbucks Corporation, Strauss Group Ltd., Super Group Ltd., Tata Global Beverages Ltd. and Unilever N.V. For this analysis, enterprise values were adjusted for pension liabilities, equity method investments and non-controlling interests and EBITDA and EBIT estimates were based on I/B/E/S median estimates on the Reference Date. On the Reference Date:

•                  for this group of companies the median of the ratios of enterprise value to consensus EBITDA forecasts for the calendar year ending 31 December 2013 was approximately 10.7x. By comparison, the ratio of the enterprise value of DEMB, as implied by the

Offer Price, to adjusted EBITDA forecasts(3) for the period ending 31 December 2013 was approximately 16.2x on the Reference Date;

•                  for this group of companies the median of the ratios of equity value to consensus net profit forecasts for the calendar year ending 31 December 2013 was approximately 17.8x. By comparison, the ratio of the equity value of DEMB, as implied by the Offer Price, to adjusted net profit(4) forecasts for the period ending 31 December 2013 was approximately 26.5x on the Reference Date;

•                                         a standalone discounted cash flow analysis for DEMB based on a 7.0% to 8.0% discount rate and a 2.0% to 3.0% perpetuity growth rate. The applied forecast period is 5 years, the residual value at the end of year 5 is based on perpetuity of the cash flow in year 5(5); and

•                                         an analysis of the 12 month price targets for the Shares, issued post the announcement of the H1 2013 results of D.E. Master Blenders on 27 February 2013 and up to and including the Reference Date. The research analysts include ABN AMRO (EUR 8.00), Citigroup (EUR 10.20), Deutsche Bank (EUR 9.50), Exane BNP Paribas (EUR 8.30), Goldman Sachs research (EUR 9.70), HSBC (EUR 10.20), ING (EUR 11.00), JP Morgan(6) (EUR 11.00), Kepler (EUR 10.00), Morgan Stanley (EUR 8.50), Nomura (EUR 12.00), Petercam (EUR 9.10), Rabobank (EUR 11.00), SNS Securities (EUR 8.00), KBC (EUR 9.00) and UBS (EUR 8.70).

Reference is made to Section 7.10 (Share price development).

6.7.2.                 Premiums(7)

The Offer represents:

•                                         a premium of 30.1% to the closing price per Share on the Reference Date;

•                                         a premium of 31.7% to the average closing price per Share for the one month period prior to and including the Reference Date;

•                                         a premium of 36.7% to the average closing price per Share for the three month period prior to and including the Reference Date;

•                                         a premium of 36.7% to the average closing price per Share for the six month period prior to and including the Reference Date;

•                                         a premium of 36.6% to the average closing price per Share since the Shares were firstly traded on Euronext Amsterdam on 12 June 2012 up to and including the Reference Date(8);

(3)                                  EBITDA and Net Profit forecasts for DEMB based on broker reports issued post release of DEMB H1 2013 results and before 27 March 2013, who are forecasting on a normalised basis. Forecasted data is calenderized to December year-end.

(4)                                  EBITDA and Net Profit forecasts for DEMB based on broker reports issued post release of DEMB H1 2013 results and before 27 March 2013, who are forecasting on a normalised basis. Forecasted data is calenderised to December year-end.

(5)                                  The main purpose of the DCF analysis was to perform a sensitivity analysis and cross checking of target prices by equity research analysts and market share price of DEMB.

(6)                                  Please note that the target price of JP Morgan is not for a 12 month period but for the period up to 31 December 2013.

(7)                                  The offer premiums are calculated using closing Share prices from Thomson Reuters Datastream.

(8)                                  Taking into account that the Shares were firstly traded on Euronext Amsterdam on 12 June 2012, it is not possible to calculate the bid premium for the full year preceding the Reference Date, as required by Annex B, paragraph 1,

•                                         a premium of 30.2% to the median of selected analyst 12 month price targets for the Share issued post the announcement of the H1 2013 results of DEMB on 27 February 2013 and up to and including the Reference Date by sixteen research analysts who follow DEMB’s developments and regularly issue research reports on DEMB (median of EUR 9.60). The research analysts include ABN AMRO (EUR 8.00), Citigroup (EUR 10.20), Deutsche Bank (EUR 9.50), Exane BNP Paribas (EUR 8.30), Goldman Sachs research (EUR 9.70), HSBC (EUR 10.20), ING (EUR 11.00), JP Morgan(9) (EUR 11.00), Kepler (EUR 10.00), Morgan Stanley (EUR 8.50), Nomura (EUR 12.00), Petercam (EUR 9.10), Rabobank (EUR 11.00), SNS Securities (EUR 8.00), KBC (EUR 9.00) and UBS (EUR 8.70); and

•                                         based on net financial debt (adjusted for net pension liabilities and equity method investments) as of 31 December 2012 of EUR 335 million an enterprise value for DEMB of 16.2x earnings before interest, taxes, depreciation and amortization (EBITDA) (based on an adjusted EBITDA forecast of EUR 483 million for the calendar year ending 31 December 2013) and an equity value for DEMB of 26.5x net profit (based on an adjusted net profit forecast of EUR 282 million for the calendar year ending 31 December 2013)(10).

By comparison, the median one-day bid premium is 29.9% for public offers, on 100% of share capital for Dutch companies listed on Euronext Amsterdam, with enterprise values in excess of EUR 1,000 million that were announced and completed in the period from 1 January 2007 to the Reference Date. Selected transactions include: Dockwise/ Boskalis, Mediq/ Advent, Draka/ Prysmian, Crucell/ Johnson&Johnson, Océ/ Canon, Smit/ Boskalis, Corporate Express/ Staples, Vedior/ Randstad, Hagemeyer/ Rexel, Getronics/ KPN, Tele Atlas/ TomTom, Numico/ Danone, Univar/ CVC Capital, Stork/ Candover, ABN Amro/ Fortis, RBS and Santander, Rodamco/ Unibail.

6.7.3.                 Deductions from the Offer Price

In the event any Distribution is declared by DEMB in respect of the Shares tendered after the Acceptance Closing Date, the Offer Price payable to Shareholders which did not tender their Shares under the Offer on or prior to the Acceptance Closing Date will be decreased by the full amount of any such Distribution in respect of each Share (before any applicable withholding tax).

In the event that the Offer Price is adjusted due to the declaration of any Distribution, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.

Reference is made to Section 5.1.3 (Distributions).

6.8.                           Strategic rationale for the Offer

The Offer is driven by the significant growth opportunities that the Offeror sees in the global coffee and tea category and the strategy DEMB has set out to become a leading pure play coffee and tea company. Following a strategic review of the coffee and tea categories earlier this year, the Offeror has concluded that DEMB represents an ideal platform to grow organically and through acquisitions. The Investors share a similar philosophy of long-term investments in premium quality consumer brand companies. DEMB will therefore act as the growth platform for further growth organically and through acquisitions in the fast moving consumer goods coffee and tea sector. In line with the current strategy of DEMB’s management, the Offeror believes DEMB can drive above industry average growth by investing in product quality and innovation of DEMB’s key brands.

sub-paragraph 4.2 of the Decree.

(9)                                  Please note that the target price of JP Morgan is not for a 12 month period but for the period up to 31 December 2013.

(10)                           EBITDA and net profit forecasts for DEMB are based on broker reports issued post release of DEMB’s H1 2013 results and before 27 March and that adjust forecasted financial results to exclude certain non-recurring items identified in DEMB’s disclosure. Forecasted data is calendarized to December year-end.

A description of the Board’s reasons for authorizing and approving the Merger Protocol and recommending that Shareholders accept the Offer and tender their Shares into the Offer is set out in the Position Statement, which will be part of the Schedule 14D-9 filed with the SEC in connection with the Offer.

6.9.                           Consequences of the Offer

6.9.1.                 Introduction

Shareholders who do not tender their Shares under the Offer should carefully review this Section, which describes certain risks they will be subject to if they elect not to accept the Offer. These risks include the possibility that the Offeror will commence a Statutory Buy-out or implement a Post-Closing Merger and Liquidation.

These risks are in addition to the risks associated with holding securities issued by DEMB generally, such as the exposure to risks related to the business of the DEMB Group, the markets in which the DEMB Group operates, as well as economic trends affecting such markets in general. The following is a summary of the key additional risks.

6.9.2.                 Liquidity and delisting

The purchase of Shares by the Offeror under the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise be traded publicly. As a result, the size of the free float in Shares will be substantially reduced following completion of the Offer and trading volumes and liquidity of Shares will be adversely affected. The Offeror does not intend to set up a liquidity mechanism following the Settlement Date for the Shares that are not tendered under the Offer.

The Offeror intends to procure that DEMB’s listing on Euronext Amsterdam will be terminated as soon as possible following the Offer being declared unconditional. Delisting may be achieved on the basis of 95% or more of the issued share capital of DEMB having been acquired by the Offeror or on the basis of a statutory (triangular) merger (juridische (driehoeks)fusie).

Furthermore, and subject to the terms and conditions of the Offer Memorandum, the Offeror may initiate any of the procedures set out in this Section 6.9 (Consequences of the Offer) following completion of the Offer, which will further adversely affect the liquidity and market value of the Shares.

6.9.3.                 Statutory Buy-out

If, immediately after the Post-Closing Acceptance Period, the Offeror and its Affiliates hold at least 95% of DEMB’s aggregated issued share capital, the Offeror will commence a Statutory Buy-Out in order to acquire the remaining Shares not held by the Offeror or its Affiliates.

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-out. The Dutch income tax consequences of the Statutory Buy-Out are the same as the Dutch income tax consequences of the Offer. Reference is made to Section 10.1.5 (Statutory Buy-out).

6.9.4.                 Post-Closing Merger and Liquidation

(A)                               General

If (i) the Offer is declared unconditional, (ii) the Merger Resolution is adopted and in full force and effect and (iii) the Acceptance Level immediately after the Post-Closing Acceptance Period is less than 95% of all Shares on a fully diluted basis, the Offeror intends to pursue the Post-Closing Merger and Liquidation.

For the purposes of this Offer Memorandum, “Post-Closing Merger and Liquidation” shall mean the post-closing restructuring consisting, in summary, of the following steps:

•                                         the Merger Proposal being unanimously adopted by the Board and the managing boards of New Oak and Oak Sub and the adopting of the Merger Resolution by the EGM and the general meeting of shareholders of New Oak and Oak Sub;

•                                         the execution of the notarial deed with respect to the Legal Merger, which Legal Merger will become effective on the next day;

•                                         the sale and transfer of all issued and outstanding shares in the capital of Oak Sub to the Offeror against payment of the Consideration, consisting of the Cash Consideration and the Note (the “Share Sale”);

•                                         the dissolution (ontbinding) and liquidation (vereffening) of New Oak in accordance with section 2:19 of the Dutch Civil Code (the “Liquidation”) upon completion of the Share Sale; and

•                                         the intended payment of an advance liquidation distribution by New Oak to the New Oak Shareholders, which will result in the payment of an amount equal to the Offer Price per share in the capital of New Oak held by a New Oak Shareholder, without interest and subject to withholding and other taxes, as further described in this Section 6.9.4 (Post-Closing Merger and Liquidation).

(B)                               Description of the Post-Closing Merger and Liquidation

Description of New Oak and Oak Sub

New Oak and Oak Sub have been incorporated for the sole purpose of the Post-Closing Merger and Liquidation.

The Offeror holds the sole share with a nominal value of EUR 0.12 in the issued and outstanding share capital of New Oak. The management board of New Oak consists of ATC Management B.V. As New Oak will be a newly incorporated entity without any operational or other activities, it will not have any assets or liabilities, other than its paid-up capital at incorporation in the amount of EUR 0.01.

New Oak holds the sole share with a nominal value of EUR 0.01 in the issued and outstanding share capital of Oak Sub. The articles of association of New Oak that will become effective upon completion of the Legal Merger are included in the Merger Proposal. Upon completion of the Legal Merger, the governance of DEMB as agreed in the Merger Protocol and described in Section 6.12 (Non-financial terms) will apply in the same manner to Oak Sub.

Description and consequences of the Legal Merger

In order to ensure that no trades in the Shares can be made on Euronext Amsterdam in the three Dutch Business Days preceding the effective date of the Legal Merger which trades would remain unsettled as a result of the Legal Merger becoming effective and the Shares ceasing to exist prior to the settlement of such trades, it is possible that trading of the Shares on Euronext Amsterdam will be suspended three Dutch Business Days prior to the effective date of the Legal Merger. If the Legal Merger would occur and trading of the Shares would not be suspended on Euronext Amsterdam (or on any other trading platform on which Shares can be traded) three Dutch Business Days prior to the effective date of the Legal Merger, it would continue to be possible to trade in the Shares during the three Dutch Business Days prior to the effective date of the Legal Merger. However, any trades in the Shares executed in such period cannot be settled by delivery of the relevant Shares and the relevant clearing and settlement institution may settle such trades in cash and impose a penalty for the failure to deliver the relevant Shares.

Upon completion of the Legal Merger, (i) DEMB as disappearing entity (verdwijnende vennootschap) will merge and disappear into Oak Sub as surviving entity (overblijvende vennootschap), (ii) each holder of one or more Shares immediately prior to the completion of the Legal Merger will receive one or more shares in the capital of New Oak on a share-for-share basis and by operation of law, (iii) Oak Sub will have acquired all assets and liabilities of DEMB, including the rights and obligations pursuant to the Merger Protocol, by operation of law, (iv) DEMB will have ceased to exist and (v) DEMB will be delisted from Euronext Amsterdam as DEMB will cease to exist as a result of the Legal Merger.

The structure chart below highlights the structure of the Legal Merger.

Following completion of the Legal Merger:

•                                         each holder of Shares immediately prior to the completion of the Legal Merger will hold a number of shares in the capital of New Oak (a non-listed entity) equal to the number of Shares held by such Shareholder immediately prior to the completion of the Legal Merger;

•                                         each holder of one or more Shares immediately prior to the completion of the Legal Merger will therefore hold an equal number of shares in the capital of New Oak. In addition to the shares received in the capital of New Oak as a result of the Legal Merger, the Offeror will continue to hold the share in the capital of New Oak already held by the Offeror prior to the Legal Merger;

•                                        the articles of association of New Oak are amended to include a lock-up period until 1 March 2014, during which period the shares in the capital of New Oak cannot be transferred. As a result, a transfer of shares in the capital of New Oak will not be possible;

•                                         holders of Shares which are held through an Admitted Institution will also hold their non-transferable shares in the capital of New Oak through an Admitted Institution;

•                                         holders of Shares individually recorded in DEMB’s shareholders’ register will have an individual recording in New Oak’s shareholders’ register stating the number of non-transferable shares each of them holds in the capital of New Oak; and

•                                         Oak Sub will be renamed “D.E MASTER BLENDERS 1753 B.V.”.

It is intended that the notarial deed with respect to the Legal Merger will be executed on the first Business Day after settlement has taken place with respect to all Shares that have been tendered during the Post-Closing Acceptance Period. The day after the execution of the notarial deed with respect to the Legal Merger, the Legal Merger will become effective by operation of law.

No Dutch dividend withholding tax (dividendbelasting) is due (i) upon a disposal of the Shares under the Legal Merger; and (ii) in respect of the shares received in New Oak as a result of the Legal Merger. The Dutch income tax consequences of the Legal Merger are, in principle, the same as the Dutch income tax consequences of the Offer. However, an exemption from Dutch taxation in respect of any gains realized by the Shareholders upon the disposal of the Shares as a result of the Legal Merger (excluding taxation in respect of any consideration received as a result of the Legal Merger that does not consist of the New Oak Shares) may be available. Reference is made to Section 10.1.6 (Post-Closing Merger and Liquidation).

Description and consequences of the Share Sale

It is intended that one Business Day after completion of the Legal Merger, New Oak will sell and transfer the entire issued and outstanding share capital of Oak Sub to the Offeror.

The consideration payable to New Oak for the purchase of the Oak Sub shares by the Offeror will be an amount equal to the product of (i) the Offer Price multiplied by (ii) the total number of shares in the capital of New Oak issued and outstanding immediately prior to completion of the Share Sale, without interest (the “Consideration”).

A portion of the Consideration equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares held by the Offeror and its Affiliates immediately prior to completion of the Share Sale shall be paid by means of a loan note (the “Note”). The remainder of the Consideration will be paid in cash (the “Cash Consideration”).

The structure chart below highlights the structure of the Share Sale.

The agreement pursuant to which the Share Sale will be effected will contain no representation, warranties or indemnities by New Oak in favor of the Offeror, other than with respect to title, authority and capacity.

Following completion of the Share Sale, New Oak Shareholders will be shareholders in a company without any assets or liabilities, other than an amount equal to, the Cash Consideration and the Note and its paid-up capital.

Description and consequences of the Liquidation

Prior to the date of the Legal Merger, the Offeror as sole shareholder of New Oak will resolve to dissolve and liquidate New Oak in accordance with section 2:19 of the Dutch Civil Code upon completion of the Share Sale.

Upon completion of the Share Sale, the Liquidation will be commenced by the Liquidator and the Liquidator has agreed to, as soon as practicably possible after the Liquidation becomes effective, arrange for one or more advance liquidation distributions to the New Oak Shareholders, whereby the initial advance liquidation distribution is intended to take place on or about the date of completion of the Share Sale and result in a payment per share in the capital of New Oak equal to the Offer Price, without any interest and subject to withholding and other taxes. Any costs and expenses incurred by New Oak in connection with the Post-Closing Merger and Liquidation will be borne by the Offeror.

The Cash Consideration will be used to fund the payment in cash of the advance liquidation distribution to each New Oak Shareholder, other than the Offeror, in connection with the Liquidation. The Note will be used to fund the payment by means of set-off of the advance liquidation distribution to the Offeror in connection with the Liquidation.

The structure chart below highlights the structure of the Liquidation.

The distribution by New Oak of the advance liquidation distribution and, if applicable, the final distribution, to the New Oak Shareholders in respect of the New Oak Shares under the Liquidation would generally be subject to 15% Dutch dividend withholding tax to the extent such distributions in respect of each of the New Oak Shares exceed the average paid-in capital (as recognized for Dutch dividend withholding tax purposes) of such New Oak Shares. On the basis of the Tax Ruling issued by the Dutch tax authorities, generally the amount of Dutch dividend withholding tax in respect of the Liquidation Distribution per New Oak Share would be approximately EUR 0.436 (15% of EUR 2.909, being the excess of the Liquidation Distribution per New Oak Share in the amount of the Offer Price of EUR 12.50 over the average paid-in capital as recognized for Dutch dividend withholding tax purposes of EUR 9.591 per New Oak Share), which is approximately 3.5% of the Offer Price. The Dutch income tax consequences of the Liquidation are in principle the same as the Dutch income tax consequences of the Offer. Reference is made to Section 10.1.6 (Post-Closing Merger and Liquidation).

Although it is intended that the Liquidator will make one single advance liquidation payment of an amount equal to the Offer Price per share held by a New Oak Shareholder, the Liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

Once the final distribution, if any, has occurred, New Oak will be effectively liquidated and will cease to exist by operation of law.

6.9.5.                 Post-Closing Restructuring Measures

The Offeror reserves the right to use any other permitted method to acquire 100% of the Shares as an alternative to the Post-Closing Merger and Liquidation.

Subject to the Offer being declared unconditional without prejudice to the Post-Closing Merger and Liquidation, the Offeror shall be entitled to effect or cause to effect any other restructuring of DEMB’s group for the purpose of achieving an optimal operational, legal, financial or fiscal structure in accordance with the Bidding Rules and Dutch law in general.

Subject to the Offer being declared unconditional, the Offeror shall be entitled to effect or cause to effect any other restructuring of DEMB’s group some of which may have the effect of diluting the interest of any remaining Shareholders (“Post-Closing Restructuring Measures”), including:

(a)                                 a subsequent public offer for any Shares held by minority shareholders;

(b)                                 a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-) fusie) in accordance with section 2:309 et seq of the Dutch Civil Code between DEMB, the Offeror or one or more members of the Offeror’s group;

(c)                                  a statutory legal demerger (juridische splitsing) of DEMB in accordance with section 2:334a et seq of the Dutch Civil Code;

(d)                                 a contribution of cash or assets to DEMB in exchange for new shares issued (in which case the existing shareholders of DEMB may not have pre-emptive rights) on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser;

(e)                                  a sale of all, substantially all, or a substantial part of the assets of DEMB, which may or may not be followed by a distribution of proceeds to the Shareholders, all in accordance with Dutch law and the Articles of Association and all on an arm’s length basis;

(f)                                   a distribution of proceeds, cash or assets to the Shareholders;

(g)                                  a sale and transfer of assets and liabilities by the Offeror or any member of the Offeror’s group to any member of the DEMB Group on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser, or a sale and transfer of assets and liabilities by any member of the DEMB Group to the Offeror or any member of the Offeror’s group on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser;

(h)                                 conversion of DEMB into a private limited liability company;

(i)                                     any combination of the foregoing; or

(j)                                    any transactions, restructurings, share issues, procedures or proceedings in relation to DEMB or one or more of its affiliates required to effect the aforementioned objective.

In the effectuation of any Post-Closing Restructuring Measure, due consideration will be given to the interests of minority shareholders of DEMB.

Any proposed Post-Closing Restructuring Measure which could reasonably be expected to disproportionally prejudice the value of, or the rights relating to the minority’s shareholding in DEMB, will require an affirmative vote of an Independent Non-Executive.

U.S. Shareholders will be treated the same as all other remaining minority shareholders of DEMB in the event of the implementation of any Post-Closing Restructuring Measure(s). We note, however, that the tax consequences of such Post-Closing Restructuring Measure(s) to U.S. Shareholders may or may not be different than those applicable to other Shareholders. In addition, no Shareholder will be able to elect to receive a USD equivalent of any payment made in connection with such Post-Closing Restructuring Measure(s). Reference is made to Section 10.2.2(B) (Statutory Buy-out, Legal Merger or other Post-Closing Restructuring Measures).

6.9.6.                 Proposed amendments to the Articles of Association

At the EGM, the Shareholders shall be requested to vote for a resolution to amend the Articles of Association in accordance with the drafts of the proposed amendments to the Articles of Association included in Part III (Articles of Association), subject to the condition that the Offer is declared unconditional by the Offeror.

6.9.7.                 Dividend policy

The Shareholders should be aware that DEMB may or may not make any Distributions in the future. Future Distributions may be of a one-off nature only and the amount of any Distribution will depend on a number of factors associated with the Offeror’s tax and financial preferences from time to time. Any Distribution made in respect of Shares after the date of this Offer Memorandum will be deducted for the purpose of establishing the value per Share in any statutory merger, Statutory Buy-Out or other measure contemplated by Section 6.9.5 (Post-Closing Restructuring Measures).

6.9.8.                 Tax treatment of distributions

The Offeror, DEMB and New Oak can give no assurances and have no responsibility with respect to the tax treatment of Shareholders or New Oak Shareholders with respect to any Distributions made by DEMB or New Oak, respectively.

6.10.                    Governance of DEMB as from the Settlement Date

6.10.1.          Resignation of certain members of the Board

At the EGM, Norman Sorensen-Valdez, Jan Bennink, Sandra Taylor, Maria Corrales and Géraldine Picaud will resign as members of the Board per the Settlement Date.

6.10.2.          Future composition of the Board

As from the Settlement Date until the later of (i) the date on which the listing of DEMB on Euronext Amsterdam is terminated, and (ii) the earlier of (a) the submission by the Offeror of the writ of summons in Statutory Buy-Out and (b) the date on which the Offeror has directly or indirectly otherwise acquired 100% of the shares in DEMB or any legal successor of DEMB, the Board will consist of:

(a)                                 two non-executive members who are independent from the Offeror, its affiliates and any of its advisers as specified in the Dutch Corporate Governance Code (each an “Independent Non-Executive”); and

(b)                                 a number of executive and non-executive members, appointed upon nomination of the Offeror by the General Meeting of Shareholders.

Subject to the relevant Resolution being adopted at the EGM, on the Settlement Date, the Board will consist of (i) Bart Becht, Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott and Alejandro Santo Domingo as non-executive members nominated by the Offeror, (ii) Andrea Illy and Robert Zwartendijk as Independent Non-Executives, and (iii) Michel Cup as executive member.

As from the Settlement Date, the initial chairman of the Board will be Bart Becht.

After the later of (i) the date on which the listing of DEMB on Euronext Amsterdam is terminated, and (ii) the earlier of (a) the submission by the Offeror of the writ of summons in Statutory Buy-Out and (b) the date on which the Offeror has directly or indirectly otherwise acquired 100% of the shares in DEMB or any legal successor of DEMB, it is currently expected that Andrea Illy and Robert Zwartendijk will resign as Independent Non-Executives.

6.10.3.          Compensation of the resigning members of the Board

The resigning members of the Board will receive their annual compensation, pro-rated from 1 January 2013 up to the Settlement Date, over the financial year 2013. Over the first half year of 2013 the members of the Board have received the following compensation (including allowances):

Board member	Semi-annual compensation in EUR

Norman Sorensen (Chairman)	166,777

Jan Bennink (CEO a.i.)	See below

Mercy Corrales	56,250

Géraldine Picaud	45,750

Sandra Taylor	56,250

Subject to the Offer being declared unconditional and subject to the required corporate approvals, as soon as possible after Settlement, Jan Bennink will receive a cash payment.

The actual amount of the cash payment can only be calculated when the Settlement Date is known and will be a maximum cash payment of EUR 5,697,350 and may be reduced as follows. First, Jan Bennink’s cash payment will be pro-rated if the Settlement occurs prior to 10 December 2013 (for calculating the pro-rata amount, the following method will be used: number of days from 10 December 2012 until the Settlement Date (with a maximum of 365), divided by 365). Secondly, the amount of the cash payment will depend on the applicable TSR of DEMB upon award compared to the TSR of the peer group over the three month period ending on the last day prior to Settlement. The TSR performance multiplier will be capped at 100%.

As indicated above, the total amount of the cash payment that Mr Bennink will receive can only be calculated when the Settlement Date is known. The maximum cash payment amounts to EUR 10,417,975 consisting of (i) a maximum amount of EUR 4,720,625 resulting from the vesting and cash settlement of Mr Bennink’s PSUs which amount may be adjusted downwards depending on DEMBs TSR performance (as set out in Section 6.6.3) and (ii) a maximum amount of EUR 5,697,350 which amount will be pro-rated over the period starting on 10 December 2012 and ending on the Settlement Date and which amount may be adjusted downwards depending on DEMBs TSR performance.

Other than as disclosed in the Offer Memorandum, Mr Bennink and the other members of the Board will not receive any compensation in connection with the Offer.

6.11.                    Financing of the Offer

The Offeror announced in the Initial Announcement that it had sufficient funds available to complete the Offer in accordance with section 7(4) of the Decree.

The Offeror will finance its financial obligations under the Offer (assuming the Offer Price) through a combination of approximately EUR 3 billion of debt and approximately EUR 4.9 billion of equity.

The supervisory board of KDE has approved the financing of the Offer (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of DEMB).

6.11.1.          Debt financing of the Offer

The Offeror has secured fully committed debt financing and entered into a senior facilities agreement with, amongst others, Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited, acting as joint global coordinators, bookrunners and mandated lead arrangers on a certain funds basis with the original lenders (as defined in the SFA), subject to customary conditions (the “SFA”).

The SFA provides for term loan A and B facilities in the aggregate principal amount of EUR 3 billion and a revolving credit facility in the principal available amount of EUR 300 million. The term loan A, term loan B (split between a facility B1 and B2), and revolving facility bear interest at a rate of LIBOR or EURIBOR, as applicable based on the currency of the applicable loan, plus 3.50%, 3.75%, and 3.50% respectively, per annum, subject to step-downs (based on a leverage ratio) commencing one year from the date of the first drawdown. The term loan A matures at the conclusion of three years from the date of the SFA. The term loan B and the revolving credit facilities mature five years from the date of the first drawdown.

The lenders under the SFA will be granted security interests over (i) the intra-group receivables by the Offeror, Acorn and Oak Leaf Finance B.V., (ii) the shares of the Offeror, DEMB and each other material company (as defined in the SFA), (iii) the intellectual property of DEMB, KDE, DEMB Holding B.V. and each other material company (as defined in the SFA), and (iv) the bank accounts of Acorn, the Offeror, Oak Leaf Finance B.V., DEMB, KDE and DEMB Holding B.V.

The facilities will be available to the Offeror on a certain funds basis on the Settlement Date to pay the Offer Price for the Tendered Shares and other costs associated with Settlement, only upon the conditions that (i) the initial conditions precedent to first drawdown are satisfied, (ii) there has been no supervening unlawfulness in respect of any lender’s obligations, (iii) the Offeror remains a wholly owned subsidiary of Acorn and the investors (as defined in the SFA) hold, directly or indirectly, at least 80% of the voting shares of Acorn and the JAB group continues to hold, directly or indirectly, at least 50.1% the voting shares of Acorn, (iv) certain events of default are not continuing or would result from the making of the loans, (v) certain representations in relation to the Offeror and Acorn are true in all respects, or if any such representation is not qualified as to materiality, in all material respects. The Offeror has no reason to believe that the conditions within its control will not be fulfilled on, or prior to, the Settlement Date.

6.11.2.          Equity financing of the Offer

The equity will be funded by the Investors in the amounts set out in Section 8.3 (Shareholders of the Offeror following Settlement). The equity funding will be made available when the Offer is declared unconditional, conditional only upon (i) the commencement of the Offer and the satisfaction in all material respects, or waiver by the Offeror with the Investors’ prior written consent, of all conditions for commencement of the Offer and all Offer Conditions, in each case in accordance with the Merger Protocol, (ii) the absence of any material amendment, modification or waiver of any provision of the relevant transaction documents not agreed to by the applicable Investor in advance and in writing, such consent not to be unreasonably withheld, conditioned or delayed, (iii) substantially concurrent funding of the other Investors’ commitments under the other Investors’ equity commitment letters and (iv) the substantially concurrent funding of the financing under the SFA.

Reference is made to Sections 8.4 (Information regarding the other Investors) and 11.2 (Joint press release of DEMB and the Offeror, dated 12 April 2013).

6.12.                    Non-financial terms

The Offeror and DEMB have agreed the following non-financial terms:

(a)                                The DEMB Group will have an operating structure as a separate division within the Offeror’s group; DEMB will remain a separate legal entity, the holding company of DEMB’s current and future subsidiaries and operations.

(b)                                The DEMB Group will act as the growth platform for relevant acquisitions in the fast moving consumer goods segment of the coffee and tea business in the world.

(c)                                 DEMB’s headquarters, relevant head office functions and the center of management of the DEMB Group will remain in Amsterdam, the Netherlands.

(d)                                DEMB’s global R&D center will — in form and substance — remain in the Netherlands.

(e)                                 The Offeror will keep the business of the DEMB Group intact and it shall not sell or transfer the majority of the DEMB Group or sell or transfer the majority of the assets of companies belonging to the DEMB Group.

(f)                                  The Offeror will not require or cause the DEMB Group to close any of the manufacturing facilities of the DEMB Group in the Netherlands.

(g)                                 The Offeror will allow the DEMB Group to maintain its corporate identity and culture, albeit as a separate division of the Offeror.

(h)                                The Offeror will allow the DEMB Group to maintain its commitment to sustainable development and sustainable sourcing. The Douwe Egberts Foundation (or its successor) and its activities will remain in form and substance intact.

(i)                                    The employee consultation procedures of DEMB will be respected.

(j)                                   The existing rights and benefits of the employees of the DEMB Group will be respected, including existing rights and benefits under their individual employment agreements, collective labor agreements, social plans, and including existing rights and benefits under existing covenants made to the works councils and trade unions.

(k)                                Subject to DEMB’s current and future review of the existing pension arrangements, the pension rights of current and former employees of the DEMB Group will be respected.

(l)                                    The DEMB Group will remain properly financed to safeguard business continuity.

The Board may deviate from the non-financial terms set out in this Section 6.12 (Non-financial terms), if the Board is of the opinion that this is in the best interest of DEMB or the DEMB Group taking into account the interest of all stakeholders, without prejudice to the terms of the covenant between DEMB, KDE and the works council of KDE dated 11 December 2012.

In the merger protocol dated 12 April 2013, it was agreed that, notwithstanding the previous paragraph, any deviation from the arrangements set out in this Section 6.12(c), 6.12(d) or 6.12(f) will until the fourth anniversary of the merger protocol require the written prior approval of KDE’s supervisory board. The relevant wording in the merger protocol constitutes an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of KDE’s supervisory board. Following completion of the works council consultation process the above arrangements have been amended to the effect that any deviation from the arrangements set out in this Section 6.12(c), 6.12(d) or 6.12(f) will until 12 April 2018 require the written prior approval of KDE’s supervisory board, with at least four out of five supervisory board members voting in favor of such deviation.

6.13.                    Social aspects of the Offer

6.13.1.          Consequences for DEMB’s employees

The Offeror does not expect that there will be any material adverse social consequences for the employees of DEMB as a direct result of the Offer.

6.13.2.          Employees consultation

The applicable employee consultation procedures have been completed. The works council of KDE has rendered positive advice in respect of (i) the support, recommendation and execution by the Board of the Offer and (ii) the financing of the Offer, as well as any action required for the implementation of (i) and (ii). The European works council has been informed about the Offer in accordance with the applicable consultation procedure.

In addition, the works council of KDE has rendered positive advice in respect of the Post-Closing Merger and Liquidation.

The trade unions involved with DEMB and the Social Economic Council (Sociaal Economische Raad) have been notified in writing of the Offer in accordance with the SER Merger Code 2000 (SER-besluit Fusiegedragsregels 2000).

6.14.                    Certain arrangements between the Offeror and DEMB

6.14.1.          Exclusivity

Until the earlier of the Settlement Date or termination of the Merger Protocol, DEMB and the Relevant Persons (i) shall not take or authorize any action that may frustrate the Offer, (ii) shall not in any way approach, initiate, provide confidential information to, or engage in discussions or negotiations or enter into any transaction with any party other than the Offeror regarding an Alternative Proposal and (iii) will notify the Offeror promptly of any approach or enquiry, or request for information, received by it or any of its Relevant Persons from any third party in relation to a potential Alternative Proposal.

If in the reasonable opinion of the Board a written bona fide Alternative Proposal by a third party could reasonably be expected to qualify as (but does not yet constitute) a Superior Offer (a “Potential Superior Offer”) and DEMB has notified the Offeror promptly (and in any event within 48 hours) thereof, DEMB may engage in discussions or negotiations in relation to the Potential Superior Offer with such third party and disclose confidential information to such third party for a period of no longer than ten Business Days following the receipt of the written proposal.

Within ten Business Days after the receipt of a Potential Superior Offer by a third party, DEMB must either give written notice to the Offeror that (i) the Potential Superior Offer has evolved or led to a Superior Offer or (ii) the Potential Superior Offer did not evolve or lead to a Superior Offer, in which case DEMB must immediately confirm to the Offeror that (a) it continues to support the Offer, (b) the Board will continue to support and recommend the Offer, (c) it discontinued considering such Potential Superior Offer and (d) it has terminated any discussions and negotiations regarding that Potential Superior Offer and any Alternative Proposal from such third party.

In the event that a third party makes or announces its intention to make a Superior Offer, DEMB shall inform the Offeror promptly (and in any event within 24 hours) and the Offeror may submit in writing to the Board a revised offer within a period of ten Business Days thereafter (the “Revised Offer Period”) or, alternatively, terminate the Merger Protocol.

If such binding revised offer is on terms and conditions which, in the reasonable opinion of the Board, having consulted their financial and legal advisers and acting in good faith and observing their obligations under Dutch law, more beneficial to DEMB and its stakeholders than the Superior Offer (a "Revised Offer”), the Offeror and DEMB shall continue to bound by the Merger Protocol and the Offeror may require the Board to reaffirm the Recommendation. Such revised offer shall in any event be deemed a Revised Offer unless confirmed otherwise to the Offeror in writing by the Board within two Business Days after expiry of the Revised Offer Period. Further, if the Board fails to reaffirm the Recommendation within two Business Days after having received the relevant request from the Offeror, the Offeror may terminate the Merger Protocol.

The procedure set out in this Section 6.14.1 (Exclusivity) applies mutatis mutandis to any consecutive or revised Superior Offer.

6.14.2.          Termination of the Merger Protocol

The Merger Protocol may be terminated in accordance with its terms:

(a)                                 by mutual consent of the Offeror and DEMB;

(b)                                 by the Offeror or DEMB in the event any of the Offer Conditions is not satisfied or waived within three Business Days after the Acceptance Closing Date or it transpires before such date that any of the Offer Conditions is incapable of satisfaction, provided that the non-satisfaction of the relevant Offer Condition is not due to a breach of any of the terminating party’s obligations pursuant to the Merger Protocol;

(c)                                  by the Offeror or DEMB in the event any of the Offer Conditions is not satisfied or waived before 1 November 2013, provided that the non-satisfaction of the relevant Offer Condition is not due to a breach of any of the terminating party’s obligations pursuant to the Merger Protocol;

(d)                                 by the Offeror or DEMB in the event of a material breach of the Merger Protocol by the other party, unless such breach is waived by the non-defaulting party or, if capable of being remedied, remedied by the defaulting party before the date that is the earlier of (a) the fifth calendar day after the defaulting party has obtained actual knowledge of such breach and (b) three Business Days before the Acceptance Closing Date;

(e)                                  by DEMB in the event (i) all Offer Conditions have been satisfied or waived and Settlement has not taken place on the Settlement Date or (ii) the Offeror is unable to obtain sufficient debt financing to comply with its financial obligations pursuant to the Merger Protocol assuming the Offer Price;

(f)                                   by the Offeror or DEMB in the event DEMB accepts a Superior Offer; or

(g)                                  by the Offeror in the event DEMB fails to reaffirm the Recommendation if the Offeror has submitted a Revised Offer.

6.14.3.          Termination fees

To induce the Offeror to enter into the Merger Protocol and to pursue and make the Offer, the Offeror and DEMB have agreed that upon a termination of the Merger Protocol by the Offeror:

(a)                                in the event DEMB accepts a Superior Offer or, in the event DEMB fails to reaffirm the Recommendation if the Offeror has submitted a Revised Offer;

(b)                                 a material breach of the Merger Protocol by DEMB which material breach is not waived by the Offeror or timely remedied by or on behalf of DEMB;

(c)                                  a revocation or change of the Recommendation other than in accordance with the Merger Protocol

(d)                                 a material breach by DEMB of its obligations under the Merger Protocol relating to (i) the exclusivity arrangements in Section 6.14.1 (Exclusivity) or DEMB’s conduct with respect to a Superior Offer,

DEMB will forfeit a termination fee to the Offeror equal to an amount of EUR 50 million (the “Termination Fee”).

The payment by DEMB of the Termination Fee shall not limit the Offeror’s rights to seek remedy or claim for damages for breach of the Merger Protocol on any other basis.

To induce DEMB to enter into the Merger Protocol and to pursue the Offer, the Offeror and DEMB have agreed that upon a termination of the Merger Protocol by DEMB:

(a)                                due to the Offer Condition in Section 6.2.1(b) not being satisfied or waived;

(b)                                 due to a material breach of the Merger Protocol by the Offeror which material breach is not waived by DEMB or timely remedied by or on behalf of the Offeror;

(c)                                  if (i) all Offer Conditions have been satisfied or waived and Settlement has not taken place on the Settlement Date or (ii) if, notwithstanding the Offeror’s obligation under the Merger Protocol to (a) use its reasonable best efforts to take or cause to be taken, and do or cause to be done all things necessary, proper or advisable to arrange and obtain the proceeds of the SFA, satisfy all conditions and comply with its obligations under the SFA, and consummate the SFA at Settlement and (b) enforce its rights under the SFA (including through litigation), in each case under (a) and (b) in accordance with the terms of the SFA, the Offeror is unable to obtain sufficient debt financing to comply with its financial obligations pursuant to the Merger Protocol assuming the Offer Price, the Offeror will forfeit a reversed termination fee to DEMB equal to an amount of EUR 150 million (the “Reversed Termination Fee”).

The payment by the Offeror of the Reversed Termination Fee shall be the sole remedy and sole recourse for DEMB in the event of:

(a)                                a termination of the Merger Protocol due to the Offer Condition in Section 6.2.1(b) not being satisfied or waived; and

(b)                                 a breach by the Offeror of the Merger Protocol arising in connection with, or as a result of, the Offeror being unable to obtain sufficient debt financing to comply with its financial obligations pursuant to the Merger Protocol assuming the Offer Price.

Subject to the previous sentence, the payment by the Offeror of the Reversed Termination Fee shall not limit DEMB’s rights to seek remedy or claim for damages for breach of the Merger Protocol on any other basis.

6.15.                    Decision-making by the Board and Recommendation

Since the initial expression of interest from JAB, a transaction committee consisting of Norman Sorensen and Rob Zwartendijk (both non-executive members of the Board), Jan Bennink (CEO ad interim), Michel Cup (CFO), Tom Hansson (Head of Strategy) and Onno van Klinken (General Counsel and Corporate Secretary) was formed and, together with all key external professional financial, tax and legal advisers, they have conducted telephone meetings and in-person meetings on a very frequent basis to discuss the intended Offer.

The Board has held various meetings with and without the CEO ad interim or members of the executive committee being present. The decision to enter into the conditional agreement for the intended Offer was made by the full Board after ample deliberation including consultation with its key advisers.

In addition, based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with their respective fairness opinions and as set forth therein, (i) Lazard issued a fairness opinion to the Board to the effect that, as of 12 April 2013, the amount in cash equal to EUR 12.50 per Share to be paid in connection with the Offer was fair, from a financial point of view, to the holders of the Shares other than the Offeror or any of its affiliates, and (ii) Goldman Sachs issued a fairness opinion to the Board to the effect that, as of 12 April 2013, the EUR 12.50 per Share in cash to be paid to the holders (other than the Offeror and its affiliates) of Shares pursuant to the Merger Protocol was fair from a financial point of view to such holders of Shares.

Subject to a Superior Offer, and after having given due and careful consideration to the strategic rationale and the financial and social aspects and consequences of the proposed transaction, the Board has reached the conclusion that, taking into account the current circumstances, the Offer as contemplated in this Offer Memorandum provides a fair price to the Shareholders and is in the best interests of DEMB and all its stakeholders.

With reference to the above, and without prejudice to the terms and conditions of this Offer Memorandum, the Board fully supports and unanimously recommends the Offer for acceptance to the Shareholders (the “Recommendation”).

7.                                     INFORMATION REGARDING DEMB

7.1.                           Introduction

DEMB is a leading, focused pure-play coffee and tea company that offers an extensive range of high-quality, innovative coffee and tea products, well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand.

DEMB operates with a portfolio of more than thirty local and international brands. Some of the most recognized brands include Douwe Egberts, Senseo, L’OR, Marcilla, Moccona, Café Pilão, Pickwick and Tea Forté.

As one of the largest companies (based on sales) operating purely in the coffee and tea industry, DEMB generated sales of EUR 2.8 billion in the fiscal year 2012.

DEMB’s total headcount (measured on the basis of full-time equivalents) was 6,838 as of 31 December 2012.

7.2.                           History of DEMB

DEMB was founded on 28 June 2012, when DEMB was spun off from Sara Lee. However, the roots of DEMB go back to 1753 in Joure, the Netherlands, when the Douwe Egberts brand was founded as a grocery business and grew to specialize in coffee and tea. In 1948, Douwe Egberts expanded its business and began exporting its products to other European countries. Sara Lee acquired the Douwe Egberts business through a series of investments beginning in 1978. As part of Sara Lee, DEMB expanded its geographic reach and increased its focus on innovation. In 1998, DEMB entered the Brazilian coffee market through a series of acquisitions, most recently Café Moka in 2008 and Café Damasco in 2010. DEMB started to aggressively grow the Cafitesse proprietary liquid coffee systems for the foodservice industry in the 1990s and introduced the Senseo single-serve coffee system in partnership with Philips in 2001. In 2010, DEMB launched the L’OR EspressO capsules compatible with the Nespresso® single-serve system.

7.3.                           Business overview

7.3.1.                 Segments

DEMB is a leading, focused pure-play coffee and tea company that offers an extensive range of high-quality, innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. The business is currently organized into three operating segments, Retail—Western Europe, Retail—Rest of World and Out of Home.

Within the Retail—Western Europe and Retail—Rest of World segments, the principal products are roast and ground multi-serve coffee, roast and ground single-serve coffee pads and capsules, instant coffee and tea. DEMB sells these products predominantly to supermarkets, hypermarkets and through international buying groups. In addition, the cafés DEMB operate in the Netherlands following the acquisition of CoffeeCompany report through the Retail—Western Europe segment.

In the Out of Home segment, DEMB offers a full range of hot beverage products but focus on its liquid roast products and related coffee machines. DEMB’s products and the related machines in the Out of Home segment are sold either directly to businesses, hotels, hospitals and restaurants or to foodservice distributors for distribution to the customer.

7.3.2.                 Brands

In the Retail — Western Europe segment, DEMB’s multi-serve coffee is principally sold under the following brands: Douwe Egberts in the Netherlands, Belgium and the United Kingdom, L’OR and Maison du Café in France, Marcilla in Spain, Merrild in Denmark, Kanis & Gunnink in the Netherlands and Jacqmotte in Belgium. DEMB’s single-serve coffee is principally sold under the brand name Senseo, which is generally co-branded, such as Douwe Egberts Senseo and L’OR Senseo, in the Netherlands, Belgium, France, Germany and Spain and select other countries, L’OR EspressO in

France, the Netherlands and Belgium and L’aRôme EspressO in Spain. DEMB’s instant coffee is sold under the Douwe Egberts brand in the United Kingdom and under local brands in certain of its Western European markets. DEMB’s tea is sold under the brand names Pickwick in the Netherlands, Belgium and Denmark and Hornimans in Spain.

Retail — Western Europe covers the following countries: the Netherlands, Belgium, France, Spain, Denmark, Greece, Germany and the United Kingdom.

In the Retail — Rest of World segment, DEMB’s multi-serve coffee is principally sold under the following brands: Pilão, Caboclo, Damasco and Moka in Brazil, Harris in Australia, Prima in Poland and Paloma, Karavan and Omnea in Hungary. DEMB’s single-serve coffee is sold in Brazil under the Senseo brand name, co-branded as Pilão Senseo. DEMB’s instant coffee is primarily sold under the Moccona brand in Australia and Thailand. DEMB’s tea is sold under the brand name Pickwick in the Czech Republic and Hungary.

Retail — Rest of World covers the following countries: Brazil, Hungary, the Czech Republic, Poland, Australia, Thailand and Russia.

The Out of Home segment is concentrated in the Netherlands and provides liquid roast coffee products and the machines that dispense these products, as well as multi-serve coffee, instant coffee and tea and related products, to businesses, hospitals, hotels and restaurants worldwide. Approximately half of DEMB’s Out of Home sales are made directly to such customers, while DEMB also works with distributors who distribute the DEMB product to the customer in certain markets. Through DEMB’s Cafitesse umbrella brand, DEMB offers a line of products to be used in the liquid roast machines that DEMB sells, leases or provides free of charge to its customers. Additionally, DEMB offers premium espresso coffee products and machines through the Piazza D’Oro brand. DEMB develops the proprietary coffee machines in-house and employ suppliers to produce the machines. DEMB also employs service technicians in most of its major markets who DEMB trains to service its machines in the field. According to research from Foodstep and Canadean, DEMB was the largest supplier by volume of coffee for the out of home market in the Netherlands, Denmark and Belgium in the fiscal year 2012. As of 31 December 2012, DEMB operated over 250,000 machines in businesses, hospitals, hotels and restaurants in its markets of which more than 60% are Cafitesse liquid roast machines.

7.4.                           Organizational structure

7.4.1.                 Group structure

DEMB was incorporated in the form of a private company with limited liability on 27 February 2012. The Articles of Association were last amended by a notarial deed dated 28 June 2012.

DEMB’s corporate seat is in Joure, the Netherlands, and head office is in Amsterdam, the Netherlands. DEMB is registered at the trade register of the Chamber of Commerce with number 54760968.

DEMB’s business is carried out through a number of operating subsidiaries around the world. DEMB’s principal operating subsidiaries, all of which are 100% owned, directly or indirectly, are listed below. In addition, DEMB has a 45% non-controlling interest in Kaffehuset Friele A/S, which is treated as an associate.

Name of subsidiary	Country of incorporation
D.E Coffee & Tea Australia Pty Ltd.	Australia
D.E Investments Australia Pty Ltd.	Australia
D.E Holding Asia Pty Ltd.	Australia
Sara Lee Foodservice (Australia) Pty. Ltd.	Australia
Sara Lee Holdings (Australia) Pty Ltd.	Australia
Sara Lee Household and Body Care (Australia) Pty Ltd.	Australia
SL/DE Australia Pty Ltd.	Australia
D.E Holding Australia Pty. Ltd.	Australia
SL Sub Pty. Ltd.	Australia
Sara Lee Household and Body Care Österreich GmbH	Austria
Douwe Egberts Professional Belgium & Luxembourg BVBA	Belgium

Douwe Egberts Operating Service BVBA	Belgium
Douwe Egberts Retail Belgium BVBA	Belgium
D.E Finance Belgium BVBA	Belgium
D.E Investments Belgium BVBA	Belgium
D.E HBC Belgium BVBA	Belgium
D.E Cafés do Brasil Ltda	Brazil
D.E Cafés do Brasil Professional Ltda.	Brazil
Nutri-Metrics International (Guangzhou) Ltd. (70%)	China
D.E Coffee & Tea Trading China Ltd.	China
Caitlin Financial Corporation N.V.	Curacao
Codef Financial Services C.V.	Curacao
Sara Lee/DE Antilles N.V.	Curacao
Sara Lee/DE Finance (Antilles) N.V.	Curacao
Sara Lee/DE Investments (Antilles) N.V.	Curacao
Sara Lee/DE Investments (Cyprus) Ltd.	Cyprus
Douwe Egberts Czech Republic, s.r.o.	Czech Republic
Merrild Kaffe A.p.S.	Denmark
Courtaulds Textiles Holding SAS	France
DE France Finance SNC	France
DE France Holding SNC	France
Maison du Café Professional France SNC	France
Maison du Café France SNC	France
D.E. Investments France SNC	France
Coffenco International GmbH	Germany
Douwe Egberts Retail Germany GmbH	Germany
Douwe Egberts Professional Germany GmbH	Germany
D.E Holding Germany GmbH	Germany
Bravo Greece Coffee and Tea Industry SA	Greece
Sara Lee Hellas Holdings EPE	Greece
Nutri-Metrics International (Hong Kong) Ltd.	Hong Kong
D.E Coffee & Tea Hong Kong Ltd.	Hong Kong
Douwe Egberts Hungary Zrt.	Hungary
PT Premier Ventures Indonesia	Indonesia
PT Sara Lee Indonesia	Indonesia
PT Sara Lee Trading Indonesia	Indonesia
PT Suria Yozani Indonesia	Indonesia
PT Sara Lee Bakery Niaga	Indonesia
D.E Holding Italy S.r.l.	Italy
Sara Lee Household and Body Care Italy SpA	Italy
Merrild Baltics, s.i.a.	Latvia
Sara Lee Finance Luxembourg S.á.r.l.	Luxembourg
D.E Holding Luxembourg S.á.r.l.	Luxembourg
Sara Lee Malaysia Sdn Bhd	Malaysia
Sara Lee South East Asia Sdn Bhd	Malaysia
Sara Lee Mauritius Holding Private Ltd.	Mauritius
Baro Bestuursmaatschappij B.V.	Netherlands
The Coffee Company B.V.	Netherlands
CoffeeCompany Holding B.V.	Netherlands
DE Export B.V.	Netherlands
DEMB International B.V.	Netherlands
Douwe Egberts Professional - Export B.V.	Netherlands
Douwe Egberts Professional Netherlands B.V.	Netherlands
Douwe Egberts Finance B.V.	Netherlands
Douwe Egberts Nederland B.V.	Netherlands
I. Tas Ezn. B.V.	Netherlands
Koninklijke Douwe Egberts B.V.	Netherlands
Marander Assurantie Compagnie B.V.	Netherlands
Sara Lee International B.V.	Netherlands
D.E Global Finance B.V.	Netherlands

Sara Lee/DE Investments B.V.	Netherlands
DEMB Holding B.V.	Netherlands
D.E Coffee & Tea New Zealand Ltd.	New Zealand
Kiwi (Nigeria) Limited	Nigeria
Kaffehuset Friele AS (44,9%)	Norway
House of Coffee A/S	Norway
Prima Poland Sp .z.o.o.	Poland
Douwe Egberts (Portugal) Produtos Alimentares Lda	Portugal
Sara Lee Rus LLC	Russian Federation
Sara Lee Singapore Pte Ltd.	Singapore
Sara Lee Slovakia, s.r.o.	Slovakia
Douwe Egberts Finance Spain S.L.U.	Spain
D.E Coffee & Tea Southern Europe, S.L.U.	Spain
Merrild Professional Sweden A.B.	Sweden
Decotrade GmbH	Switzerland
Sara Lee (Thailand) Limited	Thailand
Moccona (Thailand) Limited	Thailand
Courtaulds Textiles (Holdings) Limited	United Kingdom
Courtaulds Textiles Limited	United Kingdom
Douwe Egberts Professional UK Limited	United Kingdom
Kiwi (EA) Limited	United Kingdom
Linnyshaw Insurance Limited	United Kingdom
Master Models Limited	United Kingdom
New Way Packaged Products Limited	United Kingdom
Sara Lee Acquisition Limited	United Kingdom
Douwe Egberts Retail UK Limited	United Kingdom
Sara Lee Household & Body Care UK Limited	United Kingdom
Sara Lee UK Finance Limited	United Kingdom
D.E UK Holding Limited	United Kingdom
D.E Pension UK Trustee Limited	United Kingdom
Sara Lee Investments Unlimited	United Kingdom
Temana International Limited	United Kingdom
DE US, Inc.	United States
Tea Forté Inc	United States

7.4.2.                 Countries

DEMB’s products are available in more than 45 countries, and it has a strong presence in 15 of them. DEMB’s brands are managed under the three operating segments in the following countries:

Retail — Western Europe: Netherlands, Belgium, France, Spain, the United Kingdom, Germany, Denmark and Greece.

Retail — Rest of World: Brazil, Hungary, the Czech Republic, Poland, Australia, Thailand and Russia.

Out of Home: the Netherlands, Germany, Denmark, Belgium, and Australia.

7.5.                           Strategy and objectives

DEMB’s aspiration is to be a leading, international coffee and tea company by enhancing the coffee and tea experience of its consumers through innovative products, concepts and systems that are based on its in-depth consumer knowledge and technology expertise, with a focus on the premium coffee and tea sectors. DEMB intends to leverage its category and consumer expertise and knowledge across borders while tailoring its high-quality product offering to local preferences.

7.6.                           Recent developments and outlook

Reference is made to the press release dated 24 April 2013 in relation to the sales performance in the third quarter of the fiscal year 2013, as included in full in Part II, Section 1.8 (Unaudited and unreviewed information for the third quarter of the financial year 2013).

7.7.                           Board

7.7.1.                 General

DEMB has a single-tier Board, consisting of one Executive Director and six Non-Executive Directors. The number of Executive and Non-Executive Directors is determined by the Board.

On 10 December 2012, DEMB announced the departure of its Chief Executive Officer, and that Jan Bennink, at that time Non-Executive Chairman, would assume the responsibilities of the Chief Executive Officer until a new Chief Executive Officer and Executive Director has been appointed.

The Board is collectively responsible to the shareholders for the general affairs of DEMB and may divide its duties among the directors. The day-to-day management has been entrusted to the Executive Director while the Non-Executive Directors have the task of supervising the Executive Director and providing advice. Led by the Chief Executive Officer, the executive committee members are responsible for managing the day-to-day business and overseeing the implementation of DEMB’s strategy.

7.7.2.                 Members of the Board

The Board currently consists of the following members:

Jan Bennink, CEO ad interim and Non-Executive Director

Jan Bennink (b. 1956) led the spin-off of the coffee and tea business from Sara Lee, and has been a driving force in setting up the new organization. Jan joined Sara Lee in February 2011, having previously been Chief Executive Officer at Royal Numico N.V., the baby food and clinical nutrition specialist. Jan held senior roles within Danone, Benckiser and Procter & Gamble. He also serves on the board of directors of Coca Cola Enterprises.

Jan has a Bachelor’s degree in English and Geography from the Teachers Training Institute in the Netherlands and a Masters degree in Urban and Environmental Planning from the University of Groningen in the Netherlands.

Mercy Corrales, Non-Executive Director

Mercy Corrales (b. 1949) is a former President of Starbucks Coffee Asia Pacific, and representative director and CEO of Starbucks, Japan. She has also served on the Board of Directors of Starbucks joint venture companies in South Korea, Hong Kong and Malaysia. Prior to joining Starbucks, Mercy spent 32 years with Levi Strauss, where she held several senior management roles.

Mercy has been named Japanese Business Woman of the Year by Harvard Business School Club of Japan, and her passions include organic farming and working for non-profit organizations.

She gained a BSc. in Business Management from the Mapua Institute of Technology in the Philippines, and an MBA degree from the Fuqua School of Business at Duke University in the US.

Andrea Illy, Non-Executive Director

Andrea Illy (b. 1964) is the grandson of the founder of illycaffè S.p.A, the global coffee company started in Trieste (Italy) in 1933. He took over as CEO in 1994 and Chairman and CEO in 2005.

Andrea was appointed president of the Association Scientific International du Café (ASIC) in 1999 and appointed Chairman of the International Coffee Organisation’s promotion and market development committee in March 2012. The ICO is the main inter-governmental organization for coffee and its mission is to promote the sustainable expansion of the global coffee sector for the benefit of all participants.

Andrea is an expert speaker on sustainability. In February 2012, he presented at the Economist Feeding the World conference in Geneva and in June 2012 at the UN Global Compact Rio+20 Sustainability Forum.

Andrea gained a degree in Chemistry from the University of Trieste and also attended a Master Executive program at the Bocconi University School of Management in Milan — where he now serves on the Advisory Board — as well as the Advanced Management Program at the Harvard Business School.

In 1995 he released with Academic Press Espresso Coffee: the Chemistry of Quality, a book co-written with other experts and insiders that deals with the scientific-technologic aspects of coffee, from agronomics to product processing, from roasting and grinding, and from packaging to percolation techniques.

He is vice-president of the Altagamma Foundation which gathers together the high-end Italian brands.

Géraldine Picaud, Non-Executive Director

Géraldine Picaud (b. 1970) is currently the Group CFO of Essilor, the world’s leading ophthalmic optics company. Before joining Essilor, she was the CFO of Volcafe Holdings, the Switzerland-based coffee division of ED&F Man, one of the world’s leading coffee merchants. Géraldine initially joined ED&F Man in London in 2007 as Head of Corporate Finance in charge of M&A. Prior to joining ED&F Man, Géraldine worked for Safic-Alcan, a chemicals and specialty products company, first as Head of Business Analysis and then as CFO. Géraldine Picaud started her career within the audit firm Arthur Andersen and holds a Master Degree in Business Administration from Reims Business School.

Norman Sorensen, Chairman

Norman Sorensen (b. 1945) has served on the Board of Directors for Sara Lee since 2007, and continues this role with DEMB. He has extensive experience in entering global consumer markets and significant knowledge of the financial services industry. Norman is Chairman of the International Insurance Society, Inc. and he recently stepped down as Chairman of the International Advisory Council of Principal Financial Group. He is a former Chairman, President and CEO of Principal International, Inc.

Norman has held senior roles with American International Group (AIG) and a number of marketing and general management positions at American Express and Citigroup. Norman is also a non-executive director with Encore Capital Group and has several public roles, including membership in the Council of Asset and Investment Management of the Institute of International Finance.

Norman speaks Spanish, Portuguese, German and French — as well as English. He gained a degree in chemistry from the US Air Force Academy, and is also a graduate of Columbia University’s executive program for international managers.

Sandra Taylor, Non-Executive Director

Sandra Taylor (b. 1950) is a pioneer in corporate social responsibility and is president and CEO of a consulting firm she founded - Sustainable Business International - that specializes in social responsibility for global businesses. Before this, she was senior VP Corporate Social Responsibility for Starbucks Coffee and has held executive positions with other major brands, including Eastman Kodak.

In these roles, she established micro-financing schemes for coffee farmers in Central America and created educational and clean water programs for impoverished children in China and Africa. Sandra is a corporate ambassador for Vital Voices Global Partnership, which is creating business and networking opportunities for women in Africa and Latin America, and her support for business and the community has been widely recognized. An international business journal presented her with the Women of Influence Award in 2006.

Sandra gained a Juris Doctor degree from the Boston University School of Law, a Bachelor of Arts (BA) in French from the Colorado Women’s College and a Masters in Business Administration (MBA) from the Bordeaux School of Management - Wine MBA Program.

Rob Zwartendijk, Non-Executive Director

Rob Zwartendijk (b. 1939) brings a long and international business career and has extensive knowledge of the retail business. He started his career in Unilever and Mölnlycke, and in his last executive position

Rob was a member of the Executive Board of Ahold and President-CEO of Ahold USA Inc. After retiring from executive roles in 1999, he held several non-executive positions in large Dutch multinationals including Chairman of Numico, Nutreco and Blokker and member of the Boards of Randstad and Buhrmann. Rob studied Economics at the University of Manchester (B.A.) and served as an officer in the Dutch army.

7.7.3.                 Committees of the Board

The Board, while retaining overall responsibility, has assigned certain of its responsibilities to four permanent committees consisting of Non-Executive Directors, and — in relation to the Sustainability committee — Senior Management, appointed by the Chief Executive Officer. Each committee reports to the Board.

The Audit committee consists of at least three members currently existing of Rob Zwartendijk (Chair), Géraldine Picaud and a vacant position.

The Remuneration committee consists of at least three members currently existing of Mercy Corrales (Chair), Norman Sorensen and Sandra Taylor.

The Governance and nomination committee consists of at least three members currently existing of Jan Bennink (Chair), Norman Sorensen and a vacant position.

The Sustainability committee consists of four members currently existing of Andrea Illy (Chair), Onno van Klinken (General Counsel and Corporate Secretary), Sandra Taylor and a vacant position. The Sustainability committee evaluates and supervises DEMB’s policies with respect to health, safety, security, environment and social responsibility.

7.8.                           Major Shareholders

The following shareholdings were registered in the public register of the AFM:

Party	Interest	Voting rights	Shares	Date of notification

UBS AG	4.93%	4.93%	29,333,850	7 June 2013

Morgan Stanley Investment Management Inc	4.88%	4.88%	29,037,662	12 April 2013

Donata Holding SE (Donata Holdings B.V., JAB Holdings II B.V. and Forest)	15.05%	15.05%	89,532,998	17 October 2012

Parentes Holding SE (voting rights agreement)	0%	15.05%	89,532,998	17 October 2012

7.9.                           Capital and Shares

The authorized share capital of DEMB amounts to EUR 356,915,564.40 divided into 2,974,296,370 Shares.

At the date of this Offer Memorandum, the total issued and outstanding share capital is divided into 594,859,274 Shares, all of which have been fully paid up. Each Share confers the right to cast one vote.

At the date of this Offer Memorandum, DEMB does not hold any Shares in its own capital.

The Shares are listed on the official market of the stock exchange of Euronext Amsterdam and included in the Amsterdam AEX Index. The ticker symbol is DE and the ISIN code is NL00010157558. The Shares started to be officially traded on 9 July 2012.

7.10.                    Share price development

This graph sets out the Share price development from 12 June 2012 up to and including 18 June 2013.

7.11.                    Incentive plans

7.11.1.          Annual Incentive Plan

DEMB has an annual incentive plan which provides for short-term incentive awards for achieving target performance measures expressed as a percentage of the base salary. The short-term incentive opportunity is based on financial and operational targets that are normally measured over a one-year performance period. To reflect the change in fiscal year end, a full bonus year will apply for the period 1 July 2012 to 30 June 2013 but a pro-rated period will apply for the period 1 July 2013 to 31 December 2013. The Board, at the proposal of the Remuneration Committee, will set and define the annual key performance indicators for each bonus period.

7.11.2.          2012 LTIP

The chief executive officer, the members of the executive committee, highly compensated executives and, potentially, other key employees designated by the Remuneration Committee are eligible to participate in the 2012 LTIP. Under the 2012 LTIP participants are awarded PSUs. A PSU is a right to receive a number of shares for no consideration subject to (i) the participant’s continued service with the Group during a specified vesting period set out in the relevant grant notice (time based vesting) and (ii) the TSR of DEMB relative to a predefined comparative group of companies (performance based vesting).

Under the 2012 LTIP, PSUs will be earned only if DEMB achieves certain specified levels of TSR relative to a peer group generally over a three-year period commencing on the date of the award.

The companies in the peer group are set forth below.

Anheuser-Busch InBev SA/NV	Chocoladefabriken Lindt & Sprungli AG

Heineken N.V.	Nestlé S.A.

SABMiller plc	Unilever N.V.

Diageo plc	Henkel AG & Co. KGaA

Pernod-Ricard S.A.	The Procter & Gamble Company

Rémy Cointreau S.A.	Reckitt Benckiser plc

Associated British Foods plc	Beiersdorf AG

Groupe Danone S.A.	L’Oreal S.A.

PepsiCo Inc.	The Coca Cola Company

Kellogg Company

Depending on the ranking of DEMB’s TSR against the TSR of the members of the peer group, the number of earned PSUs ranges from zero percent to two hundred percent of the awarded PSUs. The TSR chart sets forth how the number of earned PSUs will be calculated based on DEMB’s TSR against the TSRs of member companies in the peer group.

For any PSUs to be earned, the performance condition of DEMB’s relative TSR over the performance period must be at least at the median of the TSRs of the members of the peer group. As a result of the Offer becoming unconditional, accelerated vesting will apply to all outstanding PSUs which PSUs will be settled in cash unless and to the extent that the relevant employee participates in a roll-over plan arranged with the Offeror or one of its affiliates.

Rank of DEMB’s TSR against the TSR of the members of the peer group	Number of earned PSUs expressed as a percentage of the number of Awarded PSUs

Top 10% or above	200%

Between top 35% and top 10%	On a straight-line basis between 100% and 200% based on rankings plus interpolation between intermediate rankings

At top 35%	100%

Between median and top 35%	On a straight-line basis between 50% and 100% based on rankings plus interpolation between intermediate rankings

At median	50%

Below median	0%

In the event that a participant ceases active employment with the DEMB Group before the vesting date as specified in respect of any award in the relevant grant notice, some or all of the participant’s PSUs may be forfeited and the participant’s award(s) may or may not be settled (in shares or cash) as of the date of termination of employment, depending upon the reason for termination of employment.

8.                                     INFORMATION REGARDING THE OFFEROR

8.1.                           General information regarding the Offeror

The Offeror is a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and registered with the trade register of the Chamber of Commerce with number 57585083. The Offeror has its registered office and principal place of business at Oudeweg 147, 2031 CC Haarlem, the Netherlands and telephone +31 23 230 28 83.

The Offeror has been incorporated for the purpose of making the Offer and has not carried on any business prior to the date hereof, other than with respect to the Offer and related equity and debt financing arrangements.

The Offeror’s share capital is divided in shares with a nominal value of EUR 0.01 each. The issued and outstanding share capital of the Offeror is fully paid-up. The Offeror’s articles of association provide that shares are held in registered form.

8.2.                           Information of the persons controlling the Offeror

8.2.1.                 Controlling Persons

The Offeror is a wholly owned subsidiary of Acorn, which is a wholly owned subsidiary of Acorn Holdings and Acorn Holdings is a wholly owned subsidiary of Forest, which is a wholly owned subsidiary of JAB Holdings, which is a wholly owned subsidiary of Donata BV, which is a wholly owned subsidiary of Donata SE.

Each of the Controlling Persons may be deemed to control the Offeror and beneficially own any securities acquired by the Offeror.

The Offeror and each of the Controlling Persons are members of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

8.2.2.                 Management of the Controlling Persons

The name, citizenship, business address, present principal occupation or employment of each of the directors, managers and executive officers of the Offeror and each of the Controlling Persons are listed in the table below.

Executive Officers and Directors of the Offeror

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Directors of Acorn

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany

Executive Officers and Directors of Acorn Holdings

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany

Executive Officers and Directors of Forest

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Constantin Thun-Hohenstein	Managing Director	Austria	Head of accounting	Rooseveltplatz 4-5 A-1090 Vienna, Austria

Andrea Oechsler-Steinhauser	Managing Director	Germany	Head of treasury	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Directors of JAB Holdings

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Constantin Thun-Hohenstein	Managing Director	Austria	Head of accounting	Rooseveltplatz 4-5 A-1090 Vienna, Austria

Andrea Oechsler-Steinhauser	Managing Director	Germany	Head of treasury	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Directors of Donata BV

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Constantin Thun-Hohenstein	Managing Director	Austria	Head of accounting	Rooseveltplatz 4-5 A-1090 Vienna, Austria

Executive Officers and Directors of Donata SE

Name	Title	Citizenship	Principal Occupation	Business address

Renate Reimann-Haas	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Wolfgang Reimann	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Stefan Reimann-Andersen	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Matthias Reimann-Andersen	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Executive Officers and Managers of JAB Lux

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Managers of Parentes

Name	Title	Citizenship	Principal Occupation	Business address

Renate Reimann-Haas	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Wolfgang Reimann	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Stefan Reimann-Andersen	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Matthias Reimann-Andersen	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Principals of JAB

Name	Title	Citizenship	Principal Occupation	Business address

Peter Harf	Partner	Germany	Partner of JAB	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Bart Becht	Partner	The Netherlands	Partner of JAB	Hillswood Drive, Hillswood Business Park Chertsey, Surrey KT 160RS

Olivier Goudet	Partner	France	Partner of JAB	2200 Pennsylvania Avenue NW Washington, DC 20037 United States of America

During the last five years, none of the Offeror or any of the Controlling Persons or, to the best knowledge of the Offeror, any of the persons listed in the table above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of such laws.

As of the Settlement Date and subject to future changes, the board of Acorn Holdings will consist of Bart Becht, Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott and Alejandro Santo Domingo.

8.2.3.                 Shareholding of the Offeror in DEMB

In the year preceding the date of this Offer Memorandum, Forest acquired 89,532,998 Shares, representing approximately 15.05% of the Shares. These Shares were acquired by Forest through open market purchases. Below is an overview of the average trade price per trading day in respect of the Shares acquired by Forest on Euronext Amsterdam, other stock exchanges, multilateral trading facilities and via regulated financial intermediaries.

Trade day	Number of Shares	Average purchase price	Low price of trade	High price of trade
25 June 2012	3,509,677	8.2500	8.2500	8.2500
26 June 2012	3,932,300	8.2500	8.2500	8.2500
27 June 2012	5,191,784	8.2500	8.2170	8.2500
28 June 2012	32,041,811	8.4900	8.1000	8.5500
29 June 2012	27,840,000	8.8495	8.4500	8.9900
11 July 2012	1,062,211	9.2673	9.0780	9.4000
12 July 2012	609,201	8.9916	8.7400	9.1800
13 July 2012	700,000	9.0375	9.0030	9.0770
16 July 2012	383,953	9.0363	8.9520	9.1510
17 July 2012	145	9.1000	9.1000	9.1000
20 July 2012	33,927	9.0735	8.9960	9.1000
23 July 2012	37,774	9.0967	9.0810	9.1000
31 July 2012	12,109	9.2986	9.2950	9.3000
1 August 2012	3,783	9.2978	9.2940	9.3000
2 August 2012	1,850,000	8.9162	8.7250	9.0300
3 August 2012	801,534	8.9914	8.8000	9.0500
6 August 2012	137,000	8.9557	8.8400	9.0490
7 August 2012	90,000	8.8977	8.8420	8.9380
8 August 2012	170,000	8.9225	8.8000	9.0000
9 August 2012	60,483	8.9929	8.8650	9.0180
10 August 2012	118,148	9.0418	8.9905	9.1000
13 August 2012	180,000	8.9946	8.9180	9.0300
14 August 2012	110,000	9.0345	8.9550	9.0500
15 August 2012	170,000	9.0063	8.9760	9.0500
16 August 2012	175,000	9.0093	8.9500	9.0500
17 August 2012	15,404	9.0497	9.0160	9.1000
21 August 2012	860	9.0765	9.0680	9.1000
23 August 2012	17,385	9.0790	9.0500	9.1000
24 August 2012	7,383	9.0860	9.0670	9.1000
27 August 2012	65,000	9.0655	9.0240	9.1000
28 August 2012	229,200	9.1653	8.9000	9.2940
29 August 2012	170,000	9.0442	8.9320	9.1200
30 August 2012	156,000	9.0786	8.9590	9.1220
31 August 2012	41,231	9.2758	9.2000	9.3000
3 September 2012	10,918	9.2685	9.2380	9.3000
14 September 2012	4,050	9.3000	9.2980	9.3000
17 September 2012	6,828	9.2893	9.2700	9.3000
18 September 2012	223,750	9.3106	9.2710	9.3200
19 September 2012	1,794	9.3000	9.3000	9.3000
24 September 2012	110,000	9.3494	9.2120	9.3840
25 September 2012	110,000	9.3749	9.2580	9.4000
26 September 2012	110,000	9.3586	9.2968	9.3980
27 September 2012	175,000	9.3831	9.3485	9.4000
28 September 2012	200,000	9.4080	9.3620	9.4500
1 October 2012	250,000	9.3930	9.3270	9.4140
2 October 2012	150,000	9.3595	9.2700	9.4270
3 October 2012	55,000	9.4418	9.3830	9.4940
4 October 2012	450,000	9.4079	9.3860	9.4300
5 October 2012	32,035	9.4356	9.4000	9.4500
8 October 2012	133	9.4500	9.4500	9.4500
9 October 2012	200,000	9.4456	9.4240	9.4500
10 October 2012	1,700,000	9.4020	9.3820	9.4500
11 October 2012	2,150,000	9.4000	9.3730	9.4500

12 October 2012	350,671	9.3634	9.3510	9.3970
15 October 2012	1,036,549	9.4479	9.3590	9.4500
16 October 2012	532,967	9.5497	9.5445	9.5500
17 October 2012	1,750,000	9.6540	9.6500	9.6710

On 12 April 2013, Forest transferred all its Shares to its wholly owned subsidiary Acorn Holdings at the Offer Price. Therefore, at the date of this Offer Memorandum, Acorn Holdings holds 89,532,998 Shares, representing approximately 15.05% of the Shares. These Shares may be deemed to be beneficially owned by Forest.

Other than with respect to the Shares held by Acorn Holdings, at the date of this Offer Memorandum no securities in DEMB are held, no transactions or concluded agreements in respect of securities in DEMB have been effected or have been concluded, and no similar transactions have been effected in respect of securities in DEMB, by:

(a)                                 the Offeror, its Affiliates or the Controlling Persons;

(b)                                 any of the persons listed in the table in Section 8.2.2 (Management of the Controlling Persons);

(c)                                  any associate or majority-owned subsidiary of the Offeror, any of the Controlling Persons or any of the persons listed in the table in Section 8.2.2 (Management of the Controlling Persons);

(d)                                 any of the directors, executive officers or subsidiaries of the Offeror, its Affiliates or the Controlling Persons;

(e)                                  any of their spouses (echtgenoten), registered partners (geregistreerde partners), minor children (minderjarige kinderen) of the directors or executive officers of the Offeror;

(f)                                   any entities controlled by any of the directors or executive officers of the Offeror or by any of the spouses (echtgenoten), registered partners (geregistreerde partners), underage children (minderjarige kinderen) of the directors or executive officers of the Offeror; or

(g)                                  any entities within the group of the Offeror.

Except as described in the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC pursuant to Rule 14d-3 under the Exchange Act, of which this Offer Memorandum forms a part, (i) there have not been any contacts, transactions or negotiations between the Offeror or any of the Controlling Persons, any of their respective subsidiaries or, to the knowledge of the Offeror, any of the persons listed in the table in Section 8.2.2 (Management of the Controlling Persons) on the one hand, and DEMB or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (ii) none of the Offeror or any of the Controlling Persons or, to the best knowledge of the Offeror, any of the persons listed in the table in Section 8.2.2 (Management of the Controlling Persons), has any contract, arrangement, understanding or relationship with any person with respect to any securities of DEMB.

8.3.                           Shareholders of the Offeror following Settlement

Each of the following entities have committed, pursuant to an equity commitment letter, as described above, to purchase the shares in Acorn Holdings, an indirect 100% owner of the Offeror, in the amounts set out below on the Settlement Date:

•                                        Forest: EUR 2,828,523,000 of ordinary shares;

•                                         Société Familiale d’Investissements S.A., an affiliate of Patrinvest SCA, will be investing through its affiliate Colufa S.A. EUR 130 million of perpetual preferred shares and warrants and EUR 455 million of ordinary shares; and

•                                         BDT Oak Acquisition Vehicle, L.P., an affiliate of BDT: EUR 1.1 billion of perpetual preferred shares and warrants and EUR 125 million of ordinary shares; and

•                                         Aguila Ltd. or affiliates thereof (entities advised by Quadrant Capital Advisors, Inc.): EUR 275 million of ordinary shares,

(collectively, the “Investors”).

Immediately following the Settlement Date, it is anticipated that each of Forest, BDT Oak Acquisition Vehicle, L.P., Colufa S.A, and Aguila Ltd., and/or their respective affiliates, will beneficially own approximately 65%, 17%, 12% and 6%, respectively, of the fully-diluted common equity of Acorn Holdings.

Reference is made to Section 8.4 (Information regarding the other Investors).

8.4.                           Information regarding the other Investors

8.4.1.                 Information regarding Société Familiale d’Investissements

Société Familiale d’Investissements S.A., an affiliate of Patrinvest SCA, holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies. Their investment philosophy is compatible with Joh. A. Benckiser’s: the family is focused on the very long term and has a wealth of experience in the branded consumer goods sector.

8.4.2.                 Information regarding BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. Through its advisory business, BDT & Company works with family businesses to pursue their long-term strategic and financial objectives.

8.4.3.                 Information regarding Quadrant Capital Advisors

Quadrant Capital Advisors is the exclusive investment adviser to the family of Julio Mario Santo Domingo. Similar to Patrinvest and Joh. A. Benckiser, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.

8.5.                           Social aspects of the Offer

The Offeror does not expect that there will be any material adverse social consequences for the employees of the Offeror as a direct result of the Offer.

9.                                     FURTHER INFORMATION PURSUANT TO THE DECREE

9.1.                           Further information with respect to the Offeror

In addition to the other statements set out in this Offer Memorandum, the Offeror hereby declares as follows:

(a)                                With due observance of, and without prejudice to, the restrictions referred to in Sections 2 (Restrictions) and 3 (Important information), the Offer concerns all Shares and applies on an equal basis to all Shares and Shareholders.

(b)                                The costs of Offeror’s fees of legal advisers, financial advisers, accountants and communications advisers incurred and expected to be incurred in relation to the Offer amount to approximately EUR 30 million. These costs will be borne by Acorn Holdings.

9.2.                           Further information with respect to DEMB

In addition to the other statements set out in this Offer Memorandum, DEMB hereby declares as follows:

(a)                                No securities issued by DEMB are held, no transactions or agreements in respect of securities issued by DEMB have been effected or have been concluded and no similar transactions have been effected in respect of securities issued by DEMB, by any member of the Board, nor by any of their spouses (echtgenoten), registered partners (geregistreerde partners), minor children (minderjarige kinderen) and any entities over which these members or other persons referred to have control (zeggenschap hebben in) within the meaning of Annex A, paragraph 2, sub-paragraph 5 and 6 of the Decree, other than as described in (i) Section 6.5.2 (Shares committed by members of the Board) and (ii) Section 6.6 (Overview of Shares and rights held by members of the Board).

(b)                        DEMB has no direct or indirect shareholding in the Offeror.

(c)                        The costs of DEMB’s fees of legal advisers, financial advisers, accountants and communications advisers incurred and expected to be incurred in relation to the Offer amount to approximately EUR 35 million. These costs will be borne by DEMB.

10.                              TAX ASPECTS OF THE OFFER

10.1.                    The Netherlands

10.1.1.          Introduction

The information set out below is a general summary of certain Dutch tax consequences in connection with (i) the disposal of the Shares under the Offer; and (ii) the Statutory Buy-Out or the Post-Closing Merger and Liquidation (for purposes of this Section 10.1 hereinafter collectively referred to as the “Post-Closing Restructuring”).

This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular Shareholder, who may be subject to special tax treatment under any applicable law, nor does this summary intend to be applicable in respect of all categories of Shareholders. The summary is based upon the tax laws of the Netherlands as in effect on the date of this Offer Memorandum, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities published on or before such date and now in effect. All references in this summary to the Netherlands and Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. All of the foregoing is subject to change, which could apply retroactively and could affect the continuing validity of this summary.

For Dutch tax purposes, a Shareholder may include an individual who, or an entity which, does not have the legal title of the Shares, but to whom nevertheless the Shares are attributed based either on such individual or entity holding a beneficial interest in the Shares or based on specific statutory provisions, including statutory provisions pursuant to which the Shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

As this is a general summary, Shareholders should consult their own tax advisers as to the Dutch or other tax consequences of (i) the disposal of the Shares under the Offer and (ii) the Post-Closing Restructuring, including, in particular, the application to their particular situations of the tax considerations discussed below.

The following summary does not address the tax consequences arising in any jurisdiction other than the Netherlands in connection with (i) the disposal of the Shares under the Offer and (ii) the Post-Closing Restructuring.

The description of taxation set out in following summary is not intended for any Shareholder, who:

(a)                                 is an individual and for whom the income or capital gains derived from the Shares are attributable to employment activities the income from which is taxable in the Netherlands;

(b)                                 holds, or is deemed to hold a Substantial Interest;

(c)                                  is an entity that is a resident of the Netherlands and that is, in whole or in part, not subject to or is exempt from Dutch corporate income tax;

(d)                                 is an entity for which the income or capital gains derived in respect of the Shares are exempt under the participation exemption (as set out in the Dutch Corporate Income Tax Act 1969); or

(e)                                  is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment Institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969.

Generally, a Shareholder will have a substantial interest in DEMB (“Substantial Interest”) if he holds, alone or in case a Shareholder is an individual together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, Shares representing 5% or more of the total issued and outstanding capital of DEMB (or the issued and outstanding capital of any class of its Shares), or rights to acquire Shares, whether or not already issued, that represent at any time 5% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its Shares) or the ownership of certain profit-participating certificates that relate to 5% or more of the annual profit or to 5% or more of the liquidation proceeds of DEMB. A Shareholder will also have a Substantial Interest in DEMB, if certain relatives of that Shareholder or of his partner have a Substantial Interest in DEMB. If a Shareholder does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

The Offer

10.1.2.          Dutch dividend withholding tax

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Offer.

10.1.3.          Corporate income tax and individual income tax

(A)                               Residents of the Netherlands

Individuals

A Shareholder who is, or who is deemed to be, a resident of the Netherlands (a “Resident of the Netherlands”) and who is an individual, is subject to Dutch income tax on the gains realized upon the disposal of the Shares under the Offer at progressive rates (up to 52%; rate for 2013) if:

(a)                                 the holder has an enterprise or a co-entitlement to the net worth of an enterprise (other than as an entrepreneur or a shareholder), to which enterprise the Shares are attributable; or

(b)                                 such gains are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden), which include the performance of activities with respect to Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (lucratief belang).

If conditions (a) and (b) above do not apply, any holder of Shares who is an individual and who is a Resident of the Netherlands will be subject to Dutch income tax on a deemed return regardless of the actual results realized upon the disposal of the Shares under the Offer. This deemed return has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including the Shares) less the fair market value of certain qualifying liabilities held by such an individual, both determined on 1 January of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2013).

Entities

A Resident of the Netherlands who is an entity and who holds Shares will generally be subject to Dutch corporate income tax with respect to the gains realized upon the disposal of the Shares under the Offer. The Dutch corporate income tax rate is 20% for the first EUR 200,000 of taxable income and 25% for taxable income exceeding EUR 200,000 (rates applicable for 2013).

(B)                               Non-Residents of the Netherlands

A Shareholder, who is not, nor deemed to be, a resident of the Netherlands for the purposes of Dutch taxation (a “Non-Resident of the Netherlands”), is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax, as described in Section 10.1) with respect to the results realized upon the disposal of the Shares under the Offer, provided that:

(a)                                 if he is an individual, such Non-Resident of the Netherlands does not opt to be taxed as a Resident of the Netherlands for the purposes of Dutch taxation;

(b)                                 such Non-Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are attributable or deemed attributable;

(c)                                  in the case of a Non-Resident of the Netherlands who is an individual, the results realized by such individual in respect of the disposal of the Shares under the Offer, are not taxable as benefits from “miscellaneous activities” in the Netherlands (resultaat uit overige werkzaamheden in Nederland), which include the performance of activities with respect to Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (lucratief belang);

(d)                                 in the case of a Non-Resident of the Netherlands who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Shares are attributable; and

(e)                                  in the case of a Non-Resident of the Netherlands who is an entity, such entity is not entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities, to which enterprise the Shares are attributable.

Post-Closing Merger and Liquidation

10.1.4.          Possible restructuring measures

Following Settlement, the Offeror may, in accordance with the Merger Protocol, implement (or cause to be implemented) restructuring measures, including, but not limited to: (i) a Statutory Buy-Out (see Section 6.9.5); (ii) a Post-Closing Merger and Liquidation (see Section 6.9.4); or (iii) any of the other Post-Closing Restructuring Measures (see Section 6.8.5), in each case in accordance with all applicable laws, rules and regulations in all applicable jurisdictions regarding the transactions underlying such Statutory Buy-Out, Post-Closing Merger and Liquidation or any of the Post-Closing Restructuring Measures, and Dutch law in general.

See below for a non-exhaustive description of certain Dutch tax consequences of the Post-Closing Restructuring for the then-existing minority Shareholders of DEMB and the New Oak Shareholders.

10.1.5.          Statutory Buy-out

(A)                               Dividend withholding tax consequences Statutory Buy-out

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-out.

(B)                               Corporate income tax and individual income tax consequences Statutory Buy-out

The Dutch corporate income tax and individual income tax consequences of the disposal of the Shares by means of a Statutory Buy-Out are the same as for the disposal of the Shares under the Offer; see Section 10.1.3 (Corporate income tax and individual income tax).

10.1.6.          Post-Closing Merger and Liquidation

In the event that the Legal Merger is effected, the then-existing minority Shareholders will by operation of law become New Oak Shareholder. Subsequently, New Oak and the Offeror will effect the Share Sale. Following completion of the Share Sale, New Oak will be dissolved (ontbonden) and liquidated (vereffend) in accordance with section 2:19 of the Dutch Civil Code (Reference is made to Section Section 6.9.4 (Post-Closing Merger and Liquidation) for a more detailed description). The following is a general summary of certain Dutch tax consequences in connection with the Legal Merger and the Liquidation.

(A)                               Dividend withholding tax consequences Post-Closing Merger and Liquidation

Withholding requirement

No Dutch dividend withholding tax (dividendbelasting) is due (i) upon a disposal of the Shares under the Legal Merger; or (ii) in respect of the shares received in New Oak as a result of the Legal Merger (the “New Oak Shares”).

The distribution by New Oak of the advance liquidation distribution and, if applicable, the final liquidation distribution, to the New Oak Shareholders resulting in the payment of an amount equal to the Offer Price per share in the capital of New Oak held by a New Oak Shareholder (the “Liquidation Distribution”), would generally be subject to 15% Dutch dividend withholding tax to the extent the Liquidation Distribution per New Oak Share exceeds the average paid-in capital (as recognized for Dutch dividend withholding tax purposes) of such New Oak Shares.

Under the settlement agreement with the Dutch tax authorities, dated 28 June 2012, and confirmed by DEMB by letter of 27 July 2012, the average paid-in capital (as recognized for Dutch dividend withholding tax purposes) per DEMB Share is EUR 9.591 (the “DEMB Recognized Paid-in Capital”). In order to have certainty in advance that the DEMB Recognised Paid-in Capital may, pursuant to section 3a of the Dutch Dividend Withholding Tax Act 1965, be transferred to New Oak under the Legal Merger, a tax ruling has been sought from the Dutch tax authorities. In a tax ruling dated 30 May 2013 (the “Tax Ruling”), the Dutch tax authorities have confirmed that the DEMB Recognised Paid-in Capital may indeed be transferred to New Oak as a result of the Legal Merger and that this will result in the creation of an average paid-in capital (as recognized for Dutch dividend withholding tax purposes) per New Oak Share of EUR 9.591.

On the basis of the Tax Ruling, generally the amount of Dutch dividend withholding tax in respect of the Liquidation Distribution per New Oak Share would be approximately EUR 0.436 per New Oak share (15% of EUR 2.909, being the excess of the Liquidation Distribution per New Oak Share in the amount of the Offer Price of EUR 12.50 over the average paid-in capital as recognized for Dutch dividend withholding tax purposes of EUR 9.591 per New Oak Share), which is approximately 3.5% of the Offer Price.

Residents of the Netherlands

A Resident of the Netherlands who holds New Oak Shares, can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such Resident of the Netherlands is not considered to be the beneficial owner of the dividends. A holder of New Oak Shares, who is the recipient of dividends (the “Recipient”) will amongst others not be considered the beneficial owner of the dividends if, as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends, whereby such person retains, directly or indirectly, an interest in New Oak Shares on which the dividends were paid and the person who retains, directly or indirectly, an interest in the New Oak Shares on which the dividends were paid, is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

Non-Residents of the Netherlands

A Non-Resident of the Netherlands who holds New Oak Shares and who is considered to be a resident of (a) Aruba, Curacao or St. Maarten under the provisions of the Tax Convention for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk); (b) Bonaire, St. Eustatius or Saba under the provisions of the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland); or who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such New Oak Shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of the Netherlands, the Tax Regulation for the country of the Netherlands, or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident of another EU member state, provided that the following tests are satisfied:

(a)                                 the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Liechtenstein, Iceland and Norway), according to the tax laws of such state;

(b)                                 the entity at the time of the distribution has an interest in New Oak to which the participation exemption as meant in section 13 of the Dutch Corporate Income Tax Act 1969 or to which the participation credit as meant in section 13aa of the Dutch Corporate Income Tax Act 1969 would have been applicable, had such entity been a tax resident of the Netherlands;

(c)                                  the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

(d)                                 the entity is, in its state of residence, not considered to be resident outside the member states of the European Union or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident New Oak Shareholder, such New Oak Shareholder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the Liquidation Distribution.

Furthermore, certain entities that are resident in (a) another EU member state; (b) a designated state that is a party to the Agreement on the European Economic Area (currently Liechtenstein, Iceland and Norway); or (c) provided that such entity holds the New Oak Shares as portfolio investment (i.e. such ordinary shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such New Oak Shareholder and New Oak and such New Oak Shares do not allow such New Oak Shareholder to participate effectively in the management or control of New Oak), in a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

(a)                                such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

(b)                                 such entity can be considered to be the beneficial owner of the Liquidation Distribution;

(c)                                  such entity does not perform a similar function to that of a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969; and

(d)                                 certain administrative conditions are met.

The concept of Dividend Stripping, described above, will also be applied to determine whether a Non-Resident of the Netherlands may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax.

(B)                               Corporate income tax and individual income tax consequences Post-Closing Merger and Liquidation

Legal Merger

The Dutch corporate income tax and individual income tax consequences of the disposal of the Shares as a result of the Legal Merger are in principle the same as for the disposal of the Shares under the Offer; see Section 10.1.3 (Corporate income tax and individual income tax).

Roll-over relief

The Dutch corporate income tax or individual income tax in respect of gains realized by a Shareholder upon the disposal of the Shares as a result of the Legal Merger (excluding taxation in respect of any consideration received as a result of the Legal Merger that does not consist of the New Oak Shares) may be deferred in the following situations:

(a)                                 The Legal Merger satisfies the requirements set out in section 3.57 of the Dutch Income Tax Act 2001; and the Shareholder records the New Oak Shares received pursuant to the Legal Merger at the same tax book value as the Shares at the moment immediately preceding the Legal Merger.

(b)                      The requirements developed in the case law of the Dutch Supreme Court regarding the income tax free exchange of certain assets (ruilarresten) are met.

Each Shareholder needs to assess for itself whether these requirements are satisfied. Whether or not a Shareholder claims the benefits of the exemption is at its own discretion.

Liquidation

The Dutch corporate income tax and individual income tax consequences of the Liquidation Distribution are in principle the same as for the disposal of the Shares under the Offer; see Section 10.1.3 (Corporate income tax and individual income tax), where each reference to ‘Shares’ and ‘gains realized upon the disposal of the Shares’ should be read as a reference to the ‘New Oak Shares’ and ‘Liquidation Distribution’, respectively. For the possibility for Residents to credit dividend withholding tax against Dutch income tax or Dutch corporate income tax, see Section 10.1.6(A).

10.1.7.          Value-added tax

No Dutch value added tax (omzetbelasting) will be payable in relation to the disposal of Shares under the Offer or the Post-Closing Restructuring.

10.1.8.          Other taxes and duties

No Dutch capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands in respect of or in connection with the Offer or the Post-Closing Restructuring.

10.2.                    United States of America

10.2.1.          Introduction

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, YOU ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF UNITED STATES FEDERAL INCOME TAX ISSUES CONTAINED HEREIN (I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY SHAREHOLDER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of United States federal income tax consequences of the Offer to U.S.

Shareholders whose Shares are tendered and accepted for payment under the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court.

This summary is limited to U.S. Shareholders (as defined below) who hold Shares as capital assets (generally, property held for investment purposes). In addition, this summary does not address tax considerations that may be applicable to a U.S. Shareholder’s particular circumstances or to U.S.

Shareholders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, shareholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations), persons that own or have owned more than five percent of any class of shares by vote or by value (whether actually or constructively), persons that have a functional currency other than the U.S. dollar, dissenting shareholders or U.S. Shareholders who acquired Shares in connection with stock options, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of restricted stock, holders of options to purchase Shares or holders of restricted stock units. This summary assumes that DEMB is not a “passive foreign investment company” for U.S. federal income tax purposes. In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or non-U.S. tax consequences, of the Offer.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisers regarding the specific United States federal income tax consequences to them of the Offer.

10.2.2.          Sale of the Shares

(A)                               Sale Under the Offer

The sale of Shares by U.S. Shareholders under the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Shareholder who receives cash in exchange for Shares in connection with the Offer generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s adjusted tax basis in such Shares. For purposes of calculating such gain or loss, the amount of any euros received by a U.S. Shareholder generally will be translated into U.S. dollars using the spot rate of exchange on the date the Offer is consummated. Any such gain or loss generally should be long-term capital gain or loss if the holding period for the Shares exceeded one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer.

A U.S. Shareholder’s adjusted tax basis in a Share generally will equal the amount paid for such

Share. In the case of a Share purchased with foreign currency, the amount paid for such Share will be the U.S. dollar value of the foreign currency paid on the date of purchase. In the case of a Share that is traded on an established securities market, a cash basis U.S. Shareholder (and, if it so elects, an accrual basis U.S. Shareholder) determines the U.S. dollar value of the amount paid for such Share by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

(B)                               Statutory Buy-out, Legal Merger or other Post-Closing Restructuring Measures

For U.S. federal income tax purposes, the Statutory Buy-Out or Post-Closing Merger and Liquidation should generally be a taxable transaction with respect to a Shareholder who receives cash in exchange for all of its Shares in the same manner as described above under “Sale Under the Offer.” In the case of the Post-Closing Merger and Liquidation, the application of foreign tax credit rules is extremely complicated and it is unclear whether any foreign tax credits may be available to any Shareholder subject to Dutch withholding tax imposed on the Liquidation Distribution (as discussed in Section 10.1.6(A) (Dividend withholding tax consequences Post-Closing Merger and Liquidation). Shareholders should consult their own tax advisors with respect to the potential U.S. federal income tax consequences of the Statutory Buy-Out or Post-Closing Merger and Liquidation, including with respect to the availability of foreign tax credits.

The U.S. federal income tax consequences of any other Post-Closing Restructuring Measure will depend on the exact manner in which the transaction is carried out, which has not yet been determined. However, if a Shareholder receives cash in exchange for all of the Shares that it holds, such transaction generally should be taxable in the same manner as described above under “Sale Under the Offer”. Because the terms of such a transaction are not yet determined, however, Shareholders should consult their own tax advisers for advice with respect to the potential tax consequences of any of these transactions, including with respect to the availability of foreign tax credits and other U.S. federal income tax consequences with respect to any Dutch taxes imposed in connection with any such Post-Closing Restructuring Measure.

11.                              PRESS RELEASES

11.1.                    Press release of DEMB, dated 28 March 2013

Press Release

D.E MASTER BLENDERS 1753 in negotiations with Joh. A. Benckiser on potential public offer for D.E MASTER BLENDERS 1753

Amsterdam, March 28, 2013 — D.E MASTER BLENDERS 1753 (“the Company”) announces that it is negotiating a possible public offer for all issued and outstanding ordinary shares in D.E MASTER BLENDERS 1753 by a Joh. A. Benckiser led investor group (“JAB”).

D.E MASTER BLENDERS 1753 announces that it was approached by JAB regarding a potential public offer for all the Company’s issued and outstanding ordinary shares. The price per ordinary D.E MASTER BLENDERS 1753 share currently indicated by JAB is € 12.75 (cum dividend) on a fully diluted basis, subject to the satisfactory outcome of due diligence, agreement on the transaction terms, corporate and other approvals, and certain pre-offer and offer conditions being fulfilled.

The Company’s Board has, on the basis of JAB’s non-binding proposal, agreed to allow JAB and its advisers to conduct due diligence. This due diligence is pending. The negotiations are in an early stage. At this time it is uncertain whether the negotiations with JAB will result in a conditional agreement on a potential full public offer for all issued and outstanding ordinary shares in D.E MASTER BLENDERS 1753 by JAB and, if so, at what price and under which conditions.

Consistent with its fiduciary duty, the Board of D.E MASTER BLENDERS 1753 is carefully evaluating JAB’s non-binding proposal. With respect to the decision making, the Company’s Board will give due consideration to a proper decision making process, which includes avoiding any (potential) conflict of interest by executives, and in its decision making will take the interests of all stakeholders, including the shareholders, into full consideration.

Further announcements will be made if and when required.

Joh. A. Benckiser comprises a privately-owned affiliated group of companies focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The JAB-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee, a specialty retailer of high-quality premium coffee products, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E MASTER BLENDERS 1753 N.V., an international coffee and tea company. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

This is a public announcement by D.E MASTER BLENDERS 1753 pursuant to Section 5:25i, paragraph 2 of the Dutch Financial Supervision Act (Wet op het Financieel Toezicht). This public announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in the

Company and is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, the United States, Canada, or Japan.

# # #

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

11.2.                    Joint press release of DEMB and the Offeror, dated 12 April 2013

This is a joint press release by D.E MASTER BLENDERS 1753 N.V. and Oak Leaf B.V. pursuant to the provisions of Section 5, paragraph 1 and Section 7, paragraph 4 of the Netherlands Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solictation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. As more fully described below under “Important Information for Shareholders”, any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, Canada and Japan.

Press Release

Joh. A. Benckiser-led investor group intends to make a recommended cash offer of € 12.50 per ordinary share of D.E MASTER BLENDERS 1753

Transaction highlights

•                      Investor group led by JAB and DEMB have reached conditional agreement on a recommended full public offer for D.E MASTER BLENDERS 1753 of € 12.50 (cum dividend) in cash per ordinary share

•                      The Offer price represents a 36% premium to D.E MASTER BLENDERS 1753’s volume-weighted average closing price for the 3 months up to and including March 27, 2013

•                      The Board of D.E MASTER BLENDERS 1753 fully supports and unanimously recommends the Offer

•                      The JAB led investor group considers D.E MASTER BLENDERS 1753 the ideal platform for organic growth and acquisitions in the fast-moving consumer goods coffee and tea sector

•                      JAB underlines DEMB’s strategy to invest in product quality, innovation and key brands to drive above average industry growth

•                      Identity of D.E MASTER BLENDERS 1753 maintained:

•                                          Company’s headquarters and global R&D center to remain in the Netherlands

•                                          All manufacturing facilities in the Netherlands remain operational

•                      Committed financing in place

Amsterdam / Haarlem, April 12, 2013 — Oak Leaf B.V. (the “Offeror”), a newly incorporated company that is wholly owned by a Joh. A. Benckiser (“JAB”) led investor group (the “JAB Investor Group”) and D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS 1753”, “DEMB” or the “Company”) jointly announce that they have reached conditional agreement in connection with a public offer by the Offeror for all issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 at an offer price of € 12.50 (cum dividend) in cash for each D.E MASTER BLENDERS 1753 ordinary share (on a fully diluted basis), subject to customary conditions (the “Offer”).

Commenting on the proposed offer, Norman Sorensen, non-executive Chairman of the Board of D.E MASTER BLENDERS 1753 said: “After having carefully and diligently assessed JAB’s offer, resulting in today’s intended offer, the Board fully supports and unanimously recommends this offer to the shareholders for acceptance. The offer price is a clear reflection of the value DEMB represents. The fact that JAB will use DEMB as a platform for further growth and has guaranteed to keep its headquarters, R&D and major production sites in the Netherlands, gives the Board confidence that this offer is in the best interest of employees, shareholders and all other stakeholders.”

Commenting on the proposed offer, Jan Bennink, interim CEO of D.E MASTER BLENDERS 1753 said: “About two years ago, we set out to create a leading pure play coffee and tea company, spinning off from Sara Lee with an ambitious strategy for growth. Today’s announcement confirms the value of what has been achieved to-date and the high potential of the platform we have built for the future. JAB’s intended offer is testimony to the strength of DEMB’s brands, their leading market positions and the promising strategy and innovation pipeline the company has developed. Within the proposed new ownership structure, DEMB will be central to the creation of one of the world’s leading coffee and tea companies. This will provide additional opportunities to expand our product portfolio enhance our competitive position and create new opportunities for our employees. This combination of benefits and opportunities presents a very attractive proposition for all of our stakeholders, including our employees and shareholders.”

Commenting today, Bart Becht, Chairman of Joh. A. Benckiser said: “We are extremely pleased with our intended offer to acquire D.E MASTER BLENDERS 1753. We believe DEMB has a very strong management team, fantastic brands and enormous expertise and potential in the coffee and tea categories. JAB and its partners intend to use DEMB as their platform for both organic growth as well as acquisitions in the fast moving consumer goods coffee and tea categories. JAB is very happy with management’s current strategy of investing in the quality and innovation of DEMB’s key brands, to drive above industry average growth. While JAB and its partners will be active shareholders, DEMB will be managed by a dedicated management team, as JAB as a matter of policy and practice does not involve itself in running the operations in its companies. We will look forward to working with DEMB’s management and employees to achieve a smooth transition of the company to its new owners. As part of this JAB has given a firm commitment to keep DEMB’s HQ, R&D and plant facilities in the Netherlands.”

Strategic rationale

The intended Offer is driven by the significant growth opportunities JAB and its partners see in the global coffee and tea category and the strategy D.E MASTER BLENDERS 1753 has set out to become a leading pure play coffee and tea company. Following a strategic review of the coffee and tea categories earlier this year, the Offeror has concluded that DEMB represents an ideal platform to grow in these fast moving categories. The JAB Investor Group members share a similar philosophy of long-term investments in premium quality consumer brand companies. D.E MASTER BLENDERS 1753 will therefore act as the growth platform for further growth organically and through acquisitions in the fast moving consumer goods coffee and tea sector. In line with management’s current strategy, the JAB Investor Group believes D.E MASTER BLENDERS 1753 can drive above industry average growth by investing in product quality and innovation of the Company’s key brands.

D.E MASTER BLENDERS 1753 will continue to be a separate legal entity. Headquarters, including the relevant head office functions and the Company’s center of management will remain in Amsterdam, the Netherlands. The Company’s global R&D center will also remain in the Netherlands. In addition, the Offeror will keep all of the Company’s manufacturing facilities that are currently in the Netherlands operational.

Financing of the Offer

The intended Offer values 100% of the issued and outstanding DEMB shares at approximately € 7.5 bn (on a fully diluted basis). The Offeror will finance the intended Offer through a combination of approximately € 3 bn of debt and approximately € 4.9 bn of equity. In this respect, the Offeror has, subject to customary conditions, secured fully committed debt financing from its arrangers Banc of America Securities Limited, Citibank, N.A., London Branch, Rabobank International and Morgan Stanley Bank International Limited, and has entered into binding documentation with such arrangers.

In addition, the Offeror has secured fully committed equity financing from the JAB Investor Group members JAB Forest B.V., BDT Oak Acquisition Vehicle, L.P. (an investor group led by BDT Capital Partners), Société Familiale d’Investissements S.A. and entities advised by Quadrant Capital Advisors, Inc., and has entered into binding equity commitment letters with such members or their affiliates.

Irrevocable commitments have been obtained from all holders of the US Private Placement notes issued by D.E MASTER BLENDERS 1753 ‘s wholly-owned subsidiary DE US, Inc. (“USPP”) to transfer such notes to an affiliate of the Company subject to settlement of the Offer, following which these USPP notes shall be cancelled.

Full support and unanimous recommendation from the Board of D.E MASTER BLENDERS 1753

Since the initial expression of interest from JAB, a transaction committee consisting of Norman Sorensen and Rob Zwartendijk (both non-executive members of the Board of D.E MASTER BLENDERS 1753 (the “Board”), Jan Bennink (interim CEO), Michel Cup (CFO), Tom Hansson (Head of Strategy) and Onno van Klinken (General Counsel and Corporate Secretary) was formed and, together with all key external professional financial and legal advisers, they have conducted conference calls and meetings on a very frequent basis to discuss the intended Offer. The Board has held various meetings with and without the executive Board member or members of the executive committee being present. The decision to enter into the conditional agreement for the intended Offer was made by the full Board after ample deliberation including consultation with its key advisers.

After due and careful consideration, the Board believes that this intended Offer provides a fair price to the shareholders and is in the best interests of the Company and all its stakeholders. Each of Lazard B.V. and Goldman Sachs International has issued a fairness opinion to the Board to the effect that, as of 12 April 2013 and based upon and subject to the factors and assumptions set forth in their respective opinions, the intended Offer price of € 12.50 in cash per ordinary share is fair from a financial point of view to the shareholders of D.E MASTER BLENDERS 1753 (other than the investor group and their respective affiliates). With reference to the above, the Board has agreed to fully support and unanimously recommend the intended Offer for acceptance to the shareholders of D.E MASTER BLENDERS 1753.

Irrevocable commitments

Shares previously accumulated by an affiliate of JAB amounting to a 15.05% stake in the outstanding ordinary shares in D.E MASTER BLENDERS 1753 have been irrevocably committed to the Offeror. Furthermore, the individual Board members holding shares in D.E MASTER BLENDERS 1753 will tender all their shares under the Offer.

Employees and corporate governance

The Offeror recognizes that D.E MASTER BLENDERS 1753’s employees will play a pivotal role in the future of the Company and they will be treated accordingly. Current employee consultation procedures, such as the works council established at the level of Koninklijke Douwe Egberts B.V., will be respected. Furthermore, all existing rights and benefits of the Company’s employees, including pension rights, will be respected.

D.E MASTER BLENDERS 1753 will maintain its commitment to sustainable development and sustainable sourcing. The Douwe Egberts Foundation (or its successor) and its activities will remain, in form and substance, intact.

The Company will maintain its current one-tier board structure, with executive and non-executive members. After successful completion of the Offer, the proposed Board will include Bart Becht (Chairman), Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott and Alejandro Santo Domingo as non-executive members. The Company’s management will be represented on the Board by Michel Cup (CFO) and the new CEO to be appointed.

The Board has negotiated that, after the Offer, D.E MASTER BLENDERS 1753 will remain properly financed to safeguard business continuity.

Enforcement of certain non-financial commitments is provided for via the supervisory board of Koninklijke Douwe Egberts B.V.

Pre-Offer and Offer conditions

The commencement of the intended Offer is subject to the satisfaction or waiver of pre-Offer conditions customary for a transaction of this kind, including:

(i)                                     the required works council consultation procedures and other employee related notification procedures having been completed with respect to the Offer and the financing thereof,

(ii)                                  clearance of the Offer Memorandum, Schedule TO and Schedule 14D-9 (collectively the “Offer Memorandum”) by the competent authorities,

(iii)                               no revocation or change of the recommendation by the Board,

(iv)                              the members of the Board shall not have taken any action that frustrates the Offer,

(v)                                 no public announcement of a superior offer or mandatory offer by a third party,

(vi)                              no material breach of the merger protocol having occurred,

(vii)                           the USPP tender agreements with the holders of the Company’s USPP notes shall be in full force and effect,

(viii)                        the supervisory board of Koninklijke Douwe Egberts B.V. having approved the financing of the Offer,

(ix)                              no material adverse change having occurred,

(x)                                 no notification having been received from the Netherlands Authority for the Financial Markets (the “AFM”) that preparations of the Offer are in breach of the offer rules, and

(xi)                              no order, stay, judgment, decree or suit having been issued or initiated by a governmental authority prohibiting or materially delaying the transaction.

If and when made, the consummation of the Offer will be subject to the satisfaction or waiver of the following Offer conditions:

(i)                                     a minimum acceptance of 95% of the D.E MASTER BLENDERS 1753 issued and outstanding ordinary shares on a fully diluted basis,

(ii)                                  relevant competition clearances for the Offer having been obtained,

(iii)                               no revocation or change of the recommendation by the Board,

(iv)                              the members of the Board shall not have taken any action that frustrates the Offer,

(v)                                 the EGM (as defined below) of the Company having adopted certain resolutions,

(vi)                              no material breach of the merger protocol having occurred,

(vii)                           the USPP tender agreements with the holders of the Company’s USPP notes being in full force and effect,

(viii)                        the supervisory board of Koninklijke Douwe Egberts B.V. not having revoked its approval of the financing of the Offer,

(ix)                              no material adverse change having occurred,

(x)                                 no notification having been received from the AFM that preparations of the Offer are in breach of the offer rules, and (xi) no order, stay, judgment, decree or suit having been issued or initiated by a governmental authority prohibiting or materially delaying the transaction.

The Offeror can waive the Offer condition of 95% acceptance of the D.E MASTER BLENDERS 1753 ordinary shares, unless the acceptance level is below 66.67% in which latter event prior approval of D.E MASTER BLENDERS 1753 is required.

Superior Offer

The Offeror and D.E MASTER BLENDERS 1753 may terminate the merger protocol in the event of a written and binding unsolicited proposal by a bona fide third party involving a public offer for all of the shares, a sale of all or substantially all of the Company’s business or any other transaction that could result in a change of control of the Company or of all or substantially all of the Company’s business, which, in either case, in the reasonable opinion of the Board, after having considered advice of the Company’s outside counsel and financial advisers and observing its obligations under Dutch law, is more beneficial to the Company and its stakeholders than the Offer as contemplated in the merger protocol, taking into account all economic and non-economic terms and conditions of such proposal, including expected timing, the nature and amount of consideration for the shares, and the likelihood of consummation, provided that the consideration per share exceeds the Offer price by 7.5% (a “Superior Offer”).

In the event of a Superior Offer, the Offeror will be given the opportunity to match such offer, in which case the merger protocol may not be terminated by D.E MASTER BLENDERS 1753.

D.E MASTER BLENDERS 1753 has entered into customary undertakings not to solicit third party offers. On termination of the merger protocol on account of a Superior Offer, a material breach of the merger protocol by DEMB, or a revocation or change of the recommendation of the Board other than in accordance with the merger protocol, DEMB will forfeit a termination fee to the Offeror equal to € 50 mln.

On termination of the merger protocol because of the condition relating to competition clearance not being satisfied or waived, a material breach of the merger protocol by the Offeror or due to a lack of debt financing despite the fulfillment of the Offeror’s obligation to obtain such debt financing, the Offeror will forfeit a reverse termination fee to D.E MASTER BLENDERS 1753 equal to € 150 mln.

Next steps

The Offeror and D.E MASTER BLENDERS 1753 will seek to obtain all the necessary approvals and competition clearances as soon as practicable. The required advice and consultation procedures with the relevant works councils and unions will be commenced expeditiously.

The Offeror intends to launch the intended Offer as soon as practically possible and in accordance with the applicable statutory timetable and other requirements. The Offer Memorandum is expected to be published and the Offer is expected to commence in the second quarter of calendar year 2013. D.E MASTER BLENDERS 1753 will hold an informative Extraordinary General Meeting of Shareholders at least 6 business days before closing of the offer period in accordance with Section 18, paragraph 1 of the Decree (the “EGM”).

In view of this announcement, the extraordinary general meeting of shareholders of D.E MASTER BLENDERS 1753 that was convened for Wednesday April 17, 2013 is cancelled.

Advisers

Lazard is acting as lead financial adviser to D.E MASTER BLENDERS 1753 in connection with the Offer; Goldman Sachs International and JP Morgan are also financial advisers to D.E MASTER BLENDERS 1753. Allen & Overy LLP and De Brauw Blackstone Westbroek N.V. are acting as legal counsel to DEMB.

Leonardo & Co. B.V., BDT & Company, LLC, Bank of America Merrill Lynch and Rabobank/Rothschild are acting as financial advisers to the Offeror. Citigroup Global Markets, Inc. and Morgan Stanley & Co. International plc are acting as financial advisers to JAB. BDT & Company, LLC also acted as equity placement agent for the Offeror. Stibbe N.V. and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to JAB.

For more information

D.E MASTER BLENDERS 1753

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Sabine Post	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important Information for Shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the Offer Memorandum, which is expected to be published in the second quarter of calendar year 2013. The Offer Memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the Offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by D.E MASTER BLENDERS 1753 by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, The Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries, including without limitation Canada and Japan, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and D.E MASTER BLENDERS 1753 disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor D.E MASTER BLENDERS 1753, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any D.E MASTER BLENDERS 1753 shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. This announcement is not to be published or distributed in or to Canada and Japan.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and D.E MASTER BLENDERS 1753 believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the Company’s control, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of D.E MASTER BLENDERS

1753 N.V. to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in D.E MASTER BLENDERS 1753’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor D.E MASTER BLENDERS 1753, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

# # #

About Joh. A. Benckiser

Joh. A. Benckiser comprises a privately-owned affiliated group of companies focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The JAB-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About Société Familiale d’Investissements S.A.

Société Familiale d’Investissements S.A. is an affiliate of Patrinvest SCA. Patrinvest SCA holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies. Their investment philosophy is compatible with JAB’s: the family is very focused on the long term and has a wealth of experience in the branded consumer goods sector.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. Through its advisory business, BDT & Company works with family businesses to pursue their long-term strategic and financial objectives.

About Quadrant Capital Advisors, Inc.

Quadrant Capital Advisors is the exclusive investment advisor to the family of Julio Mario Santo Domingo. Similar to Patrinvest and JAB, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

11.3.                    Joint press release of DEMB and the Offeror, dated 10 May 2013

This is a joint press release by Oak Leaf B.V. and D.E Master Blenders 1753 N.V. pursuant to the provisions of Section 7, paragraph 1 sub a of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E Master Blenders 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E Master Blenders 1753 N.V. Any offer will be made only by means of an offer memorandum.

Press Release

Update intended offer by Joh. A. Benckiser-led investor group for D.E MASTER BLENDERS 1753

Amsterdam / Haarlem, May 10, 2013 — Reference is made to the joint press release by Oak Leaf B.V. (the “Offeror”), a newly incorporated company that is wholly owned by a Joh. A. Benckiser (“JAB”) led investor group, and D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS 1753”) dated 12 April 2013 in respect of the intended public cash offer for all issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 at an offer price of € 12.50 (cum dividend) for each D.E MASTER BLENDERS 1753 ordinary share (on a fully diluted basis), subject to customary conditions (the “Offer”).

Pursuant to the provisions of Section 7, paragraph 1 sub a of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) requiring a public announcement within four weeks following the announcement of an intended public offer to provide a status update, the Offeror and D.E MASTER BLENDERS 1753 provide the following joint update.

The Offeror and D.E MASTER BLENDERS 1753 confirm that the companies are making good progress on the preparations for the Offer. The Offeror expects to submit a request for review and approval of its offer memorandum with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, “AFM”) shortly but in any event by July 5, 2013, which is the date by which under Dutch law a request for approval must be submitted to the AFM. The U.S. Securities and Exchange Commission (the “SEC”) will also have an opportunity to review the offer memorandum.

D.E MASTER BLENDERS 1753

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Sabine Post	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important information for D.E MASTER BLENDERS 1753 shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the offer memorandum, which is expected to be published in June 2013. The offer memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the issued and outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and D.E MASTER BLENDERS 1753 will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed or furnished by the Offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by D.E MASTER BLENDERS 1753 by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, the Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and D.E MASTER BLENDERS 1753 disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor D.E MASTER BLENDERS 1753, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any D.E MASTER BLENDERS 1753 shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and D.E MASTER BLENDERS 1753 believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the control of D.E MASTER BLENDERS 1753, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of D.E MASTER BLENDERS 1753 to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in D.E MASTER BLENDERS 1753’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor D.E MASTER BLENDERS 1753, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

About Joh. A. Benckiser

Joh. A. Benckiser comprises a privately-owned affiliated group of companies focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The JAB-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

11.4.                    Joint press release of DEMB and the Offeror, dated 6 June 2013

This is a joint press release by Oak Leaf B.V. and D.E MASTER BLENDERS 1753 N.V. pursuant to the provisions of Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Any offer will be made only by means of an offer memorandum.

Press Release

Update on the intended offer by Oak Leaf for D.E MASTER BLENDERS 1753

•                      Draft offer memorandum submitted to the SEC

•                      AFM’s review process of the draft offer memorandum currently underway

•                      Acceptance period of eight weeks under the Offer expected to commence shortly

•                      Works council has rendered positive advice for the Offer

•                      Committed financing is in place

•                      A post-closing merger and liquidation will be proposed to DEMB’s shareholders, which, if the conditions for such structure are satisfied, will increase deal certainty, reduce costs and lead to an increased efficiency of the DEMB group’s financing structure

•                      As a result of the proposed post-closing merger and liquidation, it is intended that each non-tendering DEMB shareholder will receive an advance liquidation distribution per DEMB share equal to the Offer Price, without interest and subject to withholding and other taxes

•                      DEMB extraordinary shareholders’ meeting is expected to be held on July 31, 2013

Amsterdam / Haarlem, June 6, 2013 — Reference is made to the joint press releases by Oak Leaf B.V. (the “Offeror”), a newly incorporated company that is wholly owned by Joh. A. Benckiser led investor group, and D.E MASTER BLENDERS 1753 N.V. (“DEMB”) dated April 12, 2013 and May 10, 2013 in respect of the intended public cash offer for all issued and outstanding ordinary shares in the capital of DEMB at an offer price of € 12.50 (cum dividend) (the “Offer Price”) for each DEMB ordinary share (on a fully diluted basis), subject to customary conditions (the “Offer”).

Offer timetable: review draft offer document currently underway

A draft of the offer memorandum has been submitted to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”), who has reviewed and commented on the draft. A revised draft of the offer memorandum, incorporating comments from the AFM, has been submitted to the U.S. Securities and Exchange Commission (the “SEC”) and the SEC’s review of the draft offer memorandum is currently underway. Following comments from the SEC, a revised and possibly final draft of the offer memorandum will be submitted to the AFM.

The Offeror intends to publish the offer memorandum with respect to the Offer shortly after obtaining approval from the AFM and will thereby formally commence the Offer.

As described in the draft offer memorandum, the Offeror will provide for an acceptance period (aanmeldingstermijn) of eight weeks.

Works council has rendered positive advice

The works council of Koninklijke Douwe Egberts B.V. (“KDE”) has rendered positive advice in respect of (i) the support, recommendation and execution by DEMB’s board of directors (the “Board”) of the Offer and (ii) the financing of the Offer, as well as any action required for the implementation of (i) and (ii).

The works council of KDE has also been requested to render its advice in respect of the unanimous support, recommendation and execution by the Board of the merger proposal with respect to the Legal Merger (as defined below) (the “Merger Proposal”). It is currently expected that this advice procedure will be completed before commencement of the Offer.

Merger clearance filings

On May 14, 2013, the Offeror submitted a merger notification with the European Commission. In addition, the Offeror made a filing with the Federal Antimonopoly Service of Russia on May 13, 2013. The Offeror and DEMB are confident that they will secure all relevant competition approvals before the end of the acceptance period.

Governance

The Offeror intends to nominate Michel Cup for appointment as executive member of the Board by DEMB’s Extraordinary General Meeting of Shareholders, which appointment shall become effective as per settlement of the Offer.

Post-Closing Merger and Liquidation

As further described in the draft offer memorandum, the Offeror and DEMB have agreed in principle to certain arrangements to facilitate the Offeror acquiring 100% of the shares of a legal successor of DEMB and full ownership of DEMB’s business (the “Post-Closing Merger and Liquidation”) as soon as practically possible after completion of the Offer and upon the fulfillment of certain conditions. As a result of the Post-Closing Merger and Liquidation, it is intended that each DEMB shareholder that did not accept the Offer will receive an advance liquidation distribution per DEMB share equal to the Offer Price, without interest and subject to withholding and other taxes.

The Post-Closing Merger and Liquidation will reduce costs and lead to an increased efficiency of the DEMB group’s financing structure and also increases the likelihood of the consummation of the Offer and allows DEMB’s shareholders to obtain cash for their shares without any action from their part.

As part of these arrangements, the Offeror and DEMB have agreed that DEMB will convene an Extraordinary General Meeting of Shareholders, including to discuss and vote on the Merger Proposal, subject to (i) the completion of any required works council advice procedures and (ii) the SEC either (a) having declared effective a registration statement relating to the Legal Merger under the U.S. Securities Act of 1933 or (b) having granted an exemption from such obligation.

If DEMB’s Extraordinary General Meeting of Shareholders votes in favor of the Legal Merger and, subsequently, the Offer is declared unconditional with an acceptance level that is less than the minimum acceptance of 95% of DEMB’s issued and outstanding ordinary shares on a fully diluted basis (the “Minimum Acceptance Condition”), the Offeror may resolve to continue to pursue the Post-Closing Merger and Liquidation.

The Offeror and DEMB have agreed that the Offeror will waive the Minimum Acceptance Condition, if (i) DEMB’s Extraordinary General Meeting of Shareholders has voted in favor of the Legal Merger and such resolution is in full force and effect, (ii) there is a minimum acceptance of 80% of the DEMB’s issued and outstanding ordinary shares on a fully diluted basis at the end of the acceptance period, (iii) the Offeror has obtained a waiver under the senior facilities agreement with respect to the Offer (the “SFA”) in accordance with the provisions of the SFA to waive the Minimum Acceptance Condition without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver) and (iv) nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of DEMB to Oak Sub B.V. (“Oak Sub”)).

In summary, the Post-Closing Merger and Liquidation consists of the following transaction steps:

•                      DEMB will merge and disappear into Oak Sub, an indirect wholly owned non-listed subsidiary of the Offeror. As part of this merger, the non-tendering Shareholders will receive shares in the capital of New Oak B.V. (“New Oak”), a direct wholly owned non-listed subsidiary of the Offeror and the sole shareholder of Oak Sub, on a share-for-share basis (the “Legal Merger”). As a consequence, DEMB will be delisted from Euronext Amsterdam.

•                      New Oak will sell and transfer the shares in Oak Sub to the Offeror against payment of the Offer Price multiplied by the total number of shares in the capital of New Oak, in the form of cash and a loan note.

•                      New Oak will be liquidated and it is intended that the cash consideration will be distributed by means of an advance liquidation distribution to the shareholders of New Oak, other than the Offeror, and the advance liquidation distribution to the Offeror will be set-off against the note.

•                      It is intended that the amount of the advance liquidation distribution per share in the capital of New Oak will be equal to the Offer Price, without interest and subject to withholding and other taxes.

On the basis of a tax ruling issued by the Dutch tax authorities, generally the amount of Dutch dividend withholding tax on the advance liquidation distribution would be approximately € 0.436 per New Oak share (15% of € 2.909 per New Oak share, being the excess of the advance liquidation distribution over the recognized average paid-in capital), which is approximately 3.5% of the Offer Price.

If the Offer is declared unconditional, DEMB’s shareholders will be able to tender their shares during a post-closing acceptance period (na-aanmeldingstermijn) of at least five business days and, as a result, avoid the consequences of the Post-Closing Merger and Liquidation.

If, immediately following the post-closing acceptance period, the Offeror and its affiliates, alone or together with DEMB, hold at least 95% of DEMB’s aggregated issued share capital on a fully diluted basis, the Offeror will not pursue the Post-Closing Merger and Liquidation, but will commence a statutory buy-out (uitkoopprocedure) in order to acquire the remaining DEMB shares not tendered and not held by the Offeror, its affiliates or DEMB.

Offer conditions

As further described in the draft offer memorandum, the consummation of the Offer will be subject to the satisfaction or waiver of the following Offer conditions:

(i)                                    the Minimum Acceptance Condition;

(ii)                                 relevant competition clearances for the Offer having been obtained;

(iii)                              no revocation or change of the recommendation by the Board;

(iv)                             the members of the Board shall not have taken any action that frustrates the Offer;

(v)                                DEMB’s Extraordinary General Meeting of Shareholders having adopted certain resolutions;

(vi)                             no material breach of the merger protocol having occurred;

(vii)                          the USPP tender agreements with the holders of DEMB’s USPP notes being in full force and effect;

(viii)                       the supervisory board of KDE not having revoked its approval of the financing of the Offer;

(ix)                             no material adverse change having occurred;

(x)                                no notification having been received from the AFM that preparations of the Offer are in breach of the offer rules; and

(xi)                             no order, stay, judgment, decree or suit having been issued or initiated by a governmental authority prohibiting or materially delaying the transaction.

Without prejudice to the Offeror’s obligation to waive the Minimum Acceptance Condition upon the fulfillment of certain conditions as described above, the Offeror may also waive the Minimum Acceptance Condition if the acceptance level is below 80%, unless the acceptance level is below 66.67% in which case prior approval of DEMB is required.

For more information

D.E MASTER BLENDERS 1753

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror

Contact	European Media: Hill+Knowlton	US Media: Abernathy McGregor
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important information for DEMB shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the offer memorandum, when finally published. The offer memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in DEMB. The public offer for the issued and outstanding ordinary shares of DEMB described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and DEMB will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the

Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed or furnished by the Offeror or filed or furnished by DEMB with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by DEMB by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, the Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and DEMB disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor DEMB, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any DEMB shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and DEMB believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the control of DEMB, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of DEMB to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in DEMB’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor DEMB, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

#    #    #

About the Offeror

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets.  The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries.  D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide.  For more information, please visit www.demasterblenders1753.com.

11.5.                    Joint press release of DEMB and the Offeror, dated 12 June 2013

This is a joint press release by Oak Leaf B.V. and D.E MASTER BLENDERS 1753 N.V. pursuant to the provisions of Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Any offer will be made only by means of an offer memorandum.

Press Release

Update on the intended offer by Oak Leaf for D.E MASTER BLENDERS 1753

All competition approvals obtained

Amsterdam / Haarlem, June 12, 2013 — Reference is made to the joint press releases by Oak Leaf B.V. (the Offeror), a newly incorporated company that is wholly owned by Joh. A. Benckiser led investor group, and D.E MASTER BLENDERS 1753 N.V. (DEMB) dated April 12, 2013, May 10, 2013 and June 6, 2013 in respect of the intended public cash offer for all issued and outstanding ordinary shares in the capital of DEMB at an offer price of € 12.50 (cum dividend) for each DEMB ordinary share (on a fully diluted basis), subject to customary conditions (the Offer).

The Offeror and DEMB jointly announce that the Offeror has obtained regulatory clearance from the European Commission and the Federal Antimonopoly Service of Russia in connection with the intended Offer.

For more information

D.E MASTER BLENDERS 1753

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important information for DEMB shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the offer memorandum, when finally published. The offer memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in DEMB. The public offer for the issued and outstanding ordinary shares of DEMB described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and DEMB will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed or furnished by the Offeror or filed or furnished by DEMB with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by DEMB by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, the Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and DEMB disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor DEMB, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any DEMB shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and DEMB believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the control of DEMB, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of DEMB to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in DEMB’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor DEMB, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

About the Offeror

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About DEMB

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in

both retail and out of home markets. DEMB holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

12.                              DUTCH SUMMARY

Dit Hoofdstuk 12 is de Nederlandse samenvatting van het Biedingsbericht dat is uitgegeven ter zake van het openbaar bod dat door de Bieder is uitgebracht op alle Aandelen in het met inachtneming van de voorwaarden zoals beschreven in het Biedingsbericht.

De gedefinieerde termen in dit Hoofdstuk 12 hebben de betekenis die daaraan is gegeven in Hoofdstuk 12.2 (Definities). Deze Nederlandse samenvatting maakt deel uit van het Biedingsbericht, maar vervangt dit niet. Deze Nederlandse samenvatting is niet volledig en bevat niet alle informatie die voor de Aandeelhouders van belang is om zich een afgewogen oordeel te kunnen vormen omtrent het Bod.

Het lezen van deze Nederlandse samenvatting mag derhalve niet worden beschouwd als een alternatief voor het bestuderen van het volledige Biedingsbericht. Aandeelhouders wordt geadviseerd het volledige Biedingsbericht zorgvuldig door te lezen en zo nodig onafhankelijk advies in te winnen teneinde een afgewogen oordeel te kunnen vormen omtrent het Bod. Daarnaast zullen Aandeelhouders mogelijk hun belastingadviseur willen raadplegen met betrekking tot de fiscale gevolgen van het aanmelden van Aandelen onder het Bod.

Waar deze Nederlandse samenvatting afwijkt van de Engelse tekst van het Biedingsbericht, prevaleert de Engelse tekst.

12.1.                    Belangrijke informatie

Het uitbrengen van het Bod, de verkrijgbaarstelling van het Biedingsbericht, inclusief deze Nederlandse samenvatting, en de verspreiding van enige andere informatie met betrekking tot het Bod, kunnen in bepaalde jurisdicties aan restricties onderhevig zijn. Verwezen wordt naar Hoofdstukken 2 (Restrictions) en 3 (Important information).

De Bieder is op dit moment niet bekend met enige jurisdictie waar het uitbrengen van het Bod aan restricties op grond van geldende wet- en regelgeving onderhevig is. Indien de Bieder bekend wordt met dergelijke restricties, zal de Bieder zich te goeder trouw inspannen om aan een dergelijke restrictie te voldoen of deze niet van toepassing te laten verklaren op het Bod. Indien, na zich te goeder trouw te hebbenmingespannen, de Bieder niet kan voldoen aan een dergelijke restrictie, zal de Bieder het Bod niet uitbrengen in de desbetreffende jurisdictie.

Het niet in acht nemen van deze restricties kan een overtreding van de effectenwet- en regelgeving van de desbetreffende jurisdictie opleveren. De Bieder, DEMB en hun respectievelijke adviseurs aanvaarden geen enkele aansprakelijkheid ter zake van overtredingen van voornoemde restricties. Aandeelhouders dienen zo nodig onafhankelijk advies in te winnen omtrent hun positie dienaangaande.

De Bieder behoudt zich het recht voor om in het kader van het Bod de aanmelding van Aandelen te accepteren, zelfs indien dit niet gebeurt in overeenstemming met de bepalingen zoals uiteengezet in het Biedingsbericht.

De informatie opgenomen in de Hoofdstukken 2, 3, 5, 6, (met uitzondering van Hoofdstukken 6.1.1, 6.5.2, 6.6, 6.10.3 en 6.15) 8, 9.1, 10 en 12 (met uitzondering van Hoofdstuk 12.18.2) en de Q&A is uitsluitend door de Bieder verstrekt.

De informatie opgenomen in de Hoofdstukken 6.5.2, 6.6, 6.10.3, 6.15, 7, 9.2, 11.1 en 12.18.2 en Part II (met uitzondering van Part II, Hoofstuk 1.5 and 1.7) is uitsluitend door DEMB verstrekt.

De informatie op bladzijden 1, 2 en 3 en in Hoofdstukken 4, 6.1.1, 11.2, 11.3, 11.4 en 11.5 is door de Bieder en DEMB gezamenlijk verstrekt. De informatie in Hoofdstuk 6.1.1 die betrekking heeft op besprekingen of discussies waaraan de Bieder geen deel heeft genomen is uitsluitend door DEMB verstrekt. Dergelijke informatie die uitsluitend door DEMB is verstrekt, is gemarkeerd met een * in Hoofdstuk 6.1.1.

Uitsluitend de Bieder en DEMB zijn verantwoordelijk voor de juistheid en volledigheid van de informatie die in het Biedingsbericht is verstrekt, ieder afzonderlijk voor de informatie die door henzelf is verstrekt, en gezamenlijk voor de informatie die door hen gezamenlijk is verstrekt.

De Bieder en DEMB verklaren ieder afzonderlijk ten aanzien van de informatie die door henzelf in het Biedingsbericht is verstrekt en gezamenlijk ten aanzien van de informatie die door hen gezamenlijk is verstrekt, dat de informatie in het Biedingsbericht, voor zover hen redelijkerwijs bekend kan zijn, in overeenstemming is met de werkelijkheid en dat geen gegevens zijn weggelaten waarvan de vermelding de strekking van het Biedingsbericht zou wijzigen.

De informatie opgenomen in Part II, Hoofdstukken 1.5 (Independent audit report of PwC on the selected consolidated/combined financial information of DEMB) en 1.7 (Independent review report of PwC on the information for the first half of the financial year 2013) is door DEMB verkregen van de onafhankelijke accountants van DEMB, zijnde PwC. DEMB bevestigt dat deze informatie op accurate wijze is gereproduceerd en dat geen feiten zijn weggelaten die ervoor zouden zorgen dat de gereproduceerde informatie niet accuraat of misleidend zou zijn.

Dit Biedingsbericht bevat de informatie die inzake het Bod zoals vereist uit hoofde van artikel 5:76 Wft en artikel 8 van het Besluit en is goedgekeurd door de AFM op grond van artikel 5:76 Wft.

De Position Statement ingevolge artikel 18 van het Besluit vormt geen onderdeel van dit Biedingsbericht, zoals omschreven in het Besluit en is niet onderworpen aan voorafgaande beoordeling en goedkeuring van de AFM. De Position Statement is wel onderworpen aan beoordeling van de AFM na publicatie daarvan. Bovendien is de Position Statement onderdeel van Schedule 14D-9, dat door DEMB is ingediend bij de SEC in verband met het Bod.

12.2.                    Definities

In dit Hoofdstuk 12 (Dutch summary) worden de volgende gedefinieerde termen gebruikt:

Aanbeveling	de unanieme aanbeveling van het Bestuur aan de Aandeelhouders om het Bod te accepteren;

Aandeelhouder	een houder van een of meer Aandelen;

Aandelen	de geplaatste en uitstaande aandelen in het kapitaal van DEMB met een nominale waarde van ieder EUR 0,12;

Aangemelde Aandelen	de Aandelen die worden aangemeld in verband met het Bod, en niet geldig zijn ingetrokken;

Aangesloten Persoon	een (rechts)persoon direct of indirect, alleen of gezamenlijk, onder controle van de Bieder of met controle over de Bieder;

Aankondigingsbericht

de gezamenlijke aankondiging van de Bieder en DEMB d.d. 12 april 2013 dat zij voorwaardelijke overeenstemming hadden in verband met een openbaar bod door de Bieder op alle geplaatste en uitstaande Aandelen en een mededeling van de Bieder dat hij zich van voldoende middelen had verzekerd om het Bod te kunnen voltooien;

Aanmeldingsagent voor Rechtstreekse Registratie	Computershare Trust Company, N.A.

Aanmeldingstermijn	de periode, gedurende welke de Aandeelhouders hun Aandelen bij de Bieder kunnen aanmelden, beginnend om 9.00 uur CET op 20 juni 2013 en eindigend op de Uiterste Dag van Aanmelding;

Aanmeldingsformulier

een formulier dat een Aandeelhouder die individueel geregistreerd is in het aandeelhoudersregister van DEMB, dient te gebruiken indien een dergelijke Aandeelhouder zijn Aandelen onder het Bod wenst aan te melden;

Acorn	Acorn B.V., een besloten vennootschap opgericht naar Nederlands recht;

Acorn Holdings	Acorn Holdings B.V., een besloten vennootschap opgericht naar Nederlands recht:

AFM	de Stichting Autoriteit Financiële Markten;

Algemene Vergadering van Aandeelhouders (AVA)	de algemene vergadering van aandeelhouders van DEMB;

Amerikaanse Werkdag	(een) dag anders dan zaterdag, zondag of enige andere officiële feestdag waarop banken in New York, New York, Verenigde Staten van Amerika open zijn voor zaken;

BAVA

de buitengewone Algemene Vergadering van Aandeelhouders, te houden om 14:00 uur CET op 31 juli 2013 in de Beurs van Berlage aan het Damrak 243, 1012 ZJ, Amsterdam, Nederland ter bespreking van onder andere het Bod, overeenkomstig artikel 18 lid 1 van het Besluit;

Besluit	het Besluit openbare biedingen Wft;

Besluiten

de volgende besluiten die aangenomen moeten worden door de BAVA zoals uiteengezet in het Position Statement, met daarbij onder andere inbegrepen:

(a)                                de wijzigingen van de Statuten zoals uiteengezet in Part III (Articles of Association) van dit Biedingsbericht;

(b)                                de benoeming van de personen genoemd in 12.20.2 (Toekomstige samenstelling van het Bestuur) als leden van het Bestuur;

(c)                                 de aanvaarding van het aftreden van de leden van het Bestuur zoals uiteengezet in Hoofdstuk 12.20.1 (Aftreden van bepaalde leden van het Bestuur); en

(d)                                het verlenen van volledige décharge aan de huidige leden van het Bestuur (en voormalig lid van het Bestuur mr. C.J.A. van Lede) ten aanzien van hun taken en verplichtingen zoals aangegaan in hun capaciteit als (voormalig) lid van het Bestuur tot en met de datum van de BAVA;

Bestuur	het bestuur van DEMB;

Betaal- en Wisselagent	Rabobank International zoals in dit Biedingsbericht aangewezen als Betaal- en Wisselagent in het kader van dit Bod;

Biedingsregels	het Besluit, de Exchange Act en de Wft gezamenlijk;

Biedingsbericht	dit biedingsbericht waarin de voorwaarden en beperkingen van het Bod uiteen worden gezet;

Biedprijs	een bedrag van EUR 12,50 (twaalf euro en vijftig eurocent) per Aangemeld Aandeel cum dividend;

Bieder

Oak Leaf B.V., een besloten vennootschap opgericht naar Nederlands recht, met statutaire zetel in Amsterdam, Nederland, en ingeschreven bij het Handelsregister van de Kamer van Koophandel onder nummer 57585083;

Bod	het bod zoals beschreven in dit Biedingsbericht;

CET	Centrale Europese Tijd of Centrale Europese Zomertijd, afhankelijk van welke op een bepaald moment toepasselijk is;

Dag van Gestanddoening

de dag waarop de Bieder publiekelijk bekend maakt of het Bod gestand wordt gedaan, welke dag niet later zal zijn dan de derde Nederlandse Werkdag na de Uiterste Dag van Aanmelding, in overeenstemming met artikel 16 lid 1 van het Besluit;

Dag van Overdracht

de dag waarop de Bieder overeenkomstig de voorwaarden van het Bod en onder voorbehoud van de voorwaarden en beperkingen van het Bod, de Biedingsprijs zal betalen aan de Aandeelhouders voor ieder Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt), en geldig is geleverd overeenkomstig het Bod, welke dag onverwijld zal zijn en in geen geval later dan drie Nederlandse Werkdagen na de Dag van Gestanddoening;

DEMB

D.E MASTER BLENDERS 1753 N.V., een naamloze vennootschap opgericht naar Nederlands recht met statutaire zetel in Joure, gemeente Skarsterlân, Nederland en geregistreerd bij de Kamer van Koophandel, afdeling handelsregister onder het nummer 54760968;

DEMB Groep	DEMB en al haar groepsmaatschappijen zoals bedoeld in artikel 2:24b van het Burgerlijk Wetboek;

EUR, euro of €	euro, het wettig betaalmiddel van de Europese Monetaire Unie;

Euronext Amsterdam	NYSE Euronext in Amsterdam, Nederland, de gereguleerde markt van Euronext Amsterdam N.V.;

Exchange Act	de Amerikaanse Exchange Act van 1934 en de regels en richtlijnen die in het kader daarvan zijn afgekondigd;

Fusiebesluit	het besluit van de Algemene Vergadering van Aandeelhouders tot de juridische driehoeksfusie tussen DEMB, New Oak B.V. en Oak Sub B.V.;

Fusievoorstel	het fusievoorstel ten aanzien van de mogelijke juridische driehoeksfusie tussen DEMB, New Oak B.V. en Oak Sub B.V.;

Hoofdstuk	een hoofdstuk in dit Biedingsbericht;

Informatie Agent	Georgeson Inc.;

Initiële Uiterste Dag van Aanmelding	15 augustus 2013, de dag waarop de Aanmeldingstermijn zal eindigen, tenzij verlengd in overeenstemming met Hoofdstuk 12.10 (Verlenging van de Aanmeldingstermijn);

Intercompany PP Agreements	de intercompany private placement agreements tussen bepaalde leden van de DEMB Groep, met een totaalbedrag van USD 1.4 miljard;

Investeerders	JAB Forest B.V., Société Familiale d’Investissements S.A., BDT Oak Acquisition Vehicle, L.P. en Aguila Ltd.;

KDE	Koninklijke Douwe Egberts B.V., een besloten vennootschap opgericht naar Nederlands recht;

Kredietfaciliteit

de kredietfaciliteit die de Bieder is aangegaan met Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. en Morgan Stanley Bank International Limited;

Materieel Nadelig Effect	heeft de betekenis die hieraan is gegeven in 12.17 (Voorwaarden, voldoening en afstand);

Merger Protocol	het merger protocol d.d. 12 april 2013 tussen de Bieder en DEMB, zoals gewijzigd op 6 juni 2013;

Na-aanmeldingstermijn

een periode van niet meer dan 2 weken na afloop van de Aanmeldingstermijn gedurende welke Aandeelhouders die hun Aandelen nog niet hebben aangemeld onder het Bod de kans wordt gegeven dit alsnog te doen, op dezelfde wijze en onder dezelfde voorwaarden als opgenomen in het Biedingsbericht;

Nederlandse Werkdag	(een) dag anders dan zaterdag, zondag of enige andere officiële feestdag waarop banken in Amsterdam, Nederland, en Euronext Amsterdam open zijn voor zaken;

Onafhankelijk Niet-uitvoerend Bestuurder

een niet-uitvoerend lid van het Bestuur die onafhankelijk is van de Bieder, de Aangesloten Personen van de Bieder of de adviseurs van de Bieder, zoals bedoeld in de Nederlandse corporate governance code;

Overdracht	de betaling van de Biedprijs door de Bieder aan de Aandeelhouders voor ieder Aangemeld Aandeel en de levering van de Aangemelde Aandelen aan de Bieder;

Position Statement

de standpuntbepaling van het Bestuur in overeenstemming met artikel 18 van het Besluit, die geen onderdeel uitmaakt van dit Biedingsbericht maar die wel onderdeel uitmaakt van het Schedule 14D-9 zoals gedeponeerd door DEMB bij de SEC in verband met het Bod;

Post-Closing Fusie en Liquidatie

de mogelijke post-closing herstructurering die samengevat bestaat uit:

(i)                                    een juridische driehoeksfusie tussen DEMB (als verdwijnende vennootschap), Oak Sub B.V. (als overblijvende vennootschap) en New Oak B.V.(als groepsmaatschappij van de overblijvende vennootschap);

(ii)                                 de verkoop van alle geplaatste en uitstaande aandelen in het kapitaal van Oak Sub B.V. aan de Bieder; en

(iii)                              de liquidatie van New Oak B.V., waarbij het voornemen bestaat dat de Aandeelhouders die hun Aandelen niet hebben aangemeld onder het Bod een tussentijdse liquidatieuitkering ontvangen ter hoogte van de Biedprijs, zonder rente en onder voorbehoud van bron- en andere belastingen;

Sara Lee	Hillshire Brands Company, hiervoor bekend als “Sara Lee Corporation”, een vennootschap opgericht naar het recht van Maryland, Verenigde Staten;

SEC	de Amerikaanse Securities and Exchange Commission;

Statuten	de statuten van DEMB, zoals meest recentelijk gewijzigd op 28 juni 2012 en zoals van tijd tot tijd gewijzigd;

Toegelaten Instellingen	instellingen toegelaten aan tot Euronext Amsterdam (aangesloten instellingen);

Totaal Aangemelde Aandelen	heeft de betekenis die daaraan is gegeven in Hoofdstuk 12.17.1(a) (Voorwaarden);

Uiterste Dag van Aanmelding

de tijd en datum waarop de Aanmeldingstermijn eindigt, zijnde 17:40 uur CET op 15 augustus 2013, behoudens verlenging overeenkomstig artikel 15 lid 2 van het Besluit en de bepalingen in dit Biedingsbericht;

Uitkeringen	elk dividend of andere uitkering op de Aandelen;

U.S. Dealer Manager	Citigroup Global Markets Inc.

USD	de Amerikaanse Dollar, het wettig betaalmiddel van de Verenigde Staten;

USPP Notes	de senior obligaties met een totaalbedrag van USD 650 miljoen, welke door DE US, Inc., DEMB en Sara Lee uitgegeven zijn naar aanleiding van de ‘note purchase and guarantee deed’ d.d. 15 mei 2012;

USPP Tender Agreements

de onherroepelijke aanbiedingsovereenkomsten tussen DEMB en de houders van de USPP Notes, naar aanleiding waarvan iedere houder van de USPP Notes, onder voorbehoud van Settlement, deze USPP Notes zal overdragen aan DE US, Inc., waarna deze USPP Notes zullen worden ingetrokken;

Voorwaarden	de voorwaarden om het Bod gestand te doen zoals uiteengezet in Hoofdstuk 12.17 (Voorwaarden, voldoening en afstand);

Werkdag	(een) dag anders dan zaterdag, zondag of enige andere officiële feestdag waarop banken in Amsterdam, Nederland, en New York, New York, Verenigde Staten van Amerika gesloten zijn voor zaken; en

Wft	de Wet op het financieel toezicht.

12.3.                    Uitnodiging aan de Aandeelhouders

Onder verwijzing naar de verklaringen, voorwaarden en beperkingen zoals opgenomen in de Hoofdstukken 2 (Restrictions) en 3 (Important information), worden de Aandeelhouders uitgenodigd om hun Aandelen onder het Bod aan te melden op de wijze en onder de voorwaarden zoals beschreven in Hoofdstuk 5.2 (Acceptance by Shareholders).

12.4.                    Het Bod

Dit Biedingsbericht bevat de details van het aanbevolen openbaar bod door Oak Leaf B.V. aan alle houders van de geplaatste en uitstaande aandelen in het kapitaal van D.E Master Blenders 1753 N.V. om de door hen gehouden aandelen te verwerven, onder de voorwaarden en conform de bepalingen en beperkingen zoals beschreven in dit Biedingsbericht.

Op de datum van dit Biedingsbericht bedraagt het totale geplaatste en uitstaande aandelenkapitaal van DEMB 594.859.274 normale aandelen met elk een nominale waarde van EUR 0,12.

Behalve in het geval dat vrijstellingen zijn verkregen of uitzonderingen van (overige) toepasselijke regelgeving mogelijk is, is de Bieder voornemens het Bod overeenkomstig de biedingsregels van de Verenigde Staten (hoofdzakelijk de Regulations 14D en 14E ingevolge de Exchange Act) en de Nederlandse biedingsregels uit te brengen (de jurisdictie waarin de Aandelen hoofdzakelijk zijn genoteerd alsmede de vestigingsplaats van DEMB).

12.5.                    Biedprijs

12.5.1.           Vergoeding

Aan de Aandeelhouders die het Bod accepteren en die hun Aandelen aanmelden zal, onder de voorwaarden en conform de beperkingen zoals opgenomen in het Biedingsbericht, voor elk Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt) en geleverd is en niet op een geldige wijze is ingetrokken, een netto betaling in contanten plaatsvinden ten bedrage van EUR 12,50 per Aandeel (zonder betaling van rente en onder aftrek van enige toepasselijke (bron)belasting), op de voorwaarde dat de Bieder het Bod gestand zal doen.

Aandeelhouders die het Bod accepteren en hun aandelen aanbieden kunnen op dat moment kiezen om de biedprijs in Amerikaanse dollars te ontvangen, in welk geval de tegenwaarde daarvan in Amerikaanse dollars zal worden berekend met behulp van de Europese Centrale Bank Euro valutareferentiekoersen tarieven (de “Wisselkoers”):

(a)                                 een Werkdag na de Dag van Gestanddoening met betrekking tot de Aandelen die aangeboden zijn tijdens de Aanmeldingstermijn; en

(b)                                 een Werkdag volgend op de dag waarop de aanvaarding van het Bod en de aanbieding van de Aandelen door de betreffende Aandeelhouder, met betrekking tot de Aandelen aangeboden tijdens de Na-Aanmeldingstermijn, door de Betaal- en Wisselagent wordt ontvangen.

De Wisselkoers is gebaseerd op een periodieke onderling afgestemde procedure tussen centrale banken in Europa en wereldwijd, vindt normaliter plaats om 14:15 CET en wordt gepubliceerd op de website van de Europese Centrale Bank om 15:00 CET (https://www.ecb.int/stats/exchange / eurofxref / html / index.en.html).

Tijdens de Na-Aanmeldingstermijn kan de Wisselkoers die wordt gebruikt om de tegenwaarde in Amerikaanse dollars van de door een Aandeelhouder te ontvangen Biedprijs te berekenen, afwijken van de Wisselkoers die wordt gebruikt om de tegenwaarde in Amerikaanse dollars van de door andere Aandeelhouders te ontvangen Biedprijs te berekenen, afhankelijk van de datum waarop een dergelijke Aandeelhouder het Bod heeft aanvaard en zijn Aandelen heeft aangeboden.

De Wisselkoers die is gebruikt om de tegenwaarde in Amerikaanse dollars van de Biedprijs te berekenen kan afwijken van de geldende EUR naar USD wisselkoers op de dag waarop u het Aanbod aanvaard en uw Aandelen aanbiedt en de dag waarop de betaling met betrekking tot uw Aandelen plaatsvindt. Eventuele schommelingen in de EUR naar USD wisselkoers is voor rekening en risico van de Aandeelhouders. Geen van de Bieder, DEMB, de Betaal- en Wissel Agent, de Informatie Agent, de U.S. Dealer Manager, de Aanmeldingsagent voor Rechtstreekse Registratie en hun respectievelijke adviseurs of agents hebben enige verantwoordelijkheid met betrekking tot, of zijn aansprakelijk voor, het werkelijke bedrag in contanten betaald anders dan in EUR.

De Betaal- en Wissel Agent zal een valutawissel provisie van 0,3% van de Biedprijs per Aangeboden Aandeel rekenen, indien een Aandeelhouder ervoor kiest om de tegenwaarde in Amerikaanse dollars van de Biedprijs te ontvangen. Deze provisie zal worden afgetrokken van het bedrag dat betaald zal worden aan de desbetreffende Aandeelhouder.

12.5.2.           Uitkeringen

Indien enige Uitkering wordt gedaan door DEMB voor de Dag van Overdracht, dan zal de Biedprijs per Aandeel verminderd worden met de hoogte van het bedrag van een dergelijke Uitkering per Aandeel (voor toepassing van enige relevante (bron)belastingen).

Elke aanpassing van de Biedprijs ten gevolge van een Uitkering zal door middel van een persbericht in overeenstemming met Hoofdstuk 5.13 (Announcements) kenbaar worden gemaakt.

12.6.                    Aanvaarding van het Bod en aanmelding van Aandelen

12.6.1.                    Algemeen

De Bieder behoudt zich het recht voor om Aandelen te aanvaarden die zijn aangemeld voor aanvaarding, zelfs indien dit niet geschiedt op de wijze zoals omschreven in Hoofdstuk 5.2 (Acceptance by Shareholders).

12.6.2.                    Aanmelding via een Toegelaten Instelling

Houders van Aandelen die gehouden worden via een Toegelaten Instelling worden verzocht hun aanmelding via hun bank of effectenmakelaar uiterlijk om 17:40 uur Nederlandse tijd op 15 augustus 2013 bekend te maken, tenzij de Aanmeldingstermijn is verlengd in overeenstemming met Hoofdstuk 5.7 (Extension). De desbetreffende bank of effectenmakelaar kan een eerdere deadline vaststellen voor aanmelding door Aandeelhouders zodat deze bank of effectenmakelaar voldoende tijd heeft om de aanmelding door te geven aan de Betaal- en Wisselagent.

Afgezien van het recht tot intrekken zoals beschreven in Hoofdstuk 5.4 (Withdrawal rights), betekent het aanmelden van Aandelen ter acceptatie van het Bod een onherroepelijke instructie om (i) iedere poging tot overdracht van de Aangemelde Aandelen te blokkeren, zodat op of voor de Dag van Overdracht geen overdracht van deze Aandelen kan worden geëffectueerd (anders dan aan de Betaal- en Wisselagent op of voor de Dag van Overdracht indien het Bod gestand wordt gedaan en de Aandelen door de Bieder zijn aanvaard) en (ii) de betaling van de Biedprijs door de Betaal- en Wisselagent ten aanzien van alle Aangemelde Aandelen op de Dag van Aanvaarding ten laste te boeken van de effectenrekening waarmee deze Aandelen worden gehouden.

De Toegelaten Instellingen mogen de Aandelen alleen schriftelijk en alleen aan de Betaal- en Wisselagent aanbieden. Bij het doorgeven van de aanmelding dienen de Toegelaten Instellingen te verklaren dat:

(a)                                zij de Aangeboden Aandelen in hun systeem hebben;

(b)                                iedere Aandeelhouder die het Bod aanvaardt onherroepelijk verklaart en garandeert dat de Aandelen die door hem worden aangeboden worden aangeboden in overeenstemming met de restricties zoals uiteengezet in Hoofdstuk 2 (Restrictions) en 3 (Important Information); en

(c)                                 zij deze Aandelen zullen overdragen aan de Bieder op of voor de Dag van Overdracht, mits het Bod gestand wordt gedaan.

Verwezen wordt naar Hoofdstuk 5.2.2 (Acceptance by holders of Shares through Admitted Institutions).

12.6.3.                    Houders van Aandelen die individueel zijn geregistreerd in het aandeelhoudersregister van DEMB

Aandeelhouders die 6.250 Aandelen of minder hebben die (i) individueel zijn geregistreerd in het aandeelhoudersregister van DEMB bij de Aanmeldingsagent voor Rechtstreekse Registratie en (ii) niet zijn gehouden door middel van een joint account, trust, corporation, LLC, partnership of enige andere juridische entiteit, en die hun Aandelen willen aanmelden onder het Bod kunnen de instructies volgen en het aanmeldingsproces voltooien op de website www.cpu-us.com/demb of Computershare Trust Company, N.A. bellen op het gratis nummer 800-214-7371 en de instructies volgen die worden verstrekt en het aanmeldingsproces voltooien voor de Uiterste Dag van Aanmelding, tenzij de Aanmeldingstermijn is verlengd in overeenstemming met Hoofdstuk 5.7 (Extension).

Houders van meer dan 6.250 Aandelen of houders van Aandelen die zijn gehouden door middel van een joint account, trust, corporation, LLC, partnership of enige andere juridische entiteit opgenomen in DEMB’s aandeelhoudersregister bij de Aanmeldingsagent voor Rechtstreekse Registratie en die hun Aandelen willen aanmelden onder het Bod en hun Aandelen willen leveren, dienen een ingevuld en getekend Aanmeldingsformulier af te leveren bij de Aanmeldingsagent voor Rechtstreekse Registratie, uiterlijk op de Uiterste Dag van Aanmelding, tenzij de Aanmeldingstermijn is verlengd in overeenstemming met Hoofdstuk 5.7 (Extension).

Verwezen wordt naar Hoofdstuk 5.2.3 (Acceptance by holders of Shares individually recorded in DEMB’s shareholders’ register).

12.6.4.                    Verklaringen, verplichtingen en garanties door Aandeelhouders die hun Aandelen aanmelden

Iedere Aandeelhouder die zijn Aandelen aanmeldt onder het Bod, verklaart, verplicht en garandeert aan de Bieder op de dag dat deze Aandelen worden aangemeld tot en met de Dag van Overdracht, dat:

(a)                                 de aanmelding van Aandelen door de Aandeelhouders een aanvaarding inhoudt van het Bod onder de voorschriften en voorwaarden van het Bod;

(b)                                 de betrokken Aandeelhouder volledig gerechtigd en bevoegd is de Aandelen aan te melden, te verkopen en te leveren, en geen andere overeenkomst is aangegaan tot aanmelding, verkoop of levering van de volgens opgave aangemelde Aandelen met derden anders dan de Bieder (zulks tezamen met alle bijbehorende rechten) en dat, wanneer deze Aandelen door de Bieder worden verworven, de Bieder die Aandelen in volledige en onbezwaarde vorm verwerft, vrij van rechten van derden en beperkingen van welke aard dan ook;

(c)                                  bij aanmelding van dergelijke Aandelen, Hoofdstuk 2 (Restrictions) en de effectenwetgeving en overige toepasselijke wet- en regelgeving van de jurisdictie waarin de betrokken Aandeelhouder zich bevindt of waarvan hij ingezetene is, is nageleefd en geen registratie, goedkeuring of indiening bij enige toezichthoudende instantie van die jurisdictie vereist is in verband met de aanmelding van die Aandelen; en

(d)                                 de betrokken Aandeelhouder erkent en ermee instemt dat wanneer hij zijn Aandelen heeft aangeboden, deze Aandeelhouder vanaf de Dag van Aanmelding afstand doet van alle rechten of aanspraken die hij zou hebben in de hoedanigheid van Aandeelhouder of op andere wijze in verband met het houden van aandelen in DEMB, ten opzichte van ieder lid van de DEMB Groep en ieder lid van het Bestuur.

Verwezen wordt naar Hoofdstuk 5.3 (Undertakings, representations and warranties by tendering Shareholders).

12.7.                    Recht tot intrekken

Een Aandeelhouder is gerechtigd tot intrekking van onder het Bod aangemelde Aandelen op ieder moment voorafgaand aan de Uiterste Dag van Aanmelding, om 17:40 CET op 15 augustus 2013, tenzij deze is verlengd in overeenstemming met artikel 15(2) van het Besluit en in overeenstemming met dit Biedingsbericht. Na de Uiterste Dag van Aanmelding kunnen Aandeelhouders die hun Aandelen hebben aangemeld onder het Bod deze aangemelde Aandelen niet meer intrekken.

Om reeds aangemelde aandelen in te trekken die individueel zijn geregistreerd in het aandeelhoudersregister van DEMB, dient een Aandeelhouder een schriftelijke mededeling of een mededeling per fax tot intrekking te bezorgen bij de Aanmeldingsagent voor Rechtstreekse Registratie op het adres zoals uiteengezet in Hoofdstuk 3.6 (Contact details) en in de vorm zoals uiteengezet in het aangehechte Aanmeldingsformulier. Om reeds aangemelde aandelen in te trekken die niet individueel zijn geregistreerd in het aandeelhoudersregister van DEMB, dient een Aandeelhouder de Aangesloten Instelling die hij eerder instrueerde om zijn Aandelen aan te melden te instrueren om de aandelen in te trekken door tijdig een schriftelijke mededeling of een mededeling per fax van intrekking bij de Betaal- en Wisselagent te laten bezorgen.

Een intrekking van Aandelen is geldig, wanneer de Betaal- en Wisselagent of de Aanmeldingsagent voor Rechtstreekse Registratie, welke van toepassing is, tijdig een schriftelijke mededeling of een mededeling per fax van intrekking heeft ontvangen op het adres zoals opgenomen in dit Biedingsbericht. Een mededeling tot intrekking moet de naam van de persoon die de in te trekken Aandelen heeft aangemeld vermelden, het aantal Aandelen dat ingetrokken dient te worden, en de naam van de geregistreerde houder van de in te trekken Aandelen, wanneer dit niet dezelfde persoon is als de persoon die de Aandelen heeft aangemeld.

De handtekening(en) op de schriftelijke mededeling strekkende tot intrekking moet(en) gegarandeerd zijn door een Aangesloten Instelling, tenzij de relevante Aandelen (i) direct door middel van het aandeelhoudersregister van DEMB worden gehouden of (ii) zijn aangemeld ten laste van enige Aangesloten Instelling.

Op iedere vraag omtrent de vorm en geldigheid (met inbegrip van het tijdstip van ontvangst) van een mededeling strekkende tot intrekking zal, ter vrije beoordeling, door de Bieder worden besloten. Deze beoordeling is finaal en bindend. Een intrekking wordt niet geacht op genoegzame wijze te zijn gedaan totdat alle gebreken en onregelmatigheden zijn hersteld of daarvan afstand is gedaan. Op geen van de Bieder of een van zijn Aangesloten Personen, de Betaal- en Wisselagent, de Informatie Agent, de Aanmeldingsagent voor Rechtstreekse Registratie, de US Dealer Manager of enig ander persoon zal enige verplichting rusten om een mededeling te doen van enig gebrek of onregelmatigheid in enige mededeling strekkende tot intrekking, noch zal een van hen aansprakelijk zijn voor het achterwege laten van een dergelijke mededeling. Een intrekking van de aanmelding van Aandelen kan niet worden ontbonden en Aandelen die geldig zijn ingetrokken worden geacht niet te zijn aangemeld voor de doeleinden van het Bod. Reeds ingetrokken Aandelen mogen echter weer opnieuw worden aangemeld voor het verstrijken van het Bod door een van de procedures voor aanmelding te volgen, zoals uiteengezet in Hoofdstuk 5.2 (Acceptance by Shareholders).

Indien de Bieder de Aanmeldingstermijn verlengt, zijn aanvaarding van Aandelen vertraagt of de Bieder niet in staat is Aandelen te aanvaarden in overeenstemming met het Bod, door welke reden dan ook, dan kan de Betaal- en Wisselagent desalniettemin, zonder afbreuk te doen aan de andere rechten van de Bieder onder het Bod, de aangemelde Aandelen onder zich houden ten behoeve van de Bieder. Deze Aandelen kunnen niet worden ingetrokken, behalve voor zover de aanmeldende Aandeelhouders gebruik maken van hun recht tot intrekking beschreven in Hoofdstuk 5.4 (Withdrawal rights) voorafgaand aan het verstrijken van het Bod of als anderszins vereist door Rule 14e-1(c) van de Exchange Act.

Gedurende de Na-aanmeldingstermijn kunnen zowel Aandelen die zijn aangemeld tijdens de Na-aanmeldingstermijn als Aandelen die zijn aangemeld onder het Bod en zijn aanvaard door de Bieder, niet meer worden ingetrokken.

Verwezen wordt naar Hoofdstuk 5.4 (Withdrawal rights).

12.8.                    Aanmeldingstermijn

De Aanmeldingstermijn begint om 9:00 uur op 20 juni 2013 en eindigt om 17:40 uur CET op 15 augustus 2013, tenzij de termijn wordt verlengd in overeenstemming met artikel 15 van het Besluit en de bepalingen van dit Biedingsbericht. De Bieder behoudt zich het recht voor om de Aanmeldingstermijn te verlengen. Verwezen wordt naar Hoofdstuk 5.7 (Extension).

Aanmelding onder het Bod geschiedt op de wijze zoals voorgeschreven in dit Biedingsbericht. Aandelen die zijn aangemeld onder het Bod mogen op elk moment worden ingetrokken voorafgaand aan de Uiterste Dag van Aanmelding.

Als alle Voorwaarden zijn vervuld of, voor zover relevant, afstand is gedaan hiervan, zal de Bieder alle Aandelen aanvaarden, die reeds op geldige wijze waren aangemeld (of op ongeldige wijze indien de Bieder de aanmelding desalniettemin heeft aanvaard) en niet op geldige wijze zijn ingetrokken in overeenstemming met Hoofdstuk 5.2 (Acceptance by Shareholders).

Iedere aanmelding van Aandelen onder het Bod na het aflopen van de Aanmeldingstermijn maar voor het aflopen van de Na-aanmeldingstermijn wordt geacht een aanmelding van Aandelen onder het Bod gedurende de Na-aanmeldingstermijn te zijn.

12.9.                    Gestanddoening

Het Bod wordt gedaan onder voorbehoud van de vervulling van de Voorwaarden, daaronder mede begrepen de voorwaarde dat op de Dag van Gestanddoening het aantal Aangemelde Aandelen, de Aandelen die direct of indirect worden gehouden door de Bieder of een van zijn Aangesloten Personen, en de Aandelen die onvoorwaardelijk en onherroepelijk aan de Bieder of een van zijn Aangesloten Personen zijn aangemeld, vertegenwoordigen op de Uiterste Dag van Aanmelding ten minste 95% (vijf en negentig procent) van de Aandelen op basis van volledige verwatering. De Bieder behoudt zich het recht voor om afstand te doen van de Voorwaarden. Verwezen wordt naar Hoofdstukken 6.2 (Offer Conditions, satisfaction and waiver) en 12.17 (Voorwaarden, voldoening en afstand).

Het Bod zal gestand worden gedaan wanneer aan de Voorwaarden is voldaan of, wanneer van toepassing, wanneer hiervan afstand is gedaan.

De Bieder zal niet later dan op de derde Nederlandse Werkdag na de Uiterste Dag van Aanmelding, zijnde de Dag van Gestanddoening, vaststellen of aan de Voorwaarden is voldaan dan wel daarvan afstand wordt gedaan. Bovendien zal de Bieder op de Dag van Gestanddoening een openbare aankondiging doen, in overeenstemming met artikel 16 lid 1 van het Besluit, inhoudende dat ofwel:

(a)           het Bod gestand wordt gedaan;

(b)           het Bod verlengd wordt in overeenstemming met artikel 15 van het Besluit; of

(c)           het Bod wordt beëindigd omdat niet is voldaan aan de Voorwaarden en daarvan geen afstand is gedaan.

12.10.             Verlenging van de Aanmeldingstermijn

Wanneer één of meerdere Voorwaarden niet is of zijn vervuld en hiervan geen afstand is gedaan op de Initiële Uiterste Dag van Aanmelding, dan kan de Bieder de Aanmeldingstermijn voor een periode van minimaal twee weken en maximaal tien weken verlengen, met dien verstande dat als niet voldaan is aan de Voorwaarde in Hoofdstuk 6.2.1(b) of afstand is gedaan van deze Voorwaarde op de Initiële Uiterste Dag van Aanmelding, de Bieder de Aanmeldingstermijn moet verlengen met een periode tot een bepaald moment, van welke periode de Bieder en DEMB redelijkerwijs menen dat deze noodzakelijk is om aan de Voorwaarde in Hoofdstuk 6.2.1(b) te voldoen, voor zover in overeenstemming met artikel 15 van het Besluit

De Aanmeldingstermijn mag meer dan eenmaal worden verlengd, mits de AFM daar vrijstelling voor heeft verleend. Deze vrijstelling zal slechts worden verleend in uitzonderlijke gevallen. Indien een Bod wordt verlengd, zullen alle referenties in dit Biedingsbericht aan 17:40 uur CET op 15 augustus 2013 worden veranderd in de datum en tijd tot wanneer de Aanmeldingstermijn wordt verlengd, tenzij de context anders verlangt. Indien de Aanmeldingstermijn wordt verlengd en de verplichting om aan te kondigen of het Bod gestand wordt gedaan ingevolge artikel 16 van het Besluit wordt uitgesteld, zal de Bieder een aankondiging hieromtrent doen uiterlijk op de derde Nederlandse Werkdag na afloop van de Uiterste Dag van Aanmelding, een en ander in overeenstemming met artikel 15 van het Besluit.

Gedurende de verlenging van de Aanmeldingstermijn blijven de Aandelen die reeds op geldige wijze waren aangemeld en niet zijn ingetrokken, gelden als Aandelen die zijn aangemeld onder het Bod, behoudens het recht van elke Aandeelhouder om, in overeenstemming met Hoofdstuk 5.4 (Withdrawal rights), de Aandelen die reeds op geldige manier waren aangeboden in te trekken gedurende de Aanmeldingstermijn.

Verwezen wordt naar Hoofdstukken 5.5 (Acceptance Period) en 5.7 (Extension).

12.11.             Na-aanmeldingstermijn

Indien de Bieder aankondigt het Bod gestand te doen, zal de Bieder in overeenstemming met artikel 17 van het Besluit, binnen drie Nederlandse Werkdagen na de Dag van Gestanddoening een Na-aanmeldingstermijn en een vervolgperiode voor bieding van minimaal 5 (vijf) Werkdagen aankondigen, in overeenstemming met Regel 14d-11 van de Exchange Act gedurende welke termijn Aandeelhouders alsnog Aandelen mogen aanmelden die nog niet zijn aangemeld tijdens de Aanmeldingstermijn, onder dezelfde voorwaarden als de voorwaarden van het Bod .

De Bieder zal de resultaten van de Na-aanmeldingstermijn en het totale aantal en percentage van de door haar gehouden Aandelen uiterlijk op de derde Nederlandse Werkdag na afloop van de Na-aanmeldingstermijn publiekelijk mededelen, in overeenstemming met artikel 17 lid 4 van het Besluit.

Tijdens een dergelijke Na-aanmeldingstermijn zal de Bieder doorgaan met het aanvaarden van alle Aandelen die op geldige wijze zijn aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin heeft aanvaard) en betaling voor dergelijke Aandelen zal plaatsvinden binnen drie Nederlandse Werkdagen na de dag waarop de bewuste Aandeelhouder zijn Aandelen onder het Bod heeft aangemeld.

Aandeelhouders dienen zich ervan bewust te zijn dat de Bieder de betaling van de Biedprijs met betrekking tot ieder Aandeel dat is aangemeld gedurende de Na-aanmeldingstermijn binnen drie Nederlandse Werkdagen zal doen plaatsvinden na de dag waarop de Betaal- en Wisselagent de desbetreffende aanmelding heeft ontvangen, bijvoorbeeld door het opsturen van de cheques. De Bieder kan niet garanderen dat de Aandeelhouders de betaling binnen die periode zullen ontvangen.

Gedurende de Na-aanmeldingstermijn hebben Aandeelhouders niet het recht om hun Aangeboden Aandelen in te trekken.

12.12.             Overdracht

Indien de Bieder aankondigt het Bod gestand te zullen doen, zal aan de Aandeelhouders die het Bod hebben aanvaard en hun Aandelen voorafgaand aan de Uiterste Dag van Aanmelding hebben aangemeld, de Biedprijs niet later dan op de Dag van Overdracht worden betaald voor elk Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze indien de Bieder de aanmelding desalniettemin aanvaardt) en geleverd op basis van de condities en met inachtneming van de voorwaarden en beperkingen van het Bod.

Aandeelhouders dienen zich ervan bewust te zijn dat de Bieder de betaling van de Biedprijs met betrekking tot ieder Aandeel dat is aangemeld gedurende de initiële Aanmeldingstermijn binnen drie Nederlandse Werkdagen na de Dag van Gestanddoening zal plaatsvinden, bijvoorbeeld door het opsturen van de cheques. De Bieder kan niet garanderen dat de Aandeelhouders de betaling binnen die periode zullen ontvangen.

Vanaf de Dag van Overdracht van ieder Aangemeld Aandeel, is de ontbinding of vernietiging van de aanmelding van dat Aangemelde Aandeel niet meer toegestaan.

12.13.             Inhoudingen

De Bieder en DEMB mogen die bedragen aftrekken van en inhouden op de Biedprijs die zij vereist zijn af te trekken en in te houden ten aanzien van het doen van een dergelijke betaling op grond van enige bepaling van toepasselijk belastingrecht of sociaal zekerheidsrecht. Voor zover bedragen in verband hiermee worden ingehouden door de Bieder of DEMB, zullen deze bedragen beschouwd worden als bedragen die aan de Aandeelhouders zijn betaald, welke aftrek of inhouding door de Bieder of DEMB is gedaan namens de Aandeelhouders.

12.14.             Commissie

Er zullen geen kosten door de Bieder of DEMB aan Aandeelhouders in rekening worden gebracht voor de levering en betaling van de Aandelen, indien een Toegelaten Instelling betrokken is. De Bieder en DEMB kunnen niet uitsluiten dat Toegelaten Instellingen of banken of effectenmakelaars kosten in rekening zullen brengen aan de Aandeelhouders. Aandeelhouders dienen contact op te nemen met hun Toegelaten Instelling, bank of effectenmakelaar over deze kosten. Tevens kunnen kosten in rekening worden gebracht indien een buitenlandse instelling bij de levering en betaling van de Aandelen betrokken is.

Er zullen geen kosten door de Bieder of DEMB aan Aandeelhouders in rekening worden gebracht voor de levering en betaling van de Aandelen, indien de desbetreffende Aandelen afzonderlijk in het aandeelhoudersregister van DEMB zijn geregistreerd.

Toegelaten Instellingen zullen namens de Bieder commissie ontvangen en overgedragen krijgen van de Betaal- en Wisselagent van EUR 0,00125 per Aangeboden Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin heeft aanvaard) en niet geldig is ingetrokken, met een maximum van EUR 1.000 per Aandeelhouder. De commissie dient op de Dag van Overdracht gevorderd te worden van de Bieder via de Betaal- en Wisselagent.

12.15.             Beperkingen

Het Bod is gedaan met inachtneming van de verklaringen, voorwaarden en beperkingen zoals opgenomen in dit Biedingsbericht.

Onverminderd het recht van de Bieder om ongeldige aanmeldingen te weigeren, behoudt de Bieder zich het recht voor om iedere aanmelding onder het Bod door of namens een Aandeelhouder te accepteren, zelfs als deze aanmelding niet heeft plaatsgevonden in de zin van Hoofdstuk 5.2 (Acceptance by Shareholders).

12.16.             Mededelingen

Verdere aankondigingen in verband met de gestanddoening van het Bod en een verlenging van de Aanmeldingstermijn zullen via een persbericht worden uitgebracht.

Onder voorwaarde van toepasselijke vereisten van het Besluit en andere toepasselijke wet- en regelgeving en zonder de wijze waarop de Bieder een publieke aankondiging kan doen te beperken, heeft de Bieder geen verplichting om enige openbare aankondiging te doen anders dan hierboven beschreven.

12.17.             Voorwaarden, voldoening en afstand

12.17.1.    Voorwaarden

Niettegenstaande enige andere bepaling opgenomen in dit Biedingsbericht, is de verplichting van de Bieder om het Bod gestand te doen ervan afhankelijk dat de volgende Voorwaarden op de Dag van Gestanddoening zijn voldaan of, voor zover relevant op de Dag van Gestanddoening, daarvan afstand is gedaan op of voor de Uiterste Dag van Aanmelding:

(a)           (i) het aantal Aangemelde Aandelen, (ii) de Aandelen die direct of indirect worden gehouden door de Bieder of een van zijn Aangesloten Personen, en (iii) de Aandelen die onvoorwaardelijk en onherroepelijk aan de Bieder of een van zijn Aangesloten Personen zijn aangemeld (het “Totaal Aangemelde Aandelen”), vertegenwoordigen op de Uiterste Dag van Aanmelding ten minste 95% (vijf en negentig procent) van de Aandelen;

(b)           alle meldingen aan alle relevante mededingingsautoriteiten zullen zijn gedaan en alle wachttermijnen met betrekking tot dergelijke meldingen zullen zijn verstreken,

of goedkeuring zal reeds zijn verkregen in voorkomend geval;

(c)           het Merger Protocol zal niet zijn beëindigd in overeenstemming met de bepalingen daarvan;

(d)           DEMB zal geen materiële inbreuk hebben gemaakt op de op haar rustende verplichtingen onder het Merger Protocol en voor zover een dergelijke inbreuk hersteld kan worden, deze niet is hersteld door DEMB vóór de eerste datum van of (i) de vijfde kalenderdag nadat DEMB zich bewust is geworden van een dergelijke inbreuk of (ii) drie werkdagen voor de Uiterste Dag van Aanmelding;

(e)           de Bieder zal geen materiële inbreuk hebben gemaakt op de op hem rustende verplichtingen onder het Merger Protocol en voor zover een dergelijke inbreuk hersteld kan worden, deze niet is hersteld door de Bieder vóór de eerste datum van of (i) de vijfde kalenderdag nadat de Bieder zich bewust is geworden van en dergelijke inbreuk of (ii) drie werkdagen voor de Uiterste Dag van Aanmelding;

(f)            het Bestuur zal de Aanbeveling niet hebben ingetrokken of veranderd;

(g)           de leden van het Bestuur zullen zich hebben onthouden van enige handeling of het doen van enige openbare mededeling die het Bod zou kunnen frustreren, met uitzondering van alle handelingen zoals gedaan door het Bestuur of haar leden in overeenstemming met het bepaalde in hoofdstukken 6 (Exclusivity), hoofdstuk 7 (Superior Offer) en hoofdstuk 11 (Termination) van het Merger Protocol;

(h)           de BAVA zal de Besluiten hebben aangenomen;

(i)            de USPP Tender Agreements en Intercompany PP Agreements zullen volledig van kracht zijn en zullen niet zijn ingetrokken of aangepast zonder de voorafgaande schriftelijke goedkeuring van de Bieder;

(j)            de raad van commissarissen van KDE zal zijn goedkeuring van de financiering van het Bod (met daarbij inbegrepen de herfinanciering van de USPP Notes of de voorgenomen nieuwe doorlopende kredietfaciliteit van DEMB) niet hebben ingetrokken;

(k)           er zal geen kennisgeving van de AFM zijn ontvangen inhoudende dat de voorbereiding van het Bod in strijd is met hoofdstuk 5.5 van de Wft en dat op grond van artikel 5:80 lid 2 van de Wft beleggingsondernemingen (zoals gedefinieerd in de Wft) niet zouden mogen meewerken aan de executie en voltooiing van het Bod;

(l)            geen vonnis of beschikking is uitgesproken, geen maatregel of onderzoek is bevolen en van kracht, en geen proces, actie of procedure is aanhangig gemaakt, door of bij enige rechtbank, arbitraal college, regering, overheidsinstantie of andere toezichthoudende of administratieve instantie, of enig statuut, regel, wetgeving, overheidsaanwijzing of maatregel van toepassing is verklaard op het Bod, welke het afronden van het Bod of de mogelijkheid van de Bieder om effectieve zeggenschap over DEMB te kunnen verkrijgen op enige wezenlijke wijze materieel kan vertragen of waarvan redelijkerwijs verwacht kan worden dat deze dit zal verbieden of dat dit materieel vertraagd kan worden;

(m)          sinds 19 juni 2013 heeft zich geen Materieel Nadelig Effect voorgedaan of is een dergelijk Materieel Nadelig Effect bekend geworden.

Voor het doeleinde van Voorwaarde 12.17.1(m) zal “Materieel Nadelig Effect” het volgende betekenen: iedere verandering, gebeurtenis, omstandigheid of gevolg, op zich zelf staand of samen genomen met andere veranderingen, gebeurtenissen, omstandigheden of gevolgen die zich hebben voorgedaan voor de datum waarop wordt vastgesteld dat er sprake is van een Materieel Nadelig Effect, welke een zodanig materieel nadelig effect heeft of waarvan het redelijkerwijs mogelijk is dat het een blijvend materieel nadelig effect zal hebben op de onderneming, de activa, de operationele resultaten, de financiële positie of de kapitalisatie van de DEMB Groep in zijn geheel, dat van de Bieder redelijkerwijs niet verwacht kan worden dat hij het Bod gestand doet; er hierbij echter van uitgaande dat de volgende veranderingen, gebeurtenissen, omstandigheden of gevolgen niet in acht zullen worden genomen bij het vaststellen of er sprake is van of dat er redelijkerwijs verwacht kan worden dat er sprake zal zijn van een Materieel Nadelig Effect:

(i)            een algemene economische teruggang die de ondernemingen raakt in de markt waarin de leden van de DEMB Groep hun activiteiten uitoefenen;

(ii)           iedere natuurramp, pandemie, terroristische actie, sabotage, gewapende vijandigheid, militaire actie (waarbij inbegrepen militaire actie in Iran, Noord Korea of Syrië), overmachtssituatie (Act of God), of enige escalatie of verergering daarvan;

(iii)          veranderingen in de economische omstandigheden, politieke omstandigheden of marktomstandigheden (met daarbij inbegrepen grondstofprijzen en groene koffie prijzen), met daarbij inbegrepen iedere nadelige ontwikkeling met betrekking tot de Europese Unie, de lidstaten daarvan (met daarbij inbegrepen lidstaten die Europese Unie verlaten) en de Eurozone (met daarbij inbegrepen lidstaten die deze Eurozone verlaten of gedwongen worden deze te verlaten);

(iv)          ieder geval dat deel uitmaakt van de informatie die door of in naam van DEMB ter beschikking is gesteld aan de Bieder in het due diligence onderzoek zoals uitgevoerd door de Bieder in verband met het Bod, voor zover een dergelijk geval redelijkerwijs verklaarbaar is op basis van de informatie;

(v)           iedere tekortkoming van DEMB of de DEMB Groep om enige interne of gepubliceerde prognose, raming of voorspelling van omzet te verwezenlijken of te behalen (er echter van uitgaande dat in geval van deze bepaling (v), de onderliggende oorzaak van een dergelijke tekortkoming meegenomen kan worden bij het vaststellen of er sprake is van een Materieel Nadelig Effect);

(vi)          het krediet, de financiële kracht of andere waarderingen van DEMB of de DEMB Groep (er echter van uitgaande dat in geval van deze bepaling (vi), de onderliggende oorzaak van een dergelijke tekortkoming meegenomen kan worden bij het vaststellen of er sprake is van een Materieel Nadelig Effect);

(vii)         de aankondiging, het uitbrengen of de uitvoering van het Bod;

(viii)        een schending van de verplichtingen onder het Merger Protocol door de Bieder of schending van toepasselijk recht door de Bieder;

(ix)          door Aandeelhouders ingestelde gerechtelijke procedures op grond van:

(I)            een gestelde inbreuk van de zorgplicht (fiduciary duty) van het Bestuur verband houdende met de Aanbeveling van het Bod; of

(II)          verband houdende met feiten of omstandigheden die aan de Bieder en zijn Adviseurs bekend zijn gemaakt op de manier zoals beschreven in (iv),

behalve, in de gevallen zoals genoemd in bepaling (i) en (ii) hierboven, voor zover de DEMB Groep, in zijn geheel, materieel buitenproportioneel wordt geraakt in vergelijking met andere ondernemingen in dezelfde markt als waarin de DEMB Groep zijn activiteiten uitoefent (waarbij deze periodieke materiele buitenproportionele impact meegenomen kan worden bij het vaststellen of er sprake is of redelijkerwijs verwacht kan worden dat er sprake zal zijn van een Materieel Nadelig Effect).

Ten aanzien van 12.17.1(m) (Geen Materieel Nadelig Effect) zijn de Bieder en DEMB een bindende adviesprocedure overeengekomen voor het geval de Bieder meent dat aan deze Voorwaarde niet is voldaan en DEMB het daar niet mee eens is.

In een dergelijk geval zal een bindend adviseur binnen tien werkdagen nadat het geschil voor de bindend adviseur is gebracht, of een kortere periode indien de Bieder en DEMB dit overeenkomen, uitspraak doen over het geschil, waarbij het overeengekomen is dat deze uitspraak niet later zal worden gedaan dan om 12:00 CET op de Werkdag voor de Dag van Gestanddoening. Indien niet op tijd uitspraak wordt gedaan in het geschil, mag de Bieder Voorwaarde 12.17.1(m) (Geen Materieel

Nadelig Effect) inroepen, dit zal niet afdoen aan het recht van DEMB om de uitoefening van dit recht te betwisten nadat de Bieder deze Voorwaarde heeft ingeroepen.

De bindend adviseur zal zijn de President van de Ondernemingskamer van het Gerechtshof in Amsterdam, Nederland, of, wanneer deze persoon niet in staat is om het bindend advies op tijd uit te brengen, een andere onafhankelijke advocaat die is aangewezen door de President van de Rechtbank Amsterdam, Nederland, op verzoek van ofwel de Bieder ofwel DEMB.

Het bindend advies zal definitief zijn en zal de Bieder en DEMB binden, en zowel Bieder als DEMB zal het bindend advies en de inhoud daarvan volledig naleven.

12.17.2.    Voldoening en afstand van de Voorwaarden

De Voorwaarden genoemd in Hoofdstukken 12.17.1(a), (d), (f), (g), (h), (i), (j) en (m) zijn ten behoeve van de Bieder en daarvan mag de Bieder, voor zover toegestaan op grond van de wet, te allen tijde (geheel of gedeeltelijk) afstand doen door middel van een schriftelijke verklaring aan DEMB, met dienverstande dat de Bieder afstand zal doen van de Voorwaarde genoemd in Hoofdstuk 12.17.1(a), indien op de Uiterste Dag van Aanmelding:

(a)           het Aantal Aangemelde Aandelen ten minste 80% van alle Aandelen vertegenwoordigt op basis van volledige verwatering;

(b)           het Fusiebesluit door de BAVA zal zijn aangenomen en volledig van kracht is;

(c)           afstand zal zijn gedaan van de voorwaarde in de Kredietfaciliteit dat de Bieder het Bod niet gestand zal doen tenzij het Aantal Aangemelde Aandelen op de Uiterste Dag van Aanmelding ten minste 95% van de Aandelen vertegenwoordigt op basis van volledige verwatering , welke afstand zal zijn gedaan in overeenstemming met de bepalingen van de Kredietfaciliteit zonder enige wijziging in de voorschriften of voorwaarden van de Kredietfaciliteit en zonder aanvullende voorschriften of voorwaarden (anders dan de afstand); en

(d)           niets zal zijn gebeurd dat de voltooiing van de Post-Closing Fusie en Liquidatie in overeenstemming met de afgesproken voorwaarden zal verhinderen of vertragen of waarvan redelijkerwijs verwacht kan worden dat dit de voltooiing van de Post-Closing Fusie en Liquidatie in overeenstemming met de afgesproken voorwaarden zal verhinderen of vertragen. Ter voorkoming van misverstanden, hieronder wordt onder andere begrepen dat het Fusievoorstel niet zal zijn ingetrokken, en geen niet-frivole claim of niet-frivool bezwaar op grond van wet of overeenkomst zal zijn gemaakt dat een materieel nadelig effect heeft of waarvan redelijkerwijs verwacht kan worden dat dit een materieel nadelig effect heeft op de implementatie van de Post-Closing Fusie en Liquidatie in overeenstemming met haar voorgenomen voorwaarden (waaronder de overgang van alle activa en passiva van DEMB naar Oak Sub).

De Voorwaarde genoemd in 12.17.1 (e) is ten behoeve van DEMB en daarvan mag DEMB, voor zover toegestaan op grond van de wet, te allen tijde (geheel of gedeeltelijk) afstand doen door middel van een schriftelijke verklaring aan de Bieder.

De Voorwaarden genoemd in 12.17.1 (b), (c) en (k) zijn ten behoeve van de Bieder en DEMB gezamenlijk en daarvan mag (geheel of gedeeltelijk) afstand van worden gedaan door DEMB en de Bieder gezamenlijk door middel van een schriftelijke overeenkomst, voor zover toegestaan op grond van de wet. In geval van Voorwaarde 12.17.1 (k) mag dit alleen voor zover de kennisgeving van de AFM is herroepen of herroepen zal worden, of wanneer deze kennisgeving van de AFM ongedaan is gemaakt door een rechterlijke uitspraak.

Van de Voorwaarde in 12.17.1 (l) kan geen afstand worden gedaan.

De Bieder en DEMB hebben zich tegenover elkaar gecommitteerd om hun redelijkerwijs beste inspanningen te verrichten om ervoor te zorgen dat de Voorwaarden zo spoedig als redelijkerwijs mogelijk is worden voldaan.

Onverminderd het recht van de Bieder om te vertrouwen op Voorwaarde 12.17.1 (a) is voor het door de Bieder afstand doen van deze Voorwaarde de voorafgaande uitdrukkelijke schriftelijke goedkeuring van het Bestuur vereist in het geval dat het aantal Aangemelde Aandelen, de Aandelen die direct of indirect worden gehouden door de Bieder of een van zijn Aangesloten Personen, en de Aandelen die onvoorwaardelijk en onherroepelijk aan de Bieder of een van zijn Aangesloten Personen zijn aangemeld, op de Uiterste Dag van Aanmelding minder dan 66,67% van de Aandelen vertegenwoordigen op basis van volledige verwatering.

12.18.             Gecommitteerde aandelen

In totaal zijn er 90.240.812 Aandelen gecommitteerd aan de Bieder, welke ongeveer 15,17% van de Aandelen vertegenwoordigen.

12.18.1.                            Aandelen gecommitteerd door Acorn Holdings

Acorn Holdings, een indirecte 100% aandeelhouder van de Bieder, houdt 89.532.998 Aandelen welke ongeveer 15,05% van de Aandelen vertegenwoordigen. Acorn Holdings heeft onherroepelijk toegezegd alle aandelen die zij houdt over te zullen dragen aan de Bieder op of voor de Dag van Overdracht, en om vóór de Besluiten te stemmen. Verwezen wordt naar Hoofdstuk 6.5.1 (Shares committed by Acorn Holdings).

12.18.2.                            Aandelen gecommitteerd door leden van het Bestuur

DEMB zal er zorg voor dragen dat ieder lid van het Bestuur alle Aandelen die dat lid direct of indirect houdt zal aanmelden onder het Bod, onder dezelfde voorwaarden die van toepassing zijn op alle Aandeelhouders en met inachtneming van de voorwaarden en beperkingen zoals uiteengezet in dit Biedingsbericht, tenzij de Aanbeveling is ingetrokken of gewijzigd.

De leden van het Bestuur die direct of indirect Aandelen houden, hebben geen informatie van de Bieder ontvangen in verband met het Bod die niet in dit Biedingsbericht staat. Verwezen wordt naar Hoofdstuk 6.5.2 (Shares committed by members of the Board).

12.19.             Strategische rationale voor het Bod en substantiëring van de Biedprijs

Het voorgenomen Bod is ingegeven door de significante groeimogelijkheden die de Bieder ziet in de wereldwijde koffie- en thee markt en de strategie die DEMB heeft geformuleerd om een leidende pure play koffie en thee onderneming te worden. Volgend op een strategisch oriëntatie van de koffie- en thee markt eerder dit jaar is de Bieder tot de conclusie gekomen dat DEMB een ideaal platform biedt om in deze fast moving markt te groeien. De Investeerders delen een vergelijkbare filosofie van lange termijn investeringen in ondernemingen met consumentenmerken van hoge kwaliteit. DEMB zal om die reden fungeren als groeiplatform voor verdere organische groei en voor overnames in de fast moving consumer goods koffie- en thee sector. In lijn met de huidige strategie van DEMB’s management, is de Bieder van mening dat DEMB bovengemiddelde groei kan realiseren door te investeren in de productkwaliteit en innovatie van de belangrijkste merken van DEMB.

In het Position Statement wordt een beschrijving gegeven van de redenen van het Bestuur om met het Merger Protocol in te stemmen en het goed te keuren, en om aan te bevelen dat de Aandeelhouders het Bod accepteren en hun Aandelen aanmelden. Dit Position Statement zal deel uitmaken van Schedule 14D-9, zoals die bij de SEC gedeponeerd zal worden in verband met het Bod.

12.20.             Governance DEMB vanaf de Dag van Overdracht

12.20.1.                            Aftreden van bepaalde leden van het Bestuur

Tijdens de BAVA, zullen Norman Sorensen-Valdez, Jan Bennink, Sandra Taylor, Maria Corrales en Géraldine Picaud per de Dag van Overdracht aftreden als leden van het Bestuur.

12.20.2.                            Toekomstige samenstelling van het Bestuur

Vanaf de Dag van Overdracht tot en met het latere moment van (i) de datum waarop de notering van DEMB aan Euronext Amsterdam eindigt en (ii) het eerste moment van (a) het aanbrengen van de dagvaarding door de Bieder in verband met een uitkoopprocedure en (b) de datum waarop de Bieder direct of indirect 100% van de aandelen in DEMB of enige rechtsopvolger van DEMB houdt, zal het Bestuur bestaan uit:

(a)           twee Onafhankelijke Niet-uitvoerend Bestuurders; en

(b)           een aantal uitvoerende en niet-uitvoerende leden van het Bestuur, die aangesteld zullen worden door de AVA op voordracht van de Bieder.

Onder voorbehoud van het aannemen van de Besluiten tijdens de BAVA, zal het Bestuur op de Dag van Overdracht bestaan uit (i) Bart Becht, Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott en Alejandro Santa Domingo als niet-uitvoerend bestuurders op voordracht van de Bieder, (ii) Andrea Illy en Robert Zwartendijk als Onafhankelijke Niet-uitvoerend Bestuurders en (iii) Michel Cup als uitvoerende lid.

Vanaf de Dag van Overdracht zal Bart Becht de Chief Executive Officer van het Bestuur zijn.

12.21.             Financiering van het Bod

De Bieder heeft in het Aankondigingsbericht aangekondigd over voldoende middelen te beschikken om het Bod te financieren in overeenstemming met artikel 7 lid 4 van het Besluit.

De Bieder zal de financiële verplichtingen die volgen uit het Bod (uitgaande van de Biedprijs) financieren door gebruik te maken van ongeveer EUR 3 miljard aan vreemd vermogen en ongeveer EUR 4,9 miljard aan eigen vermogen.

De raad van commissarissen van KDE heeft de financiering van het Bod goedgekeurd, met daarbij inbegrepen het herfinancieren van de USPP Notes en de voorgenomen nieuwe Kredietfaciliteit van DEMB.

12.21.1.                            Financiering met vreemd vermogen

Voor de financiering met vreemd vermogen heeft de Bieder een volledige financieringstoezegging verkregen van Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (handelend als Rabobank International, Londen Branch) en Morgan Stanley Bank International Limited, welke optreden als joint global coordinators, bookrunners en mandated lead arrangers (de “Kredietfaciliteit”). De Bieder is de Kredietfaciliteit aangegaan met de oorspronkelijke kredietverstrekkers, onder gebruikelijke voorwaarden en op een certain funds basis.

De Kredietfaciliteit voorziet voor de duur van de lening in een A en B (gesplitst in een deel B1 en B2) faciliteit met een totale hoofdsom van EUR 3 miljard en in een doorlopende kredietfaciliteit ter hoogte van EUR 300 miljoen. De verschillende faciliteiten dragen een rente van LIBOR of EURIBOR, zoals van toepassing op basis van de valuta van de toepasselijke lening, plus respectievelijk 3,50%, 3,75%, en 3,50%, per jaar, afhankelijk van de step-downs ten aanzien van het onderpand één jaar na de datum van de eerste kredietopname.

Aan de kredietverstrekkers onder de Kredietfaciliteit zullen zekerheden worden verstrekt over (i) de intra-concern vorderingen van de Bieder, Acorn en Oak Leaf Finance B.V., (ii) de aandelen van de Bieder, DEMB en de dochterondernemingen die van materieel belang zijn (zoals gedefinieerd in de Kredietfaciliteit), (iii) de intellectuele eigendomsrechten van DEMB, KDE, DEMB Holding B.V. en de dochterondernemingen die van materieel belang zijn (zoals gedefinieerd in de Kredietfaciliteit) en (iv) de bankrekeningen van Acorn, de Bieder, Oak Leaf Finance B.V., DEMB, KDE en DEMB Holding B.V.

Om de Biedprijs voor de Aangemelde Aandelen en de andere kosten verband houdende met de Overdracht te kunnen betalen, zal de Kredietfaciliteit op de Dag van Overdracht op een certain funds basis voor de Bieder beschikbaar zijn, slechts onder de voorwaarden dat (i) aan de aanvankelijke opschortende voorwaarden voor de eerste drawdown is voldaan, (ii) de verplichtingen van de kredietverstrekkers niet onverwacht onwettig zullen worden, (iii) de Bieder een volledige dochteronderneming van Acorn blijft en de Investeerders (zoals gedefinieerd in de Kredietfaciliteit) direct of indirect ten minste 80% van de stemgerechtigde aandelen in Acorn houden en de JAB groep direct of indirect ten minste 50,1% van de stemgerechtigde aandelen in Acorn blijft houden, (iv) bepaalde events of default niet doorlopend zijn of zullen voortvloeien uit het sluiten van de leningen en (v) bepaalde verklaringen met betrekking tot de Bieder en Acorn in ieder opzicht ‘waar’ zijn, of indien een verklaring niet als materieel is gekwalificeerd, in elk materieel aspect ‘waar’ is. De Bieder heeft geen reden om aan te nemen dat deze voorwaarden niet zullen zijn voldaan op of voor de Dag van Overdracht.

12.21.2.   Financiering met eigen vermogen

Het eigen vermogen zal gefinancierd worden door de Investeerders. Het eigen vermogen zal beschikbaar worden gesteld wanneer het Bod gestand wordt gedaan, slechts onder de voorwaarden (i) dat het Bod wordt gedaan en dat aan alle voorwaarden voor het doen van het Bod in elk materieel aspect wordt voldaan, of daarvan afstand wordt gedaan door de Bieder met voorafgaande schriftelijke goedkeuring van de Investeerders, in ieder voornoemd geval in overeenstemming met het Merger Protocol, (ii) dat zich geen materiele wijziging of aanpassing van een bepaling van de relevante transactie documenten heeft voorgedaan of dat van een dergelijke bepaling afstand is gedaan, die niet voorafgaand en schriftelijk door de betreffende Investeerder is goedgekeurd, waarbij dergelijke goedkeuring niet op onredelijke gronden zal worden geweigerd, hieraan voorwaarden zullen worden verbonden of zal worden uitgesteld, (iii) dat de overige Investeerders goeddeels gelijktijdig hun financieringsverplichting onder de equity commitment letters van de Investeerders zullen voldoen en (iv) dat goeddeels gelijktijdig gefinancierd wordt uit hoofde van de Kredietfaciliteit.

Verwezen wordt naar Hoofdstuk 6.11 (Financing of the Offer).

12.22.             Consequenties van het Bod voor werknemers DEMB

De Bieder verwacht niet dat er als een direct effect van het Bod materieel negatieve consequenties zullen zijn voor de werknemers van DEMB.

De ondernemingsraad van KDE heeft positief geadviseerd over het Bod, de Kredietfaciliteit en de juridische driehoeksfusie tussen DEMB (als overblijvende vennootschap) en New Oak (als groepsvennootschap van de overblijvende vennootschap) in overeenstemmiong met artikel 2:309 et seq van het Burgerlijk Wetboek. De consultatie over het Bod met de Europese ondernemingsraad is afgerond.

12.23.             Indicatief tijdschema

Verwachte datum en tijd	Gebeurtenis

19 juni 2013	Persbericht met daarin de aankondiging van de algemeen verkrijgbaarstelling van dit Biedingsbericht en het Position Statement en aanvang van het Bod

9:00 uur CET op 20 juni 2013	Aanvang van de Aanmeldingstermijn in overeenstemming met artikel 14 lid 2 van het Besluit

14:00 uur CET op 31 juli 2013	BAVA inzake het Bod waarin onder andere het Bod zal worden besproken in overeenstemming met artikel 18 lid 1 van het Besluit

17:40 uur CET op 15 augustus 2013, behoudens verlenging	Initiële Uiterste Dag van Aanmelding Uiterste datum waarop Aandeelhouders hun Aandelen kunnen aanmelden, behoudens verlenging in overeenstemming met artikel 15 lid 2 van het Besluit

Niet later dan op de derde Nederlandse Werkdag na de Uiterste Dag van Aanmelding	Dag van Gestanddoening De dag waarop de Bieder door middel van een publieke aankondiging zal aankondigen of hij het Bod gestand doet in overeenstemming met artikel 16 lid 1 van het Besluit

Niet later dan op de derde Nederlandse Werkdag na de Dag van Gestanddoening

Na-aanmeldingstermijn

De Bieder zal een Na-aanmeldingstermijn van twee weken aankondigen met betrekking tot het Bod

Aandeelhouders die niet hun Aandelen hebben aangemeld tijdens de Aanmeldingstermijn mogen hun Aandelen aanmelden onder dezelfde voorschriften en voorwaarden als opgenomen in het Biedingsbericht in overeenstemming met artikel 17 van het Besluit

Niet later dan op de derde Nederlandse Werkdag na de Dag van Gestanddoening

Dag van Overdracht

De dag waarop aan de Aandeelhouders die hun Aandelen op een geldige wijze hebben aangemeld (of op een ongeldige wijze, mits de Bieder de aanmelding desalniettemin heeft aanvaard) en hebben geleverd, de Biedprijs zal worden betaald door de Bieder

PART II — FINANCIAL INFORMATION

Part II of this Offer Memorandum contains certain selected financial information with respect to DEMB.

The following financial information is made available.

Section	Contents	Page
1	SELECTED CONSOLIDATED/COMBINED FINANCIAL INFORMATION OF DEMB	134

1.1	Basis of Preparation	134

1.2	Consolidated/combined statement of financial position relating to the financial years 2012, 2011 and 2010	135

1.3	Consolidated/combined income statement relating to the financial years 2012, 2011 and 2010	136

1.4	Consolidated/combined cash flow statement relating to the financial years 2012, 2011 and 2010	137

1.5	Independent audit report of PwC on the selected consolidated/combined financial information of DEMB	138

1.6	Unaudited but reviewed information for the first half of the financial year 2013	140

1.7	Independent review report of PwC on the information for the first half of the financial year 2013	156

1.8	Unaudited and unreviewed information for the third quarter of the financial year 2013	158

2	FINANCIAL STATEMENTS 2012 OF DEMB	3

1.                                     SELECTED CONSOLIDATED/COMBINED FINANCIAL INFORMATION OF DEMB

The selected condensed / combined financial information has been derived from the 2012 financial statements.

Reading the selected consolidated / combined financial information is not a substitute for reading the audited financial statements of DEMB which are included in Section 2 of Part II of the Offer Memorandum.

1.1.                           Basis of Preparation

DEMB has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union.

Combined Group—Prior to Separation

The financial information with respect to the international coffee and tea business prior to Separation is reflected in the individual legal entities that comprise the Group. These combined financial statements have been prepared from the accounting records of Sara Lee and reflect the cash flows, revenues, expenses, assets, and liabilities of these individual legal entities. Because the separate legal entities that comprise the Group were not held by a single legal entity prior to Separation, Sara Lee’s net investment is shown in lieu of Shareholders’ equity in these combined financial statements. Sara Lee’s net investment represents the cumulative net investment by Sara Lee in the Group through that date. The impact of transactions between the Group and Sara Lee that were not historically settled in cash are also included in Sara Lee’s net investment.

The Group includes legal entities that are responsible for and have managed certain liabilities associated with a branded apparel business that was disposed of by Sara Lee prior to fiscal year 2009. These liabilities, which include pension, medical claims and environmental obligations, are therefore reflected in the combined financial statements of the Group along with any related expenses incurred during the financial statement periods presented herein.

During the periods presented, the Group functioned as part of the larger group of companies controlled by Sara Lee, and accordingly, Sara Lee performed certain corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning and investor relations. The costs of such services have been allocated to the Group based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. DEMB’s management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Sara Lee. The cost allocated for these functions is included in selling, general and administrative expenses in the combined income statements for the historical periods presented.

As the Group did not operate as a stand-alone entity in the past, these combined financial statements may not be indicative of the Group’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Group operated as a separate entity apart from Sara Lee during the periods presented.

Consolidated Group—Separation

The contribution of Sara Lee’s international coffee and tea business into the Company has been accounted for based on the Group’s accounting policy for common control transactions. Accordingly, the assets, liabilities and results of operations of the international coffee and tea business are presented for all periods based on the carrying values recognised in the combined financial statements of the Group immediately prior to the Separation. Sara Lee’s net investment has been converted into share capital and additional paid in capital and retained earnings.

The financial statements for all periods have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. Other than transactions which were part of the formation of the Group or the Separation from Sara Lee, the results of subsidiaries and associates acquired during the period are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires DEMB’s management to exercise its judgment in the process of applying the Group’s accounting policies.

1.2.                           Consolidated/combined statement of financial position relating to the financial years 2012, 2011 and 2010

CONSOLIDATED/COMBINED STATEMENTS OF FINANCIAL POSITION
AS OF 30 JUNE 2012, 2 JULY 2011 AND OPENING FINANCIAL POSITION AS OF 3 JULY 2010
(All amounts in thousands of Euro)

	2012	2011	2010
ASSETS
NONCURRENT ASSETS:
Property, plant and equipment	€377,437	€369,861	€365,644
Goodwill and other intangible assets	386,817	268,239	243,618
Investments in associate	12,567	15,675	15,161
Deferred income tax assets	91,418	59,497	65,648
Derivative financial instruments	—	153	691
Other noncurrent financial assets	46,855	21,322	21,375
Retirement benefit asset	150,193	12,796	632
Receivables from Sara Lee	—	494,826	—

	1,065,287	1,242,369	712,769

CURRENT ASSETS:
Inventories	404,863	437,545	308,839
Receivables from Sara Lee	—	1,221,531	1,849,259
Trade and other receivables	421,593	335,043	295,594
Income tax receivable	29,634	2,187	1,802
Derivative financial instruments	22,268	6,824	21,930
Cash and cash equivalents	220,343	1,342,594	663,762

	1,098,701	3,345,724	3,141,186

TOTAL ASSETS	€2,163,988	€4,588,093	€3,853,955

EQUITY/PARENT’S NET INVESTMENT AND LIABILITIES
EQUITY:
Share capital	71,383	—	—
Additional paid in capital	417,363	—	—
Other reserves	(171,148)	(195,563)	(193,520)
Parent’s net investment	—	3,466,630	2,712,457

	€317,598	€3,271,065	€2,518,937

NONCURRENT LIABILITIES:
Borrowings	528,958	17,316	321,763
Retirement benefit obligations	109,461	32,256	106,015
Deferred income tax liabilities	47,263	35,780	38,432
Provisions	52,077	33,905	34,183
Other noncurrent liabilities	73,516	52,630	54,872

	811,275	171,887	555,265

CURRENT LIABILITIES:
Borrowings	28,456	345,819	9,020
Payables to Sara Lee	—	1,120	3,225
Trade and other payables	630,543	563,260	478,060
Income taxes payable	294,615	186,014	236,680
Provisions	66,005	39,879	32,483
Derivative financial instruments	15,496	9,047	20,285

	1,035,115	1,145,139	779,753

TOTAL EQUITY/PARENT’S NET INVESTMENT AND LIABILITIES	€2,163,988	€4,588,093	€3,853,955

1.3.                           Consolidated/combined income statement relating to the financial years 2012, 2011 and 2010

CONSOLIDATED/COMBINED INCOME STATEMENT FOR THE FISCAL YEARS ENDED 30 JUNE 2012, 2 JULY 2011 AND 3 JULY 2010
(All amounts in thousands of Euro)

	2012	2011	2010
SALES	€2,795,018	€2,593,314	€2,313,363
COST OF SALES	(1,787,088)	(1,611,567)	(1,347,634)

GROSS PROFIT	1,007,930	981,747	965,729
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(898,219)	(656,488)	(623,796)

OPERATING PROFIT	109,711	325,259	341,933

FINANCE INCOME, NET	132,194	91,844	55,299
FINANCE COSTS, NET	17,442	(45,430)	14,668
SHARE OF PROFIT FROM ASSOCIATE	191	2,233	2,702

PROFIT BEFORE INCOME TAXES	259,538	373,906	414,602
INCOME TAX EXPENSE	(127,347)	(110,663)	(174,859)

PROFIT FOR THE YEAR	€132,191	€263,243	€239,743

EARNINGS PER SHARE —BASIC AND DILUTED	0.22	0.44	0.40

1.4.                           Consolidated/combined cash flow statement relating to the financial years 2012, 2011 and 2010

CONSOLIDATED/COMBINED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED 30 JUNE 2012, 2 JULY 2011 AND 3 JULY 2010
(All amounts in thousands of Euro)

	2012	2011	2010
NET CASH PROVIDED BY OPERATING ACTIVITIES	€102,453	€281,685	€364,846

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(97,311)	(77,477)	(65,708)
Proceeds from the sale of property, plant and equipment	4,277	1,096	1,787
Purchases of intangibles	(134,974)	(8,126)	(4,070)
Dividends received from associates	588	2,299	3,001
Acquisition of businesses, net of cash acquired	(23,367)	(24,084)	—
Interest received	22,346	20,244	15,711
Interest received from Sara Lee	80,605	28,511	36,199
Loans made to Sara Lee	(4,692,710)	(3,406,941)	(786,545)
Repayments of loans made to Sara Lee	5,297,286	3,535,365	1,152,957
Other	—	(23)	420

Net cash provided by/(used in) investing activities	456,740	70,864	353,752

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short-term borrowings	(1,433)	(55,384)	(5,124)
Proceeds from short-term borrowings	4	54,965	992
Repayments of bridge loan	(2,895,753)	—	—
Proceeds from bridge loan	2,895,753	—	—
Repayments of long-term debt	(474,252)	(175,836)	(329,420)
Proceeds from long-term debt issuance	150,005	189,247	346,262
Repayment of financing leases	—	(650)	(853)
Interest paid	(21,478)	(14,788)	(9,084)
Special dividend paid by DE US, Inc.	(1,419,150)	—	—
Transfers (to)/from Parent, net	80,398	342,632	(566,826)

Net cash provided by/(used in) financing activities	(1,685,906)	340,186	(564,053)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,946	(11,740)	401

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(1,123,767)	680,995	154,946
CASH AND CASH EQUIVALENTS—Beginning of fiscal year	1,339,049	658,054	503,108

CASH AND CASH EQUIVALENTS—End of fiscal year	€215,282	€1,339,049	€658,054

The Group’s cash flow from operating activities consist of the following (all amounts in thousands of Euro):

	2012	2011	2010
Profit for the year	€132,191	€263,243	€239,743
Adjustments for:
Depreciation, amortisation and impairments	105,886	91,962	83,991
Pension expense	19,195	6,052	17,611
Provision charge	66,509	28,939	8,724
Provision for doubtful accounts	1,527	1,378	2,362
Provision for inventory write-downs	4,396	3,779	4,670
Share of profit from associates	(191)	(2,233)	(2,702)
Finance income	(94,163)	(65,236)	(48,010)
Finance costs	19,463	20,040	15,788
Pension finance income	(38,030)	(26,608)	(7,289)
Loss on disposal of assets	6,067	10,241	6,849
Gain on sale of assets	(56)	(66)	(101)
Change in fair value of derivatives	5,642	(15,499)	9,769
Foreign exchange (gains)/losses	(42,547)	40,889	(40,225)
Other charges	—	(1,352)	(102)
Income tax expense	127,428	110,663	174,859
Changes in operating assets and liabilities:
Inventories	23,133	(119,457)	(13,004)
Trade and other receivables	(55,112)	(63,933)	24,723
Receivables from Sara Lee	5,453	912	(2,179)
Trade and other payables	63,883	77,968	12,932
Payables to Sara Lee	3,693	(2,103)	1,996
Derivative financial instruments	(15,190)	20,907	(20,741)
Pension payments	(151,607)	(78,947)	(83,515)
Payments of provisions	(59,058)	(22,478)	(26,299)
Other	(26,059)	2,624	4,996

Net cash provided by operating activities	€102,453	€281,685	€364,846

1.5.                           Independent audit report of PwC on the selected consolidated/combined financial information of DEMB

Independent Auditor’s report relating to D.E Masterblenders 1753 N.V. selected consolidated / combined financial information.

To: the Board of Management of D.E Masterblenders 1753 N.V.

We refer to the selected consolidated / combined financial information of D.E Masterblenders 1753 N.V., Amsterdam as included in Part II on pages 135 up to and including 138 of this Offer Memorandum dated 19 June 2013. The selected consolidated / combined financial information, comprising the summary consolidated/combined balance sheet as of 30 June 2012, the summary consolidated/combined income statement and summary consolidated/combined statement of cash flows for 2012, with the comparatives on 2011 and 2010, are derived from the audited 2012 financial statements of D.E Masterblenders 1753 N.V. We expressed an unqualified audit opinion on the 2012 financial statements in our Report of the Independent Registered Public Accounting Firm dated 11 October 2012 as included on pages 376 and 377 of this Offer Memorandum.

Those financial statements, and the selected consolidated / combined financial information, do not reflect the effects of events that occurred subsequent to the date of our report on those financial statements. The selected consolidated / combined financial information as included in Part II of this Offer Memorandum does not contain all the disclosures required by International Financial Reporting Standards as adopted by the European Union and Part 9 of Book 2 of the Dutch Civil Code. Reading the selected consolidated / combined financial information, therefore, is not a substitute for reading the audited 2012 financial statements of D.E Masterblenders 1753 N.V.

Management’s responsibility

Management is responsible for the preparation of the selected consolidated / combined financial information in accordance with the criteria as set out in the Basis for preparation paragraph on page 134 in the Offer Memorandum.

Auditor’s responsibility

Our responsibility is to express an opinion on the selected consolidated / combined financial information based on our procedures, which we conducted in accordance with Dutch Law, including the Dutch Standard 810 “Engagements to report on summary financial statements”.

Opinion

In our opinion, the selected consolidated / combined financial information of D.E Masterblenders 1753 N.V. containing the summary financial information over 2012, with the comparatives on 2011 and 2010 as included in Part II of the Offer Memorandum dated 19 June 2013 derived from the audited 2012 financial statements of D.E Masterblenders 1753 N.V. are consistent, in all material aspects, with those financial statements in accordance with the criteria as set out in the Basis for preparation paragraph on page 134 in the Offer Memorandum.

Emphasis of Matter

The Report of the Independent Registered Public Accounting Firm that we issued with the 2012 financial statements includes the following emphasis of matters paragraph that is also relevant for the selected consolidated / combined financial information:

•                  D.E Masterblenders 1753 N.V. did not operate as an entity separate from Sara Lee Corporation through 28 June 2012. Therefore, these financial statements may not necessarily be indicative of results that would have occurred had D.E Masterblenders 1753 N.V. been a separate stand-alone entity in that period.

•                  As discussed in Note 1 of the consolidated financial statements, the Company restated its comparative figures for the financial year ended 2 July 2011 and 3 July 2010 to correct for errors.

Restriction on use

The selected consolidated / combined financial information and our auditor’s report thereon are intended solely for enclosure in the Offer Memorandum in connection with the recommended cash offer of Oak Leaf B.V., and cannot be used for other purposes.

Amsterdam, 19 June 2013

PricewaterhouseCoopers Accountants N.V.

Orginal has been signed by Huub C. Wüst RA

1.6.                           Unaudited but reviewed information for the first half of the financial year 2013

D.E MASTER BLENDERS 1753 N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months periods ended 31 December 2012 and 31 December 2011

UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the six months periods ended 31 December 2012 and 31 December 2011
(All amounts in thousands of Euro, except per share data)

	Note	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*

Sales		1,362,845	1,388,601
Cost of sales		(828,103)	(880,513)

Gross profit		534,742	508,088
Selling, general and administrative expenses		(408,143)	(402,877)

Operating profit		126,599	105,211

Finance income, net	11	36,114	66,040
Finance costs, net	11	(34,487)	(1,276)
Share of profit from associate		2,558	707

Profit before income taxes		130,784	170,682
Income tax expense	8	(39,262)	(101,052)

Profit for the period		91,522	69,630

Earnings per share — basic and diluted		0.15	0.12

* see Note 1

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the six months periods ended 31 December 2012 and 31 December 2011
(All amounts in thousands of Euro)

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*

Profit for the period	91,522	69,630

Other comprehensive income (loss):
Retirement benefit obligation related items — net of tax of 9,168 and 16,136	(117,225)	(52,446)
Foreign currency translation — tax not applicable	(18,710)	(31,895)
Effective portion of cash flow hedge — net of tax of 2,650	(7,955)	—

Total other comprehensive loss — net of tax	(143,890)	(84,341)

Total comprehensive loss for the period	(52,368)	(14,711)

* see Note 1

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of 31 December 2012 and 30 June 2012
(All amounts in thousands of Euro)

	Note	31 December 2012	30 June 2012
Assets

Noncurrent assets:
Property, plant and equipment		369,688	377,437
Goodwill and other intangible assets		385,547	386,817
Investments in associate		15,286	12,567
Deferred income tax assets	8	126,290	91,418
Other noncurrent financial assets		60,569	46,855
Retirement benefit asset	9	86,593	150,193
		1,043,973	1,065,287
Current assets:
Inventories	5	343,809	404,863
Trade and other receivables		389,018	421,593
Income tax receivable		23,904	29,634
Derivative financial instruments		1,776	22,268
Cash and cash equivalents		294,204	220,343
		1,052,711	1,098,701
Total assets		2,096,684	2,163,988

Equity and liabilities

Equity:
Share capital		71,383	71,383
Additional paid in capital		407,145	417,363
Other reserves		(307,521)	(171,148)
Retained earnings		91,522	—
		262,529	317,598
Noncurrent liabilities:
Borrowings	7	494,869	528,958
Retirement benefit obligations	9	139,768	109,461
Deferred income tax liabilities	8	61,637	47,263
Provisions	10	55,765	52,077
Derivative financial instruments		38,282	—
Other noncurrent liabilities		74,144	73,516
		864,465	811,275
Current liabilities:
Borrowings	7	57,724	28,456
Trade and other payables		603,126	630,543
Income taxes payable		249,327	294,615
Provisions	10	43,629	66,005
Derivative financial instruments		15,884	15,496
		969,690	1,035,115
Total equity and liabilities		2,096,684	2,163,988

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months periods ended 31 December 2012 and 31 December 2011
(All amounts in thousands of Euro)

	Share capital	Additiona paid in capital	Parent’s Net Investment	Retirement Benefit Obligation Related Items	Currency Translation Reserve	Cash flow hedge reserve	Share-based payments reserve	Retained earnings	Total Parent Net Investment/ Equity

Balance — As of 2 July 2011 as restated	—	—	3,466,630	(195,586)	23	—	—	—	3,271,067
Profit for the period as restated	—	—	69,630	—	—	—	—	—	69,630
Retirement benefit obligation related items	—	—	—	(52,446)	—	—	—	—	(52,446)
Foreign currency translation as restated	—	—	—	—	(31,895)	—	—	—	(31,895)
Contributions from (distributions to) Parent	—	—	308,929	—	—	—	—	—	308,929

Balance — As of 31 December 2011 as restated	—	—	3,845,189	(248,032)	(31,872)	—	—	—	3,565,285

Retirement benefit obligation related items	—	—	—	29,362	—	—	—	—	29,362
Foreign currency translation as restated	—	—	—	—	79,394	—	—	—	79,394
Profit for the period	—	—	62,561	—	—	—	—	—	62,561
Contributions from (distributions to) Parent	—	—	(237,032)	—	—	—	—	—	(237,032)
Special dividend paid by DE US, Inc	—	—	(1,419,150)	—	—	—	—	—	(1,419,150)
Impact of Separation from Sara Lee	—	—	(1,762,822)	—	—	—	—	—	(1,762,822)
Issuance of Company common stock and formation of Group	71,383	417,363	(488,746)	—	—	—	—	—	—

Balance — As of 30 June 2012	71,383	417,363	—	(218,670)	47,522	—	—	—	317,598

Profit for the period	—	—	—	—	—	—	—	91,522	91,522
Retirement benefit obligation related items	—	—	—	(117,225)	—	—	—	—	(117,225)
Foreign currency translation	—	—	—	—	(18,710)	—	—	—	(18,710)
Cross currency interest rate swaps	—	—	—	—	—	(7,955)	—	—	(7,955)
Share based payments reclassification	—	(10,218)	—	—	—	—	10,218	—	—
Settlement of share based payments	—	—	—	—	—	—	(4,993)	—	(4,993)
Share based compensation expenses	—	—	—	—	—	—	2,292	—	2,292

Balance — As of 31 December 2012	71,383	407,145	—	(335,895)	28,812	(7,955)	7,517	91,522	262,529

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months periods ended 31 December 2012 and 31 December 2011
(All amounts in thousands of Euro)

	Note	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*

Net cash provided by operationg activities	13	94,431	(11,371)

Cash flows from investing activities:
Purchases of property, plant and equipment		(39,945)	(43,357)
Proceeds from the sale of property, plant and equipment		127	261
Purchases of intangibles		(8,664)	(3,227)
Acquisition of businesses, net of cash acquired		—	(22,523)
Interest received		14,928	12,135
Interest received from Sara Lee		—	36,765
Loans made		1,557	—
Loans made to Sara Lee		—	(1,716,000)
Repayments of loans made to Sara Lee		—	2,201,976

Net cash provided by/(used in) investing activities		(31,997)	466,030

Cash flows from financing activities:
Repayments of short-term borrowings		(31,930)	(36)
Proceeds from short-term borrowings		59,598	993
Repayments of long-term debt		(3,296)	(59,246)
Proceeds from long-term debt issuance		—	100,798
Interest paid		(18,228)	(4,789)
Transfers (to)/from Parent, net		—	158,770

Net cash provided by/(used in) financing activities		6,144	196,490

Effect of exchange rate changes on cash		5,283	840

Net increase in cash and cash equivalents		73,861	651,989
Cash and cash equivalents — Beginning of the period		220,343	1,339,049

Cash and cash equivalents — End of the period		294,204	1,991,038

* see Note 1

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.              DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS” or the “Company”) is a publicly traded company incorporated under the laws of the Netherlands and listed on Euronext Amsterdam. The Company has its registered office in Joure and its headquarter in Amsterdam, the address is: Oosterdokstraat 80, 1011 DK in Amsterdam, the Netherlands.

The unaudited condensed consolidated interim financial statements for the six months period ended 31 December 2012 include the financial statements of the Company and its subsidiaries (the “Group”).

These financial statements were authorised for issuance on 19 June 2013 by the board of directors of the Company.

Nature of Business—The Group consists of global operations with headquarters in the Netherlands. It offers innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. The Group is currently organised into three operating segments: Retail—Western Europe, Retail—Rest of World and Out of Home.

Within the Retail—Western Europe and Retail—Rest of World segments, the Group’s principal products are roast and ground multi-serve coffee, roast and ground single-serve coffee pads and capsules, instant coffee and tea. The Group sells its products predominantly to supermarkets, hypermarkets and through international buying groups.

In the Out of Home segment, the Group offers a full range of hot beverage products but focuses on its liquid roast products and related coffee machines. The Group’s products are sold either directly to businesses, hotels, hospitals and restaurants or to foodservice distributors for distribution to the customer. The Out of Home segment strives to offer a total coffee solution, depending on its customers’ needs.

Historically, the Group has not experienced significant seasonal variations in its operating results.

The period 1 July 2012 through 31 December 2012 represents the first half of fiscal year 2013 and the period 3 July 2011 through 31 December 2011 represents the first half of fiscal year 2012.

The condensed consolidated interim financial statements have not been audited, but have been reviewed.

Basis of Preparation

The Group has prepared these unaudited condensed consolidated interim financial statements in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union.

The basis of preparation and the accounting policies used to prepare the unaudited condensed consolidated interim financial statements are the same as those described in the consolidated financial statements as of and for the fiscal year ended 30 June 2012, except for taxes on income in the interim periods which are accrued using the tax rate that would be applicable to expected total annual earnings in each tax jurisdiction.

The financial statements for all periods have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities.

Combined group — Prior to Separation

On 28 June 2012, the international coffee and tea business of then Sara Lee Corporation (“Sara Lee” or “Parent”) was spun-off (the “Separation”) into the Company. The Company was formed on 27 February 2012 for the purpose of becoming the parent company of the international coffee and tea business of Sara Lee.

The financial information with respect to the international coffee and tea business prior to Separation is reflected in the individual legal entities that comprise the Group. The financial statements prior to Separation have been prepared from the accounting records of Sara Lee and reflect the cash flows, revenues, expenses, assets, and liabilities of these individual legal entities. Because the separate legal entities that comprise the Group were not held by a single legal entity prior to Separation, Parent’s net investment was shown in lieu of equity in these financial statements. Parent’s net investment represents the cumulative net investment by Sara Lee in the Group through that date. The impact of transactions between the Group and Sara Lee that were not historically settled in cash are also included in Parent’s net investment.

During the periods prior to Separation, the Group functioned as part of the larger group of companies controlled by Sara Lee, and accordingly, Sara Lee performed certain corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning and investor relations. The costs of such services were allocated to the Group based on the most relevant allocation method to the service provided, primarily based on percentage of revenue or headcount. Management believes such allocations were reasonable; however, they might not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Sara Lee. The cost allocated for these functions was included in selling, general and administrative expenses in the income statements for the periods presented prior to Separation.

Consolidated group — after Separation

The contribution of Sara Lee’s international coffee and tea business into the Company was accounted for based on the Group’s accounting policy for common control transactions. Accordingly, the assets, liabilities and results of operations of the international coffee and tea business were presented for all periods based on the carrying values recognised in the financial statements of the Group immediately prior to the Separation. Following the Separation, the Group’s equity represents the Company’s issued and outstanding share capital, additional paid in capital and reserves.

• Share capital: share capital was established based on the par value of €0.12 per share for the 594,859,274 shares issued in connection with the Separation;

• Additional paid in capital: the remaining parent’s net investment, after recording share capital.

RESTATEMENT OF PRIOR UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On 1 August 2012, the Group announced it had identified accounting irregularities involving previously issued financial results for its Brazilian operations, which would require the restatement of their previously issued financial statements.  The accounting irregularities and certain other adjustments identified in the Brazil operations included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of accruals for various litigation issues, and the failure to write-off obsolete inventory and other inventory valuation issues. These accounting irregularities and certain other adjustments resulted from an ineffective control environment maintained by management in Brazil, including intentional overrides of internal controls, and extensive cross-functional collusion by company personnel and third parties in Brazil. These actions were designed to meet earnings targets.

The Group has restated its previously issued unaudited condensed consolidated financial statements for the six months period ended 31 December 2011 to reflect the correction of the accounting errors. The impact of the restatement is as follows (amounts in thousands of euro, except for per share data):

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six months period ended 31 December 2011:

	Previously reported	Adjustment	Restated

Sales	1,387,205	1,396	1,388,601
Cost of sales	(878,310)	(2,203)	(880,513)

Gross profit	508,895	(807)	508,088
Selling, general and administrative expenses	(402,746)	(131)	(402,877)

Operating profit	106,149	(938)	105,211

Finance income, net	66,040	—	66,040
Finance costs, net	(1,276)	—	(1,276)
Share of profit from associate	707	—	707

Profit before income taxes	171,620	(938)	170,682
Income tax expense	(101,077)	25	(101,052)

Profit for the period	70,543	(913)	69,630

Earnings per share	0.12	(0)	0.12

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the six months period ended 31 December 2011:

	Previously reported	Adjustment	Restated

Profit for the period	70,543	(913)	69,630

Other comprehensive income (loss):
Retirement benefit obligation related items — net of tax	(52,446)	—	(52,446)
Foreign currency translation — tax not applicable	(35,374)	3,479	(31,895)

Total other comprehensive loss — net of tax	(87,820)	3,479	(84,341)

Total comprehensive loss for the period	(17,277)	2,566	(14,711)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months period ended 31 December 2011:

	Previously reported	Adjustment	Restated

Parent’s net investment	3,604,204	(38,919)	3,565,285

The statement of cash flow for the six months period ended 31 December 2011 was restated for the decrease in the profit for the year amounting to € 913,000. This decrease was offset by movements in other items within net cash provided by operating activities.

All adjustments relate to the Retail—Rest of World segment.

2.              ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s consolidated financial statements as of and for the fiscal year ended 30 June 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union.

IAS 19, Employee Benefits, was amended in June 2011 for annual reporting periods beginning on or after 1 January 2013, with early adoption permitted. The amendments require the calculation of finance costs on a net funding basis and replacement of the expected return on plan assets by the discount rate. The Group performed an initial calculation of the impact of adopting the amendment to IAS 19. The Group estimates that if the amendment had been applied during the six months period ended 31 December 2012, the finance income would be reduced with approximately €19 million. The Group will adopt the amended IAS 19 as from the next fiscal year, starting 1 January 2014.

3.              FINANCIAL RISKS

Cross currency interest rate swap

In line with the group’s risk management policy, in September 2012 the Group entered into cross currency interest rate swaps to hedge the full amount of fixed interest rate US Dollar denominated senior notes ($650 million) into fixed interest rate Euro debt. The payment terms of the cross currency interest rate swaps exactly mirror the interest and principal payment conditions of the underlying US Dollar denominated senior notes.

The cross currency interest rate swaps have been designated for hedge accounting as cash flow hedges. Fair value movements are recognised directly in the Cash Flow Hedge Reserve, a separate component within Equity, net of the foreign exchange and interest effective to the period.

4.              SEGMENT INFORMATION

The segment information for the six months period ended 31 December 2012 is as follows (all amounts in thousands of Euro):

	Retail – Western Europe	Retail – Rest of World	Out of Home	Unallocated	Total

Sales	624,368	402,398	316,979	19,100	1,362,845

Adjusted EBIT	127,974	25,540	47,249	(19,174)	181,589

Restructuring charges (Note 10)					(14,505)
Restructuring—related expenses					(6,133)
Impairment charges					(10,208)
Legacy items					(1,660)
Non-recurring expenses					(15,155)
Other					(7,329)

Operating profit					126,599
Finance income, net					36,114
Finance costs, net					(34,487)
Share of profit (loss) from associate					2,558

Profit before tax					130,784

Depreciation and amortisation expense					42,742

The segment information for the six months period ended 31 December 2011 is as follows (all amounts in thousands of Euro):

	Retail – Western Europe	Retail – Rest of World (a)	Out of Home (a), (b)	Unallocated	Total

Sales	625,581	378,189	309,629	75,202	1,388,601

Adjusted EBIT	100,937	24,259	51,601	(9,143)	167,654

Restructuring charges (Note 10)					(35,448)
Restructuring—related expenses					(20,133)
Impairment charges					(6,463)
Branded Apparel costs					(536)
Other					137

Operating profit					105,211
Finance income, net					66,040
Finance costs, net					(1,276)
Share of profit (loss) from associate					707

Profit before tax					170,682

Depreciation and amortisation expense					39,873

(a)         restated, see Note 1

(b)         a scope change to align with how the segments are controlled, has lead to the transfer of certain Out of Home activities to the segment Retail Rest of World

5.              INVENTORIES

The composition of inventories is as follows (all amounts in thousands of Euro):

	31 December 2012	30 June 2012

Raw materials (including packaging)	196,016	201,027
Work in progress	13,394	13,607
Finished goods (including Out of Home machines)	144,860	201,279

	354,270	415,913
Provision for write downs	(10,461)	(11,050)

Total	343,809	404,863

6.              SHARE-BASED PAYMENTS

The Group recognised total share based compensation expense of €2.3 million in the six months period ended 31 December 2012 (six months period ended 31 December 2011: €0.9 million).

7.              BORROWINGS

The Group’s borrowings are summarised in the following table (all amounts in thousands of Euro):

	Maturity	Currency	31 December 2012		30 June 2012
	date	denomination	Current	Noncurrent	Current	Noncurrent
3.60% Series A Senior Notes	May 2019	US Dollars	—	175,292	—	186,615
3.81% Series B Senior Notes	May 2020	US Dollars	—	90,668	—	96,525
4.03% Series C Senior Notes	May 2021	US Dollars	—	93,691	—	99,743
4.20% Series D Senior Notes	May 2022	US Dollars	—	131,469	—	139,961
Debt issuance costs	Various	US Dollars	—	(1,035)	—	(1,206)
Brazilian real borrowings	Various	Brazilian Real	49,004	—	25,136	—
Acquisition financing	Various	Brazilian Real	3,868	4,629	3,320	7,158
Other financing	Various	Various	4,852	155	—	162

Total borrowings			57,724	494,869	28,456	528,958

8.              INCOME TAXES

	31 December 2012	31 December 2011

Interim tax rate	29.9%	39.0%
Discrete items	0.0%	19.9%

Effective tax rate	29.9%	58.9%

The interim tax rate is estimated using the effective tax rate per country for the fiscal year, where the current fiscal year consists of 18 months whereas last fiscal year consisted of 12 months. The interim tax rate of the Group in the six months period ended 31 December 2012 has significantly reduced compared to the six months period ended 31 December 2011. This reduction is primarily a result of structurally lower US repatriation taxes combined with additional restructurings and other initiatives that are or will be implemented this fiscal year.

Last year’s discrete items primarily related to the recognition of a tax liability for profits that were no longer assumed to be reinvested in anticipation of the separation from Sara Lee combined with changes in estimates of uncertain tax positions.

9.              RETIREMENT BENEFIT OBLIGATIONS

During the period from 30 June 2012 to 31 December 2012 the Group made contribution payments the pension plans of €29 million of which €25 million to the UK Plans and €4 million to the plans in the Netherlands and in other countries.

The average discount rate used to determine the benefit obligation decreased from 4.40% to 3.82% during the period. As a result the pension obligation increased by €237 million and the asset ceiling restriction was no longer valid (30 June 2012: €65 million).

Together with a gain on plan assets (€45 million) a total loss of comprehensive income was recognised of €127 million.

10.       PROVISIONS

The change in provisions was as follows (all amounts in thousands of Euro):

	Restructuring	Legal and Other	Total

Noncurrent	10,300	23,605	33,905
Current	28,559	11,320	39,879

Carrying amount as of 3 July 2011	38,859	34,925	73,784

Additions charged to income statement	37,890	—	37,890
Payments	(23,749)	(3,326)	(27,075)
Change in estimate	(2,442)	(5,155)	(7,597)
Unwinding of discount and effect of changes in the discount rate	148	180	328
Other	3,870	—	3,870
Currency translation differences	(51)	(502)	(553)

Carrying amount as of 31 December 2011	54,525	26,122	80,647

Noncurrent	1,396	20,974	22,370
Current	53,129	5,148	58,277

Carrying amount as of 31 December 2011	54,525	26,122	80,647

	Restructuring	Legal and Other	Total

Noncurrent	767	51,310	52,077
Current	40,427	25,578	66,005

Carrying as of fiscal year 30 June 2012	41,194	76,888	118,082

Additions charged to income statement	14,505	(2,516)	11,989
Payments	(23,582)	(3,854)	(27,436)
Change in estimate	81	(544)	(463)
Unwinding of discount and effect of changes in the discount rate	10	468	478
Other	(309)	(1,680)	(1,989)
Currency translation differences	(21)	(1,246)	(1,267)

Carrying amount as of 31 December 2012	31,878	67,516	99,394

Noncurrent	767	54,998	55,765
Current	31,111	12,518	43,629

Carrying amount as of 31 December 2012	31,878	67,516	99,394

Restructuring—During the periods presented, the Group took a number of actions to maximise the efficiency of its operations, which resulted in a decreased headcount.

In connection with these actions, the Group recognised expenses of €14.5 million and €12.7 million during the six months periods 31 December 2012 and 31 December 2011, respectively. The Group expects that the majority of the remaining provision will be paid out within the next 12 months with certain payments extending out five years.

The Group also took a charge of €25.2 million in the six months period ended 31 December 2011 to recognise certain contractual termination fees for IT contracts that were renegotiated to align with our current organisational structure.

11.       FINANCE INCOME AND COSTS

Finance income consists of the following (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011

Pension finance income:
Expected return on assets	76,730	74,748
Interest expense	(56,165)	(56,590)

Total pension finance income	20,565	18,158
Interest income on loans to Sara Lee	—	35,008
Other interest income	15,549	12,874

Total	36,114	66,040

Finance costs consist of the following (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011

Interest expense	23,164	10,709
Net foreign exchange (gain) loss	11,323	(9,682)
Other	—	249

Total	34,487	1,276

12.       RELATED-PARTY TRANSACTIONS

The Group had historically been part of the Sara Lee and as a result had entered into a number of transactions with other Sara Lee entities. The Group shared many functions and services that were performed by various members of Sara Lee and costs were allocated across the relevant entities which had benefited prior to the Separation. The costs were allocated on the basis that Sara Lee believed was a reasonable reflection of the utilisation of each service provided or the benefit received by each Sara Lee entity. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Group if it had performed these functions or received these services as a stand-alone group. Balances and transactions between entities within the Group, which are related parties, have been eliminated and are not disclosed in this note.

The Group’s transactions with Sara Lee prior to the Separation, were as follows (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011

Sales to Sara Lee	—	6,105
Management fee earned from Sara Lee for research and development	—	2,539
Corporate overhead allocations from Sara Lee	—	17,587
Share-based payments	—	969
Interest income on loans receivable from Sara Lee	—	35,010

In December 2012, the Company announced that CEO Mr. M. Herkemij would leave at the end of the calendar year, and that Mr. J. Bennink will assume these responsibilities until a new CEO will be appointed.

The Board and Mr. M. Herkemij have reached a mutual agreement that includes the following remuneration components:

•                  Six months’ salary, pension contributions, vacation days, insurances and benefits in lieu of notice in the amount of €675,647 plus the short term variable compensation conditional upon achievement of actual business performance over the period 1 July 2012 through 30 June 2013. The at-target bonus amount would be €900,000 providing at-target achievement, payable in September 2013;

•                  Severance payment of one base salary in the amount of €900,000;

•                  Long term incentive for which the performance condition has been settled will be pro-rated at 50%, equalling 25,088 DEMB units pre-tax. These have vested in DEMB shares as per 31 December 2012;

•                  Long term incentive conditional upon achievement against the relative Total Shareholder Return performance condition. These have been pro-rated at 25% of the total grant awards, equalling 26,520 for the 2/3rd fiscal year 2012 grant (grant value €250,000) plus 40,463  for the September 2012 grant (grant value €375,000). The final value upon vesting at 30 June 2013 will be determined by the performance condition achievement at that point.

•                  All remaining long term incentives have been cancelled.

13.       CASH FLOW FROM OPERATING ACTIVITIES

The Group’s cash flow from operating activities consists of the following (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*

Profit for the period	91,522	69,630

Adjustments for:
Depreciation, amortisation and impairments	49,605	46,336
Loss on sale of assets	2,403	4,575
Share of profit from associate	(2,558)	(707)
Income tax expense	39,262	101,055
Interest income	(15,549)	(47,885)
Interest expense	23,164	11,308
Pension expense	(8,417)	(10,353)
Provision charges	11,989	30,293

Changes in operating assets and liabilities:
Inventories	55,377	(76,459)
Provision for inventory write-downs	(505)	3,624
Trade and other receivables	(3,509)	5,698
Provision for doubtful accounts	1,787	1,236
Trade and other payables	(10,580)	(1,721)
Derivative financial instruments	21,156	(34,378)
Other	788	(5,697)
Pension payments	(28,542)	(80,852)
Payments of provisions	(26,154)	(27,075)
Income tax payments	(106,808)	—

Net cash provided by operating activities	94,431	(11,371)

* See Note 1

OTHER INFORMATION

Financial Risk Factors

D.E MASTER BLENDERS 1753 N.V. risk categories and risk factors which could have a material impact on it financial position and results are extensively described in the 2012 Annual Report. Those risk categories and risk factors are deemed incorporated and repeated in this report by reference and D.E MASTER BLENDERS 1753 N.V. beliefs that these risks similarly apply for the next 12 months of 2013.

With respect to related parties reference is made to note 12 of these interim financial statements.

Responsibilities of the Directors

The Directors declare that, to the best of their knowledge:

This condensed set of interim financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, gives a true and fair view of the assets, liabilities, financial position and profit of  D.E MASTER BLENDERS 1753 N.V.

The interim management report gives a true and fair view of the information required in accordance with Article 5:25 d (8) of the Financial Supervision Act.

/s/ Jan Bennink	/s/ Michel M.G. Cup

Jan Bennink	Michel M.G. Cup
Chief Executive Officer	Chief Financial Officer

19 June 2013

1.7.                           Independent review report of PwC on the information for the first half of the financial year 2013

Review report relating to D.E Masterblenders 1753 N.V. condensed consolidated interim financial information.

To: the Board of Management of D.E Masterblenders 1753 N.V.

Introduction

We have reviewed the condensed consolidated interim financial information for the six-month period ended 31 December 2012 of D.E Masterblenders 1753 N.V., Amsterdam, which comprises the condensed statement of financial position as at 31 December 2012, the condensed statement of comprehensive income, the condensed statement of changes in equity, the condensed statement of cash flows and the selected explanatory notes for the six-month period then ended, as included on pages 140 up to and including 156 of this Offer Memorandum dated 19 June 2013.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the

European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the company. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information as at 31 December 2012, as included on pages 140 up to and including 156 of this Offer Memorandum dated 19 June 2013, is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Corresponding figures not reviewed

We have not performed a review engagement on the condensed consolidated interim financial information of the previous years. Consequently the corresponding figures in the condensed statement of financial position, the condensed statement of comprehensive income, the condensed statement of changes in equity and the condensed statement of cash flows for the six-month period ended 31 December 2011 have not been reviewed.

Emphasis of Matter

The Report of the Independent Registered Public Accounting Firm that we issued with the 2012 financial statements includes the following emphasis of matters paragraph that is also relevant for the condensed consolidated interim financial information:

•                  D.E Masterblenders 1753 N.V. did not operate as an entity separate from Sara Lee Corporation through 28 June 2012. Therefore, the condensed consolidated interim financial information of the previous years may not necessarily be indicative of results that would have occurred had D.E Masterblenders 1753 N.V. been a separate stand-alone entity in that period.

•                  As discussed in Note 1 of the consolidated financial statements, the Company restated its comparative figures for the financial year ended 2 July 2011 and 3 July 2010 to correct for errors.

Restriction on use

The condensed consolidated interim financial information for the six-month period ended 31 December 2012 and our review report thereon are intended solely for enclosure in the Offer Memorandum in connection with the recommended cash offer of Oak Leaf B.V., and cannot be used for other purposes.

Amsterdam, 19 June 2013

PricewaterhouseCoopers Accountants N.V.

Orginal has been signed by Huub C. Wüst RA

1.8.                           Unaudited and unreviewed information for the third quarter of the financial year 2013

Trading Statement

Third Quarter and First Nine Months Fiscal Year 2013

Amsterdam, April 24, 2013

Key Messages Third Quarter Fiscal Year 2013

•                  Total segment sales down (3.2)%, like-for-like(11); reported segment sales down (5.5)%

•                  Retail — Rest of World continues to perform well

•                  Retail — Western Europe impacted by promotional price pressure

•                  L’OR capsules show continued strong growth

OUTLOOK FIRST 12 MONTHS FISCAL YEAR 2013 CONFIRMED

The Company expects to grow its segment sales by 0 to +2% and to improve the underlying EBIT margin by +100 to 150 bps in the first 12 months of FY 13.  The outlook reflects continued price and volume pressure in Western Europe.  The Company is therefore rebalancing pricing and volumes to re-establish its competitive position, which affects sales.  The Company continues to invest strongly in A&P to support its brands and innovations.

Third Quarter FY 13				First Nine Months FY 13
	Change				Change
Sales (€ mln)	LFL(1)	Reported		Sales (€ mln)	LFL(1)	Reported
292	(8.5)%	(10.0)%	Retail — W-Europe	917	(2.8)%	(3.5)%
184	6.8%	(0.5)%	Retail — Rest of World	586	6.9%	4.2%
157	(3.3)%	(2.0)%	Out of Home	474	(2.1)%	0.9%
633	(3.2)%	(5.5)%	Total segment sales	1,977	0.0%	(0.3)%
10			Non-allocated(12)	29
643		(9.4)%	Total sales	2,006		(4.4)%

SALES PERFORMANCE THIRD QUARTER FY 13

Total segment sales decreased (3.2)% to € 633 mln, on a like-for-like basis, in the third quarter of FY 13.  Volumes declined (4.6)% mainly driven by Retail — Western Europe and Out of Home (OOH).  Pricing was largely stable at (0.3)%.  Mix/other was able to partly compensate, delivering 1.7% growth. Acquisitions contributed 0.1% to the reported growth and currency translation effects negatively impacted growth by (2.4)%.  Total segment sales decreased by (5.5)% on a reported basis.

(11) Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates

(12) Non-allocated sales represent green coffee export sales.  Management has announced to bring these sales down to around € 45 mln by the end of FY 13.

Retail — Western Europe

Third quarter performance of the segment Retail — Western Europe was impacted by the earlier announced management changes in the five key countries, lower volumes in France due to tough trade negotiations and by aggressive promotional activities by private labels in most western European countries.  The related negative effects on volumes in R&G and Senseo were mainly visible in January/February.  The Company is rebalancing pricing and promotional activities to re-establish its competitive position, which has resulted in a significant rebound in volumes and sales performance from March onwards.  In these challenging circumstances, coffee market shares for the quarter increased in the Netherlands, Denmark and Germany, remained largely stable in France and somewhat lower in Spain and Belgium compared to the preceding quarter.  L’OR capsules continued to deliver superior growth in the quarter and are currently rolled out in Germany. Altogether, this has resulted in a sales decrease of (8.5)% on a like-for-like basis in the quarter.

Retail — Rest of World

The segment Retail — Rest of World sustained the good performance of the preceding quarter with a like-for-like sales growth of 6.8%.  This growth was driven by positive mix and pricing which was slightly offset by a minor decrease in volumes.  Australia sustained its excellent performance, Thailand continued to improve its market share to above pre-flooding levels and Brazil delivered a solid performance.  In Hungary, however, the Company continued to suffer from the country’s poor market circumstances while Poland was impacted by aggressive pricing from competition.

Out of Home

Sales in the segment Out of Home decreased (3.3)% on a like-for-like basis in the third quarter.  The decline can mainly be explained by the ongoing challenging market conditions in the segment’s main markets, tough contract negotiations in certain of the segment’s key markets as well as by general price pressure due to the significant drop in green coffee prices and pricing initiatives by competition.

SALES PERFORMANCE FIRST NINE MONTHS FISCAL YEAR 2013

Total segment sales remained stable, on a like-for-like basis, in the first nine months of FY 13.  This performance was driven by 1.7% growth in mix/other and price growth of 1.0%.  Volumes declined by (2.7)%.  Acquisitions contributed 0.7% to the reported growth and currency translation effects negatively impacted growth by (1.0)%.  Total segment sales decreased by (0.3)% on a reported basis.

Appendix 1

EXPLANATION OF NON-IFRS FINANCIAL MEASURES

This Trading Statement refers to like-for-like sales growth and underlying EBIT margin, which are measures that are not recognized under IFRS or other generally accepted accounting principles (GAAP).  The Company has included these measures as the Company uses these measures in operating its business and because it believes that these measures are useful to investors, and other users of its financial information, in helping them to understand the company’s underlying business performance.  The definition of these non-IFRS measures are as follows:

Like-for-like sales represents sales, excluding green coffee export sales, calculated at the exchange rate for the most recent period and adjusted to eliminate acquisitions to the extent they are not included in both periods.

Underlying EBIT represents profit for the period before share of profit from associates, finance income / (costs), income tax expense and adjusted to exclude income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment profits as well as items that the Company deems to be non-recurring.

The following tables provide reconciliation between total segment sales and like-for-like total segment sales.

Sales growth third quarter FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(4.6)%
Price				(0.3)%
Mix/Other				1.7%
Like-for-like total segment sales change	(8.5)%	6.8%	(3.3)%	(3.2)%
Foreign exchange	(0.1)%	(7.8)%	(0.2)%	(2.4)%
Change in scope*	(1.4)%	0.5%	1.5%	0.1%
Total segment sales change	(10.0)%	(0.5)%	(2.0)%	(5.5)%

* As a result of acquisitions/divestitures and inter-segment reclassifications

Sales growth first nine months FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(2.7)%
Price				1.0%
Mix/Other				1.7%
Like-for-like total segment sales change	(2.8)%	6.9%	(2.1)%	0.0%
Foreign exchange	0.2%	(4.4)%	0.8%	(1.0)%
Change in scope*	(0.9)%	1.7%	2.2%	0.7%
Total segment sales change	(3.5)%	4.2%	0.9%	(0.3)%

* As a result of acquisitions/divestitures and inter-segment reclassifications

Appendix 2

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company.  Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain.  The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements.  Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

It is to be noted that totals in this report might deviate from the sum of the individual inputs due to rounding.

2.                                     FINANCIAL STATEMENTS 2012 OF DEMB

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-179839

D.E MASTER BLENDERS 1753 N.V.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands +31 20-558-1753
(Address of principal executive offices)

Robin Jansen Vice President Investor Relations Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands +31 20-558-1753 Investor-relations@DEMB.com	Onno van Klinken General Counsel and Corporate Secretary Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands + 31 20-558-1753 corporate.secretary@DEMB.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value €0.12 per share	NYSE Euronext Amsterdam

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

594,859,274 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐  Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

☒  Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒ No

PRESENTATION OF CERTAIN INFORMATION

D.E MASTER BLENDERS 1753 N.V. is referred to in this Annual Report on Form 20-F as “D.E MASTER BLENDERS” and D.E MASTER BLENDERS together with its member companies are together referred to as the “D.E MASTER BLENDERS Group” or the “Group”. For such purposes, “member companies” means, in relation to D.E MASTER BLENDERS 1753 N.V., those companies that are required to be consolidated in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union. References to the “NYSE Euronext Amsterdam” are to NYSE Euronext in Amsterdam. References to the “SEC” are to the Securities and Exchange Commission.

In this Annual Report on Form 20-F, references to “EUR”, “euro” and “€” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “$”, “USD”, “US$” and “US dollars” are to the lawful currency of the United States of America, references to “GBP”, “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “AUD”, “A$” and “Australian dollars” are to the lawful currency of Australia and references to “BRL”, “R$” and “Brazilian real” are to the lawful currency of the Federative Republic of Brazil.

Unless the context otherwise requires, all references herein to “we”, “our”, “us”, “the Company” and refer to D.E MASTER BLENDERS (i) after the conversion of D.E MASTER BLENDERS B.V. from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and following the separation, and (ii) prior to the separation of D.E MASTER BLENDERS on June 28, 2012 from the Sara Lee Corporation, they refer to Sara Lee Corporation’s international coffee and tea businesses. All references herein to “Hillshire Brands Company”, “Hillshire”, “Sara Lee Corporation” and “Sara Lee” refer to Hillshire Brands Company, which was formerly known as Sara Lee Corporation. All references herein to the distribution refer to the distribution to the shareholders of Hillshire of all of the shares of common stock of DE US, Inc. All references herein to the merger refer to the merger of a wholly owned subsidiary of D.E MASTER BLENDERS with and into DE US, Inc. pursuant to which each outstanding share of DE US, Inc. common stock was exchanged for one ordinary share of D.E MASTER BLENDERS and DE US, Inc. became a subsidiary of D.E MASTER BLENDERS. All references herein to the spin-off or separation refer to the merger, distribution and other transactions contemplated thereby, collectively.

FORWARD LOOKING STATEMENTS

This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: the expected benefits of the separation from Sara Lee Corporation; our access to credit markets; and the funding of pension plans. These statements may be preceded by terms such as “expects,” “anticipates,” “projects” or “believes.” In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as commodity price risks, foreign exchange rate risks, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events, and are inherently uncertain. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the Company’s ability to transition successfully to a stand-alone operation, ongoing trends in the marketplace that affect the price and demand for the Company’s products, the cost and availability of raw materials, the outcome of the Company’s internal investigation relating to its operations in Brazil and the impact of the restatement of the historical financial statements as well as those listed in the section entitled “Risk Factors” in Item 3D.

We urge you to read the sections of this Annual Report entitled “Risk Factors,” “Operating and Financial Review and Prospects,” “Industry Overview” and “Business Overview” for a discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Annual Report.

MARKET, ECONOMIC AND INDUSTRY DATA

In this Annual Report, we make certain statements regarding our competitive and market position. We believe these statements to be true based on market data, industry statistics and publicly available information. Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this Annual Report consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. The information in this Annual Report that has been sourced from independent sources has been accurately reproduced and, as far as we are aware and able to ascertain from the information published by that independent source, no facts have been omitted that would render the reproduced information inaccurate or misleading. We have not independently verified these data or determined the reasonableness of the assumptions used by their compilers, nor have data from independent sources been audited in any manner. In many cases, including with respect to information regarding our competitive position in the Out of Home market, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates, which have not been verified by any independent sources. All of the assumptions, estimates and expectations underlying our statements have been based on careful analysis and are our reasonable beliefs.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3A Selected financial data

A summary of historical financial data as of June 30, 2012, July 2, 2011 and July 3, 2010 and for the years then ended have been derived from our audited financial statements included elsewhere herein. The selected financial data as of June 27, 2009 and for the year then ended have been derived from our historical financial statements after adjusting the financial statements for the impact of the restatement impacts as discussed below. Our financial statements have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board and adopted by the European Union.

Our financial statements for the periods prior to June 28, 2012 represent combined financial statements, as the Sara Lee international coffee and tea business was not held by a single parent company prior to the separation. The combined financial statements were prepared on a “carve-out” basis for purposes of presenting our financial position, results of our operations and cash flows. Prior to June 28, 2012, the Group did not operate as a stand-alone entity and accordingly the selected financial data presented herein are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we operated as an independent publicly traded company during the periods presented.

In connection with the Groups’ first year-end financial closing process as an independent company, the Group identified accounting irregularities and certain other errors related to its previously reported historical financial carve-out financial statements for fiscal years 2009 through 2011. Outside legal counsel and independent forensic accountants conducted a comprehensive investigation into the irregularities, confirming that the irregularities in Brazil began prior to 2009 and continued until identified in July 2012. The historical financial statements have been restated to include the effects of the accounting irregularities and certain other errors.

You should read the selected financial data in conjunction with our historical financial statements and related notes and “Operating and Financial Review and Prospects” included in Item 5. Our historical results do not necessarily indicate our expected results for any future periods.

	Fiscal Year Ended
	June 30, 2012	July 2, 2011 Restated	July 3, 2010(1) Restated	June 27, 2009 Restated
	(amounts in millions of euro, except percentages and per share amounts)
Income Statement Data
Sales	2,795.0	2,593.3	2,313.4	2,218.3
Cost of sales	1,787.1	1,611.6	1,347.7	1,333.1

Gross profit	1,007.9	981.7	965.7	885.2
Selling, general and administrative expenses	898.2	656.4	623.8	554.3

Operating profit	109.7	325.3	341.9	330.9
Finance income, net	132.2	91.8	55.3	128.1
Finance costs, net	17.4	(45.4)	14.7	(12.1)
Share of profit from associates	0.2	2.2	2.7	3.4

Profit before income taxes	259.5	373.9	414.6	450.3
Income tax expense	127.3	110.7	174.9	127.3

Profit for the period	132.2	263.2	239.7	323.0

Earnings per Ordinary Share-Basic and Diluted(2)	0.22	0.44	0.40	0.54

Weighted Average Shares Outstanding-Basic and Diluted (in millions of shares)	595	595	595	595

Balance Sheet Data
Cash and cash equivalents	220.3	1,342.6	663.8	506.4
Trade receivables	282.3	250.0	228.7	226.8
Inventories	404.9	437.5	308.8	275.7
Trade payables	282.1	264.7	198.3	185.5
Property, plant and equipment	377.4	369.9	365.6	372.6
Total borrowings	557.4	363.1	330.8	308.0
Total parent’s net investment(3)	—	3,271.1	2,518.9	2,808.1
Total shareholders’ equity(3)	317.6	—	—	—

Cash Flow Data
Cash generated from (used in) operating activities(4)	102.5	281.7	364.8	194.0
Cash generated from (used in) investing activities(5)	456.7	70.8	353.8	(70.6)
Cash generated from (used in) financing activities(5)	(1,685.9)	340.2	(564.1)	(346.3)

Other Financial Data
Sales growth	7.8%	12.1%	4.3%	n/a
Like for like sales growth(6)	7.5%	9.2%	0.5%	n/a
EBIT(7)	109.9	327.5	344.6	334.3
EBIT margin(8)	3.9%	12.6%	14.9%	15.1%
Adjusted EBIT(7)	321.8	357.2	366.1	339.6
Adjusted EBIT margin(8)	11.5%	13.8%	15.8%	15.3%
Working capital(9)	63.6	2,200.6	2,361.4	2,577.7
Operating working capital(9)	405.1	422.8	339.2	317.0
Operating working capital as a percentage of sales(9)	14.5%	16.3%	14.7%	14.3%
Free cash flow(10)	5.2	204.2	299.1	76.5
Net cash(11)	—	979.5	333.0	198.4
Net debt(11)	337.1	—	—	—
Capital expenditures	97.3	77.5	65.7	117.5

(1)         Our fiscal year ends on the Saturday closest to June 30. Fiscal years 2012, 2011 and 2009 were 52-week and 2010 was a 53-week year.

(2)         Earnings per share is computed by dividing profit for the period by the weighted average number of common shares outstanding for the period. The earnings per share for the periods prior to the separation were computed as if the shares issued at separation, which equal the shares outstanding at June 30, 2012, were outstanding for all periods presented.

(3)         As the entities within Sara Lee’s international coffee and tea operations were not held by a single legal entity prior to the separation we presented parent’s net investment instead of shareholders’ equity. Upon the international coffee and tea operations becoming owned by the Company, the parent’s net investment was converted into shareholders’ equity.

(4)         For the periods prior to separation, we have assumed all taxes were settled by Hillshire, and as a result there are no cash taxes reflected in our operating cash flows. As a consequence, our future operating cash flows will be reduced by tax payments that are currently reflected as distributions to Hillshire in financing activities in the statement of cash flow.

(5)         For the periods prior to separation, our investing cash flows reflect cash inflows of €685.2 million, €156.9 million and €402.6 million in the fiscal years 2012, 2011 and 2010, respectively, and cash outflows of €30.3 million in fiscal year 2009 related to loans provided by us to Hillshire and the associated interest income. These loans were settled in connection with the spin-off.

For the periods prior to separation, our financing cash flows reflect distributions to Hillshire of €566.8 million in fiscal 2010 and contributions from Hillshire of €80.4 million in fiscal 2012 and €342.6 million in fiscal 2011 and €335.9 million to Hillshire in 2009.

(6)         We define like for like sales as sales calculated at a constant exchange rate and adjusted to eliminate the 53rd week and acquisitions during the period. We have included like for like sales to provide the investor a more clear understanding of our sales growth on a comparable basis. Like for like sales is not a measure in accordance with IFRS and accordingly should not be considered as an alternative to sales. The following table provides reconciliation from sales to like for like sales:

	Fiscal Year Ended
	June 30, 2012	July 2, 2011 Restated	July 3, 2010 Restated	June 27, 2009 Restated
	(amounts in millions of euro, except percentages)
Sales	2,795.0	2,593.3	2,313.4	2,218.3
Adjustments
Foreign Exchange(a)	2.7	(16.0)	73.9	117.7
53rd week	n/a	n/a	(34.6)	n/a
Café Moka acquisition	(19.7)	(24.6)	(36.1)	(31.7)
Café Damasco acquisition	(45.6)	(24.0)	n/a	n/a
Coffee Company acquisition	(5.7)	n/a	n/a	n/a
Tea Forté acquisition	(5.2)	n/a	n/a	n/a
House of Coffee acquisition	(2.3)	n/a	n/a	n/a
Expresso.Coffee acquisition	(0.8)	n/a	n/a	n/a

Like for like sales	2,718.4	2,528.7	2,316.6	2,304.3

Like for like sales growth	7.5%	9.2%	0.5%	n/a

(a)         The foreign exchange adjustments are calculated at the budgeted exchange rate for fiscal 2012. These rates may differ from the average exchange rate for the period. The currencies with the most significant impact are the Australian dollar and the Brazilian Real. The budgeted exchange rates were 1.36 and 1.64 for the Australian Dollar and 2.38 and 2.74 for the Brazilian Real for fiscal 2012 and 2011, respectively.

(7)         EBIT is defined as profit for the period before finance income, finance costs and income taxes. We define adjusted EBIT as EBIT before share of profit from associates and adjusted to exclude items management believes are unrelated to its underlying business and that are excluded from our segment profitability, including restructuring charges, impairment charges, costs associated with businesses no longer owned by us and others. We have included adjusted EBIT as it is a key performance metric used by management across our business. In addition, we believe these are useful measures for investors in understanding the performance of our underlying operations. These profit measures are not financial measures calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered as an alternative to operating profit or profit for the period. The following tables provide reconciliation from profit for the period to these non-IFRS measures:

	Fiscal Year Ended
	June 30, 2012	July 2, 2011 Restated	July 3, 2010 Restated	June 27, 2009 Restated
	(amounts in millions of euro)
Profit for the period	132.2	263.2	239.7	323.0
Finance income, net	(132.2)	(91.8)	(55.3)	(128.1)
Finance costs, net(a)	(17.4)	45.4	(14.7)	12.1
Income taxes	127.3	110.7	174.9	127.3

EBIT	109.9	327.5	344.6	334.3
Share of profit from associates	(0.2)	(2.2)	(2.7)	(3.4)
Adjustments
Restructuring charges	57.7	25.2	5.4	36.2
Restructuring related	63.0	7.8	9.1	6.8
Termination of prior Senseo agreement	55.3	—	—	—
Curtailment and past service costs	—	(13.1)	—	(23.8)
Impairment	21.3	5.6	—	—
Gain on sale of assets	—	—	—	(17.2)
Branded apparel costs(b)	7.9	3.5	7.9	6.7
Other	6.9	2.9	1.8	—

Total adjustments	212.1	31.9	24.2	8.7

Adjusted EBIT	321.8	357.2	366.1	339.6

(a)         The foreign exchange adjustments are calculated at the budgeted exchange rate for fiscal 2012. These rates may differ from the average exchange rate for the period. The currencies with the most significant impact are the Australian dollar and the Brazilian Real. The budgeted exchange rates were 1.36 and 1.64 for the Australian Dollar and 2.38 and 2.74 for the Brazilian Real for fiscal 2012 and 2011, respectively.

(b)         We are legally responsible for and managed certain liabilities associated with the branded apparel business Sara Lee sold prior to fiscal 2009. The liabilities, which include pensions, medical claims and environmental liabilities are reflected in our financial statements. We exclude the impact of these items in assessing our profitability as they are unrelated to our ongoing business.

(8)         EBIT margin and adjusted EBIT margin represent EBIT and adjusted EBIT as defined above divided by sales.

(9)         Working capital is defined as current assets less current liabilities. We define operating working capital as inventory and trade receivables less trade payables. We have included operating working capital as the components of this measure are controlled by management and we use this measure to set management targets.

The components of operating working capital are derived from our financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, operating working capital should not be considered as an alternative to operating cash flow.

(10)       We define free cash flow as cash flows from operations less capital expenditures. We have included free cash flow as we believe it is a useful measure for investors. Free cash flow for the fiscal years 2011, 2010 and 2009 is derived from our audited financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow. The following provides reconciliation from operating cash flow to this non-IFRS measure:

	Fiscal Year Ended
	June 30, 2012	July 2, 2011 Restated	July 3, 2010 Restated	June 27, 2009 Restated
	(amounts in millions of euro, except percentages)
Operating Cash Flow	102.5	281.7	364.8	194.0
Less: capital expenditures	(97.3)	(77.5)	(65.7)	(117.5)

Free Cash Flow	5.2	204.2	299.1	76.5

(11)       Net cash is defined as total cash and cash equivalents minus total borrowings (the sum of current borrowings and non-current borrowings). Net debt is defined as total borrowings less cash and cash equivalents. For the periods prior to separation we had net cash. Since separation we have net debt as a consequence of various transactions with Hillshire in connection with the separation, our borrowings increased and our cash and cash equivalents decreased. We have included net cash/debt as we believe it is a useful measure for investors.

Exchange Rate

We present our financial statements in euro. We make no representation that any euro or U.S. dollar amount could have been, or could be, converted into U.S. dollars or euro, as the case may be, at the rates stated below or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S.$ per €1.00)
Month ended:
January 31, 2012	1.2682	1.3192
February 29, 2012	1.3087	1.3463
March 31, 2012	1.3025	1.3336
April 30, 2012	1.3064	1.3337
May 31, 2012	1.2364	1.3226
June 30, 2012	1.2420	1.2703

Average for Period(1)
Year ended on the Saturday closest to June 30,:
2007	1.3143
2008	1.4837
2009	1.3646
2010	1.3864
2011	1.3748
2012	1.3385

Source: Federal Reserve (https://www.federalreserve.gov)

Note:

(1)     Annual averages are calculated from month-end rates.

On June 29, 2012, the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve was €1.00 to U.S. $1.2668.

3B Capitalization and indebtedness

Not applicable

3C Reasons for the offer and use of proceeds

Not applicable

3D Risk factors

Risks Related to our Business

The following discusses some of the key risk factors that could affect D.E MASTER BLENDERS’ business and operations, as well as other risk factors that are particularly relevant to us in the current period of significant economic and market disruption. Additional risks to which we are subject include, but are not limited to, the factors mentioned under “Forward-Looking Statements” above and the risks of our businesses described elsewhere in this Annual Report. Other factors besides those discussed below or elsewhere in this Annual Report also could adversely affect our business and operations, and the following risk factors should not be considered a complete list of potential risks that may affect D.E MASTER BLENDERS and the Group.

Increases in the cost of green coffee, tea or other commodities could reduce our gross margin and profit.

Our primary raw material is green coffee, an agricultural commodity. Green coffee is subject to volatile price fluctuations. Speculation in the commodities markets, weather, seasonal fluctuations, real or perceived shortages, pest or other crop damage, land usage, the political climate in the producing nations, competitive pressures, labor actions, currency fluctuations, armed conflict and government actions, including treaties and trade controls by or between coffee producing nations, can affect the price of green coffee. Certain types of premium or sustainable coffees sell at higher prices than other green coffees due, among other things, to the inability of producers to increase supply in the short run to meet rising demand. As a result of the continued increase in demand for premium coffees, the price spread between premium coffee and non-premium coffee is likely to widen. We experienced significant increases in the price of green coffee in fiscal 2012. Additionally, although less material to our operations than green coffee, other commodities including tea leaves, packaging materials, other coffee drink inputs and energy, are important to our operations.

Green coffee and other commodity price increases impact our business by increasing the costs of raw materials used to make our products and the costs to manufacture, package and ship our products. Decreases in commodity prices impact our business by creating pressure to decrease our sales prices. We use commodity financial derivative instruments and forward purchase contracts to hedge some of our commodity price exposure, consistent with our overall risk management program. Over time, if commodity costs increase, our operating costs will increase despite our commodity hedging program. The time period of the forward purchase contracts do not necessarily match the time period of the agreements we enter into with customers to sell our products, so our hedging strategies may not effectively reduce our exposure to commodity price increases. If we are not able to increase our product sales prices to sufficiently offset increased raw material costs, as a result of consumer sensitivity to pricing or otherwise, or if unit volume sales are significantly reduced due to price increases, it could have an adverse effect on our profitability.

Current economic conditions may negatively impact demand for our products, which could adversely impact our sales and operating profit.

Economic and market conditions have deteriorated significantly in many countries in which we operate, and these conditions have deteriorated further as a result of the current crisis in Europe, which has created uncertainty with respect to the ability of certain countries in the European Union, which we refer to as the EU, to continue to service their sovereign debt obligations. Since our sales are concentrated in Western Europe, these conditions have had, and are likely to continue to have, a negative impact on our business and on global economic activity and financial markets. If these conditions persist, our business, results of operations and financial position could be materially adversely affected.

We believe that economic uncertainty may create a shift in consumer preference toward private label products. This may result in increased pressure to reduce prices of our products and/or limit our ability to increase or maintain prices. Purchases of discretionary items by consumers, including some of our products, could decline during times of economic uncertainty. In addition, at the same time that we have been experiencing pressure from customers and consumers to reduce our prices, we have seen sharp increases in our operating costs as a result of changing commodity prices. If these unfavorable economic conditions continue, our sales and profitability could be adversely affected.

Our pension costs could substantially increase as a result of volatility in the equity markets or interest rates.

The difference between plan obligations and assets, or the funded status of the plans, is a significant factor in determining the net periodic benefit costs of our pension plans. Changes in interest rates and the market value of plan assets can impact the funded status of these plans and cause volatility in the net periodic benefit cost. Cash funding requirements are set by different rules but are also subject to volatility due to changes in interest rates and the market value of plan assets. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which we operate, the tax deductibility of amounts funded and arrangements made with the trustees of certain pension plans. In some jurisdictions cash funding requirements are partly the result of determinations by separate boards which act independently of the Company. Our Dutch pension plan currently operates under a recovery plan as required by the Dutch Central Bank when a pension fund has a coverage ratio below its required solvency level. For more information on the recovery plan, see “Management and Employees—Pension Schemes—Pension plans in the Netherlands” in Item 6. A significant increase in our pension funding requirements could have a negative impact on our results of operations or cash flow.

Our profitability may suffer as a result of competition in our markets.

The coffee and tea industries are intensely competitive. To maintain and increase our market positions, we may need to increase expenditures on media, advertising, promotions and trade spend, and introduce new products and line extensions, which may require new production methods and new machinery. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or increasing our market share and could result in lower sales and profits.

Our consumer products also are subject to significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive and customer pressures and to maintain market share. Additionally, our retail customers may reduce the prices of our products in order to increase consumer traffic into their stores or may not increase prices to consumers as costs to produce our products increase. Such pressures may restrict our ability to increase prices in response to raw material and other cost increases. Any reduction in prices as a result of competitive pressures, or any failure to increase prices when raw material costs increase, would harm profit margins and, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations will suffer. This occurred in fiscal 2011 and the first half of fiscal 2012 when the price of green coffee increased significantly and we were unable to increase our prices in certain markets quickly enough to compensate for the increased cost of green coffee. Additionally, the delay between the time commodity costs increase and the time we are able to increase our prices entails the risk that, before such price increases are passed on to our customers, the commodity prices may fall again, in which case we would be unlikely to recover losses caused by such temporary increases in commodity costs.

Changes in our relationships with our major customers, or in the trade terms required by such customers, may reduce sales and profits.

Because of the competitive environment, many of our retail customers have increasingly sought to improve their profitability through pricing concessions and increased promotional programs, more favorable trade terms and increased emphasis on private label products. This trend has become more pronounced with the increased purchasing power of buying groups and the rise of hard discounters in Europe. Our three largest customers in Western Europe represented an aggregate of approximately 16% of our total sales in fiscal 2012. As these customers gain leverage through consolidation, it has become more difficult to pass on increases in commodity prices to these customers. For example, in France, we have occasionally been forced to stop trading for limited periods with certain retail customers because of our disagreements on price. Additionally, our Out of Home customers are increasingly focused on price and we could lose contracts with those customers if our competitors offer lower prices. To the extent we provide concessions or trade terms that are favorable to our retail and Out of Home customers, our margins will be reduced. Further, if we are unable to continue to offer terms that are acceptable to our customers, or our customers determine that they need less inventory, they could reduce purchases of our products or may increase purchases from our competitors, which would harm our sales and profitability.

Sales of certain of our branded products are significant to our financial performance. Declining sales of these products would adversely affect our results of operations.

A significant percentage of our total revenue has been attributable to sales of our Douwe Egberts and Pilão branded products and our Senseo single-serve pads. Sales of Douwe Egberts products (excluding products co-branded Douwe Egberts), Senseo products (and related accessories) and Pilão products represented 23%, 16% and 10%, respectively, of our total sales in 2012. Our financial performance may be significantly affected by changes in consumer perceptions of these brands. We experienced declining sales volumes of the Senseo coffee pads in fiscal 2012 and may be unable to compensate for the loss of these sales volumes through our planned innovations. Additionally, the Senseo single-cup brewing system is an “open” system, which allows competitors to produce single-serve pads that compete with our Senseo single-serve pads. If we cannot convince customers and/or consumers that our Senseo coffee pads are superior to the single-serve pads produced by our competitors for the Senseo system, we may lose customers and/or consumers to our competitors. Any significant decline in the sales volumes of our Senseo single-serve pads, and any significant decline in the sales of Douwe Egberts or Pilão, would materially adversely affect our results of operations.

We may not achieve our product development goals, which could adversely impact our sales, operating profit and the price of our ordinary shares.

We have announced that we intend to renew our product line within the next 24 months and to launch a new Senseo machine annually. Our ability to achieve these goals is, and must necessarily be, based on a variety of assumptions. We may not be able to achieve these goals, or to achieve them within our announced timeframe, in some cases for reasons beyond our control. Our failure to achieve these or any other product development goals could adversely impact our sales, operating profit and the price of our ordinary shares.

We are reliant on certain key manufacturers for the production of our brewing machines and certain packaging materials.

A significant portion of the Cafitesse liquid roast brewing machines for the Out of Home market is supplied by one manufacturer. The Senseo single-cup brewing machines marketed under our prior development agreement with Philips are, and the brewing machines using the Senseo trademark that are manufactured under the terms of our existing agreement or any future development agreements with Philips are anticipated to be, manufactured by Philips. We rely on these manufacturers to produce high-quality brewing machines in adequate quantities to meet customer demands. Any decline in quality, disruption in production or inability of the manufacturers to produce the machines in sufficient quantities, whether as a result of a natural disaster or other causes, could materially adversely affect our sales of liquid roast coffee and Senseo single-serve coffee pads. Since sales of liquid roast coffee and Senseo single-serve pads are material to our operating results, such a disruption could result in a material adverse effect on our business, results of operations and financial position. In addition, certain of our packaging materials are sourced from a limited number of suppliers. If those suppliers discontinue or suspend operations because of bankruptcy or other financial difficulties we may not be able to identify alternate sources in a timely fashion which would likely result in increased expenses and operational delays.

Certain of our products are sourced from single manufacturing sites.

We have consolidated our production capacity for certain of our product lines into single manufacturing sites. We could experience an interruption in or a loss of operations at these or any of our manufacturing sites resulting in a reduction or elimination of the availability of some of our products. For example, our manufacturing facility in Nava Nakorn, Thailand was damaged by flooding in October 2011. This facility was fully operational at the start of fiscal 2013. If upon an interruption of a loss of operations we are not able to obtain alternate production capability in a timely manner, we could experience a material adverse effect on our business, results of operations and financial position.

Our efforts to secure an adequate supply of quality or sustainable coffees may be unsuccessful.

We depend on the availability of an adequate supply of green coffee beans at the required quality levels or with the required sustainability certifications from our coffee brokers, exporters, cooperatives and growers. If any of our relationships with coffee brokers, exporters, cooperatives or growers deteriorate, we may be unable to procure a sufficient quantity of coffee beans at prices acceptable to us. In the case of a shortage of supply or unacceptable quality levels or prices, we may not be able to fulfill the demand of our existing customers or supply new customers with quality product at acceptable prices. A raw material shortage could force us to use alternative coffee beans or discontinue certain blends, could impair our ability to expand our business and could adversely affect our results of operations.

Maintaining a steady supply of green coffee is essential to keep inventory levels low and secure sufficient stock to meet customer needs. To help ensure future supplies, we purchase coffee on forward contracts for delivery in the future. Non-performance by suppliers could expose us to credit and supply risk. Additionally, entering into such future commitments exposes us to purchase price risk. Because we are not always able to pass price changes through to our customers due to competitive pressures and we are not always able to adequately hedge against changes in commodity prices, unpredictable price changes can have an immediate effect on operating results that cannot be corrected in the short run.

Additionally, we expect to purchase certified sustainable coffee representing 20% of our annual coffee volume by 2015, which would significantly increase our sustainable green coffee purchases. Certain of our competitors have announced similar plans to purchase a significant amount of sustainable coffee. Because the supply of coffee certifiable as sustainable is limited, the cost of acquiring such coffee may increase significantly, which would have an adverse effect on our results of operations. If we are unable to achieve our planned level of sustainable coffee purchases, that could negatively impact consumer perception of our brands, which would have an adverse effect on our business.

If we are unable to improve our inventory management and forecasting systems to make our supply chain more efficient, our business, results of operations and financial position may be adversely affected.

We are implementing improvements to our inventory management systems in order to provide better forecasts and to enhance the efficiency of our supply chain. Improved forecasts will assist our ability to meet our internal targets for operating working capital. Accurate forecasts of demand for our coffee and tea products are necessary to avoid losing potential sales of popular products or producing excess inventory of products that we would be unable to sell without a price discount. We are also working to improve the alignment between our forecasts of demand for coffee and tea volume and our forecasts of future sales prices for our products, which would also improve our ability to achieve our internal targets for sales growth and adjusted EBIT margin. If we do not successfully implement our plans to improve our inventory management and forecasting systems, our business, results of operations and financial position may be adversely affected.

Our internal control over financial reporting may not be effective

In connection with our first year-end financial closing process as a separate company, our management identified accounting irregularities and certain other errors related to its previously reported historical financial statements. The errors caused by accounting irregularities involved our Brazilian operations and required us to record provisions, including additional tax provisions, and restate our historical financial statements. These accounting irregularities included the overstatement of accounts receivable due to the failure to write off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues, unsupported expense reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off certain obsolete inventory and other inventory valuation issues.

The material weakness with respect to our Brazilian operations relates to an ineffective control environment over financial reporting maintained by management in Brazil which began prior to 2009 through 2012 that permitted to go undetected during that period, intentional overrides of certain internal controls, as well as cross-functional collusion by management in Brazil and communication and actions by senior management in Brazil that contributed to a lack of adherence to existing internal control procedures and IFRS. The errors reduced parent’s net investment by €22 million for the fiscal year 2011 and the impact to the first half of fiscal year 2012 is insignificant. See Note 1 of our financial statements for more detail on the impact of these adjustments. While we have put in place redesigned processes intended to enhance our internal control over financial reporting, until we have been able to test the operating effectiveness of these remediated internal controls, there can be no assurance that we will not discover additional deficiencies and weaknesses in our internal control over financial reporting any of which could have a material and adverse effect on our results of operations and financial condition and our ability to comply with applicable financial reporting requirements.

We are subject to foreign currency exchange rate fluctuations.

Operating in international markets involves exposure to movements in currency exchange rates, which are volatile at times. Movements in foreign exchange rates can affect our supply costs because a significant portion of our revenues are in euros, but we source green coffee, tea and other commodities in currencies other than the euro. The impact on us of currency fluctuations may be substantial because we purchase coffee on forward contracts for delivery in the future, and such contracts are not generally adjusted for fluctuations in currency prior to the delivery date. Further, our currency hedges may not successfully reduce our exposure to currency exchange rate fluctuations. Accordingly, a depreciation of non-euro currencies relative to the euro, or changes in the relative value of any two currencies that we use for transactions, could have a material adverse effect on our financial condition and results of operations.

We depend on sales from the Netherlands for a substantial portion of our sales in any fiscal period. Sales in this country have recently declined and may continue to decline.

Our financial performance is highly dependent on sales in the Netherlands, which comprised approximately 26% of our sales in fiscal 2012. Additionally, we rely on a small number of customers in the Netherlands for all of our sales in that country. Our financial performance may be affected by changes in the regulatory and economic environment in the Netherlands and in Western Europe generally or by financial difficulties experienced by key customers in the Netherlands or elsewhere. We have occasionally experienced decreases in sales in this country, which has adversely affected our operating results. For example, our sales in the Netherlands decreased from fiscal 2009 to fiscal 2012. This was due in part to low spending on advertising and promotion in the Netherlands during those years and our decision to introduce innovations, such as L’OR EspressO, outside the Netherlands before we introduced such innovations in the Netherlands. If sales in the Netherlands continue to decline, our business and financial results will be adversely affected.

An impairment in the carrying value of goodwill or other acquired intangible assets could negatively affect our results of operations and shareholders’ equity.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangible assets represents the fair value of trademarks, trade names and other acquired intangible assets as of the acquisition date. Goodwill and other acquired intangible assets expected to contribute indefinitely to our cash flows are not amortized, but are evaluated for impairment by our management at least annually. If the carrying value exceeds the recoverable amount as determined based on the higher of the discounted future cash flows of the related businesses and the fair value less costs to sell, the goodwill or other intangible asset is considered impaired and is reduced to the recoverable amount via a non-cash charge to earnings. Events and conditions that could result in impairment charges include further economic instability, further significant commodity price fluctuations, increased competition, or other factors leading to reduction in sales or profitability. In addition, in January 2012, the Brazilian government revised the tax laws related to the export of green coffee. This may negatively impact the ability of our Brazilian business to achieve targeted profit levels, which could trigger an impairment to the €32.2 million of goodwill that was allocated to this cash generating unit at the end of fiscal 2011. We subsequently made a decision to reduce our green coffee export business significantly. If the value of goodwill or other acquired intangible assets is impaired, our results of operations and shareholders’ equity could be adversely affected.

The success of our business depends substantially on consumer perceptions of our brands.

We believe that maintaining and continually enhancing the value of our brands is critical to the success of our business. Brand value is based in large part on consumer perceptions. Success in promoting and enhancing brand value depends in large part on our ability to provide high quality products and continued innovation. Brand value could diminish significantly as a result of a number of factors, such as if we fail to preserve the quality of our products, if we are perceived to act in an irresponsible manner, if we or our brands otherwise receive negative publicity, if the brands fail to deliver a consistently positive consumer experience or if the products become unavailable to consumers. If our brand values are diminished, our revenues and operating results could be materially adversely affected.

Our financial results and achievement of our growth strategy is dependent on our ability to maintain the strong brand image of our existing products, our ability to successfully develop and launch new products and product extensions and on marketing of existing products.

Achievement of our growth strategy is dependent, among other things, on our ability to maintain the strong brand image of our existing products, our ability to successfully develop and launch new products and product extensions and on marketing of existing products. Although we devote significant focus to the development of new products, we may not be successful in developing innovative new products or our new products may not be commercially successful. Our financial results and our ability to maintain or improve our competitive position will depend on our ability to effectively gauge the direction of our key markets and successfully identify, develop, manufacture, market and sell new or improved products in these changing markets.

The future growth of our business may be adversely affected if we are unable to effectively expand in international and emerging markets.

Our growth strategy includes the expansion of our sales in our existing markets and new international markets, including emerging markets. Expansion in emerging markets, including expansion of our sales and operations in Brazil, involves significant business and legal risks. These risks include, but are not limited to: changes in economic, political or regulatory conditions; difficulties in managing geographically diverse operations; changes in business regulation; effects of foreign currency movements; difficulties in enforcing contracts and cultural and language barriers. If we fail to address one or more of these challenges, our business and financial performance may be materially adversely affected.

We are subject to intellectual property infringement risk that could adversely affect our business.

Our existing products or our introduction of new products or product extensions may generate litigation or other legal proceedings against us by competitors claiming infringement or other violation of their intellectual property rights, which could negatively impact our results of operations. For example, Nestlé has filed suit against several of our subsidiaries claiming patent and trademark infringement in connection with our sales of L’OR EspressO and L’aRôme EspressO. Because sales of the L’OR EspressO and L’aRôme EspressO single-serve capsules have served as a significant source of our sales growth in recent periods, our results of operations may be adversely affected by a negative outcome in this litigation. For more information on the Nestlé litigation, see the section of this Annual Report entitled “Legal Proceedings” in Item 8. Intellectual property litigation can be complex and expensive, and outcomes are difficult to predict. An adverse result in an intellectual property litigation could subject us to liabilities and/or require us to seek licenses from third parties, which may not be available on satisfactory terms. As a result, intellectual property challenges against us could have an adverse effect on our business, operating results and financial condition.

Failure to maximize or to successfully assert our intellectual property rights could impact our competitiveness.

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be sure that these intellectual property rights will be maximized or that they can be successfully maintained or asserted. There is a risk that we will not be able to obtain, maintain and perfect our own or, where appropriate, license intellectual property rights necessary to support our current products and new product introductions. Accordingly, our products, product development efforts and new product introductions may not be protected or protectable pursuant to intellectual property rights. In addition, we cannot be sure that these rights will not be invalidated, circumvented or challenged. Further, even if such rights are obtained in the United States, the EU, or individual European countries, the laws of some of the countries in which our products are or may be sold may not protect our intellectual property rights to the same extent as the laws of the United States, the EU or individual European countries.

Additionally, in certain jurisdictions rights in trademarks are derived from registration of such trademarks in such jurisdiction. Trademark registrations for the Aroma Lady logo, which appears on our Douwe Egberts branded products, and the Cafitesse brand in certain countries in the Middle East are held on our behalf by another party with whom we are currently in a dispute and, accordingly, our ability to sell products under these brands into such Middle Eastern countries may be materially adversely affected by this dispute. For more information on these disputes, see the section of this Annual Report entitled “Legal Proceedings” in Item 8. Our failure to perfect or successfully assert our intellectual property rights could make us less competitive and could have an adverse effect on our business, operating results and financial condition.

Many of our production processes are not proprietary, so competitors may be able to duplicate them, which could harm our competitive position.

We consider the production methods for many of our products essential to the quality, flavor and richness of our coffees and, therefore, essential to our brands. Because these methods are not patented, we would be unable to prevent competitors from copying these methods if such methods became known. If our competitors copy our methods, the value of our brands may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop production methods that are more advanced than our production methods, which may also harm our competitive position.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

We rely on our information technology systems to effectively manage and operate many of our key business functions, including our supply management, product manufacturing and distribution, order processing and other business processes. The failure of our information technology systems to perform could disrupt our business and result in supply management errors, production inefficiencies and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, system failures, security breaches and viruses. Any such damage or interruption could have a material adverse effect on our business.

Our operating results may have significant fluctuations from period to period which could have a negative effect on our stock price.

Our operating results may fluctuate from period to period or within certain periods as a result of a number of factors, including fluctuations in the price and supply of green coffee and tea, fluctuations in the selling prices of our products, currency fluctuations, the success of our green coffee and currency hedging strategies, competition from existing or new competitors in our industry, changes in consumer preferences, and our ability to manage inventory and fulfillment operations and maintain gross margins. Fluctuations in our operating results as a result of these factors or for any other reason could cause our stock price to decline. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and such comparisons should not be relied upon as indicators of future performance.

Adverse public or medical opinions about caffeine or reports of incidents involving food-borne illness and tampering may harm our business.

Coffee and tea contain caffeine and other active compounds, the health effects of some of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased adverse health effects. Caffeine levels vary between blends and we may be restricted in the production of certain blends due to the level of caffeine in the blends. Additional unfavorable reports on the health effects of caffeine or other compounds present in coffee or tea could significantly reduce the demand for coffee or tea, which could harm our business and reduce our sales.

If our products become contaminated or mislabeled, we might need to recall those items and may experience product liability claims if consumers are injured.

We may need to recall some of our products if they spoil, become contaminated, are tampered with or are mislabeled. A widespread product recall could result in adverse publicity, an inability to maintain sufficient stocks of our products, damage to our reputation and a loss of consumer confidence in our products, which could have a material adverse effect on our business results and the value of our brands. We also may be subject to liability if our products or operations violate applicable laws or regulations, or in the event our products cause injury, illness or death. In addition, we could be the target of claims that our advertising is false or deceptive under the laws of the jurisdictions in which we operate, including consumer protection laws. Even if a product liability or consumer fraud claim is unsuccessful or is without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand images.

Changes in consumer preferences could adversely affect our business.

Our continued success depends, in part, upon the demand for coffee and tea. Competition from other beverages may dilute the demand for coffee and tea. Consumers who choose soft drinks, juices, bottled water and other beverages may reduce spending on coffee and tea. Because we are highly dependent on consumer demand for coffee and tea, a shift in consumer preferences away from coffee and tea would harm our business more than if we had more diversified product offerings.

Our success depends largely on the continued availability of certain personnel.

Much of our future success depends on the continued availability of skilled personnel and other key employees with historical knowledge of our Company, our industry and coffee purchasing and blending. If we are unable to attract and retain such talented, highly qualified skilled personnel and other key employees, our business may be adversely affected.

Severe weather patterns may increase commodity costs, damage our facilities and impact or disrupt our production capabilities and supply chain.

There is increasing concern that a gradual increase in global average temperatures has caused and will continue to cause significant changes in weather patterns around the globe and an increase in the frequency and severity of extreme weather events. Major weather phenomena have dramatically affected and may continue to affect coffee growing countries. The wet and dry seasons are becoming unpredictable in timing and duration, causing improper development of the coffee berries. Changing weather patterns may affect the quality, limit availability or increase the cost of key agricultural commodities, such as green coffee and tea, which are the key raw materials for our products. Increased frequency or duration of extreme weather conditions could also damage our facilities, impair production capabilities or disrupt our supply chain. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

In addition, increased government regulations or demands from key retailers to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change may result in increased compliance costs, capital expenditures and other financial obligations for us. We use natural gas, diesel fuel, and electricity in the manufacturing and distribution of our products. Legislation or regulation affecting these inputs could materially adversely affect our profitability. In addition, climate change could affect our ability to procure needed commodities at costs and in quantities currently available to us and may require us to make additional unplanned capital expenditures.

Changes in regulations or failure to comply with existing regulations could affect our product sales, financial condition and results of operations.

As a manufacturer of products intended for human consumption, we are subject to extensive legislation and regulation in the EU and in each of the countries in which we do business with respect to: product composition, manufacturing, storage, handling, packaging, labeling, advertising and the safety of our products; the health, safety and working conditions of our employees; our pensions; and our competitive and marketplace conduct. We perform laboratory analyses on incoming ingredient shipments for the purpose of assuring that they meet our quality standards as well as those of the EU and each of the countries in which we do business. Our operations and properties, past and present, are also subject to a wide variety of EU and local laws and regulations governing: air emissions, waste water discharge, noise levels, energy efficiency; the presence, use, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes; and the remediation of contamination to the environment. Existing legislation and modification to existing legislation and/or regulation and the introduction of new legislative and regulatory initiatives may affect our operations and the conduct of our businesses, and the cost of complying with such legislation or modified and/or new legislation or regulation or the effects of such legislation or modified and/or new legislation or regulation may have an adverse effect on our product sales, financial condition and results of operations. Additionally, our selling practices are regulated by competition authorities in the jurisdictions in which we operate. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could adversely affect our business.

We are dependent upon access to external sources of capital to grow our business.

Our business strategy contemplates future access to debt and equity financing to fund the expansion of our business. Recent events in the financial markets have had an adverse impact on the credit markets and equity securities which have exhibited a high degree of volatility. The inability to obtain sufficient capital to fund the expansion of our business or to refinance debt as it comes due could have a material adverse effect on us. In addition, a downgrade in our credit rating could make it difficult or prohibitively expensive to borrow, which could have a material adverse effect on us.

If we pursue strategic acquisitions or divestitures, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

We may consider acquisitions, joint ventures and divestitures as a means of enhancing shareholder value and furthering our strategic objectives. Acquisitions and joint ventures involve financial and operational risks and uncertainties, including difficulty identifying suitable candidates or consummating a transaction on terms that are favorable to us; inability to achieve expected returns that justify the investments made; potential impairment resulting from overpayment for an acquisition; difficulties integrating acquired companies and operating joint ventures, retaining the acquired businesses’ customers and brands, and achieving the expected financial results and benefits of the transaction, such as cost savings and revenue growth from geographic expansion or product extensions; inability to implement and maintain consistent standards, controls, procedures and information systems; and diversion of management’s attention from our core businesses.

The global nature of our business and the resolution of tax disputes will create volatility in our effective tax rate.

As a global business, our tax rate from period to period will be affected by many factors, including changes in tax legislation and the manner in which such legislation is interpreted or enforced, our global mix of earnings, the tax characteristics of our income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to our reserves related to uncertain tax positions, changes in valuation allowances and the portion of the income of non-U.S. subsidiaries that we expect to remit to DE US, Inc. and that will be taxable. Although we are targeting an effective tax rate of approximately 25% in fiscal years 2014 and 2015, no assurances can be made in this regard. A higher than anticipated effective tax rate could have an adverse impact on our financial condition and results of operations.

In addition, significant judgment will be required in determining our effective tax rate and in evaluating our tax positions. We will establish a reserve for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions will be challenged and may not be fully sustained. The tax reserve will be adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. Our effective tax rate will include the impact of tax reserve and changes to the reserve, including related interest and penalties, as considered appropriate by management. When particular matters arise, a number of years may elapse before such matters are audited and finally resolved. Unfavorable resolution of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution. We are currently disputing notices received from tax authorities in jurisdictions, including Brazil, alleging underpayment of certain taxes. Although we believe that our positions with respect to these matters are correct, there can be no assurance that we will prevail or that any such amounts if ultimately determined to be payable by us will not have a material and adverse effect on our results of operations or cash flows.

Risks Related to the Separation

As of the end of our fiscal year 2012, we had no operating history as an independent, publicly traded company and our historical financial information is not necessarily indicative of our future financial condition, future results of operations or future cash flows nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

Our business separated from the other businesses of Sara Lee on June 28, 2012. The historical financial information set forth herein for the fiscal years ended June 30, 2012, July 2, 2011 and July 3, 2010 does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during those periods and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•                  our historical financial results reflect allocations of expenses for services historically provided by Sara Lee, and those allocations may be significantly higher or lower than the comparable expenses we would have incurred as an independent company;

•                  we have historically participated in Sara Lee’s corporate-wide cash management programs, and our cost of debt and other capital may be significantly different from that reflected in our historical financial statements; and

•                  the historical financial information may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our separation from Sara Lee, including costs associated with our internal restructuring and all the costs related to being an independent public company.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

By separating from Sara Lee there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have otherwise been were we still a part of Sara Lee. In addition, we incurred significant costs in connection with our separation from Sara Lee, which may ultimately exceed our estimates. As part of Sara Lee, we were able to enjoy certain benefits from Sara Lee’s operating diversity and purchasing leverage, as well as its economies of scope and scale in costs, employees, vendor relationships and customer relationships. If we are unable to achieve these benefits, that would have an adverse effect on our results of operations.

Potential indemnification liabilities to Hillshire and liabilities related to divestures assumed pursuant to the separation agreements could materially and adversely affect our business, financial condition, results of operations and liquidity.

In connection with the separation, we entered into a master separation agreement with Hillshire that provided for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and provisions governing the relationship between the Company and Hillshire with respect to and resulting from the separation. For a description of the master separation agreement, see “Related Party Transactions—Agreements with Sara Lee Corporation—Master Separation Agreement” located in Item 7B. Among other things, the master separation agreement provides for indemnification obligations and obligations to assume liabilities towards third parties designed to make us financially responsible for substantially all liabilities that may exist relating to our downstream business activities, whether incurred prior to or after the separation, as well as those obligations of Hillshire assumed by us pursuant to the master separation agreement, including certain liabilities related to divestitures made by Hillshire prior to the separation, including the divestitures of its former household and body care and international bakery businesses. In connection with the separation, we have also entered into other agreements with Hillshire that impose indemnification and other obligations on us. If we are required to indemnify Hillshire or third parties, we may be subject to substantial liabilities, which may have a material adverse effect on our business, financial condition, results of operations and liquidity.

In connection with our separation from Hillshire, Hillshire will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Hillshire’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the master separation agreement, Hillshire has agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Hillshire has agreed to retain, and there can be no assurance that the indemnity from Hillshire will be sufficient to protect us against the full amount, or any, of such liabilities, or that Hillshire will be able to satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Hillshire any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Hillshire’s insurers may deny coverage to us for liabilities associated with occurrences prior to the separation. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage. If Hillshire is unable to satisfy its indemnification obligations or if insurers deny coverage, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly owned company subject to the reporting requirements of the SEC and Dutch law.

Our business has historically relied on Hillshire for various financial, treasury, tax and other corporate services and information technology systems to support our operations. Since the separation, Hillshire continues to supply us certain of these services and systems, generally on a short-term transitional basis. However, we are required to establish the necessary infrastructure and systems to supply these services and systems on an ongoing basis. We may not be able to replace these services and systems provided by Hillshire in a timely or cost-effective manner or on terms and conditions as favorable as those we receive from Hillshire.

In addition, as a public entity, we are subject to the reporting requirements of the SEC. In addition to the annual and current reports that we are required to file with the SEC, Dutch law requires that we file annual, semi-annual and interim reports with respect to our business and financial condition. We implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to Dutch public companies listed on NYSE Euronext Amsterdam and companies subject to SEC reporting requirements. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Hillshire.

The agreements related to the separation were negotiated in the context of our separation from Hillshire while we were still part of Hillshire. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements negotiated in the context of our separation were related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Hillshire and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. see “Related Party Transactions—Agreements with Sara Lee Corporation” located in Item 7B.

Under the U.S. federal bankruptcy law and similar provisions of state fraudulent transfer laws, a court could deem the separation or certain related internal restructuring transactions as fraudulent transfers.

Under the U.S. federal bankruptcy law and similar provisions of state fraudulent transfer laws, a court could deem the separation or certain related internal restructuring transactions as fraudulent transfers, if the court held that such transactions:

•                  were consummated with the intent to hinder, delay or defraud Hillshire’s existing or future creditors; or

•                  Hillshire received less than reasonably equivalent value or did not receive fair consideration for the transactions and Hillshire:

•                  was insolvent or rendered insolvent at the time of the transfers;

•                  was engaged in a business or transaction for which Sara Lee’s remaining assets constituted unreasonably small capital; or

•                  Sara Lee intended to incur, or believed that it would incur, debts beyond its ability to pay such debts generally as they mature.

A court likely would find that Hillshire did not receive reasonably equivalent value or fair consideration for the transfers related to the separation. The issue, therefore, will be whether at the time of the transfers Sara Lee was insolvent or rendered insolvent, was left with unreasonably small capital or was unable to pay its debts when they become due. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•                  the sum of its debts, including contingent liabilities, was greater than the sum of its property, at a fair valuation;

•                  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•                  it could not pay its debts as they become due.

We cannot be sure what standard a court would apply in making these determinations. The remedy for a fraudulent transfer is to void the transfer and return the property to the transferor.

Certain of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Sara Lee.

Because of their current or former positions with Hillshire or Sara Lee, certain of our directors and executive officers own shares of Hillshire common stock or hold other equity interests or options to acquire shares of Hillshire. These officers and directors may continue to own shares of Hillshire Brands common stock or other Hillshire equity interests and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Sara Lee and the Company.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between us and Sara Lee regarding the terms of the agreements governing the separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we and Sara Lee enter into additional commercial arrangements with each other in the future.

Concerns about our prospects as a stand-alone company could affect our ability to retain employees.

The separation represented a substantial organizational and operational change and our employees might have concerns about our prospects as a stand-alone company, including our ability to successfully operate the new entity and our ability to maintain our independence. If we are not successful in assuring our employees of our prospects as an independent company, our employees might seek other employment, which could materially adversely affect our business.

If the distribution does not qualify as tax-free for U.S. federal income tax purposes, tax could be imposed on Sara Lee and Sara Lee shareholders; DE US, Inc. may be required to indemnify Sara Lee for the tax, and DE US, Inc.’s potential indemnification liabilities to Sara Lee could materially and adversely affect D.E MASTER BLENDERS’ business, financial condition, results of operations and liquidity.

Sara Lee received from the U.S. Internal Revenue Service (the “IRS”) a private letter ruling (the “IRS Ruling”) to the effect that the distribution and certain related transactions, including the debt exchange, qualified as tax-free to Sara Lee, DE US, Inc., which became a wholly-owned subsidiary of the Company as part of the separation-and Sara Lee shareholders for U.S. federal income tax purposes under Sections 355, 368(a) (1)(D) and 361 of the U.S. Internal Revenue Code of 1986 (the “Code”). Sara Lee also received an opinion of counsel that the distribution and certain related transactions should qualify as tax-free to Sara Lee, DE US, Inc. and Sara Lee shareholders under Sections 355, 368(a)(1)(D) and 361 of the Code. However, if the factual representations or assumptions made in connection with the IRS Ruling or opinion of counsel are untrue or incomplete in any material respect, or any material forward-looking covenants or undertakings are not complied with, or if the applicable law on which the IRS Ruling and opinion of counsel are based is changed with retroactive effect, then Sara Lee would not be able to rely on the IRS Ruling or the opinion of counsel. If the distribution failed to qualify as tax-free under the aforementioned Code provisions, then Sara Lee would recognize a substantial gain for U.S. federal income tax purposes and Sara Lee shareholders would recognize substantial taxable income.

As described above, the distribution was also conditioned upon the receipt by Sara Lee of an opinion of counsel to the effect that the distribution and certain related transactions, including the debt exchange, would qualify as tax-free to Sara Lee, DE US, Inc. and Sara Lee shareholders under Sections 355, 368(a)(1)(D), and 361 and related provisions of the Code. Sara Lee received such opinion, along with the opinions addressing Sections 367, 368 and 7874 of the Code, at the effective time of the distribution. The opinions relied on the IRS Ruling as to matters covered by the IRS Ruling. The tax opinions also are based on, among other things, assumptions and representations that have been received from Sara Lee, DE US, Inc. and the company, including those representations contained in certificates of officers of Sara Lee, DE US, Inc. and the company, as requested by counsel. If any of those factual representations or assumptions were to be untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinions are and will be based were to be materially different from the facts at the time of the distribution, the distribution may not qualify under Sections 355, 368(a)(1)(D) and 361 of the Code.

The conclusions in the tax opinion from counsel are based on then-existing legal authority. With respect to certain conclusions as to which there is no authority directly on point, such conclusions are based upon a reasoned analysis and interpretation of relevant analogous authorities. The opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts would not challenge the conclusions stated in the opinion or that any such challenge would not prevail. Thus, notwithstanding the receipt by Sara Lee of the IRS Ruling and an opinion of counsel, the IRS could assert that the distribution should be treated as a taxable transaction in whole or in part, if, among other things, it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS Ruling is untrue or has not been complied with or if it disagrees with the conclusions in the opinion that are not covered by the IRS Ruling. If the IRS were to prevail in such challenge, the tax consequences to Sara Lee or the Sara Lee shareholders could be material. DE US, Inc. is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the tax opinion to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the tax opinion is be based, to be materially different from the facts at the time of the distribution.

Even if the distribution were otherwise to qualify as tax-free under Sections 355, 368(a)(1)(D) and 361 of the Code, it may be taxable to Sara Lee (but not to Sara Lee’s shareholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Sara Lee or DE US, Inc.. For this purpose, any acquisitions of Sara Lee stock, DE US, Inc. common stock, or D.E MASTER BLENDERS common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although DE US, Inc. or Sara Lee may be able to rebut that presumption. For this purpose, the acquisitions of DE US, Inc. common stock by D.E MASTER BLENDERS and of D.E MASTER BLENDERS common stock by Sara Lee’s shareholders, in the merger should not be treated as acquisitions.

Although any taxes resulting from the distribution not qualifying under Sections 355, 368(a)(1)(D) and 361 of the Code generally would be imposed on Sara Lee shareholders and Sara Lee, under the tax sharing agreement, DE US, Inc. would be required to indemnify Sara Lee and its affiliates against all tax-related liabilities caused by the failure of the distribution to so qualify (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action (or failure to act) of DE US, Inc. or of its affiliates, including D.E MASTER BLENDERS, following the distribution or otherwise result from any breach of certain representations, covenants or obligations of DE US, Inc. or any of its affiliates, including D.E

MASTER BLENDERS, concerning a party’s plan or intention with respect to actions or operations after the distribution date. Further, under the tax sharing agreement, DE US, Inc. would be required to indemnify Sara Lee and its affiliates against 50% of all tax-related liabilities caused by the failure of the distribution to qualify under Sections 355, 368(a)(1)(D) and 361 of the Code to the extent these liabilities (1) do not arise as a result of any action (or failure to act) of Sara Lee, DE US, Inc. or any of their respective affiliates, following the distribution and do not otherwise result from any breach of any representation, covenant or obligation of Sara Lee, DE US, Inc. or any of their respective affiliates, or (2) arise due to an action (or failure to act), misrepresentation or omission of Sara Lee, DE US, Inc. or their respective affiliates prior to the date of the distribution not concerning a party’s plan or intention with respect to actions or operations after the distribution date. See “Related Party Transactions—Agreements with Sara Lee Corporation—Tax Sharing Agreement” located in Item 7B. DE US, Inc.’s indemnification obligations to Sara Lee and its affiliates are not limited in amount or subject to any cap. It is expected that any amount of such taxes to Sara Lee would be substantial. If the above-mentioned tax-related risks materialize this could have a material adverse effect on our liquidity and financial position.

D.E MASTER BLENDERS and DE US, Inc. are subject to certain restrictions as a result of the separation in order to preserve the tax-free treatment of the distribution, which may reduce D.E MASTER BLENDERS’ strategic and operating flexibility.

The covenants in, and DE US, Inc.’s indemnity obligations under, the tax sharing agreement may limit the ability of D.E MASTER BLENDERS and DE US, Inc. to pursue strategic transactions or engage in new business or other transactions that may maximize the value of its business. The covenants in, and DE US, Inc.’s indemnity obligations under, the tax sharing agreement will also limit its ability to modify the terms of, prepay, or otherwise acquire any of the DE US, Inc. debt securities.

D.E MASTER BLENDERS and DE US, Inc. agreed not to enter into any transaction that could reasonably be expected to cause any portion of the distribution to be taxable to Sara Lee, including under Section 355(e) of the Code as mentioned above. DE US, Inc. also agreed to indemnify Sara Lee for any tax liabilities resulting from any such transactions. The amount of any such indemnification could be substantial. Further, as it relates to Section 355(e) of the Code specifically, these covenants and indemnity obligations might discourage, delay or prevent a change of control that D.E MASTER BLENDERS shareholders may consider favorable. For additional detail, see “Related Party Transactions—Agreements with Sara Lee Corporation—Tax Sharing Agreement” located in Item 7B.

Our ability to repurchase our shares is limited as a result of the separation.

In connection with both the IRS Ruling and the tax opinion of counsel, we represented that we had no plan or intention to redeem, repurchase or otherwise acquire more than 20% of our outstanding stock. The covenants in, and DE US, Inc.’s indemnity obligations under, the tax sharing agreement limits our ability to redeem, repurchase or otherwise acquire more than 20% of our outstanding stock as part of a plan that includes the distribution.

DE US, Inc. is subject to continuing contingent liabilities of Sara Lee.

There are several significant areas where the liabilities of Sara Lee may become DE US, Inc.’s obligations. For example, under the Code and the related rules and applicable Treasury Regulations, each corporation that was a member of the Sara Lee consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is severally liable for the U.S. federal income tax liability of the entire Sara Lee consolidated tax reporting group for that taxable period. In connection with the separation, DE US, Inc. entered into a tax sharing agreement with Sara Lee that allocates the responsibility for prior period taxes of the Sara Lee consolidated tax reporting group between DE US, Inc. and Sara Lee. See “Related Party Transactions—Agreements with Sara Lee Corporation—Tax Sharing Agreement” located in Item 7B. If Sara Lee is unable to pay any prior period taxes for which it is responsible, DE US, Inc.

could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities. If DE US, Inc. is subject to any such liabilities, that may have a material adverse effect on the Company’s business, financial condition, results of operations and liquidity.

D.E MASTER BLENDERS may be treated as a U.S. corporation for U.S. federal income tax purposes following the merger of its subsidiary with DE US, Inc.

For U.S. federal income tax purposes, a corporation generally is considered tax resident in the place of its incorporation. Because D.E MASTER BLENDERS is incorporated under Dutch law, it should be deemed a Dutch corporation under this general rule. However, Section 7874 of the Code generally provides that a corporation incorporated outside the United States that acquires substantially all of the assets of a corporation incorporated in the United States will be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes if shareholders of the acquired U.S. corporation own at least 80 percent (of either the voting power or the value) of the stock of the acquiring foreign corporation group after the acquisition and the acquiring foreign corporation’s “expanded affiliated group” does not have “substantial business activities” in the country in which the acquiring foreign corporation is organized. Pursuant to the merger, D.E MASTER BLENDERS acquired all of DE US, Inc.’s assets, and DE US, Inc. shareholders hold 100 percent of D.E MASTER BLENDERS by virtue of their stock ownership of DE US, Inc. As a result, D.E MASTER BLENDERS should be treated as a foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code provided that the D.E MASTER BLENDERS group has substantial business activities in the Netherlands. Under the rules applicable to D.E MASTER BLENDERS, at the time of the merger, there was no specific guidance as to what constitutes “substantial business activities”. Based on the historical conduct of the coffee and tea business in the Netherlands, the relative amount of assets, employees and sales located in the Netherlands, the substantial managerial activities by officers and employees in the Netherlands, and the Dutch business activities that are material to the Group’s overall business activities, in each case at the time of the merger, D.E MASTER BLENDERS believes that its expanded affiliated group should have substantial business activities in the Netherlands. As a result, D.E MASTER BLENDERS should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code following the merger, and the Company obtained an opinion of counsel to that effect. Nevertheless, it is possible that the IRS would interpret Section 7874 of the Code to treat D.E MASTER BLENDERS as a U.S. corporation after the merger. Moreover, the U.S. Congress or the IRS and Treasury Department may enact new statutory or regulatory provisions that could adversely affect D.E MASTER BLENDERS’ status as a foreign corporation. Retroactive statutory or regulatory actions have occurred in the past, and there can be no assurance that any such provisions, if enacted or promulgated, would not have retroactive application to D.E MASTER BLENDERS.

If it were determined that D.E MASTER BLENDERS is properly treated as a U.S. corporation for U.S. federal income tax purposes, D.E MASTER BLENDERS could be liable for substantial additional U.S. federal income tax. For Dutch corporate income tax and dividend withholding tax purposes, D.E MASTER BLENDERS will, regardless of any application of Section 7874 of the Code, be treated as a Dutch resident company since D.E MASTER BLENDERS is incorporated under Dutch law. The Tax Convention concluded between the Netherlands and the United States will not fully limit the ability of the Netherlands to levy such taxes. Consequently, the Company might be liable for both Dutch and U.S. taxes, which would have a material adverse effect on our financial condition and results of operations.

Additionally, D.E MASTER BLENDERS shareholders could face certain adverse tax consequences if it were determined that the Company were properly treated as a U.S. corporation for U.S. federal income tax purposes. With respect to U.S. Holders, the U.S. consequences of owning and disposing of shares of D.E MASTER BLENDERS generally would be the same as those of owning and disposing of shares of a foreign corporation, as described in “Taxation—Taxation in the United States” in Item 10E. However, U.S. Holders generally would not be able to claim a U.S. foreign tax credit with respect to any Dutch taxes withheld by the Company on distributions unless the U.S. Holder had other foreign source income. With respect to shareholders that are not U.S. Holders, because the Company would continue to be treated as a Dutch corporation for Dutch withholding tax purposes, such shareholders could be subject to dividend withholding under both U.S. and Dutch law absent an applicable exemption.

Our ability to utilize certain non-U.S. tax attributes is uncertain.

We could lose certain non-U.S. tax attributes, or our ability to utilize such attributes may be limited, if the separation is viewed as a “change of control” under the laws of certain of the jurisdictions in which we have non-U.S. tax attributes. Any such limitations or loss of attributes could have an adverse impact on our financial condition or results of operations.

We may be subject to U.S. and non-U.S. tax risks as a result of post-separation restructuring.

D.E MASTER BLENDERS and DE US, Inc. undertook certain internal restructuring and financing transactions after the separation, which could result in the imposition of U.S. and non-U.S. taxes. Sara Lee received an opinion of counsel to the effect that these transactions should not result in material U.S. federal income tax. The opinion is not binding on the IRS or the courts. If the IRS were to successfully challenge the conclusions stated in the opinion, DE US, Inc. could be subject to a material U.S. federal income tax liability, and DE US, Inc. may be subject to a higher effective tax rate on a going forward basis. Furthermore Sara Lee obtained advance clearance on certain elements of the post-separation restructuring from non-U.S. local tax authorities. Nevertheless, such local tax authorities could successfully challenge at least part of the restructuring, since not all countries and/or elements are covered by these advance agreements.

Risks Related to Our Ordinary Shares

Because the public market for our ordinary shares is relatively new, the market price and trading volume of our ordinary shares may be volatile.

Trading of our ordinary shares on NYSE Euronext Amsterdam began on an as-if-and-when-issued basis and have transitioned to regular way trading on July 9, 2012. The market price of our ordinary shares could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•                  fluctuations in our financial results or those of other companies in our industry;

•                  failures of our financial results to meet the estimates of securities analysts or the expectations of our shareholders or changes by securities analysts in their estimates of our future earnings;

•                  announcements by us or our customers, suppliers or competitors;

•                  changes in laws or regulations which adversely affect our industry or us;

•                  changes in accounting standards, policies, guidance, interpretations or principles;

•                  general economic, industry and stock market conditions;

•                  the fact that our ordinary shares will not be listed on a U.S. stock exchange;

•                  the failure of our ordinary shares to be maintained in the AEX Index, the main index for securities listed on NYSE Euronext Amsterdam, or another similar index;

•                  future sales of our ordinary shares; and

•                  the other factors described in these “Risk Factors” and other parts of this Annual Report.

Our ordinary shares will only be transferable on NYSE Euronext Amsterdam if held in a securities account through Euroclear Nederland.

D.E MASTER BLENDERS ordinary shares are listed only on NYSE Euronext Amsterdam. D.E MASTER BLENDERS ordinary shares will be ineligible for sale on NYSE Euronext Amsterdam unless they are held in a securities account through Euroclear Nederland. To facilitate the transfer of their D.E MASTER BLENDERS ordinary shares into such a Euroclear Nederland-eligible account, shareholders who hold shares directly in the register maintained by the exchange agent must have their D.E MASTER BLENDERS ordinary shares credited to such a securities account by delivering or arranging for delivery of an instruction form to the exchange agent. Shareholders for whom a broker, bank or nominee has been registered as the owner of D.E MASTER BLENDERS ordinary shares on the register maintained by the exchange agent must have this broker, bank or other nominee deliver an instruction form duly executed by the broker, bank or other nominee.

Your percentage ownership in the Company may be diluted in the future.

As with any publicly traded company, your percentage ownership in the Company may be diluted if we issue ordinary shares in connection with acquisitions or other strategic transactions. Your percentage ownership may also be diluted by equity awards that we expect will be granted to our directors, officers and employees. For a description of our stock incentive plan arrangements and the adjustments being made to outstanding Sara Lee equity awards held by individuals who became our directors, officers or employees, see “Treatment of Equity-Based Compensation in Separation” in Item 4.

We cannot assure you that we will pay dividends on our ordinary shares, and our indebtedness or our financial condition could limit our ability to pay dividends on our ordinary shares.

Our general dividend policy is determined by our board of directors and will be discussed with our shareholders at our annual general meeting of shareholders. Within the general dividend policy, our board of directors will determine to what extent profits will be retained by way of a reserve. In making this determination, the board will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Sara Lee common stock, if any, and our ordinary shares, if any, will be equal to the annual dividends on Sara Lee common stock prior to the separation. In addition, under Dutch law, we may only pay dividends if our equity exceeds the sum of paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association, which we refer to as our Articles.

Additionally, indebtedness that we incurred in connection with the debt exchange could have important consequences for holders of our ordinary shares. If we cannot generate sufficient cash flow from operations to meet our debt payment obligations, then our ability to pay dividends, if so determined by the board of directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets or reducing or delaying capital expenditures. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements, including the tax sharing agreement.

Any dividend payments on our ordinary shares would be declared in euro, and any shareholder whose principal currency is not the euro would be subject to exchange rate fluctuations.

The ordinary shares are, and any dividends or distributions from the dividend reserve allocated to the ordinary shares to be declared in respect of them, if any, will be, denominated in euro. Shareholders whose principal currency is not the euro will be exposed to foreign currency exchange rate risk. Any depreciation of the euro in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the euro will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in U.S. dollars. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

We are subject to Dutch law and the rights of our ordinary shareholders may be different from those rights associated with companies governed by other laws.

As a result of being organized under the laws of the Netherlands, our corporate structure as well as the rights and obligations of our ordinary shareholders may be different from the rights and obligations of shareholders in companies incorporated in other jurisdictions. Resolutions of the general meeting of shareholders may be taken with majorities different from the majorities required for adoption of equivalent resolutions in, for example, Maryland corporations.

Although shareholders will have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company. In addition, if a third-party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their ordinary shares. Only in the event that the cause of liability of such third-party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent, may that shareholder have an individual right of action against such third-party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

The provisions of Dutch corporate law have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

In the performance of its duties, our board of directors is required by Dutch law to consider the interests of the Company, our shareholders, our employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, interests of our shareholders.

In addition, Dutch law provides certain obligations on companies that are domiciled in the Netherlands and whose shares are admitted to trading on a “regulated market,” as well as on certain shareholders of such companies. NYSE Euronext Amsterdam qualifies as a regulated market and these laws will apply to us and certain of our shareholders. Among other things, these laws may require shareholders to notify the AFM of their holding of ordinary shares and changes to their holding if they increase or decrease their shareholding over or below 5% (a legislative proposal is expected to be adopted, which would introduce an initial threshold of 3%), 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of our ordinary shares and may require certain shareholders that acquire 30% or more of the voting rights attached to our ordinary shares, subject to certain exceptions, acting alone or in concert with others, to make a public offer for all of our ordinary shares. See “Articles of Association and Dutch Law” in Item 10B.

As a foreign private issuer listed solely on NYSE Euronext Amsterdam, we will rely on certain Dutch corporate governance and disclosure practices rather than corresponding U.S. practices.

We are a foreign private issuer and are listed solely on NYSE Euronext Amsterdam. As a company based in the Netherlands, we rely on Dutch corporate governance requirements rather than the corresponding requirements of U.S. exchanges for domestic issuers. We comply with each of the requirements of the Dutch Corporate Governance Code (except for the best practice provision limiting remuneration in the case of dismissal to no more than one year’s salary and the best practice provision prescribing that the board of directors states that the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and that the risk management and control systems worked properly in the year under review). Set forth below are the material Dutch corporate governance practices that we follow and that differ from practices common among U.S.-listed issuers.

•                  Our Articles do not provide quorum requirements applicable to resolutions proposed to the general meeting of shareholders by the board of directors.

•                  Our general meeting of shareholders must adopt a general policy in respect of the remuneration of the board of directors. In accordance with our Articles, the remuneration of our executive directors is determined by the board of directors upon the recommendation of our remuneration committee, with due observance of the remuneration policy adopted by the general meeting of shareholders. In accordance with our Articles, the remuneration of our non-executive directors is determined by our general meeting of shareholders, with due observance of the remuneration policy.

•                  Under Dutch law, there is no regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We therefore do not intend to comply with the rules and regulations under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, related to the furnishing and content of proxy statements.

Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

You may be unable to enforce judgments obtained against us in U.S. courts.

We are incorporated under the laws of the Netherlands, and all or a substantial portion of our assets are located outside of the United States and certain of our directors and officers and certain other persons named in this Report are, and will continue to be, non-residents of the United States. As a result, although we have appointed an agent for service of process in the United States, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our non-U.S. resident directors and officers or certain other persons named in this Annual Report or to enforce in the United States any judgment against us or them including for civil liabilities under the United States securities laws. A judgment obtained in the United States federal or state court against us or them may need to be enforced in the courts of the Netherlands, or such other foreign country as may have jurisdiction against us or them (or our/their assets). In the case of the Netherlands, because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not necessarily recognize and enforce a final judgment rendered by a United States federal or state court, and in any case will not automatically do so. For a United States judgment to be recognized and enforceable in the Netherlands, a judgment creditor must bring proceedings before a Dutch court of competent jurisdiction and seek a Dutch judgment recognizing and enforcing the liability of the relevant defendant/judgment debtor. Nevertheless, based on the current practice of the Dutch courts, it appears that a final money judgment rendered by a United States federal or state court after a substantive review of the merits (i.e., not by mere “default judgment”) will be entitled to recognition by a Dutch court upon a showing that: (A) the final judgment resulted from legal proceedings compatible with Dutch notions of due process, (B) the final judgment did not contravene any public policy of the Netherlands and (C) the United States federal or state court exercised personal jurisdiction over the relevant defendant/judgment debtor based on grounds that were internationally acceptable. Investors should not assume, however, that the courts of the Netherlands, or any other foreign jurisdiction, would enforce judgments of United States courts obtained against us or our directors and officers (or other persons named in this Annual Report) predicated solely upon the civil liability provisions of the United States securities laws or that such foreign courts would enforce, in original actions, liabilities against us or them predicated solely upon such laws.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in the Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a Dutch court. However, in such original actions, investors should not assume that a Dutch court would enforce liabilities predicated solely upon U.S. securities laws.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4 Floor New York, New York 10017, United States, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Failure to remain included in the AEX index may increase volatility in our share price, may reduce liquidity and may negatively impact our share price.

D.E MASTER BLENDERS has been included in Euronext Amsterdam’s main stock index, the AEX index, as of September 24, 2012. The AEX index is composed of the 25 most actively traded stocks on Euronext Amsterdam. Inclusion in the AEX index strengthens a company’s investment profile and increases its visibility in the financial markets. Certain investors, such as some index-tracking investment funds, track the performance of the AEX index by directly or indirectly investing in all stocks of which it is constituted.

If we were no longer to be included in the index, this could increase the volatility of our shares. It could also reduce the liquidity of our shares on Euronext Amsterdam. As a result our removal from the index could have a negative effect on the price of our shares.

As of 2011, AEX index composition is reviewed four times a year—with a full “annual” review occurring in March and interim “quarterly” reviews occurring in June, September and December. Changes made to the AEX index as a result of the reviews take effect on the third Friday of the month.

Association of Securities holders (Vereniging van Effectenbezitters) might undertake legal action.

The Association of Securities holders (Vereniging van Effectenbezitters, or VEB), a Dutch association representing interests of investors, has written to the Company in connection with the accounting irregularities in Brazil. In its letter, the VEB expresses the view that these accounting irregularities should have been disclosed in the prospectus that was published at the time of the separation from Sara Lee. The VEB alleges that the non-disclosure in the prospectus has harmed certain unnamed shareholders of the Company. The VEB states that it does not exclude initiating litigation if it cannot reach an amicable arrangement with us on this issue. The VEB has not specified the amount of damages that it is seeking from us. We disagree with the VEB. We believe the prospectus was prepared in accordance with the required standards of care and that we are not liable for any damages caused. Interested parties other than the VEB, including regulatory authorities, may also decide to initiate proceedings against us in connection with the accounting irregularities in Brazil. If proceedings are brought against us, this may distract our management from running our business operations. If we were to lose a case brought against us, we could be made to indemnify shareholders for damages they incurred which might have a negative effect on the price of our stock.

ITEM 4. INFORMATION ON THE COMPANY

4A History and development of D.E MASTER BLENDERS

General

D.E MASTER BLENDERS 1753 N.V. is a public limited liability company (naamloze vennootschap) incorporated in the Netherlands, with its corporate seat in Joure (Skasterlân), the Netherlands and with its business address at Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands.

In January 2011, Sara Lee announced that its board of directors had agreed in principle to the separation of Sara Lee into two publicly traded companies. In connection with the separation, we became an independent, publicly traded company that holds, through our subsidiaries, the assets and liabilities associated with Sara Lee’s international coffee and tea businesses, which are headquartered in the Netherlands.

D.E MASTER BLENDERS B.V. was incorporated on February 27, 2012 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) by Sara Lee International B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). On April 4, 2012, we changed our name to D.E MASTER BLENDERS 1753 B.V. and moved our corporate seat to Joure (Skasterlân), the Netherlands. On June 21, 2012, Sara Lee International B.V. changed our name to D.E MASTER BLENDERS 1753 N.V., converted us into a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands and amended our articles of association. Our shares are listed on NYSE Euronext in Amsterdam, which we refer to as NYSE Euronext Amsterdam, under the symbol “DE,” with the ISIN Code NL0010157558 and the common code 078049103.

The separation from Sara Lee was comprised of the distribution and the merger, and certain related transactions. These related transactions are described in the section of this Annual Report entitled “Separation-Related Financing” in Item 4A and include the issuance of the new Sara Lee notes, exchanges of Sara Lee debt (including the new Sara Lee notes) for DE US, Inc. debt securities, the entry into bridge financing by DE US, Inc. and DEMB International B.V., as well as the payment by DE US, Inc. of the DE US, Inc. Special Dividend after the distribution and prior to the merger. These transactions were designed to facilitate the separation in a manner that was efficient and that focuses on the long-term success of both the Company and Sara Lee after the separation. We believe, and Sara Lee has informed us that it believes, that the separation-related financing transactions provide both the Company and Sara Lee with flexible capital structures, in terms of their respective operational and financial needs and risk profiles. Specifically, DE US, Inc.’s and DEMB International B.V.’s entry into bridge financing and D.E MASTER BLENDERS’ entry into the revolving credit facility, together with the exchange of DE US, Inc. debt securities for certain Sara Lee debt, including the new Sara Lee notes, in the debt exchange are expected to provide us with a flexible capital structure comprised of short-term and long-term debt with which we will be more capable of responding to market conditions on a going forward basis.

The separation occurred through Sara Lee’s distribution to Sara Lee’s shareholders of all of the outstanding shares of DE US, Inc. common stock and the subsequent exchange in the merger of such shares for 100% of D.E MASTER BLENDERS’ ordinary shares outstanding immediately prior to the merger. In addition, DE US, Inc. declared a special cash dividend of $3.00 per share to each holder of record of DE US, Inc. common stock immediately following the distribution that was paid after the distribution and prior to the merger. We refer herein to this dividend as the DE US, Inc. Special Dividend. Each of the holders of Sara Lee common stock, who are also the beneficial owners of DE US, Inc. common stock following the distribution, received one ordinary share of D.E MASTER BLENDERS in respect of each share of Sara Lee common stock held at the close of business on June 14, 2012, the record date for the distribution.

Our agent for service in the U.S. is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4 Floor, New York, New York 10017.

Our headquarters are located at:

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Telephone number: +31 20-558-1753

Internet site: www.demasterblenders1753.com

Industry Overview

In the past decade, the coffee industry has seen growth from both the value and premium sectors as coffee consumption increased globally. Recently in developed countries, however, the primary growth in the coffee industry has come from the premium coffee category, including demand for single-serve coffee. We believe that this growth has been driven by the wider availability of high-quality coffee, the emergence of upscale coffee shops throughout the world and the general level of consumer knowledge of, and appreciation for, coffee quality and variety. According to J.P. Morgan Cazenove, single-serve coffee now accounts for approximately 25% of the roast and ground coffee market in Western Europe. In emerging market and coffee producing countries, coffee consumption has steadily increased over the past decade. P&A Marketing International, which we refer to as P&A, has predicted that by 2020, emerging market and coffee producing countries will account for more than 50% of all coffee consumed globally. Of these countries, Brazil is currently the largest coffee consumer. Coffee consumption in Brazil has increased by approximately 45% in the past decade and the country now accounts for approximately 60% of the Latin American coffee market, according to the Brazilian Coffee Industry Association and J.P. Morgan Cazenove. P&A believes that approximately 85% of the coffee consumption increase between now and 2020 will come from Brazil and other coffee producing countries and emerging markets. Given these trends, we believe that, in order to successfully compete in the global coffee industry in the future, we must be able to capitalize on the growth in both the premium coffee market and in emerging market countries.

The global tea industry has also increased significantly in value over the past decade, but much of the growth has not come from new or developing tea markets. Rather, traditional tea drinking countries like Russia and China continue to drive most of the growth in the tea industry, according to Euromonitor International Ltd., which we refer to as Euromonitor. In Europe, we believe that growth in the tea industry will come from premium, healthy teas. In order to continue to compete in the global tea industry, we must be able to offer high quality, premium tea in traditional flavors, as well as in newer concepts, formats and varieties that appeal to consumers.

The most significant cost item in the production of coffee products is the price of green coffee beans, which are purchased from tradehouses, cooperatives and farmers in various countries. Most coffee companies purchase both Arabica coffee beans and Robusta coffee beans for use in the blending and roasting processes to create different types of coffee products. Brazil is the largest global producer of Arabica coffee, while Vietnam is the world leader in Robusta production.

Purchasing green coffee is a complex undertaking that involves market research, maintaining close contact with existing suppliers, identifying and selecting potential suppliers and coffee types required to produce blends, as well as negotiating and agreeing on purchase terms with suppliers. The price of green coffee is subject to fluctuations based upon speculation in the commodities markets, weather, seasonal fluctuations, real or perceived shortages, pest or other crop damage, land usage, the political climate in the producing nations, competitive pressures, labor actions, currency fluctuations, armed conflict and government actions, including treaties and trade controls by or between coffee producing nations. In addition, certain types of premium or sustainable coffees sell at a premium to other green coffees due to the inability of producers to increase supply in the short run to meet rising demand. As consumers and certain customers become increasingly interested in purchasing sustainable or fair trade coffee, more coffee companies are seeking to purchase larger quantities of certified sustainable or fair trade green coffee. Because the supply of coffee certifiable as sustainable or fair trade is limited, the cost of acquiring such coffee may increase significantly in the future and coffee producers could experience difficulty producing adequate quantities to meet the increased demand.

Fiscal 2011 saw a significant increase in the price of green coffee. In fiscal 2011, the price of green coffee increased by more than 50% over the prior year, reaching its highest level since 1997. After a downwards correction in fiscal 2012, we expect our average level of commodity costs to decline in fiscal 2013 compared to fiscal 2012, and prices are expected to remain volatile for the foreseeable future. To combat the substantial price increases in fiscal 2011, and the volatility in the green coffee commodities market generally, many coffee companies, including us, have employed certain hedging mechanisms, such as futures or options, to lock in prices for future deliveries of green coffee. In addition, we, along with many of our competitors, occasionally raise prices to our retail customers to offset increases in our cost of goods. If commodity costs decline, we may face pressure from our customers to decrease our prices.

In connection with the rising commodity prices over the past several years, our retail and Out of Home customers have exhibited price sensitivity. In our retail segments, where we sell our products to retail outlets, we believe this has been a response to weakened consumer confidence as global economic conditions have worsened. Consumer confidence levels remained weak in fiscal year 2012 and consumers are expected to remain price-conscious in fiscal 2013. In the Out of Home segment, where the customer is typically a business, hospital or hotel, we believe customer price sensitivity has been a result of efforts to reduce overhead costs. In some markets, price sensitivity has made it difficult to increase prices to cover increased green coffee costs.

Recent developments and capital expenditures and divestments

Please see the section of this Annual Report entitled “Separation from Sara Lee” under Item 5 for a detailed description of the steps comprising D.E MASTER BLENDERS spin-off from Sara Lee. Please see Notes 6, 7, 8 and 13 of our financial statements for further information on capital expenditures and divestments.

Separation-Related Financing

On May 15, 2012, Sara Lee issued approximately $650 million principal amount of notes, which we refer to as the new Sara Lee notes, in a private placement. In connection with the contribution of Sara Lee’s international coffee and tea businesses to DE US, Inc., Sara Lee received approximately $2.1 billion principal amount of DE US, Inc. debt securities, which are guaranteed by D.E MASTER BLENDERS. In connection with the distribution and in accordance with the terms of the new Sara Lee notes, Sara Lee satisfied its obligations under the new Sara Lee notes by transferring a portion of such DE US, Inc. debt securities to the holders of the new Sara Lee notes. Such DE US, Inc. debt securities were issued by DE US, Inc. and guaranteed by D.E MASTER BLENDERS pursuant to a note purchase and guarantee deed. Sara Lee transferred the remaining DE US, Inc. debt securities to certain subsidiaries of DE US, Inc. in satisfaction of Sara Lee’s debt obligations to such subsidiaries of DE US, Inc. For more information regarding D.E MASTER BLENDERS guarantee of the DE US, Inc. debt securities, see the section of this Annual Report entitled “Description of Certain Indebtedness—Note Purchase and Guarantee Deed” under Item 10B.

On May 29, 2012, each of DE US, Inc. and our subsidiary, DEMB International B.V., entered into an agreement with third party lenders for approximately $1.8 billion of bridge financing, consisting of an initial bridge loan and a second bridge loan, each of approximately $1.8 billion. The initial bridge loan was repaid shortly after the distribution of the DE US, Inc. Special Cash Dividend with the proceeds of the second bridge loan. The second bridge loan was repaid shortly after the separation with cash on hand at the time of the separation. For further information regarding the bridge loans, see the section of this Annual Report entitled “Description of Certain Indebtedness—Bridge Financing” under Item 10B.

In connection with the separation, on May 22, 2012, D.E MASTER BLENDERS and DE US, Inc. entered into a revolving credit facility to provide available financing to D.E MASTER BLENDERS in future periods. For further information regarding the revolving credit facility, see the section of this Annual Report entitled “Description of Certain Indebtedness—Revolving Credit Facility Agreement” under Item 10B.

As a consequence of various transactions, including those described above, between us and Sara Lee in connection with the separation, our borrowings have increased to approximately €557 million and our cash and cash equivalents have decreased to approximately €220 million.

Treatment of Equity-Based Compensation in Separation

Prior to the separation, Sara Lee, D.E MASTER BLENDERS and D.E US Inc. entered into an employee matters agreement (the “Employee Matters Agreement”) describing the treatment of Sara Lee equity awards held by employees who are now employed by D.E US Inc. and by the Company, or who are former employees of the D.E US Inc. business but who held equity awards at the time of the distribution, which we collectively refer to as D.E MASTER BLENDERS Employees, and by non-employee directors who serve on the board of directors of the Company. For purposes of this discussion, “Sara Lee RSUs” refers to Sara Lee restricted stock units and “Sara Lee PSUs” refers to Sara Lee performance share units. Below we describe the treatment of Sara Lee stock that is converted into D.E MASTER BLENDERS stock.

For the actual number of D.E MASTER BLENDERS stock held by directors and senior management after conversion, reference is made to “Item 6—Directors, Senior Management and Employees”.

Adjustment of Sara Lee Equity Awards

Sara Lee RSUs and Sara Lee PSUs outstanding immediately prior to June 28, 2012 the distribution date were adjusted to account for the distribution and the CoffeeCo (i.e. DE US Inc.) Special Dividend.

Sara Lee RSUs

With respect to Sara Lee RSUs granted on January 26, 2012 to our Non-Executive Chairman in his role as Executive Chairman of the board of directors of Sara Lee, which we refer to as the Chairman 2012 RSUs, one-half of such Chairman 2012 RSUs vested on the distribution date. The remaining one-half of the Chairman 2012 RSUs were cancelled. The Chairman 2012 RSUs that vested, settled for a number of D.E MASTER BLENDERS ordinary shares determined by multiplying the number of shares of Sara Lee common stock subject to such vested Chairman 2012 RSUs by the D.E MASTER BLENDERS Ratio, and rounding down to the nearest whole share. “D.E MASTER BLENDERS Ratio” is a fraction, the numerator of which is the volume weighted average price of shares of Sara Lee common stock trading the regular way on the New York Stock Exchange on June 27 and 28, 2012 and the denominator of which is the volume weighted average price of the D.E MASTER BLENDERS ordinary shares trading in the as-if-and-when issued market on NYSE Euronext Amsterdam on June 29, 2012 and July 2, 2012 (as converted into U.S. dollars in accordance with the currency exchange rate published by the Federal Reserve Bank of New York for the distribution date).

Sara Lee RSUs granted on January 26, 2012 to our Chief Executive Officer in his role as Executive Vice President and Chief Executive Officer of Sara Lee’s Coffee and Tea (formerly International Beverage) segment vested in full on the distribution date and were settled for a number of D.E MASTER BLENDERS ordinary shares determined by multiplying the number of shares of Sara Lee common stock subject to RSUs by the D.E MASTER BLENDERS Ratio, and rounding down to the nearest whole share.

Sara Lee PSUs

With respect to Sara Lee PSUs granted on or following November 4, 2011 (other than the Chairman 2012 PSUs, as described below), and held immediately prior to the distribution by employees who became D.E MASTER BLENDERS Employees on the consummation of the merger, such Sara Lee PSUs were earned as follows, which we refer to as the “Earned PSUs”: the achievement of the performance goals were determined as of the distribution date based on actual performance through the distribution date with respect to the portion of the fiscal year 2012 that had occurred prior to the distribution date and based on target-level performance with respect to the portion of the fiscal year that had not yet occurred as of the distribution date.

Upon consummation of the merger, the Earned PSUs were assumed by D.E MASTER BLENDERS and converted into a number of PSUs denominated in ordinary shares of the Company, the number of which was determined by multiplying the number of shares of Sara Lee common stock subject to the Sara Lee PSU immediately prior to the distribution by the D.E MASTER BLENDERS Ratio.

Sara Lee PSUs granted on January 26, 2012 to our Non-Executive Chairman in his role as Executive Chairman of the board of directors of Sara Lee, which we refer to as the Chairman 2012 PSUs, were earned as follows: the achievement of the performance goals were determined as of the distribution date based on actual performance through the distribution date with respect to the portion of Sara Lee’s fiscal year 2012 that had occurred prior to the distribution date and based on target-level performance with respect to the portion of Sara Lee’s fiscal year 2012 that had not yet occurred as of the distribution date. One-half of the Chairman 2012 PSUs that were earned pursuant to the previous sentence vested on the distribution date. The remaining one-half of the Chairman 2012 PSUs were cancelled. The Chairman 2012 PSUs that vested pursuant to the foregoing settled for a number of D.E MASTER BLENDERS ordinary shares determined by multiplying the number of shares of Sara Lee common stock subject to such vested Chairman 2012 PSUs by the D.E MASTER BLENDERS Ratio, and rounding down to the nearest whole share.

RSUs Held by Non-Employee Directors

Each non-employee director of Sara Lee who serves as a non-employee director of D.E MASTER BLENDERS and who held a Sara Lee RSU immediately prior to the distribution, continues to hold such Sara Lee RSU and was also granted a new RSU award denominated in ordinary shares of the Company, which we refer to as a D.E MASTER BLENDERS RSU, with the number of D.E MASTER BLENDERS shares subject to such D.E MASTER BLENDERS RSU determined by multiplying the number of Sara Lee shares subject to the Sara Lee RSU immediately prior to the distribution by a fraction, the numerator of which is the difference between the volume weighted average price of the Sara Lee shares trading the regular way on the New York Stock Exchange over June 27 and 28, 2012 and the volume weighted average price of shares of Sara Lee common stock on the New York Stock Exchange over June 29, 2012 and July 2, 2012 and the denominator of which is the volume weighted average price of the D.E MASTER BLENDERS ordinary shares trading in the as-if-and-when issued market on NYSE Euronext Amsterdam over June 29, 2012 and July 2, 2012 (as converted into U.S. dollars in accordance with the currency exchange rate published by the Federal Reserve Bank of New York for the distribution date).

Each Sara Lee RSU and D.E MASTER BLENDERS RSU held by a non-employee director who serves on the D.E MASTER BLENDERS board of directors after the distribution and consummation of the merger settled for shares of Sara Lee and the Company, respectively, on the date that is six months following the distribution date.

Material U.S. Federal Income Tax Consequences Relating to Section 7874 of the Code

For U.S. federal income tax purposes, a corporation generally is considered tax resident in the place of its incorporation. Because D.E MASTER BLENDERS is incorporated under Dutch law, it should be deemed a Dutch corporation under this general rule. However, Section 7874 of the Code generally provides that a corporation incorporated outside the United States that acquires substantially all of the assets of a corporation incorporated in the United States will be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes if shareholders of the acquired U.S. corporation own at least 80 percent (of either the voting power or the value) of the stock of the acquiring foreign corporation group after the acquisition and the acquiring foreign corporation’s “expanded affiliated group” does not have “substantial business activities” in the country in which the acquiring foreign corporation is organized. Pursuant to the merger, D.E MASTER BLENDERS acquired all of DE US, Inc.’s assets, and DE US, Inc. shareholders hold 100 percent of D.E MASTER BLENDERS by virtue of their stock ownership of DE US, Inc. D.E MASTER BLENDERS should be treated as a foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code provided that the D.E MASTER BLENDERS group has substantial business activities in the Netherlands. Under the rules applicable to D.E MASTER BLENDERS, at the time of the merger, there was no specific guidance as to what constitutes “substantial business activities.” Based on the historical conduct of the coffee and tea business in the Netherlands, the relative amount of assets, employees and sales located in the Netherlands, the substantial managerial activities by officers and employees in the Netherlands, and the Dutch business activities that are material to the Group’s overall business activities, in each case at the time of the merger, D.E MASTER BLENDERS believes that its expanded affiliated group should have substantial business activities in the Netherlands. As a result, D.E MASTER BLENDERS should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code following the merger, and the Company obtained an opinion of counsel to that effect. Nevertheless, it is possible that the IRS would interpret Section 7874 of the Code to treat D.E MASTER BLENDERS as a U.S. corporation after the merger. Moreover, the U.S. Congress or the IRS and Treasury Department may enact new statutory or regulatory provisions that could adversely affect D.E MASTER BLENDERS’ status as a foreign corporation. Retroactive statutory or regulatory actions have occurred in the past, and there can be no assurance that any such provisions, if enacted or promulgated, would not have retroactive application to D.E MASTER BLENDERS.

If it were determined that D.E MASTER BLENDERS is properly treated as a U.S. corporation for U.S. federal income tax purposes, D.E MASTER BLENDERS could be liable for substantial additional U.S. federal income tax. For Dutch corporate income tax and dividend withholding tax purposes, D.E MASTER BLENDERS will, regardless of any application of Section 7874 of the Code, be treated as a Dutch resident company since D.E MASTER BLENDERS is incorporated under Dutch law. The Tax Convention concluded between the Netherlands and the United States will not fully limit the ability of the Netherlands to levy such taxes. Consequently, the Company might be liable for both Dutch and U.S. taxes, which would have a material adverse effect on our financial condition and results of operations.

Additionally, D.E MASTER BLENDERS shareholders could face certain adverse tax consequences if it were determined that the Company were properly treated as a U.S. corporation for U.S. federal income tax. With respect to U.S. Holders, the U.S. consequences of owning and disposing of shares of D.E MASTER BLENDERS generally would be the same as those of owning and disposing of shares of a foreign corporation as described in “Taxation—Taxation in the United States” in Item 10E. However, U.S. Holders generally would not be able to claim a U.S. foreign tax credit with respect to any Dutch taxes withheld by the Company on distributions, unless the U.S. Holder had other foreign source income. With respect to shareholders that are not U.S. Holders, because the Company would continue to be treated as a Dutch corporation for Dutch withholding tax purposes, such shareholders could be subject to dividend withholding under both U.S. and Dutch law absent an applicable exemption.

Please see the section of this Annual Report entitled “Selected Financial Data” for the amount of D.E MASTER BLENDERS capital expenditures and divestitures for the last three fiscal years.

Property, plant and equipment

The total capital expenditures in property, plant and equipment amount to €97 million, €78 million and €66 million for fiscal years 2012, 2011 and 2010, respectively, and relate mainly to investments in machinery and equipment of €43 million, €37 million and €31 million in fiscal years 2012, 2011 and 2010, respectively, and construction in progress of €52 million, €39 million and €32 million in fiscal years 2012, 2011 and 2010, respectively.

Total disposals, including impairment, amount to €18 million, €15 million and €16 million in fiscal years 2012, 2011 and 2010, respectively.

Intangible fixed assets

The total capital expenditures in intangible assets amount to €135 million, €8 million and €4 million in fiscal years 2012, 2011 and 2010, respectively. In March 2012 the Group entered into agreements to pay €115 million to Philips Electronics, which we refer to as Philips, to acquire its ownership interest in the Senseo coffee trademark. This acquisition provided the Group with full ownership of the Senseo trademark, which was previously co-owned with Philips.

Total disposals, including impairment, are €13 million, €2 million and €1 million in fiscal years 2012, 2011 and 2010, respectively.

Acquisitions during the fiscal year 2012

In December 2011, the Group acquired CoffeeCompany, a leading Dutch café store operator in the Netherlands; Tea Forte, a producer of ultra premium teas that are principally sold in the United States and Canada, and the Denmark operations of House of Coffee, a leading out of home provider of coffee and tea products in Norway and Denmark. In April 2012 the Group acquired Expresso Coffee Automacao de Bebidas Quentes Ltda, an out of home provider that offers its customers a full service concept (machines, coffee and service) mainly in the Sao Paulo area. The total consideration for these acquisitions was €23.4 million, including a perfomance-based contingent purchase price payment of €1 million, which was recognised as a liability. As of June 2012, the Group has estimated the contingent payment to be €1 million. As a result of the transactions, goodwill and other intangible assets of €25 million were recognised.

Divestments during the fiscal year 2012

There have been no divestments during the fiscal year 2012.

As of the date of this Annual Report, there has been no indication of any public takeover offer by any third party in respect of our ordinary shares, or by us in respect of other companies’ shares.

4B Business overview

General

We are a leading, focused pure-play coffee and tea company that offers an extensive range of high-quality, innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. According to Euromonitor, the global coffee and tea industry had aggregate revenues of approximately €78.3 billion in calendar year 2011. We are one of the largest companies (based on revenues) operating purely in the coffee and tea industry.

Our History

The roots of our Company go back to 1753 in Joure, the Netherlands, when the Douwe Egberts brand was founded as a grocery business and grew to specialize in coffee and tea. In 1948, Douwe Egberts expanded its business and began exporting its products to other European countries. Sara Lee acquired the Douwe Egberts business through a series of investments beginning in 1978. As part of Sara Lee, the Company expanded its geographic reach and increased its focus on innovation. In 1998, the Company entered the Brazilian coffee market through a series of acquisitions, most recently Café Moka in 2008 and Café Damasco in 2010. We started to aggressively grow the Cafitesse proprietary liquid coffee systems for the foodservice industry in the 1990s and introduced the Senseo single-serve coffee system in partnership with Philips in 2001. In 2010, the Company launched the L’OR EspressO capsules compatible with the Nespresso® single-serve system.

Our Brands

We have a portfolio of leading coffee and tea brands that address the needs of both our retail and out of home customers in our markets. According to AC Nielsen, as of December 31, 2011, we held the top market position in the Netherlands, Brazil, Belgium, Denmark and Hungary, the number two position in France, Australia and Spain, based on the total retail coffee market, including multi-serve, single-serve and instant. In fiscal 2012, approximately 72% of our total sales were derived from markets where we held the number one or two market position. Each of our brands has a particular consumer or regional positioning that distinguishes it from its competitors and guides advertising and new product development.

Douwe Egberts is our largest and most established brand in the multi-serve category. With more than 250 years of experience in the coffee and tea industry, Douwe Egberts is the best-selling coffee brand in the Netherlands and Belgium and also has solid market positions in the United Kingdom and Hungary. In addition to Douwe Egberts, our multi-serve coffee is sold under the following brands: L’OR and Maison du Café in France, Marcilla in Spain, Merrild in Denmark, Harris in Australia, Kanis & Gunnink in the Netherlands, Jacqmotte in Belgium, Prima in Poland, and Pilão, Caboclo, Damasco and Moka in Brazil. Our single-serve coffee is sold under the brand name Senseo which is generally co-branded, such as Douwe Egberts Senseo and L’OR Senseo, in the Netherlands, Belgium, France, Germany, Spain and select other countries. In April 2010, we launched the L’OR EspressO capsules brand in France, and L’OR EspressO has subsequently been successfully launched in the Netherlands and Belgium. In May 2011, we successfully launched our capsules brand in Spain as L’aRôme EspressO. Our instant coffee is primarily sold under the Moccona brand in Australia and Thailand, under the Douwe Egberts brand in the United Kingdom and under local brands in certain of our markets. Our tea is sold under the brand names Pickwick in the Netherlands, Belgium, the Czech Republic, Hungary and Denmark and Hornimans in Spain. Our Out of Home segment primarily operates under the Cafitesse umbrella brand, which is principally co-branded Douwe Egberts Cafitesse, for our liquid roast coffee products and machines and under our Piazza D’Oro brand for premium espresso products and machines.

Our Competitive Strengths

Pure-Play Coffee and Tea Company. We are one of the largest companies (based on revenues) operating purely in the coffee and tea industry. We believe that our focus on the coffee and tea business enables us to introduce innovative new products and concepts tailored to the preferences of our consumers and customers. We believe that our scale and diversity of operations in key markets provides us with greater marketing resources, production efficiencies and purchasing expertise, broader research and development capabilities and deeper consumer knowledge and understanding than our smaller regional and local competitors. Further, we expect that our streamlined organization will optimize time-to-market of new product innovations.

Strong Brands with Leading Market Positions. Our brands have a strong heritage in the coffee and tea industry, and we possess a portfolio of well-known and trusted brands with leading positions in key markets. According to AC Nielsen, our coffee brands occupy the number one retail market position in the Netherlands, Brazil, Belgium, Hungary and Denmark, the number two position in France and Australia and the number three position in Spain, based on total retail coffee market revenues, including multi-serve, single-serve and instant. Our Douwe Egberts brand is the number one coffee brand in the Netherlands and Belgium. Pilão enjoys the number one position in Brazil and Merrild is the leading coffee brand in Denmark. The Senseo brand of single-serve coffee pads and our L’OR EspressO and L’aRôme EspressO single-serve capsules are recognized by consumers for quality, and we continue to expand our single-serve offerings into new markets. In the tea category, Pickwick is a well-known brand in the Netherlands, the Czech Republic, Hungary and Denmark and Hornimans currently enjoys a strong market position in Spain. Further, in our Out of Home segment, we believe based on our internal estimates and analysis that we hold the number one or two market position in six countries. The strength of our brands in these markets allows us to test and introduce new products quickly, further improving our ability to adapt to industry trends and changing consumer preferences.

Knowledge and Innovation. Our business model is centered around our deep consumer knowledge and understanding, our technology and our strong innovation capabilities. Based on the unique consumer and customer insights we have gained over numerous decades, we have a deep understanding of the coffee and tea category and the preferences of its consumers and customers. This, coupled with our strong research and development capabilities, has positioned us well to launch new products and concepts that reflect the preferences of our consumers and customers. In 2001, for instance, we introduced the Senseo single-serve coffee system in partnership with Philips. Our launch in April 2010 of L’OR EspressO capsules compatible with the Nespresso® single-serve system marked our entry into the single-serve espresso category. We intend to increase our presence with further innovations in this category in the coming years. In the Out of Home segment, we have built superior knowledge, expertise and capabilities in the liquid roast category, creating an easy-to-use premium coffee experience with our Cafitesse liquid roast products and systems.

Strong Management Team. Our company has a centuries-long rich tradition in the coffee and tea industry and over the course of our long history, our organization has developed superior coffee expertise. We believe this gives us a competitive advantage throughout the entire coffee value chain and in particular in coffee blending, coffee and tea sourcing and developing technological innovations that will enhance the coffee experience for our consumers. In connection with our separation from Sara Lee, we have hired new management with experience outside the coffee and tea industry who have extensive experience expanding businesses in existing consumer markets and into new consumer markets. These individuals bring a strong track record of managerial and marketing capabilities to the Company. We believe that the combination of our coffee and tea industry experience and employee expertise with our growth driven management will be a powerful combination for the Company.

Key Business Strategies

Our aspiration is to be a leading, international coffee and tea company by enhancing the coffee and tea experience of our consumers through innovative products, concepts and systems that are based on our in-depth consumer knowledge and technology expertise, with a focus on the premium coffee and tea sectors. We intend to leverage our category and consumer expertise and knowledge across borders while tailoring our high-quality product offering to local preferences.

Enhance our Marketing Efforts. Our marketing strategy is to create added value by translating customer and consumer insights into effective innovations and brand visions. We are implementing a new innovation strategy designed to address consumer needs identified through preference mapping and other research. We intend to combine these insights with our rich heritage and expertise in the coffee and tea industry to create memorable coffee and tea experiences for our consumers and to strengthen our relationships with our customers. We plan to use the strength and consumer awareness of our key brands to allow us to introduce our innovations into the market quickly.

Our Out of Home segment plays an important role in building brand presence. To date, this has been an important but secondary role of the segment. Going forward, we expect that our Out of Home segment will play an increasing role in brand building by targeting select customers with broad consumer visibility, for example at cafés, gas stations and airports.

We also plan to increase our focus on digital and new media, which we believe will allow us to interact more effectively with our consumers in each of our markets. For example, the launch of the L’OR EspressO product line involved a mix of traditional print and television advertising campaigns, as well as digital media advertising, and our L’OR EspressO sales increased in the fiscal quarter in which these campaigns launched. We also seek to increase brand and product awareness by placing our products in as many customer channels as possible. Additionally, we currently have a successful loyalty building program in the Netherlands, which we are in the process of modernizing. We plan to build on that success to continue to improve our connection with our consumers in all of our markets.

Revitalize Product Lines to Enhance the Coffee and Tea Experience. We intend to renew our product line in 24 months, with the majority of such innovations expected to come to market in the second half of fiscal 2013, as described below:

Re-Invent Multi-Serve. We see multi-serve as an opportunity to refresh a category that has been stable for a long period of time. We intend to engage new and existing consumers with a differentiated product line presented in a contemporary fashion. We expect that this will include a broader product range, new premium offerings and new packaging concepts that address diverse consumer preferences.

Revitalize Pads. Philips and Sara Lee were pioneers in expanding the single-serve category. With over 33 million Senseo machines sold as of February 1, 2012, the market position of our coffee pads provides us with a solid foundation in this category. Our retail sales of coffee pads increased by 20% between fiscal 2008 and fiscal 2012, and we had €434 million in sales of coffee pads in fiscal 2012, with approximately 95% of such sales from the Netherlands, Belgium, France and Germany. Going forward, we intend to pursue geographic expansion and machine and coffee pad innovations and we intend to address a broader range of consumer segments, with more varied and contemporary product offerings. To this end, on March 30, 2012 we entered into a partnership agreement and a trademark transfer agreement with Philips to strengthen our relationship with Philips and acquire the full rights to the Senseo trademark. In the future, we intend to use Senseo as our new master brand for any future high-tech product offerings and we expect to launch a new Senseo machine annually.

Differentiate Capsules. Our L’OR EspressO and L’aRôme EspressO capsules have experienced significant success and sales growth since the launch of L’OR EspressO in France in April 2010, with revenues from such sales exceeding €110 million in fiscal 2012. We intend to expand our capsule sales by establishing more differentiated brand positioning and extending our range to better address varied consumer preferences.

Build on Leading Position in Out of Home and Focus on Synergies with Retail. Through our proprietary liquid roast coffee technology and our Cafitesse brand, we lead the liquid roast category for out of home consumption (based on internal estimates and analysis). We intend to expand our liquid roast coffee business and, to further this goal, we are developing new, premium liquid roast products. We also intend to broaden our business base to include many of the more visible customer segments where roast and ground and espresso products are key to success. To this end, we recently acquired CoffeeCompany, a dynamic café operator targeting young urban consumers in the Netherlands. Our intent is to gain inspiration and consumer connection experiences with the goal of expanding the visibility of, and becoming more effective in showcasing, our retail brands. We also intend to use the cafés as a test market to test new products and concepts before a full-scale launch. However, we do not intend to become a global café operator.

Expand our Presence in Instants into Existing Markets. We have a strong market position in premium freeze-dried instant coffee in Australia with the Moccona brand and have been gaining instant coffee market share in the United Kingdom with the Douwe Egberts brand. We plan to build on our instant coffee expertise through further innovations and increased marketing in countries where we already have strong multi-serve footholds.

Reinvigorate Tea. We believe that we have a strong platform from which to expand in the tea category with our Pickwick brand, which is well-known in the Netherlands, Hungary, Denmark and the Czech Republic, our Hornimans brand, which is a leader in Spain, and our recently acquired Tea Forte brand, a premium tea brand principally sold in the United States and Canada. We intend to expand our presence in the tea market through innovative new concepts and a sustained marketing effort designed to create more premium positioning for our tea activities.

Expand Geographically. As a part of Sara Lee, we historically derived a large percentage of our sales and profits from Western Europe. As an independent company, we intend to pursue growth in our Western European markets, including the Netherlands, France, Spain, Belgium and Denmark, through effective marketing, innovation and increased penetration of our products in these markets. We also intend to pursue growth in the emerging markets in which we currently operate, including Brazil, Eastern Europe and Thailand, and expansion into new markets through extensions of our own product innovations and through selective acquisitions, where appropriate and with a high level of discipline. Additionally, we believe that our Senseo single-serve coffee system and our L’OR EspressO capsules, already well-known in their existing markets, can contribute to our expansion into new markets. We are in the process of developing new products for both Senseo and L’OR EspressO to further increase consumer interest and bring our products into more households in both our existing and new markets.

Our Segments

Our business is currently organized into three operating segments, Retail—Western Europe, Retail—Rest of World and Out of Home. The following table sets forth our total sales and the percentage of our sales attributable to each of our operating segments for fiscal years 2012, 2011 and 2010:

	2012	2011	2010
Total Sales	€2.8 billion	€2.6 billion	€2.3 billion
Retail—Western Europe	45%	43%	46%
Retail—Rest of World	27%	25%	25%
Out of Home	23%	24%	27%
Unallocated	5%	8%	2%

Within our Retail—Western Europe and our Retail—Rest of World segments, our principal products are multi-serve coffee, single-serve coffee pads and capsules, instant coffee and tea. We sell these products predominantly to supermarkets, hypermarkets and through international buying groups. In our Out of Home segment, we offer a full range of hot beverage products but focus on our liquid roast products and related coffee machines. Our products and the related machines in the Out of Home segment are sold either directly to businesses, hotels, hospitals and restaurants or to foodservice distributors for distribution to the customer.

Retail—Western Europe

In our Retail—Western Europe segment, we have been active in four categories: multi-serve, single-serve, instant and tea, for the past three fiscal years. In addition, the cafés we operate in the Netherlands following our acquisition of CoffeeCompany report through our Retail—Western Europe segment. Our multi-serve coffee is principally sold under the following brands: Douwe Egberts in the Netherlands, Belgium and the United Kingdom, L’OR and Maison du Café in France, Marcilla in Spain, Merrild in Denmark, Kanis & Gunnink in the Netherlands and Jacqmotte in Belgium. Our single-serve coffee is principally sold under the brand names Senseo which is generally co-branded, such as Douwe Egberts Senseo and Maison du Café Senseo, in the Netherlands, Belgium, France, Germany, Spain and select other countries, L’OR EspressO in France, the Netherlands and Belgium and L’aRôme EspressO in Spain. Our instant coffee is sold under the Douwe Egberts brand in United Kingdom and under local brands in certain of our Western European markets. Our tea is sold under the brand names Pickwick in the Netherlands, Belgium and Denmark and Hornimans in Spain. Retail—Western Europe covers the following countries: the Netherlands, Belgium, France, Denmark, Greece, Germany, the United Kingdom and Spain.

Retail—Rest of World

In our Retail—Rest of World segment, we have also been active in four categories: multi-serve, single-serve, instant and tea, for the past three fiscal years. Our multi-serve coffee is principally sold under the following brands: Pilão, Caboclo, Damasco and Moka in Brazil, Harris in Australia and Prima in Poland. Our single-serve coffee is sold in Brazil under the Senseo brand name, co-branded as Pilão Senseo. Our instant coffee is primarily sold under the Moccona brand in Australia and Thailand. Our tea is sold under the brand name

Pickwick in the Czech Republic and Hungary. Retail—Rest of World covers the following countries: Brazil, Hungary, the Czech Republic, Poland, Australia, Thailand and Russia.

Out of Home

For the past three fiscal years, our Out of Home segment has been concentrated in the Netherlands and has provided liquid roast coffee products and the machines that dispense these products, as well as multi-serve coffee, instant coffee and tea and related products, to businesses, hospitals, hotels and restaurants worldwide. Approximately half of our Out of Home sales are made directly to such customers, while we also work with distributors who distribute our products to the customer in certain markets. Through our Cafitesse umbrella brand, we offer a line of products to be used in the liquid roast machines that we sell, lease or provide free of charge to our customers. Additionally, through our Piazza D’Oro brand we offer premium espresso coffee products and machines. We develop the proprietary coffee machines in house and employ suppliers to produce the machines. We also employ service technicians in most of our major markets who we train to service our machines in the field. According to Euromonitor, in 2011, we were the largest supplier by volume of coffee for the out of home market in the Netherlands, Denmark and Belgium. Based on internal estimates and analysis, we estimate that we serve approximately 80% of the worldwide liquid roast market, based on number of cups consumed. As of June 30, 2012 we operated over 248,000 machines in businesses, hospitals, hotels and restaurants in our markets of which more than 60% are Cafitesse liquid roast machines. On October 24, 2011, Sara Lee entered into an asset purchase agreement with the J.M. Smucker Company, which we refer to as Smucker’s, in connection with its sale to Smucker’s of its liquid coffee business in the United States, Canada, Mexico, and most of the Caribbean. Under the terms of this agreement, we agreed not to engage in the business of manufacturing, marketing, selling or distributing liquid coffee concentrate products in the out of home channel in such territories for ten years.

Research and Product Development

Our research and development teams are responsible for the technical development of our coffee and tea products, packaging systems and new equipment and manufacturing methods. The research and development department works with the legal team to protect our innovations through patents and trademarks, where possible, and to ensure compliance with applicable regulations. Our teams adapt technological innovations to existing product lines and new product introductions. We strive for innovation across all product categories and devote significant resources to each segment.

In our Out of Home segment, we are the leader in liquid roast technology. We develop and produce our proprietary liquid roast coffee products and the technology for our proprietary liquid roast coffee machines in-house. We are constantly innovating in this category and previously announced that we have developed ambient liquid roast coffee that will allow our customers to store this coffee prior to use at room temperature, eliminating the need for frozen storage. This new product was released in the Netherlands and Germany in fiscal 2012. We are also working to upgrade our liquid roast quality to match the taste of espresso.

Our research and development product teams also work closely with our marketing, supply chain and procurement teams in identifying trends, developing new products and modifying existing products for all of our product lines, enabling us to quickly and efficiently respond to changing consumer needs. The research and development department is also integral to the launch of new products where they work with marketing to ensure a smooth product launch. An example of this collaboration was the development and launch of the L’OR EspressO product line in France in April 2010, which consists of proprietary L’OR EspressO capsules compatible with the Nespresso® single-serve system. Our multidisciplinary development approach has led to proprietary capsule technology which, together with innovative manufacturing technology, is the basis for our high quality L’OR EspressO and L’aRôme EspressO products. Less than two years after its inception, the L’OR EspressO and L’aRôme EspressO product line now consists of more than fifteen different product variants, with aggregate revenues from sales of these products exceeding €110 million in fiscal 2012 in France, the

Netherlands, Belgium and Spain. Further research and development has also resulted in the addition of various Espresso and Lungo ranges to our capsule product lines.

Additionally, we conduct research and development with partners in certain ventures. Our most significant development partner is Philips. We continue to collaborate with Philips on innovations to the Senseo single-serve coffee system product line, including the ongoing development of new Senseo machine designs to appeal to a range of customer tastes. On March 30, 2012, we entered into a new partnership agreement with Philips pursuant to which Philips will be our exclusive partner for the commercialization of coffee systems in the consumer field, including those to be developed under the Senseo trademark. We also collaborate on a limited basis with certain national and international coffee trade associations in an effort to promote the beneficial effects of coffee consumption and support external research by universities to study these effects.

At the core of our research and development capabilities is a team of approximately 125 people. Our research and development facilities are located in Utrecht, the Netherlands.

Spending on research and development for fiscal 2012, 2011 and 2010 was approximately €25 million, €21 million and €18 million, respectively. On average, approximately one-third of our research and development budget is devoted to single-serve product development, one-third to liquid roast and approximately one-third is devoted to all other categories. In addition to our investments in traditional research and development activities and in developing new manufacturing processes, we actively invest in our manufacturing facilities.

Marketing

Our global marketing team is organized around six categories: multi-serve, single-serve pads, portioned espresso capsules, instant, liquid roast coffee and tea. In our retail segments, our national marketing teams work closely with our global team and our research and development team to ensure that we present a consistent message for each brand that effectively conveys the attributes of our brands. The national marketing personnel then work closely with their key retail channel entities on product plans, placement and initiatives, marketing programs and other product sales support. In the tea category, our marketing team both works directly with our retail customers to design and implement in-store promotional activities and uses television commercials and print and internet advertisements to target specific audiences. In our Out of Home segment, our goal is to understand the customers’ needs and build a tailored proposition specifically for each customer. For example, for a hotel customer we could offer a liquid coffee system for their high volume conference needs, as well as instant, multi-serve or single-serve coffee for their in-room needs. Our goal is to synergize our marketing and sales departments in both retail and Out of Home to create a clear message in each of our categories and to emphasize our premium products and brands.

Customers

In fiscal 2012, approximately 65% of our sales were derived from Western Europe, 21% from South America, 6% from Central and Eastern Europe and 8% from Asia/Pacific. In fiscal 2012, approximately 45% of our sales came from our Retail—Western Europe segment, approximately 27% of our sales came from our Retail—Rest of World segment and approximately 23% of our sales came from our Out of Home segment. In our retail segments we sell directly to food and beverage retailers as well as to wholesalers. In our Out of Home segment we sell directly to businesses, hospitals, hotels and restaurants as well as to third party distributors who distribute our products to customers in certain markets. In fiscal 2012, approximately, 46% of our sales were derived from multi-serve coffee products, 20% from sales of single-serve coffee products, 7% from sales of liquid roast coffee products, 9% from sales of instant coffee, 5% from sales of tea and 13% from sales of other coffee and tea related products.

In our retail segments, our largest customers are large supermarket retailers and international buying groups, which are composed of regional supermarket retailers that join together to increase their purchasing leverage. In our Retail—Western Europe segment, our three largest customers are Carrefour, Coopernic (an international buying group) and EMD (an international buying group), which represented an aggregate of approximately 16% of the Company’s sales in fiscal 2012. In our Retail—Rest of World segment, our three largest customers accounted for an aggregate of approximately 5% of our sales in fiscal 2012. With certain of our large international supermarket customers and with our buying group customers, we sign overarching international contracts with an average length of two years, as well as annual contracts on the national or individual level.

In the Out of Home segment, we sell our liquid roast products and equipment directly to businesses, hospitals, hotels and restaurants as well as to third party distributors who then distribute our products to customers. No single customer has accounted for more than 5% of our Out of Home sales in any of the past three years. Our Out of Home customer contracts are generally for terms of three or more years with pricing terms that are reviewed at least annually, and we have long-term relationships with many of our customers. We have long-term contracts with our third party distributors with pricing terms that are reviewed annually.

Operations and Supply Chain

Our operations group manages our integrated supply chain for our European operations from the Netherlands, the Netherlands in close collaboration with Decotrade GmbH in Zug, Switzerland and Decotrade do Brasil in Santos, Brazil, the green coffee and tea procurement arms of our business. Our operations in Brazil, Australia and Thailand are managed autonomously by our operations groups in those countries in collaboration with Decotrade do Brasil, using principles and processes similar to those described below. Our instant coffee sold in Australia is supplied from our European operations.

Raw materials

Our primary commodity is green coffee. We buy both Arabica and Robusta coffee beans for use in different regional markets and blends across our product lines. Decotrade GmbH buys coffee from multiple coffee-producing regions around the world both on the coffee markets and on a negotiated basis. Decotrade do Brasil buys coffee in Brazil through direct relationships with cooperatives, cooperative groups, farms and estates to meet our domestic coffee needs in the large and growing Brazilian market. Additionally, in recent years, Decotrade do Brasil has bought and sorted green coffee to sell to Decotrade GmbH as well as to third parties, including competitor coffee companies and coffee traders. In future periods, we intend to significantly reduce the amount of green coffee that we buy for sorting and resale to third parties.

The supply and price of green coffee are subject to fluctuations. Supply and price of all coffee grades are affected by multiple factors, such as speculation in the commodities markets, weather, seasonal fluctuations, real or perceived shortages, pest or other crop damage, land usage, the political climate in the producing nations, competitive pressures, labor actions, currency fluctuations, armed conflict and government actions, including treaties and trade controls by or between coffee producing nations. Cyclical swings in commodity markets are common and the most recent years have been especially volatile for both the “C” price of coffee (the price for Arabica coffee quoted by the Intercontinental Exchange in New York) and the “Liffe” price of coffee (the price for Robusta coffee quoted by the Exchange in London).

Both Arabica and Robusta prices increased by approximately 20% between 2011 and 2012. After a downwards correction in fiscal 2012, we expect our commodity costs to decline in fiscal 2013 versus fiscal 2012, although we expect that coffee prices will remain volatile for the foreseeable future. We buy Arabica and Robusta coffees which are traded at a premium or discount to the New York “ICE” and London “Liffe” price quotations, reflecting their intrinsic quality value and availability. Premiums and discounts are subject to significant variations.

Green coffee price increases impact our business by increasing our costs to make our coffee products and we are often not able to increase our prices to our customers concurrently with increases in green coffee prices. Decreases in the price of green coffee impact our business by creating pressure to decrease our sales prices.

Because of the volatility in the price of green coffee, we employ hedging mechanisms to lock in prices for future green coffee deliveries, consistent with our overall risk management program. While we typically enter into forward contracts for shorter periods, certain of these contracts may be made up to 12 months in advance of delivery. Since coffee trades are made on a U.S. dollar basis and we make our sales principally in euros, we also employ currency hedges to manage our currency risks. Our hedging strategies are principally focused on obtaining price stability and mitigating market risk.

Customers and consumers have become increasingly interested in purchasing certified sustainable coffee. To meet that demand, we expect to purchase certified sustainable coffee representing 20% of our annual coffee volume by 2015, which would significantly increase our sustainable green coffee purchases. Certain of our competitors have announced similar plans to purchase a significant amount of sustainable coffee. Because the supply of coffee certifiable as sustainable is limited, the cost of acquiring such coffee may increase significantly.

We purchase our tea requirements (black and green teas) directly from numerous importers and growers in Asia and Africa. Unlike in the coffee market, no regulated futures markets exist for the tea market. This means that we do not employ derivative tools for tea price risk mitigation. Unlike our recent experience in the green coffee market, the tea market has not been subject to significant volatility in recent years. The average annual price volatility range over the past several years has been approximately 20% and varies from region to region and from quality segment to quality segment. As the international tea business also trades on a U.S. dollar basis, the Company faces the same currency exposure as for green coffee and we employ a similar currency hedging strategy.

Manufacturing

Our manufacturing units are responsible for the production of our coffee and tea products and packaging. The manufacturing units receive forecasts from our marketing and sales teams and use these forecasts to make optimal production plans to manufacture the required end-products and send them to the appropriate country warehouse for ultimate distribution to the customer. We own manufacturing facilities in the Netherlands, Belgium, France, Hungary, Spain, Greece, Poland, Thailand and Brazil, and we lease manufacturing facilities in Australia and Spain. Because of the significant variation in the packaging of our diverse product lines, our manufacturing facilities are typically designed to handle a specific type of packaging, as well as production of certain coffee products. For example, our Senseo coffee pads are produced in our Grimbergen, Belgium and Utrecht, the Netherlands facilities, while we manufacture all of our L’OR EspressO capsules in Andrézieux, France. Our tea products are produced in Joure, the Netherlands and Budapest, Hungary. Historically, our liquid roast and instant coffee products were produced at facilities in Joure, the Netherlands, Nava Nakorn, Thailand and Virginia, United States. The facility in Virginia was sold as part of Sara Lee’s sale of its North American foodservice business to Smucker’s, and these products are now produced at a single site in Joure. In fiscal 2010 and 2011, we made significant investments in certain of our manufacturing facilities to improve our blending and production capabilities for a total amount of €36 million. Many of our manufacturing facilities meet the standards of the International Organization for Standardization, an international industrial and commercial standard-setting body.

Inventory

Our integrated supply chain, combined with our enterprise resource planning software capabilities, and steered by our standardized sales and operation planning (S&OP) process, enables us to have available sufficient quantities of desired finished products while minimizing our inventory stocks throughout the supply chain.

The supply chain is triggered by the demand for products from each of the countries in which we operate. The monthly S&OP consensus forecast is submitted by the marketing and sales units in each country directly to the factories, and the aggregate of these forecasts is used as the basis for our production planning. Because there is full stock transparency in our supply chain, factories can optimize their production planning, while ensuring service levels. The current flexibility in the factories makes it possible to produce the required amount of finished product for the high demand SKUs representing approximately 75% of our total sales volume on a weekly basis.

Decotrade translates these forecasts, together with its mid-term and long-term forecasts, into purchasing orders for the different types and qualities of green coffee and tea needed. To assist Decotrade in this process, we employ a proprietary algorithm that works with our flex-blending system to systematically adjust recipes and blending requirements according to customer and manufacturing unit needs and the current prices and availability of various types of green coffee.

Before purchase and before shipment, green coffee and tea samples are taken in the source country and sent to Decotrade for testing to ensure that the coffee or tea is of the expected type and quality. Typically, we then take possession of green coffee and tea meeting our requirements at the point of shipment. The raw materials are shipped to us via either our central hub in Antwerp, Belgium or our hub in Hamburg, Germany. Our third party hub managers process the shipments of green coffee and tea and coordinate delivery of the raw material shipments to the appropriate factories for further processing. Finished products are sent directly to warehouses in each country in which we sell our products. These warehouses are leased and managed for us by third party warehousing service providers. We sign three year contracts with these service providers, with whom we typically have long-term relationships.

Country Supply Chain Organizations

Our country supply chain organizations support our marketing and sales units with a goal of achieving maximum product availability while minimizing our inventory stock. Our country supply chain organizations also take care of the full “order to cash” cycle, including the delivery of the products to our customers. Additionally, our country supply chain manages our relationship with our logistics service providers, to which we have outsourced storage and transport of finished products and raw materials.

Distribution

We principally distribute our multi-serve, single-serve, instant and tea products in our Retail—Western Europe segment directly to our retail customers through supply contracts that we sign with individual retail customers or with buying groups that are generally composed of regional retailers. We also employ wholesalers on a limited basis to distribute our products in certain areas where our retail customers are less geographically concentrated. In the Retail—Rest of World segment, we distribute our products both directly to the major supermarket retailers, as well as to wholesalers and distributors who assist us in getting our products into smaller, independent retailers. Our retail contracts with individual retail customers are typically for one year, while our contracts with buying groups are generally for one or two years. We have long-term contracts with our wholesale customers with pricing terms that are reviewed annually.

In our Out of Home segment, we sell our Cafitesse liquid roast products, multi-serve and instant coffees directly to businesses, hospitals, hotels and restaurants. Approximately half of our sales are made via direct sale to the customer. We provide free of charge, sell or lease our Cafitesse machines to customers and then provide the customers with their liquid coffee requirements for use in the machines. We also sell service contracts for the coffee machines, which provide timely customer service via our own service engineers or third party service engineers in certain geographic markets. Additionally, we contract with distributors to sell our products to customers. We have long-term contracts with our third party distributors with pricing terms that are reviewed annually.

Competition

The coffee and tea industry in which we operate is highly competitive, with an emphasis on product quality and taste, price, reputation, brand differentiation, variety of product offerings, advertising, product packaging and package design, supermarket and grocery shelf space and alternative distribution channels. We compete with other large international and national coffee and tea companies as well as smaller regional and specialty coffee and tea companies, private label coffee and tea brands and hard discounters. Consumer preferences as to the blend or flavor and convenience of purchases continue to change, with differing preferences around the world.

We are the third largest global coffee company by coffee volume but we aspire to become the number two coffee and tea company in the world. Our largest competitors are Nestlé S.A., Kraft Foods, Inc. and private label producers. We also compete against Tchibo GmbH, Strauss Group Ltd. and a range of other local competitors in most countries where we have a presence. Our largest tea competitor in our markets is Unilever. Our major global competitors in our Out of Home segment are Kraft Foods, Inc. and Nestlé S.A. In the Netherlands, our Out of Home brands compete against Autobar Group and Maas International, and in each of our Out of Home markets we compete against many small competitors.

We expect competition in coffee and tea to remain intense, both within our existing customer base and as we expand into new countries and regions in the future. In the coffee and tea industry, we compete primarily by providing high-quality, premium coffee and tea, including a full range of coffee products across all subcategories of the coffee industry, easy access to our products through retail and out of home outlets and superior consumer insight. We also believe that the strength of our brands and our diverse product offering sets us apart from our competitors because we offer a wide array of coffee and tea products from well-known and trusted brands with impressive market penetration. While we believe we currently compete favorably with respect to all of these factors, there can be no assurance that we will be able to compete successfully in the future.

Seasonality

Historically, we have not experienced significant seasonal variations in our total sales.

Intellectual Property

We market our products under hundreds of trademarks, service marks and trade names in Europe and in other countries in our markets, the most widely-recognized being Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild, L’OR, Pickwick, Pilão, Hornimans, Moccona and Cafitesse. We also benefit from our portfolio of patents, registered designs, copyrights, know-how and domain names. Specifically, we have patent positions protecting our products and technologies for key product categories in single-serve, portioned espresso, and out of home coffee, including liquid coffee. We also license certain intellectual property from third-parties and to third parties. Our business is not dependent on any one patent, although the loss of certain trademarks could have a material adverse effect on our business. We use all appropriate efforts to protect our brands, trademarks, and technologies.

Though laws vary by jurisdiction, trademarks generally remain valid as long as they are in use and/or their registrations are properly maintained and have not been found to have become generic or otherwise are successfully challenged by third parties. Most of the trademarks in our portfolio, including all of our core brands, are covered by trademark registrations in the countries of the world in which we do business. Trademark registrations generally can be renewed indefinitely as long as the trademarks are in use. We actively register, renew, protect and maintain our core trademarks. However, trademark registrations for the Douwe Egberts brand in certain countries in the Middle East are held on our behalf by another party with whom we are currently in a dispute. We plan to continue to use all of our core trademarks and plan to renew the registrations for such trademarks for as long as we continue to use them.

For more than a decade, we have worked together with Philips on an exclusive basis on the development, manufacturing, sale and distribution of the Senseo coffee pad system. On March 30, 2012, we terminated the agreement that had governed our relationship with Philips against payment of a termination fee. Concurrently with terminating the prior agreement, we and Philips entered into a new partnership agreement and a trademark transfer agreement, which redefined our relationship in several significant respects. Philips transferred to us all its rights, title and interest in the Senseo trademark against payment of a one-time trademark transfer fee, and we entered into a new partnership agreement with Philips, pursuant to which Philips will be our exclusive partner for the commercialization of coffee systems in the consumer field, including those to be developed under the trademark Senseo and commercialized by both parties under our license of the Senseo trademark to Philips and Philips’ license of the Philips trademark to us. The termination and trademark transfer fees totaled €170 million. The new partnership agreement and trademark transfer agreement became effective as of January 1, 2012 and the partnership agreement expires (unless renewed) on December 31, 2020. Under the partnership agreement, each party is anticipated to be responsible for its own profits and losses, and we are not obliged to pay to Philips any royalty payments.

On January 3, 2012, Sara Lee entered into a license and services agreement with JMS Foodservice, LLC, an affiliate of Smucker’s, which we refer to as JMS, in connection with the sale of our liquid coffee products to JMS. Under the terms of this agreement and the related sale of assets, we assumed the rights and obligations of Sara Lee pursuant to the license and services agreement. The licenses granted under such agreement apply to the United States, Canada, Mexico, and most of the Caribbean, and relate to JMS commercializing our liquid coffee products and technology in such territory. Under the agreement, we granted to JMS non-exclusive licenses to our existing technology used in the manufacturing, dispensing, or packaging of our coffee business, exclusive licenses to our future technology used in the manufacturing, dispensing or packaging of our coffee business and exclusive, royalty-free licenses in and to certain of our trademarks, including the Douwe Egberts, Pickwick and Cafitesse trademarks, in each case for use in the foodservice trade channel in such territory. The license to the Douwe Egberts and Pickwick trademarks lasts until January 3, 2019. The license to the Cafitesse trademark lasts until January 3, 2022 and thereafter converts into a perpetual, non-exclusive license.

Government and Trade Regulation

We are subject to legislation and regulation in the EU and in each of the countries in which we do business with respect to: product composition, manufacturing, storage, handling, packaging, labeling, advertising and the safety of our products; the health, safety and working conditions of our employees; our pensions; and our competitive and marketplace conduct. On November 22, 2011, the EU enacted a new Food Information Regulation, which will require us to change the labels on certain of our products prior to December 13, 2014 to provide additional nutrition and ingredient information. With respect to environmental regulation, our operations and properties, past and present, are subject to a wide variety of EU regulations and directives and local laws and regulations in the jurisdictions in which we do business. The legislative framework in the EU, as well as in other jurisdictions in which we operate, which we refer to as ESH laws, covers topics such as air emissions, waste water discharge, noise levels, energy efficiency; the presence, use, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes; the remediation of contamination, and occupational safety and health. The following ESH laws are among the most significant to our business: the EU integrated pollution control and prevention directive, the EU packaging waste directive, the EU waste directive, the EU waste of electrical and electronic equipment directive, the EU regulations on the use of certain hazardous substances and the EU greenhouse gas emission allowance trading scheme. EU-level legislation, including the ESH laws and the Food Information Regulation, is also implemented in national legislation in the EU member states and we are therefore subject to regulation by both the EU and a large number of national and local regulatory bodies.

Our operations are also subject to various international trade agreements and regulations. Our competitive and marketplace conduct is principally regulated by rules of competition as set forth in articles 101 and 102 of the Treaty on the functioning of the European Union, the regulations and directives issued by the European Commission, decisions of the European Court of First Instance, the European Court of Justice and the European Commission and notices issued by the European Commission, as well as the translations and/or implementations thereof in the respective laws and regulations of the different member states. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide our businesses in complying with the applicable laws and regulations of the jurisdictions in which we operate.

Financial Targets

We have established the financial targets set forth below to measure our operational and managerial performance on a company-wide level. The financial targets set forth below are our internal targets for sales growth, adjusted EBIT margin, operating working capital and capital expenditures for future periods. Certain of these financial targets are presented as “mid-term” targets. We have not defined, and do not intend to define, “mid-term,” and the mid-term financial targets set forth below should not be read as indicating that we are targeting such metrics for any particular fiscal year. Our ability to achieve these financial targets is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions that are subject to change. As a result, our actual results will vary from the financial targets set forth below, and those variations may be material. Many of these business, economic and competitive uncertainties and contingencies are described in the section of this Annual Report entitled “Risk Factors”. We do not intend to publish revised financial targets to reflect events or circumstances existing or arising after the date of this Annual Report or to reflect the occurrence of unanticipated events. The financial targets should not be regarded as a representation by the Company or any other person that we will achieve these targets in the time period indicated (in the case of operating working capital or capital expenditures) or in any time period. Readers are cautioned not to place undue reliance on the financial targets.

Subject to the foregoing, we are targeting the following for purposes of measuring operational and managerial performance on a company-wide level:

•                  Sales growth of approximately 5% to 7% in the mid-term

•                  Adjusted EBIT margin of approximately 15% to 17% in the mid-term

•                  Capital expenditures, as a percentage of total sales, of approximately 4% to 5% in fiscal 2013 and fiscal 2014

•                  Capital expenditures, as a percentage of total sales, of approximately 3% to 4% in fiscal 2015

•                  Operating working capital, as a percentage of total sales, of approximately 10% in fiscal 2015, with a target of reaching 5% in the future

Adjusted EBIT margin and operating working capital are defined in “Selected Financial Data.” Adjusted EBIT and operating working capital are not measures calculated in accordance with IFRS and may not be comparable to similarly named measures used by other companies. Adjusted EBIT should not be considered as an alternative to operating profit or profit for the period, and operating working capital should not be considered as an alternative to operating cash flow.

The PricewaterhouseCoopers Accountants N.V. report included in this Annual Report relates solely to the Company’s historical financial statements. It does not extend to the financial targets and should not be read to do so. As the financial targets were prepared to measure the Company’s operational and managerial performance, they were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

4C Organizational Structure

D.E MASTER BLENDERS’ business is carried out through a number of operating subsidiaries around the world. A list of the Company’s principal operating subsidiaries, all of which are 100% owned, directly or indirectly, is attached hereto as Exhibit 21.1. In addition, D.E MASTER BLENDERS has a 45% non-controlling interest in Kaffehuset Friele A/S, which is treated as an associate.

4D Property, Plants and Equipment

We own most of our manufacturing plants and lease our warehouses. Additionally, we have service contracts with the hub managers at our central distribution hubs in Antwerp, Belgium and Hamburg, Germany. Our leased warehouse facilities are generally subject to lease terms of three years. Management believes that our facilities are maintained in good condition and are generally suitable and of sufficient capacity to support our current business operations. We intend to spend approximately €150 million on tangible fixed assets for the period through June 30, 2013.

Our manufacturing facility in Nava Nakorn, Thailand was damaged by the flooding in Thailand in October, 2011. As of the start of fiscal 2013, the facility is fully operational again. Our expenses related to the flooding of our facility in Thailand, including lost business income, are covered by our insurance policies.

The table below sets forth the location, principal use and size of our material facilities. Each of these facilities is in use and owned directly or indirectly by D.E MASTER BLENDERS. D.E MASTER BLENDERS’ property in the Netherlands has been pledged with a lien of €23.8 million in favor of Stichting VUDE, a foundation which guarantees the payment of early retirement allowances and payments according to social plans in the Netherlands.

Owned Facilities

Location	Principal Use	Fiscal 2012 Production Volume (in thousands of tons)		Size (in thousands of square feet)
Joure, The Netherlands	Manufacturing	27		752.6
Jundiai, Brazil	Manufacturing	135		432.4
Utrecht, The Netherlands	Manufacturing	55		346.9
Grimbergen, Belgium	Manufacturing	40		177.5
Budapest, Hungary	Manufacturing	13		144.0
Andrézieux, France	Manufacturing	20		121.9
Sulaszewo, Poland	Manufacturing	20		80.2
Salvador, Brazil	Manufacturing	15		49.5
Athens/Aigaleo, Greece*	Manufacturing	<5		47.2
Nava Nakorn, Thailand	Manufacturing	10		55.9
Oinofyta, Greece*	Manufacturing	<5		7.6
Mollet, Spain	Manufacturing	10	**	36.3
Budapest, Hungary	Warehouse			104.4
Piumhi, Brazil	Warehouse/Processing			76.1
Utrecht, The Netherlands	Office			364.1
Grimbergen, Belgium	Office			124.2
Joure, The Netherlands	Office			91.8
Utrecht, The Netherlands	Office			56.6

*       Production to be consolidated into Oinofyta facility in 2013.

**     Production split across owned and leased portions of the facility.

Leased Facilities

Location	Principal Use	Lease Term	Fiscal 2012 Production Volume (in thousands of tons)		Size (in thousands of square feet)
Kingsgove, Australia	Manufacturing	June 30, 2017	<5		45.1
Mollet, Spain	Manufacturing	December 31, 2020	10	(1)	137.3
Grimbergen, Belgium	Office	240 Months			124.2
Barcelona, Spain	Office	July 1, 2014			86.5
Barueri, Brazil	Office	March 23, 2013			52.6
Villepinte, France	Office	September 30, 2012(2)			88.6
Paris, France	Office	September 30, 2024			53.8
Middelfart, Denmark	Office	September 30, 2017			61.7
Amsterdam, The Netherlands	Office	June 30, 2022			56.45

(1)         Production split across owned and leased portions of the facility.

(2)         After June 30, 2012, the lease contract for the Villepinte office was not extended. Instead, another facility of 54,400 square feet is leased in Paris, France with a lease term until August 31, 2014.

We also lease our approximately 56,450 square-foot headquarters located in Amsterdam, the Netherlands. Our headquarters houses our various sales, marketing, operational and corporate business functions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW

The following information should be read in conjunction with the historical financial statements and with the financial information presented in the section entitled “Selected Financial Data” included elsewhere in this Annual Report. Our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board and adopted by the European Union. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “Liquidity and Capital Resources” below and “Risk Factors” above. All forward-looking statements in this Annual Report are based on information available to us as of the date of this Annual Report and we assume no obligation to update any such forward-looking statements. See “Forward Looking Statements”.

As discussed in Note 1 of our audited financial statements included in this Annual Report, our historical financial statements were restated for accounting irregularities and certain other errors involving previous financial results for our Brazilian operations. The accounting irregularities identified in the Brazil operations included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues, unsupported expenses reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off obsolete inventory and other inventory valuation issues. The financial information for the fiscal years 2010 and 2011 included in this operating and financial review section is based on these restated financial statements.

Overview

We are a leading, focused pure-play coffee and tea company that offers an extensive range of high-quality, innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. Our business is currently organized into three operating segments, Retail—Western Europe, Retail—Rest of World and Out of Home.

Within our Retail—Western Europe and our Retail—Rest of World segments, our principal products are roast and ground multi-serve coffee, roast and ground single-serve coffee pads and capsules, instant coffee and tea. We sell these products predominantly to supermarkets, hypermarkets and through international buying groups. In our Out of Home segment, we offer a full range of hot beverage products but focus on our liquid roast products and related coffee machines. Our products and the related machines in the Out of Home segment are sold either directly to businesses, hotels, hospitals and restaurants or to foodservice distributors for distribution to the customer.

In our Retail—Western Europe segment, our multi-serve coffee is principally sold under the following brands: Douwe Egberts in the Netherlands, Belgium and the United Kingdom, L’OR and Maison du Café in France, Marcilla in Spain, Merrild in Denmark, Kanis & Gunnink in the Netherlands and Jacqmotte in Belgium. Our single-serve coffee is principally sold under the brand name Senseo, which is generally co-branded, such as Douwe Egberts Senseo and L’OR Senseo, in the Netherlands, Belgium, France, Germany and Spain and select other countries, L’OR EspressO in France, the Netherlands and Belgium and L’aRôme EspressO in Spain. Our

instant coffee is sold under the Douwe Egberts brand in the United Kingdom and under local brands in certain of our Western European markets. Our tea is sold under the brand names Pickwick in the Netherlands, Belgium and Denmark and Hornimans in Spain. Retail—Western Europe covers the following countries: the Netherlands, Belgium, France, Spain, Denmark, Greece, Germany and the United Kingdom.

In our Retail—Rest of World segment, our multi-serve coffee is principally sold under the following brands: Pilão, Caboclo, Damasco and Moka in Brazil, Harris in Australia and Prima in Poland. Our single-serve coffee is sold in Brazil under the Senseo brand name, co-branded as Pilão Senseo. Our instant coffee is primarily sold under the Moccona brand in Australia and Thailand. Our tea is sold under the brand name Pickwick in the Czech Republic and Hungary. Retail—Rest of World covers the following countries: Brazil, Hungary, the Czech Republic, Poland, Australia, Thailand and Russia.

Our Out of Home segment is concentrated in the Netherlands. Approximately half of our Out of Home sales are made directly to businesses, hospitals, hotels and restaurants, while we also work with distributors who distribute our product to the customer in certain markets. Through our Cafitesse umbrella brand, we offer a line of products to be used in the liquid roast machines that we sell, lease or provide free of charge to our customers. Additionally, through our Piazza D’Oro brand we offer premium espresso coffee products and machines. We develop the proprietary coffee machines in-house and employ suppliers to produce the machines. We also employ service technicians in most of our major markets who we train to service our machines in the field.

Our senior management reviews the performance of each segment individually, based on segment sales and adjusted EBIT. Segment adjusted EBIT represents segment operating profit excluding the impact of restructuring charges and restructuring-related costs, costs associated with Sara Lee’s branded apparel business disposed prior to fiscal 2009, impairment, gains and losses on the sale of assets, curtailment and past service costs and other costs management believes are unrelated to our underlying business. In addition, we do not allocate certain sales and costs to the segments. These unallocated items include the sale of green coffee beans to third parties, corporate overhead costs and unrealized mark-to-market gains and losses on commodity derivative financial instruments.

Key performance indicators

We monitor the performance of our operations against strategic objectives on a regular basis. We assess our performance against the strategy, budget and forecasts using various financial measures including the following:

	Fiscal Year Ended
	June 30, 2012	July 2, 2011	July 3, 2010
		restated	restated
	(all amounts in millions of euro, except percentages)
Like for like sales growth(a)	7.4%	10.5%	n/a
EBIT(a)	€109.9	€327.5	€344.6
EBIT margin(a)	3.9%	12.6%	14.9%
Adjusted EBIT(a)	€321.8	€357.2	€366.1
Adjusted EBIT margin(a)	11.5%	13.8%	15.8%

(a)         These amounts are not measures determined in accordance with IFRS. See “Selected Financial Data” for a definition of the measure, a reconciliation of the measure to IFRS and a discussion regarding the limitation of the use of such measures.

Key factors affecting results of operations

Our results of operations are driven by a combination of factors affecting our industry as a whole and various operating factors specific to us. The following is an overview of the key factors affecting our results during the years presented.

Separation from Sara Lee. On June 28, 2012, the international coffee and tea business of then Sara Lee Corporation was spun off and through a series of transactions became owned by D.E Master Blenders 1753 N.V., a separate publicly traded company. Prior to the separation we operated as a part of a larger group of companies controlled by Sara Lee.

Our financial statements prior to separation have been prepared on a “carve-out” basis from the Sara Lee consolidated financial statements using the historical results of operations, assets and liabilities attributable to the international coffee and tea operations of Sara Lee, and certain other assets and liabilities that we retained in connection with the separation as described further in Note 1 to our historical financial statements.

As we have not previously operated independently, as described above, the income statements discussed herein are not necessarily indicative of our future performance and do not necessarily reflect what our financial performance would have been had we been an independent, publicly traded company during the periods presented.

There are limitations inherent in the preparation of all carve-out financial statements due to the fact that our business was previously part of a larger group. The basis of preparation included in our financial statements provides a detailed description of the treatment of historical transactions. Our profits have been most notably impacted by the following consequences of carve-out accounting:

•                  Our income statement includes within total selling, general and administrative expenses an allocation to us from Sara Lee for the services provided by various Sara Lee functions including, but not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning and investor relations. Upon our separation we became directly responsible for these functions. Accordingly, the amounts of costs reflected in our income statements are not necessarily indicative of our future costs. The total amount allocated to us by Sara Lee was €23.7 million, €25.4 million and €23.7 million in fiscal 2012, 2011 and 2010, respectively.

In addition, we incurred additional direct corporate overhead costs during the periods presented. Based on current financial plans our management estimates that our total corporate overhead costs will be approximately €45 - €50 million on an annual basis after separation. Assuming total corporate overhead costs of €45 - €50 million, this would result in an increase of approximately €5 million from the amounts reflected in our fiscal 2012 income statement. This estimate is based on assumptions management believes are reasonable, however the actual amount may vary from this estimate.

•                  Our income tax expense for periods prior to separation is computed on a separate company basis, as if we operated as a stand-alone entity or a separate consolidated group in each material jurisdiction in which we operate. In jurisdictions which permitted fiscal unity, our operations were typically included with other Sara Lee operations in a consolidated group tax filing. As a result of this, the impact of the new business model discussed below and potential future tax planning, our income tax expense may not be indicative of our future expected tax rate. Although we are targeting an effective tax rate of approximately 30% in fiscal year 2013 and approximately 25% in fiscal years 2014 and 2015, no assurances can be made in this regard. A higher than anticipated effective tax rate could have an adverse impact on our financial condition and results of operations. In addition, for purposes of our financial statements, we have assumed all taxes were settled by Sara Lee, and as result there are no cash taxes reflected in our operating cash flows. Consequently, our future operating cash flows will be reduced by tax payments which are reflected as distributions to Sara Lee in financing activities in the combined statement of cash flow.

•                  We historically provided financing to Sara Lee. Our financial statements prior to the separation reflected loans receivable and the associated interest income. In connection with the separation, these loans were settled with Sara Lee.

As a consequence of various transactions between us and Sara Lee in connection with the separation, including the payment of a special dividend, our cash and cash equivalents were significantly reduced from the balance at the end of fiscal 2011. In addition, our outstanding indebtedness increased upon the separation. These changes were offset by a corresponding decrease on our combined statement of financial position in parent’s net investment. The additional indebtedness, along with any additional borrowings entered into in the future, will increase interest expense in future periods as described below in “Operating and Financial Review—Liquidity and Capital Resources” beginning on page 65.

•                  The entities within Sara Lee’s international coffee and tea business have certain legal liabilities related to Sara Lee’s branded apparel business that was sold prior to fiscal 2009. These liabilities, while unrelated to our business, will be retained following the separation. The most significant of these relate to pensions and medical claims related to injuries caused to prior employees as a result of noise induced hearing loss and asbestos exposure, which may result in payments to those individuals for their related medical expenses. These liabilities are reflected in our combined balance sheets and the associated costs are reflected in our combined income statements.

In addition, as part of the separation, the Group assumed € 241.6 million of certain liabilities related to businesses previously disposed of by Sara Lee. The liabilities primarily relate to Sara Lee’s household and body care business and its international bakery business. These liabilities include certain legal claims and restructuring obligations, tax indemnifications, and retirement benefit obligations, which are unrelated to the Group’s operations. Additionally, we entered into various arrangements in connection with the spin-off, including, but not limited to, certain indemnification agreements that subject us to contingent liabilities.

Lastly, as part of the separation we will implement a new business model that will modify the way we manage our product through our value chain. This modification will not impact our pre-tax profit; however we may experience a shift in profitability between operating segments. Management is also still in the process of modeling the organizational structure, which could also result in a change in our segment structure. As part of implementing our new business model, we incurred costs of €29.3 million in fiscal 2012 and expect to spend approximately €24.9 million over fiscal 2013 primarily related to changes in our information technology platform and other implementation costs. A portion of those costs will be capitalized (€8.1 million in fiscal 2012 and €6.4 million in fiscal 2013) on our statement of financial position with the remainder expensed primarily as restructuring related costs in the period incurred.

Based on the impacts of the separation discussed above, our operating expenses and cash outflows will increase in future periods. We intend to implement various restructuring actions to offset these increases and to optimize our structure. The amounts discussed represent our best estimates; however, the actual amounts may vary from these estimates.

Commodity prices. The most significant cost item in the production of coffee products is the price of green coffee beans, which are purchased from farmers and coffee bean vendors in various countries around the world. Green coffee is subject to volatile price fluctuations. The price of green coffee fluctuates based upon various factors including, but not limited to, weather, real or perceived shortages, the political climate in the producing nations, competitive pressures, currency fluctuations and speculation in the commodities markets. The price of green coffee beans increased significantly in fiscal 2011 compared to fiscal 2010. During fiscal 2012, the market commodity prices decreased from the level at the end of fiscal 2011. We expect to see continued volatility in the commodity market prices in future periods. Excluding the impact of the change in foreign currency translation, our total commodity costs increased by €237.5 million from fiscal 2011 to fiscal 2012. The commodity increase of €237.5 million between fiscal 2011 and 2012 includes a €2.6 million benefit related to commodity derivatives.

We manage the risk associated with commodity price fluctuations through the use of commodity options and futures. Through these derivative options and futures, we are able to fix a portion of our price for anticipated future deliveries of green coffee for a specified period of time. Given the price increases during fiscal 2011 we have modified our risk management strategy to increase the length of this period for Arabica green coffee while continuing to use short term derivatives for our other green coffee purchases. On average we fix prices for deliveries to our European operations for an advanced period of up to six to nine months. This period is six to eight weeks in case of deliveries to our Brazilian operation. As a result of our risk management strategy, there is a lag between a change in the commodity market prices and the impact on our results and consequently we did not fully benefit during fiscal 2012 from the decline in commodity prices.

During the second half of fiscal 2011, we successfully raised sales prices to offset a portion of the increase in the price of green coffee beans. These sales price increases were partially offset by an increase in trade promotions in response to competitor actions on pricing and as a result of agreements with resellers. Due to the intense competition in our industry, including the impact of private label products, and the timing lag between commodity cost increases and sales price increases, these sales price increases did not fully offset the significant increase in the price of green coffee beans that occurred in fiscal 2011. As a result, the higher commodity costs resulted in a decrease to our gross profit of €19.6 million in fiscal 2011 and €0.7 million in fiscal 2012. Due to the commodity costs decline, we may face pressure in the future from our customers to decrease our prices.

Impact of disposals by Sara Lee. We historically shared Sara Lee’s European corporate headquarters and various shared service centers with other Sara Lee businesses. These headquarters provided various corporate services such as treasury, legal, information technology and certain tax services to the international businesses of Sara Lee. The shared service centers, located in various countries, provided such services as payroll processing, receivables and payables processing and various other accounting functions. With the disposals of Sara Lee’s other international businesses, which were completed by February 2012, we were the only remaining international business of Sara Lee. In connection with the terms of our separation, we now bear the full cost of all stranded international corporate overhead and shared service costs after separation. Our best estimate of these stranded costs is that they are approximately €30 million on an annualized basis.

The disposal by Sara Lee of its other international businesses primarily occurred during fiscal 2011 and the first half of fiscal 2012. In addition, Sara Lee entered into transition services agreements in connection with certain of the disposals, under which the shared service centers provided services. As such, the timing of the impact of these stranded costs on our results is generally linked to the timing of the disposals by Sara Lee and the length of any transition services agreements. As a consequence, we began absorbing a portion of these stranded costs in fiscal 2011. The amount of stranded costs we have absorbed continued to increase through fiscal 2012 due to (a) the finalization of additional dispositions and (b) the lost income from the expiration of certain transition services agreements without the ability to reduce our costs within the same time frame.

In connection with the business disposals by Sara Lee, we began taking certain actions to reduce these stranded costs including, but not limited to, renegotiation of our information technology contracts and reduction of corporate staff. Due to the time necessary to implement such cost reductions stranded costs increased our operating expenses in the second half of fiscal 2012 and we expect stranded costs will increase our operating expenses through part of fiscal 2013 in comparison to fiscal 2011. We believe these actions and the actions described below regarding restructuring charges will allow us to reduce the impact of stranded costs, to the extent possible.

The actual timing of the full absorption of these costs, and any cost reductions resulting from the actions described above, will vary.

Foreign exchange movements. Our results are exposed to transaction and translation risk associated with foreign currency movements.

Transaction risk—We operate internationally and as a result are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, Brazilian real, British pound, Danish krone, Hungarian forint, Polish zloty, Thai baht, Russian ruble and Australian dollar against the European euro.

Foreign exchange risk arises primarily from commercial transactions such as the purchase of commodities, recognized monetary assets and liabilities. As a consequence of the global economic downturn, currency rates have become more volatile, increasing our exposure to this risk specifically in Eastern European markets.

We use forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on known foreign currency exposures. Gains and losses on these derivative instruments are intended to offset gains and losses on the related transactions in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. We have not designated any of our foreign exchange derivatives as hedges for accounting purposes and, as a result, the change in fair value is recognized directly through profit.

We had foreign currency gains of €42.5 million and €40.2 million during fiscal 2012 and 2010, respectively, and foreign currency losses of €40.9 million during fiscal 2011. These were offset by a loss on foreign currency derivatives of €5.6 million and €9.8 million in fiscal 2012 and 2010, respectively, and a gain on foreign currency derivatives of €15.5 million in fiscal 2011. These gains and losses are included in finance costs in our combined income statement, excluding those related to commodities that are included in cost of sales, and do not impact our segment profitability.

Translation risk—The functional currency of a number of our subsidiaries is a currency other than the euro and as a result the income statement and statement of financial position of each of those subsidiaries must be translated for purposes of preparing our financial statements. Each period the financial statements of our non-euro functional subsidiaries are translated to the euro by applying the closing rate to the statement of financial position and an average rate to the income statement. As a consequence, our combined results are impacted by these currency movements. This resulted in foreign currency translation gains of €47.5 million and €111.9 million in fiscal 2012 and 2010, respectively, and a foreign currency translation loss of €2.2 million in fiscal 2011. These foreign currency translation gains and losses are reflected in total equity/parent’s net investment in our statement of financial position.

Launch of new products and rationalization of existing SKUs. Based on the unique consumer and customer insights we have gained over numerous decades, we have a deep understanding of the coffee and tea category and the preferences of its consumers and customers. This, coupled with our strong research and development capabilities, has positioned us well to launch new products and concepts that reflect the preferences of our consumers and customers.

During fiscal 2012, 2011 and 2010, we launched various new products. The most significant product launched during this time was L’OR EspressO single-serve capsules in France in April 2010. These capsules, which are compatible with the Nespresso® single-serve system, marked our entry into the single-serve espresso market. We have subsequently introduced these capsules in the Netherlands and Belgium, and in Spain, where the product is sold as L’aRôme EspressO.

The launch of new products results in focused advertising and promotion costs in the period for those products and markets in which they are sold. We believe these costs are recovered in future periods through the increased sales resulting from the new products.

In addition, we incur upfront costs in anticipation of new products and when considering entering new markets. There are certain instances where after further research we may make a decision not to continue with the product introduction or expansion into that market. For example, during fiscal 2011 we made a decision not to continue a planned expansion of our operations in the Russian market and as a result we impaired assets of €4.6 million. In fiscal 2012, we began using a distributor business model in Russia.

We expect to accelerate the development of new products and the introduction of new products in future periods, including Senseo Sarista. Therefore, we may experience an increase in our research and development costs, capital expenditures related to supporting the research and development and increased advertising costs related to new product introductions.

As we continue to monitor our portfolio of brands, we expect to eliminate certain SKUs in future periods.

Restructuring. During the periods presented, we have taken a number of actions to maximize the efficiency of our operations. These actions included:

•                  Outsourcing of certain elements of our shared service function related to procurement, accounting and information technology;

•                  Reducing our overall cost structure to align our corporate overhead to our current organizational structure and business strategy;

•                  Headcount reductions to align with new management’s expectations of staffing needs as a stand-alone company;

•                  Renegotiating global IT contracts to align with our organizational structure; and

•                  Optimizing our manufacturing capacity. In connection with this, we rationalized our manufacturing footprint through the closure of our Denmark manufacturing facility and the transfer of this production to the Netherlands.

In connection with these actions, and in order to achieve the savings associated with these actions, we planned to eliminate the positions of approximately 1,136 employees. Of these employees, contracts of 1,039 employees were terminated as of June 30, 2012.

In connection with these actions, we recorded restructuring charges of €57.7 million, €25.2 million and €5.4 million in fiscal 2012, 2011 and 2010, respectively. The majority of the outstanding provision of €41.2 million at June 30, 2012 is expected to be paid out within the next 12 months with certain payments extending out five years.

Our restructuring charge for fiscal 2012 includes €25.8 million for contractual termination fees related to certain IT contracts that were renegotiated to align with our organizational structure.

As a result of IT restructuring actions and certain other actions taken in fiscal 2012, along with the additional capital expenditures, we estimate the annual cost savings of €55 - €75 million by the end of fiscal 2015.

Sale of green coffee beans to third parties. During fiscal 2012, 2011 and 2010, we sold green coffee beans to third parties in Brazil. These sales were ancillary to our business and as a consequence not included in our segment results. In fiscal 2012, 2011 and 2010, our green coffee bean sales were €134.4 million, €186.5 million and €78.3 million, respectively, or €126.0 million, €170.5 million and €55.8 million, respectively, excluding the impact of changes in foreign currency exchange rates, and had margins that were significantly lower than our normal sales. Our green coffee bean sales to third parties decreased in fiscal 2012. During fiscal 2011, we took advantage of a system of taxes and rebates payable on trades of green coffee from Brazil that caused sales to increase. The increase was driven by the increase in overall green coffee market prices and an increased volume of sales. In January 2012, the Brazilian government ended this favorable tax treatment and as a result, we made a strategic decision to reduce our green coffee export sales in fiscal 2012. We expect that our green coffee export sales will continue to decrease in future periods and will be approximately €45 - €50 million going forward.

Business combinations. We have made strategic acquisitions to strengthen our presence in several markets. In fiscal 2012, we acquired CoffeeCompany, a leading Dutch café store operator in the Netherlands; Tea Forté, a producer of ultra-premium teas that are principally sold in the United States and Canada; the Denmark operations of House of Coffee, a leading out of home provider of coffee and tea products in Norway and Denmark; and Expresso Coffee Automacao de Bebidas Quentes Ltda an out of home provider in Brazil. In fiscal 2011, we acquired Café Damasco, which provides us with a stronger presence in southern Brazil, where Café Damasco has a strong market position. Our focus over the next twelve months will be implementing actions to strengthen the Company organically, but we will continue to evaluate acquisition opportunities.

Impact of 53rd week. Our fiscal year ends on the Saturday closest to June 30. Fiscal years 2012 and 2011 were 52-week years and 2010 was a 53-week year. Excluding the 53rd week in fiscal 2010, we would have had €34.6 million less in sales and €16.0 million of lower gross profit.

Results of Operations

Throughout the results of operations we discuss the effect of the change in foreign currency exchange rates on our results and exclude this effect from the discussion of the change between periods. We have determined the impact of the change in foreign currency rates by applying our budgeted fiscal 2012 euro conversion rate to all annual periods. The currencies with the most significant impact on our income statements are the Brazilian real and the Australian dollar. The budgeted exchange rates were 2.38 for the Brazilian real and 1.36 for the Australian dollar for fiscal 2012, respectively.

Description of key line items

Sales—Sales comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our activities. We recognize sales when the amount of sales can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of our activities as described below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

We primarily generate sales from the sale of product. Sales of product are generally recognized when title and risk of loss of the products pass to distributors, resellers or end customers. In particular, title usually transfers upon receipt of the product at the customers’ locations, or upon shipment, as determined by the specific sales terms of the transactions.

We also recognize lease revenue from the leasing of our coffee machines and maintenance fees associated with maintaining the coffee machines.

We provide a variety of sales incentives to resellers and consumers of our products such as discounts, rebates and cooperative advertising. These sales incentives are recorded as a reduction of sales.

Cost of sales—Cost of sales consists of costs incurred from the time raw materials are purchased to when the finished goods are delivered to their location immediately prior to external sale. Cost of sales also includes sales incentives offered in the form of free product. Gains and losses arising from changes in the fair value of inventory-related derivative financial instruments included in the fair value through profit or loss category are also recorded in cost of sales.

Selling, general and administrative expenses—Selling, general and administrative expenses consist of advertising and promotion, distribution costs, selling and marketing expenses, research and development and other administrative functions. These costs include amounts associated with our restructuring actions and certain other items that management believes are unrelated to our ongoing operations.

Finance income, net—Finance income primarily represents income that we receive on our cash equivalents and loans to Sara Lee and finance income generated from our defined benefit pension plans.

Finance costs, net—Finance costs are generally comprised of interest expense on borrowings and overdrafts and the interest consequence of unwinding discounted provisions, foreign exchange gains and losses, excluding those related to commodities, and the change in fair value of our foreign currency and interest rate derivative financial instruments.

Share of profit from associates—This represents the share of profit from our investment in associates, which consists primarily of a 45% investment in Friele, a Norwegian company that produces coffee for distribution to out of home and retail customers.

Income tax expense—Income tax expense is comprised of current and deferred tax expenses. For further information see our accounting policies in Note 2 to financial statements.

	Fiscal Year Ended			Change
		July 2, 2011	July 3, 2010	2012 vs. 2011		2011 vs. 2010 restated
	June 30, 2012	restated	restated	Actual	%	Actual	%
	(amounts in millions of euro, except percentages)
Sales	€2,795.0	€2,593.3	€2,313.4	€201.7	7.8	€279.9	12.1
Cost of sales	1,787.1	1,611.6	1,347.7	175.5	10.9	263.9	19.6
Gross profit	1,007.9	981.7	965.7	26.2	2.7	16.0	1.7
Selling, general and administrative expenses	898.2	656.4	623.8	241.8	36.8	32.7	5.2
Operating profit	109.7	325.3	341.9	(215.6)	(66.3)	(16.6)	(4.9)
Finance income, net	132.2	91.8	55.3	40.4	44.0	36.5	66.0
Finance expenses, net	17.4	(45.4)	14.7	62.8	(138.4)	(60.1)	(408.8)
Share of profit (loss) from associate	0.2	2.2	2.7	(2.0)	(90.9)	(0.5)	(18.5)
Profit before income taxes	259.5	373.9	414.6	(114.4)	(30.6)	(40.7)	(9.8)
Income tax expense	127.3	110.7	174.9	16.6	15.0	(64.2)	(36.7)
Profit for the year	€132.2	€263.2	€239.7	(131.0)	(49.8)	€23.5	9.8

Fiscal 2012 Compared Fiscal 2011

Sales

Sales for fiscal 2012 decreased by €21.1 million due to changes in foreign currency exchange rates, primarily driven by the Brazilian real and Australian dollar. In addition, our sales for fiscal 2012 decreased by €39.9 million related to the Company’s strategic decision to gradually phase out its green coffee export activities. These decreases were offset by a €35.7 million increase resulting from a full year Café Damasco’s operations as compared to the seven months in the fiscal 2011 and the impact from the fiscal 2012 acquisitions.

After excluding the items listed above, our sales increased by €227.0 million. This increase was predominantly a result of higher net sales prices that increased sales by €248.1 million. Our higher net sales prices primarily resulted from the full year effect of price increases implemented in the second half of fiscal 2011 that were directly related to passing on a substantial portion of our commodity cost increases to customers.

In addition to sales prices, sales also increased by the continued growth of our single-serve capsules in our Retail—Western Europe segment which was offset by an unfavorable change in mix and lower volumes of other products in certain markets. These lower volumes included a decline that resulted from damage to our manufacturing facility in Thailand, which was caused by flooding in October 2011 resulting in a volume decrease of €14.8 million, and from the discontinuation of our private label multi-serve business in France in fiscal 2011, which reduced sales by €13.3 million.

Gross profit

Gross profit increased by €26.2 million and our gross margin percentage declined from 37.9% in fiscal 2011 to 36.1% in fiscal 2012.

Our gross profit was favorably impacted by €12.8 million of gross profit from the full year of Café Damasco’s operations as compared to the seven months in the fiscal 2011 and gross profit from the fiscal 2012 acquisitions. Our gross profit was also favorably impacted by foreign currency movement of €7.7 million. These increases were partially offset by a lower gross profit on green coffee sales.

Excluding these items, the increase in gross profit was €7.7 million. The increase in gross profit primarily resulted from an increase in sales of our higher margin single-serve capsules. This was partially offset by sales volume decreases, including an impact of €4.6 million related to the Thailand flood, and a general increase in our cost of sales not related to commodities. During fiscal 2012 we increased our net sales prices by €248.1 million however this was fully offset by an increase in commodity costs.

Selling, general and administrative expenses

Our total selling, general and administrative expenses, which we refer to as SG&A, increased by €241.8 million in fiscal 2012. We have presented SG&A as adjusted to exclude certain expenses we believe are unrelated to our underlying business and that are excluded from our segment profitability measure. Excluding these adjustments, our SG&A increased €61.7 million. The table below presents SG&A and SG&A excluding adjustments:

	Fiscal Year Ended
		July 2, 2011	Change
	June 30, 2012	restated	Actual	%
	(amounts in millions of euro, except percentages)
SG&A	€898.2	€656.5	€241.8	36.8
Adjustments:
Restructuring charges	57.7	25.2	32.5	129.0
Restructuring related	63.0	7.8	55.2	707.7
Termination prior Senseo agreement	55.3	—	55.3	100.0
Curtailment and past service costs	—	(13.1)	(13.1)	(100.0)
Impairment	21.3	5.6	15.7	280.4
Branded apparel costs	7.9	3.5	4.4	125.7
Other	6.9	3.0	3.9	130.0

Total adjustments	212.1	32.0	180.1	562.8

SG&A excluding adjustments	€686.1	€624.4	€61.7	9.9

The increase in our SG&A excluding adjustments of €61.7 million includes approximately €2.3 million related to favorable foreign exchange impacts. Excluding the impact of foreign exchange rates, the increase was €63.9 million. This increase is primarily due to the impact of absorbing stranded costs and additional costs as a result of being a stand-alone company. In addition, during the period we increased our advertising and promotion costs and selling and marketing costs by €17.7 million. The increase in our advertising and promotion costs primarily related to continued promotion of our single-serve capsules in France and Spain and costs associated with launching the single-serve capsules in new markets. The increase in our selling and marketing costs is primarily related to expanding our selling and marketing function as part of being a stand-alone company.

In fiscal 2011, we had restructuring charges of €25.2 million that primarily related to the alignment of shared service centers to our current structure, which was partially in response to the divestment of businesses by Sara Lee. During fiscal 2012, we had restructuring charges of €57.7 million. The restructuring charge in fiscal 2012 includes €25.8 million associated with contractual termination fees for IT contracts that were renegotiated in connection with the planned separation and the establishment of additional redundancy provisions primarily related to the separation and becoming a stand-alone company.

The restructuring related expense recorded during fiscal 2012 relates primarily to consulting costs associated with the planned implementation of our new business model and other incremental costs resulting from actions being taken in connection with the separation.

During fiscal 2012, we incurred a €55.3 million contract termination fee to terminate the prior Senseo global partnership agreement with Philips and to reimburse Philips for other project costs.

In fiscal 2012, we recognized an impairment charge of €21.3 million which primarily related to the write-off of certain IT software licenses for €13.8 million in connection with IT contract termination. The impairment charge also included €5.6 million for machines related to the discontinuation of certain production lines and €1.9 million for our former corporate offices in Utrecht. During fiscal 2011, we elected to abandon certain assets upon our decision not to expand our operations in Russia, which resulted in an impairment of €5.6 million.

Finance income, net

Finance income increased primarily due to an €11.3 million penalty received from Sara Lee as the result of an early repayment of a loan receivable, increased pension finance income for the period, and interest earned on loans to Sara Lee.

Finance costs, net

The change in finance costs is primarily due to a shift in our foreign exchange gain/loss from a foreign exchange loss of €40.9 million in fiscal 2011 to a foreign exchange gain of €44.7 million in fiscal 2012. The foreign exchange gains and losses are primarily related to intercompany loans and cash held in non-euro currencies. This was partially offset by a corresponding movement in our foreign currency derivatives from a gain of €15.5 million in fiscal 2011 to a loss of €5.6 million in fiscal 2012.

Share of profit from associate

Share of profit from associate decreased due to a decrease in Friele’s profits, which was primarily due to lower sales volumes, increased commodity costs, and increased product costs.

Income tax expense

Our effective tax rate increased to 49.1% in fiscal 2012 compared to 29.6% in fiscal 2011. The increase in our effective tax rate was primarily due to higher income tax expense associated with income we intend to repatriate in future periods and an associated increase in our tax liabilities.

Fiscal 2011 Compared Fiscal 2010

Sales

Sales in fiscal 2011 benefited from changes in foreign currency exchange rates, which increased sales by €67.6 million, primarily driven by the Brazilian real and Australian dollar, and from the acquisition of Café Damasco in fiscal 2011, which increased sales by €23.8 million. These increases were offset by a decline in sales of €34.6 million due to one less week of sales in fiscal 2011.

After excluding the items listed above, our sales increased by €223.1 million. This increase was predominantly a result of price increases of €201.0 million. These price increases, which took place in all segments, were directly related to passing on commodity cost increases to customers. The price increases were partially offset by an increase in trade promotions of €44.5 million, primarily in the retail segments, in response to increased competition and market pressures. Our sales were also positively impacted by the sales of our L’OR EspressO single-serve capsule in our Retail—Western Europe segment, which increased sales by €42.0 million in fiscal 2011. These increases were offset by a decrease that was primarily due to lower volume in our multi-serve product that was linked to the continued shift towards premiumization in a significant number of our markets.

In addition, our sales were increased by an additional €109.6 million of green coffee beans sold compared to fiscal 2010 as we took advantage of a system of taxes and rebates payable on trades of green coffee from Brazil. This increase was driven by the increase in overall green coffee market prices and an increased volume of sales which we planned for in determining our purchasing volumes. The Brazilian government ended this favorable tax treatment in January 2012, and we expect that our green coffee export sales will decrease considerably in future periods.

Gross profit

Gross profit increased by €16.0 million and our gross margin percentage declined from 41.7% in fiscal 2010 to 37.9% in fiscal 2011.

Our gross profit was favorably impacted by foreign currency movements of €28.9 million as well as €6.7 million of gross profit from the Café Damasco acquisition. These increases were partially offset by one less week of sales in fiscal 2011, which decreased gross profit by €16.0 million.

Excluding these items, gross profit remained consistent with fiscal 2010, with a decrease of €3.6 million. Our gross profit declined due to commodity price increases of €176.1 million, offset by net sales price increases of €156.5 million and a further reduction in gross profit due to volume declines. These declines were partially offset by a favorable change in our product mix, primarily related to the launch of our higher margin L’OR EspressO capsules and the gross profit of €11.6 million from the increase in our green coffee bean sales.

While our fiscal 2011 gross profit is consistent with fiscal 2010, our gross margin has decreased, primarily as a result of the green coffee bean sales to third parties which have a lower margin than our normal product sales.

Selling, general and administrative expenses

Our SG&A increased by €32.7 million in fiscal 2011. We have presented SG&A as adjusted to exclude certain expenses we believe are unrelated to our underlying business and that are excluded from our segment profitability measure. Excluding these adjustments, our SG&A increased €24.8 million. The table below presents SG&A and SG&A excluding adjustments:

	Fiscal Year Ended
	July 2, 2011	July 3, 2010	Change
	restated	restated	Actual	%
	(amounts in millions of euro, except percentages)
SG&A	€656.4	€623.8	€32.7	5.2

Adjustments:
Restructuring charges	25.2	5.4	19.8	366.7
Restructuring related	7.8	9.1	(1.3)	(14.3)
Curtailment and past service costs	(13.1)	—	(13.1)	(100.0)
Impairment	5.6	—	5.6	100.0
Branded apparel costs	3.5	7.9	(4.4)	(55.7)
Other	2.9	1.8	1.2	66.7

Total adjustments	31.9	24.2	7.8	32.2

SG&A excluding adjustments	€624.5	€599.6	€24.8	4.1

The increase in our SG&A excluding adjustments of €24.8 million includes approximately €12.2 million related to unfavorable foreign exchange impacts. The remaining increase in our SG&A excluding adjustments, of €12.6 million was due to an increase in our distribution costs of €6.0 million. The increase in our distribution costs is primarily attributable to the increased proportion of our sales from single-serve products, which have a higher distribution cost per kilogram than multi-serve products, and the impact of our expanded geographical presence in Brazil. In addition, we increased our selling, marketing and advertising costs expenditures by €4.4 million to drive sales of our new products and expansion of existing products in certain markets, which was partially offset by one less week of costs in fiscal 2011.

The increase in our restructuring expenses and costs directly associated with those restructuring charges during fiscal 2011 primarily related to redundancy payments made in connection with the alignment of corporate overhead to our current structure, which was partially in response to the divestment of businesses by Sara Lee. We also elected to abandon certain assets upon our decision not to expand our operations in Russia, which resulted in an impairment of €4.6 million.

The increase in curtailment and past service cost is primarily due to a change in the grant of post-employment benefits to employees in the Netherlands.

Finance income, net

Finance income increased due to an increase in pension finance income of €19.3 million, which resulted from a favorable downward movement in our interest costs due to improved return on assets, as well as an increase in interest income from loans to Sara Lee.

Finance costs, net

The change in finance costs is primarily due to a shift in our foreign exchange gain/loss from a foreign exchange gain of €40.2 million in fiscal 2010 to a foreign exchange loss of €40.9 million in fiscal 2011. The foreign exchange gains and losses are primarily related to intercompany loans and cash held in non-euro currencies. This was partially offset by a corresponding movement in our foreign currency derivatives from a loss of €9.8 million in fiscal 2010 to a gain of €15.5 million in fiscal 2011. Additionally, we had an increase in interest expense resulting from additional Brazilian real denominated borrowings associated with the acquisition of Café Damasco in fiscal 2011.

Share of profit from associate

Share of profit from associate decreased due to a decrease in Friele’s profits. Friele’s operations were impacted by the market increase in commodity prices that also impacted our business, which resulted in a decline in gross profit. In addition, they increased marketing and advertising expenditure in an increasingly competitive market.

Income tax expense

Our effective tax rate decreased to 29.6% in fiscal 2011 compared to 42.2% in fiscal 2010. The decrease in our rate was due to the recognition of additional tax expense in fiscal 2010 related to specific tax events with no such items in fiscal 2011. In fiscal 2010, we recognized €50.8 million of additional tax expense as a result of our decision to repatriate certain income that will result in recapture taxes and an increase in our tax reserves of €31.7 million for a tax claim in Belgium. In addition, we recorded additional tax expense associated with a change in tax reserves recorded in prior years of €30.7 million. These increases in fiscal 2010 were partially offset by a reduction in our effective tax rate due to the recognition of deferred tax assets previously not recognized.

Segment Results

Retail—Western Europe

	Fiscal Year Ended			Change
	June 30, 2012	July 2, 2011 restated	July 3, 2010 restated	2012 vs. 2011	2011 vs. 2010 restated
	(amounts in millions of euro, except percentages)
Sales	€1,264.2	€1,125.3	€1,053.4	€138.9	€71.9
Sales growth	12.3%	6.8%	n/a
Adjusted EBIT	€209.7	€218.1	€253.3	€(8.4)	€(35.2)
Adjusted EBIT Margin	16.6%	19.4%	24.0%

Fiscal 2012 Compared Fiscal 2011

Sales

Sales in our Retail—Western Europe segment increased €138.9 million from fiscal 2011 to fiscal 2012. The increase was achieved primarily through higher net prices and an increase in our single-serve capsules.

The higher sales prices relate primarily to the full year impact of sales price increases implemented in the second half of fiscal 2011 in response to rising commodity costs. In many of our markets, sales price increases resulted in increased trade promotion activity to respond to the competitive pressure and maintain sales volume.

The increase attributable to single-serve capsules was primarily related to the continued growth in volume of our single-serve capsules in the Netherlands, France, Spain and Belgium.

These increases were offset by a decrease in sales that was primarily due to a decrease in sales volumes of multi-serve products. The volume declines resulted from the discontinuation of our private label multi-serve business in France in fiscal 2011 and a continuing shift in sales from multi-serve to single-serve products. This shift, combined with sales price increases from rising commodity costs and increased competition, contributed to the decrease in volumes for multi-serve products during the year.

Adjusted EBIT

Adjusted EBIT decreased €8.4 million from fiscal 2011 to fiscal 2012, which represented an increase in our gross profit offset by an increase in SG&A. The increase in our gross profit was due to higher net sales prices and a favorable shift in our product mix. This gross profit increase was partially offset by commodity price increases and by volume declines.

The increase in our SG&A includes an increase in our advertising and promotion costs, which primarily related to the continued promotion of our single serve capsules in the Netherlands and Spain, and an increase in our selling and marketing costs which was primarily related to expanding our outreach as a result of the acquisition of CoffeeCompany. In addition, we experienced an increase in administrative costs resulting primarily from the impact of absorbing a higher amount of stranded costs, and the impact of being a stand-alone company.

Fiscal 2011 Compared to Fiscal 2010

Sales

The increase in sales of €71.9 million was achieved primarily through net price increases and an increase of €42.0 million from a full year impact of our L’OR EspressO single-serve capsules which were launched in France in April 2010. These increases were partially offset by one less week of sales in fiscal 2011, which reduced sales by €18.3 million. The remaining decrease was primarily due to a decrease in sales volumes of multi-serve products.

The increase in sales related to pricing is due to multiple sales price increases that we implemented throughout fiscal 2011 in response to rising commodity costs. In many of our markets, sales price increases resulted in increased trade promotion activity to maintain volume.

Throughout the segment, we have also seen a continuing shift in sales from multi-serve to single-serve products. This shift, combined with sales price increases from rising commodity costs and increased competition, contributed to the decrease in volumes for multi-serve products during the year. The continued success of L’OR EspressO single-serve capsules in France highlights a shift towards premiumization.

Adjusted EBIT

Adjusted EBIT decreased €35.2 million from fiscal 2010 to fiscal 2011. During fiscal 2011, adjusted EBIT declined due to a decrease in segment gross profit attributable to a one less week in fiscal 2011 of €8.4 million, a decline in multi-serve volume, and commodity price increases that were partially offset by sales price increases. In addition, our adjusted EBIT was negatively impacted by an increase in our production costs. This decline in adjusted EBIT was partially offset by increased sales of our higher margin single-serve capsules.

Retail—Rest of World

	Fiscal Year Ended			Change
	June 30, 2012	July 2, 2011 restated	July 3, 2010 restated	2012 vs. 2011	2011 vs. 2010 restated
	(amounts in millions of euro, except percentages)
Sales	€759.6	€647.0	€567.8	€112.6	79.2
Sales growth	17.4%	13.5%	n/a
Adjusted EBIT	49.6	45.0	36.3	€4.6	8.7
Adjusted EBIT Margin	6.5%	7.0%	6.4%

Fiscal 2012 Compared Fiscal 2011

Sales

Sales in our Retail—Rest of World segment increased €112.6 million from fiscal 2011 to fiscal 2012. Our sales in fiscal 2012 include €6.0 million of sales from the fiscal 2012 acquisitions and €21.6 million from a full period of results for Café Damasco, which was acquired on November 30, 2010. This increase was partially offset by unfavorable exchange rate impacts of €17.7 million. Excluding the impact of these items, sales increased by €102.1 million.

Our sales reflect the impact of higher net sales price increases that were primarily implemented in the second half of fiscal 2011, which were partly offset by trade promotions. The sales price increases were in response to rising commodity costs.

The increase in sales also reflects an increase in volumes in certain markets that was almost fully offset by a decline in volume that resulted from damage to our manufacturing facility in Thailand caused by flooding in October 2011. The higher net sales prices were also offset by a slightly unfavorable shift in our product mix.

Adjusted EBIT

Adjusted EBIT increased €4.6 million from fiscal 2011 to fiscal 2012. The change in adjusted EBIT includes an increase of €3.6 million related to the businesses acquired in fiscal 2012 and €5.1 million related to a full year of Café Damasco operations.

Excluding these impacts, adjusted EBIT decreased €4.1 million, which represents an increase in our SG&A, partially offset by an increase in our gross profit. Our gross profit increased due to higher net sales prices offset by increased commodity costs.

Our SG&A increased due to an increase in our distribution costs and an increase in selling and marketing costs as a result of expanding our geographic reach due to our acquisitions. In addition, our administrative costs have increased due to the absorption of a higher amount of stranded costs and general inflationary increases.

Fiscal 2011 Compared to Fiscal 2010

Sales

Sales in our Retail—Rest of World segment increased €79.2 million from fiscal 2010 to fiscal 2011. Our sales in fiscal 2011 benefited from favorable exchange rate impacts of €48.9 million and the acquisition of Café Damasco, which increased sales €23.8 million. These increases were offset by one less week of sales of €5.6 million. Excluding the impact of these items, sales increased by €12.2 million.

This increase of €12.2 million was the result of net sales price increases that were implemented throughout fiscal 2011 in response to rising commodity costs, which were partially offset by increased trade promotion activity.

These net sales price increases were offset by various factors including a decrease in volumes in all markets except Thailand and Australia. The volume decreases were most significant in Brazil where the increase in sales prices impacted our volumes more significantly due to competitive pressures. In addition, our sales decreased due to our shift in our business model in Russia and an unfavorable shift in our product mix.

Adjusted EBIT

Adjusted EBIT increased €8.7 million from fiscal 2010 to fiscal 2011. The change in adjusted EBIT includes €16.0 million in favorable foreign currency impacts. Excluding the foreign currency impact, adjusted EBIT decreased by €7.3 million due to various offsetting factors.

Our adjusted EBIT increased due to price increases resulting from passing on commodity price increases to our customers. In addition, our adjusted EBIT increased due to a favorable change in our product mix to single-serve capsules and various other factors.

This was offset by increased commodity costs, which were primarily the result of the market increases in prices, a decrease in volumes, and an increase in marketing and advertising costs. The marketing and advertising increase is primarily attributable to Brazil where we have increased our spending in response to strong competition.

Out of Home

	Fiscal Year Ended			Change
	June 30, 2012	July 2, 2011 restated	July 3, 2010 restated	2012 vs. 2011	2011 vs. 2010 restated
	(amounts in millions of euro, except percentages)
Sales	€636.9	€634.4	€613.8	€2.5	€20.6
Sales growth	0.4%	3.4%	n/a
Adjusted EBIT	€99.8	€109.8	€108.9	€(10.0)	€0.9
Adjusted EBIT Margin	15.7%	17.3%	17.7%

Fiscal 2012 Compared Fiscal 2011

Sales

Sales in our Out of Home segment increased by €2.5 million from fiscal 2011 to fiscal 2012. The sales, excluding the favorable impact of foreign currency exchange rates of €3.3 million and the impact of the fiscal 2012 acquisitions of €3.1 million, decreased by €3.9 million. This decrease in sales of €3.9 million is due to the sales price increases that resulted from passing on higher commodity costs to customers, which were offset by a decline in both our multi-serve and liquid roast coffee products as well as lower machine and operating related revenue.

Adjusted EBIT

Adjusted EBIT decreased €10.0 million in fiscal 2012, primarily due to a decline in our gross profit. This decline in gross profit represents the sales price increases, offset by the commodity price increases and the lower gross profit attributable to our machines and operating business.

Fiscal 2011 Compared to Fiscal 2010

Sales

Sales in our Out of Home segment increased €20.6 million from fiscal 2010 to fiscal 2011 including the favorable impact of foreign currency exchange rates of €7.8 million. This was offset by one less week of sales compared to fiscal 2010, which resulted in a decrease in sales of €10.7 million.

The increase in sales, excluding the items listed above, was €23.5 million. This increase was predominantly due to sales price increases that resulted from passing on higher commodity costs to customers, which was partially offset by a decline in our multi-serve and liquid roast coffee product. The decrease in multi-serve and liquid roast coffee was due in part to the overall weakness in the European economy, which resulted in lower sales of these products to businesses.

Adjusted EBIT

Adjusted EBIT increased €0.9 million in fiscal 2011, which was the result of various offsetting factors.

Our adjusted EBIT increased during the period due to sales price increases along with a decrease in our cost of sales and administrative costs. These improvements were almost fully offset by an increase in our commodity prices and a decline in volume of our multi-serve and liquid roast products.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from operations along with borrowings under our 2012 revolving credit facility.

Prior to the separation, we financed our operations through cash flows generated by our operations. We also used available cash to provide financing to Sara Lee. We have not historically received any significant financing from Sara Lee nor have we participated in any joint borrowings or benefited from borrowings held by Sara Lee.

In connection with the separation, we issued $2.1 billion of debt securities to Sara Lee. Additionally, we entered into a debt exchange with Sara Lee, whereby approximately $1.5 billion of these debt securities were settled and a corresponding amount of the loans receivable from Sara Lee were settled. Sara Lee transferred the remaining debt securities to a third party in settlement of its own debt obligations.

Furthermore, as part of the separation, we paid a special cash dividend of $3.00 per share to each of our shareholders of record, as of June 28, 2012. This resulted in a cash payment of approximately $1.8 billion (approximately €1.4 billion).

In addition, we entered into a €750 million revolving credit facility on May 22, 2012 to provide available borrowing to fund any short-term working capital requirements. As of the end of fiscal 2012 there are no amounts outstanding under this agreement.

As a consequence of these separation transactions, as of June 30, 2012, our borrowings increased to €557.4 million, our cash and cash equivalents decreased to €220.3 million, our net debt was €337.1 million, and our total current assets was €1.1 billion.

We monitor our liquidity in various ways, including reviewing available cash balances on a daily basis and, on a weekly basis, reviewing short-term cash forecasts obtained from our operating entities. Additionally, we monitor liquidity using the following cash flow metrics:

	Fiscal Year Ended
	June 30, 2012	July 2, 2011 restated	July 3, 2010 restated
	(amounts in millions of euro, except percentages)
Cash generated from operating activities(a)	€102.5	€281.7	€364.8
Working Capital	63.6	2,200.6	2,361.4
Operating Working Capital(b)	405.1	422.8	339.2
Operating Working Capital as a percentage of sales(b)	14.5%	16.3%	14.7%
Free Cash Flow(b)	€5.2	€204.2	€299.1
Net (Debt)/Cash(b)	(337.1)	979.5	333.0
Capital Expenditures	97.3	77.5	65.7

(a)

For purposes of periods prior to the spin-off, we have assumed all taxes were settled by Sara Lee, and as a result there are no cash taxes reflected in our cash generated from operating activities. As a consequence, our future operating cash flows will be reduced by tax payments which are reflected as distributions to Sara Lee in financing activities in the statement of cash flows.

(b)

These amounts are not measures determined in accordance with IFRS. See “Selected Financial Data” for a definition of the measure, a reconciliation of the measure to IFRS and a discussion regarding the limitation of the use of such measures.

We expect to finance our obligations through cash on hand, cash flow from operations and borrowings under our credit facility. Our principal uses of cash in the future will be to fund our operations, capital expenditures, purchase commitments and repayment of borrowings.

Based on our current cash and cash equivalents position, cash flows from operations, and the availability of borrowings under a €750 million revolving credit facility, we believe that our source of funds will provide sufficient liquidity to fund current obligations, expected working capital requirements and capital spending for a period that includes the next twelve months.

Cash Flows

The following table summarizes the changes to cash flows from operating, investing and financing activities.

	Fiscal Year Ended
	June 30, 2012	July 2, 2011 restated	July 3, 2010 restated
	(amounts in millions of euro)
Cash provided by (used in):
Operating activities	€102.5	€281.7	€364.8
Investing activities	456.7	70.8	353.8
Financing activities	(1,685.9)	340.2	(564.1)
Effects of exchange rate changes	2.9	(11.7)	0.4

Net increase (decrease) in cash and cash equivalents	€(1,123.8)	€681.0	€154.9

Fiscal 2012 Compared Fiscal 2011

Operating activities

We generated cash flows from operations of €102.5 million in fiscal 2012 compared to €281.7 million in fiscal 2011. Cash generated from operations before changes in operating assets and liabilities was €313.3 million in fiscal 2012 and €466.2 million in fiscal 2011. Cash used to finance working capital increased to €210.9 million in fiscal 2012 from €184.5 million in fiscal 2011.

Cash used to finance working capital in fiscal 2012 resulted from the increase in trade and other receivables, a decrease in cash from derivative instruments, and the use of cash for payments for pensions and provisions. This was slightly offset by cash inflows resulting from an increase in trade and other payables and a decrease in our inventories. The decrease in our inventories was due to a planned effort to reduce raw materials as a result of being a stand-alone company. The pension payments include one-time payments related to a change in pension plan terms and the provision payments related to redundancies.

Investing activities

Net cash generated from investing activities increased from €70.8 million in fiscal 2011 to €456.7 million in fiscal 2012. This change is primarily due to the net cash inflows related to repayments of loans made to Sara Lee. These net cash inflows were partially offset by the purchase of the Senseo brand from Philips.

Financing activities

Our cash used in financing activities was €1.7 billion in fiscal 2012 compared to cash generated from financing activities of €340.2 million in fiscal 2011. This increase in cash spent on financing activities from fiscal 2011 to fiscal 2012 primarily relates to various transactions pertaining to our separation from Sara Lee, including the issuance of debt securities for the international coffee and tea business and the payment of the $3.00 per share special cash dividend.

Fiscal 2011 Compared to Fiscal 2010

Operating activities

We generated cash flows from operations of €281.7 million in fiscal 2011 compared to €364.8 million in fiscal 2010. Cash generated from operations before changes in operating assets and liabilities was €466.2 million in fiscal 2011 and €465.9 million in fiscal 2010. Cash used to finance working capital increased to €184.5 million in fiscal 2011 from €101.1 million in fiscal 2010. This was primarily due to a significant increase in inventories and trade and other receivables, which was partially offset by an increase in trade and other payables and cash generated from derivative financial instruments.

These changes in working capital are all directly linked to the higher commodity costs in fiscal 2011 and a proactive extension of payments terms.

Investing activities

Net cash generated from investing activities decreased from €353.8 million in fiscal 2010 to €70.8 million in fiscal 2011. This change is primarily due to a higher net increase in loans provided to Sara Lee in fiscal 2010 compared to fiscal 2011, offset by cash used to finance the acquisition of Café Damasco in fiscal 2011.

Financing activities

We generated cash from financing activities of €340.2 million in fiscal 2011 compared to cash used in financing activities of €564.1 million in fiscal 2010. This change is almost entirely a result of a change from distributions to Sara Lee in fiscal 2010 of €566.8 million to cash transfers to us from Sara Lee of €342.6 million in fiscal 2011.

Contractual obligations

The following table summarizes our future contractual obligations as of July 2, 2011. These amounts have not been adjusted to reflect the impacts of the separation, including any additional borrowings resulting from the separation.

	Total	< 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
	(amounts in millions of euro)
Borrowings:
Senior notes	€691.8	€20.0	€40.0	€40.0	€591.8
Other borrowings(a)	€204.6	€28.5	€5.9	€1.2	€169.0
Operating lease commitments	77.4	18.1	27.7	8.0	23.6
Purchase commitments(b)	144.2	144.2	—	—	—
UK Pension obligation(d)	260.5	44.4	97.5	61.8	56.8

Total(d)	1,378.5	255.2	171.1	111.0	841.2

(a)

The borrowings include future interest payments. The senior notes and a portion of the other borrowings are denominated in a currency other than the euro. As a result actual payments may differ from these amounts due to changes in foreign currency rates.

(b)	Purchase commitments predominantly consist of commitments related to the purchases of green coffee.

(c)

Our defined benefit liability recorded on our balance sheet includes obligations related to pension plans in the United Kingdom. During fiscal 2006, we entered into an agreement with the plan trustee to fully fund certain of these United Kingdom pension obligations by 2015. This amount represents the minimum payments required under these agreements. The final payment will vary based on changes in the actual pension experience. The amounts are payable in British pounds and the actual amounts paid may vary due to exchange rate fluctuations.

(d)

This table does not contain normal purchase obligations made in the ordinary course of business. In addition, deferred taxes, other non-current liabilities and remaining pension obligations (excluding the minimum United Kingdom pension obligation disclosed above) have been excluded as the timing of the payments, other than the minimum United Kingdom pension funding, are not fixed. Guarantees are also not included as these obligations typically arise as a result of contracts under which we agree to indemnify a third-party against losses arising from a breach of representation and covenants related to matters such as title to assets sold, collectability of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these matters, payment is conditioned on the other party making a claim pursuant to the procedures specified in the contract and it is therefore not possible to predict the maximum potential amount of future payments under these agreements.

Quantitative and qualitative disclosures about market risk

Our activities expose us to market risk associated with foreign exchange movements, commodity prices and interest rate fluctuations. All of these risks arise in the normal course of business. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, we use various derivative financial instruments. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

Commodity price risk—Commodity price risk arises primarily from transactions on the world commodity markets for securing the supply of green coffee beans. Our objective is to minimize the impact of commodity price fluctuations. The commodity price risk exposure of anticipated future purchases is managed primarily using derivative futures and options. As a result of our short product business cycle, the majority of the anticipated future raw material transactions outstanding at the balance sheets date are expected to occur in the next year.

We generally enter into commodity futures and options contracts that are traded on established, well-recognized exchanges that offer high liquidity, transparent pricing, daily cash settlement and collateralization through margin requirements.

Foreign exchange risk—We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, Brazilian real, British pound, Danish kroner, Hungarian forint and Australian dollar against the euro. Foreign exchange risk arises primarily from commercial transactions such as the purchase of commodities, recognized monetary assets and liabilities, net investments in foreign operations and from foreign currency borrowings.

We use forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intergroup transactions, third-party product-sourcing transactions, foreign-denominated investments (including subsidiary net assets), foreign currency denominated debt and other known foreign currency exposures. Gains and losses on the derivative instruments are intended to offset gains and losses on the associated transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts mature at the anticipated cash requirement date of the associated transaction, generally within 12 to 18 months. As of fiscal 2012, 2011 and 2010, we have not designated any of our foreign exchange derivatives as hedges for accounting purposes and, as a result, the change in fair value is recognized directly to the income statements.

Using the exchange rates as of the reporting dates, the net euro equivalent of commitments to purchase and sell foreign currencies is €1.7 billion and €1.7 billion, respectively, as of fiscal year 2012, €1.2 billion and €1.2 billion, respectively, as of fiscal year 2011 and €1.1 billion and €1.0 billion, respectively as of fiscal year 2010. We enter into derivative financial instruments to manage the exposure for virtually all foreign exchange risk derived from recorded transactions and firm commitments and anticipated transactions where the exposure is potentially significant.

Interest rate risk—We are exposed to interest price risk that results from borrowings at fixed rates and the interest cash flow risk that results from borrowings at variable rates. Prior to our separation from Hillshire, the interest rate price risk was managed by entering into interest rate swaps to effectively convert its fixed-rated debt instruments into floating-rate debt instruments. We have now established a policy under which we assess the current market environment and our leverage ratio in determining the need for interest swaps or hedging instruments to manage our risk. At end of fiscal 2012 we had primarily fixed rate debt and based on these criteria made a decision not to enter into any interest rate swaps associated with these borrowings. Subsequent to the end of fiscal 2012, we entered into fixed-to-fixed rate cross currency swaps to effectively convert its fixed rate USD debt in to fixed rate EUR debt.

Risk management—We maintain risk management control systems to monitor the foreign exchange, interest rate and commodity price risk and our offsetting hedge positions. We utilize a sensitivity analysis technique to evaluate the effect of any changes in interest rate, commodity prices and foreign currencies and the associated risk derivatives.

•             Commodities—As of fiscal years 2012, 2011 and 2010, if fair value of our commodity derivative instruments changed by 10% our profit would have changed by €7.5 million, €4.3 million and €6.1 million, respectively.

•             Interest rate swaps—We have minimal exposure to interest rate movements due to the amount of outstanding borrowings during the periods presented. We had minimal exposure to interest rate movements due to the amount of outstanding borrowings throughout fiscal 2012, 2011 and 2010 and the majority of the outstanding borrowings were at fixed rates during these periods. As noted above, in prior periods we converted our fixed rate third party borrowing into variable rate debt through the use of derivative financial instruments. A 10 basis point change in the fair value of the interest rate derivatives in place during fiscal years 2011 and 2010 would have changed profit by €0.4 million and €0.7 million, respectively.

•             Foreign currency—As noted above, we have a foreign currency transaction exposure. We manage this risk through the use of derivative financial instruments. During fiscal years 2012, 2011 and 2010, if the fair value of the foreign currency derivatives changed by 10%, our profit for the period would have changed by €47.1 million, €52.8 million and €23.6 million, respectively. In addition, during fiscal year 2011 we had foreign currency options, which if the fair value changed by 10% would have changed profit by €1.0 million.

Credit risk

Credit risk arises because a counterparty may fail to perform its obligations. We are exposed to credit risk on financial instruments such as cash, derivative assets and trade receivables. We avoid the concentration of credit risk on our liquid assets by spreading them over several institutions and sectors.

In relation to derivative financial instruments, we enter into financial instrument agreements only with counterparties meeting very stringent credit standards (a credit rating of A/A2 or better), limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continually monitored. While we may be exposed to credit losses in the event of non-performance by individual counterparties or the entire group of counterparties, we have not recognized any losses with these counterparties in the past and do not anticipate material losses in the future.

Our derivative instruments are governed by International Swaps and Derivatives Association master agreements

Our trade receivables are subject to credit limits, controls and approval procedures. Due to the large geographic base and number of customers, we are not exposed to material concentrations of credit risk on our trade receivables. Nevertheless, commercial counterparties are constantly monitored.

The maximum exposure to credit risk resulting from financial activities, without considering netting agreements and without taking into account any collateral held or other credit enhancements, is equal to the carrying amount of our financial assets.

Liquidity risk

Liquidity risk arises when a company encounters difficulties to meet commitments associated with liabilities and other payment obligations. Such risk may result from inadequate market depth or disruption or refinancing problems. Our treasurer has established the liquidity risk management framework for the management of short-, medium- and long-term funding and liquidity management requirements. Liquidity risk is managed by maintaining adequate reserves and banking facilities and by closely monitoring forecasted and actual cash flows and, where possible, matching the maturity profiles of financial assets and liabilities. In order to maintain adequate banking facilities, we entered into a revolving credit facility, which will provide available financing to us in future periods.

See Note 3 of our financial statements for further information.

Off-balance sheet transactions

We use customary off-balance sheet arrangements, such as operating leases, guarantees and letters of credit, to finance our business. None of these arrangements has had or is likely to have a material effect on our results of operations, financial condition or liquidity.

Research and Development

Our research and development teams are responsible for the technical development of coffee and tea beverage products, packaging systems and new equipment and manufacturing methods. At the core of our research and development capabilities is a team of approximately 125 professionals. Our research and development facilities are located in Utrecht, the Netherlands.

Our research and development expense for fiscal 2012, 2011 and 2010 was approximately €25 million, €21 million and €18 million, respectively. On average, approximately one-third of our research and development budget is devoted to single-serve product development, one-third to liquid roast and approximately one-third is devoted to all other categories. In addition to our investments in traditional research and development activities and in developing new manufacturing processes, we actively invest in our manufacturing facilities.

Critical accounting policies

Reference is made to Note 4 of the financial statements.

Recent accounting pronouncements

Reference is made to pages F-24 through F-26 of the financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following description sets forth certain information about our management and management-related matters.

Introduction

We have a single-tier board of directors, consisting of executive and non-executive directors. The number of executive and non-executive directors is determined by the board of directors. Our single-tier board structure consists of one executive director and six non-executive directors, as described below. We intend to nominate two additional individuals for election to the board of directors at the next general meeting of shareholders, which would bring the total number of directors to nine. Our sole executive director, Mr. Herkemij, was appointed as Chief Executive Officer on February 27, 2012.

In the view of the board of directors, all its six non-executive directors are independent within the meaning of best practice provision III.2.2 of the Dutch Corporate Governance Code.

Board of directors

The following table lists the names, positions and ages of the members of our board of directors. Each of our directors have been elected.

Name	Position	Age
Jan Bennink	Non-Executive Chairman	56
Michiel J. Herkemij	Chief Executive Officer, Executive Director	48
Maria Mercedes M. Corrales	Non-Executive Director	63
Andrea Illy	Non-Executive Director	48
Cornelis J.A. van Lede	Non-Executive Director	69
Norman R. Sorensen	Non-Executive Director	67
Sandra E. Taylor	Non-Executive Director	62

The business address of our directors is at our registered offices located at Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands.

Senior management

The following table lists the names, positions and ages of the members of our senior management.

Name	Position	Age
Michel M.G. Cup	Chief Financial Officer	43
Harm-Jan van Pelt	Chief Operating Officer, Retail—Rest of World	50
Nick J. Snow*	Chief Operating Officer, Out of Home	48
Eugenio Minvielle	Chief Operating Officer, Retail—Western Europe	48

*	On September 11, 2012 Nick J. Snow left D.E MASTER BLENDERS.

The business address of all members of our senior management is at our registered offices located at Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands.

The principal functions and experience of each of our directors and the members of our senior management are set out below:

Board of directors

Michiel J. Herkemij

Michiel J. Herkemij, our Chief Executive Officer and chairman of our executive committee, has been our executive director since February 27, 2012. Mr. Herkemij joined the Company as Executive Vice President and Chief Executive Officer of the Coffee and Tea (formerly International Beverage) segment on December 1, 2011. Mr. Herkemij joined Sara Lee from Heineken N.V., where he served as President and Chief Executive Officer of Cuauhtémoc Moctezuma in Mexico. Previously, he was Chief Executive Officer of Heineken’s Nigerian subsidiary, a publicly-listed company. Prior to Heineken, Mr. Herkemij held multiple managerial positions with Royal Friesland Campina N.V., where he worked in the Benelux region, Greater China and Nigeria. He began his business career with British American Tobacco in the United Kingdom and Iberia (Spain & Portugal) and ABN AMRO Bank N.V. and previously served as a lieutenant in the Dutch Royal Navy.

Jan Bennink

Jan Bennink has been a non-executive director and our Chairman since February 27, 2012. Mr. Bennink joined the Company as Executive Chairman of the board of directors of Sara Lee Corporation in January 2011. From 2002 to 2007, Mr. Bennink served as Chief Executive Officer of Royal Numico N.V. (baby food and clinical nutrition). From 1995 to 2002, Mr. Bennink was employed by Groupe Danone (a global producer of cultured dairy products and bottled water) and served as Senior Vice President and then President of the Dairy Division and member of the Executive Committee. Mr. Bennink has also held management positions with Benckiser GmbH (manufacturer of cleaning supplies and cosmetics) from 1989 to 1995 and with The Procter & Gamble Company (branded consumer goods) from 1982 to 1988. Mr. Bennink currently serves on the board of directors of Coca-Cola Enterprises, Inc. He previously served on the advisory board of ABN AMRO Bank N.V., as well as on the boards of directors of Boots Company plc, Dalli-Werke GmbH & Co KG, and Kraft Foods, Inc.

Maria Mercedes M. Corrales

Maria Mercedes M. Corrales serves on our board of directors as a non-executive director. Mrs. Corrales served as Senior Vice President, Starbucks Corporation and President of Starbucks Coffee Asia Pacific Ltd. from 2009 to 2010. From 2006 to 2009, Mrs. Corrales was the Representative Director, Chief Executive Officer/Chief Operating Officer of Starbucks Coffee Japan. Mrs. Corrales also held a number of management positions with Levi Strauss and Co. in her 32-year career with the Company, including Representative Director and President of Levi Strauss Japan, Regional Vice President for North Asia and Regional General Manager for South America. Mrs. Corrales is currently a non-executive director of Fraser and Neave, Limited, Huhtamaki OYJ and serves on the board and as member of the executive committee of Times Publishing United. Additionally, Mrs. Corrales has served on the board of directors of Coffee Concepts Hongkong, Starbucks Coffee South Korea and Starbucks Coffee Malaysia.

Andrea Illy

Andrea Illy serves on our board of directors as a non-executive director. Mr. Illy is Chairman and Chief Executive Officer of illycaffè SpA and serves on the board of directors of Gruppo Illy SpA. Mr. Illy has held these positions since 2007. Mr. Illy has also held management positions with Ilko Coffee International (Chairman) and Fondazione Altagamma (Vice Chairman). Additionally, Mr. Illy has served on the board of directors of the Association Scientifique Internationale pour le Cafè, Illycaffè Shanghai Co. Ltd., and illy caffè North America, Inc.

Cornelis J.A. van Lede

Cornelis J.A. van Lede serves on our board of directors as a non-executive director and Vice Chairman. Mr. Van Lede is the retired Chairman of the Board of Management and Chief Executive Officer of Akzo Nobel N.V. He held these positions from May 1994 to 2003. Mr. Van Lede also held the following management positions: Akzo Nobel (member of the Board of Management, Vice Chairman of the Board of Management), Union of Industrial and Employers’ Confederations of Europe (Vice President) and the Federation of Netherlands Industry (Chairman). Mr. Van Lede served on the board of directors of Sara Lee since October 2002 and resigned from the board of directors of Sara Lee when the separation was completed. He also serves as Chairman of the Supervisory Board of Heineken N.V. and as a member of the Supervisory Board of Royal Philips Electronics. He is a non-executive director of Air France-KLM Holding and Air Liquide. Mr. Van Lede previously served as a non-executive director of Elsevier Group plc and as a member of the Supervisory Board of Akzo Nobel N.V. and Stork B.V.

Norman R. Sorensen

Norman R. Sorensen serves on our board of directors as a non-executive director. Mr. Sorensen served as Chairman of Principal International from March 2011 to February 2012 and President, International Asset Management and Accumulation, of the Principal Financial Group from February 2010 to February 2012, and he currently serves as Chairman of the International Advisory Council, as a non-executive director of Encore Capital Group of the US, and as chairman of the International Insurance Society. He also served as Executive Vice President of Principal Financial Group, Inc. and Executive Vice President of Principal Life Insurance Company from 2007 to 2012 and as President and Chief Executive Officer of Principal International, Inc. from 2001 to 2011. Mr. Sorensen has also held the following management positions: Principal Financial Group, Inc. (Senior Vice President), Principal Life Insurance Company (Senior Vice President) and American International Group, Inc. (senior executive). He has served on the board of directors of Sara Lee since 2007 from which he resigned upon consummation of the separation.

Sandra E. Taylor

Sandra E. Taylor serves on our board of directors as a non-executive director. Mrs. Taylor is President and Chief Executive Officer of Sustainable Business International LLC, a consulting firm specializing in social responsibility for global business, which she founded in February 2008. From 2003 to January 2008, Mrs. Taylor served as Senior Vice President, Corporate Social Responsibility of Starbucks Corporation. Mrs. Taylor has also held management positions with Eastman Kodak Company (Vice President, International Public Affairs), ICI Americas (Vice President, Public Affairs and Director, Government Relations), and the European Community Chamber of Commerce, US (Executive Director). From 2006 to 2011, Mrs. Taylor served on the board of directors and the Governance Committee and Compensation Committee of Capella Education Company, Inc.

Senior management

Michel M.G. Cup

Michel M.G. Cup joined Sara Lee as Chief Financial Officer of the Coffee and Tea (formerly International Beverage) segment on December 1, 2011. He continues as the Chief Financial Officer of the Company and as a member of our executive committee. Mr. Cup joined Sara Lee from Dutch-based Provimi, where he was Chief Financial Officer and a board member of the Company. Previously, he was Finance Director of Decorative Paint Continental Europe for AkzoNobel NV. Prior to AkzoNobel, he held multiple finance managerial positions, including as Regional Vice President of Finance—Asia/Pacific, with Royal Numico N.V. He began his business career with Deloitte Accountants in the Netherlands.

Harm-Jan van Pelt

Harm-Jan van Pelt joined Sara Lee in 1998, beginning as Marketing Director for Douwe Egberts Netherlands and working up to his current position as our Chief Operating Officer—Retail—Rest of World.

Mr. Van Pelt served as a member of the executive committee of Sara Lee’s Coffee and Tea (formerly International Beverage) segment. Mr. Van Pelt joined Sara Lee from Henkel KGaA, where he held various marketing and sales positions in Germany and Benelux.

Nick J. Snow

Nick J. Snow serves as Chief Operating Officer—Out of Home and as a member of the executive committee. Mr. Snow joined Sara Lee as Senior Vice President of its International Foodservice Segment effective January 2006. Mr. Snow joined Sara Lee from JohnsonDiversey, where he was commercial Managing Director. Previously, he was commercial Managing Director Australia/Asia for Unilever (Diversey/Lever). On September 11, 2012 Mr. Snow left D.E MASTER BLENDERS.

Eugenio Minvielle

Eugenio Minvielle currently serves as Chief Operating Officer—Retail—Western Europe and as a member of the executive committee, both positions he also held at Sara Lee’s Coffee and Tea (formerly International Beverage) segment. Mr. Minvielle joined Sara Lee on June 5, 2012 from Unilever where he served, beginning in April 2010, as Chief Executive Officer—North America, overseeing Unilever’s operations in the USA, Canada and the Caribbean. Previously, he was President and Chief Executive Officer of Nestlé France, Mexico and Venezuela. Prior to Nestlé, Mr. Minvielle held a variety of management positions and worked for Procter & Gamble in Spain and Canon in Japan.

During the last five years, none of the members of our board of directors and/or our senior management (1) have been convicted of fraudulent offenses, (2) have served as a director or officer of any entity subject to bankruptcy proceedings, receivership or liquidation or (3) have been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory body of an issuer or from acting in the management or conduct of the affairs of any issuer.

Board Powers and Function

Under Dutch law, the board of directors is collectively responsible for the general affairs of the company. Pursuant to our Articles, our board of directors may divide its duties among the directors, with the day-to-day management of the Company entrusted to the executive directors. The non-executive directors have the task of supervising the executive directors and providing them with advice. In addition, both executive and non-executive directors must perform such duties as are assigned to them pursuant to our Articles. Each director has a duty towards the Company to properly perform the duties assigned to him or her. Furthermore, each director has a duty to act in the corporate interest of the Company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders. The duty to act in the corporate interest also applies in the event of a proposed sale or break-up of D.E MASTER BLENDERS, whereby the circumstances generally dictate how such duty is to be applied.

Mr. Van Lede, one of the non-executive directors, was appointed as Vice Chairman of the board of directors.

Mr. Sorensen, one of the non-executive directors, was appointed as Senior Independent Director. The duties of the Senior Independent Director include acting as the contact for our shareholders with concerns that have not been resolved or are not appropriate to be resolved through the normal channels of the Chairman, the Chief Executive Officer or the Chief Financial Officer and supervising the evaluation of the performance of the Chairman.

Pursuant to Dutch law, an executive director may not be allocated the tasks of (A) serving as chairman of the board, (B) fixing the remuneration of the directors or (C) nominating directors for appointment. Nor may an executive director participate in the adoption of resolutions (including any deliberations in respect of such resolutions) related to the remuneration of executive directors. Tasks that have not been specifically allocated fall within the power of the board as a whole. These principles are reflected in our Articles and board rules. All directors remain collectively responsible for proper management regardless of the allocation of tasks.

Board Meetings and Decisions

Pursuant to our board rules, in principle, the board of directors can only adopt resolutions if at least a majority of the directors are present. If possible, resolutions are adopted unanimously. If a unanimous vote is not possible, a resolution will be adopted by majority vote. In the event of a tie vote, the chairman will cast the deciding vote.

Pursuant to our board rules, resolutions can also be adopted without holding a meeting, provided that such resolutions are adopted in writing and all voting directors are in favor of the proposal concerned.

In accordance with Dutch law, our Articles stipulate that the general meeting of shareholders has the right to approve resolutions of the board of directors with regard to a significant change in our identity or business. This includes: (A) the transfer of all or substantially all of our business to a third party; (B) the entry into or termination of a long-term cooperation with another legal entity, company or partnership by us or any of our subsidiaries, or as a fully-liable partner in a limited or general partnership, if such cooperation or termination is of material importance to us; or (C) the acquisition or disposal by us or one of our subsidiaries of a participating interest in the capital of a company with a value greater than or equal to one-third of our assets as shown on the balance sheet included in our most recently adopted annual accounts.

Appointment of directors

Pursuant to our Articles, directors will be appointed at our general meeting of shareholders upon a binding nomination by the board of directors. A resolution to appoint a director nominated by the board of directors may be adopted by a simple majority of votes cast. Under our Articles, the board of directors must make a list of candidates for each vacancy consisting of at least the number of persons for each vacancy to be filled as prescribed by law (currently two). Pursuant to newly adopted Dutch legislation will enter into effect on January 1, 2013, the requirement that a binding nomination for the appointment of a member of the management board or supervisory board of an N.V. or a B.V. consist of at least two persons for each vacancy will be abolished. Our Articles stipulate that the general meeting of shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by a simple majority of the votes cast, provided that the majority represents more than one-third of our issued share capital. The board of directors may then make a new binding nomination, for at least the number of persons required by law, which will be subject to the procedure described above. If a nomination has not been made or has not been made in time, this must be stated in the notice and the general meeting of shareholders will be free to appoint a director at its discretion. The latter resolution of the general meeting of shareholders must also be adopted by at least a simple majority of the votes cast, provided that the majority represents more than one-third of our issued share capital. Additionally, our board of directors has the power to make non-binding nominations for directors. Resolutions to appoint a director by a non-binding nomination of the board are adopted by a simple majority.

Pursuant to newly adopted Dutch legislation will enter into effect on January 1, 2013, the general meeting of shareholders will also decide whether a director is appointed as an executive or as a non-executive director. This provision has already been implemented in our Articles. In addition, the legal relationship between a director and the company will not be considered an employment agreement. In the absence of an employment agreement with us, the director will not have certain employee rights under Dutch labor law.

Director Terms

Pursuant to our Articles, the members of our board of directors will serve for a term of one year from appointment, except that the initial term of our first directors will end on the day of our annual general meeting in 2014. The term of office for each director will end when his or her successor is elected and qualified, unless the number of directors has been reduced so there is no vacancy on the board of directors, or until his or her earlier death, resignation or removal. A director is not available for reappointment if he has been in office for ten years.

Removal of Directors

In accordance with Dutch law, our Articles stipulate that our general meeting of shareholders has the authority to suspend or remove members of the board of directors at any time, with or without cause, by means of a resolution for suspension or removal passed by a simple majority of the votes cast, with such votes cast representing at least one-third of our issued share capital. Currently, Dutch law does not allow executive directors to be suspended by the board of directors. Newly adopted Dutch legislation taking effect on January 1, 2013 will allow for executive directors to be suspended by the board of directors. Pursuant to our Articles, our executive director can be suspended by the board of directors if permitted by Dutch law.

Director Qualifications

The board of directors seeks to ensure that the board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the board to satisfy its oversight responsibilities effectively. More specifically, in identifying candidates for membership of the board, the nomination committee takes into account (1) threshold individual qualifications, such as strength of character, mature judgment and industry knowledge or experience and (2) all other factors it considers appropriate, including alignment with our shareholders. In addition, the board will maintain a formal diversity policy governing the nomination of its members, as described below.

Under Dutch law and our Articles, executive directors may not serve as the chairman of the board. In addition, pursuant to newly adopted Dutch legislation will enter into effect on January 1, 2013, restrictions will apply as to the overall number of board positions that an executive director may hold. Under the new legislation, a person may not be a member of the board if (A) he or she holds more than two supervisory positions with “large companies” as defined under Dutch law, or (B) if he or she acts as chairman of the supervisory board or, in the case of a one-tier board, serves as chairman of the board of a “large company” as defined under Dutch law. The term “supervisory position” refers to the position of supervisory director, non-executive director or member of a supervisory body established by the articles of association. Under Dutch law, a “large company” is a company that meets two of the following criteria, based on its consolidated annual accounts during two subsequent years: (1) the value of the company’s assets according to its balance sheet is, on the basis of the purchase price or manufacturing costs, more than €17.5 million; (2) the net turnover is more than €35.0 million; and (3) the average number of employees is 250 or more.

Diversity Policy

We recognize the importance of a diverse composition of our board. The appointment of Mrs. Géraldine Picaud and Mr. Rob Zwartendijk as non-executive members of the board is an agenda item for the general meeting in November 2012. After appointment of Mrs. Picaud and Mr. Zwartendijk, the board will consist of nine members, of which three are women and thus 33.33% of the seats on our board will be held by women. Consequently, D.E MASTER BLENDERS will be fully compliant with the rules described below.

Newly adopted Dutch legislation will enter into effect on January 1, 2013 which will require us to pursue a policy of having at least 30% of the seats on our board of directors be held by men and at least 30% of the seats on the board of directors be held by women. We will be required to take this allocation of seats into account in connection with the following actions: (1) the appointment, or nomination for the appointment, of executive and non-executive directors; (2) drafting the criteria for the size and composition of the board, as well as the designation, the appointment, the recommendation and the nomination for appointment of non-executive directors; and (3) drafting the criteria for the non-executive directors. Pursuant to the new legislation, should we not comply with the gender diversity rules, we need to explain in our annual report (1) why the seats are not allocated in a well-balanced manner, (2) how we have attempted to achieve a well-balanced allocation and (3) how we aim to achieve a well-balanced allocation in the future. This rule will cease to have effect on January 1, 2016.

Our board regulations include a policy that the board shall aim, to the extent practicable and appropriate under the circumstances, for a diverse composition of directors in line with the global nature and identity of the Company and its business, in terms of such factors as nationality, background, gender and age.

We also expect to include a diversity policy in the charter for our nomination committee requiring the committee to consider age, gender, nationality, ethnic and racial background in nominating directors. The committee will also be required to review and make recommendations it deems appropriate regarding the composition and size of the board of directors to ensure that the board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds.

The implementation of these diversity policies will rest primarily with the nomination committee as the body responsible for identifying individuals believed to be qualified as candidates to serve on the board of directors and recommending that the board nominate the candidates for all directorships to be filled by shareholders at their general meetings.

As board seats become available, the nomination committee, and the board of directors as a whole, will have the opportunity to assess the effectiveness of the diversity policy and how, if at all, our implementation of the policy or the policy itself, should be changed.

Directors’ Insurance and Indemnification

In order to attract and retain qualified and talented persons to serve as members of our board of directors or our senior management, we currently do and expect to continue to provide such persons with protection through a directors’ and officers’ insurance policy. Under this policy, any of our past, present or future directors and members of our senior management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Unless specifically prohibited by law in a particular circumstance, our Articles require us to reimburse the members of our board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there will be no entitlement to reimbursement if and to the extent that (1) a Dutch court has established in a final and conclusive decision that the act or the failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to the standards of reasonableness and fairness, or (2) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss.

Executive Committee

Our executive committee was appointed by our Chief Executive Officer and consists of our executive director and senior management, as well as our General Counsel, Chief Marketing Officer, Senior Vice President—Supply Chain Operations and our Senior Vice President—Human Resources.

Powers and function

Our executive committee is entrusted with our day-to-day management. The responsibilities of the executive committee include driving our management agenda, managing the performance of our group, assessing and managing risks connected with our business activities, realization of our operational and financial objectives, structure and management of our systems of internal controls, maintaining and preparing the financial reporting process, compliance with applicable laws and regulations, compliance with and maintaining the corporate governance structure of the Company, publication of any information required by applicable laws and regulations, considering the corporate social responsibility issues that are relevant to the Company, and rendering advice in connection with the nomination of the external accountant of the Company.

The following subjects remain the responsibility of the board of directors, and consequently, resolutions in respect of such subjects require the approval of the non-executive directors: (1) general policy and strategy; (2) preparation of the annual accounts, the annual budget and significant capital expenditures; (3) issuance of shares in the Company as well as granting rights to subscribe for shares, to limit or exclude pre-emptive rights with respect to an issue of shares, to acquire shares by the Company in its own share capital, as well as to dispose of such shares (if and to the extent that the board of directors has been designated by our general meeting of shareholders as authorized to resolve upon the issue of shares and to limit or exclude pre-emptive rights); (4) issuance of bonds or other debt instruments as well as authorization to enter into medium- and long-term indebtedness; (5) application for quotation or withdrawal of the quotation of the securities in the price list of any stock exchange; (6) transfer of all or substantially all of the enterprise to a third party; (7) the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary with any other legal person or Company or as a fully-liable general partner of a limited partnership or a general partnership, if such cooperation or the cancellation thereof is of essential importance to the Company; (8) acquisition or disposal of a participating interest in the capital of a Company with a value of at least one third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a subsidiary; (9) filing a request for bankruptcy (faillissement) or a request for suspension of payment of debts (surséance van betaling); and (10) extending guarantees or indemnities to third parties other than those relating to the obligations of subsidiaries of the Company.

Our board of directors also retains the authority to adopt resolutions within the scope of authority of the executive committee without the participation of the members of the executive committee who are not also members of the board of directors.

Meetings and Decisions

The executive committee can only adopt resolutions in a meeting of the executive committee where at least one third of our executive directors is present or represented. Resolutions of the executive committee require a majority vote comprised of the votes of the majority of the executive directors present or represented, including the vote of our Chief Executive Officer. If there is a tie, the Chief Executive Officer shall have the deciding vote. Currently, the Chief Executive Officer is our sole executive director.

Appointment and removal of members of our executive committee

The members of our executive committee (with the exception of our Chief Executive Officer) are appointed, suspended and dismissed by the Chief Executive Officer, subject to the approval by the nomination committee. The nomination committee is also required to appoint one of the members of our executive committee as the Chief Financial Officer. The members of our executive committee can also be suspended by the board of directors.

Board Committees

While retaining overall responsibilities, our board of directors assigned certain of its responsibilities to permanent committees consisting of directors, and—in relation to the sustainability committee—senior management, appointed by our Chief Executive Officer. Our board of directors has established an audit committee, a remuneration committee, a nomination committee and a sustainability committee, each of which has the responsibilities and composition described below.

Audit committee

Our audit committee consists of three non-executive, independent members of the board of directors appointed by the board. They are Mr. Van Lede, Mrs. Corrales and one vacancy. After appointment of

Mrs. Picaud and Mr. Zwartendijk as non-executive directors by the general meeting of shareholders they will be appointed as members of the audit committee. Upon their appointment, Mrs. Corrales will step down as a member of the audit committee and there will no longer be a vacancy.

Our audit committee supervises and monitors our financial reporting, risk management program and compliance with relevant legislation and regulations. It oversees the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also reviews our annual and interim financial statements and other public disclosures, prior to publication. Our audit committee appoints our external auditors, subject to shareholder vote, and oversee the work of the external and internal audit functions, providing compliance oversight, preapproval of all audit engagement fees and terms, preapproval of audit and permitted non-audit services to be provided by the external auditor, establishing internal auditing policies, discussing the results of the annual audit, critical accounting policies, significant financial reporting issues and judgments made in connection with the preparation of the financial statements and related matters with the external auditor and reviewing earnings press releases and financial information provided to analysts and ratings agencies.

Remuneration committee

Our remuneration committee consists of three non-executive, independent members of the board of directors appointed by the board. They are Mr. Sorensen, Mrs. Corrales and Mrs. Taylor.

Our remuneration committee is responsible for setting, reviewing and evaluating the remuneration, and related performance and objectives, of our executive officers. It is also responsible for recommending to the board of directors the remuneration package for our Chief Executive Officer, with due observance of the remuneration policy adopted by the general meeting of shareholders. It reviews management services contracts entered into with our Chief Executive Officer and employment agreements with members of our executive committee, make recommendations to our board of directors with respect to major employment-related policies and oversee compliance with our employment and compensation-related disclosure obligations under applicable laws.

Nomination committee

Our nomination committee consists of three non-executive, independent members of the board of directors appointed by the board. They are Messrs. Bennink, Van Lede and Sorensen.

Our nomination committee determines selection criteria for members of our board of directors, periodically assess the scope and composition of our board of directors and evaluate the performance of our directors. Furthermore, the nomination committee is responsible for approving the appointment, suspension and dismissal of our executive officers by the Chief Executive Officer and is required to appoint one of the executive officers as the Chief Financial Officer.

Sustainability committee

Our sustainability committee consists of our Chief Executive Officer, General Counsel and two non-executive directors, independent members of the board of directors, Mr. Illy and Mrs. Taylor.

Our sustainability committee evaluates our policies with respect to health, safety, security, environment and social responsibility and supervises our policies with respect to health, safety, security, environment and social responsibility.

Conflict-of-Interest Transactions

Our Articles provide that a director may not participate in any vote on a subject or transaction if he or she has a conflict of interest under Dutch law with us or any of our subsidiaries. Our Articles provide that in the event that we have a conflict of interest with one or more directors, the Company may still be represented by our board of directors. However, under Dutch law, our general meeting of shareholders may resolve at any time to designate one or more other persons to represent us in the event of a conflict of interest. The rules governing the board’s principles and best practices contain a similar rule related to executive officers.

Newly adopted Dutch legislation on conflicts of interests taking effect on January 1, 2013 no longer contains restrictions on the powers of directors to represent the Company in case of a conflict, but provides that a member of the board of directors may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal conflict of interest with us and our related enterprise. If all members of the board of directors have a conflict of interest, the resolution concerned will be adopted by the general meeting of shareholders, unless the articles of association provide otherwise. If an executive director or a non-executive director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and the director concerned may be held liable towards us.

Except for the duties of members of our board of directors to other entities with which they are affiliated and which are described in their biographies, and in particular the duties of Mr. Illy to illycaffè SpA and Gruppo Illy SpA, which could be considered our competitors, we are not aware of any potential conflicts between any duties of members of our board of directors and/or our senior management to the Company and their private interests and/or other duties. In his agreement for services, Mr. Illy confirmed that he will report any conflict of interest as from the date of his appointment to our chairman, with a copy to the corporate secretary. In addition, Mr. Illy will not (i) be involved in or informed of any discussions on possible expansions into Italy and (ii) share any strategic or commercial information on the Illy Group with us and (iii) share any of D.E MASTER BLENDERS’ confidential information with employees of Illy Group.

Remuneration

Under Dutch law, the general meeting of shareholders must adopt a remuneration policy for the board of directors that addresses the following topics: the fixed and variable components of the remuneration (if any), remuneration in the form of shares and severance payments. On June 28, 2012 our remuneration committee adopted the remuneration policy for our Chief Executive Officer (being the sole executive director) as developed and approved by the Compensation and Employee Benefits Committee of Sara Lee. The remuneration of our executive directors is determined by our board of directors observing the provisions of our remuneration policy. Executive directors do not vote upon or participate in the discussions of our board of directors on their own remuneration. The remuneration of non-executive directors is approved by our general meeting of shareholders. Any proposed share or option-based compensation for directors (including the basis for determining any performance conditions relating to such compensation) must be submitted by our board of directors to the general meeting of shareholders for its approval, detailing the number of shares or options over shares that may be awarded to the directors and the criteria that apply to such award or modification thereof.

Executive director

The table below sets forth the annualized remuneration of our executive director, Mr. Herkemij, for fiscal year 2012 in gross euro amounts. The terms and conditions of certain of the payments and benefits set forth in the table and accompanying footnotes below are described in greater detail in the summary of Mr. Herkemij’s management services agreement that follows the table.

Name	Fixed Fee	Variable Compensation at 100%(1)	PSUs grant value(2)	Pension or similar benefits	Hiring payment(3)	Phantom RSU grant(4)	Other(5)
Michiel J. Herkemij	€900,000	€900,000	€1,500,000	€176,004	€600,000	€500,000	€118,745

(1)

The information in this document is the information available as per June 30, 2012. After June 30, 2012 the actual bonus pay-out over fiscal year 2012 was determined to be 98.42% of the target bonus of €900,000, where the maximum payout was set at 150%, pro-rated from December 1, 2011 up to June 30, 2012.

(2)

This grant of performance share units, which we refer to as PSUs, was made in two instalments. One-third of the value of the PSU grant, or €500,000, was made by Sara Lee on January 26, 2012. The percentage of this first PSU instalment to vest, which has a maximum pay-out of 150% of the granted number of PSUs, is based on Sara Lee’s actual operating income for fiscal year 2012 and was determined at 80.06% after June 30, 2012. The remaining two-third was approved by the Compensation and Employee Benefits Committee of Sara Lee and was granted after June 30, 2012. The maximum vesting percentage of the second PSU instalment of the award is 200%. Both instalments of the PSU grant for fiscal year 2012 will vest in full in August 2014 if, and to the extent, predetermined performance goals, as described under the 2012 Long-Term Incentive Share Plan and as applicable for the second instalment, are achieved.

(3)	This amount was negotiated and agreed upon by Sara Lee and paid to Mr. Herkemij in connection with his initial hiring before the incorporation of D.E MASTER BLENDERS.

(4)

This grant of RSUs was denominated in Sara Lee common stock and was converted to D.E MASTER BLENDERS ordinary shares following the merger. This grant was a one-time grant negotiated by Sara Lee made to Mr. Herkemij in connection with his initial hiring.

(5)

The category ‘other’ includes annual fringe benefits (including employer taxes) related to health insurance (€3,073), disability insurance (€29,010), a company car scheme (€39,600), unemployment insurance (€2,331), a representation allowance (€4,080), relocation costs (€22,569) and a relocation allowance (€18,082).

Over fiscal year 2012 no costs were incurred by D.E MASTER BLENDERS on a stand-alone basis. The annualized remuneration paid to our executive director in fiscal year 2012 is also mentioned in our remuneration report that will be published on our website.

Management Services Agreement with Michiel J. Herkemij

Mr. Herkemij entered into a management services agreement with Sara Lee pursuant to which Mr. Herkemij served as Executive Vice President of Sara Lee and Chief Executive Officer of Sara Lee’s Coffee and Tea (formerly International Beverage) segment, and pursuant to which Mr. Herkemij now serves as the Chief Executive Officer of D.E MASTER BLENDERS as a result of the assumption of his management services agreement; therefore, references to the “Company” in this summary of Mr. Herkemij’s management services agreement generally refer to Sara Lee prior to the separation and to D.E MASTER BLENDERS following the separation. The term of the agreement commenced December 1, 2011, which we refer to as the Agreement Commencement Date and ends November 30, 2015, which we refer to as the Agreement End Date, unless earlier terminated by either party, generally upon six months written notice from the Company and three months written notice from Mr. Herkemij, provided that the Company and Mr. Herkemij agree to inform the other no later than six months prior to the Agreement End Date of their intention to continue the agreement for a definite or indefinite period beyond the Agreement End Date.

Certain terms of Mr. Herkemij’s agreement are set forth in the chart above. Under the agreement, if Mr. Herkemij voluntarily resigns from his employment or if he is terminated for cause, in either case prior to the first anniversary of Agreement Commencement Date, he will be required to repay either the net equivalent of the hiring payment or, in the event that the Company cannot recoup certain withholding taxes but Mr. Herkemij could recoup such taxes, the gross amount of the hiring payment.

As set forth in the chart above, for the Company’s fiscal year 2012, Mr. Herkemij is eligible to participate in the Annual Incentive Plan for Fiscal Year 2012, which we refer to as the AIP, pro-rated for the portion of the year Mr. Herkemij is employed by Sara Lee, with a target of 100% of base fee and a maximum of 150% of base fee, based on the operating income, net sales and working capital of the International Beverage business. Any short-term incentive plans applicable to Mr. Herkemij are determined by the board of directors of the Company. Furthermore, during each year of his employment until the Agreement End Date, Mr. Herkemij will be entitled annually to a long-term incentive award with a gross value of €1.5 million. Each long-term incentive award will be linked to a three-year period and will vest upon the expiration of the three-year period. The grant for the first performance period (fiscal years 2012-2014) is detailed in the chart above. If Mr. Herkemij’s employment is terminated by reason other than urgent cause prior to the Agreement End Date, Mr. Herkemij will be entitled to immediate vesting of his unvested PSUs on a pro rata basis.

If, following a “change in control” (as defined in the addendum to the management services agreement), Mr. Herkemij terminates his management services agreement within three months, or if the Company gives notice of termination of the management services agreement, provided that such notice is not solely or principally due to the acts or omissions of Mr. Herkemij, Mr. Herkemij will be eligible for a severance payment consisting of two-and-a-half (2.5) times the base, bonus and pension compensation (as defined in addendum to the management services agreement). This is in line with the provisions of the Sara Lee Change in Control Plan applicable to Mr. Herkemij when he joined Sara Lee.

Upon expiration of the term of the management services agreement, Mr. Herkemij will be entitled to payment of his base fee for 18 months. If, prior to the expiration of the management services agreement, the Company terminates Mr. Herkemij’s management services agreement other than for urgent cause or Mr. Herkemij terminates the agreement as a result of an urgent cause on the part of the Company, Mr. Herkemij will be entitled to payment of his base fee for 12 months. However, if Mr. Herkemij terminates his management services agreement for any other reason, he is not entitled to any base fee payments.

In addition, for the first 12 months of any permanent and continuous disability of Mr. Herkemij and potentially for an additional six months of any such disability, the agreement will remain in effect and Mr. Herkemij will continue to be entitled to all of the benefits under the agreement. If any such disability continues for longer than 12 months (unless the period is extended by six months because Mr. Herkemij is expected to be able to return to performing his tasks without limitation within such six-month period), then the agreement will terminate and Mr. Herkemij will receive continued payment of his base fee for 12 months. Mr. Herkemij also will be entitled to insurance coverage to cover permanent loss of income in an amount equal to his base fee after the second year of permanent and continuous disability. In addition, if Mr. Herkemij dies while the agreement is still in effect, his spouse or dependent children will be entitled to continued payment of his base fee for the month of his death and for 12 months thereafter, as well as pro rata payments of Mr. Herkemij’s annual and long-term incentive awards and standard maximum payments under the voluntary life-risk insurance (Overlijdensrisicoverzekering), for which the premiums are paid by Mr. Herkemij.

Mr. Herkemij is subject to certain covenants restricting him from competing in the coffee and tea business, interfering with the business relationships of the Company and from inducing employees to terminate their employment with the Company, in each case during and for one year following the termination of his management services agreement.

Non-executive directors

D.E MASTER BLENDERS Remuneration

The non-executive directors who do not chair a committee of the board each receive an annual retainer of €90,000 for their services and non-executive directors who chair a committee receive €110,000 in each case plus a €3,500 travel allowance per meeting for directors who travel transcontinentally to attend the meeting. In each case, 25% of each non-executive director’s annual retainer (after taxes) is expected to be invested in shares of the Company. The chairman of the board receives an annual retainer of €300,000 for his services, 25% (after taxes) of which is expected to be invested in shares of the Company.

Over fiscal year 2012 no costs were incurred by D.E MASTER BLENDERS on a stand-alone basis. The annualised remuneration paid to our non-executive directors in fiscal year 2012, is also mentioned in our remuneration report that will be published on our website.

Sara Lee Compensation

On February 27, 2012, the Corporate Governance, Nominating and Policy Committee of Sara Lee agreed to make a one-time grant of PSUs to the chairman in his role as Executive Chairman of Sara Lee, which grant was documented at the completion of the spin-off, in shares of the Company and has a target award value of €1.75 million as of the date of grant. This one-time grant was made to help ensure a seamless transition for the Company and successful implementation of the Company’s strategy as it moved from being a division of Sara Lee to being an independent, public company. The number of earned PSUs under the one-time award can vary from 0% to 200% and earned PSUs will vest on August 31, 2015. Although this one-time award grant was made by Sara Lee, the applicable terms are similar to the terms of the 2012 Long-Term Incentive Share Plan, described below.

Senior management

The annualized aggregate remuneration of our senior management for fiscal year 2012 is approximately €5,147,961 (including incentives and benefits), not including any remuneration of our Chief Executive Officer.

Pension, retirement or similar benefits

The annualized total amount set aside or accrued for fiscal year 2012 with respect to pension, retirement or similar benefits for our Chief Executive Officer and our other members of senior management is €417,868.

Pension Schemes

We sponsor a number of pension plans around the world to provide retirement benefits. We sponsor defined contribution plans and defined benefits plans. In addition to contributing to pension plans for our continuing operations, we have also agreed to retain certain pension liabilities after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year in any country is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which we operate, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

Expected contributions to post-employment benefit plans for fiscal year 2013 are approximately €82.1 million for pension benefits. This amount includes approximately €33.4 million related to required additional funding of the Dutch pension plan and normal annual contributions. In addition, we have expected contributions of €1.2 million and €0.2 million for the post-employment medical plan and jubilee plan, respectively.

Pension plans in the Netherlands

We currently maintain one pension fund (ondernemingspensioenfonds) in the Netherlands the Stichting Douwe Egberts Pensioenfonds, formerly named Stichting Sara Lee Pensioenfonds Nederland, with plan assets as of July 1, 2012 of approximately €1.4 billion, which we refer to as the Plan. This Plan covers approximately 70% of our employees in the Netherlands. The Plan provides defined benefits based on an average pay system (middelloonregeling) capped at an annual salary of €70,000 per participant and provides defined contributions above such amount. As of June 30, 2012, the Plan had a total of approximately 1,507 active participants, 4,111 deferred pensioners and 3,917 pensioners. As of July 1, 2012, the defined benefit obligations for the active participants amounted to approximately €318 million, the defined benefit obligations for the deferred pensioners amounted to approximately €427 million and the defined benefit obligations for the pensioners amounted to approximately €563 million.

A recovery plan is required by the Dutch Central Bank if a plan’s funded status is below its required solvency level of approximately 114% under local funding rules. The recovery plan has a maximum duration of 15 years and will end when the coverage ratio of a pension plan is in excess of this required solvency level for 3 consecutive quarters. The recovery plan has a short term component if a plan’s funded status is below the minimum required solvency level of approximately 104% under local funding rules. This is currently the case for the Plan. Under the short term part of the recovery plan, additional contributions by the Company equal to the lesser of one third of the deficit or the amount of one year’s regular premium contribution are required. In this context, we made an additional contribution of €25.7 million in fiscal 2012 under the current recovery plan. The end date of the short term part of the existing recovery plan is December 31, 2013.

In 2011, Sara Lee concluded an amended agreement with the Plan pursuant to which the annual contributions to the Plan until 2016 will be based on 26% of each participant’s pensionable salary, which is capped at €70,000 annually per participant. For pensionable salaries in excess of €70,000, a defined contribution plan with age-dependent rates is applicable. As part of this amended agreement, the Company’s contributions are subject to an overall cap of €75 million per new recovery plan entered into after January 1, 2012.

We also sponsor a defined contribution plan at Delta Lloyd N.V. for certain employees working in foodservices and we participate in an industry-wide pension fund that provides defined contributions for certain employees employed by us after the acquisition of CoffeeCompany.

Pension plans in the United Kingdom

We sponsor a defined benefit plan in the United Kingdom. The plan consists of five separate benefit sections, each with plan assets that are ring-fenced to fund each section. During 2006, Sara Lee entered into an agreement with the plan trustee that is aimed at fully funding according to the 2005 rules of the Pension Protection Fund (PFF) two of these sections by March 2016. Under the terms of this agreement, Sara Lee has agreed to make annual pension contributions of 32 million British pounds to these plan sections through March 2016. Subsequent to March 2016, Sara Lee has agreed to keep these sections fully funded in accordance with local funding standards.

In addition, in 2011 Sara Lee entered into an agreement with the plan trustee to buy-out a section of the plan by calendar year 2024. The terms of the agreement require Sara Lee to make annual contributions of 1.6 million British pounds, certain additional contributions in calendar 2014 and 2019, and a final contribution as necessary to effect a buy-out of the section’s liability in 2024.

The other two sections of the plan are funded in accordance with local funding rules.

As of July 1, 2012, the total assets of the United Kingdom plan were 1,045 million British pounds. The plan had a total of 60 active participants, 7,247 deferred pensioners and 8,873 pensioners. As of July 1, 2012, the accumulated benefit obligations were 6 million British pounds for active participants, 402 million British pounds for deferred pensioners and 545 million British pounds for pensioners.

2012 Long-Term Incentive Share Plan

We adopted the 2012 Long-Term Incentive Share Plan. Our Chief Executive Officer, the members of our executive committee, highly compensated executives and, potentially, other key employees designated by the remuneration committee are eligible to participate in the 2012 Long-Term Incentive Share Plan. A performance share unit, which we refer to as a PSU, awarded under the 2012 Long-Term Incentive Share Plan is the participant’s right to receive a number of shares for no consideration subject to (1) the participant’s continued service with the Company or its affiliates and (2) a predetermined performance condition based on our relative total shareholder return, which we refer to as “TSR” (as defined in the 2012 Long-Term Incentive Share Plan).

Under the 2012 Long-Term Incentive Share Plan, PSUs will be earned only if the Company achieves certain specified levels of TSR relative to a comparator group generally over a three-year period commencing on the date of the award. Reflecting the transitional nature of the fiscal year 2012 award, the performance period will end on August 31, 2014. For PSU grants by D.E MASTER BLENDERS to our executive director an additional retention period applies until at least five years after the award date or, if earlier, until termination of their employment. The companies in the comparator group are set forth below.

Anheuser-Busch Inbev N.V.	Chocoladefabriken Lindt & Sprungli AG

Heineken N.V.	Nestlé S.A.

SABMiller plc	Unilever plc

Diageo plc	Henkel AG & Co. KGaA

Pernod-Ricard S.A.	Procter & Gamble

Rémy Cointreau	Reckitt Benckiser plc

Associated British Foods plc	Beiersdorf AG

Groupe Danone S.A.	L’Oreal S.A.

H.J. Heinz Company	The Coca Cola Company

Kellogg Company	PepsiCo Inc.

Depending on the ranking of the Company’s TSR against the TSR of the members of the comparator group, the number of earned PSUs can vary from 0% up to 200% of the number of PSUs granted. The TSR chart sets forth how the number of earned PSUs will be calculated based on the Company’s TSR against the TSRs of member companies in the comparator group. For any PSUs to be earned, the performance condition of the Company’s relative TSR over the performance period must be at least at the median of the TSRs of the members of the comparator group.

Rank of the Company’s TSR against the TSR of the members of the Comparator Group	Number of Earned PSUs expressed as a percentage of the number of Awarded PSUs
Top 10% or above	200%

Between top 35% and top 10%	On a straight-line basis between 100% and 200% based on rankings plus interpolation between intermediate rankings

At top 35%	100%

Between median and top 35%	On a straight-line basis between 50% and 100% based on rankings plus interpolation between intermediate rankings

At median	50%

Below median	0%

In the event that a participant ceases active employment with the Company or an affiliate before the vesting date as specified in respect of any award in the relevant grant notice, some or all of the participant’s PSUs may be forfeited and the participant’s award(s) may or may not be settled (in shares or cash) as of the date of termination of employment, depending upon the reason for termination of employment.

Our board of directors may amend the 2012 Long-Term Incentive Share Plan at any time as it deems necessary and appropriate. If and to the extent that such amendment adversely affects the rights of any participants with awards outstanding at the time of such amendment, the amendment must be approved by at least 75% of the relevant participants. This does not limit or preclude in any way the right of the remuneration committee to amend the performance conditions if an event has occurred which causes the remuneration committee, acting fairly and reasonably, to consider that it would be appropriate to amend the performance conditions. In making any such amendment, the remuneration committee is required to use reasonable efforts to ensure that the amendment does not have a material adverse effect on the awards outstanding at the time of such amendment.

The Compensation and Employee Benefits Committee of Sara Lee approved, and the remuneration committee of our board of directors has approved on June 28, 2012, an initial grant of PSUs under the 2012 Long-Term Incentive Share Plan to members of our senior management, which grants have the following values as of the date of grant: Messrs. Herkemij (€1.0 million), Cup (€500,000), Van Pelt (€333,334) and Snow (€280,667). These initial grants were made shortly after completion of the separation.

Annual Incentive Plan

Our executive director, the members of our executive committee and other key employees are eligible for annual bonuses under the AIP. Participants’ awards under the AIP are expressed as a percentage of their base salary and are based on the achievement of target performance measures. The performance measures under the AIP are based on the Company’s financial and operational targets that are measured over a one-year performance period.

The breakdown of performance measures under the AIP for fiscal year 2012 were:

•             Operating Income—40% of target bonus opportunity;

•             Net Sales—40% of target bonus opportunity;

•             Average Working Capital—20% of target bonus opportunity.

Specific financial goals within each of the performance measures were set by the Compensation and Employee Benefits Committee of Sara Lee prior to the separation. For fiscal year 2012, the maximum payout opportunity was 150% of a participant’s target bonus opportunity and threshold payout opportunity is 25% of target bonus opportunity. Payout percentages for performance between these performance levels is determined on a straight-line basis. The information in this document is the information available as per June 30, 2012. After June 30, 2012 the actual bonus pay-out over FY12 results was determined to be 98.42% of the target bonus.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code, as revised, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether or not they are complying with the various rules of the Dutch corporate governance code that are addressed to the board of directors and if they do not apply those provisions, to give the reasons for such non-application. The Dutch Corporate Governance Code contains principles and best practice provisions for the board of directors (executives and non-executives), shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. We have reviewed the Dutch Corporate Governance Code and support the best practice provisions thereof. Therefore, except as noted below or in the case of any future deviation, subject to explanation at such time, we comply with the applicable best practice provisions of the Dutch Corporate Governance Code.

Best practice provision II.1.5 prescribes that the board of directors declares regarding the financial reporting risks in the annual report that the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and that the risk management and control systems worked properly in the year under review. In connection with the accounting irregularities and certain other errors in Brazil, the board of directors cannot give such statement unconditionally.

Best practice provision II.2.8 states that remuneration in the event of dismissal may not exceed one year’s salary (the “fixed” remuneration component). It is our policy to set the level of severance pay for our directors at no more than one year’s salary, unless the board of directors, at the proposal of the remuneration committee, finds this manifestly unreasonable given the circumstances or unless dictated otherwise by applicable law. Considering our Chief Executive Officer’s severance entitlements prior to his engagement with our Company, we agreed to grant him a severance payment of 18 months under certain circumstances, including if his management service agreement is terminated due to D.E MASTER BLENDERS not being a listed separate company by December 31, 2012, or upon expiration of the term of his management service agreement. In addition, our Chief Executive Officer will be entitled to 2.5 times his base, bonus and pension compensation if his management services agreement terminates for certain reasons following a change in control and following a regular notice period. This is laid down in the addendum to Mr. Herkemij’s management services agreement and in line with the provisions of the Sara Lee Change in Control Plan that applied to Mr. Herkemij prior to the separation. We consider it manifestly unreasonable to take these entitlements away from him. It has been agreed with our Chief Executive Officer that if his management services agreement is renewed after four years his entitlement to severance in the event of a change in control will be reduced to one year base salary.

The full text of the Dutch Corporate Governance Code can be found on https://www.commissiecorporategovernance.nl.

Employees

Our total headcount (measured on the basis of full-time equivalent (“fte”)) was 7,788 as of July 3, 2010, 7,508 as of July 2, 2011 and 7,619 as of June 30, 2012. As of June 30, 2012, we had 2,685 employees in sales and marketing, 3,850 in operations and support and 1,084 in general and administration, and 979 in the Retail—Western Europe segment, 2,547 in the Retail—Rest of World segment, 1,930 in the Out of Home segment and 2,163 in Other.

Works Council

Koninklijke Douwe Egberts B.V., one of D.E MASTER BLENDERS’ subsidiaries has a works council. In addition, we have a European works council. A works council is a body consisting of employee representatives who have been elected by the employees.

Under Dutch law, a works council has a right to render its advice or, in certain areas, approval on resolutions concerning important matters within the scope of its authority such as intended acquisitions or divestitures, seeking credit facilities or making capital investments. Failure by us to follow-up the advice opens the possibility for a works council to appeal to the Enterprise Chamber within one month of written notification of our decision. During this one month period we must suspend the implementation of the decision.

Shareholdings by directors and senior management

The following tables set forth information with respect to the ownership of D.E MASTER BLENDERS’ equity as of June 30, 2012 and as of October 10, 2012 for each of our directors and members of our senior management, and our directors and senior management collectively. See also “Item 4—Information on the Company—Treatment of Equity-Based Compensation at Separation”.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days or that vest in connection with the separation are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the ordinary shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. None of the directors or members of senior management that hold our ordinary shares has any different voting rights than the other holders of our ordinary shares.

Board of directors as per June 30, 2012

Name Directors(1)	Number of Shares Owned	Performance Stock Units(2) (3)	Restricted Stock Units(4)	Approximate Percentage of Class
Jan Bennink(5)	235,650	0	0	*
Michiel J. Herkemij	0	0	0	*
Maria Mercedes M. Corrales	0	0	0	*
Andrea Illy	0	0	0	*
Cornelis J.A. van Lede	0	0	0	*
Norman R. Sorensen	20,562	0	0	*
Sandra E. Taylor	0	0	0	*

*	Less than 1% of the outstanding ordinary shares

(1)	The address of each of our directors is c/o D.E MASTER BLENDERS, Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands.

(2)

On January 26, 2012, Sara Lee performance stock units (“PSUs”) were granted under Sara Lee’s Plans to Messrs. Bennink (136,933 Sara Lee PSUs) and Herkemij (35,204 Sara Lee PSUs). The number of PSUs was originally in Sara Lee stock and the PSUs have been converted into shares of D.E MASTER BLENDERS. The conversion ratio was based on the Sara Lee stock price on June 27 and 28, 2012 and the D.E MASTER BLENDERS stock price on June 29, 2012 and July 2, 2012. The number of Sara Lee PSUs that will vest can vary from 25% to 150%. Conversion took place after the end of fiscal 2012. The PSUs granted to Mr. Herkemij will vest on August 31, 2014 if, and to the extent, predetermined performance goals are met. Of the Sara Lee PSUs granted to Mr. Bennink, one-half vested upon completion of the separation (based on the agreed conversion ratio (see also “Item 4—Treatment of Equity-Based Compensation in Separation”) and was calculated after the end of fiscal 2012) and vesting was subject to achievement of predetermined performance goals. After June 30, 2012, it was determined that the performance goal was achieved for 80.06%. In addition, the Compensation and Employee Benefits Committee of Sara Lee approved, and our remuneration committee approved an initial fiscal year 2012 grant of PSUs under the 2012 Long-Term Incentive Share Plan to Mr. Herkemij (€1,000,000). The number of PSUs to vest pursuant to this initial grant can vary from 0% to 200% and PSUs will vest on August 31, 2014 if, and to the extent, predetermined performance goals, as described under 2012 Long-Term Incentive Share Plan, are achieved. Finally, the Corporate Governance, Nominating and Policy Committee of Sara Lee approved, and our remuneration committee approved a one-time grant of PSUs to Mr. Bennink (€1,750,000). The number of PSUs to vest pursuant to this one-time grant can vary from 0% to 200% and PSUs will vest on August 31, 2015. Although this one-time award grant was made by Sara Lee, the applicable terms are similar to the terms of the 2012 Long-Term Incentive Share Plan, described above.

(3)

After June 30, 2012, the remuneration committee granted Mr. Herkemij his annual PSU award (€1,500,000). The number of PSUs to vest pursuant to these grants can vary from 0% to 200% and will vest on August 31, 2015 if, and to the extent, predetermined performance goals, as described under 2012 Long-Term Incentive Share Plan, are achieved.

(4)

Under Sara Lee’s 1998 Long-Term Incentive Stock Plan, the 2002 Long-Term Incentive Stock Plan and the Employee Matters Agreement 2012 restricted stock units (“RSUs”) were granted to Messrs. Bennink (136,933 RSUs) and Herkemij (35,204 RSUs). The number of RSUs is in Sara Lee stock and the RSUs has been converted in shares of D.E MASTER BLENDERS. The conversion ratio was based on the Sara Lee stock price on June 27 and 28, 2012 and the D.E MASTER BLENDERS stock price on June 29, 2012 and July 2, 2012. Conversion took place after the end of fiscal 2012. All of the RSUs granted to Mr. Herkemij and one-half of the RSUs granted to Mr. Bennink, vested upon completion of the separation. See also “Item 4—Treatment of Equity-Based Compensation in Separation”. In addition, under Sara Lee’s 1998 Long-Term Incentive Stock Plan, the 2002 Long-Term Incentive Stock Plan and the Employee Matters Agreement 2012 RSUs were granted to Messrs. Van Lede (60,441 Sara Lee RSUs) and Sorensen (45,918 Sara Lee

RSUs). To compensate them for the decrease in value as a result of the Separation, an additional RSU grant was made by D.E MASTER BLENDERS upon the Separation. The conversion ratio was based on the Sara Lee stock price on June 27 and 28, 2012 and the D.E MASTER BLENDERS stock price on June 29, 2012 and July 2, 2012. This additional grant was made after the end of fiscal 2012. The RSUs will vest six months after termination of their memberships of the Sara Lee board.

(5)	Does not include 1,700 shares of common stock held by Mr. Bennink for the benefit of his minor children.

Senior management as per June 30, 2012

Name directors and senior managers(6)	Number of Shares Owned	Performance Stock Units(7),(8)	Restricted Stock Units	Approximate Percentage of Class
Michel M.G. Cup	0	0	0	*
Eugenio Minvielle	0	0	0	*
Harm-Jan van Pelt	38,666	0	0	*
Nick J. Snow	1,247	0	0	*

Board of directors and senior management collectively as per June 30, 2012

Directors and senior management as a group (11 people)	296,125	0	0	*

(6)	The address of each of the members of senior management is c/o D.E MASTER BLENDERS, Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands.

(7)

On November 4, 2011, Sara Lee performance stock units (PSUs) were granted under Sara Lee’s Plans to Messrs. Van Pelt (12,412 Sara Lee PSUs) and Snow (10,451 Sara Lee PSUs—after June 30, 2012 this grant was adjusted downwards, see table below). On January 26, 2012, Sara Lee PSUs were granted under Sara Lee’s Plans to Mr. Cup (17,602 Sara Lee PSUs). The number of PSUs was originally in Sara Lee stock and the PSUs have been converted into shares of D.E MASTER BLENDERS. The conversion ratio was based on the Sara Lee stock price on June 27 and June 28, 2012 and the D.E MASTER BLENDERS stock price on June 29, 2012 and July 2, 2012. The number of Sara Lee PSUs that will vest can vary from 25% to 150%. Conversion took place after the end of fiscal 2012. All PSUs will vest on August 31, 2014 if, and to the extent, the predetermined performance goals are met. After June 30, 2012, the performance goal was achieved for 80.06%. In addition, the Compensation and Employee Benefits Committee of Sara Lee approved, and our remuneration committee approved an initial grant of PSUs under the 2012 Long-Term Incentive Share Plan to Messrs. Cup (€500,000), Van Pelt (€333,334) and Snow (€280,667; after June 30, 2012 this grant was cancelled due to the termination of his employment). The number of PSUs to vest pursuant to these initial grants can vary from 0% to 200% and PSUs will vest on August 31, 2014 if, and to the extent, predetermined performance goals, as described under 2012 Long-Term Incentive Share Plan, are achieved.

(8)

After June 30, 2012, the remuneration committee has granted their annual PSU award to Messrs. Cup (€1,000,000), Van Pelt (€500,000) and Minvielle (€500,000 plus a one-time sign-on grant of €500,000). The number of PSUs to vest pursuant to these grants can vary from 0% to 200% and will vest on August 31, 2015.

Board of directors as per October 10, 2012

This table shows the numbers of D.E MASTER BLENDERS equity held by the members of the board of directors as filed with the AFM register at the date of this Annual Report.

Name Directors	Number of Shares Owned as a result of the separation		Number of Shares purchased until October 10, 2012	Performance Stock Units granted by Sara Lee		Performance Stock Units granted by D.E MASTER BLENDERS		Restricted Stock Units(9)
Jan Bennink	357,143	(10)	262,956	377,650	(11)	0		0
Michiel J. Herkemij	37,685	(12)	0	259,597		323,700	(13)	0
Maria Mercedes M. Corrales	0		0	0		0		0
Andrea Illy	0		0	0		0		0
Cornelis J.A. van Lede	0		0	0		0		70,258
Norman R. Sorensen	20,562	(14)	4,000	0		0		53,376
Sandra E. Taylor	0			0		0		0

(9)	Reference is made to footnote 4 above.

(10)	Includes the 235,650 ordinary shares held at June 30, 2012 and the Sara Lee PSUs and RSUs (after taxes) that vested as a result of the separation (121,493). Reference is made to footnote 2 above.

(11)

The number in the table is the maximum number of PSUs (200%) following the one-time grant by the Corporate Governance, Nominating and Policy Committee of Sara Lee which was documented at the completion of the spin-off. The terms of the 2012 Long-Term Incentive Share Plan apply to this award. Reference is made to footnote 2 above.

(12)	Sara Lee RSUs (after taxes) that vested as a result of the separation. Reference is made to footnote 4 above.

(13)

The number in the table is the maximum number of PSUs (200%) of the annual D.E MASTER BLENDERS PSU award relating to the September 2012 grant. The terms of the 2012 Long-Term Incentive Share Plan apply to this award. Reference is made to footnote 3 above.

(14)	Ordinary shares held at June 30, 2012.

Senior management as per October 10, 2012

This table shows the numbers of D.E MASTER BLENDERS equity held by senior management as filed with the AFM register at the date of this Annual Report.

Name Directors	Number of Shares Owned as a result of the separation	Number of Shares purchased until October 10, 2012	Performance Stock Units granted by Sara Lee(15)	Performance Stock Units granted by D.E MASTER BLENDERS		Restricted Stock Units
Michel M.G. Cup	0	10,000	106,078	215,800	(16)	0
Eugenio Minvielle	0	0	0	215,800	(16),(17)	0
Harm-Jan van Pelt	38,666	0	70,718	107,900	(16)	0
Nick J. Snow	1,247	0	0	0		0

(15)

Not including the Sara Lee PSU grant to Messrs. Cup, Van Pelt, and Snow (see footnote 7 above). After conversion of the Sara Lee PSUs into D.E MASTER BLENDERS PSUs and adjustment for the achievement of performance conditions the following numbers of PSUs are held: Cup (23,719), Van Pelt (16,725) and Snow (5,798—this represents the downward adjustment made after June 30, 2012).

(16)

The numbers in the table are the maximum number of PSUs (200%) achievable under the annual D.E MASTER BLENDERS PSU award relating to the September 2012 grant. The terms of the 2012 Long-Term Incentive Share Plan apply to these awards.

(17)	Including a one-time sign-on grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A Major shareholders

The following table sets forth the total number of ordinary shares owned by each shareholder whose ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding as of July 9, 2012. July 9, 2012 was the first day of official trading in our ordinary shares on Euronext Amsterdam. Accordingly, to identify major shareholders for our first Annual Report, we have used this date rather than the date of the end of the reporting period. The information set out below is solely based on public filings with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) as of July 9, 2012.

Greater than 5% Shareholders	Date of notification		Number of Shares Owned		Approximate Percentage
Parentes Holding SE Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria	June 29, 2012	(1)	0		12.19%*
Donata Holding SE Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria	June 29, 2012	(2)	72,515,572	*	12.19%
Morgan Stanley Investment Management Inc.	July 4, 2012		31,290,384		5.26%

*                      Voting interest based on a voting rights agreement.

(1)              Notification was made for an indirect actual ownership of 12.19% of the voting rights in D.E MASTER BLENDERS.

(2)              Notification was made for an indirect actual ownership of 72,515,572 D.E MASTER BLENDERS’ ordinary shares.

From February 27, 2012, the date of our incorporation, until June 28, 2012, the date of the separation, Sara Lee held 100% of our issued and outstanding ordinary shares.

Our major shareholders do not have voting rights different from other shareholders.

On October 5, 2012, our shareholders’ register contained 53,725 holders of record resident in the United States, representing approximately 5.00% of our outstanding shares. Due to the nature of the Dutch central securities depository system through which our shares are settled in the Netherlands, we are unable to verify the residence of the holders of our outstanding shares, except for the shares held by Donata Holding SE and Morgan Stanley Investment Management Inc. which have notified their holdings to the AFM.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control.

7B Related party transactions

Agreements with Sara Lee Corporation

As part of the separation, we entered into a master separation agreement and several other agreements to effect the separation and provide a framework for our relationship with Sara Lee going forward. These agreements provide for the allocation between us and Sara Lee of the assets, liabilities and obligations of Sara Lee and its subsidiaries, and govern the relationship between us and Sara Lee since the separation.

In addition to the master separation agreement, the other principal agreements we entered into with Sara Lee include:

•                  a merger agreement;

•                  a transition services agreement;

•                  a tax sharing agreement;

•                  an employee matters agreement; and

•                  an intellectual property separation agreement.

In the discussion that follows, we have described the material provisions of these agreements with Sara Lee. The summaries of these agreements are qualified in their entirety by reference to the full text of the applicable agreements, which are included as exhibits to this Annual Report. We encourage you to read the full text of those agreements. We entered into these agreements prior to the completion of the separation in the context of our current relationship with Sara Lee. Some of the terms of those agreements may not be the same as those we could obtain in arm’s-length negotiations with unaffiliated third parties.

Master Separation Agreement

The master separation agreement contains the key provisions relating to the separation, including provisions relating to the principal intercompany transactions required to effect the separation, the conditions to the separation and provisions governing the relationships between Sara Lee and us going forward.

Transfer of Assets and Assumption of Liabilities. The master separation agreement identifies assets and rights to be transferred, liabilities to be assumed and contracts to be assigned between us and Sara Lee as part of the separation.

The Distribution. The master separation agreement governs the rights and obligations of the parties regarding the distribution. Prior to the distribution, the number of shares of DE US, Inc. common stock held by Sara Lee was increased to the number of our ordinary shares distributable pursuant to the merger of DE US, Inc. with one of our wholly owned U.S. subsidiaries. Sara Lee then caused its agents to distribute all of the issued and outstanding shares of DE US, Inc. common stock to the exchange agent who held the shares on behalf of the Sara Lee shareholders who hold Sara Lee shares as of the record date.

Releases, Allocation of Liabilities and Indemnification. The master separation agreement provides for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing prior to the separation, between or among us, DE US, Inc. or any of our affiliates, and Sara Lee or any of its affiliates (other than DE US, Inc.), except as set forth in the master separation agreement.

We are liable for and have agreed to perform all liabilities with respect to our business, which we refer to as the DE US, Inc. liabilities. Those liabilities include, with certain exceptions, (1) all liabilities of DE US, Inc. and D.E MASTER BLENDERS to the extent based upon or arising out of the DE US, Inc. business and its assets, (2) all liabilities of Sara Lee to the extent based upon or arising out of the DE US, Inc. business and its assets, (3) all liabilities based upon or arising out of financial instruments of DE US, Inc., (4) all outstanding liabilities included on the DE US, Inc. balance sheet or in the notes thereto and all other liabilities that are of a nature or type that would have resulted in such liabilities being included as liabilities on a combined balance sheet of DE US, Inc., or the notes thereto, as of the distribution date (were such balance sheet and notes to be prepared) on a basis consistent with the determination of the nature and type of liabilities included on the DE US, Inc. balance sheet and (5) certain other designated liabilities.

Sara Lee is liable for and agreed to perform all liabilities other than DE US, Inc. liabilities, which we refer to as the Sara Lee liabilities.

In addition, the master separation agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business and geographic focus with us and financial responsibility for the obligations and liabilities of the Sara Lee retained businesses and its geographic focus with Sara Lee. Specifically, subject to certain exceptions set forth in the master separation agreement, we assumed liability for, and to indemnify and hold harmless Sara Lee, its affiliates (other than DE US, Inc.) and its directors, officers and employees against, certain liabilities relating to our business and the separation, including all liabilities relating to, arising out of or resulting from:

•                  the failure by D.E MASTER BLENDERS, DE US, Inc. and its subsidiaries or any other person to pay, perform or otherwise promptly discharge any DE US, Inc. liability;

•                  any DE US, Inc. liability;

•                  the performance or breach of any DE US, Inc. contracts or certain designated DE US, Inc. agreements;

•                  the current or former business and operations of D.E MASTER BLENDERS and DE US, Inc. and its subsidiaries;

•                  except for certain Sara Lee-provided information, any claim that the information included in our registration statement on Form F-1, this Annual Report or our European Union Listing Prospectus, is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

•                  the breach by us or DE US, Inc. and its subsidiaries of any covenant or agreement set forth in any agreement entered into in connection with the separation.

Sara Lee agreed to indemnify and hold harmless us, our affiliates and our directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•                  the failure by Sara Lee and its subsidiaries or any other person to pay, perform or otherwise promptly discharge any Sara Lee liability;

•                  any Sara Lee liability;

•                  the performance or breach of certain designated Sara Lee agreements;

•                  the current or former business or operations of Sara Lee and its subsidiaries;

•                  solely with respect to certain information supplied by or the responsibility of Sara Lee, any claim that the information included in our registration statement on Form F-1, this Annual Report or our European Union Listing Prospectus, is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

•                  the breach by Sara Lee or its subsidiaries of any covenant or agreement set forth in any agreement entered into in connection with the separation.

The master separation agreement also establishes procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes and tax matters is governed by the tax sharing agreement and, to a limited extent, the transition services agreement.

Access to Information. The master separation agreement provides that the parties will exchange certain information reasonably required to comply with requirements imposed on the requesting party by a government authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the master separation agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved.

Expenses. Except as expressly set forth in the master separation agreement or in any related transaction agreement, all third party fees, costs and expenses of Sara Lee, DE US, Inc. or D.E MASTER BLENDERS in connection with the separation were allocated between Sara Lee, DE US, Inc. and D.E MASTER BLENDERS by Sara Lee, in its sole discretion. Each of Sara Lee and D.E MASTER BLENDERS will generally pay its own costs and expenses incurred after the distribution date.

Merger Agreement

The merger agreement governed the merger of DE US, Inc. with and into a wholly owned U.S. subsidiary of D.E MASTER BLENDERS.

Transition Services Agreement

We entered into a transition services agreement with Sara Lee, which provides for the provision of certain transitional services principally by Sara Lee to us. The services include the provision of certain application maintenance, application development and infrastructure maintenance services. For these services, the transition services agreement generally provides for a term of up to six months, which term may be extended for up to an additional six months. The transition services agreement also provides for the provision of certain tax support services over the course of up to four years, which may be extended with the parties’ consent.

Tax Sharing Agreement

Before the separation, DE US, Inc. entered into a tax sharing agreement with Sara Lee. In general, under the tax sharing agreement, DE US, Inc. is responsible for and must indemnify Sara Lee against (1) all non-U.S. income taxes attributable to a member of the DE US, Inc. group for all taxable periods, (2) all taxes of the DE US, Inc. business following the distribution and (3) tax liability or contractual liability for indemnity obligations relating to taxes in respect of certain dispositions identified in the tax sharing agreement. In general, Sara Lee is responsible for and must indemnify DE US, Inc. against (1) all U.S. federal income taxes relating to Sara Lee and its affiliates (including members of the DE US, Inc. group) prior to the distribution, (2) all non-U.S. income taxes attributable to a member of the Sara Lee group (as determined following the distribution) for all taxable periods, (3) all state and local income taxes relating to Sara Lee and its affiliates (including members of the DE US, Inc. group) prior to the distribution, (4) all taxes of the Sara Lee group (as determined following the distribution) following the distribution and (5) tax liability or contractual liability for indemnity obligations relating to taxes in respect of certain dispositions identified in the tax sharing agreement.

The tax sharing agreement also separately allocates among the parties any tax liability arising as a result of any failure of the separation to qualify as a tax-free transaction to Sara Lee and DE US, Inc.. Under the tax sharing agreement, DE US, Inc. is required to indemnify Sara Lee and its affiliates against all tax-related liabilities caused by the failure of the distribution to qualify as tax-free (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action (or failure to act) of DE US, Inc. or any of its affiliates, including the Company, following the distribution or otherwise result from any breach of certain representations, covenants or obligations of DE US, Inc. or any of its affiliates, including the Company, concerning a party’s plan or intention with respect to actions or operations after the distribution date. In addition, DE US, Inc. is responsible for 50% of any taxes resulting from the failure of the distribution and certain related transactions, including the debt exchange, to qualify as tax-free, which failure is (1) not due to the actions, misrepresentations or omission of Sara Lee or DE US, Inc. or their respective affiliates or (2) due to an action (or failure to act), misrepresentation or omission of Sara Lee, DE US, Inc. or their respective affiliates prior to the date of the distribution not concerning a party’s plan or intention with respect to actions or operations after the distribution date.

Employee Matters Agreement

We entered into an employee matters agreement with Sara Lee providing for our respective obligations to employees and former employees who are or were associated with DE US, Inc. and its subsidiaries (including those employees who transfer employment from Sara Lee to DE US, Inc. and its subsidiaries in connection with the separation) and for other employment and employee benefits matters.

The treatment of outstanding Sara Lee equity awards in connection with the distribution is set forth in the employee matters agreement and is described above in “Treatment of Equity-Based Compensation” under Item 4.

In addition, the employee matters agreement sets forth the following:

•                  Following the distribution, DE US, Inc. Employees are generally only eligible to participate in DE US, Inc. benefit plans and DE US, Inc. has no liability under any Sara Lee benefit plan. DE US, Inc. and Sara Lee will take all actions necessary or appropriate to ensure that DE US, Inc. will not have any liability under any Sara Lee benefit plan. DE US, Inc. will assume, pay, perform and fulfill all liabilities relating to past, current or future employment with the DE US, Inc. business.

•                  Following the distribution, Remaining Employees are generally only eligible to participate in Sara Lee benefit plans and Sara Lee has no liability under any DE US, Inc. benefit plan. DE US, Inc. and Sara Lee will take all actions necessary or appropriate to ensure that Sara Lee will not have any liability under any Sara Lee benefit plan. Sara Lee will assume, pay, perform and fulfill all liabilities relating to past, current or future employment with the Sara Lee business.

Intellectual Property Separation Agreement

We entered into an intellectual property separation agreement with Sara Lee providing for the division of certain intellectual property between us and Sara Lee.

Trademark and Corporate Name Licenses. Sara Lee granted to us a limited, non-exclusive license to use certain of its trademarks for a term commencing on the distribution date and ending on January 1, 2014. This trademark license will automatically terminate with respect to our rights to use such licensed trademarks, upon our failure to cure any material breach of the terms of the trademark license within 30 days after the receipt of written notice of such material breach from Sara Lee. Sara Lee also granted to us a non-exclusive license to continue to use certain Sara Lee trademarks as part of our and our subsidiaries’ corporate names for a term beginning on the distribution date and ending no earlier than January 1, 2014. With respect to product packaging that includes such corporate names, we may continue to use such product packaging until July 31, 2015, and, with respect to any of our entities undergoing liquidation prior to January 1, 2014 and which include licensed corporate names, we may continue to use such corporate names while pursuing completion of such liquidation. Sara Lee will remain the sole and exclusive owner of all right, title and interest in and to its trademarks.

Debt Exchange

On May 15, 2012, Sara Lee entered into a note purchase agreement by and among Sara Lee and a group of institutional investors as described in further detail in “Description of Certain Indebtedness—Note Purchase and Guarantee Deed.” The note purchase agreement relates to the private placement of $650 million aggregate principal amount of indebtedness by Sara Lee through a series of notes, which we refer to as the new Sara Lee notes. In connection with the contribution of Sara Lee’s international coffee and tea businesses to DE US, Inc., Sara Lee received approximately $2.1 billion principal amount of DE US, Inc. debt securities, which are guaranteed by the Company. In connection with the distribution and in accordance with the terms of the new Sara Lee notes, Sara Lee satisfied its obligations under the new Sara Lee notes by transferring a portion of such DE US, Inc. debt securities to the holders of the new Sara Lee notes. Such DE US, Inc. securities were issued pursuant to the note purchase and guarantee deed described in “Description of Certain Indebtedness—Note Purchase and Guarantee Deed.” The new Sara Lee notes have subsequently been cancelled. Sara Lee transferred the remaining DE US, Inc. debt securities to certain subsidiaries of DE US, Inc. in satisfaction of Sara Lee’s debt obligations to such subsidiaries of DE US, Inc.. The 3.18% DE US, Inc. debt securities that Sara Lee transferred to certain subsidiaries of DE US, Inc. are due June 15, 2019 but otherwise have substantially the same terms as the DE US, Inc. notes issued pursuant to the note purchase and guarantee deed and that our guarantee obligations in respect of such DE US, Inc. debt securities are substantially identical. For a description of the note purchase and guarantee deed, see the section of this Annual Report entitled “Description of Certain Indebtedness—Note Purchase and Guarantee Deed” under Item 10B.

Agreements with members of our senior management

See “Management and Employees—Compensation—Management Services Agreement with Michiel J. Herkemij” under Item 6.

We did not grant any personal loans, guarantees or the like to members of our Board nor to senior management.

ITEM 8. FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of D.E MASTER BLENDERS for the fiscal year ended June 30, 2012. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated October 11, 2012, balance sheets as at June 30, 2012, July 2, 2011 and July 3, 2010, consolidated income statements for the three years ended June 30, 2012, July 2, 2011 and July 3, 2010, respectively, consolidated statement of changes in equity for the three years ended June 30, 2012, July 2, 2011 and July 3, 2010, respectively, consolidated cash flow statements for the three years ended June 30, 2012, July 2, 2011 and July 3, 2010, respectively, and notes to the financial statements.

Legal Proceedings

The following potential liabilities of D.E MASTER BLENDERS include liabilities assumed in connection with the separation.

Sara Lee is involved in several legal proceedings relating to its manufacture and sale of L’OR EspressO/L’aRôme EspressO capsules. In June 2010, Nestec/Nespresso, which we refer to as Nestlé, filed a suit against Sara Lee Coffee and Tea France alleging patent infringement related to Sara Lee’s sale and distribution of espresso capsules. On January 19, 2011, Nestlé filed a similar suit against Sara Lee Coffee and Tea in the Netherlands after Sara Lee began selling espresso capsules in that country. In June 2011, Nestlé filed a similar suit against Sara Lee Coffee and Tea Belgium. Prior to this suit, on May 11, 2011, Sara Lee Coffee and Tea Belgium served a writ of summons on Nestlé seeking a declaration of non-infringement in connection with Sara Lee’s sale and distribution of espresso capsules in Belgium. In October of 2011, Nestlé requested preliminary injunctions against Sara Lee Coffee and Tea Belgium, seeking prohibition of Sara Lee’s sale and distribution of espresso capsules in Belgium, and the request for preliminary injunctions was denied without prejudice to Nestlé’s claims. In February 2012, Nestlé appealed the decision to reject the preliminary injunctions. In February 2012, Nestlé filed a similar claim against Sara Lee Coffee and Tea in Spain. All of these proceedings relate to the alleged infringement of two or three European patents granted to Nestlé. In addition, in Spain, Nestlé sued for trademark infringement and unfair competition. In the lawsuit filed in France, Nestlé claims damages in the amount of €50 million for each claimant. If we are held to infringe any of the invoked patents, the court may determine a reasonable provisional damages amount and deposit by Sara Lee. Any damages would be established in separate damage assessment proceedings. Management believes that the patents and trademarks granted to Nestlé are not being infringed and further believes that the patents are invalid and that the Company has not engaged in unfair competitive practices. We are vigorously contesting Nestlé’s allegations.

In October 2009, the Spanish tax administration upheld a challenge made by its local field examination against tax positions taken by our Spanish subsidiaries. In November 2009, we filed an appeal against this claim with the Spanish Tax Court. In April 2010, the Spanish Chief Inspector upheld a portion of the claim raised by the Spanish tax authorities. We appealed to the Tribunal Economico Administrativo Central, which we refer to as the TEAC. At the end of March 2012, the TEAC ruled in favor of the Tax Administration with respect to the audit for fiscal years 2003-2005. We continue to dispute the challenge and will continue to have further proceedings with the Spanish tax authorities regarding the issue. At fiscal 2012 year end, the matter is now at the level of the National Appellate Court (Audiencia Nacional).

In June 2011, the Spanish tax administration’s local field office examination made similar challenges against tax positions for the years ending July 1, 2006 to June 27, 2009 taken by our Spanish subsidiaries. We filed an appeal against this claim with the Spanish Tax Court (TEAC).

In August 2011, the Italian Provincial Tax Commission upheld a challenge made by its local field examination against a loss claimed in the fiscal year 2004 tax return of our Italian subsidiaries. Subsequently fiscal years 2003 and 2005 have also been partially reassessed on Net Operating Losses as a consequence of the challenge with regard to fiscal year 2004. The Company has filed the corresponding appeals for all those financial years with the litigation being now conducted at the level of the Italian Regional Tax Commission (2nd Grade tax court). We continue to dispute the challenge and we expect to prevail in further proceedings with the Italian tax authorities regarding the issue.

In connection with the sale of its household and body care business, Sara Lee agreed to arrange for the transfer of certain trademark registrations in the Middle East from a third party licensee to the buyers of the household and body care business. Until year end fiscal 2012, the third party licensee has refused to cooperate with these transfers despite contractual commitments to do so as a result of which we are in default under the divestment agreement. We are preparing legal action in order to effectuate the transfer of these rights to the buyers. In the meantime, on August 28, 2012, one of the buyers of the household and bodycare business brought on a claim against D.E MASTER BLENDERS before the High Court in London requesting specific performance under the divestment agreement. On September 27, 2012, we submitted our response to this claim.

In the fiscal year 2012 Sara Lee Cafés do Brasil Ltda initiated court proceedings in Brazil to contest a tax assessment raised with regard to fiscal year 2006. Part of the adjustments relate to the disallowance of goodwill depreciation which Sara Lee Cafés do Brasil Ltda successfully litigated in prior years (unanimous decision by the Court in favor of Sara Lee Cafés do Brasil Ltda. The appeal on this decision by the Brazilian tax authorities in early 2010, to date, has not been accepted by the Court). In addition to this matter, the Brazilian tax authorities also assessed Sara Lee Cafés do Brasil Ltda on allegedly incorrect documented returned sales.

On August 31, 2012 our Brazilian unit received a notification from the Federal Tax Authorities in Brazil regarding an investigation by these authorities into green coffee trading activities in the Brazilian market. This investigation focuses on the legitimacy of the tax credit facilities applied on green coffee trading activities over a period from 2006-2009. We are currently reviewing the notification and carrying out our own investigation. Even if the facts support our position, there can be no assurance that we will prevail if the federal tax authorities of Brazil elect to challenge our position in court.

The Association of Securities holders (Vereniging van Effectenbezitters or VEB), a Dutch association representing interests of investors, has written to us in connection with the accounting irregularities in Brazil. In its letter, the VEB expresses the view that these irregularities should have been disclosed in the prospectus that was published at the time of the separation from Sara Lee. The VEB alleges that the non-disclosure in the prospectus has harmed certain unnamed shareholders of the Company. The VEB states that it does not exclude initiating litigation if it cannot reach an amicable arrangement with us on this issue. The VEB has not specified the amount of damages that it is seeking from us. We disagree with the VEB. We believe the prospectus was prepared in accordance with the required standards of care and that we are not liable for any damages caused.

Competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer product companies, including the former household and body care business of Sara Lee, the liabilities of which we assumed as part of the separation. These investigations usually continue for several years and, if violations are found, may result in substantial fines. Other than as indicated hereafter with respect to the Belgian Competition Authorities, no formal charges have been brought against Sara Lee or us to date concerning the substantive conduct that is the subject of these investigations. On October 1, 2012, we received a statement of objections from the Belgian Competition Authorities regarding alleged anti-competitive behavior by the former household and body care business of Sara Lee. We are currently reviewing the statement of objections and will respond to the statement of objections as requested by the Belgian Competition Authorities. Our practice is to comply with all laws and regulations applicable to its business, including the antitrust laws, and to cooperate with relevant regulatory authorities.

Dividend policy

Our general dividend policy is determined by our board of directors and will be discussed with our shareholders at our annual general meeting of shareholders. Within the general dividend policy, our board of directors will determine to what extent profits will be retained by way of a reserve. In making this determination, the board will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, the terms of our outstanding indebtedness may limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. Any profits unallocated to the reserves by the board of directors will be at the disposal of our general meeting of shareholders for distribution as a dividend or to be added to the reserves or for such other purposes as our general meeting of shareholders decides. By 2015, we intend (subject to shareholder approval and any contractual restrictions on our payment of dividends) to have a dividend payout ratio of around 30%. We define dividend payout ratio as the percentage of our underlying profit paid to shareholders in dividends. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars. We are a holding company incorporated in the Netherlands. Under Dutch law, we may only pay dividends if our equity exceeds the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by our Articles. See “Dividends and Distributions” in Item 10B. We rely on dividends paid to us by our subsidiaries to fund the payment of dividends, if any, to our shareholders.

8B Significant Changes

In connection with our first year-end closing process as an independent company, we identified accounting irregularities and certain other errors related to the previously reported historical financial statements. The errors, which all involve our Brazilian operations, were caused by accounting irregularities and certain other errors that have caused our Company to take certain provisions, including tax provisions, and restate our historical financial statements. The accounting irregularities were the subject of an independent investigation into the Brazilian operations performed by outside legal counsel and independent forensic accountants. The accounting irregularities identified included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues, unsupported expense reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off obsolete inventory, and other inventory valuation issues. These accounting irregularities resulted from an ineffective control environment over financial reporting maintained by management in Brazil which began prior to 2009 through 2012 that permitted to go undetected intentional overrides of internal controls as well as cross-functional collusion by management in Brazil and communication and actions by senior management in Brazil that contributed to a lack of adherence to existing internal control procedures and IFRS. The investigation did not find evidence that these practices spread to operations outside of Brazil.

Based on the results of the investigation, we have taken appropriate action to reinforce and enhance the internal control over financial reporting and governance procedures in our Brazilian operations. These remedial actions included making appropriate changes in the Brazilian management and finance teams, including replacing the chief executive officer, the chief financial officer and the local controller who are no longer employed by us, adopting enhanced internal audit procedures with respect to the Brazilian operations reviewing reporting lines, strengthening the Global Business Practices function in Brazil, and providing additional compliance and business ethics training to relevant departments and employees.

The accountant irregularities and certain other errors reduced parent’s net investment by €22 million for the fiscal year 2011 and the impact to the first half of fiscal year 2012 is insignificant. See Note 1 of our financial statements for more detail on the impact of these adjustments. These adjustments are not expected to affect the Company’s financial performance in fiscal year 2013.

For events occurred after June 30, 2012, reference is made to pages F-73 through F-74 of our financial statements.

ITEM 9. THE OFFER AND LISTING

9A Offer and listing details

The principal market for our ordinary shares is Euronext Amsterdam.

Because we were previously a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) without a public market for our ordinary shares before the separation, there is no historical trading data for our ordinary shares, which began officially trading on NYSE Euronext Amsterdam on July 9, 2012, and since June 12, 2012 on an “as-if-and-when-issued/delivered” basis. The table below sets forth, for the calendar periods indicated, the high and low sales prices of our ordinary shares on Euronext Amsterdam as reported by NYSE Euronext and is based on closing prices.

	Euronext Amsterdam*
	(euro)
	High	Low
2012
June 2012	€9.24	€7.75
July 2012	€10.78	€8.68
August 2012	€9.85	€8.73
September 2012	€9.67	€9.21
October 2012 (through October 5, 2012)	€9.60	€9.26

*                 The “As If When Issued” trading period runs from June 12, 2012 through July 6, 2012. The official listing started as of July 9, 2012.

9B Plan of distribution

Not applicable

9C Markets

Please see Items 4 and 9A above

9D Selling shareholders

Not applicable

9E Dilution

Not applicable

9F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10A Share capital

Not applicable

10B Memorandum and articles of incorporation

The following summary of the material terms of our share capital is qualified in all respects by reference to our Articles, which have been filed as an exhibit to the F-1. The information set forth under the following headings of D.E MASTER BLENDERS’ F-1, as amended, filed with the SEC is incorporated by reference:

•                  “Conflict-of-Interest Transactions” under “Management and Employees”

•                  Exhibit 3.2

The following is a description of the material terms of our Articles and board regulations as each is anticipated to be in effect upon our conversion.

Incorporation and Registered Office

We were incorporated on February 27, 2012 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), by Sara Lee International B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) having its corporate seat in Joure (Skasterlân), the Netherlands and its business address at Vleutensevaart 100, 3532 AD Utrecht, the Netherlands. Prior to the completion of the separation, we converted into a Dutch public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands and amended our articles of association on June 21, 2012, to change our name to D.E MASTER BLENDERS 1753 N.V.

Our corporate seat is now in Joure (Skasterlân) the Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 54760968. Our executive offices are located at Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. Our telephone number is +31 20-558-1753.

Share Capital

At the date of this Annual Report, our authorized share capital amounts to €356,915,564.14 and is divided into 2,974,296,370 ordinary shares, each with a nominal value of €0.12. Our issued share capital at the date of this Annual Report amounts to €71,383,112.88. All of the issued ordinary shares have been created under Dutch law and were fully paid up by a contribution in kind of all the shares in DE US, Inc. after the merger of DE US, Inc. with a wholly owned U.S. subsidiary of D.E MASTER BLENDERS. Each share confers the right to cast one vote. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles. An amendment of our Articles would require shareholder approval upon proposal by the board of directors.

Articles of Association and Dutch Law

Set forth below is a summary of relevant information concerning our share capital and material provisions of our Articles and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Corporate Purpose

Pursuant to Article 2 of our Articles, our corporate purpose is: the sale, purchase, manufacturing, packaging and trading of coffee, tea, beverages and other related products, including but not limited to the processing of coffee beans into coffee and related products, as well as to participate in, to take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, to provide services to other business enterprises of whatever nature, to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing.

Issue of Ordinary Shares

Our board of directors has been designated in our Articles as the corporate body competent to issue ordinary shares and to grant rights to subscribe for ordinary shares, limited to the amount of our authorized share capital from time to time. Our board of directors is authorized to issue ordinary shares and grant rights to acquire ordinary shares until July 1, 2014. A designation as referred to above will only be valid for a specific period of no more than five years and may from time to time be extended for a period of no more than five years.

If not otherwise stated in the resolution approving the designation, such designation is irrevocable. The resolution designating our board of directors must specify the number of shares which may be issued and, if applicable, any conditions to the issuance.

If the power to resolve to issue shares has not been designated to our board of directors, our Articles provide that we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of our general meeting of shareholders upon a proposal of our board of directors.

Ordinary shares may not be issued at less than their nominal value and must be fully paid up upon issue.

No resolution of our general meeting of shareholders or our board of directors is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.

Pre-emptive Rights

Pursuant to our Articles, existing holders of our ordinary shares will have pre-emptive rights in respect of future issuances of our ordinary shares in proportion to the number of ordinary shares held by them, unless limited or excluded as described below. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or to employees of one of our subsidiaries.

Pursuant to our Articles, our board of directors has been empowered until July 1, 2014 to limit or exclude any pre-emptive rights to which shareholders may be entitled in connection with the issuance of shares. The authority of the board of directors to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the board of directors to limit or exclude pre-emptive rights in force, the general meeting of shareholders shall have the authority to limit or exclude such pre-emptive rights.

According to Dutch law, resolutions of the general meeting of shareholders (1) to limit or exclude pre-emptive rights or (2) to designate the board of directors as the corporate body that has authority to limit or exclude pre-emptive rights, require at least a two-thirds majority of the votes cast in a meeting of shareholders, if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares includes the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

Form, Transfer and Pledges

Our ordinary shares will be issued in registered form only. These ordinary shares must be fully paid upon issue and shall only be available without issue of a share certificate in the form of an entry in the share register.

The register of shareholders will be maintained by us at our corporate headquarters in Amsterdam, the Netherlands. ABN AMRO and the exchange agent will provide certain record keeping and administrative services to us for our shareholder register. If an investor holds our ordinary shares in a securities account through Euroclear Nederland, transfers and pledges can be made through Euroclear Nederland via a book-entry transfer or pledge. If an investor does not hold our ordinary shares through a Euroclear Nederland-eligible securities account, then the transfer of our ordinary shares and the creation of restricted rights related thereto, such as a right of pledge, require a written instrument acknowledged by the Company. Acknowledgment by the Company is not required in the event that we are a party to the written instrument.

Reduction of Share Capital

Subject to Dutch law and our Articles, the general meeting of shareholders may resolve to reduce the outstanding share capital by canceling shares or by reducing the nominal value of shares. This will require amendment to our Articles upon proposal of our board of directors.

A resolution of our general meeting of shareholders to reduce the issued share capital must designate the ordinary shares to which the resolution applies and must make provisions for the implementation of such resolution. A resolution to cancel shares may only be adopted in relation to shares or depositary receipts for such shares we hold ourselves. A partial repayment or exemption from the obligation to pay up shares must be made pro rata, unless all of our shareholders agree otherwise. A resolution at our general meeting of shareholders to reduce our issued share capital requires a majority of at least two-third of the votes validly cast at a meeting at which less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if more than half of our issued and outstanding share capital is present or represented.

Acquisition of Ordinary Shares

Under Dutch law, a public company with limited liability may acquire its own ordinary shares, subject to certain provisions of Dutch law (including market abuse rules) and our Articles, if (1) the Company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or our Articles and (2) the Company and its subsidiaries would not thereafter hold shares or hold a pledge over shares with an aggregate par value exceeding 50% of its current issued share capital. Such company may only acquire its own shares if its general meeting of shareholders has granted the board of directors the authority to effect such acquisitions. Our shareholder has authorized our board of directors to acquire our own shares up to the maximum number allowed under Dutch law. These shares may be used to deliver shares under our equity-based compensation plans.

An acquisition of ordinary shares for a consideration must be authorized by our general meeting of shareholders. Such authorization may be granted for a maximum period of 18 months and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. Authorization is not required for the acquisition of ordinary shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our board of directors.

If we would decide to repurchase any of our shares, no votes could be cast at a general meeting of shareholders on the shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depositary receipts. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct or a right of pledge.

Exchange Controls and Other Provisions Relating to Non-Dutch Shareholders

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the ordinary shares. There are no special restrictions in our Articles or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the ordinary shares.

Dividends and Distributions

We may only make distributions to our shareholders in so far as our equity exceeds the sum of our paid-in and called-up share capital plus the reserves we are required to maintain by Dutch law or our Articles. Under our Articles, our board of directors may determine that a portion of the profits of the current financial year shall be added to our reserves. The remaining profits are at the disposal of our general meeting of shareholders.

We may only make distributions of dividends to our shareholders after the adoption of our statutory annual accounts from which it appears that such distributions are legally permitted. Our Articles allow our board of directors to resolve to pay interim dividends on account of the profits of the current financial year if the equity requirement set out above is met, as evidenced by an interim statement of assets and liabilities relating to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute interim dividends is made public. Our shareholders do not have cumulative dividend rights. If our shareholders are not paid a distribution in or related to a particular financial year, they are not entitled to be made whole for missed dividends at the next payment period.

Insofar as the profits have not been distributed or allocated to the reserves, they are at the free disposal of the general meeting of shareholders. The general meeting of shareholders may resolve, on the proposal of our board of directors, to distribute dividends or reserves, wholly or partially, in the form of ordinary shares.

Distributions in cash that have not been collected within five years and one day after they have become due and payable will revert to us.

Dutch law, by providing that the declaration of dividends out of freely disposable profits is the right of the general meeting of shareholders, is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

General Meetings of Shareholders and Voting Rights

General meetings of shareholders will be held in Amsterdam, the Netherlands, in the municipality in which the Company has its statutory seat or in Amsterdam, Haarlemmermeer (Schiphol), Rotterdam or The Hague. A general meeting of shareholders shall be held at least once a year within the period required by Dutch law, which is currently no later than six months after the end of our financial year, unless our Articles provide for a shorter period.

Extraordinary general meetings of shareholders shall be held as frequently as deemed necessary by the board of directors. Shareholders representing at least the percentage of the issued and outstanding share capital required by law, which is currently 10%, may request that a general meeting of shareholders be convened, specifying the items for discussion.

Our board of directors must give public notice of a general meeting of shareholders or an extraordinary general meeting of shareholders, by at least such number of days prior to the day of the meeting as required by Dutch law, which is currently forty-two days.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting determine. The agenda shall also include any matter, the consideration of which has been requested by one or more shareholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by Dutch law, which is currently set at one percent for listed companies shares representing a value of €50 million. The request to consider such matter should have been received by us no later than on the 60th day prior to the day of the meeting accompanied by a statement containing the reasons for the request.

The agenda for the general meeting of shareholders is required to contain, among other items, items placed on the agenda in accordance with Dutch law and our Articles, the consideration of the annual report, the discussion and adoption of our annual accounts, our policy regarding dividends and reserves and the proposal to pay a dividend (if applicable), proposals relating to the composition of the board of directors, including the filling of any vacancies on the board of directors, the proposals placed on the agenda by the board of directors, including but not limited to a proposal to grant discharge to the members of the board of directors for their management during the financial year, together with the items proposed by shareholders in accordance with provisions of Dutch law and our Articles.

All shareholders will be entitled to attend our general meeting of shareholders, to address the general meeting of shareholders and to vote, either in person or represented by a person holding a written proxy. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

The holder of a right of usufruct or a pledgee with voting rights is entitled to request an item to be placed on the agenda of the general meeting of shareholders, to attend the general meeting of shareholders, to address the general meeting of shareholders and to vote.

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (1) all shareholders agree on this practice for decision making and (2) all shareholders are in favor of the resolution to be adopted. Our Articles, however, do not provide for shareholder action by written consent as it is not practicable for a listed company.

Members of the board of directors are authorized to attend general meetings of shareholders. They have an advisory vote. The general meeting of shareholders is presided over by the chairman. In the absence of the chairman, one of the other non-executive directors presides over the meeting.

Under Dutch law, each ordinary share confers the right to cast one vote at the general meeting of shareholders. Each shareholder may cast as many votes as it holds shares. Each ordinary share will confer the right to cast at least one vote. Resolutions proposed to the general meeting of shareholders by the board of directors must be adopted by a simple majority of votes cast, unless another majority of votes and/or a quorum is required by virtue of Dutch law or our Articles. Other resolutions may be adopted by a simple majority of votes cast representing at least one-third of the issued and outstanding capital, unless another majority of votes and/or a quorum is required by virtue of Dutch law or our Articles.

The only persons entitled to attend and to vote at the general meeting are persons who at the record date, which is the 28th day prior to the day of the general meeting, have such rights and are recorded in a register so appointed by the board of directors. There is no specific provision in Dutch law relating to adjournment of the general meeting of shareholders.

Under Dutch law, the approval of our general meeting of shareholders is required for any significant change in our identity or our business.

Amendment of our Articles of Association

Our general meeting of shareholders may only resolve to amend our Articles upon a proposal made by our board of directors. A proposal to amend the Articles must be included in the agenda for the relevant general meeting of shareholders. A copy of the proposal containing the proposed amendment must be lodged with the Company and must be available for inspection by every shareholder until the end of the general meeting of shareholders. Each material amendment will be put to a vote of the shareholders separately.

Dissolution and Liquidation

Under our Articles, we may be dissolved by a resolution of our general meeting of shareholders upon a proposal of our board of directors.

In the event of dissolution, our business will be liquidated in accordance with Dutch law and our Articles and the liquidation shall be effected by our board of directors. During liquidation, the provisions of our Articles will remain in force to the extent possible. Any assets remaining upon completion of the dissolution will be distributed to the holders of ordinary shares in proportion to the aggregate nominal amount of their ordinary shares.

Financial Reports and Rules on Ongoing Disclosure and Filing Requirements

Our first financial year lapsed on June 30, 2012. As from July 1, 2012 our financial year will coincide with the calendar year through a change of the fiscal year end to December 31, with the first such fiscal year ending on December 31, 2013. Each year, within four months after the end of the financial year, our board of directors must authorize financial statements which it must make available for inspection by our shareholders at our executive offices. The annual accounts must be accompanied by an auditor’s statement, an annual report and other documentation required by Dutch law. The financial statements must be adopted by our general meeting of shareholders.

We are required to prepare consolidated financial statements and consolidated interim semi-annual financial statements in conformity with IFRS as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. The consolidated financial statements will be authorized by our board of directors and are audited by an independent accounting firm.

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht), as amended, which we refer to as FMSA, we are required to make the following periodic financial information generally available:

•                  our financial statements, within four months after the end of each financial year;

•                  our interim semi-annual financial statements, within two months after the end of the first six months of each financial year; and

•                  interim management reports during the first and the second half of each financial year between ten weeks after the beginning and six weeks before the end of the relevant six-month period.

We may publish this periodic financial information by means of a press release that refers to our website where the information is available in full.

We intend to provide, as long as we are required to do so, our shareholders with annual reports on Form 20-F containing financial statements audited by our independent auditors. We are required to file periodic reports and other information with the SEC pursuant to the Exchange Act.

Rules Governing Obligations of Shareholders to Make a Public Offer

European Directive 2004/25/EC of April 21, 2004, relating to public takeover bids, which we refer to as the Takeover Directive, has been implemented in the FMSA.

A shareholder who (individually or acting in concert with others) directly or indirectly obtains control of a Dutch listed company such as ours, is required to make a public offer for all shares. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in the general meeting of shareholders of a listed company.

Furthermore, in general, it is prohibited to launch a public offer for shares of a listed company unless an offer memorandum has been approved by, in our case, the AFM. A public offer is launched by way of publication of the approved offer memorandum. The public offer rules are intended to ensure that in the event of a public offer, among other things, sufficient information will be made available to the holders of the shares, that the holders of the shares will be treated equally, that there will be no abuse of inside information and that there will be a proper and timely offer period.

Squeeze Out Procedures

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who for his own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

The offeror under a public offer is also entitled to start a squeeze out procedure if, following the public offer, the offeror holds at least 95% of the share capital and represents at least 95% of the total voting rights. The claim of a takeover squeeze out must be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer. The Enterprise Chamber may grant the claim for a takeover squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable as long as 90% or more of the shares have been acquired.

The Dutch Civil Code also entitles those minority shareholders that have not previously tendered their shares under an offer to transfer their shares to the offeror, provided that the offeror has acquired at least 95% of the share capital and represents at least 95% of the total voting rights. In regard to price, the same procedure as for takeover squeeze out proceedings initiated by an offeror applies. This claim must also be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.

Obligation to Disclose Holdings and Transactions

Shareholders may be subject to notification obligations under the FMSA. Shareholders are advised to seek professional advice on these obligations.

Shareholders

Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an interest in our share capital or voting rights must immediately notify the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in us reaches, exceeds or falls below any of the following thresholds: 5% (a legislative proposal is expected to be adopted, which would introduce an initial threshold of 3%), 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of the voting rights or capital interests in our issued share capital.

A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the abovementioned thresholds as a result of a change in our total share capital or voting rights. This notification has to be made no later than the fourth trading day after the AFM has published our notification as described below. We will be required to notify the AFM immediately of the changes to our total share capital or voting rights if our share capital or voting rights changes by 1% or more since our previous notification. We will in addition be required every quarter to notify the AFM within eight days after the relevant quarter, in the event our share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.

Furthermore, every holder of 5% or more of our share capital or voting rights whose interest at midnight Central European Time on each December 31 differs from a previous notification to the AFM, as a result of certain acts (including but not limited to the exchange of shares for depository receipts and the exercise of a right to acquire shares) must notify the AFM within four weeks after such December 31.

For the purpose of calculating the percentage of capital interest or voting rights, among other metrics, the following interests must be taken into account: (1) shares or voting rights directly held (or acquired or disposed of) by a person, (2) shares or voting rights held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (3) shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds).

As of January 1, 2012, certain cash settled derivatives are also taken into account when calculating the capital interest. Disclosure of cash settled derivatives may be required under the rules if the instrument held falls within any of the following three categories: (a) financial instruments of which the price increase is at least partially dependent on a price increase of shares or distributions, and which do not entitle the holder to physical settlement, (b) short positions in put options and (c) other contracts of similar economic effect to holding shares.

Subsidiaries, within the meaning of the relevant regulation under the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who holds 5% or more of our share capital or voting rights and who ceases to be a subsidiary for these purposes must immediately notify the AFM. As of that moment, all notification obligations under the FMSA will become applicable to the former subsidiary.

Special rules apply with respect to the attribution of shares or voting rights which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on the shares or, in the case of depository receipts, the underlying shares. The acquisition of conditional voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or usufructuary were the legal holder of such shares or voting rights.

The FMSA and the rules promulgated pursuant thereto contain detailed rules that set out how its requirements apply to certain categories of holders, including but not limited to investment funds, investment managers, custodians, market makers, clearing and settlement institutions, brokers and credit institutions.

Management

Pursuant to the FMSA, any member of our board of directors and any other person who has managerial or co-managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regularly access to inside information relating, directly or indirectly, to us, must give written notice to the AFM by means of a standard form of any transactions conducted for his own account relating to our shares or in financial instruments the value of which is also based on the value of our shares.

Furthermore, in accordance with the FMSA and the regulations promulgated thereunder, certain persons who are closely associated with members of our board of directors or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to our shares or in financial instruments the value of which is also based on the value of our shares. The FMSA and the regulations promulgated thereunder cover the following categories of persons: (1) the spouse or any partner considered by national law as equivalent to the spouse, (2) dependent children, (3) other relatives who have shared the same household for at least one year at the relevant transaction date, and (4) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (1), (2) or (3) above or by the relevant member of our board of directors or other person with any authority in respect of us as described above.

The AFM must be notified no later than the fifth business day following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions performed for that person’s own account, together with transactions carried out by the persons closely associated with that person, amounts to €5,000 or more in the calendar year in question.

Non-Compliance

Non-compliance with the notification obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with some of the notification obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition to own shares or voting rights on our shares for a period of not more than five years.

Public Registry

The AFM does not issue separate public announcements of notifications received by it. It does, however, keep a public register of all notifications under the FMSA on its website, http://www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.

Market Abuse Regime

The FMSA contains rules intended to prevent market abuse, such as insider trading, tipping and market manipulation.

Pursuant to the rules intended to prevent market abuse, we have adopted an internal code on inside information in respect of the holding of and carrying out of transactions in our shares or in financial instruments the value of which is determined by the value of our shares by members of our board of directors and employees. Furthermore, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed the persons concerned of the rules on insider trading and market manipulation, including the sanctions which can be imposed in the event of a violation of those rules.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility Agreement

In connection with the separation, D.E MASTER BLENDERS and DE US, Inc. entered into a senior unsecured five-year revolving credit facility agreement on May 22, 2012, which we refer to as the Facility Agreement. The Facility Agreement provides for a single facility with a borrowing capacity of €750 million, which we refer to as the Facility. The Facility Agreement is governed by English law. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Facility Agreement, a copy of which is filed as an exhibit to this Annual Report.

The proceeds from the Facility are being used for general corporate purposes, but may not be used for backstopping any financial markets issuing program. Loans may be drawn between the date of the Facility Agreement and three months prior to the fifth anniversary of the Facility Agreement, provided certain conditions precedent are met. The term for each loan is three or six months or any other period agreed by the Company and all the lenders party to the Facility Agreement.

Interest on each loan under the Facility is equal to the sum of (1) a margin ranging from 0.60 percent per annum to 1.05 percent per annum depending first on whether the Company has a credit rating and, upon the Company receiving a credit rating, the level of the Company’s credit rating, which we refer to as the Margin, (2) EURIBOR, and (3) certain mandatory costs calculated in accordance with the terms of the Facility Agreement. The Facility is subject to a commitment fee equal to 35 percent of the Margin on undrawn commitments, and to a utilization fee on outstanding loans, ranging from 0.125 percent per annum to 0.50 percent per annum depending on the amount of the Facility outstanding on each day. Interest must be paid at the end of the term of each loan, unless the loan is for more than six months, in which case interest must be paid at six month intervals after the first day of that term.

The Facility Agreement is unsecured and ranks, and will continue to rank, equally with any of our other senior unsecured indebtedness. DE US, Inc. is currently the only guarantor under the Facility Agreement. Subject to certain conditions, other wholly owned subsidiaries of the Company can become guarantors either at the request of the Company, or as required to maintain the ranking of the debt under the Facility. Each guarantor guarantees the punctual performance of all of the Company obligations under the Facility Agreement and other finance documents.

Voluntary prepayments of loans and voluntary cancellation of undrawn commitments are permitted in whole or in part, at any time and without penalty, subject to certain conditions. Prepayment and cancellation are mandatory if it becomes unlawful for a lender to perform its obligations under the Facility Agreement or any other finance document and that lender so requests, or if there is a change of control of the Company and a lender so requests.

The Facility Agreement contains affirmative and negative covenants in relation to the following: financial reporting; informational reporting; maintenance of authorizations; compliance with laws and regulations; maintenance of pari passu ranking; insurance; maintaining a maximum debt to adjusted EBITDA ratio; limitations on liens; limitations on subsidiary indebtedness; limitations on disposals of assets; limitations on changing of business lines; and limitations on corporate changes.

The Facility Agreement contains representations and warranties on the following matters: status; power and authority; validity of finance documents; no conflict; no default; authorizations; accuracy of financial statements; no material adverse change; no litigation; accuracy of information package; taxes; stamp duty; immunity; center of main interests; pari passu ranking; submission to jurisdiction; ERISA; and certain U.S. investment legislation.

The Facility Agreement contains the following events of default: non-payment; breach of financial covenant; breach of other obligations; misrepresentation; cross-default; insolvency (proceedings); creditors’ process; unlawfulness; repudiation of finance document; ceasing to carry on business; invalidity of finance document; a guarantor ceasing to be a subsidiary of the Company; and material adverse change.

Bridge Financing

In connection with the separation, on May 29, 2012, two of our subsidiaries entered into two senior unsecured interim loan agreements with substantially identical terms. Specifically, DE US, Inc. entered into a $1.8 billion interim loan agreement with Bank of America, N.A., Goldman Sachs Lending Partners LLC, and JPMorgan Chase Bank, N.A., as lenders, among others, which we refer to as Bridge Loan 1, and DEMB International B.V. entered into a $1.8 billion interim loan agreement with the same lenders and other parties, which we refer to as Bridge Loan 2. Together we refer to Bridge Loan 1 and Bridge Loan 2 as the Bridge Loans. Bridge Loan 1 was funded on June 28, 2012 and repaid on June 29, 2012 with the proceeds of Bridge Loan 2. Bridge Loan 2 was funded and subsequently repaid with cash on hand on June 29, 2012. No further amounts can be drawn under these loan agreements.

Note Purchase and Guarantee Deed

DE US, Inc. issued $650 million aggregate principal amount of DE US, Inc. debt securities to Sara Lee pursuant to a note purchase and guarantee deed executed on May 15, 2012 by and among us, DE US, Inc. and Sara Lee. The indebtedness is comprised of $232 million of 3.60% Series A Senior Notes due May 15, 2019, $120 million of 3.81% Series B Senior Notes due May 15, 2020, $124 million of 4.03% Series C Senior Notes due May 15, 2021 and $174 million of 4.20% Series D Senior Notes due May 15, 2022, which we refer to collectively as the DE US, Inc. debt securities. At the time of the separation, Sara Lee mandatorily exchanged these DE US, Inc. debt securities for debt securities that were issued by Sara Lee to institutional investors and which had substantially the same terms. Consequently, these DE US, Inc. debt securities currently are held by those institutional investors. The corresponding Sara Lee debt securities have subsequently been cancelled.

Pursuant to the note purchase and guarantee deed, D.E MASTER BLENDERS unconditionally guarantees the payment of all principal and interest, plus a make-whole amount equal to the excess of the discounted value of the remaining scheduled payments of the principal to be prepaid, and other additional payments to the holders of the DE US, Inc. debt securities.

The DE US, Inc. debt securities are payable semi-annually with interest (computed on the basis of a 360-day year of twelve 30-day months). DE US, Inc. may prepay the debt securities at any time on or after May 15, 2017, in an amount not less than $1,000,000, at a price equal to 100% of the principal amount being prepaid, plus a make-whole amount equal to the excess of the discounted value of the remaining scheduled payments of the principal to be prepaid. Additionally, DE US, Inc. must offer to prepay all the debt securities upon the occurrence of a change of control at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of prepayment. The debt securities are unsecured senior obligations of D.E MASTER BLENDERS and DE US, Inc., ranking equal in right of payment with all other senior unsecured indebtedness of D.E MASTER BLENDERS and DE US, Inc.

The note purchase and guarantee deed contains covenants that limit the ability of us and certain of our subsidiaries to, among other things: enter into transactions with affiliates, incur or create liens, sell assets, issue priority indebtedness and change lines of business. In addition, the note purchase and guarantee deed contains a covenant that limits the ability of D.E MASTER BLENDERS and DE US, Inc. to consolidate with or merge with any other entity or convey, transfer or lease substantially all of its assets. D.E MASTER BLENDERS and DE US, Inc. must also maintain a maximum debt to adjusted EBITDA ratio. The note purchase and guarantee deed contains customary default provisions, including cross-default provisions. Upon default, the DE US, Inc. debt securities either become automatically due and payable or may be declared by the holders of the securities to be immediately due and payable at a price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to the date of prepayment and the make-whole amount.

10C Material contracts

We use various types of agreements in the course of our business. Some of these agreements are based on model agreements which we use for certain sales to customers. Other agreements are negotiated individually and have terms specific to the particular transaction and the wishes of our counterparty and ourselves. Occasionally, transactions are based solely on general terms and conditions. The following is a list of the material contracts we have entered into over the past two years:

•                  Our contract with Philips, described above under “Item 4B-Business Overview—Intellectual Property.”

•                  Our management services agreement with our Chief Executive Officer, described above in “Item 6—Directors, Senior Management And Employees—Management Services Agreement with Michiel Herkemij.”

•                  Our separation agreements with Sara Lee, described below under “Item 7B Related Party Transactions—Agreements with Sara Lee Corporation.”

•                  Our lease for our manufacturing facility in Mollet, Spain.

•                  Our note purchase deed and guarantee with Sara Lee and DE US, Inc., described above in “Item 10B—Description of Certain Indebtedness.”

•                  Our revolving credit facility agreement, described above in “Item 10B—Description of Certain Indebtedness.”

•                  Our bridge loan agreements, described above in “Item 10B—Description of Certain Indebtedness.”

•                  Agreement for services entered into with Mr. Illy on June 28, 2012.

•                  License and services agreement with JMS Foodservice, LLC dated January 3, 2012.

10D Exchange controls

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the ordinary shares. There are no special restrictions in our Articles or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the ordinary shares.

10E Taxation

Taxation in the Netherlands

The following is intended as general information only and it does not seek to present any comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a current or prospective holder of D.E MASTER BLENDERS ordinary shares, which, for purposes of this discussion we refer to as a shareholder. For Dutch tax purposes, a shareholder may include an individual or entity who does not have the legal title of D.E MASTER BLENDERS ordinary shares but to whom nevertheless D.E MASTER BLENDERS ordinary shares are attributed based either on such individual or entity holding a beneficial interest in D.E MASTER BLENDERS ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which D.E MASTER BLENDERS ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds D.E MASTER BLENDERS ordinary shares.

Shareholders and prospective shareholders should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of D.E MASTER BLENDERS ordinary shares.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this discussion, Dutch Taxes shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk) and the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland).

Withholding tax

A shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the Company. Generally, the Company is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the shareholder. Dividends distributed by the Company include, but are not limited to:

(1)         distributions of profits in cash or in kind, whatever they be named or in whatever form;

(2)         proceeds from the liquidation of the Company, or proceeds from the repurchase of D.E MASTER BLENDERS ordinary shares by the Company, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(3)         the nominal value of D.E MASTER BLENDERS ordinary shares issued to a shareholder or an increase in the nominal value of D.E MASTER BLENDERS ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(4)         partial repayment of paid-in capital, that is:

a.              not recognized for Dutch dividend withholding tax purposes, or

b.              recognized for Dutch dividend withholding tax purposes, to the extent that the Company has net profits (zuivere winst), unless:

•                  the general meeting has resolved in advance to make such repayment, and

•                  the nominal value of D.E MASTER BLENDERS ordinary shares concerned has been reduced with an equal amount by way of an amendment to the Articles.

With regard to (2) above, the Company’s average paid-in capital recognized for Dutch dividend withholding tax purposes is the fair market value of the DE US, Inc. shares. Furthermore, no withholding is required in the event of a repurchase of D.E MASTER BLENDERS ordinary shares, if certain conditions are fulfilled.

Subject to certain exceptions under Dutch domestic law, D.E MASTER BLENDERS may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax withheld in respect of dividends distributed by D.E MASTER BLENDERS, if the Company has received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax at a rate of at least 5%. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (1) 3% of the dividends distributed by the Company and (2) 3% of the profit distributions the Company received from qualifying foreign subsidiaries in the calendar year in which the Company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

If a shareholder is resident or deemed to be resident in the Netherlands or, in case of an individual, has opted to be treated as if resident in the Netherlands, such shareholder may be entitled to an exemption or a full credit for any Dutch dividend withholding tax against his Dutch (corporate) income tax liability and to a refund of any residual Dutch dividend withholding tax.

If a shareholder is resident in a country other than the Netherlands, under the provisions of a treaty for the avoidance of double taxation between the Netherlands and such country such shareholder may, depending on the terms of such treaty, be entitled to an exemption from, reduction in or refund of, Dutch dividend withholding tax on dividends distributed by the Company.

If a shareholder:

•                  is an entity which is resident for Dutch tax purposes in a member state of the European Union or in Iceland, Liechtenstein or Norway or a qualifying shareholder resident elsewhere (see below);

•                  is not subject to a profit tax levied by that state; and, in case the shareholder is not resident in the Netherlands,

•                  would not have been subject to Dutch corporate income tax had the shareholder been resident in the Netherlands for Dutch tax purposes;

generally, such shareholder will be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by the Company, unless such shareholder carries out duties or activities comparable to an investment institution (beleggingsinstelling) as defined in articles 6a and 28 of the Dutch Corporate Income Tax Act 1969, which we refer to as the CITA, respectively.

For purposes of the above, a qualifying shareholder is an entity that (1) is resident for Dutch tax purposes in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands and (2) holds its D.E MASTER BLENDERS ordinary shares as portfolio investment, i.e. such shares are not held with a view to establishment or maintenance of lasting and direct economic links between the shareholder and D.E MASTER BLENDERS and the shares do not allow the shareholder to participate effectively in the management or control of D.E MASTER BLENDERS.

A shareholder who satisfies the conditions of the 1992 Double Taxation Treaty between the U.S. and the Netherlands for the avoidance of double taxation, as amended most recently by the Protocol signed March 8, 2004, which we refer to as the Treaty, may be entitled to a reduction in the Dutch withholding tax by way of an exemption, reduction or refund. The main conditions are: being a resident of the United States for the purposes of the Treaty, being the beneficial owner of the distributed dividend and being qualified under article 26 of the Treaty (the limitation on benefits article). Such shareholder will effectively be subject to Dutch dividend withholding tax as follows:

•                  if the U.S. shareholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty, the U.S. shareholder will be exempt from Dutch dividend withholding tax;

•                  if the U.S. shareholder is a company which holds directly at least 10% but less than 80% of the voting power in D.E MASTER BLENDERS, the U.S. shareholder will be subject to Dutch withholding tax at a rate not exceeding 5%;

•                  if the U.S. shareholder is a company which holds directly at least 80% of the voting power in D.E MASTER BLENDERS and certain other conditions are met, the U.S. shareholder will be exempt from Dutch dividend withholding tax; and

•                  in all other cases, the U.S. shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 15%.

U.S. shareholders qualifying for a reduction in the Dutch withholding tax may generally claim (1) an exemption or reduction at source, or (2) a refund, by filing, through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965, a completed and signed copy of one of the following forms within three years after the end of the calendar year in which the withholding tax was levied:

•                  if the U.S. shareholder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA; or

•                  if the U.S. shareholder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by D.E MASTER BLENDERS is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Taxes on income and capital gains

This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a shareholder:

(1)         who receives, or has received, D.E MASTER BLENDERS ordinary shares or benefits from D.E MASTER BLENDERS ordinary shares as income from employment or deemed employment or otherwise as compensation;

(2)         who has a (fictitious) substantial interest;

(3)         that is an entity that is not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as pension funds);

(4)         that is an investment institution as defined in articles 6a and 28 CITA; or

(5)         that is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the D.E MASTER BLENDERS ordinary shares (as defined in article 13 CITA).

Generally, a shareholder has a substantial interest (aanmerkelijk belang) in D.E MASTER BLENDERS if such shareholder, alone or together with his partner, directly or indirectly:

(1)         owns, or holds certain rights on, D.E MASTER BLENDERS ordinary shares representing 5% or more of the total issued and outstanding capital of D.E MASTER BLENDERS, or of the issued and outstanding capital of any class of shares of D.E MASTER BLENDERS;

(2)         holds rights to, directly or indirectly, acquire D.E MASTER BLENDERS ordinary shares, whether or not already issued, representing 5% or more of the total issued and outstanding capital of the Company, or of the issued and outstanding capital of any class of shares of the Company; or

(3)         owns, or holds certain rights on, profit participating certificates that relate to 5% or more of the annual profit of the Company or to 5% or more of the liquidation proceeds of the Company.

A shareholder will also have a substantial interest if his partner or one of certain relatives of the shareholder or of his partner has a (fictitious) substantial interest.

Generally, a shareholder has a fictitious substantial interest (fictief aanmerkelijk belang) in the Company if, without having an actual substantial interest in D.E MASTER BLENDERS:

(1)         D.E MASTER BLENDERS ordinary shares have been obtained under inheritance law or matrimonial law, on a non-recognition basis, while the disposing shareholder had a substantial interest in the Company;

(2)         D.E MASTER BLENDERS ordinary shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the shareholder prior to this transaction had a substantial interest in an entity that was party thereto; or

(3)         the D.E MASTER BLENDERS ordinary shares held by the shareholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these shares.

Residents in the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following shareholders:

(1)         individuals who are resident or deemed to be resident in the Netherlands for purposes of Dutch income tax;

(2)         individuals who opt to be treated as if resident in the Netherlands for purposes of Dutch income tax (we refer to (1) and (2) jointly as Dutch Individuals); and

(3)         entities that are resident or deemed to be resident in the Netherlands for purposes of the CITA, which we refer to as Dutch Corporate Entities.

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals are generally subject to income tax at statutory progressive rates with a maximum of 52% with respect to any benefits derived or deemed to be derived from Dutch Enterprise Shares (as defined below), including any capital gains realized on the disposal thereof.

Dutch Enterprise Shares are D.E MASTER BLENDERS ordinary shares or any right to derive benefits therefrom:

(1)         which are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder); or

(2)         of which the benefits are taxable in the hands of a Dutch Individual as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) including, without limitation, activities which are beyond the scope of active portfolio investment activities.

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, a Dutch Individual who holds D.E MASTER BLENDERS ordinary shares, excluding Dutch Enterprise Shares, will be subject annually to an income tax imposed on a fictitious yield on such D.E MASTER BLENDERS ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the D.E MASTER BLENDERS ordinary shares, is set at a fixed amount. The fixed amount equals 4% of the fair market value of the assets reduced by the liabilities measured, in general, at the beginning of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30%.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% with respect to any benefits derived or deemed to be derived, including any capital gains realized on the disposal, of D.E MASTER BLENDERS ordinary shares.

Non-residents in the Netherlands

A shareholder that is not resident or deemed to be resident in the Netherlands or, in case of an individual, has not opted to be treated as if resident in the Netherlands, will not be subject to Dutch Taxes on income or capital gains with respect to the ownership and disposal of D.E MASTER BLENDERS ordinary shares, other than dividend withholding tax as described above, except if:

(1)         such shareholder derives profits from an enterprise, whether as entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which D.E MASTER BLENDERS ordinary shares are attributable;

(2)         such shareholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of D.E MASTER BLENDERS ordinary shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(3)         such shareholder is not an individual and is entitled, other than by way of the holding of securities, to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands and to which enterprise the D.E MASTER BLENDERS ordinary shares are attributable; or

(4)         such shareholder is an individual and is entitled, other than by way of the holding of securities, to a share in the profits of an enterprise, that is effectively managed in the Netherlands and to which enterprise the D.E MASTER BLENDERS ordinary shares are attributable.

Gift tax and inheritance tax

No Dutch gift or inheritance tax is due in respect of any gift of D.E MASTER BLENDERS ordinary shares by, or inheritance of D.E MASTER BLENDERS ordinary shares on the death of, a shareholder except if:

(1)         at the time of the gift or death of the shareholder, the shareholder is resident, or is deemed to be resident, in the Netherlands;

(2)         the shareholder passes away within 180 days after the date of the gift of the D.E MASTER BLENDERS ordinary shares and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, resident in the Netherlands; or

(3)         the gift of D.E MASTER BLENDERS ordinary shares is made under a condition precedent and the shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other taxes and duties

No other Dutch Taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a shareholder by reason only of the purchase, ownership and disposal of D.E MASTER BLENDERS ordinary shares.

Residency

Subject to the exceptions mentioned above, a shareholder will not become resident, or deemed resident, in the Netherlands for tax purposes, or become subject to Dutch Taxes, by reason only of the Company’s performance, or the shareholder’s acquisition (by way of issue or transfer to it), ownership or disposal of D.E MASTER BLENDERS ordinary shares.

Taxation in the United States

This summary is based upon the Code, existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and court decisions, all as in effect as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is limited to D.E MASTER BLENDERS shareholders that are U.S. Holders, as defined below, that hold their ordinary shares of D.E MASTER BLENDERS as a capital asset (generally, for investment purposes). Further, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), holders who acquired their ordinary shares of D.E MASTER BLENDERS pursuant to the exercise of employee common stock options or otherwise as compensation, holders who hold different blocks of D.E MASTER BLENDERS ordinary shares (generally shares of D.E MASTER BLENDERS ordinary shares purchased or acquired on different dates or at different prices), financial institutions, insurance companies, dealers or traders in securities, persons that actually or constructively hold 10% or more of the ordinary shares of D.E MASTER BLENDERS, and holders who hold their ordinary shares of D.E MASTER BLENDERS as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. In addition, the following discussion does not address the alternative minimum tax consequences of holding the ordinary shares of D.E MASTER BLENDERS or any tax consequences arising under U.S. state or local or non-U.S. tax laws. Accordingly, D.E MASTER BLENDERS shareholders are encouraged to consult their tax advisors concerning the U.S. federal, state and local and non-U.S. tax consequences to them of the ownership and disposition of ordinary shares of D.E MASTER BLENDERS.

For purposes of this discussion, a U.S. Holder is a beneficial owner of D.E MASTER BLENDERS ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or a resident of the United States;

•                  a corporation created or organized under the laws of the United States or any state or political subdivision thereof;

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if (a) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds D.E MASTER BLENDERS ordinary shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding D.E MASTER BLENDERS ordinary shares should consult its tax advisor regarding the tax consequences of the distribution and the merger.

Distributions or dividends with respect to D.E MASTER BLENDERS ordinary shares (which for these purposes will include the amount of any Dutch taxes withheld therefrom) should generally be includible in the gross income of a U.S. Holder as foreign source dividend income to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. These dividends generally should be treated as qualified dividends subject to tax at long term capital gains rates if the shares are held for the specified holding period.

To the extent the Company pays dividends in euros, the amount of any dividend paid to U.S. Holders will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the amount of such dividend is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency exchange gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency exchange gain or loss will be treated as U.S.-source ordinary gain or loss for foreign tax credit purposes.

Subject to certain limitations, Dutch taxes withheld from or paid on dividend distributions generally will be eligible for credit against the U.S. Holder’s U.S. federal income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. A U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes on the sale or disposition of D.E MASTER BLENDERS ordinary shares in the same manner as on the sale or disposition of any other shares held as capital assets and such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such D.E MASTER BLENDERS ordinary shares exceeds one year as of the date of sale or disposition. Gain, if any, will generally be U.S. source gain.

Based on the present nature of its activities and the present composition of its assets and sources of income, D.E MASTER BLENDERS does not expect to become for the current year or for any future taxable year a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. There can be no assurances, however, that the Company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company is classified as a PFIC in any year that a U.S. Holder is a shareholder, the Company generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test described above. If D.E MASTER

BLENDERS were a PFIC during any taxable year with respect to a U.S. Holder, additional U.S. federal income tax provisions would be applicable and such U.S. Holder would be required to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” defined as including gain on the sale of common stock, or otherwise be subject to certain adverse U.S. federal income tax consequences or, in certain circumstances, to include in their taxable income certain undistributed amounts of D.E MASTER BLENDERS’ income. U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences to them under the PFIC rules.

Information Reporting with Respect to Foreign Financial Assets. Certain U.S. Holders are required to report information relating to an interest in D.E MASTER BLENDERS ordinary shares, subject to exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in D.E MASTER BLENDERS ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of D.E MASTER BLENDERS ordinary shares.

Certain State, Local and Non-U.S. Tax Matters. Holders may be subject to various state, local and non-U.S. taxes and tax filing requirements. Holders are urged to consult their tax advisors with respect to the state, local and non-U.S. tax consequences of acquiring, holding and disposing of the D.E MASTER BLENDERS ordinary shares.

10F Dividends and Paying Agents

Not applicable

10G Statements by Experts

Not applicable

10H Documents on Display

As long as we are subject to the reporting requirements of the Securities Exchange Act of 1934, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our sales performance for the first and third quarters of each year, and our results of operations for the first six months of each year and for each full year, as press releases. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. issuers.

The SEC allows us “incorporate by reference” information into this Annual Report on Form 20-F, which means that:

•                  Incorporated documents are considered part of this Annual Report on Form 20-F; and

•                  D.E MASTER BLENDERS can disclose important information to you by referring you to those documents.

For further information about us and our ordinary shares, you may inspect a copy of the registration statement, of the exhibits and schedules to the registration statement or of any reports, statements or other information we have filed with the SEC without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. You may obtain copies of all or any part of this Annual Report or our other filings from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, United States, upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website. Our filings with the SEC are available through the electronic data gathering, analysis and retrieval (EDGAR) system of the SEC.

You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us at:

Investor Relations

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Tel: +31 20-558-1753

E-mail: investor-relations@DEMB.com

10I Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to pages F-27 through F-28 of the financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14A

Not Applicable

14B

Not applicable

14C

Not applicable

14D

Not applicable

14E Use of Proceeds

The effective date of the Securities Act registration statement on Form F-1 is June 1, 2012. The ordinary shares registered pursuant to the F-1 were exchanged for shares of DE US, Inc. on June 28, 2012 in connection with the separation that was completed on the same day. We did not receive any proceeds in connection with the separation.

The amount of expenses incurred in connection with the separation from June 1, 2012 to June 30, 2012 for the Company’s account in connection with the issuance and distribution of the registered securities was insignificant.

ITEM 15. CONTROLS AND PROCEDURES

A Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were not effective in providing reasonable assurance regarding the reliability of financial reporting.

As disclosed elsewhere in this report, amongst other elements, we were required to adjust the historical financial statements contained in this report as a result of improper actions taken by members of our management in Brazil. At the direction and under the supervision of our audit committee, we conducted an investigation of these actions led by independent forensic accountants as well as outside legal counsel. The accounting irregularities identified during the course of the investigation included the overstatement of accounts receivable due to the failure to write off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues, unsupported expense reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off certain obsolete inventory and other inventory valuation issues. The material weakness with respect to our Brazilian operations relates to an ineffective control environment over financial reporting maintained by senior management in Brazil which began prior to 2009 through 2012 that permitted to go undetected during that period intentional overrides of certain internal controls as well as cross-functional collusion by management in Brazil and communication and actions by senior management in Brazil that contributed to a lack of adherence to existing internal control procedures and IFRS. The investigation did not find evidence that these practices spread to operations outside of Brazil. Based on the results of the investigation, we have taken appropriate action to reinforce and enhance the internal control over financial reporting and governance and disclosure controls and procedures in our Brazilian operations and we have taken other remedial and disciplinary actions. These remedial actions included making appropriate changes in the Brazilian management and finance teams, including replacing the chief executive officer, the chief financial officer and the local controller who are no longer employed by us, adopting enhanced internal audit procedures with respect to the Brazilian operations, reviewing reporting lines, strengthening the Global Business Practices function in Brazil, and providing additional compliance and business ethics training to relevant departments and employees.

B Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

Not applicable

D Changes in internal control over financial reporting

There have been no changes in our internal control over finance reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting other than in connection with our internal investigation of our internal control over financial reporting with respect to our Brazilian operations. As disclosed elsewhere in this report, we were required to adjust the historical financial statements contained in this report, amongst other elements, as a result of improper actions taken by members of our management in Brazil. At the direction and under the supervision of our audit committee, we conducted an investigation of these actions led by outside legal counsel and independent forensic accountants. The accounting irregularities identified during the course of the investigation included the overstatement of accounts receivable due to the failure to write off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues, unsupported expense reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off certain obsolete inventory and other inventory valuation issues. The material weakness with respect to our Brazilian operations relates to an ineffective control environment over financial reporting maintained by senior management in Brazil which began prior to 2009 through 2012 that permitted to go undetected during that period intentional overrides of certain internal controls as well as cross-functional collusion by management in Brazil and communication and actions by senior management in Brazil that contributed to a lack of adherence to existing internal control procedures and IFRS. The investigation did not find evidence that these practices spread to operations outside of Brazil. Based on the results of the investigation, we have taken appropriate action to reinforce and enhance the internal control over financial reporting and governance and disclosure controls and procedures in our Brazilian operations and we have taken other remedial and disciplinary actions. These remedial actions included making appropriate changes in the Brazilian management and finance teams, including replacing the chief executive officer, the chief financial officer and the local controller who are no longer employed by us, adopting enhanced internal audit procedures with respect to the Brazilian operations, reviewing reporting lines, strengthening the Global Business Practices function in Brazil, and providing additional compliance and business ethics training to relevant departments and employees.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Van Lede qualifies as an audit committee financial expert as defined by the SEC and is independent within the meaning of the Dutch Corporate Governance Code.

ITEM 16B CODE OF ETHICS

On June 28, 2012, D.E MASTER BLENDERS adopted a Code of Conduct, which contains D.E MASTER BLENDERS’ ethical principles in relation to various subjects. The Code of Conduct is posted on our website—www.demasterblenders1753.com.

The Code of Conduct applies to D.E MASTER BLENDERS employees worldwide, including D.E MASTER BLENDERS’ principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In fiscal 2012, no amendments were made to, and no waivers were granted in respect of the Code of Conduct.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. has served as D.E MASTER BLENDERS’ independent public accountant for the period ended June 30, 2012, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. to Sara Lee on behalf of the business that became D.E MASTER BLENDERS in 2012.

Fees PricewaterhouseCoopers Accountants N.V.

Amounts in thousands of euro	2012
Audit of the financial statements	€4,226
Audit related engagements	€8,535

Tax advisory	€9,407
Other non-audit related services	€5,550

Total audit fees	€27,718
Which relate to:
PricewaterhouseCoopers Accountants N.V.	€10,648
Network of PricewaterhouseCoopers Accountants N.V	€17,070

Audit committee Pre-approval Policies and Procedures

The audit committee is required to pre-approve (either generally or specifically) all audit related, tax and other services proposed by the external auditor in order to assure that the services do not impair the external auditor’s independence from D.E MASTER BLENDERS.

In connection with both types of pre-approval, the audit committee must consider whether such services are consistent with all applicable regulations and stock exchange rules on auditor independence.

When pre-approval is received from the audit committee, the external auditor may be engaged for the service. However, it does not replace management’s responsibility to approve the service in line with D.E MASTER BLENDERS’ policies on cost and procurement of services. All engagements of the external auditor must be pre-approved before final approval by the relevant line manager.

Non-recurring assignments with a fee above a certain amount require specific pre-approval from the chairman of the audit committee.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G CORPORATE GOVERNANCE

Not applicable

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18.          FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To: the Board of Directors and Stockholders of D.E MASTER BLENDERS 1753 N.V:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity / parent’s net investment and of cash flows, as set out on pages F-3 through F-76, present fairly, in all material respects, the financial position of D.E MASTER BLENDERS 1753 N.V. and its subsidiaries at 30 June 2012, 2 July 2011 and 3 July 2010 and the results of their operations and their cash flows for each of the three years in the period ended 30 June, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, D.E MASTER BLENDERS 1753 N.V. did not operate as an entity separate from Sara Lee Corporation through 28 June, 2012. Therefore, these financial statements may not necessarily be indicative of results that would have occurred had D.E MASTER BLENDERS 1753 N.V. been a separate stand-alone entity in that period.

As discussed in Note 1 to the consolidated financial statements, the Company restated its 2011 and 2010 consolidated financial statements to correct for errors.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

11 October 2012

/s/ Huub C. Wüst RA

D.E MASTER BLENDERS 1753 N.V.

CONSOLIDATED INCOME STATEMENTS

FOR THE FISCAL YEARS ENDED 30 JUNE 2012, 2 JULY 2011 AND 3 JULY 2010

(All amounts in thousands of Euro, except per share data)

	Note	2012	2011 Restated*	2010 Restated*
SALES	25	€2,795,018	€2,593,314	€2,313,363
COST OF SALES	26	(1,787,088)	(1,611,567)	(1,347,634)

GROSS PROFIT		1,007,930	981,747	965,729
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	26	(898,219)	(656,488)	(623,796)

OPERATING PROFIT		109,711	325,259	341,933

FINANCE INCOME, NET	27	132,194	91,844	55,299
FINANCE COSTS, NET	27	17,442	(45,430)	14,668
SHARE OF PROFIT FROM ASSOCIATE	9	191	2,233	2,702

PROFIT BEFORE INCOME TAXES		259,538	373,906	414,602
INCOME TAX EXPENSE	21	(127,347)	(110,663)	(174,859)

PROFIT FOR THE YEAR		€132,191	€263,243	€239,743

EARNINGS PER SHARE-BASIC AND DILUTED	17	0.22	0.44	0.40

*       see Note 1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

D.E MASTER BLENDERS 1753 N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED 30 JUNE 2012, 2 JULY 2011 AND 3 JULY 2010

(All amounts in thousands of Euro)

	Note	2012	2011 Restated*	2010 Restated*
PROFIT FOR THE YEAR		€132,191	€263,243	239,743

OTHER COMPREHENSIVE INCOME:
Retirement benefit obligation related items—net of tax of €30,883, €11,913 and €10,662	22	(23,084)	182	(90,162)
Foreign currency translation—net of tax of nil		47,499	(2,225)	111,886

Total other comprehensive income (loss)—net of tax		24,415	(2,043)	21,724

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		156,606	261,200	261,467

*       see Note 1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

D.E MASTER BLENDERS 1753 N.V.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF 30 JUNE 2012, 2 JULY 2011 AND OPENING FINANCIAL POSITION AS OF 3 JULY 2010

(All amounts in thousands of Euro)

	Note	2012	2011 Restated*	Opening Statement of Financial Position Restated*
ASSETS
NONCURRENT ASSETS:
Property, plant and equipment	6	€377,437	€369,861	€365,644
Goodwill and other intangible assets	7	386,817	268,239	243,618
Investments in associate	9	12,567	15,675	15,161
Deferred income tax assets	21	91,418	59,497	65,648
Derivative financial instruments	11	—	153	691
Other noncurrent financial assets	12	46,855	21,322	21,375
Retirement benefit asset	22	150,193	12,796	632
Receivables from Sara Lee	29	—	494,826	—

		1,065,287	1,242,369	712,769

CURRENT ASSETS:
Inventories	13	404,863	437,545	308,839
Receivables from Sara Lee	29	—	1,221,531	1,849,259
Trade and other receivables	14	421,593	335,043	295,594
Income tax receivable		29,634	2,187	1,802
Derivative financial instruments	11	22,268	6,824	21,930
Cash and cash equivalents	15	220,343	1,342,594	663,762

		1,098,701	3,345,724	3,141,186

TOTAL ASSETS		€2,163,988	€4,588,093	€3,853,955

EQUITY/PARENT’S NET INVESTMENT AND LIABILITIES
EQUITY:
Share capital		71,383	—	—
Additional paid in capital		417,363	—	—
Other reserves		(171,148)	(195,563)	(193,520)
Parent’s net investment		—	3,466,630	2,712,457

	16	€317,598	€3,271,067	€2,518,937

NONCURRENT LIABILITIES:
Borrowings	19	528,958	17,316	321,763
Retirement benefit obligations	22	109,461	32,256	106,015
Deferred income tax liabilities	21	47,263	35,780	38,432
Provisions	23	52,077	33,905	34,183
Other noncurrent liabilities	24	73,516	52,630	54,872

		811,275	171,887	555,265

CURRENT LIABILITIES:
Borrowings	19	28,456	345,819	9,020
Payables to Sara Lee	29	—	1,120	3,225
Trade and other payables	20	630,543	563,260	478,060
Income taxes payable		294,615	186,014	236,680
Provisions	23	66,005	39,879	32,483
Derivative financial instruments	11	15,496	9,047	20,285

		1,035,115	1,145,139	779,753

TOTAL EQUITY/PARENT’S NET INVESTMENT AND LIABILITIES		€2,163,988	€4,588,093	€3,853,955

*       see Note 1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

D.E MASTER BLENDERS 1753 N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/PARENT’S NET INVESTMENT

FOR THE FISCAL YEARS ENDED 30 JUNE 2012, 2 JULY 2011 AND OPENING STATEMENT OF FINANCIAL POSITION AS OF 3 JULY 2010

(All amounts in thousands of Euro)

				Other Reserves
	Share capital	Additional paid in capital	Parent’s Net Investment	Retirement Benefit Obligation Related Items	Currency Translation Reserve	Total Other reserves	Total Parent’s Net Investment/ Equity
BALANCE—As of fiscal year 2009 as reported	—	—	3,050,725	(105,606)	(108,328)	(213,934)	2,836,791
Restatement adjustments*	—	—	(27,342)	—	(1,310)	(1,310)	(28,652)

BALANCE—As of fiscal year 2009 as restated	—	—	3,023,383	(105,606)	(109,638)	(215,244)	2,808,139
Profit for the year as restated	—	—	239,743	—	—	—	239,743
Retirement benefit obligation related items	—	—	—	(90,162)	—	(90,162)	(90,162)
Foreign currency translation as restated	—	—	—	—	111,886	111,886	111,886
Contributions from (distributions to) Sara Lee	—	—	(550,669)	—	—	—	(550,669)

BALANCE—As of fiscal year 2010 as restated	—	—	2,712,457	(195,768)	2,248	(193,520)	2,518,937
Profit for the year as restated	—	—	263,243	—	—	—	263,243
Retirement benefit obligation related items	—	—	—	182	—	182	182
Foreign currency translation as restated	—	—	—	—	(2,225)	(2,225)	(2,225)
Contributions from (distributions to) Sara Lee	—	—	490,930	—	—	—	490,930

BALANCE—As of fiscal year 2011 as restated	—	—	3,466,630	(195,586)	23	(195,563)	3,271,067
Profit for the year	—	—	132,191	—	—	—	132,191
Retirement benefit obligation related items	—	—	—	(23,084)		(23,084)	(23,084)
Foreign currency translation	—	—	—	—	47,499	47,499	47,499
Contributions from (distributions to) Sara Lee	—	—	71,897	—	—	—	71,897
Special dividend paid by DE US, Inc.*	—	—	(1,419,150)				(1,419,150)
Impact of Separation from Sara Lee	—	—	(1,762,822)	—	—	—	(1,762,822)
Issuance of Company common stock and formation of Group	71,383	417,363	(488,746)	—	—	—	—

BALANCE—As of fiscal year 2012	71,383	417,363	—	(218,670)	47,522	(171,148)	317,598

*       see Note 1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

D.E MASTER BLENDERS 1753 N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED 30 JUNE 2012, 2 JULY 2011 AND 3 JULY 2010

(All amounts in thousands of Euro)

	Note	2012	2011 Restated*	2010 Restated*
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	€102,453	€281,685	€364,846

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	6	(97,311)	(77,477)	(65,708)
Proceeds from the sale of property, plant and equipment	6	4,277	1,096	1,787
Purchases of intangibles	7	(134,974)	(8,126)	(4,070)
Dividends received from associates	9	588	2,299	3,001
Acquisition of businesses, net of cash acquired	8	(23,367)	(24,084)	—
Interest received	27	22,346	20,244	15,711
Interest received from Sara Lee	29	80,605	28,511	36,199
Loans made to Sara Lee	29	(4,692,710)	(3,406,941)	(786,545)
Repayments of loans made to Sara Lee	29	5,297,286	3,535,365	1,152,957
Other		—	(23)	420

Net cash provided by/(used in) investing activities		456,740	70,864	353,752

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short-term borrowings	19	(1,433)	(55,384)	(5,124)
Proceeds from short-term borrowings	19	4	54,965	992
Repayments of bridge loans	19	(2,895,753)	—	—
Proceeds from bridge loans	19	2,895,753	—	—
Repayments of long-term debt	19	(474,252)	(175,836)	(329,420)
Proceeds from long-term debt issuance	19	150,005	189,247	346,262
Repayment of financing leases		—	(650)	(853)
Interest paid		(21,478)	(14,788)	(9,084)
Special dividend paid by DE US, Inc.*		(1,419,150)	—	—
Transfers (to)/from Parent, net		80,398	342,632	(566,826)

Net cash provided by/(used in) financing activities		(1,685,906)	340,186	(564,053)

EFFECT OF EXCHANGE RATE CHANGES ON CASH		2,946	(11,740)	401

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,123,767)	680,995	154,946
CASH AND CASH EQUIVALENTS—Beginning of fiscal year	15	1,339,049	658,054	503,108

CASH AND CASH EQUIVALENTS—End of fiscal year	15	€215,282	€1,339,049	€658,054

*       see Note 1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

D.E MASTER BLENDERS 1753 N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                   DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

On 28 June 2012, the international coffee and tea business of then Sara Lee Corporation (“Sara Lee” or “Parent”) was spun-off (the “Separation”) into D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS” or the “Company”). D.E MASTER BLENDERS, previously D.E MASTER BLENDERS 1753 B.V., was formed on 27 February 2012 for the purpose of becoming the parent company of the international coffee and tea business of Sara Lee. D.E MASTER BLENDERS is a separate publicly traded company incorporated under the laws of the Netherlands.

To effectuate the Separation a number of transactions were entered into to separate the international coffee and tea business of Sara Lee and for D.E MASTER BLENDERS to become the parent company of the business. These transactions included the distribution by Sara Lee of all of the outstanding shares of common stock of a wholly owned subsidiary, DE US, Inc. to Sara Lee’s shareholders. Subsequent to the distribution, DE US, Inc. merged with a wholly owned subsidiary of D.E MASTER BLENDERS, with DE US, Inc. surviving the merger as a subsidiary of D.E MASTER BLENDERS. To accomplish the merger, 594,859,274 D.E MASTER BLENDERS ordinary shares were exchanged for the previously distributed shares of DE US, Inc. common stock. Each of the holders of Sara Lee common stock, who were also the beneficial owners of DE US, Inc., received one ordinary share of D.E MASTER BLENDERS in respect of each share of Sara Lee common stock.

The references to the Group throughout these financial statements are to the combined international coffee and tea business of Sara Lee for the periods prior to Separation and to D.E MASTER BLENDERS and its consolidated subsidiaries for the periods after the Separation. The financial results for the periods prior to Separation represent the combined results of the Group and were prepared based on the principles described below.

These financial statements were authorised for issuance on 11 October 2012 by the board of directors of D.E MASTER BLENDERS.

Nature of Business—The Group consists of global operations with headquarters in the Netherlands. It offers innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. The Group is currently organised into three operating segments: Retail—Western Europe, Retail—Rest of World and Out of Home.

Within the Retail—Western Europe and Retail—Rest of World segments, the Group’s principal products are roast and ground multi-serve coffee, roast and ground single-serve coffee pads and capsules, instant coffee and tea. D.E MASTER BLENDERS sells its products predominantly to supermarkets, hypermarkets and through international buying groups.

In the Out of Home segment, the Group offers a full range of hot beverage products but focuses on its liquid roast products and related coffee machines. The Group’s products are sold either directly to businesses, hotels, hospitals and restaurants or to foodservice distributors for distribution to the customer. The Out of Home segment strives to offer a total coffee solution, depending on its customers’ needs.

The Group’s fiscal year ends on the Saturday closest to 30 June. Fiscal years 2012 and 2011 were 52-week years and 2010 was a 53-week year. References throughout these financial statements to fiscal year 2012 represent the period as of 30 June 2012 and for the fiscal year then ended; references to fiscal year 2011 represent the period as of 2 July 2011 and for the fiscal year then ended; and references to fiscal year 2010 represent the period as of 3 July 2010 and for the fiscal year then ended.

Impact of the Separation—There were a number of transactions between Sara Lee and the Group prior to the formation of D.E MASTER BLENDERS in connection with the Separation. The transactions include but are not limited to, the following:

•                  Debt exchange: On 15 May, 2012, DE US, Inc. issued $2.1 billion of senior notes to Sara Lee in exchange for the contribution of the international coffee and tea business, to the Group. In connection with the Separation of the international coffee and tea business Sara Lee transferred $650 million of these notes to third parties in satisfaction of its obligations. This resulted in a portion of the Group’s obligations under the DE US, Inc. debt securities transferring from Sara Lee to the third party note holders. Sara Lee also transferred the remaining DE US, Inc. debt securities to certain subsidiaries of the Group in a non-cash settlement of amounts due to the same subsidiaries of the Group. This resulted in a non-cash reduction in the receivables from Sara Lee and a non-cash issuance of debt, which, accordingly, are not reflected in the consolidated statement of cash flows.

•                  Settlement of amounts due from/to Sara Lee: The Group settled substantially all remaining amounts outstanding with Sara Lee in connection with the Separation.

•                  Bridge Financing: DE US, Inc. and D.E MASTER BLENDERS each entered into separate bridge financing arrangements that were each individually for $1.8 billion. The proceeds from the bridge financing by DE US, Inc. was used to fund the payment of a special cash dividend issued to shareholders at the time of the Separation. The bridge financing by D.E MASTER BLENDERS was used to repay DE US, Inc.’s bridge loan and was fully repaid by D.E MASTER BLENDERS prior to year-end with cash on hand.

•                  Special dividend: On 28 June 2012 DE US, Inc. declared a special cash dividend of $3.00 per share to each shareholder of DE US, Inc. on record as of 14 June 2012, which resulted in a cash payment of $1.8 billion (approximately €1.4 billion).

•                  Working capital contributed from Sara Lee: As part of the Separation agreement, the Group received all remaining working capital of the household and bodycare and international bakery businesses that were previously disposed of by Sara Lee. The total contribution was €6.0 million.

•                  Net liabilities assumed from Sara Lee: As part of the Separation, apart from contingent liabilities, the Group assumed € 241.6 million of certain liabilities related to businesses previously disposed of by Sara Lee. These liabilities primarily relate to Sara Lee’s household and body care business and its international bakery business. These liabilities include certain legal claims, uncertain tax liabilities, restructuring obligations, indemnifications, and retirement benefit obligations including related deferred taxes, which are unrelated to the Group’s operations. The amount of the assets and liabilities assumed and net assets contributed at the date of Separation were as follows (all amounts in millions of euro):

Deferred tax liabilities	€2.8
Income taxes payable	119.0
Net pension obligation (see Note 22)	55.0
Provisions (see Note 23)	34.8
Other noncurrent liabilities—indemnification (see Note 24)	30.0

Total	€241.6

•                  The Group has also adjusted its income tax payables to reflect the actual tax payables of the legal entities within the Group as of 30 June 2012. The Group also adjusted its deferred tax balances and income taxes payable to reflect the impact of its actual net operating losses (see Note 21). These adjustments are a result of the income tax balances prior to the Separation being prepared on a separate company basis as opposed to consolidated post Separation.

As a result of the items described above, there was a net decrease of €3.1 billion in equity for fiscal year 2012. See Note 16 for further details.

Basis of Preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union.

Combined Group—Prior to Separation

The financial information with respect to the international coffee and tea business prior to Separation is reflected in the individual legal entities that comprise the Group. These combined financial statements have been prepared from the accounting records of Sara Lee and reflect the cash flows, revenues, expenses, assets, and liabilities of these individual legal entities. Because the separate legal entities that comprise the Group were not held by a single legal entity prior to Separation, Parent’s net investment is shown in lieu of shareholders’ equity in these combined financial statements. Parent’s net investment represents the cumulative net investment by Sara Lee in the Group through that date. The impact of transactions between the Group and Sara Lee that were not historically settled in cash are also included in Parent’s net investment.

The Group includes legal entities that are responsible for and have managed certain liabilities associated with a branded apparel business (“Branded Apparel”) that was disposed of by Sara Lee prior to fiscal year 2009. These liabilities, which include pension, medical claims and environmental obligations, are therefore reflected in the combined financial statements of the Group along with any related expenses incurred during the financial statement periods presented herein.

During the periods presented, the Group functioned as part of the larger group of companies controlled by Sara Lee, and accordingly, Sara Lee performed certain corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning and investor relations. The costs of such services have been allocated to the Group based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Sara Lee. The cost allocated for these functions is included in selling, general and administrative expenses in the combined income statements for the historical periods presented. A complete discussion of the Group’s relationship with Sara Lee, together with the cost allocations, is included in Note 29 to the combined financial statements.

As the Group did not operate as a stand-alone entity in the past, these combined financial statements may not be indicative of the Group’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Group operated as a separate entity apart from Sara Lee during the periods presented.

Consolidated Group—Separation

The contribution of Sara Lee’s international coffee and tea business into the Company has been accounted for based on the Group’s accounting policy for common control transactions. Accordingly, the assets, liabilities and results of operations of the international coffee and tea business are presented for all periods based on the carrying values recognised in the combined financial statements of the Group immediately prior to the Separation. The Parent’s Net Investment has been converted into share capital and additional paid in capital and retained earnings as described in Note 16.

The financial statements for all periods have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. Other than transactions which were part of the formation of the Group or the Separation from Sara Lee, the results of subsidiaries and associates acquired during the period are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

On 1 August 2012, the Group announced it had identified accounting irregularities and certain other errors involving previously issued financial results for its Brazilian operations, which would require the restatement of their historical financial statements. An investigation was conducted led by independent forensic accountants as well as outside legal counsel. The accounting irregularities and certain other errors identified during the course of the investigation included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues unsupported expense reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off certain obsolete inventory and other inventory valuation issues. The investigation revealed that these accounting irregularities occurred in the context of an ineffective control environment on financial reporting maintained by senior management in Brazil which began prior to 2009 through 2012 that permitted to go undetected during that period intentional overrides of certain internal controls as well as cross-functional collusion by management in Brazil and communication and actions by senior management that contributed to a lack of adherence to existing internal control procedures and IFRS.

The Group has restated its comparative financial information in its current financial statements for fiscal years 2010 and 2011 to reflect the correction of the following accounting errors. The impact of the restatement is as follows (amounts in thousands of euro):

	Fiscal year 2011			Opening statement of financial position			Comparative Period(a)
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
	STATEMENT OF FINANCIAL POSITION
Noncurrent assets:
Deferred income tax assets	53,074	6,423	59,497	60,928	4,720	65,648	56,187	166	56,353
Other noncurrent assets	1,182,873	(1)	1,182,872	647,121	—	647,121	654,013	—	654,013

Total noncurrent assets	1,235,947	6,422	1,242,369	708,049	4,720	712,769	710,200	166	710,366

Current assets:
Inventories	414,416	23,129	437,545	288,260	20,579	308,839	255,437	20,297	275,734
Trade and other receivables	411,027	(75,984)	335,043	362,897	(67,303)	295,594	344,717	(54,236)	290,481
Other current assets	2,573,135	1	2,573,136	2,536,753	—	2,536,753	2,728,106	—	2,728,106

Total current assets	3,398,578	(52,854)	3,345,724	3,187,910	(46,724)	3,141,186	3,328,260	(33,939)	3,294,321

Total assets	4,634,525	(46,432)	4,588,093	3,895,959	(42,004)	3,853,955	4,038,460	(33,773)	4,004,687

Parent’s net investment:
Parent’s net investment	3,503,852	(37,222)	3,466,630	2,743,790	(31,332)	2,712,457	3,050,725	(27,342)	3,023,383
Other comprehensive income (loss)	(192,091)	(3,472)	(195,563)	(188,548)	(4,973)	(193,520)	(213,934)	(1,310)	(215,244)

Total parent’s net investment	3,311,761	(40,694)	3,271,067	2,555,242	(36,305)	2,518,937	2,836,791	(28,652)	2,808,139

Noncurrent liabilities:	171,887	—	171,887	555,265	—	555,265	479,893	—	479,893

Current liabilities:
Trade and other payables	570,159	(6,899)	563,260	484,801	(6,741)	478,060	448,225	(6,130)	442,095
Income taxes payable	186,014	—	186,014	236,678	2	236,680	206,096	(1)	206,095
Provisions	38,718	1,161	39,879	31,443	1,040	32,483	35,781	1,010	36,791
Other current liabilities	355,986	—	355,986	32,530	—	32,530	31,674	—	31,674

Total current liabilities	1,150,877	(5,738)	1,145,139	785,452	(5,699)	779,753	721,776	(5,121)	716,655

Total parent’s net investment and liabilities	4,634,525	(46,432)	4,588,093	3,895,959	(42,004)	3,853,955	4,038,460	(33,773)	4,004,687

(a)

The comparative period represents the statement of financial position as of 27 June 2009 (the end of fiscal year 2009). This additional period is presented as these amounts represent the adjustment made to the opening balances for the fiscal year 2010 (i.e. the earliest period presented).

	Fiscal year 2011			Fiscal year 2010
	Previously reported	Adjustment	Restated	Previously reported	Adjustment	Restated
	INCOME STATEMENT
Sales	2,601,556	(8,242)	2,593,314	2,315,493	(2,130)	2,313,363
Cost of sales	(1,616,594)	5,027	(1,611,567)	(1,346,117)	(1,517)	(1,347,634)

Gross Profit	984,962	(3,215)	981,747	969,376	(3,647)	965,729
Selling, general and administrative expenses	(653,623)	(2,865)	(656,488)	(622,677)	(1,119)	(623,796)

Operating profit	331,339	(6,080)	325,259	346,699	(4,766)	341,933
Finance income, net	91,844	—	91,844	55,299	—	55,299
Finance costs, net	(45,430)	—	(45,430)	14,668	—	14,668
Share of profit from associate	2,233	—	2,233	2,702	—	2,702

Profit before income taxes	379,986	(6,080)	373,906	419,368	(4,766)	414,602
Income tax expense	(104,029)	(6,634)	(110,663)	(179,406)	4,547	(174,859)

Profit for the year	275,957	(12,714)	263,243	239,962	(219)	239,743

Earnings per share—basic and diluted	€0.46	(0.02)	€0.44	€0.40	—	€0.40

	Fiscal year 2011			Fiscal year 2010
	Previously reported	Adjustment	Restated	Previously reported	Adjustment	Restated
	STATEMENT OF COMPREHENSIVE INCOME
Profit for the year	275,957	(12,714)	263,243	239,962	(219)	239,743
Other comprehensive income:
Retirement benefit obligation related items—net of tax of €30,883 and €11,913	182	—	182	(90,162)	—	(90,162)
Foreign currency translation—net of tax of nil	(3,725)	1,500	(2,225)	115,548	(3,662)	111,886

Total other comprehensive income (loss)—net of tax	(3,543)	1,500	(2,043)	25,386	(3,662)	21,724

Total comprehensive income for the year	272,414	(11,214)	261,200	265,348	(3,881)	261,467

The statements of cash flows for the fiscal years 2010 and 2011 were restated for the decrease in the profit for the year for €0.2 million and €12.7 million, respectively. This decrease was offset by movements in other items within net cash provided by operating activities.

Substantially all adjustments relate to the Retail—Rest of World segment.

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Accounting Convention—The financial statements are prepared on a historical cost basis except for financial instruments recorded at fair value or stated otherwise.

Use of Estimates—IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Basis of Consolidation—The financial statements include the accounts of all subsidiaries in which entities in the Group have a controlling financial interest.

Subsidiaries—Subsidiaries are all entities where the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. Generally, control is presumed to exist when the Group holds more than half of the voting rights in an entity. The entities are consolidated from the date on which control is transferred to the Group until the date control ceases. During the years presented, the Group has not consolidated any entities where it owned less than 50% of the equity of such entities.

Intergroup transactions, balances and unrealised gains and losses on transactions between companies within the Group are eliminated upon consolidation unless they provide evidence of impairment.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates—Associates are entities over which the Group has the ability to exercise significant influence, but does not control. Generally, significant influence is presumed to exist when the Group holds 20% to 50% of the voting rights in an entity. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The financial statements include the Group’s share of the total recognised gains and losses of associates from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. The cumulative post-acquisition gains or losses are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Business Combinations—The Group uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group and includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. To the extent applicable, any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree are added to consideration transferred for purposes of calculating goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statements.

Common Control Transactions—The assets (including goodwill, if any) and liabilities acquired from entities under common control are recorded at the carrying value recognised by the transfer. The difference, if any, between the carrying value of the net assets acquired and the consideration paid by the Group is accounted for as an adjustment to Equity.

Segment Reporting—Segments are reported in a manner consistent with how the coffee and tea business is operated and reviewed by the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments. In conjunction with the Separation, the chief operating decision maker of the Group is the Chief Executive Officer. In December 2011, the Group began operating under a new segment structure based on three operating segments: Retail—Western Europe, Retail—Rest of World and Out of Home. The Chief Executive Officer of the Group began managing the Group based on the new operating segments at that time. These financial statements present segment information in accordance with this structure.

Foreign Currency Translation

Functional currency—The individual financial statements of the entities included in the financial statements are measured in the currency of the primary economic environment in which the entity operates (its functional currency).

Presentation currency—For the purpose of these financial statements, the results and financial position of the Group are measured in Euro, the Group’s presentation currency.

Foreign currency transactions and balances—Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities in foreign currencies are translated to the functional currency using period-end exchange rates.

Foreign currency exchange gains and losses resulting from the settlement of foreign currency transactions and balances, and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statements.

Foreign exchange gains and losses are presented in the income statements within finance costs, except for the foreign currency gains and losses on commodities that are included in cost of sales.

Foreign operations—The results and financial position of all entities included in the financial statements that have a functional currency different from the presentation currency (Euro) are translated into the presentation currency as follows:

•           Income and expenses are translated at average monthly exchange rates; and

•           Statements of financial position are translated at the closing exchange rate at the reporting date.

The resulting exchange differences are recognised as foreign currency translation in other comprehensive income. When an operation with a functional currency other than the Euro is sold, such exchange differences are recognised in the income statements as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing date exchange rate.

Subsidiary—If the ownership interest in a subsidiary is reduced but control is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

Associate—If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

Property, Plant and Equipment—Property, plant and equipment is carried at historical cost, less accumulated depreciation and any impairment loss. The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs including, for qualifying assets, capitalised borrowing costs and asset retirement obligations. Leasehold improvements and other property additions and improvements are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced part is derecognised at the time it is disposed and charged to expense. All repairs and maintenance costs are charged to expense as incurred.

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, except land and construction in process assets which are not depreciated. The Group believes that the wear and tear on each category of assets is spread evenly over the useful life. The estimated useful lives, which are reviewed annually and adjusted if appropriate, used by the Group in all reporting periods presented are as follows:

Buildings and improvements	up to 40 years

Leasehold improvements	shorter of economic useful life or remaining lease term

Machinery and equipment	3 to 25 years

The assets’ residual values are reviewed annually and adjusted, if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the assets and are recognised in the income statements within selling, general and administrative expenses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Goodwill and Other Intangible Assets

Goodwill—Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in goodwill and other intangible assets on the statements of financial position.

Goodwill is not amortised but is tested annually for impairment, or more frequently when events are identified which require an impairment test, and carried at cost less accumulated impairment losses. The Group tests goodwill on the first day of the fourth quarter of its fiscal year and whenever a significant event occurs or circumstances change that might reduce the recoverable amount of the goodwill. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to each of the cash-generating units (“CGU’s”) or groups of CGU’s for the purpose of impairment testing. The allocation is made to those CGU’s or groups of CGU’s that are expected to benefit from the business combination in which the goodwill arose, identified consistent with the operating segment before any aggregation.

Trademarks and other identifiable intangible assets—The primary identifiable intangible assets of the Group are trademarks and customer relationships acquired in business combinations. Trademarks and customer relationships are recognised at fair value at acquisition date. Trademarks and customer relationships that have a finite useful life are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and customer relationships over their estimated useful lives of 10 to 30 years and 7 to 10 years, respectively. The trademarks with an indefinite life are not amortised, but instead are tested for impairment on an annual basis and whenever a significant event occurs or circumstances change that might reduce the fair value of these assets.

Internally generated intangible assets—An internally generated intangible asset arising from the Group’s product or software development is recognised only if all of the following conditions are met:

•                  An asset is created that can be identified (such as software and new processes);

•                  It is probable that the asset will generate future economic benefits; and

•                  The development costs can be reliably measured.

Internally generated intangible assets are amortised on a straight-line basis over their useful lives, generally 4 years. Other development expenditures that do not meet these criteria, along with all expenditures on research activities, are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Impairment of Non-Financial Assets—Assets that are subject to amortisation are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment on the first day of the fourth quarter of the Group’s fiscal year. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets, other than goodwill that were impaired are reviewed for possible reversal of the impairment at each reporting date. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, limited to the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior fiscal years.

Financial Assets—The Group classifies its financial assets into the following categories: fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at their initial recognition. The Group’s financial assets are classified as follows:

•                  Financial assets at fair value through profit or loss—A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives included in this category are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as noncurrent.

•                  Loans and receivables—Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets if their maturities are within 12 months after the end of the reporting period; otherwise they are classified as noncurrent assets. The Group’s loans and receivables are recorded as trade and other receivables and receivables from Sara Lee in the statements of financial position.

The regular purchases and sales of financial assets are recognised on the trade-date, which is the date on which the Group commits to purchase or sell the asset. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and any related transaction costs are recorded as expense in the income statements. Financial assets at fair value through profit or loss are also subsequently carried at fair value. Loans and receivables are initially recognised at fair value plus transaction costs and then are subsequently amortised using the effective interest method. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the financial assets included in the fair value through profit or loss category are recorded in the income statements in finance costs except for the change in fair value of commodity derivative financial instruments that are included in cost of sales.

Financial assets and liabilities are offset and the net amount is reported in the statements of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

Impairment of Financial Assets—The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that the loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria that the Group uses to determine if there is objective evidence of an impairment loss include:

•                  Significant financial difficulty of the issuer or obligor;

•                  A breach of contract, such as a default or delinquency in interest or principal payments;

•                  The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•                  It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•                  The disappearance of an active market for that financial asset because of financial difficulties; or

•                  Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified within the individual financial assets in the portfolio, including:

•                  Adverse changes in the payment status of borrowers in the portfolio; and

•                  National or local economic conditions that correlate with defaults on the assets in the portfolio.

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statements within selling, general and administrative expenses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the income statements within selling, general and administrative expenses.

Derivative Financial Instruments and Hedging Activities—Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The method of recognising the resulting gain or loss from the measurement depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedge”). As of fiscal years 2012, 2011 and 2010, the Group did not apply hedge accounting except for its interest rate swaps described below.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value of the hedged items.

The fair values of the Group’s derivative instruments are disclosed in Note 11. The Group classifies derivatives that have a settlement date within one year from the period end as current and all other derivatives as noncurrent in the statements of financial position. The Group records the change in fair value of commodity derivatives within cost of sales and the movement of all other derivatives within finance costs in the income statements.

Fair value hedge—The changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statements, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Group only applies fair value hedge accounting for hedging fixed interest rate risk on its Eurobonds. The gain or loss relating to both the effective and ineffective portion of interest rate swaps hedging the fixed-rate borrowings is recognised in the income statements within finance costs. Changes in the fair value of the hedged fixed-rate borrowings attributable to interest rate risk are also recognised in the income statements within finance costs.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to income over the period to maturity.

Inventories—Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in, first-out (“FIFO”) method and includes the impact of rebates, discounts and other cash consideration received from a vendor related to inventory purchases. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, and other direct costs, including transportation costs incurred in bringing inventories to their location immediately prior to external sale, and condition and related production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. In addition, as discussed in the leasing policy, inventories include Out of Home machines that have not yet been leased.

Trade and Other Receivables—Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in 12 months or less, they are classified as current. If not, then they are presented as noncurrent assets. Trade receivables are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment.

Cash and Cash Equivalents—In the statements of financial position, cash and cash equivalents include cash on hand and other short-term highly liquid investments with original maturities of three months or less. Any bank overdrafts are included in trade and other payables. In the statements of cash flows, any bank overdrafts are included as an offset to cash and cash equivalents.

Borrowings—Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statements over the period of the borrowings using the effective interest method.

Any fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Retirement Benefit Obligations—The Group contributes to defined contribution retirement benefit plans that are recognised as expense when employees have rendered service entitling them to the contributions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each fiscal year. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits vest. For defined benefit plans, the operating and finance costs are recognised separately in the income statements. The amount recognised as operating cost in the income statements is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit enhancements, settlements and curtailments (such events are recognised immediately in the income statements). The amount recognised as finance income includes a credit equivalent to the Group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year as a result of the time value of money.

The retirement benefit obligations recognised in the statement of financial position represent the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Termination Benefits—Termination benefits are payable when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to a termination and when the entity has a detailed formal plan to terminate the employment of current employees without possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value. The estimated costs associated with these benefits are reflected in the restructuring provisions discussed in Note 23.

Share-Based Payment— The Company established a long-term incentive plan (“2012 Long-Term Incentive Share Plan”) in fiscal year 2012, under which the Company can award performance share units (“PSUs”) to the chief executive officer, the members of the executive committee, highly compensated executives and, potentially, other key employees designated by the remuneration committee. As these PSUs are to be settled in the Company’s shares, the Company accounts for the awards as equity-settled share-based payment transactions. Equity-settled share-based payment is measured at fair value (including the effect of market-based vesting conditions) at the grant date. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest. The Group recognises compensation expense on a straight-line basis from the beginning of the service period, even when the grant date is subsequent to the service commencement date. During the period between service commencement date and grant date, the compensation expense recognised is based on an estimated grant date fair value of the award.

Prior to implementing the 2012 Long-Term Incentive Share Plan, certain employees of the Group participated in Sara Lee share-based payment plans. Awards under the plans included PSUs, stock options and restricted stock units (“RSUs”). The awards were granted by Sara Lee and for all plans settlement is the responsibility of Hillshire Brands, except for certain awards as disclosed below in Note 18. To the extent the Group has no responsibility to settle any element of the awards granted by Sara Lee, they are accounted for as equity-settled awards.

The share-based payment plans reflected in the income statements for fiscal years 2011 and 2010 relate to PSUs, stock options and RSUs granted by Sara Lee to the Group’s employees. The expense for share-based payment has been recognised based on grant-date fair value of those awards. All equity instruments granted by Sara Lee do not vest until certain conditions are met, as described in the relevant plan rules. Any difference between the amount of share-based compensation expense recorded and any reimbursement to Sara Lee was recorded as a component of the Parent’s net investment.

Provisions—Provisions, which are primarily for restructuring costs, legal claims, medical claims and environmental obligations are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions primarily comprise employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

Trade and Other Payables—Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as noncurrent liabilities. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Income Taxes—The Group operates in multiple tax jurisdictions around the world, and as such, the Group pays taxes as required by local country tax law. In jurisdictions which permit fiscal unity, the Group’s operations were typically included with other Sara Lee operations in a consolidated group tax filing for periods prior to the Separation.

For the purposes of these financial statements, income taxes are presented on a separate company basis as if the Group operated as a stand-alone entity or a separate consolidated group in each material jurisdiction in which it operates for all the pre-Separation periods. Tax balances reported in post-Separation periods reflect the current and deferred tax position of D.E MASTER BLENDERS. As described in Note 1, the Separation resulted in certain adjustments to previously recorded tax amounts, and these adjustments have been recorded through parent’s net investment.

Current income taxes were assumed to be settled with Sara Lee for all pre-Separation periods, generally in the period after the related income taxes are recorded, through equity. The assumed settlement of current income taxes with Sara Lee, as well as other tax related payments, have been recorded through transfers (to)/from Parent in the statements of cash flows for these periods. The effects of being included in Sara Lee’s consolidated tax returns, including the utilisation of any historical net operating losses, have been included in parent’s net investment.

The tax expense for the fiscal year is comprised of current and deferred income tax. Tax expense is recognised in the income statements, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity.

Current income tax—The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

The Group recognises liabilities for uncertain tax positions when it is more likely than not that an outflow will occur to settle the position. The liabilities are measured based upon management’s estimation of the expected settlement of the matter. These liabilities are presented within income taxes payable on the statements of financial position. These amounts, along with estimates of interest and penalties on tax liabilities are also recorded in income taxes payable, and are included in current tax expense.

Deferred income tax—Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Government Grants—Grants from the government are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all required conditions. Government grants to cover costs are deferred and recognised in the income statements over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property, plant and equipment are recorded as an offset against property, plant and equipment.

Revenue Recognition—Sales comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. The Group recognises sales when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Contracts with Out of Home customers—The Group’s contracts with Out of Home customers may include multiple elements including the delivery of products and the lease or sale of coffee equipment. In some instances, the coffee equipment is provided for free, but the customer agrees to purchase and use the Group’s products. Such contracts may be inclusive of free maintenance of the coffee equipment for a specific period. In such situations, the Group separates the sales transaction into the identifiable components in order to reflect the substance of the transaction whenever such identifiable components have stand-alone value and the fair value can be measured reliably. The Group assesses the fair values available for individual components and accounts for each component as a separate transaction in accordance with IAS 18 Revenue. The total consideration payable by the customer is allocated to the individual components by reference to their fair values.

Customer loyalty programmes—The Group has a customer loyalty programme in the Netherlands whereby consumers collect points (“award credits”) towards merchandise. The customer loyalty programme is considered a multiple-element arrangement whereby the consumer is purchasing the products as well as the award credit. The revenue associated with the award credit, which is estimated based on the fair value of the award credits, is deferred and recognised separately as a liability at the time of the initial sale. The estimation of the fair value of the award credits includes consideration of the proportion of the awards expected to be redeemed. The deferred revenue, which is included in other noncurrent liabilities (to the extent that redemption after 12 months is expected) and trade and other payables (current portion) in the statements of financial position, is recognised when fulfilled.

The Group’s sales consist of the following:

•                  Product sales and sale of green coffee beans to third parties—The conditions above are generally met when title and risk of loss of the products pass to distributors, resellers or end customers. In particular, title usually transfers upon receipt of the product at the customers’ locations, or upon shipment, as determined by the specific sales terms of the transactions.

•                  Lease revenue and maintenance fees—The Group leases coffee machines to certain of its Out of Home customers. The Group recognises income from these leases in the income statements based on the policy for leases described below. In addition, the Group receives maintenance fees related to its Out of Home machines, which are recognised on an accrual basis in accordance with the substance of the relevant agreements. Revenue from fixed-price contracts is generally recognised in the period that the maintenance services are rendered, using a straight-line basis over the term of the contract.

Revenues described above are recognised at the fair value of the consideration received or receivable after deducting estimated amounts for sales incentives, trade allowances and product returns. The Group estimates trade allowances and product returns based on historical results taking into consideration the customer, transaction and specifics of each arrangement. The Group provides a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and presentation of these incentives within the income statements are as follows:

Included in Sales:

•                  Discounts, coupons and rebates—The cost of these non-volume-based incentives is recognised at the later of the date at which the related sale is recognised or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilisation and redemption rates. These incentives are settled in cash and are included in the determination of sales.

•                  Listing fees—Certain retailers require the payment of listing fees in order to provide space for the Group’s products on the retailer’s store shelves. The cost of these fees is recognised at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of sales.

•                  Volume-based incentives—These incentives typically involve rebates or refunds of a specified amount of cash if the reseller reaches a specified level of sales. Under incentive programmes of this nature, the Group estimates the incentive and allocates a portion of the incentive to reduce each underlying sales transaction with the customer.

•                  Cooperative advertising—Under these arrangements, the Group agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the Group’s products. The Group recognises the cost of cooperative advertising programmes in the period in which the advertising and promotional activity first takes place. These costs are recorded as an offset to sales.

•                  Fixtures and racks—Store fixtures and racks are given to retailers to display certain of the Group’s products. The costs of these fixtures and racks are recorded as a reduction in sales in the period in which they are delivered to the retailer.

Included in Cost of Sales:

•                  Discounts, coupons and rebates—These non-volume-based incentives are offered in the form of free product and are included in the determination of cost of sales. The cost of these incentives is recognised at the later of the date at which the related sale is recognised or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilisation and redemption rates.

Finance Income—The Group receives finance income primarily representing interest on cash and cash equivalents and loans to Sara Lee. The interest is recognised using the effective interest method.

Leases—Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Group as lessor

•                  Finance leases—The Group recognises assets it expects to lease to customers under finance leases as inventory on its statements of financial position. The Group derecognises the inventory when a finance lease is entered into and records a receivable at an amount equal to the net investment in the lease. The Group subsequently recognises finance income based on a pattern reflecting a constant periodic rate of return on that net investment.

•                  Operating leases—Lease income from assets on operating lease to customers is recognised in the income statements on a straight-line basis over the lease term. Initial direct costs and installation costs incurred by the Group in negotiating the leases are added to the carrying amount of the leased asset, which is included in property, plant and equipment, and recognised as depreciation expense over the lease term on the same basis as the lease income. The depreciation policy for depreciable leased assets is consistent with the Group’s normal depreciation policy for similar assets.

Group as lessee

•                  Finance leases—Assets held under finance leases are initially recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statements of financial position within borrowings.

•                  Operating leases—Payments made under operating leases are charged to expense on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty payment required to be made to the lessor is recognised as an expense in the period in which the termination takes place.

Borrowing Costs—Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or are sold. All other borrowing costs are recognised as expense in the period in which they are incurred.

Advertising Expense—Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period in which title to the advertising campaign is received. Advertising expense is recognised in selling, general and administrative expenses in the income statements.

New Standards, Amendments and Interpretations Adopted during the fiscal year ended 30 June 2012

The Group has applied the following accounting standards, amendments and interpretations during fiscal year 2012. There were no significant changes to the Group’s financial statements upon adoption of these accounting standards, amendments and interpretations.

IAS 24, Related Party Disclosures—The revisions simplify the disclosure requirements for government-related entities and clarify the definition of a related party.

IFRS Interpretations Committee (“IFRIC”) 13, Customer Loyalty Programmes, updated what is considered when measuring the fair value of an award.

IAS 1, Presentation of Financial Statements, was amended in June 2011 for annual reporting periods beginning on or after 1 July 2012. The amendments preserve the presentation of other comprehensive income as a single continuous statement or as separate statements of profit or loss and a statement of comprehensive income. The amendment also requires entities to group items of other comprehensive income and the related tax effects based on whether they are potentially reclassifiable to profit and loss or not. The Group applies the revised standard from June 2011. It has no impact on the consolidated financial statements.

New Standards, Amendments and Interpretations Issued, but not Effective for the Fiscal Year Ended 30 June 2012 and not Early Adopted

The following are descriptions of new standards, amendments and interpretations of IFRS that have been issued but are not yet effective for the Group. The Group is in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these standards.

IFRS 10, Consolidated Financial Statements (“IFRS 10”), issued in May 2011, supersedes IAS 27 (Revised 2008), Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation—Entities. The standard defines the principle of control, establishes control as the basis for determining which entities are consolidated in the financial statements and identifies the following three elements of control:

•                  Power over the investee;

•                  Exposure, or rights, to variable returns from involvement with the investee; and

•                  The ability to use power over the investee to affect the amount of the investor’s returns.

This standard is effective for annual periods beginning on or after 1 January 2013.

The Group is in the process of assessing the potential impact of IFRS 10 and intends to adopt IFRS 10 on 1 January 2014.

IAS 27 (Revised 2011), Separate Financial Statements, issued in May 2011, supersedes IAS 27, Consolidated and Separate Financial Statements in conjunction with IFRS 10. The standard prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when separate financial statements are prepared. This standard is effective for annual periods beginning on or after 1 January 2013.

The Group is in the process of assessing the potential impact of IAS 27 and whether to adopt this standard.

IFRS 11, Joint Arrangements (“IFRS 11”), issued in May 2011, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The standard establishes principles for financial reporting by entities that have interests in joint arrangements. A joint arrangement is defined as an arrangement where two or more parties have joint control and, based on the rights and obligations of the parties to the arrangement, is classified as either of the following:

•                  Joint operation—parties have rights to the assets and obligations for the liabilities of the arrangement; and

•                  Joint venture—parties have rights to net assets of the arrangement.

This standard is effective for annual periods beginning on or after 1 January 2013.

The Group is in the process of assessing the potential impact of IFRS 11 and intends to adopt IFRS 11 on 1 January 2014.

IAS 28 (Revised 2011), Investments in Associates and Joint Ventures, issued May 2011, supersedes IAS 28, Investments in Associates (as revised in 2003 and amended in 2010). The standard prescribes the accounting for investments in associates and establishes the requirements for applying the equity method when accounting for investments in associates and joint ventures.

This standard is effective for annual periods beginning on or after 1 January 2013.

The Group is in the process of assessing the potential impact of IAS 28 and intends to adopt IAS 28 on 1 January 2014.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) issued in May 2011 establishes disclosure objectives according to which entities disclose information about the significant judgements and assumptions used in determining:

•                  Whether it has control, joint control or significant influence; and

•                  The type of joint arrangement.

This standard is effective for annual periods beginning on or after 1 January 2013.

The Group is in the process of assessing the potential impact of IFRS 12 and intends to adopt IFRS 12 on 1 January 2014.

IFRS 13, Fair Value Measurement, issued in May 2011, establishes common requirements for measuring fair value and for disclosing information about fair value measurements. The standard defines fair value, sets out a single IFRS for measuring fair value and provides required fair value disclosures. This standard is effective for annual periods beginning on or after 1 January 2013, with earlier adoption permitted.

The Group is in the process of assessing the potential impact of IFRS 13 and intends to adopt IFRS 13 on 1 January 2014.

IAS 19, Employee Benefits, was amended in June 2011 for annual reporting periods beginning on or after 1 January 2013, with early adoption permitted. The amendments require the calculation of finance costs on a net funding basis and replacement of the expected return on plan assets by discount rate.

The Group has performed an initial calculation of the impact of adopting the amendment to IAS 19. The Group estimates that if the amendment had been applied during fiscal 2012, the impact would have reduced finance income by approximately €37 million. The Group intends to adopt IAS 19 on 1 January 2014.

IAS 32, Financial Instruments: Presentation, was amended in December 2011 for annual periods beginning on or after 1 January 2014. The amendments clarified the meaning of ‘legally enforceable right of set-off’, the application of simultaneous realisation and settlement and the unit of account for applying the offsetting requirements. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

The future accounting standards for IFRS 10, IFRS 11, IFRS 12, IFRS 13, as amended, are not yet endorsed by the European Union.

3.	FINANCIAL RISKS

Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, commodity price risk and interest rate risk), credit risk and liquidity risk. All of these risks arise in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the Group uses various derivative financial instruments that have been authorised pursuant to the Group’s policies and procedures. The

Group’s derivatives are accounted for at fair value through profit and loss during the periods presented except the interest rate derivatives associated with certain borrowings that were repaid during fiscal 2012. The Group does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Market risk

•             Commodity price risk—Commodity price risk arises primarily from transactions on the world commodity markets for securing the supply of green coffee beans. The Group’s objective is to minimise the impact of commodity price fluctuations. This exposure is hedged based on the Group’s policies. The commodity risk is managed at two regional locations in Switzerland and Brazil. The commodity price risk exposure of anticipated future purchases is managed primarily using derivative futures and options. As a result of the short product business cycle of the Group, the majority of the anticipated future raw material transactions outstanding at the reporting date are expected to occur in the next year.

The Group generally enters into futures and options contracts that are traded on established, well-recognised exchanges that offer high liquidity, transparent pricing, daily cash settlement and collateralisation through margin requirements.

•             Foreign exchange risk—The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, Brazilian real, British pound, Danish kroner, Hungarian forint and Australian dollar against the Euro. Foreign exchange risk arises primarily from commercial transactions such as the purchase of commodities, recognised monetary assets and liabilities, net investments in foreign operations and from borrowings in currencies other than the functional currency of the entity that entered into the borrowings.

The Group uses forward exchange and option contracts and cross currency swaps to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intergroup transactions, third-party product-sourcing transactions, foreign-denominated investments (including subsidiary net assets), foreign currency denominated debt and other known foreign currency exposures. Gains and losses on the derivative instruments are intended to offset gains and losses on the associated transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts mature at the anticipated cash requirement date of the associated transaction, generally within 12 to 18 months. The Group did not designate any of its foreign exchange derivatives as hedges for accounting purposes during the periods presented and as a result, the change in fair value is recognised directly to the income statement. Subsequent to fiscal year 2012 end the Group entered into cross currency swaps to manage the risk associated with its US dollar borrowings.

Using the exchange rates as of the reporting dates, the Euro equivalent of commitments to purchase and sell foreign currencies is €1.7 billion and €1.7 billion, respectively, as of fiscal year 2012, €1.2 billion and €1.2 billion, respectively, as of fiscal year 2011 and €1.1 billion and €1.0 billion, respectively as of fiscal year 2010. The Group enters into derivative financial instruments to manage the exposure for virtually all foreign exchange risk derived from recorded transactions and firm commitments and anticipated transactions where the exposure is potentially significant.

•             Interest rate risk—Interest rate risk comprises the interest price risk that results from borrowings at fixed rates and the interest cash flow risk that results from borrowings at variable rates.

Prior to the Separation, the Group managed its interest rate price risk associated with third party borrowings by entering into interest rate swaps to effectively convert its fixed-rate debt instruments into floating-rate debt instruments. Interest rate swap agreements that were effective at hedging the fair value of the fixed-rate debt agreements were designated and accounted for as fair value hedges.

Upon Separation, the Group established its own policy to manage interest rate risk based on the Group’s current leverage ratio and the current market interest rates. The Group regularly assesses the current market environment and the Group’s leverage ratio in determining the need for interest rate swaps or hedging instruments to manage its risk. At end of fiscal 2012 the Group has primarily fixed rate debt and based on these criteria made a decision not to enter into any interest rate swaps associated with these borrowings. Subsequent to the end of fiscal 2012, the Group entered into fixed-to-fixed rate cross currency swaps to effectively convert its fixed rate USD debt in to fixed rate EUR debt.

•             Risk management—The Group maintains risk management control systems to monitor the foreign exchange, interest rate and commodity price risk and the Group’s offsetting hedge positions. The Group utilises a sensitivity analysis technique to evaluate the effect of any changes in interest rate, commodity prices and foreign currencies and the associated risk derivatives.

•             Commodities—As of fiscal years 2012, 2011 and 2010, if commodity prices changed by 10% the the Group’s profit would have been impacted by €7.5 million, €4.3 million and €6.1 million, respectively.

•             Interest rate swaps— During the periods presented, Group had minimal exposure to interest rate movements due to the amount of outstanding borrowings throughout those periods. The majority of the outstanding borrowings were at fixed rates during these periods. As noted above, prior to Separation the Group converted its fixed rate third party borrowing into variable rate debt through the use of derivative financial instruments. A 10% change in the fair value of the interest rate derivatives in place during fiscal years 2011 and 2010, would have changed profit by €0.4 million and €0.7 million, respectively.

•             Foreign currency—As noted above, the Group has a foreign transaction exposure. The Group managed this risk through the use of derivative financial instruments. In connection with the Separation, the Group entered into fixed rate USD denominated senior notes which, as described above, exposed the Group to foreign currency risk. The Group initially managed this risk through forward contracts. The forward contracts were replaced with cross currency swaps subsequent to the end of fiscal 2012. During fiscal years 2012, 2011 and 2010, if the foreign currency rates changed by 10%, the impact on the Group’s profit for the period would be €47.1 million, €52.8 million and €23.6 million, respectively (primarily driven by US dollar). In addition, during fiscal year 2011 the Group had foreign currency options, which if the fair value changed by 10% would have changed profit by €1.0 million.

Credit risk

Credit risk arises because a counterparty may fail to perform its obligations. The Group is exposed to credit risk on financial instruments such as cash, derivative assets and trade receivables. The Group avoids the concentration of credit risk on its liquid assets by spreading them over several financial institutions with a minimum credit rating threshold.

In relation to derivative financial instruments, the Group enters into financial instrument agreements only with counterparties meeting very stringent credit standards (a credit rating of A-/A2 or better), limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continually monitored. While the Group may be exposed to credit losses in the event of non-performance by individual counterparties of the entire group of counterparties, it has not recognised any losses with these counterparties in the past and does not anticipate material losses in the future.

All of the Group’s derivative instruments are governed by International Swaps and Derivatives Association master agreements.

The Group’s trade receivables are subject to credit limits, controls and approval procedures. Due to its large geographic base and number of customers, the Group is not exposed to material concentrations of credit risk on its trade receivables. Nevertheless, commercial counterparties are constantly monitored.

The maximum exposure to credit risk resulting from financial activities, without considering netting agreements and without taking into account any collateral held or other credit enhancements, is equal to the carrying amount of the Group’s financial assets.

Liquidity risk

Liquidity risk arises when a company encounters difficulties to meet commitments associated with liabilities and other payment obligations. Such risk may result from inadequate market depth or disruption or refinancing problems. The treasurer has established the liquidity risk management framework for the management of short-, medium- and long-term funding and liquidity management requirements. Liquidity risk is managed by maintaining adequate reserves and banking facilities and by closely monitoring forecasted and actual cash flows and, where possible, matching the maturity profiles of financial assets and liabilities. In connection with the Separation, the Group entered into a €750 million revolving credit facility with a syndicate of banks. This facility will provide financing to the Group for future periods.

The following disclosure details the Group’s remaining contractual maturities for its non-derivative financial liabilities with agreed repayment periods. The disclosures have been prepared based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The disclosures include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is based on the interest rate at the end of the period (all amounts in thousands of Euro).

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 5 years	Over 5 Years	Total
As of fiscal year 2012
Borrowings:
Senior notes	€—	€20,001	€80,002	€591,826	€691,829
Other borrowing	—	28,456	7,159	—	35,615
Trade payables	282,060	—	—	—	282,060

Total	€282,060	€48,457	€87,161	€591,826	€1,009,504

As of fiscal year 2011
Borrowings:
Eurobonds	€—	€306,750	€—	€—	€306,750
Other borrowing	19,770	29,943	17,551	8,903	76,167
Trade payables	264,711	—	—	—	264,711
Payables to Sara Lee	1,120	—	—	—	1,120

Total	€285,601	€336,693	€17,551	€8,903	€648,748

As of fiscal year 2010
Borrowings:
Eurobonds	€—	€—	€313,500	€—	€313,500
Other borrowing	9,020	—	25,794	—	34,814
Trade payables	198,301	—	—	—	198,301
Payables to Sara Lee	3,225	—	—	—	3,225

Total	€210,546	€—	€339,294	€—	€549,840

Capital Risk Management

The Group considers the following components of its balance sheet to be capital: non-current borrowings, current borrowings and equity. Prior to the Separation, Sara Lee controlled the capital risk management policy of the Group. The objectives of such policy was to safeguard the ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Following the Separation, the Group continues to manage its capital with the same objectives. The capital structure of the Group consists of debt, which includes the borrowings discussed in Note 19, cash and cash equivalents, and equity directly attributable to equity holders of the Company, comprising share capital, additional paid in capital and other reserves. Management reviews the Group’s capital structure on an ongoing basis and would consider a long term Net Debt to EBITDA leverage ratio of up to a maximum of 2.5 times as acceptable. EBITDA is defined as profit for the year before income taxes, finance income, finance costs, depreciation and amortisation.

Fair Value Estimation

For financial instruments that are carried at fair value the categories used are as follows:

•             Quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”).

•             Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (“Level 2”).

•             Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (“Level 3”).

Substantially all of our derivative assets and liabilities are valued using Level 2 valuation methods.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

There have not been any significant transfers between the different levels of financial instruments.

Management believes that the carrying amount of all other financial assets and financial liabilities recognised in the statements of financial position approximates its fair value due to:

•             the short-term nature of the instruments for all current financial assets and liabilities; and

•             the fact management believes the rates associated with the senior notes are consistent with rates for comparable borrowings at the reporting date.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Accounting Estimates and Assumptions—The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Corporate allocations (Note 1)—The financial statements include allocations for certain expenses historically maintained by Sara Lee, but not recorded in the accounts of the Group. Such items have been allocated to the Group and included in the financial statements based on the most relevant allocation method, primarily relative percentage of revenue or headcount. Management believes that this basis for allocation of expenses is reasonable.

Impairment of goodwill (Note 7)—The Group performs impairment reviews by comparing the carrying value of the cash-generating unit concerned to that cash generating unit’s recoverable amount, being the higher of the value in use and fair value less costs to sell. Value in use is a valuation derived from the discounted future cash flows of the cash-generating units. The most important estimates in determining the present value of cash flows are growth rates used to calculate revenue growth and suitable discount rates in order to determine present value.

Growth rates are based on past performance, external market growth assumptions, and forecast trading conditions by the Group’s management using a combination of Group business plans and growth assumptions into perpetuity reflecting expected long-term growth in the market. The Group determines discounts rates for its respective analyses of recoverability that are appropriate for the type, size and specific countries related to each cash-generating unit.

The Group reviews these estimates at least annually as of the date of each impairment test and believes them to be appropriate. However, changes in these estimates could change the outcomes of the impairment reviews and therefore affect future financial results, the effects of which would be recognised in the income statements, through operating profit. See Note 7 for sensitivity to these assumptions.

The carrying amount of goodwill as of fiscal years 2012, 2011 and 2010 was €187.1 million, €182.8 million and €163.4 million, respectively.

Impairment of non-financial assets other than goodwill (Note 6 and Note 7)—The Group performs impairment reviews on the carrying amounts of its non-financial assets other than goodwill compared to its recoverable amount to determine whether there is any indication that those assets are impaired. The recoverable amount is the higher of the asset’s fair value less costs to sell or value in use.

Value in use is a valuation derived from the discounted future cash flows of the cash-generating units. The most important estimates in determining the present value of cash flows are growth rates used to calculate revenue growth and suitable discount rates in order to determine present value.

During fiscal year 2012, the amount recognised for the impairment of property plant and equipment and other intangible assets other than goodwill was €7.8 million and €13.5 million, respectively. In fiscal year 2011, the amount recognised for the impairment of property, plant and equipment was €5.6 million. Any significant change in management estimates could potentially have a material impact on sales and profits in the future.

Sales recognition and incentives (Note 25)—Sales are recognised when title and risk of loss pass to the customer. As described in Note 2, the Group has a variety of sales incentives, including customer loyalty programmes, that are offered to resellers and / or consumers of its products. Measuring the fair value of these incentives requires, in many cases, estimating future customer utilisation, redemption rates and relative fair value. These incentives include coupons that have prescribed value, but where estimating customer utilisation and redemption rates is required. Historical data for similar transactions is used in estimating the fair value of incentive programmes. These estimates are reviewed each period and adjusted based upon actual experience and other available information. Additionally, the Group has a significant number of trade incentive programmes and other factors outside of its control that impact the ultimate cost of these incentives. Any significant change in these estimates could potentially have a material impact on sales and profits.

Defined benefit plans and other post-employment benefits (Note 22)—The Group sponsors defined benefit plans and provides other post-employment benefits. Assumptions are an important element in the actuarial methods that are used to measure the expense and obligations relative to employee benefits. The assumptions used include discount rate, inflation and indexation, expected return on assets, mortality, payroll increase and health-care trends. Any change in these assumptions could potentially result in a significant change to the pension assets, pension liabilities, commitments and pension costs in future periods.

Sensitivity to changes in individual parameters used in fiscal 2012 can be estimated as follows:

•             A 50 basis point decrease in the discount rate of interest would increase the defined benefit obligation by approximately €193 million;

•             A 50 basis point increase in inflation assumption would increase the defined benefit obligation by approximately €134 million;

•             A 50 basis point increase in the salary growth rate would increase the defined benefit obligation by approximately €9 million.

Income taxes (Note 21)—Due to the inherent complexities arising from the nature of the Group’s business, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made for income taxes. The Group computes income tax expense for each of the jurisdictions in which it operates. However, actual amounts of income tax due only become final upon filing and acceptance of the tax return by relevant authorities, which may not occur for several years subsequent to issuance of these financial statements.

The estimation of income taxes also includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions against future taxable income before they expire. This assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings may be affected in a subsequent period.

Restructuring provisions (Note 23)—The Group records a provision for restructuring costs when a detailed formal plan for the restructuring has been determined and the plan has been communicated to the parties that may be affected by it. The provision is based on a number of assumptions including the timing of the payments and the number of employees that will ultimately receive the termination benefits. A change in these assumptions may result in a significant change in the liability in future periods. Adjustments to previously recorded charges resulting from a change in estimate are recognised in the period in which the change is identified. Changes in estimates for fiscal years 2012, 2011 and 2010 decreased the provision by €2.0 million, €9.8 million, and €8.4 million, respectively. These changes primarily resulted from the completion of termination actions for amounts more favorable than originally estimated and from the forfeiture of termination benefits by certain employees who elected to voluntarily end their employment.

Legal provision (Note 23)—The Group is involved in certain litigation and other legal proceedings. These claims involve highly complex issues, actual damages and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain.

These assessments can involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. The Group’s assessments are based on estimates and assumptions that have been deemed reasonable by management. The Group recognises a liability for contingencies when it is more likely than not that the Group will sustain a loss and the amount can be estimated. A change in these estimates could result in a significant impact on the Group’s future results.

Critical Judgements in Applying the Group’s Accounting Policies—The following are the critical judgements, apart from those involving estimations discussed above, that management made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

Impairment of non-financial assets other than goodwill (Note 6 and Note 7)—The Group reviews the carrying amounts of its non-financial assets other than goodwill to determine whether there is any indication that those assets are impaired. In making the assessment for potential indicators of impairment, management is required to make certain judgments when determining whether events or circumstances exist that indicate the carrying amount may not be recoverable.

5.	SEGMENT INFORMATION

Management has determined the operating segments, which are consistent with the reportable segments, based on the reports reviewed by the chief operating decision maker and used to make strategic decisions. The chief operating decision maker considers the business from both a geographic and customer perspective. The performance of the business is monitored in three segments which derive their revenue primarily from the sale of coffee and tea products. The three segments include the following:

•             Retail—Western Europe, which includes product sales in four categories: multi-serve, single-serve, instant coffee and tea, conducts its retail operations in the Netherlands, Belgium, France, Denmark, Greece, Germany, the United Kingdom and Spain. In addition, the cafés the Group operates in the Netherlands report through this segment.

•             Retail—Rest of World, which includes product sales in four categories: multi-serve, single-serve, instant coffee and tea, conducts its retail operations in Brazil, Hungary, the Czech Republic, Poland, Australia, Thailand and Russia.

•             Out of Home provides liquid roast coffee products and the machines that dispense these products, as well as multi-serve coffee, instant coffee, tea and related products to businesses, hospitals, hotels, restaurants and distributors worldwide. These operations are primarily concentrated in the Netherlands, with sales predominantly in Western Europe.

The Group does not allocate certain revenue and costs to the segments. These unallocated items include primarily corporate overhead costs and unrealised mark to market gains and losses on commodity derivative financial instruments. They also include the sale of green coffee beans to third parties, which are ancillary to the business and are not directly monitored by the chief operating decision maker. These items are presented as “unallocated” in the segment information that is presented below.

The chief operating decision maker uses Adjusted EBIT to assess the performance of the reportable segments. Adjusted EBIT represents operating profit excluding the impact of any restructuring charges, impairment charges, gains and losses on the sale of assets, curtailments and past service cost, costs related to Branded Apparel and costs related to the termination of the prior Senseo agreement with Philips.

The accounting policies of the operating segments are the same as the Group’s accounting policies described in Note 2.

The segment information for fiscal year 2012 is as follows (all amounts in thousands of Euro):

	Retail— Western Europe	Retail— Rest of World	Out of Home	Unallocated	Total
Sales	€1,264,163	€759,572	€636,916	€134,367	€2,795,018

Adjusted EBIT	€209,705	€49,598	€99,754	€(37,266)	€321,791

Restructuring charges (Note 23)					(57,700)
Restructuring—related expenses					(62,956)
Termination prior Senseo agreement					(55,337)
Impairment charges					(21,303)
Branded Apparel costs					(7,905)
Other					(6,879)

Operating profit					109,711
Finance income, net					132,194
Finance costs, net					17,442
Share of profit (loss) from associate					191

Profit before tax					€259,538

Depreciation and amortisation expense	€30,598	€15,240	€35,249	€3,495	€84,582

The segment information for fiscal year 2011 is as follows (all amounts in thousands of Euro):

	Retail— Western Europe	Retail— Rest of World	Out of Home	Unallocated	Total
Sales	€1,125,329	€647,047	€634,421	€186,517	€2,593,314

Adjusted EBIT	€218,069	€44,970	€109,763	€(15,553)	€357,249

Restructuring charges (Note 23)					(25,165)
Restructuring—related expenses					(7,824)
Curtailment and past service costs					13,075
Impairment charges					(5,638)
Branded Apparel costs					(3,520)
Other					(2,918)

Operating profit					325,259
Finance income, net					91,844
Finance costs, net					(45,430)
Share of profit (loss) from associate					2,233

Profit before tax					€373,906

Depreciation and amortisation expense	€31,378	€15,025	€36,157	€3,764	€86,324

The segment information for fiscal year 2010 is as follows (all amounts in thousands of Euro):

	Retail— Western Europe	Retail— Rest of World	Out of Home	Unallocated	Total
Sales	€1,053,420	€567,803	€613,831	€78,309	€2,313,363

Adjusted EBIT	€253,259	€36,266	€108,928	€(32,329)	€366,124

Restructuring charges					(5,415)
Restructuring—related expenses					(9,088)
Branded Apparel costs					(7,927)
Other					(1,761)

Operating profit					341,933
Finance income, net					55,299
Finance costs, net					14,668
Share of profit (loss) from associate					2,702

Profit before tax					€414,602

Depreciation and amortisation expense	€31,844	€12,886	€34,596	€4,665	€83,991

The Group’s assets and liabilities are not disclosed by segment as they are not included in the segment information used by the chief operating decision maker.

The Group generates its revenue from customers around the world including Europe, Asia, Australia and Brazil. The Group’s revenue from external customers, based on the location of the selling entity, and information about its noncurrent assets (excluding noncurrent financial assets, deferred income tax assets and pension assets) based on geographic location of the assets are as follows (all amounts in thousands of Euro):

	Revenue from External Customers for the Fiscal Year Ended			Noncurrent Assets as of
	2012	2011	2010	2012	2011	2010
Countries
Netherlands	€776,259	€720,894	€725,292	€315,097	€198,891	€219,267
Brazil(1)	582,653	546,310	350,166	117,209	127,682	87,548
France	351,455	310,071	261,792	78,928	80,635	72,682
Belgium	184,157	181,665	167,493	64,339	61,882	57,730
Germany	158,615	159,209	152,010	26,915	21,175	21,061
Australia	154,079	135,489	113,232	12,474	10,761	9,820
Spain	146,562	108,059	106,143	32,328	34,955	38,454
Other	441,238	431,617	437,235	116,964	102,119	102,700

Total	€2,795,018	€2,593,314	€2,313,363	€764,254	€638,100	€609,262

(1)	Brazil includes green coffee bean sales to third parties of €134,368, €186,516 and €78,310 in fiscal years 2012, 2011 and 2010, respectively.

6.      PROPERTY, PLANT AND EQUIPMENT

The movements of the property, plant and equipment are as follows (all amounts in thousands of Euro):

	Land and Buildings	Machinery and Equipment	Construction in Progress	Other	Total
As of fiscal year 2010
Cost	€215,307	€650,104	€36,207	€40,462	€942,080
Accumulated depreciation	(114,298)	(436,694)	—	(25,444)	(576,436)

Net book amount	€101,009	€213,410	€36,207	€15,018	€365,644

Fiscal year ended 2011
Opening net book amount	€101,009	€213,410	€36,207	€15,018	€365,644
Business combination (Note 8)	5,510	4,913	—	—	10,423
Additions	500	37,227	38,990	947	77,664
Disposals	(582)	(8,537)	—	(129)	(9,248)
Foreign currency translation	(6)	562	443	14	1,013
Depreciation expense	(7,702)	(59,408)	—	(2,887)	(69,997)
Impairment charges	—	—	(5,638)	—	(5,638)
Transfers	628	29,990	(31,624)	1,006	—

Closing net book amount	€99,357	€218,157	€38,378	€13,969	€369,861

As of fiscal year 2011
Cost	€219,757	€646,567	€38,378	€42,160	€946,862
Accumulated depreciation	(120,400)	(428,410)	—	(28,191)	(577,001)

Net book amount	€99,357	€218,157	€38,378	€13,969	€369,861

Fiscal year ended 2012
Opening net book amount	€99,357	€218,157	€38,378	€13,969	€369,861
Business combination (Note 8)	2,221	1,231	2	89	3,543
Additions	969	42,520	51,804	2,072	97,365
Disposals	(3,699)	(6,091)	(87)	(411)	(10,288)
Foreign currency translation	(3,648)	(3,096)	(1,205)	(292)	(8,241)
Depreciation expense	(8,061)	(56,413)	—	(2,491)	(66,965)
Impairment charges	(1,869)	(5,686)	—	(283)	(7,838)
Transfers	10,951	24,533	(35,982)	498	—

Closing net book amount	€96,221	€215,155	€52,910	€13,151	€377,437

As of fiscal year 2012
Cost	219,233	667,695	52,910	43,804	983,643
Accumulated depreciation	(123,012)	(452,540)	—	(30,653)	(606,206)

Net book amount	€96,221	€215,155	€52,910	€13,151	€377,437

The construction in progress is primarily in Western Europe and relates to production lines and buildings.

Impairment of property, plant and equipment is included in selling, general and administrative expenses in the income statement.

Depreciation expense is included in the income statements for the fiscal years ended 2012 and 2011, as follows (all amounts in thousands of Euro):

	2012	2011
Cost of sales	€35,037	€36,611
Selling, general and administrative expenses	31,928	33,386

Total	€66,965	€69,997

The asset additions listed above include capitalised borrowing costs on qualified assets of €1.7 million, €0.7 million and €2.4 million determined based on a weighted average interest rate of 3.86%, 3.79% and 4.53%, for the fiscal years ended 2012, 2011 and 2010, respectively.

The Group has property in the Netherlands that has been pledged with a lien of €23.8 million as of fiscal years 2012, 2011 and 2010 in favour of Stichting VUDE, a foundation which guarantees the payment of early retirement allowances and payments according to social plans in the Netherlands.

The Group leases various machinery and equipment under non-cancellable operating lease agreements. The lease terms are generally between three and five years, and ownership of the assets remain with the Group. The Group has leased machinery and equipment under operating lease agreements for the following amounts (all amounts in thousands of Euro):

	2012	2011
Cost	€2,626	€4,006
Accumulated depreciation	(2,415)	(3,811)

Net book amount	€211	€195

The depreciation expense on the leased machinery and equipment recorded during the period was €0.1 million, €0.3 million and €0.9 million for the fiscal years ended 2012, 2011 and 2010, respectively.

The future aggregate minimum lease payments to be received under non-cancellable operating leases are as follows (all amounts in thousands of Euro):

	2012	2011
Not later than one year	€7,111	€10,445
Later than one year and not longer than five years	15,851	18,211
Later than five years	110	240

Total	€23,072	€28,896

7.      GOODWILL AND OTHER INTANGIBLE ASSETS

The movements of the goodwill and other intangibles assets are as follows (all amounts in thousands of Euro):

	Goodwill	Trademarks	Computer Software	Other	Total
As of fiscal year 2010
Cost	€163,433	€108,502	€134,868	€6,441	€413,244
Accumulated amortisation and impairment	—	(65,816)	(100,011)	(3,799)	(169,626)

Net book amount	€163,433	€42,686	€34,857	€2,642	€243,618

Fiscal year ended 2011
Opening net book amount	€163,433	€42,686	€34,857	€2,642	€243,618
Business combination (Note 8)	17,396	12,045	—	3,507	32,948
Additions	—	—	8,126	—	8,126
Disposals	—	—	(1,731)	(292)	(2,023)
Foreign currency translation	1,926	(218)	248	(59)	1,897
Amortisation expense	—	(6,066)	(9,549)	(712)	(16,327)

Closing net book amount	€182,755	€48,447	€31,951	€5,086	€268,239

As of fiscal year 2011
Cost	€182,755	€120,519	€141,660	€9,685	€454,619
Accumulated amortisation and impairment	—	(72,072)	(109,709)	(4,599)	(186,380)

Net book amount	€182,755	€48,447	€31,951	€5,086	€268,239

Fiscal year ended 2012
Opening net book amount	€182,755	€48,447	€31,951	€5,086	€268,239
Business combination (Note 8)	12,143	10,392	—	2,675	25,210
Additions	—	115,087	19,887	—	134,974
Disposals	—	—	—	—	—
Foreign currency translation	(7,754)	(2,700)	120	(189)	(10,523)
Amortisation expense	—	(6,535)	(10,041)	(1,041)	(17,617)
Impairment charge	—	—	(13,466)	—	(13,466)

Closing net book amount	€187,144	€164,691	€28,451	€6,531	€386,817

In March 2012 the Group entered into agreements to pay €115 million to Philips Electronics (“Philips”) to acquire its ownership interest in the Senseo coffee trademark. This acquisition provided the Group with full ownership of the Senseo trademark, which was previously co-owned with Philips. In connection with this transaction the Group also agreed to pay an additional €55 million to Philips to terminate the prior Senseo coffee equipment manufacturing agreement and to reimburse Philips for other project costs which were expensed.

Other primarily represents customer relationship intangibles acquired through business combinations.

Amortisation expense is included in the income statements as follows (all amounts in thousands of Euro):

	2012	2011
Cost of sales	€472	€420
Selling, general and administrative expenses	17,145	15,907

Total	€17,617	€16,327

The Group recognised an impairment charge of €13.5 million following the decision made to abandon certain software developments.

The Group has one indefinite-lived trademark, Hornimans, in the amount of €8 million as of each fiscal year 2012 and 2011. The Group determined that an indefinite useful life is appropriate based on an analysis of all of the relevant factors, and because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group.

Impairment Tests for Goodwill and Indefinite-Lived Trademarks—Goodwill and the indefinite-lived trademarks allocated to the Retail CGU’s for Brazil, France and Poland are considered to be significant in comparison to the total book value of goodwill for the Group as of fiscal years 2012 and 2011. The carrying amount of goodwill per CGU is as follows (all amounts in thousands of Euro):

	2012	2011
Retail CGUs
Poland	€46,110	€49,473
France	46,108	46,108
Brazil	29,581	32,235
Other	65,345	54,939

Total	€187,144	€182,755

The Group determines recoverable amounts of its CGU’s based on a consideration of the higher of a CGU’s fair value less costs to sell and its value in use. If the recoverable amount is supported by its value in use, no assessment of the fair value less costs to sell is performed. Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information, including considerations of: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, and (ii) EBIT multiples for comparable companies.

Value in use is the present value of the future cash flows expected to be derived from the CGU’s. Key assumptions used in the impairment tests for the units in the table above were sales growth rates and the rates used for discounting the projected cash flows. The Group based growth rates and margins used to estimate cash flows on past performance, external market growth assumptions, and forecast trading conditions drawn up by the Group’s management. Cash flow projections are primarily based on three-year business plans. Cash flow projections beyond that timeframe are extrapolated by applying a growth rate over the next two years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market. The Group discounts the cash flows using appropriate rates for the type and size of business and the countries concerned.

The key assumptions used by the Group for the fair value calculations for fiscal year 2012 are as follows:

	Compound Sales Growth
	Forecast Period	Extrapolation Period	Terminal Value	Discount Rate
Retail CGUs
Poland	7%	3%	2%	11.0%
France	8%	3%	2%	8.6%
Brazil	5%	4%	3%	10.4%

The key assumptions used by the Group for the fair value calculations for fiscal year 2011 are as follows:

	Compound Sales Growth
	Forecast Period	Extrapolation Period	Terminal Value	Discount Rate	EBIT Multiple
Retail CGUs
Poland	4%	3%	2%	11.9%	N/A
France	11%	3%	2%	9.7%	N/A
Brazil	10%	4%	3%	12.1%	12.0

The annual impairment testing performed by the Group each fiscal year did not result in any instance where the carrying value of the CGU including goodwill exceeded the recoverable amount. In assessing the goodwill in Brazil, in fiscal year 2012 a sensitivity analysis was performed using a 1% increase in discount rate, which would not have resulted in an impairment. Although management currently believes the beverage operations in Brazil can support the value of its recorded goodwill, a change in assumptions driven by macro-economic conditions or degradation in the Brazilian consumer coffee market that undermines the CGU’s ability to achieve targeted profit levels may result in an impairment of their recorded goodwill.

8.      BUSINESS COMBINATIONS

Fiscal year 2012 acquisitions—In December 2011, the Group acquired CoffeeCompany, a leading Dutch café store operator in the Netherlands; Tea Forte, a producer of ultra premium teas that are principally sold in the United States and Canada; the Denmark operations of House of Coffee, a leading out of home provider of coffee and tea products in Norway and Denmark. In April 2012, the Group acquired Expresso Coffee Automacao de Bebidas Quentes Ltda, an out of home provider which offers its customers a full service concept (machines, coffee and service) mainly in the Sao Paulo area.

The total consideration for these acquisitions was €23.4 million, plus a performance-based contingent purchase price payment of €1 million which was recognised as a liability. As of June 2012, the Group has estimated the contingent payment to be €1 million. As a result of the transactions, goodwill and other intangible assets of €25 million were recognised. Further adjustments could be made to this balance as the Group finalises its accounting for the acquisitions.

In December 2011, the Norway operations of the House of Coffee business were acquired by the Group’s Norwegian associate, Kaffehuset Friele, in which the Group holds a non-controlling interest.

Café Damasco—On 30 November 2010, the Group acquired 100% of the shares of Café Damasco, a Brazilian coffee company. The total purchase consideration was approximately €43.2 million, of which €24.1 million was paid at closing. The remaining consideration of Brazilian real (“R$”) 42.8 million (approximately €19.1 million at the acquisition date) is payable in installments over a five year period. The acquisition financing provided by the seller is included in Borrowings (see Note 19). The fair value of the total consideration was €37.4 million, which represents the cash paid with the acquisition financing on a discounted basis. In addition, the Group assumed outstanding borrowings of €7.1 million as part of the acquisition. The Group incurred transaction costs of €0.5 million, which were expensed at the date of acquisition.

The allocation of the net assets acquired and goodwill arising at the acquisition date are as follows (all amounts in thousands of Euro):

Working capital	€1,078
Property, plant and equipment	10,423
Trademarks	12,045
Other intangible assets	3,507
Borrowings assumed on acquisition	(7,094)
Goodwill	17,396

Total purchase price at fair value	€37,355

The purchase of Café Damasco gives the Group a stronger presence in southern Brazil. Goodwill recognised is attributable to this stronger presence in southern Brazil, the synergies to be achieved between the Group’s existing operations and those of Café Damasco, and the non-assembled structured workforce that does not qualify for recognition separate from goodwill.

The operations of Café Damasco and the related financial reporting were fully integrated upon acquisition, and as a consequence the Group has not disclosed the revenues and profit included in its results as a result of this acquisition. Additionally, limited financial information was available relative to Café Damasco prior to the acquisition date. Therefore, it is not practicable to provide disclosures related to revenue or profit as if Café Damasco had been included throughout the entire period.

9.      INVESTMENTS IN ASSOCIATE

The Group has an investment in associate, details of which are summarised below (amounts in thousands of Euro):

	2012	2011
Carrying amount at beginning of the year	€15,675	€15,161
Share of profit for the year	191	2,233
Dividends received	(588)	(2,299)
Other changes in equity	(2,711)	580

Carrying amount at end of the year	€12,567	€15,675

The investments in associate consist of an investment of approximately 45% in Kaffehuset Friele, a Norwegian company that produces coffee for distribution to out of home and retail customers. Based on its assessment of voting power and other factors of control, management concluded that it had significant influence over Kaffehuset Friele.

Summarised financial information with respect to the associate is set out below (all amounts in thousands of Euro, 100% basis).

	Assets	Liabilities	Revenues	Profit after Tax
2012	€96,841	€86,466	€109,352	€425
2011	€72,705	€55,328	€88,654	€4,962

10.    FINANCIAL INSTRUMENTS BY CATEGORY

Financial instruments by category as of fiscal year 2012 are comprised of the following (all amounts in thousands of Euro):

	Loans and Other Receivables	Asset/ liabilities at Fair Value Through the Profit and Loss	Derivatives Used for Hedging	Other Financial Liabilities at Amortised Cost	Total
Noncurrent:
Other noncurrent financial assets	€46,855	€—	€—	€—	€46,855
Current:
Trade and other receivables	421,593	—	—	—	421,593
Derivative financial instruments	—	22,268	—	—	22,268
Cash and cash equivalents	220,343	—	—	—	220,343

Total assets	688,791	€22,268	€—	€—	€711,059

Noncurrent:
Borrowings	€—	€—	€—	€528,958	€528,958
Current:
Borrowings	—	—	—	28,456	28,456
Trade and other payables	—	—	—	630,543	630,543
Derivative financial instruments	—	15,496	—	—	15,496

Total liabilities	€—	€15,496	€—	€1,187,957	€1,203,453

Financial instruments by category as of fiscal year 2011 are comprised of the following (all amounts in thousands of Euro):

	Loans and Other Receivables	Asset/ liabilities at Fair Value Through the Profit and Loss	Derivatives Used for Hedging	Other Financial Liabilities at Amortised Cost	Total
Noncurrent:
Derivative financial instruments	€—	€153	€—	€—	€153
Other noncurrent financial assets	21,322	—	—	—	21,322
Receivables from Sara Lee	494,826	—	—	—	494,826

Current:
Trade and other receivables	335,043	—	—	—	335,043
Derivative financial instruments	—	6,824	—	—	6,824
Receivables from Sara Lee	1,221,531	—	—	—	1,221,531
Cash and cash equivalents	1,342,594	—	—	—	1,342,594

Total assets	€3,415,316	€6,977	€—	€—	€3,422,293

Noncurrent:
Borrowings	€—	€—	€—	€17,316	€17,316

Current:
Borrowings	—	—	—	345,819	345,819
Trade and other payables	—	—	—	563,260	563,260
Derivative financial instruments	—	7,673	1,374	—	9,047
Payables to Sara Lee	—	—	—	1,120	1,120

Total liabilities	€—	€7,673	€1,374	€927,515	€936,562

11.    DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments, including forward exchange, futures, options and swap contracts, to manage its exposures to foreign exchange, commodity prices and interest rate risks. The use of these derivative financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the Group. The Group does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. Maturity of the interest rate, foreign exchange and commodity contracts are primarily within one year.

Information on the classification and fair values of derivatives in the statements of financial position is as follows (all amounts in thousands of Euro):

	Assets				Liabilities
	Derivative Financial Instruments (Current)		Derivative Financial Instruments (Noncurrent)		Derivative Financial Instruments (Current)		Derivative Financial Instruments (Noncurrent)
	2012	2011	2012	2011	2012	2011	2012	2011
Derivatives designated as hedging instruments:
Interest rate contracts	€—	€—	€—	€—	€—	€1,374	€—	€—

Total derivatives designated as hedging as instruments	—	—	—	—	—	1,374	—	—
Foreign exchange contracts	20,575	6,079	—	153	8,303	7,673	—	—
Commodity contracts	1,683	745	—	—	7,193	—	—	—

Total derivatives not designated as hedging instruments	22,258	6,824	—	153	15,496	7,673	—	—

Total derivatives	€22,258	€6,824	€—	€153	€15,496	€9,047	€—	€—

	Interest Rate Contracts			Foreign Exchange Contracts			Commodity Contracts			Total
	Year Ended			Year Ended			Year Ended			Year Ended
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Fair value derivatives:
Amount of derivative gain (loss) recognised in earnings(a)	€(1,603)	€(1,345)	€1,141	€—	€—	€—	€—	€—	€—	€(1,603)	€(1,345)	€1,141
Amount of hedged item gain (loss) recognised in earnings(a)	—	2,347	(429)	—	—	—	—	—	—	—	2,347	(429)
Derivatives not designated as hedging instruments:
Amount of gain (loss) recognised in cost of sales	—	—	—	—	—	—	8,384	11,075	(913)	8,384	11,075	(913)
Amount of gain (loss) recognised in finance income/expense	—	—	—	(5,642)	15,499	(9,769)	—	—	—	(7,799)	15,499	(9,769)

(a)      The amount of gain (loss) recognised in earnings on the derivative contracts and the related hedged item is reported in finance costs.

Interest rate swaps—The Group had three interest rate swaps that convert fixed-rate debt to floating rate debt. As of fiscal year 2012 there are no more interest rate swaps designated as hedging instruments due to the repayment of the fixed interest debt as well as the hedging instrument. As of fiscal year 2011 the total notional amount of the Group’s interest rate swaps was €300 million and the fixed interest on the swaps varied from 1.79% to 1.64%.

Currency forward exchange, futures and option contracts—There were no foreign exchange option contracts outstanding at the end of fiscal years 2012 and 2011. The Euro equivalent of commitments to purchase and sell foreign currencies is €1.7 billion and €1.7 billion, respectively, as of fiscal year 2012 and €1.2 billion and €1.2 billion, respectively, as of fiscal year 2011. The position primarily consists of US dollar and the contracts mature within one year.

Commodity futures and options contracts—As of fiscal years 2012 and 2011, the total notional amount of commodity futures contracts was €37.9 million and €52.8 million, respectively, and the total notional amount of commodity option contracts was €12.7 million as of fiscal year 2012 and €50.5 million as of fiscal year 2011. The notional amount of commodity futures contracts is determined by the initial cost of the contracts while the notional amount of options contracts is determined by the ratio of the change in option value to the change in the underlying hedged item.

12.    OTHER NONCURRENT FINANCIAL ASSETS

The composition of other noncurrent assets is as follows (all amounts in thousands of Euro):

	2012	2011
Lease receivables	€18,946	€18,451
Other noncurrent assets	27,909	2,871

	€46,855	€21,322

13.    INVENTORIES

The composition of inventories is as follows (all amounts in thousands of Euro):

	2012	2011
Raw materials (including packaging)	€201,027	€229,875
Work in progress	13,607	13,581
Finished goods (including Out of Home machines)	201,279	200,328

	415,913	443,784
Provision for write downs	(11,050)	(6,239)

Total	€404,863	€437,545

The changes in the provision for write downs were as follows (all amounts in thousands of Euro):

	2012	2011	2010
Carrying amount at beginning of the year	€(6,239)	€(5,517)	€(7,101)
Additions	(5,266)	(3,779)	(4,670)
Used/released	599	3,068	6,542
Currency translation differences	(144)	(11)	(288)

End of the year	€(11,050)	€(6,239)	€(5,517)

14.    TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows (all amounts in thousands of Euro):

	2012	2011
Trade receivables	€295,142	€262,040
Provision for impairment of trade receivables	(12,873)	(12,036)

Trade receivables—net	282,269	250,004
Prepaid non-income taxes	53,999	33,642
Prepaid assets	17,791	14,488
Lease receivable	9,801	10,445
Deposits	12,795	9,907
Other	44,938	16,557

	€421,593	€335,043

The changes in the provision for impairment for trade receivables were as follows (all amounts in thousands of Euro):

	2012	2011	2010
Carrying amount at beginning of the year	€12,036	€12,142	€11,131
Additions	1,703	1,508	2,065
Used	(558)	(1,708)	(1,294)
Currency translation differences	(308)	94	240

Carrying amount at end of the year	€12,873	€12,036	€12,142

The creation and release of the provision for impaired receivables have been included in selling, general and administrative expenses in the income statements. Amounts charged to the provision are generally written off when there is no expectation of recovering additional cash.

The aging analysis of trade receivables that were past due, but not impaired is as follows (all amounts in thousands of Euro):

	2012	2011
Current	232,372	168,746
Past due up to three months	51,481	71,224
Past due between three and six months	1,109	7,991
Past due more than six months	10,180	14,079

Total	€295,142	€262,040

The Group’s past due but not impaired trade receivables relate to a number of independent customers for whom there is no history of default.

15.    CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Cash in bank and on hand	€113,581	€71,020	€31,892
Short-term bank deposits	106,762	1,271,574	631,870

Cash and cash equivalents	€220,343	€1,342,594	€663,762

The amount of cash and cash equivalents on the statements of financial position (as shown above) differs from cash and cash equivalents on the statements of cash flows. For the purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and in banks, net of outstanding bank overdrafts. Cash and cash equivalents as of each fiscal year, as shown in the statements of cash flows, can be reconciled to the cash and cash equivalents shown on the statements of financial position as follows (all amounts in thousands of Euro):

	2012	2011	2010
Cash and cash equivalents	€220,343	€1,342,594	€663,762
Bank overdrafts	(5,061)	(3,545)	(5,708)

Cash and cash equivalents	€215,282	€1,339,049	€658,054

16.    SHAREHOLDERS’ EQUITY AND PARENT’S NET INVESTMENT

Prior to the consolidation of the international coffee and tea business of Sara Lee into the Company, the Group’s equity represented Sara Lee’s investment in the combined entities of the coffee and tea business, or Sara Lee’s net investment. Following the Separation, the Group’s equity represents the Company’s issued and outstanding share capital, additional paid in capital and reserves.

Prior to Separation—Parent’s Net Investment

The separate legal entities that comprise the Group were not held by a single legal entity prior to Separation and, consequently, Parent’s net investment was shown in lieu of shareholders’ equity in these financial statements. Parent’s net investment represents the cumulative net investment by Sara Lee in the Group through that date.

Impact of Separation from Sara Lee on Equity

As described in Note 1, there were a number of transactions entered into to consummate the Separation. These resulted in a reduction in parent’s net investment. In addition, as stated in Note 1, prior to the Separation the Group adjusted its income taxes as a result of the income tax balances prior to the Separation being prepared on a separate company basis as opposed to consolidated post Separation.

The following summarises the impact of the transactions related to the Separation on parent’s net investment (all amounts in millions of euro):

Impact of conversion for income taxes (see Note 1)	105.6
Assumption of net liabilities (see Note 1)	(241.6)
Contributed working capital (see Note 1)	6.0
Issuance of debt securities in exchange for international and coffee business (see Note 1)	(1,632.8)

Total	€(1,762.8)

Post Separation—Shareholders’ Equity

As described above and in Note 1, 594,859,274 shares of the Company were issued to Sara Lee shareholders in connection with the Separation. Upon the completion of the Separation, the parent’s net investment was converted into shareholders’ equity. The parent’s net investment was converted as follows:

•                 Share capital: share capital was established based on the par value of €0.12 per share for the shares issued in connection with the Separation;

•                 Additional paid in capital: the remaining parent’s net investment, after recording share capital, was reflected as additional paid in capital.

As of the end of fiscal 2012, the Company has 2,974,296,370 authorised shares and 594,859,274 outstanding shares each with a par value of €0.12. The fully paid ordinary shares carry one vote per share and a right to dividends. The Group’s ability to declare dividends is limited to distributable reserves as defined by applicable law.

17.    EARNINGS PER SHARE

Earnings per share is computed by dividing profit attributable to the shareholders of the Company by the weighted average number of common shares outstanding for the period.

The average shares outstanding, which is the number issued in connection with the Separation was 595 million.

The earnings per share for the periods prior to the Separation were computed as if the shares issued at Separation were outstanding for all periods presented.

18.    SHARE-BASED PAYMENT

The share-based payment awards included in these financial statements were granted under various plans including awards granted by Sara Lee to the Group’s employees. The compensation expense associated with the awards granted by Sara Lee has been reflected in these financial statements as the Group receives the employee services that are provided in exchange for the awards.

The Group recognised total share based compensation expense of €7.8 million, €4.6 million and €3.6 million in fiscal years 2012, 2011 and 2010, respectively. The total expense in fiscal year 2012 reflects €2.6 million related to awards under the 2012 LTIP (as defined below) and €5.2 million related to awards granted by Sara Lee to employees of the Group. The expense in fiscal year 2011 and 2010 related fully to awards granted by Sara Lee to employees of the Group.

Description of the Plans under which Awards were granted to Employees of the Group

The plans under which the awards were granted during the periods presented and the impact of the Separation on these awards are as described below.

Historical Sara Lee Plans

•                Performance Share Awards Granted by Sara Lee (“Sara Lee PSUs”)—Sara Lee granted Sara Lee PSUs to employees of the Group during fiscal year 2012. These awards vest based on the continued employment of the participants by the Group through August 2014 with the number of awards eligible to vest on that date determined based on Sara Lee’s performance during fiscal year 2012 compared to targeted financial performance established at the date of grant. The Group achieved a performance that resulted in an award of 80.06% for the performance element of the award. The obligation to settle these awards was an obligation of Sara Lee. In connection with the Separation, the obligation to settle these awards was transferred to D.E MASTER BLENDERS with the number of awards adjusted to maintain the pre-Separation intrinsic value of the Sara Lee PSUs. Accordingly, this adjustment to maintain the pre Separation intrinsic value did not result in any incremental fair value to be recognized related to these awards.

•                Restricted Stock Units Granted by Sara Lee (“Sara Lee RSUs”)—Sara Lee granted Sara Lee RSUs to certain employees of the Group to incent performance and retention over periods ranging from one to three years. Upon the achievement of defined parameters, the Sara Lee RSUs generally converted into shares of Sara Lee’s common stock on a one-for-one basis. A substantial portion of the Sara Lee RSUs vested solely upon continued service. A small portion of Sara Lee RSUs vested based upon continued future employment and the achievement of certain defined performance measures. All Sara Lee RSUs vested immediately at Separation. Sara Lee retained the obligation to settle the Sara Lee RSUs in its shares except for the RSUs granted in fiscal year 2012 to the Group’s chief executive offer (“CEO”).

In connection with the Separation, the Group assumed the obligation to settle the Sara Lee RSUs held by its CEO. The number of Sara Lee RSUs was adjusted, in a manner similar to the Sara Lee PSUs described above, to maintain the pre Separation intrinsic value of the Sara Lee RSUs.

•                Stock Options Granted by Sara Lee (“Sara Lee Stock Options”)—Sara Lee granted Sara Lee Stock Options to certain employees of the Group during fiscal year 2011 and 2010. The exercise price of each stock option equaled the market price of Sara Lee’s common stock on the date of grant and was stated in U.S. dollars. The exercise price of the option granted was in U.S. dollars. The Sara Lee Stock Options were generally exercisable over a maximum term of 10 years. The stock options generally had a cliff vesting date with the compensation expense recognised on a straight-line basis during the vesting period. Sara Lee granted the Sara Lee Stock Options directly to the Group’s employees and had the obligation to settle the awards. The Sara Lee Option holders had a choice at the Separation to either accelerate the vesting of the stock options with a six month period to exercise the stock options or to continue to hold their options based on the normal terms. In connection with the Separation, Sara Lee (subsequently renamed Hillshire Brands) retained the obligation to settle these stock options. At the time of exercise and settlement of the awards, the number of shares issued will be adjusted to preserve their pre-Separation intrinsic value.

D.E MASTER BLENDERS Plans

•                2012 Long-term Incentive Plan (“2012 LTIP”)—The 2012 LTIP was established during fiscal year 2012 to award performance share awards (“PSUs”) to employees of the Group. Under this plan, an award of PSUs may be granted to the CEO, the members of the Group’s executive committee, highly compensated executives and, potentially, other key employees designated by the remuneration committee. The vesting of these PSUs is based on the participant’s continued service with the Group for the period established in each issuance of awards and based on the Group’s total shareholder return

(the “TSR”) relative to a predefined comparative group of companies. The number of shares that will be issued in exchange for the awards is dependent on the level of the TSR relative to the comparative group of companies, with the number of shares issued in exchange of the award ranging from zero to two shares of D.E MASTER BLENDERS for each PSU.

Share Based Payment Awards Issued to Employees of the Group under the Plans

Fiscal years 2011 and 2010 Grants—During fiscal years 2011 and 2010 employees of the group were granted Sara Lee RSUs and Sara Lee Options. The number of awards and the grant date fair value are described later in this note.

Fiscal year 2012—There were awards issued to employees of the Group under various plans during fiscal year 2012. These awards are described below and reflected in the detailed disclosures provided later in this note.

•                 Sara Lee PSUs—In November 2011 and January 2012 Sara Lee granted Sara Lee PSUs to certain employees of the Group. This grant is also referred to as the 1/3 grant. As described above, the obligation to settle these awards transferred to D.E MASTER BLENDERS in connection with the Separation. The fair value of these awards was determined based on the share price of the underlying shares of Sara Lee on the grant date.

•                 Sara Lee RSUs—On 31 January 2012, Sara Lee granted Sara Lee RSUs to the Group’s CEO with a grant date fair value of €500,000. As described above, the obligation to settle the Sara Lee RSUS granted to the Group’s CEO transferred to D.E MASTER BLENDERS in connection with the Separation.

•                 2012 LTIP—During fiscal year 2012 the Group communicated to certain employees its intent to issue future awards to these individuals under the 2012 LTIP. The Group recognised compensation expense associated with these awards from the service commencement date. For awards where the service commencement date was prior to the grant data, the Group has estimated the fair value of the grant as of the future grant date to record compensation expense for fiscal year 2012. The grant date fair value of these awards will be determined applying Monte Carlo simulation.

Summary of Awards Granted to Employees of the Group by Plan

Historical Sara Lee Plans

•                 Sara Lee PSUs—Sara Lee granted 229,890, Sara Lee PSUs to employees of the Group during fiscal year 2012 with a total grant date fair value of $4.2 million. There were 22,710 of these awards forfeited during the year. As described above, the obligation to settle the Sara Lee PSU awards was assumed by D.E MASTER BLENDERS in connection with the Separation and the number of awards was adjusted to maintain the pre Separation intrinsic value.

•                 Sara Lee RSUs—A summary of the changes in the Sara Lee RSUs outstanding and issued to employees of the Group is presented below (units in thousands):

2012	Sara Lee RSUs	Weighted- Average Grant- Date Fair Value
Nonvested as of fiscal year 2011	1,594	$12.41
Granted	—	—
Vested	(1,440)	12.39
Net transfers	47	12.46
Forfeited	(201)	12.57

Nonvested as of fiscal year 2012	—	$—

In addition, 35,204 Sara Lee RSUs were granted to the Group’s CEO during fiscal 2012 with a total grant date fair value of €500,000. As noted above, the obligation to settle the Sara Lee RSUs granted to the Group’s CEO transferred to D.E MASTER BLENDERS in connection with the Separation and the number of awards was adjusted to maintain the pre Separation intrinsic value.

2011	Equity awards	Weighted- Average Grant- Date Fair Value
Nonvested as of fiscal year 2010	1,638	$12.61
Granted	517	14.72
Vested	(537)	14.79
Net transfers	76	12.68
Forfeited	(100)	15.04

Nonvested as of fiscal year 2011	1,594	$12.41

2010	Equity awards	Weighted- Average Grant- Date Fair Value
Nonvested as of fiscal year 2009	1,667	$14.68
Granted	777	9.96
Vested	(439)	14.39
Net transfers	(114)	14.71
Forfeited	(253)	14.07

Nonvested as of fiscal year 2010	1,638	$12.61

•                 Sara Lee RSUs granted to employees that were employed by Sara Lee prior to the Separation and transferred in or out of the Group are reflected in net transfers above. The Group recognises an expense only for the portion of the vesting period in which the employee is employed by the Group and any associated amount transferred in or out as a result of transfers is reflected within the change in parent’s net investment.

•                 Sara Lee Stock Options—A summary of the changes in stock options outstanding to the Group’s employees under the Sara Lee stock option plans is presented below (options in thousands):

2012	Options	Weighted Average Exercise Price	Range of Exercise Prices for Outstanding Options at Year End	Weighted-Average Remaining Contractual Term (Years)
Options outstanding as of fiscal 2011	3,272	$15.64	$9.79 – 22.09	4.3
Forfeited	(150)	11.00	—	—
Exercised	(1,554)	16.37	—	—
Expired	(510)	18.81	—	—
To be settled by Sara Lee after Separation	(1,058)	13.68	—	—

Options outstanding as of fiscal year 2012	—

Options exercisable as of fiscal year 2012	—

2011	Options	Weighted Average Exercise Price	Range of Exercise Prices for Outstanding Options at Year End	Weighted-Average Remaining Contractual Term (Years)
Options outstanding as of fiscal year 2010	3,258	$15.91	$8.48 – 26.89	4.3
Granted	376	14.75	—	—
Forfeited	(108)	16.16	—	—
Exercised	(220)	17.66	—	—
Expired	(34)	17.19	—	—

Options outstanding as of fiscal year 2011	3,272	$15.64	$9.79 - 22.09	4.3

Options exercisable as of fiscal year 2011	2,387		$14.32 – 22.09

2010	Options	Weighted Average Exercise Price	Range of Exercise Prices for Outstanding Options at Year End	Weighted-Average Remaining Contractual Term (Years)
Options outstanding as of fiscal year 2009	4,400	$17.55	$8.48 – 26.89	2.8
Granted	642	9.84	—	—
Forfeited	(774)	17.74	—	—
Exercised	(225)	13.32	—	—
Expired	(785)	19.06	—	—

Options outstanding as of fiscal year 2010	3,258	$15.91	$8.48 - 22.09	4.3

Options exercisable as of fiscal year 2010	2,387		$8.48 – 22.09

The obligation to settle the stock options will remain the responsibility of Sara Lee and the Group has no responsibility to settle any element of the awards post Separation.

The weighted-average share prices at grant date during the period were $14.75 and $9.84 for the fiscal years 2011 and 2010, respectively. The weighted-average exercise prices for share options exercised during the period were $16.37, $17.66 and $13.32 for the fiscal years 2012, 2011 and 2010, respectively. The weighted-average share prices at the date of exercise for share options exercised during the period were $20.90, $19.02 and $14.08 for the fiscal years 2012, 2011 and 2010, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2011	2010
Weighted-average expected lives	7.2 years	8.0 years
Weighted-average risk-free interest rates	2.08%	3.03%
Weighted-average expected volatility	28.00%	27.20%
Dividend yield	2.90%	4.40%

Sara Lee used a historical volatility for a period of time that was comparable to the expected life of the option to determine volatility assumptions. The weighted-average grant date fair values of options granted were $3.21 and $1.81 for the fiscal years 2011 and 2010, respectively. No options were granted during fiscal year 2012.

D.E MASTER BLENDERS Plans

•                 2012 LTIP—The Group communicated to certain employees a commitment to issue awards with a value of €11.4 million. In addition, Sara Lee committed to its executive chairman, who is now the Group’s non-executive chairman, that he would be granted awards with value of €1.75 million to which the 2012 LTIP terms would also apply. The Group recorded compensation expense of €2.6 million in fiscal year 2012 for the services received between the award commitment date and the end of fiscal year 2012.

Summary of D.E MASTER BLENDERS Obligations

As described above, the obligation to settle all Sara Lee PSUs and the obligation to settle the Sara Lee RSUs issued in fiscal year 2012 to the Group’s CEO were transferred to D.E MASTER BLENDERS in connection with the Separation. The number of awards was adjusted to maintain the pre Separation intrinsic value of the awards.

The maximum number of shares D.E MASTER BLENDERS would need to deliver to settle the Sara Lee PSUs is 309,789, which may decrease dependent on the achievement of the continued service vesting conditions described above.

The number of shares D.E MASTER BLENDERS will be required to deliver to settle the Sara Lee RSUs issued to the Group’s CEO is 59,254.

D.E MASTER BLENDERS also assumed the obligation to settle the following awards granted by Sara Lee prior to the Separation:

•                 Awards held by the executive chairman of Sara Lee: Sara Lee issued certain performance share awards and restricted share awards to the executive chairman of the Sara Lee board of directors who is also now the non-executive chairman of the Group. In connection with the Separation Sara Lee assumed the obligation to settle the 136,934 vested awards. These awards were adjusted at the time of the Separation to maintain the pre Separation intrinsic value. D.E MASTER BLENDERS will be required to deliver 207,503 of its shares to settle these awards.

•                 Awards held by the non employee directors of Sara Lee: The non employee directors of Sara Lee held Sara Lee RSUs at the time of Separation. The awards held by these individuals were not settled at the time of Separation but will instead be settled six months after the termination of their membership on the post Separation board of Sara Lee. The obligation to settle these Sara Lee RSUs was retained by Sara Lee. In order to maintain the pre Separation intrinsic value of these awards, an additional award was issued to these individuals in connection with the Separation. D.E MASTER BLENDERS is required to settle the additional award. The number of shares to be issued under these awards was adjusted to maintain the pre Separation intrinsic value. As the new award did not result in any additional fair value to the participant, there was no expense associated with the award. D.E MASTER BLENDERS will be required to deliver 776,057 shares to settle its obligation associated with these awards.

The Group will also be responsible for the ultimate settlement of the awards that it has committed to issuing under the 2012 LTIP.

As of the end of fiscal 2012, the number of shares D.E MASTER BLENDERS is obligated to deliver to settle the awards described above is 1,352,603. This does not reflect awards that D.E MASTER BLENDERS was committed to issue under the 2012 LTIP that were not yet granted at the end of fiscal 2012.

19.    BORROWINGS

The Group’s borrowings are summarised in the following table (all amounts in thousands of Euro):

	Maturity	Currency	2012		2011
	Date	denomination	Current	Non-Current	Current	Non-Current

3.60% Series A Senior Notes	May 2019	US Dollars	€—	€186,615	€—	€—
3.81% Series B Senior Notes	May 2020	US Dollars	—	96,525	—	—
4.03% Series C Senior Notes	May 2021	US Dollars	—	99,743	—	—
4.20% Series D Senior Notes	May 2022	US Dollars	—	139,961	—	—
Debt issuance costs	Various	US Dollars	—	(1,206)	—	—
Eurobonds	March 2012	Euros	—	—	297,342	—
Brazilian real borrowings	2012–2019	Brazilian Real	25,136	—	19,770	7,094
Acquisition financing	Various	Brazilian Real	3,320	7,158	28,707	10,222
Other financing	Various	Various	—	162	—	—

Total borrowings			€28,456	€528,958	€345,819	€17,316

Senior notes—On 15 May 2012, the Group issued $2.1 billion (approximately €1.6 billion) of senior notes to Sara Lee. In connection with the Separation, the Group transferred approximately $1.45 billion (approximately €1.1 billion) of these notes through a non-cash settlement of certain receivables from Sara Lee. The remaining $650 million (approximately €522.8 million) remained outstanding and was transferred by Sara Lee to other third parties in settlement of notes issued by Sara Lee with identical terms.

Interest is payable on these notes semi-annually beginning in November 2012 and may be prepaid at any time on or after 15 May 2017. The Group is required to offer prepayment of all debt securities when a change of control occurs, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of prepayment. The notes contain several covenants including: limiting the Group’s ability to consolidate  or merge with another entity, limiting the transfer or lease of substantially all of the Group’s assets and limiting any other unannounced material change in the group or its members.

Issuance costs of $1.5 million (approximately €1.2 million at the date of issuance) were incurred upon issuance of the notes.

Eurobonds—On 20 March 2010, the Group issued €300 million of bonds guaranteed by Sara Lee, which were scheduled to mature in March 2012. The bonds were issued at a fixed rate of 2.25% and were effectively converted into variable rate debt using interest rate swaps. The Eurobonds matured on 30 March 2012 and were fully repaid.

Brazilian real borrowings—The Group uses bank loans to meet short-term working capital needs, which are generally 8-12 months in duration and have a variable interest rate linked to the interbank borrowing rate. In addition, the Group utilises bank loans, which are subsidised under a government regulated program, during the year that carry an average interest rate of 4.5% — 9.5%.

Acquisition financing—In connection with the acquisition of Café Damasco in fiscal year 2011, the Group entered into financing arrangements with the sellers under which a portion of the purchase price is paid in future periods. In connection with the Café Damasco acquisition, 42.8 million Brazilian Real (approximately €19.1 million at the acquisition date), is payable to the seller ratably over five years. The liability was recorded at fair value of 29.8 million Brazilian Real (approximately €13.3 million) at the date of acquisition based on a discount rate of 13.9%. The fair value of the obligation is €10.5 million at the end of fiscal 2012 and €14.2 million at the end of fiscal 2011. Approximately €3.3 million of the liability is classified as current debt for fiscal year 2012 and the remainder as noncurrent.

In connection with the Separation, the Group also entered into the following:

•                  Bridge loans—On 29 May 2012, the Group entered into two senior unsecured loan agreements with several lenders for $1.8 billion each, bearing interest of Libor plus 1.25% per annum. The first loan was used to fund the special dividend described in Note 1. The proceeds from the second bridge loan were used to repay the first bridge loan. The second bridge loan was fully repaid using available cash on 29 June 2012 within the Group. Issuance fees of $3 million and interest expense of $0.14 million were incurred in relation to these loans during fiscal year 2012 and were recognised in the income statement.

•                  Revolving credit facility—On 22 May 2012, the Group entered into a five-year revolving credit facility in the amount of €750 million to fund short-term working capital requirements. Fees were paid on the establishment of the facility of €3.6 million. The facility bears interest of Euribor plus 0.85% based on the Company’s current credit rating and to the extent applicable certain mandatory costs. The facility is subject to a commitment fee on undrawn amounts equal to 35% of the margin based on the Company’s then applicable credit rating. As at 30 June 2012, the Group has €750 million of undrawn and available funds under this facility.

The senior notes and the revolving credit facility have certain restrictive financial covenants which are to be calculated and tested semi-annually. The total net debt must not exceed 3.5 times Adjusted EBITDA. The covenant calculations are based on contractually determined calculations based on figures that cannot be directly reconciled with these financial statements. In addition, the senior notes and the revolving credit facility have behavioural covenants including financial reporting deadlines, limitations on disposal of assets and other operational covenants. The Group has to be in compliance with these covenants as of fiscal year 2013.

20.    TRADE AND OTHER PAYABLES

The composition of trade and other payables is as follows (all amounts in thousands of Euro):

	2012	2011
Trade payables	€282,060	€264,711
Accrued payroll and benefits	102,469	94,342
Accrued marketing costs	105,040	94,706
Non-income taxes payable	28,612	32,102
Deferred income-current (Note 22)	26,034	23,196
Bank overdrafts	5,061	3,545
Other	81,267	50,658

	€630,543	€563,260

21.    INCOME TAXES

The Group’s income tax expense is summarised as follows (all amounts in thousands of Euro):

	2012	2011	2010
Current tax expense	€87,104	€94,775	€134,806
Deferred tax expense	40,243	15,888	40,053

Income tax expense	€127,347	€110,663	€174,859

The Group’s effective tax rate differs from the amount that would arise using the weighted-average statutory tax rate applicable to profits of the legal entities that comprise the Group as follows:

	2012	2011	2010
Tax at weighted-average statutory rate	24.2%	23.2%	21.8%
Tax exempt and non-taxable income	(10.7)%	(7.1)%	(9.0)%
Non-deductible expenses	5.2%	0.3%	0.8%
Unrecognised tax losses	4.7%	3.5%	4.5%
Recognition of previously unrecorded tax losses	(1.6)%	—	(6.0)%
Uncertain tax liabilities and tax audit adjustments	3.7%	1.0%	17.8%
Recapture and repatriation taxes	20.7%	8.6%	12.3%
Other	2.9%	0.1%	—

Effective tax rate	49.1%	29.6%	42.2%

The variation in the Group’s effective tax rate during the fiscal years presented is primarily due to specific tax events that occurred in fiscal year 2012 and 2010 that did not occur in fiscal year 2011. The line-items below provide an explanation of the significant rate differences between fiscal year 2012 versus fiscal year 2011 and fiscal year 2011 versus fiscal year 2010:

Non-deductible expenses—In fiscal year 2012, the Group incurred non-deductible expenses in certain jurisdictions relating to the identified accounting irregularities (see also Note 1 restatement of prior financial statements), non-recoverable withholding taxes and costs made associated to loan settlements.

Recognition of previously unrecorded tax losses—The increase in the Group’s fiscal year 2010 effective tax rate were partially offset by the recognition of previously unrecorded deferred tax assets as a consequence of profitable operations and revised assessments of the ability to utilise the deferred tax assets in certain jurisdictions.

Uncertain tax liabilities and tax audit adjustments—During fiscal year 2012, the Group recorded an increase to the uncertain tax liabilities primarily with regard to a tax assessment received in Brazil in fiscal year 2012 (see Note 28). This increase was offset with releases to the uncertain tax liabilities relating to other jurisdictions resulting in a net impact to tax expense of €9.6 million. An uncertain tax liability is recognised based on the Group’s estimate of the amount that is likely to be paid in relation to each individual tax exposure. The uncertain tax liabilities are reassessed each period based on additional facts and modified as appropriate.

In fiscal year 2010, the Group recorded an uncertain tax liability related to a potential tax liability associated with operations in Belgium that the Group sold to a third party in 1997. The third party buyer declared bankruptcy and did not pay an approximate €30 million Belgian tax liability. During fiscal year 2010, as a consequence of the actions by the Belgian state prosecutor, the Group recorded an uncertain tax liability of €31.7 million related to this liability. During fiscal year 2011, the Group resolved this matter and paid the liability.

The Group’s uncertain tax liabilities were also impacted by a change in uncertain tax liabilities recorded in prior periods. During fiscal year 2010, the Group recorded an increase in previously recorded uncertain tax liabilities of €30.7 million.

Recapture and repatriation taxes—The Group’s tax expense related to recapture and repatriation tax increased during fiscal year 2012. The Group decided to increase, in the future, the repatriation of available cash and therefore reevaluated its tax liabilities associated with the repatriation of cash. These additional recapture taxes along with repatriation taxes resulted in income tax expense of €53.7 million during fiscal year 2012.

The Group’s tax expense related to recapture and repatriation tax was impacted in fiscal year 2010 as the result of a decision made in the fiscal year to no longer reinvest amounts from certain jurisdictions, which resulted in the recognition of additional recapture taxes. This was partially offset by a decrease in the estimated repatriation taxes due to events which occurred during the period. The net impact of these items on the Group’s income tax expense was €50.8 million.

Deferred Income Taxes

The analysis of deferred income tax assets and liabilities is as follows (all amounts in thousands of Euro):

	2012	2011
Deferred income tax assets	€122,657	€110,838
Deferred income tax liabilities	(78,502)	(87,121)

Net deferred income tax	€44,155	€23,717

The movement in total deferred income taxes is as follows (all amounts in thousands of Euro):

	2012	2011
Beginning of year	€23,717	€27,216
Deferred tax (expense)	(40,243)	(15,888)
Tax (charge) / credit relating to components of other comprehensive income	30,883	11,913
Charged directly to equity as a result of a separation	33,520	—
Acquisition of subsidiary	—	(207)
Exchange differences	(3,722)	683

End of year	€44,155	€23,717

The movement in deferred income tax assets and liabilities during fiscal year 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows (all amounts in thousands of Euro):

	Opening Balance	(Charged) Credited to the Income Statement	(Charged) Credited to Other Comprehensive Income	(Charged) Credited directly to Equity	Business Combination	Exchange Differences	Closing Balance
Deferred income tax assets:
Property, plant, and equipment	€(835)	€18,726	€—	€—	€—	€168	€18,059
Nondeductible provisions	13,696	11,760	—	—	—	(641)	24,815
Net operating loss and other tax carry forwards	78,772	(12,264)	—	(7,388)	—	(3,545)	55,575
Noncurrent prepaid and deferred assets	—	9,500	—	4,583	—	—	14,083
Other	7,019	(951)	—	4,335	—	(278)	10,125

Total deferred income tax assets	€98,652	€26,771	€—	€1,530	€—	€(4,296)	€122,657

	Opening Balance	Charged (Credited) to the Income Statement	Charged (Credited) to Other Comprehensive Income	(Charged) Credited directly to Equity	Business Combination	Exchange Differences	Closing Balance
Deferred income tax liabilities:
Goodwill and other intangibles	€6,729	€3,964	€—	€—	€—	€(331)	€10,362
Recapture of previously reported tax benefits	54,702	29,321	—	(27,864)	—	—	56,159
Retirement benefit obligations	(11,351)	49,186	(30,883)	2,804	—	196	9,952
Inventory	15,015	(6,314)	—	(6,930)	—	(80)	1,691
Other	9,840	(9,143)	—	—	—	(359)	338

Total deferred income tax liabilities	€74,935	€67,014	€(30,883)	€(31,990)	€—	€(574)	€78,502

As a result of jurisdictional netting between deferred income tax assets and deferred income tax liabilities, the closing balances show a difference for both the deferred income tax assets and the deferred income tax liabilities for the amount of €31.2 million compared to the amounts reported in the consolidated statements of the financial position (see page F-5).

The opening balance of the fiscal year 2012 movement schedules for deferred income tax assets and deferred income tax liabilities show a difference of €12.2 million with the ending balance of fiscal year 2011. The difference is the result of the transfer of the retirement benefit obligations in fiscal year 2012 from deferred tax assets to deferred tax liabilities, since the category resulted in a deferred tax liability at the end of fiscal year 2012.

As described in Note 1 and Note 16, a number of financial impacts resulted from the Separation. One of the tax impacts of the Separation was a net increase to deferred tax assets of €33.5 million due to the differences in the basis of preparation between the 2011 and 2012 statements of financial position. Of the €33.5 million, €2.8 million relates to net liabilities assumed from Sara Lee in Note 1 and €36.3 million is included in the impact of the conversion for income taxes as explained in Note 16. These adjustments are reflected in the 2012 rollforward of deferred tax balances as amounts charged directly to equity.

The movement in deferred income tax assets and liabilities during fiscal year 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows (all amounts in thousands of Euro):

	Opening Balance	(Charged) Credited to the Income Statement	(Charged) Credited to Other Comprehensive Income	Business Combination	Exchange Differences	Closing Balance
Deferred income tax assets:
Nondeductible provisions	€17,542	€(4,196)	€—	€—	€350	€13,696
Net operating loss and other tax carry forwards	60,417	18,392	—	—	(37)	78,772
Retirement benefit obligations	8,252	(8,868)	11,913	—	54	11,351
Other	8,000	(819)	—	—	(162)	7,019

Total deferred income tax assets	€94,211	€4,509	€11,913	€—	€205	€110,838

	Opening Balance	Charged (Credited) to the Income Statement	Charged (Credited) to Other Comprehensive Income	Business Combination	Exchange Differences	Closing Balance
Deferred income tax liabilities:
Property, plant, and equipment	€4,249	€(3,200)	€—	€—	€(214)	€835
Goodwill and other intangibles	6,830	(101)	—	—	—	6,729
Recapture of previously claimed tax benefits	51,527	3,175	—	—	—	54,702
Inventory	643	14,693	—	—	(321)	15,015
Other	3,746	5,830	—	207	57	9,840

Total deferred income tax liabilities	€66,995	€20,397	€—	€207	€(478)	€87,121

The tax (charge) credit relating to components of other comprehensive income is as follows (all amounts in thousands of Euro):

	2012			2011
	Before Tax	Tax (Charge) Credit	After Tax	Before Tax	Tax (Charge) Credit	After Tax
Currency translation adjustments	€47,499	€—	€47,499	€(2,225)	€—	€(2,225)
Retirement benefit obligation related items	(53,967)	30,883	(23,084)	(11,731)	11,913	182

Other comprehensive income (loss)	€(6,468)	€30,883	€24,415	€(13,956)	€11,913	€(2,043)

These tax amounts are all deferred taxes.

The Group has €728.5 million of tax losses in the jurisdictions in which it operates that are available to offset future taxable income. These losses expire as follows (amounts in thousands of Euro):

Fiscal year 2013	€632
Fiscal year 2014	2,511
Fiscal year 2015	1,888
Fiscal year 2016	2,512
Fiscal year 2017	10,674
Fiscal year 2018	20,602
Fiscal year 2019	11,986
Fiscal year 2020	6,852
Fiscal year 2022 and beyond	23,370
No expiration	647,503

Total	€728,530

The tax effect of these losses was €203.3 million, for which D.E MASTER BLENDERS had recognised €55.6 million as a deferred tax asset as of fiscal year 2012 based on the expectation of future taxable earnings. Please note that the losses as per fiscal year 2012 differ from the losses reported in fiscal years 2011 and 2010 as these latter years reflected carved out figures from Sara Lee. As such, this deferred tax asset was a reasonable reflection of what would have existed if the expenses reported on those financial statements were actually incurred and reported on the prior tax returns filed by the legal entities which comprise the Group.

The Group has total unrecognised deferred income tax assets, including the unrecognised tax losses, described above, and other temporary differences, of €147.7 million and €278.5 million as of fiscal years 2012 and 2011, respectively.

The Group’s tax expense includes €53.7 million, €32.0 million and €50.8 million in fiscal years 2012, 2011 and 2010, respectively, related to recapture and repatriation tax liabilities that are expected to be paid when certain cash balances are repatriated, as well as non-U.S. earnings subject to U.S. tax currently. While a portion of these expenses were incurred historically by Sara Lee, they resulted from the Group’s operations and the Group is incurring similar expenses through the date of Separation. As such, these expenses have been reflected in the Group’s financial statements as an allocation of tax expense for the periods presented herein. Aside from the amount the Group intends to repatriate the Group intends to continue to reinvest its earnings for the foreseeable future and, therefore, has not recognised tax expense on these earnings.

22.    RETIREMENT BENEFIT OBLIGATIONS

The Group operates a number of defined benefit and defined contribution plans for its employees.

Defined Contribution Plans

The Group sponsors defined contribution plans for its employees. The Group’s cost is determined by the contributions to these plans and is recorded when it becomes due. The amount of expense recognised during the fiscal years 2012, 2011 and 2010 was €3.3 million, €2.6 million and €2.4 million, respectively.

Defined Benefit Plans (Pension and Post-Employment Medical)

The Group sponsors defined benefit plans in several countries, with the most significant plans in the Netherlands and the U.K. The Group’s plans include pension plans and post-employment medical benefit plans. These plans are funded by contributions from the employees and the relevant Group entities, taking into account applicable government regulations and the recommendations of independent, qualified actuaries.

The majority of plans have plan assets held in trusts, foundations or similar entities, governed by local regulations and practice in each country. The assets for these plans are generally held in separate trustee administered funds. The benefits provided to employees under these plans are based primarily on years of service and compensation levels.

A summary of the amounts recognised in the financial statements related to the pension benefit plans and post-employment medical plans is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Asset recorded on the statements of financial position:
Defined benefit obligation	(2,311,263)	(1,888,845)	(423)
Fair value of plan assets	2,526,172	2,059,866	1,055

Defined benefit plans with surplus	214,909	171,021	632
Restrictions to defined benefit asset due to the asset ceiling	(64,716)	(158,225)	—

Defined benefit asset recognised	150,193	12,796	632

Liability recorded on the statements of financial position:
Defined benefit obligation of funded plans	(256,828)	(65,642)	(2,122,837)
Fair value of plan assets	190,131	43,540	2,027,566

Funded defined benefit plans with a deficit	(66,697)	(22,102)	(95,271)
Defined benefit obligation of unfunded plans	(37,252)	(4,184)	(3,316)

Defined benefit plans with a deficit	(103,949)	(26,286)	(98,587)
Defined benefit obligation—post-employment medical benefits	(5,512)	(5,970)	(7,428)

Defined benefit liability recognised	(109,461)	(32,256)	(106,015)

The following provides detailed disclosures regarding the pension plans and the post-employment medical plans.

Pension Benefits—The reconciliation of the amounts recognised in the table above to the total defined benefit obligation and fair value of plan assets is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Defined benefit obligation of plans with a surplus	(2,311,263)	(1,888,845)	(423)
Defined benefit obligation of funded plans with a deficit	(256,828)	(65,642)	(2,122,837)
Defined benefit obligation of unfunded plans	(37,252)	(4,184)	(3,316)

Total defined benefit obligation	(2,605,343)	(1,958,671)	(2,126,576)

Fair value of plan assets of plans with a surplus	2,526,172	2,059,866	1,055
Fair value of plan assets of plans with a deficit	190,131	43,540	2,027,566

Total fair value of plan assets	2,716,303	2,103,406	2,028,621

Net defined benefit position	110,960	144,735	(97,955)

Of which presented as:
Defined benefit plans with a surplus	214,909	171,021	632
Defined benefit plans with a deficit	(103,949)	(26,286)	(98,587)

	110,960	144,735	97,955

The movement in the defined benefit obligation over the year is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Defined benefit obligation at the beginning of the period	€1,958,671	€2,126,576	€1,712,453
Employer service costs	18,828	19,098	17,615
Interest costs	115,042	105,082	110,247
Plan participants’ contributions	1,213	1,162	1,492
Net actuarial (gain) or loss	302,055	(105,702)	349,503
Foreign currency translation	115,128	(82,377)	30,080
Benefits paid	(101,915)	(91,939)	(94,868)
Acquisition/business combination/divestiture	—	(293)	(3)
Past service costs	352	(13,075)	—
Impact of Separation	220,363	—	—
Other	(24,394)	139	57

Defined benefit obligation at the end of the period	€2,605,343	€1,958,671	€2,126,576

The movement in the fair value of plan assets is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Fair value of plan assets at the beginning of the period	€2,103,406	€2,028,621	€1,727,686
Employer contributions	150,391	77,875	82,023
Plan participants’ contributions	1,213	1,162	1,492
Benefits paid	(101,915)	(91,939)	(94,868)
Expected return on assets	153,388	132,026	117,982
Asset gain or (loss)	155,252	33,730	167,616
Foreign currency translation	117,240	(77,624)	27,546
Acquisition/business combination/divestiture	—	(447)	(856)
Impact of Separation	165,399	—	—
Other	(28,071)	2	—

Fair value of plan assets at current period end	€2,716,303	€2,103,406	€2,028,621

The amounts recognised in the income statements are as follows (all amounts in thousands of Euro):

	2012	2011	2010
Employer service cost	€18,828	€19,098	€17,615
Past service costs	352	(13,075)	—
Interest costs	115,042	105,082	110,247
Expected return on assets	(153,388)	(132,026)	(117,982)
Other	14	25	(9)

Total benefit expense (income)	€(19,152)	€(20,896)	€9,871

Of the total benefit expense (income), €19.2 million, €6.0 million and €17.6 million of expense is recognised within operating income and €38.3 million, €26.9 million and €7.7 million of income is recognised within finance income in fiscal years 2012, 2011 and 2010, respectively.

Past service cost recognised in fiscal year 2011 relates to a change in the grant of post-employment benefits to employees in the Netherlands, primarily modifying indexation and the threshold to participate in the defined benefit plan.

The amounts recognised in the statements of comprehensive income are as follows (all amounts in thousands of Euro):

	2012	2011	2010
Beginning of the year	€245,296	€232,837	€133,064
Actuarial (gains) / losses on the defined benefit obligation	302,055	(105,702)	349,503
Actuarial (gains) / losses on the plan assets	(155,252)	(33,730)	(167,616)
Restrictions to defined asset due to the asset ceiling	(97,218)	158,225	(83,781)
Foreign currency translation	3,938	(6,334)	1,667

End of year	€298,819	€245,296	€232,837

The experience adjustments for each year are as follows and relate to the plans included in the statements of financial position at the end of that year:

	2012	2011	2010
Liability (gain) or loss due to experience	€20,341	€(3,445)	€(77,421)
Liability (gain) or loss due to assumptions changes	281,714	(102,257)	426,924

Actuarial (gains) / losses on the defined benefit obligation	302,055	(105,702)	349,503
Asset (gain) or loss due to experience	(155,252)	(33,730)	(167,616)

Actuarial (gain) or loss recognised	€146,803	€(139,432)	€181,887

The weighted-average actual assumptions used in measuring the net periodic benefit costs of the next fiscal year and plan obligations at the end of the fiscal year are as follows:

	2012	2011	2010	2009
Discount rate	4.38%	5.61%	5.15%	6.43%
Inflation rate	2.45%	2.67%	2.57%	2.48%
Expected return on plan assets	5.70%	6.72%	6.62%	6.71%
Future salary increases	2.99%	3.09%	3.28%	3.25%

The discount rate is determined by utilising a yield curve based on high-quality, fixed-income investments that have an AA bond rating to discount the expected future benefit payments to plan participants. Salary increase assumptions are based upon historical experience and anticipated future management actions.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the most important countries are based on the following post-retirement mortality tables:

•                  U.K.: Self Administrated Pension Schemes mortality tables issued by the Continues Mortality Investigation committee.

•                  The Netherlands: Prognoses table 2010-2060 as published by the Dutch Society of Actuaries with Towers Watson 2010 Mortality Experience.

The pension plan asset allocation differs per plan. On a weighted average basis, the allocation was as follows:

	2012	2011	2010	2009
Equity instruments	23.6%	25.6%	24.0%	19.8%
Bond instruments	39.3%	37.6%	40.2%	71.5%
Property	1.6%	2.3%	3.5%	3.4%
Other	35.5%	34.5%	32.3%	5.3%

	100%	100%	100%	100%

Investment strategies are based on the composition of the plan liabilities. With the aid of asset liability management modeling, analyses are made of possible future economic scenarios and investment portfolios. Based on these analyses, investment strategies are determined for each plan to produce optimal investment returns at acceptable funding ratio risk levels. Less favourable years can be part of these scenarios. The strategic targets changed substantially from 2009 since one of the Group’s pension plans in the United Kingdom with significant assets is inactive and therefore the plan assets are invested in fixed income securities and cash instruments only, which are included in “Other” in the table above. Currently the strategic targets for the Group’s main active pension fund are: 30% equity securities (including equity derivatives and forward currency contracts), 60% debt securities and 10% other investments, cash included. Pension assets do not include any investments in shares of the Group or Sara Lee.

The expected return on plan assets is determined as a weighted-average rate of return based on the current and projected investment portfolio mix of each plan, taking into account the corresponding long-term yields for the separate asset categories, which depend on components such as the risk-free rate of return in real terms, expected inflation and expected risk and liquidity premiums. In addition, actual long-term historical return information is taken into account. The actual return on plan assets resulted in gains of €308.6 million, €165.8 million and €285.6 million for fiscal years 2012, 2011 and 2010 respectively.

Expected cash contributions to post-employment benefit plans for fiscal 2013 are €82.1 million. The exact amount of cash contributions made to pension plans in any year is dependent on a number of factors including minimum funding requirements in the jurisdictions in which the Group operates and arrangements made with the trustees of plans.

During fiscal year 2006, the Group entered into an agreement with the plan trustee to fund certain U.K. pension obligations by 2015. During fiscal year 2011, we entered into an agreement to fund another section of the plan by March 2024. The employer will pay such amounts as are assessed to be needed such that the assets are sufficient to buy out in full the liabilities of the section as at 31 March 2024. The expected fiscal year 2013 contributions shown above reflect the amounts agreed upon for these U.K. plans. Subsequent to 2015, the Group has agreed to keep such plans funded in accordance with local funding standards.

Post-Employment Medical Benefits—The Group operates a post-employment medical benefit scheme in the Netherlands. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes. This medical plan is an allowance type plan, which provides a fixed amount of benefits, and therefore does not assume any health care cost. The plan is unfunded.

The movement in the defined benefit obligation is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Defined benefit obligation at the beginning of the period	€5,970	€7,428	€7,414
Employer service costs	—	4	5
Interest costs	316	336	446
Net actuarial (gain) or loss	443	(728)	1,051
Benefits paid	(1,217)	(1,072)	(1,492)
Curtailment and past service costs	—	—	—
Other	—	2	4

Defined benefit obligation at the end of the period	€5,512	€5,970	€7,428

The amounts recognised in the income statements are as follows (all amounts in thousands of Euro):

	2012	2011	2010
Recognised within operating income:
Employer service costs	€—	€4	€5
Recognised within finance income and expense:
Interest costs	316	336	446

Total benefit expense or (income)	€316	€340	€451

Expected contributions for the post-employment medical plans for fiscal year 2013 are €1.2 million.

The cumulative actuarial (gains) and losses recognised in the statements of comprehensive income are as follows (all amounts in thousands of Euros):

	2012	2011	2010
Beginning of the year	€(831)	€(103)	€(1,154)
Actuarial (gains) / losses on the defined benefit obligation	443	(728)	1,051

End of the year	€(388)	€(831)	€(103)

The weighted-average actual assumptions used in measuring the net periodic benefit costs and plan obligations of the post-employee medical benefits are as follows:

	2012	2011	2010	2009
Discount rate	4.14%	5.71%	4.94%	6.49%
Inflation rate	2.00%	2.00%	2.00%	2.00%
Future salary increases	2.75%	2.75%	3.00%	3.00%

23.    PROVISIONS

The change in provisions was as follows (all amounts in thousands of Euro):

	Restructuring	Legal and other	Total
Noncurrent	19,479	24,881	44,360
Current	29,554	7,236	36,791

Carrying amount as of fiscal year 2009	49,033	32,117	81,151
Additions charged to income statement	13,813	1,810	15,623
Payments	(25,278)	(1,021)	(26,299)
Change in estimate	(8,398)	1,138	(7,260)
Unwinding of discount and effect of changes in the discount rate	808	1,104	1,912
Currency translation differences	753	787	1,539

Carrying amount as of fiscal year 2010	€30,731	€35,935	€66,666

Noncurrent	6,925	27,258	34,183
Current	23,806	8,677	32,483

Carrying amount as of fiscal year 2010	30,731	35,935	66,666
Additions charged to income statement	34,936	4,095	39,031
Payments	(18,581)	(3,896)	(22,477)
Change in estimate	(9,771)	(316)	(10,087)
Unwinding of discount and effect of changes in the discount rate	(529)	442	(87)
Other	2,119	—	2,119
Currency translation differences	(46)	(1,335)	(1,381)

Carrying amount as of fiscal year 2011	€38,859	€34,925	€73,784

Noncurrent	10,300	23,605	33,905
Current	28,559	11,320	39,879

Carrying amount as of fiscal year 2011	€38,859	€34,925	€73,784
Additions charged to income statement	59,689	6,722	66,411
Impact of Separation	812	33,938	34,750
Payments	(56,287)	(2,771)	(59,058)
Change in estimate	(1,989)	2,086	97
Unwinding of discount and effect of changes in the discount rate	65	247	312
Currency translation differences	45	1,741	1,786

Carrying amount as of fiscal year 2012	€41,194	€76,888	€118,082

Noncurrent	767	51,310	52,077
Current	40,427	25,578	66,005

Carrying amount as of fiscal year 2012	€41,194	€76,888	€118,082

Restructuring—During the periods presented, the Group took a number of actions to maximise the efficiency of its operations. These actions included:

•             Outsourcing of certain shared service functions, including procurement, financial services and information technology;

•             Alignment of corporate overhead to its current organisation structure; and

•             Optimisation of manufacturing capacity in a response to the global economic downturn. In connection with this, the Group modified its manufacturing footprint through the closure of its Denmark manufacturing facility and the transfer of this product to the Netherlands.

The additional restructuring charges in fiscal year 2012 are primarily an indirect result of the Separation. The Group determined there was a need to change its organisational struture to become a successful independent pure coffee and tea company. As a result of this assessement, certain jobs were eliminated and the profiles of certain employees were no longer consistent with the profile required for the new organisation, both of which resulted in additional redundancy payments. Furthermore several lease contracts, specifically global IT related contracts were renegotiated to align with the Group’s current organisational structure.

In connection with these actions, and in order to achieve the associated savings, the Group planned to eliminate the positions of approximately 1,136 employees. Of the 1,136 targeted employees, the contracts of 1,039 employees were terminated as of the end of fiscal year 2012. The Group expects that the majority of the remaining provision will be paid out within the next 12 months with certain payments extending out five years.

Legal and other provisions—

	2012	2011
Impact of Separation	€33,938	€—
Branded Apparel	19,224	15,336
Employer liability	5,124	4,922
Other	18,602	14,667

Total	€76,888	€34,925

Impact of Separation—In connection with the Separation, the Group assumed certain assets and liabilities from Sara Lee that primarily relate to the disposal of Sara Lee’s household and body care business and international bakery business. This primarily represents a legal liability assumed in connection with the Separation.

Sara Lee agreed to transfer certain trademarks to a buyer of one its disposed business and the licenses were currently licensed to a distributor. Under the terms of the licensing arrangement, the distributor has rights to the use of the trademarks. In the event that Sara Lee was unable to transfer such trademarks to the buyer, it had a financial obligation to the buyer of the business. Sara Lee had a legal right to demand this trademark be returned in order to transfer it to the buyer of the business however this has not yet occurred. This became an obligation of the Group after Separation.

Based on current estimates and an assessment of probability of payment, the total provision recorded related to these items assumed at Separation is €33.9 million. Any future changes in the provisions will impact the Group’s results of operations and any payments will impact the Group’s cash flows.

Branded Apparel—The provisions related to Branded Apparel represent liabilities that are, and will continue to be obligations of the Group post Separation. The provisions include medical claims related to injuries caused to prior employees as a result of noise induced hearing loss and asbestos exposure, which may result in payments to those individuals for their related medical expenses. These provisions also include environmental liabilities. The expense related to these provisions has been recorded in selling, general and administrative expenses in the income statements. The employer liability relates primarily to payments that are required to be made to employees in connection with their terms of employment and based on years of service.

Employer liability—The employer liability relates primarily to payments that are required to be made to employees in connection with their terms of employment and based on years of service.

Other—A variety of legal reserves including, but not limited to supplier, environmental, employment, and non-income tax matters.

24.    OTHER NONCURRENT LIABILITIES

The composition of other noncurrent liabilities is as follows (all amounts in thousands of Euro):

	2012	2011
Deferred income	€41,740	€47,406
Indemnification liability	29,997	—
Other	1,779	5,224

	€73,516	€52,630

Deferred Income—Deferred income relates to the Group’s customer loyalty programmes as further described in accounting policies (Note 2). The current portion of this deferred income is included in trade and other payables (Note 20).

Indemnification liability— This represents certain indemnifications that were provided to the buyers of certain businesses previously disposed of by Sara Lee. This liability transferred to the Group in connection with the Separation.

25.    SALES

Sales are comprised of the following (all amounts in thousands of Euro):

	2012	2011	2010
Product sales	€2,558,206	€2,305,527	€2,136,192
Green coffee bean sales to third parties	134,368	186,516	78,310
Lease revenue of machines and maintenance fees	88,419	87,553	87,220
Other sales	14,025	13,718	11,641

Total sales	€2,795,018	€2,593,314	€2,313,363

26.    EXPENSES BY NATURE

The aggregate of cost of sales and selling, general and administrative expenses is specified by nature as follows (all amounts in thousands of Euro):

	2012	2011	2010
Cost of product	€1,371,317	€1,298,732	€1,000,427
Employee benefits expense	430,071	410,383	409,080
Advertising and promotion	142,848	137,618	131,877
Depreciation and amortisation	84,582	86,324	83,991
Distribution expense	75,036	64,529	53,218
Repairs, maintenance and utilities	57,504	43,360	47,258
Selling expenses	39,414	38,428	37,892
Rental and lease costs	38,152	24,489	27,931
Corporate overhead allocation from Sara Lee	23,707	25,372	23,702
Impairment charges	21,303	5,638	—
Restructuring and restructuring related expenses	120,656	32,989	14,503
Termination of prior Senseo agreement	55,337	—	—
Other operating expenses	225,380	100,193	141,551

Total expenses	€2,685,307	€2,268,055	€1,971,430

Employee benefit expense

	2012	2011	2010
Wages and salaries	€339,910	€342,123	€333,142
Social security charges	59,878	54,991	52,362
Pension costs	22,480	8,623	20,015
Share-based payments	7,803	4,646	3,561

Total employee benefit expense	€430,071	€410,383	€409,080

Employee by geographical area (average number of FTEs)

	2012	2011	2010
The Netherlands	2,643	2,485	2,843
Outside the Netherlands	4,976	5,023	4,945

Total FTEs	7,619	7,508	7,788

Specification audit fees

2012
Audit of the financial statements	€4,226
Audit related engagements	8,535
Tax advisory	9,407
Other non-audit related services	5,550

Total audit fees	€27,718

Which relate to:
PricewaterhouseCoopers Accountants N.V.	10,648
Network of PricewaterhouseCoopers Accountants N.V	17,070

27.    FINANCE INCOME AND COSTS

Finance income consists of the following (all amounts in thousands of Euro):

	2012	2011	2010
Pension finance income:
Expected return on assets	€153,388	€132,026	€117,982
Interest expense	(115,358)	(105,418)	(110,693)

Total pension finance income	38,030	26,608	7,289
Interest income on loans to Sara Lee	71,810	44,993	34,287
Other interest income	22,354	20,243	13,723

Total	€132,194	€91,844	€55,299

Finance costs consist of the following (all amounts in thousands of Euro):

	2012	2011	2010
Interest expense:
Bank borrowings	€19,000	€20,380	€13,762
Unwinding of discount	246	652	1,912
Finance arrangement fee	81	—	827
Other	(1,467)	10	(2)

Total interest expense	17,860	21,042	16,499

Net foreign exchange (gain) loss	(42,547)	40,889	(40,225)
Change in fair value of foreign currency derivative financial instruments	5,642	(15,499)	9,769
Change in fair value of fair value hedge derivative financial instruments	1,603	1,345	(1,140)
Change in fair value of borrowings	—	(2,347)	429

Total	€(17,442)	€45,430	€(14,668)

28.    COMMITMENTS AND CONTINGENCIES

Commitments—The Group’s commitments consist of the following (all amounts in thousands of Euro):

	2012	2011	2010
Purchase commitments	€144,165	€155,271	€58,698
Operating leases	77,422	52,215	55,517
Guarantees	23,867	24,190	24,087

Total	€245,454	€231,676	€138,302

Purchase commitments—Purchase commitments primarily consist of commitments related to the purchases of green coffee.

Operating lease commitments—The Group leases certain facilities, equipment and vehicles under agreements that are classified as operating leases. The building leases have original terms of five years, while the equipment and vehicle leases have terms of generally less than seven years. The future aggregate minimum lease payments under non-cancellable operating leases are as follows (all amounts in thousands of Euro):

	2012	2011	2010
Not later than one year	€18,088	€19,377	€19,447
Later than one year and not longer than five years	35,718	30,755	33,988
Later than five years	23,616	2,083	2,082

Total	€77,422	€52,215	€55,517

The Group has recorded expense related to operating leases of €27.5 million, €28.9 million and €29.5 million for the fiscal years ended 2012, 2011 and 2010, respectively.

Guarantees—The Group is party to a variety of agreements under which it may be obligated to indemnify a third-party against losses arising from a breach of representation and covenants related to matters such as title to assets sold, the collectability of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the Group is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the Group to challenge the other party’s claims. In addition, the Group’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the Group may have recourse against third parties for certain payments made by the Group. Historically, payments made by the Group under these agreements have not had a material effect on the Group’s business, financial condition or results of operations.

The Group has pledged a property to guarantee future payments of early retirement allowances and payments (see Note 6).

Other guarantees—The Group is currently appealing a Spanish Court decision and has obtained a bank guarantee of €64 million as of the fiscal years ended 2012, 2011 and 2010 as security against all allegations (see Contingencies).

Contingencies—The Group has various contingent liabilities as described below.

•                  Nestec/Nespresso—In June 2010, Nestec/Nespresso (“Nestlé”) filed a suit against Sara Lee Coffee and Tea France (“SLCTF”), a subsidiary of the Group, alleging patent infringement for two of its European patents related to SLCTF’s use of espresso capsules. Nestlé claims that damages could be as high as €50 million. In January 2011, Nestlé filed suit against Sara Lee/DE N.V., Douwe Egberts Nederland, B.V. and Douwe Egberts Koffie en Kado B.V. in the Netherlands, a subsidiary of the Group, alleging patent infringements of the same two European patents as in the suit filed against SLCTF. In June 2011, Nestlé filed a similar suit against Sara Lee Coffee and Tea Belgium (“SLCTB”). Prior to this suit, SLCTB had sought to obtain a declaration of non-infringement of the patents involved in the Dutch and French proceedings. In addition, in February 2012, Nestlé filed a similar suit against Sara Lee Southern Europe, S.L. in Spain, alleging patent infringement of three European patents, trademark infringement and certain other unfair competition claims. Management believes that the patents granted to Nestlé are not being infringed and further believes that the patents are invalid. The Group is vigorously contesting the matter, and accordingly, no provision has been recorded as the liability is not considered probable.

•                  Spanish tax case—In October 2009, the Spanish tax administration upheld a challenge made by its local field examination against tax positions taken by the Group’s Spanish subsidiaries. In November 2009, the Group filed an appeal against this claim with the Spanish Tax Court. In April 2010, the Spanish Chief Inspector upheld a portion of the claim raised by the Spanish tax authorities. The Group appealed to the Tribunal Economico Administrativo Central (“TEAC”). At the end of March 2012, the TEAC ruled in favor of the Tax Administration with respect to the audit for fiscal years 2003-2005. The Group continues to dispute the challenge and will continue to have further proceedings with the Spanish tax authorities regarding the issue. At the end of fiscal year 2012, the matter is now at the level of the National Appellate Court (Audiencia Nacional). In June 2011, the Spanish tax administration’s local field office examination made similar challenges against tax positions for the years ending July 1, 2006 to June 27, 2009 taken by the Group’s Spanish subsidiaries. The Group filed an appeal against this claim with the Spanish Tax Court (TEAC). The Group believes it is adequately reserved for the challenges made by the Spanish tax administration’s local field examination.

•                  Italian tax case—In August 2011, the Italian Provincial Tax Commission upheld a challenge made by its local field examination against a loss claimed in the fiscal year 2004 tax return of the Group’s Italian subsidiaries. Subsequently fiscal years 2003 and 2005 have also been partially reassessed on net operating losses as a consequence of the challenge with regard to fiscal year 2004. The Group has filed the corresponding appeals for all those financial years with litigation being now conducted at the level of the Italian Regional Tax Commission (2nd Grade tax court). The Group continues to dispute the challenge and expects to prevail in further proceedings with the Italian tax authorities regarding the issue.

•                  Brazilian tax case—In the fiscal year 2012 Sara Lee Cafés do Brasil Ltda initiated court proceedings in Brazil to contest a tax assessment which was raised in fiscal year 2012 in relation to fiscal year 2006. The assessment is partially related to the disallowance of goodwill amortisation which Sara Lee Cafés do Brasil Ltda successfully litigated in prior years The appeal of this court decision by the Brazilian tax authorities in early 2010, has not at this point been accepted by the court. In addition to this matter, the Brazilian tax authorities also assessed Sara Lee Cafés do Brasil Ltda on allegedly incorrect documented returned sales. The Group believes it is adequately reserved for the challenges made by the Brazilian tax authorities.

•                  Leases—The Group is contingently liable for leases related to certain businesses that were previously disposed of by Sara Lee. As of the end of fiscal year 2012, the maximum potential amount of future payments the Group could be required to make if all of the current operators default on the rental agreements is €26.5 million. The minimum annual rents under these leases are €1.7 million in 2013, €0.8 million in 2014, €0.6 million in 2015, €0.7 million in 2016 and €22.7 million in 2017 and thereafter. The Group does not have any provision recorded related to this contingent liability.

•                  Liabilities assumed in connection with the Separation—In connection with Separation, the Group assumed certain assets and liabilities from Sara Lee that primarily relate to the disposal of Sara Lee’s household and body care business and international bakery business. In connection with these entities, competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer product companies. These investigations usually continue for several years and, if violations are found, may result in substantial fines. No formal charges have been brought against the Company concerning the substantive conduct that is the subject of these investigations. The Company’s practice is to comply with all laws and regulations applicable to its business, including the antitrust laws, and to cooperate with relevant regulatory authorities.

•                  Potential exposures related to previously disposed businesses and transactions related to the Separation—In connection with the Separation, the Group has assumed legal responsibility for various legal and tax exposures associated with transactions entered into by Sara Lee in prior periods. These include indemnifications provided to buyers upon the disposition of businesses and the risk tax authorities may challenge the structure of certain divestments and the positions taken relative to legal entities not divested. To the extent that there is an estimable liability that is probable of payment the Group has reflected it on its statement of financial position.

29.    RELATED-PARTY TRANSACTIONS

A discussed in Note 1, the Group had historically been part of the Sara Lee Corporation and as a result had entered into a number of transactions with other Sara Lee entities. The Group shared many functions and services that were performed by various members of Sara Lee and costs were allocated across the relevant entities which had benefited prior to the Separation. The costs were allocated on the basis that Sara Lee believed was a reasonable reflection of the utilisation of each service provided or the benefit received by each Sara Lee entity. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Group if it had performed these functions or received these services as a stand-alone group.

Balances and transactions between entities within the Group, which are related parties, have been eliminated and are not disclosed in this note.

The Group’s transactions with Sara Lee prior to the Separation, were as follows (all amounts in thousands of Euro):

	2012	2011	2010
Sales to Sara Lee	€10,114	€10,513	€11,332
Management fee earned from Sara Lee for research and development	2,539	5,055	4,190
Corporate overhead allocations from Sara Lee	23,707	25,372	23,702
Share-based payments	5,214	4,646	3,561
Interest income on loans receivable from Sara Lee	71,810	44,993	34,287

Sales to Sara Lee—The Group sells certain raw materials and inventory products to Sara Lee. These products primarily consist of green tea, green coffee and coffee brew equipment for Sara Lee’s North American beverage business. Sales prices are on a cost-plus basis and are reflected in revenue in the income statements.

Research and Development Management Fee—The Group performs certain research and development activities for Sara Lee’s North American beverage business for which it receives payment of a management fee. These fees are included in selling, general and administrative expenses in the income statements.

Corporate Overhead Allocations from Sara Lee—Sara Lee currently performs certain corporate overhead functions for the Group and costs associated with these functions have been allocated to the Group and reflected in the financial statements contained herein. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning, and investor relations. The amounts allocated to the Group are intended to represent the costs of providing these services, and management believes the allocation methods are reasonable. However, the actual cost of obtaining these individual services, if the Group were a stand-alone company, could be materially different. The cost of the services provided by Sara Lee was determined by allocating a portion of the overall Sara Lee corporate costs to the Group based upon the proportion of the Group’s revenue relative to Sara Lee’s revenue. Corporate overhead allocations from Sara Lee are recorded in selling, general and administrative expenses in the income statements.

Share-based Payments—As discussed in Note 18, the Group’s employees participated in Sara Lee’s stockbased compensation plans prior to the Separation, the costs of which have been allocated to the Group and reflected in cost of sales and selling, general and administrative expenses in the income statements.

Loans Receivable—The Group provided both short- and long-term loans to Sara Lee prior to the Separation. The loans were generally due within one year and had variable rates of interest tied to published indexes such as LIBOR and EURIBOR. These loans were settled prior to Separation.

Parent Guarantees—Sara Lee provided a guarantee for certain banking and treasury transactions entered into by the Group. This includes guarantees for borrowing and financial instrument contracts. These guarantees are no longer in place following the Separation.

The amounts outstanding related to Sara Lee, at the end of fiscal years 2011 and 2010 were as follows (all amounts in thousands of Euro):

	2011	2010
Trade and other receivables from Sara Lee	€1,572	€2,287
Trade and other payables to Sara Lee	1,120	3,225
Interest receivable from Sara Lee	13,786	2,320
Loans receivable from Sara Lee	1,700,999	1,844,652

All amounts were settled in connection with the Separation.

Post Separation Agreements— In connection with the Separation, the Group entered into a number of agreements with Sara Lee (which on 28 June 2012 changed its name to The Hillshire Brands Company) that continue after Separation. These include the following:

•                  Transition services agreement—Under this agreement, Sara Lee will provide the Group certain transitional services for information technology such as application maintenance, application development and infrastructure maintenance services. The agreement will generally provide for a term of up to six months and may then be extended for an additional six months. The agreement also provides for the provision of certain tax support services over the course of up to four years and may be extended after obtaining both parties’ consent.

•                  Tax sharing agreement—Sara Lee and DE US, Inc., a subsidiary of the Company entered into an agreement under which Sara Lee indemnified DE US, Inc. against all federal income taxes in the United States (“U.S.”), all non-U.S. income taxes attributable to a member of the Sara Lee group excluding DE US, Inc., all state and local income taxes in the U.S. relating to the Sara Lee entities and all taxes relating to the Sara Lee group (as it was prior to Separation) after the Separation. DE US, Inc. inturn indemnified Sara Lee for all non-U.S. income taxes attributable to DE US, Inc. or its subsidiaries and all taxes of DE US, Inc. following the Separation.

•                  Intellectual property Separation agreement—Sara Lee granted the Group a limited, non-exclusive license to use certain of its trademarks for a term commencing on the Separation date and ending on 1 January 2014. This license will automatically terminate upon any material breach. Sara Lee also granted the Group a non-exclusive license to continue to use certain Sara Lee trademarks as part of the Group’s corporate names until 1 January 2014. With respect to product packaging that includes such corporate names, the Group may continue to use such packaging until 31 July 2015.

Senior Management Compensation—The compensation expense recognised for senior management for employee services is as follows (all amounts in thousands of Euro):

	2012	2011	2010
Salaries and other short-term employment benefits	€5,466	€1,083	€1,336
Post-employment benefit premiums	438	156	157
Share-based payments	3,074	830	882
Severance payments	2,673	—	—

Total	€11,651	€2,069	€2,375

As the Group did not operate as a stand-alone public company during the historical periods, the amounts presented above are not indicative of the compensation of senior management in future periods.

Included in the fiscal year 2012 numbers are amounts related to previous management of the international coffee and tea business.

Executive Director

Name	Salaries and other short-term employment benefits	Post-employment benefit premiums	Share-based payments	Total
Michiel J. Herkemij	€2,207	€102	€1,460	€3,769

Non-Executive Directors

The non-executive directors of the Company did not receive any remuneration in fiscal year 2012 in their capacity as members of the board of directors.

30.            CASH FLOWS FROM OPERATING ACTIVITIES

The Group’s cash flow from operating activities consists of the following (all amounts in thousands of Euro):

	2012	2011	2010
Profit for the year	€132,191	€263,243	€239,743
Adjustments for:
Depreciation, amortisation and impairments	105,886	91,962	83,991
Pension expense	19,195	6,052	17,611
Provision charge	66,509	28,939	8,724
Provision for doubtful accounts	1,527	1,378	2,362
Provision for inventory write-downs	4,396	3,779	4,670
Share of profit from associates	(191)	(2,233)	(2,702)
Finance income	(94,163)	(65,236)	(48,010)
Finance costs	19,463	20,040	15,788
Pension finance income	(38,030)	(26,608)	(7,289)
Loss on disposal of assets	6,067	10,241	6,849
Gain on sale of assets	(56)	(66)	(101)
Change in fair value of derivatives	5,642	(15,499)	9,769
Foreign exchange (gains)/losses	(42,547)	40,889	(40,225)
Other charges	—	(1,352)	(102)
Income tax expense	127,428	110,663	174,859
Changes in operating assets and liabilities:
Inventories	23,133	(119,457)	(13,004)
Trade and other receivables	(55,112)	(63,933)	24,723
Receivables from Sara Lee	5,453	912	(2,179)
Trade and other payables	63,883	77,968	12,932
Payables to Sara Lee	3,693	(2,103)	1,996
Derivative financial instruments	(15,190)	20,907	(20,741)
Pension payments	(151,607)	(78,947)	(83,515)
Payments of provisions	(59,058)	(22,478)	(26,299)
Other	(26,059)	2,624	4,996

Net cash provided by operating activities	€102,453	€281,685	€364,846

31.            EVENTS AFTER REPORTING DATE

As discussed in Note 28, the Group became liable for potential claims related to actions that the competition authorities have initiated in various European countries and the European Commission into the conduct of consumer product companies. On 1 October 2012, the Group received a statement of objections from the Belgian Competition Authorities regarding alleged anticompetitive behaviour by the former household and body care business of Sara Lee. The Group is currently reviewing the statement of objections and will respond to the statement of objections as requested by the Belgian Competition Authorities.

In August 2012 our Brazilian subsidiary received a notification from the Federal Tax Authorities in Brazil regarding an investigation by these authorities into green coffee trading activities in the Brazilian market. This investigation focuses on the legitimacy of the tax credit facilities applied on green coffee trading activities over a period from 2006 through 2009. We are currently reviewing the notification and carrying out our own investigation. Even if the facts support our position, there can be no assurance that we will prevail if the federal tax authorities of Brazil elect to challenge our position in court. However, based on the information currently available to the Group, the Group is of the opinion that no liability should be recorded.

The Association of Securities holders (Vereniging van Effectenbezitters or VEB), a Dutch association representing interests of investors, has written to us in connection with the accounting irregularities in Brazil. In its letter, the VEB expresses the view that these irregularities should have been disclosed in the prospectus that was published at the time of the Separation from Sara Lee. The VEB alleges that the non-disclosure in the prospectus has harmed certain unnamed shareholders of the Company. The VEB states that it does not exclude initiating litigation if it cannot reach an amicable arrangement with us on this issue. The VEB has not specified the amount of damages that it is seeking from us. We disagree with the VEB. We believe the prospectus was prepared in accordance with the required standards of care and that we are not liable for any damages caused.

32.            LEGAL ENTITIES

The following table provides an overview of the Group’s principal operating subsidiaries, all of which are 100% owned by the Group. In addition, the Group has a 45% non-controlling interest in Kaffehuset Friele A/S, which is treated as an associate.

Name of Subsidiary	Country of Incorporation
D.E Coffee & Tea Australia Pty Ltd.	Australia
Sara Lee Australia & NZ Pty Ltd.	Australia
Sara Lee Food & Beverage (Australia) Pty Ltd.	Australia
Sara Lee Foodservice (Australia) Pty. Ltd.	Australia
Sara Lee Holdings (Australia) Pty Ltd.	Australia
Sara Lee Household and Body Care (Australia) Pty Ltd.	Australia
SL/DE Australia Pty Ltd.	Australia
SL/DE Holdings (Australia) Pty. Ltd.	Australia
SL Sub Pty. Ltd.	Australia
Sara Lee Household and Body Care Österreich GmbH	Austria
DE Investments Belgium BVBA	Belgium
Douwe Egberts Coffee Systems BVBA	Belgium
Douwe Egberts Operating Service BVBA	Belgium
Sara Lee Coffee & Tea Belgium BVBA	Belgium
Sara Lee Finance Belgium BVBA	Belgium
Sara Lee/DE Immo Belgium BVBA	Belgium
Sara Lee Household and Body Care Belgium BVBA	Belgium
Sara Lee Cafés do Brasil Ltda	Brazil
Expresso Coffee—Automação de Bebidas Quentes Ltda.	Brazil
Nutri-Metrics International (Guangzhou) Ltd. (70%)	China
Sara Lee (China) Trading Co. Ltd.	China
Caitlin Financial Corporation N.V.	Curacao
Codef Financial Services C.V.	Curacao
Sara Lee/DE Antilles N.V.	Curacao

Name of Subsidiary	Country of Incorporation
Sara Lee/DE Finance (Antilles) N.V.	Curacao
Sara Lee/DE Investments (Antilles) N.V.	Curacao
Sara Lee/DE Investments (Cyprus) Ltd.	Cyprus
Sara Lee Czech Republic, s.r.o.	Czech Republic
Merrild Kaffe A.p.S.	Denmark
Sara Lee/DE Nordic Finance K/S	Denmark
CT Diffusion SAS	France
Courtaulds Textiles Holding SAS	France
DE France Finance SNC	France
DE France Holding SNC	France
Maison du Café Coffee Systems France SNC	France
Maison du Café France SNC	France
Sara Lee France Finance SAS	France
Sara Lee France SNC	France
Sara Lee/DE France S.A.S.	France
Coffenco International GmbH	Germany
Sara Lee Coffee & Tea Germany GmbH	Germany
Sara Lee Deutschland GmbH	Germany
Sara Lee/DE Holding GmbH	Germany
Sara Lee Coffee and Tea Hellas SA	Greece
Sara Lee Hellas Holdings EPE	Greece
Nutri-Metrics International (Hong Kong) Ltd.	Hong Kong
Sara Lee Hong Kong Ltd.	Hong Kong
Sara Lee Hungary Zrt.	Hungary
PT Premier Ventures Indonesia	Indonesia
PT Sara Lee Indonesia	Indonesia
PT Sara Lee Trading Indonesia	Indonesia
PT Suria Yozani Indonesia	Indonesia
Sara Lee Holdings Italy S.r.l.	Italy
Sara Lee Household and Body Care Italy SpA	Italy
Sara Lee Japan Ltd.	Japan
Sara Lee Baltic, s.i.a.	Latvia
Sara Lee Finance Luxembourg S.á.r.l.	Luxembourg
Sara Lee Holdings Luxembourg S.á.r.l.	Luxembourg
Sara Lee Malaysia Sdn Bhd	Malaysia
Sara Lee South East Asia Sdn Bhd	Malaysia
Sara Lee Mauritius Holding Private Ltd.	Mauritius
Baro Bestuursmaatschappij B.V.	Netherlands
The Coffee Company B.V.	Netherlands
CoffeeCompany Holding B.V.	Netherlands
Defacto B.V.	Netherlands
DE Export B.V.	Netherlands
DEMB International B.V.	Netherlands
Douwe Egberts Coffee Systems Global Network B.V.	Netherlands
Douwe Egberts Coffee Systems International B.V.	Netherlands
Douwe Egberts Coffee Systems Nederland B.V.	Netherlands
Douwe Egberts Coffee Treatment & Supply B.V.	Netherlands
Douwe Egberts Finance B.V.	Netherlands
Douwe Egberts Nederland B.V.	Netherlands
I. Tas Ezn. B.V.	Netherlands

Name of Subsidiary	Country of Incorporation
Koninklijke Douwe Egberts B.V.	Netherlands
Marander Assurantie Compagnie B.V.	Netherlands
Sara Lee International B.V.	Netherlands
Sara Lee International Holdings B.V.	Netherlands
Sara Lee/DE Global Finance B.V.	Netherlands
Sara Lee/DE Investments B.V.	Netherlands
DEMB Holding B.V.	Netherlands
D.E Coffee & Tea New Zealand Ltd.	New Zealand
Kiwi (Nigeria) Limited	Nigeria
Prima-Sara Lee Coffee and Tea Poland Sp .z.o.o.	Poland
Douwe Egberts (Portugal) Produtos Alimentares Lda	Portugal
Sara Lee Rus LLC	Russian Federation
Sara Lee Singapore Pte Ltd.	Singapore
Sara Lee Slovakia, s.r.o.	Slovakia
Sara Lee Finance Spain S.L.	Spain
Sara Lee Household and Body Care España S.L.	Spain
Sara Lee Southern Europe, S.L.	Spain
Merrild Coffee Systems AB	Sweden
Decotrade GmbH	Switzerland
Sara Lee (Thailand) Limited	Thailand
Sara Lee Coffee & Tea (Thailand) Limited	Thailand
Courtaulds Textiles (Holdings) Limited	United Kingdom
Courtaulds Textiles Limited	United Kingdom
Douwe Egberts Coffee Systems Limited	United Kingdom
Import Foods Sara Lee Limited	United Kingdom
Kiwi (EA) Limited	United Kingdom
Linnyshaw Insurance Limited	United Kingdom
Master Models Limited	United Kingdom
New Way Packaged Products Limited	United Kingdom
Sara Lee Acquisition Limited	United Kingdom
Sara Lee Coffee & Tea UK Limited	United Kingdom
Sara Lee Household & Body Care UK Limited	United Kingdom
Sara Lee UK Finance Limited	United Kingdom
Sara Lee UK Holdings Limited	United Kingdom
Sara Lee UK Pension Trustee Limited	United Kingdom
Sara Lee/DE Holdings Limited	United Kingdom
Sara Lee Investments Unlimited	United Kingdom
Temana International Limited	United Kingdom
DE US, Inc.	United States
Tea Forté Inc	United States

* * * * * *

D.E MASTER BLENDERS 1753 N.V.

COMPANY INCOME STATEMENT

FOR THE FISCAL YEAR FROM 27 FEBRUARY TO 30 JUNE 2012

(All amounts in thousands of Euro)

	Note	2012
SHARE OF PROFIT OF SUBSIDIARIES		€—
Other expenses after income tax		(1,128)

LOSS FOR THE PERIOD		€(1,128)

D.E MASTER BLENDERS 1753 N.V.

COMPANY STATEMENT OF FINANCIAL POSITION AS OF

JUNE 2012

(All amounts in thousands of Euro)

Before appropriation of profit

	Note	2012
ASSETS
NONCURRENT ASSETS:
Investments in subsidiaries	3	€326,322

		€326,322

CURRENT ASSETS:
Trade and other receivables	4	4,770

TOTAL ASSETS		€331,092

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY:
Share capital		€71,383
Share premium		418,491
Other reserves		(218,671)
Legal reserves		47,523
Loss for the period		(1,128)

	5	€317,598

NONCURRENT LIABILITIES:
Other noncurrent liabilities	6	12,933

CURRENT LIABILITIES:
Trade and other payables	7	561

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		€331,092

D.E MASTER BLENDERS 1753 N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1.                   BASIS OF PREPARATION

For the principles for the recognition and measurement of assets and liabilities and determination of the result for its Corporate Financial Statements, D.E MASTER BLENDERS applies the option provided in article 2:362 subsection 8 of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result of the Company Financial Statements of D.E MASTER BLENDERS are the same as those applied for the Consolidated Financial Statements under International Financial Reporting Standards (IFRS).

The company’s financial statements are prepared to comply with the requirements of the Dutch Civil Code. There are no material differences between Shareholders’ Equity and net income determined under the Dutch Civil Code and that determined in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In making this conclusion, the company has accounted for its investments in subsidiaries using the net asset value method of accounting versus the cost method or fair value method.

With regard to the income statement of D.E MASTER BLENDERS, article 2:402 of the Dutch Civil Code has been applied, allowing a simplified format.

The Company was incorporated on 27 February 2012 and named DE International Holdings B.V. On 4 April 2012 the Company’s name changed to D.E MASTER BLENDERS 1753 B.V. and subsequently on 21 June 2012 the Company was converted into a limited liability company (an N.V.).

In April 2012 the Company established its Merger Company, a wholly owned subsidiary based in the United States of America.

To effectuate the Separation a number of transactions were entered into, to separate the international coffee and tea business of Sara Lee and for the Company to become the parent company of the business. These transactions included the distribution by Sara Lee of all of the outstanding shares of common stock of a wholly owned subsidiary, DE US, Inc. to Sara Lee’s shareholders. Subsequent to the distribution, DE US, Inc., merged with the wholly owned subsidiary of D.E MASTER BLENDERS, with DE US, Inc., surviving the merger as a wholly owned subsidiary of the Company. To accomplish the merger, 594,859,274 common shares of D.E MASTER BLENDERS were exchanged for the previously distributed shares of DE US, Inc., received one common share of D.E MASTER BLENDERS in respect of each share of Sara Lee common stock.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The investments in subsidiaries are carried at net asset value. As a consequence of the applied principles stated in the basis of preparation above, initial recognition of investments in subsidiaries already being part of the Group, takes place at the time of the investments in subsidiaries being contributed into the Company which is at Separation date. Measurement of these investments at the time of initial recognition is at net asset value, based on the accounting principles applied and carrying amounts in the consolidated financial statements.

The reconciliation between Group equity and Shareholders’ equity of D.E MASTER BLENDERS is explained in Note 16 of the Group accounts.

3.      INVESTMENT IN SUBSIDIARIES

The movements of the investment in subsidiaries are as follows (all amounts in thousands of Euro):

Total
Fiscal year ended 2012
Opening net book amount	€—
Additions	12,641
Contribution	313,681

Closing net book amount	326,322

Additions—represent the acquisition of CoffeeCompany and the incorporation of D.E MASTER BLENDERS International B.V.

Contribution—this entirely relates to the contribution of the international coffee and tea business of then Sara Lee into the Company in connection with the Separation of Sara Lee. The investment in group companies contains the acquisition of DE US, Inc. through a contribution in kind on issued share capital of the Company at the separation date. The contribution of loans due from group companies reflect the issuance of preferred shares by DEMB Holding B.V. and DEMB International B.V.

Included in the balance as at the end of the period are loans due from Group companies for an amount of €55.6 million. These include an investment in preferred shares for an amount of €49.5 million with a coupon rate of 7.25% and an amount of €1.0 million with a coupon rate of 7.0%. The remaining loan from Group companies of €5.1 million bears an interest rate of the applicable Euribor + 0.25% and is due within 1 year.

4.      TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows (all amounts in thousands of Euro):

2012
Prepaid assets	3,443
Amounts due from Group companies	951
Other	376

€4,770

All trade and other receivables are due within one year.

5.      SHAREHOLDERS’ EQUITY

The movements of the shareholders’ equity are as follows (all amounts in thousands of Euro):

	Share Capital	Share premium	Other reserves	Legal reserves	Loss for the year	Total
Fiscal year ended 2012
Issued share capital—A-shares	45	—	—	—	—	45
Cancellation—A-shares	(45)	45	—	—	—	—
Result for the period	—	—	—	—	(1,128)	(1,128)
Cash contributions	—	5,000	—	—	—	5,000
Contribution	71,383	413,446	(218,671)	47,523	—	313,681

Closing net book amount	€71,383	€418,491	€(218,671)	€47,523	€(1,128)	€317,598

The Company was incorporated on 27 February 2012 with an issued and paid up capital of €45,000 divided into 325,000 A-Shares of €0.12 each. On 28 June the Company issued 594,859,274 ordinary shares of €0.12 each for a total of €71,383,112.88. The shares were paid up by the contribution in kind of all shares of DE US, Inc. Subsequently to the issuance of the ordinary shares, the A-shares were cancelled without transfer of cash.

The share premium reserves entirely relates to the contribution in kind of all shares of DE US, Inc.

Prior to the Separation, when DE International Holdings B.V. was the parent of the Company, it made cash contributions of €5 million in total, which was accounted for as share premium.

The other reserves consist of retirement benefit obligation related items that were contributed.

The legal reserves consist of the cumulative translation adjustment incurred by DE US, Inc. prior to the transfer of the shares to D.E MASTER BLENDERS 1753 N.V.

6.      NON CURRENT LIABILITIES

The noncurrent liabilities entirely consist of amounts due to other Group companies. The interest rate is the applicable Euribor + 0.25%. Repayment is due later than 1 year but not later than 5 years.

7.      TRADE AND OTHER PAYABLES

The composition of trade and other payables is as follows (all amounts in thousands of Euro):

2012
Amounts due to Group companies	18
Other accrued expenses	543

€561

All trade and other payables are due within one year.

8.      COMMITMENTS AND CONTINGENCIES

In accordance with article 2:403 of the Dutch Civil Code, the Company has assumed joint and several liability undertakings for any liability arising from the legal acts of certain subsidiaries by means of declarations filed with the Trade Register of the Chamber of Commerce, effective 29 June 2012. These subsidiaries consist of all Dutch Legal subsidiaries listed in Note 32. The Company has also assumed joint and several liability undertakings and potential exposures on the basis of the Master Separation Agreement.

Remuneration of the auditors

For details of the remuneration of the auditors reference is made to Note 29 of the Group financial statements.

Investment in subsidiaries—for the list of direct and indirect investment in subsidiaries, we refer to Note 32 of the Group financial statements.

Employee information—during 2012 the Company did not employ any employees.

OTHER INFORMATION

Profit appropriation

Articles of association provisions governing the distribution of profit:

Article 32 of the articles of association states the following:

32.1 The Company may make distributions on shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.

32.2 Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the determining of the annual accounts from which it appears that they are justified, entirely without prejudice to any of the other provisions of the articles of association.

32.3 The profit, is any, shall be carried to reserve as the Board may deem necessary.

32.4 The profit remaining after application of the previous paragraph shall be at the disposal of the General Meeting, which may resolve to carry it to reserve or to distribute it among the holders of shares.

32.5 On a proposal of the Board, the General Meeting may resolve to distribute to the holders of shares a dividend in the form of shares in the capital of the Company.

32.6 Subject to the other provisions of this article the General Meeting may, on a proposal made by the Board, resolve to make distributions to the holders of shares one (1) or several reserves which the Company is not prohibited from distributing by virtue of the law.

32.7 No dividends shall be paid to the Company on shares held by the Company or where the Company holds the depositary receipts issued for such shares, unless such shares or depositary receipts are encumbered with a right of usufruct of pledge.

Distribution of profit:

The board of directors of the Company proposes to add the net loss for the year 2012 to accumulated deficit.

Subsequent events:

For subsequent events, see Note 30 of the Group financial statement.

Report of Independent Registered Public Accounting Firm

To: the General Meeting of Shareholders of D.E MASTER BLENDERS 1753 N.V.:

Report on the financial statements

We have audited the accompanying financial statements for the financial year ended 30 June 2012 of D.E MASTER BLENDERS 1753 N.V., Joure, as set out on pages F-3 through F-81. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 30 June 2012, the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company statement of financial position as at 30 June 2012, the company income statement for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

Board of directors’ responsibility

The board of directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the directors’ report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the board of directors is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing and in accordance with the standards of the Public Company Accounting Oversight Board (United States). This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements present fairly the financial position of D.E MASTER BLENDERS 1753 N.V. as at 30 June 2012, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements present fairly the financial position of D.E MASTER BLENDERS 1753 N.V. as at 30 June 2012, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Emphasis of matters

Basis of preparation

As discussed in Note 1, D.E MASTER BLENDERS 1753 N.V. did not operate as an entity separate from Sara Lee Corporation through 28 June 2012. Therefore, the financial statements may not necessarily be indicative of results that would have occurred had D.E MASTER BLENDERS 1753 N.V. been a separate stand-alone entity in that period.

Restatement comparative figures

As discussed in Note 1 to the consolidated financial statements, the Company restated its comparative figures for the financial year ended 2 July 2011 and 3 July 2010 to correct for errors.

Our opinion is not qualified in respect of these matters.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the directors’ report, as set out on and referenced in pages II-1 through II-8, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the directors’ report, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Amsterdam, 11 October 2012

PricewaterhouseCoopers Accountants N.V.

Original has been signed by Huub C. Wüst RA

PART IV

ANNUAL REPORT IN ACCORDANCE WITH DUTCH LAW

FOR THE FINANCIAL YEAR ENDED JUNE 30, 2012

This is the Dutch law annual report of D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS” or the “Company”) for its first financial year which started on February 27, 2012 and ended on June 30, 2012. D.E MASTER BLENDERS was part of the Sara Lee Corporation (now Hillshire Brands).

CHAPTER 1. REPORT OF THE BOARD OF DIRECTORS

1.1    Introduction

This Report of the board of directors of D.E MASTER BLENDERS contains the information which is required to be included in a Dutch law annual report pursuant to Book 2 of the Dutch Civil Code, the Decree Article 10 Takeover Directive and the Dutch Corporate Governance Code. Where the information is already included in the Annual Report on Form 20-F, we refer to the Annual Report on Form 20-F without repeating the information in full.

1.2    History and development of the Company

Reference is made to Item 4-4A, pages 28-34 of the Annual Report on Form 20-F.

1.3    Business Overview

Reference is made to Item 4-4B, pages 34-46 of the Annual Report on Form 20-F.

1.4    Risk factors and risk management

Reference is made to Item 3-3D, pages 7- 27 of the Annual Report on Form 20-F and to Item 18, pages F-26—F-30 of the Financial statements on Form 20-F.

1.5    Capital resources

Reference is made to Item 5, page 65-68 of the Annual Report Form 20-F.

1.6    Employment

Reference is made to Item 6, paragraph “Employees”, page 88 of the Annual Report Form 20-F.

1.7    Research & development

Reference is made to Item 5, page 71 of the Annual Report on Form 20-F.

2       Governance

2.1    The Dutch Corporate Governance Code

The Dutch Corporate Governance Code, as revised, became effective on January 1, 2009. It applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether or not they comply with the various rules of the Dutch Corporate Governance Code. If they do not apply those provisions, they must state the reasons for such non-compliance. The Dutch Corporate Governance Code contains principles and best practice provisions for the board of directors (executives and non-executives), shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. We have reviewed the Dutch Corporate Governance Code and support the best practice provisions thereof. Therefore, except as noted below or in the case of any future deviation, subject to explanation at such time, we intend to comply with the applicable best practice provisions of the Dutch Corporate Governance Code.

This annual report addresses our corporate governance structure and states to what extent we apply the provisions of the Dutch Corporate Governance Code. We hereby disclose the information we are required to disclose as a result of the governmental decree on corporate governance. Our board of directors is of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the board of directors, interpreted and implemented in line with the best practices followed by the Company, are being applied. Deviations from aspects of the corporate governance structure are disclosed in paragraph 2.6 of this annual report.

Substantial future changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code must be submitted to the general meeting of shareholders for discussion under a separate agenda item.

Pursuant to the Governmental Decree of December 23, 2004 (as most recently amended on December 10, 2009), the Company must publish a statement on corporate governance. This statement must report on compliance with the Dutch Corporate Governance Code. Furthermore, a description must be included with the main characteristics of the internal risk management and control systems connected with the Company’s financial reporting process. The corporate governance statement must also provide information on the functioning of the general meeting of shareholders including its main rights, the composition of the board of directors including its committees and the information which must be disclosed pursuant to the Decree Article 10 Takeover Directive. The board of directors confirms that the information required by the Governmental Decree of December 23, 2004 (as lastly amended on December 10, 2009) is included in this “Corporate Governance” chapter and chapter 4.2 of this annual report.

The full text of the Dutch Corporate Governance Code can be found on https://www.commissiecorporategovernance.nl.

2.2    The board of directors

Reference is made to Item 6, pages 72-74 of the Annual Report on Form 20-F, paragraphs “Introduction” and “Board of Directors”.

Reference is made to Item 6, pages 75-81 of the Annual Report on Form 20-F, paragraph “Board Powers and Function” up to and including paragraph “Conflict-of-Interest Transactions.”

Reference is made to Item 8A, paragraph “Dividend policy”, pages 99-100 of the Annual Report on Form 20-F.

2.3    Compensation

Reference is made to Item 6 of the Annual Report on Form 20-F, paragraphs “Remuneration”, “Shareholdings by directors and senior management” pages 81-84 and pages 88-91 and Item 4 of the Annual Report on Form 20-F “Treatment of Equity-Based Compensation in Separation” pages 31-32.

Our remuneration report, which has been prepared by our remuneration committee, will be published on our website: www.demasterblenders1753.com. In this report you will find the remuneration policy and the remuneration details of our board of directors.

2.4    Risk management approach

For a description of the main risks related to the Company’s strategy, reference is made to Item 3-3D, pages 7- 27 of the Annual Report on Form 20-F.

For a description of the design and effectiveness of the internal risk management and control systems, reference is made to Item 5 pages 69-71 of the Annual Report on Form 20 and to Item 18, pages F-26-F30 of the Financial statements on Form 20-F.

We provide clarity on and limit risk appetite through our strategy, code of conduct and other internal regulations. In the current financial year, our board of directors will thoroughly review current risk appetite guidelines to verify whether any changes are mandated.

For a description of any major failings of and significant changes to the internal risk management and control systems, reference is made to Item 15, pages 123-124 of the Annual Report on Form 20.

In accordance with best practice provision III.1.8, the board of directors has discussed the corporate strategy and the main risks of the business, the result of the assessment by the board of directors of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto. We are committed to further analyse and discuss possible improvements to our internal risk management and control systems.

2.5    General meeting of shareholders

Reference is made to Item 10B, pages 105-107 of the Annual Report on Form 20-F, paragraphs “General Meetings of Shareholders and Voting Rights” up to and including paragraph “Dissolution and Liquidation”.

Reference is made to Item 10B, page 105 of the Annual Report on Form 20-F, paragraph “Dividends and Distributions”.

2.6    Compliance with the Dutch Corporate Governance Code

We deviate from two provisions in the Dutch Corporate Governance.

Best practice provision II.1.5 prescribes that the board of directors declares regarding the financial reporting risks in the annual report that the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and that the risk management and control systems worked properly in the year under review. In connection with the accounting irregularities and certain other errors in Brazil, the board of directors cannot give such statement unconditionally.

Best practice provision II.2.8 states that remuneration in the event of dismissal of a member of the board of directors may not exceed one year’s salary (the “fixed” remuneration component). It is our policy to set the level of severance pay for our members of the board of directors at no more than one year’s salary, unless the board of directors, at the proposal of the remuneration committee, finds this manifestly unreasonable given the circumstances or unless dictated otherwise by applicable law. Considering our Chief Executive Officer’s (the “Chief Executive Officer”) severance entitlements prior to his engagement with our Company, we agreed to grant him a severance payment of 18 months under certain circumstances, including upon expiration of the term of his management service agreement. In addition, our Chief Executive Officer will be entitled to 2.5 times his base, bonus and pension compensation if his management services agreement terminates for certain reasons following a change in control and following a regular notice period. This is laid down in the addendum to Mr. Herkemij’s management services agreement and in line with the provisions of the Sara Lee Change in Control Plan and we consider it manifestly unreasonable to take these entitlements away from him. It has been agreed with our Chief Executive Officer that if his management services agreement is renewed after four years his entitlement to severance in the event of a change in control will be reduced to one year base salary.

2.7    Report on the functioning of the committees

While retaining overall responsibilities, our board of directors has assigned certain of its responsibilities to permanent committees consisting of directors, and—in relation to the sustainability committee—senior management, appointed by our Chief Executive Officer. On June 28, 2012, our board of directors has established an audit committee, a remuneration committee, a nomination committee and a sustainability committee, each of which has the responsibilities and composition described below. These committees were established during the last days of the financial year. The audit and remuneration committees met once during the reporting period. The committees did not have the possibility to meaningfully evaluate its and its members’ functioning.

2.7.1   Audit committee

Reference is made to Item 6, paragraph “Audit committee”, pages 79-80 of the Annual Report on Form 20-F. The audit committee was installed on June 28, 2012. From its instalment until June 30, 2012, the audit committee met once to discuss the planning for the fiscal year 2013.

2.7.2   Remuneration committee

Reference is made to Item 6, paragraph “Remuneration committee”, page 80 of the Annual Report on Form 20-F. The remuneration committee was installed on June 28, 2012. From its instalment until June 30, 2012, the remuneration committee met once. Based on the remuneration policy, which was adopted by the general meeting of shareholders on June 25, 2012, the remuneration committee endorsed the remuneration packages for the individual members of the board of directors for financial year 2012 as these were established by the Sara Lee Board and Compensation Committee. The remuneration committee prepared the 2012 remuneration report. This report contains a section describing amongst others how the 2012 remuneration policy was implemented in 2012.

2.7.3   Nomination committee

Reference is made to Item 6, paragraph “Nomination committee”, page 80 of the Annual Report on Form 20-F.

2.7.4   Sustainability committee

Reference is made to Item 6, paragraph “Sustainability committee”, page 80 of the Annual Report on Form 20-F.

3       Required information by the Decree Article 10 Takeover Directive

3.1    Introduction

The EU Takeover Directive requires that a listed company discloses certain additional information on defensive structures and mechanisms which they apply. This requirement has been implemented into Dutch law by means of a decree of April 5, 2012. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include certain information in their annual report which could be of importance for persons who are considering acquiring a stake in the Company.

The disclosure must cover the following subjects:

•             the capital structure of the Company (paragraph 3.2 below);

•             any restriction by the Company on the transfer of shares in the share capital of the Company or depositary receipts issued for shares with the cooperation of the Company (paragraph 3.3 below);

•             holdings in the Company that are subject to a disclosure obligation pursuant to the Act on the supervision of financial markets (Wet op het financieel toezicht, the “FMSA”) (paragraph 3.4 below);

•             any special rights of control attached to shares and the name of the party entitled thereto (paragraph 3.5 below);

•             the mechanism for verifying compliance with a scheme allowing employees to subscribe for or to acquire shares in the capital of the Company or a subsidiary if the employees do not arrange for such verification directly (paragraph 3.6 below);

•             any restriction on voting rights, the periods for exercising voting rights and the issue of depositary receipts for shares with the cooperation of the Company (paragraph 3.7 below);

•             any agreement with a shareholder insofar as the Company is aware thereof which may give rise to a restriction on the transfer of shares or of depositary receipts issued for shares with the cooperation of the Company or to a restriction on voting rights (paragraph 3.8 below);

•             the provisions with regard to the appointment and dismissal of members of the board of directors and the amendment of the articles of association (paragraph 3.9 below);

•             the powers of the board of directors, in particular in respect of the issue of shares of the Company and the acquisition by the Company of its own shares (paragraph 3.10 below);

•             important contracts to which the Company is a party and which are entered into, amended or set aside conditional upon a change of control over the Company after a public offer within the meaning of article 5:70 FMSA and the consequences of such contracts, unless the contracts and the consequences are of such a nature that the Company would be seriously prejudiced by disclosure of such information (paragraph 3.11 below); and

•             any agreement of the Company with a director or employee providing for a distribution on termination of employment as a result of a public offer within the meaning of article 5:70 FMSA (paragraph 3.11 below).

3.2    Capital structure

Reference is made to Item 10B, page 102 of the Annual Report on Form 20-F, paragraph “Share Capital”.

594,859,274 ordinary shares of €0.12 are outstanding and fully paid in.

Dutch law permits us to adopt protective measures against takeovers. Although we have not and do not envisage to adopt any specific takeover measures, our board of directors has been designated from June, 21, 2012 until the first day of July, 1, 2014, to issue shares and grant rights to subscribe for shares in the form of common shares, up to 10% of the issued share capital as it will read from time to time plus an additional 10% of the issued share capital as it will read from to time in connection with or on the occasion of mergers and acquisitions.

3.3    Restrictions on transfer of shares

There are currently no limitations, either under Dutch law or in the articles of association of the Company, on the transfer of shares in our share capital.

3.4    Reporting obligations pursuant to the FSMA

Holders of our shares may be subject to reporting obligations pursuant to the FSMA. The disclosure obligations pursuant to the FSMA apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under Dutch law whose shares are admitted to trading on a regulated market within the European Union. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to the Company, the FSMA would require any person or entity whose interest in the voting rights and/or capital of the Company reached, exceeded or fell below those percentage interests to notify the Authority for the Financial Markets in the Netherlands (Autoriteit Financiele Markten (“AFM”)) immediately.

A legislative proposal is currently under discussion in Dutch Parliament, pursuant to which the 5 percent threshold will be replaced by a 3 percent threshold. The proposal would also introduce a mechanism pursuant to which the Company would be able to identify, and communicate with, beneficial holders of its shares through the respective custodians.

For the information regarding notifications of voting rights or capital interest above 5 percent that were made pursuant to the FSMA reference is made to Item 7A, page 92 of the Annual Report on Form-20F.

3.5    Special rights of control

There are no special rights of control attached to the issued shares in our share capital.

3.6    Employees’ shares mechanism

We implemented a long term incentive share plan (the “2012 Long-Term Share Incentive Plan”). The purpose of the 2012 Long-Term Share Incentive Plan is to motivate and reward selected employees for achieving long-term financial results that are aligned with our shareholders’ interests and for their continued commitment to the Company. Our Chief Executive Officer, the members of our executive committee and potentially other key employees designated by our remuneration committee are eligible to participate in the 2012 Long-Term Share Incentive Plan. The remuneration committee determines the exact number of performance share units earned by each employee, in accordance with the provisions of the 2012 Long-Term Share Incentive Plan, as set out in Item 6, pages 85-87 of the Annual Report on Form 20-F paragraph “2012 Long-Term Incentive Share Plan”.

The shares required for the 2012 Long-Term Share Incentive Plan will be acquired or issued by the Company.

The board of directors is authorized to acquire shares in its own share capital for the purpose of transferring by virtue of the 2012 Long-Term Share Incentive Plan, to the extent such shares are granted to employees of the Company. To the extent such shares are not granted to employees of the Company, the board of directors is authorized to acquire shares in its own share capital with the authorization of the general meeting of shareholders of the Company. The general meeting of shareholders authorized the board of directors to acquire its own shares through purchase on stock exchange or otherwise for a term of eighteen months as of June 28, 2012, so up to and including December 27, 2013. Such authorization relates to the maximum authorized by the articles of association of the Company at a share price of at least the nominal value of the shares and at a maximum share price equal to the quoted ordinary share price plus 10%.

On June 25, 2012 the general meeting of shareholders of the Company authorized the board of directors to issue shares, grant rights to subscribe for shares and exclude pre-emptive rights in connection with such issue or to transfer shares of the Company in its own capital under the 2012 Long-Term Share Incentive Plan to the persons entitled thereto. Grants of shares pursuant to the 2012 Long-Term Share Incentive Plan can be settled by transferring shares the Company holds in its own share capital.

3.7    Limitation voting rights on shares

There are currently no limitations, either under Dutch law or in our articles of association, to hold or vote ordinary shares.

3.8    Agreements with shareholders on restriction of transfer or voting rights

There are no agreements in place between us and shareholders which may give rise to a restriction on the transfer of shares or to a restriction on voting rights.

3.9    Appointment of the board of directors and amendment of the articles of association

Reference is made to Item 6, page 76 of the Annual Report on Form 20-F, paragraph “Appointment of Directors”.

Reference is made to Item 10B, page 106 of the Annual Report on Form 20-F, paragraph “Amendment of our Articles of Association.”

3.10   Powers of the board of directors

Reference is made to Item 10B, page 103 of the Annual Report on Form 20-F, paragraph “Issue of Ordinary Shares”, page 104 of the Annual Report on Form 20-F, paragraph “Acquisition of Ordinary Shares” and Item 6, pages 75-76, paragraph “Board Powers and Function”.

3.11   Important contracts or agreements in the context of a public offer

There are no contracts in place to which we are a party and which are entered into, amended or set aside conditional upon a change in control over the Company after a public offer.

As also set out in paragraph 2.6 of this annual report, the Chief Executive Officer will be eligible for a severance payment consisting of two-and-a-half (2.5) times the ‘base, bonus and pension compensation’ in addition to a six (6) month notice period if the Chief Executive Officer terminates his management services agreement within three months, or if the Company gives notice of termination of the management services agreement, provided that such notice is not solely or principally due to the acts or omissions of the Chief Executive Officer, following a “change in control”. For the members of our executive committee severance following a change in control is 100% of base pay in addition to a six (6) month notice period.

The rules of the 2012 Long-Term Incentive Share Plan include provisions that allow for awards to vest following a change in control subject to any performance measures being met and pro-rated for the time elapsed since the grant (although the remuneration committee has the discretion not to apply the pro rata time-based vesting). On August 21, 2012, the remuneration committee approved that the pro rata time-based vesting will not apply in case of a change in control for the grants awarded in financial and calendar year 2012. Instead, there will be 100% time-based vesting, i.e. the number of earned performance share units is equal to the number of awarded performance shares units. The performance conditions based on relative total shareholder return performance as compared to the comparator group will continue to apply and will determine which number of PSUs, if any, will vest in case of a change in control.

4.      Board of directors’ responsibility statements

4.1.   Board of directors’ statement

The board of directors hereby declares that, to the best of its knowledge, the Company’s financial statements prepared in accordance with IFRS and Title 9 Book 2 of the Dutch Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its consolidated companies and that this report of the board of directors gives a true and fair view of the position as per the balance sheet date, the development and performance of the Company and its consolidated companies, together with the principal risk and uncertainties that they face.

4.2    In control statement (Dutch Corporate Governance Code)

The board of directors of D.E MASTER BLENDERS hereby confirms that it is responsible for the design, implementation and operation of the Company’s internal risk management and control systems. The purpose of these systems is to adequately and effectively manage the significant risks to which the Company is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.

The board of directors declares regarding the financial reporting risks, except with respect to the Brazilian operations where the internal risk management and control systems showed a material weakness (as further set out below), (i) that the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and (ii) that the risk management and control systems worked properly in the financial year ended on June 30, 2012.

The material weakness with respect to our Brazilian operations relates to an ineffective control environment over finance reporting maintained by management in Brazil which began prior to 2009 through 2012, that permitted to go undetected during that period, intentional overrides of internal controls as well as cross-functional collusion by management in Brazil and communication and actions by management in Brazil that contributed to a lack of adherence to existing internal control procedures and IFRS. The investigation did not find evidence that these practices spread to operations outside of Brazil. Based on the results of the investigation into the irregularities, we have taken appropriate action to reinforce and enhance the internal control over financial reporting and governance and disclosure controls and procedures in our Brazilian operations and we have taken other remedial and disciplinary actions. These remedial actions included making appropriate changes in the Brazilian management and finance teams, including replacing the chief executive officer, the chief financial officer and the local controller who are no longer employed by us, adopting enhanced internal audit procedures with respect to the Brazilian operations, reviewing reporting lines, strengthening the Global Business Practices function in Brazil, and providing additional compliance and business ethics training to relevant departments and employees.

The statements on internal control above should not be construed as a statement in response to the requirements of the United States Sarbanes-Oxley Act.

PART III — ARTICLES OF ASSOCIATION OF DEMB AFTER SETTLEMENT

This Part III of the Offer Memorandum contains the informal English translation of the proposed Articles of Association as per Settlement. The Dutch version of these proposed Articles of Association are included in the Position Statement and attached to the convening notice for the EGM.

ARTICLES OF ASSOCIATION

Name. Corporate seat.

Article 1.

The name of the company is: D.E MASTER BLENDERS 1753 N.V.

Its corporate seat is in Joure, Skarsterlân, the Netherlands.

Objects.

Article 2.

The objects of the company are the sale, purchase, manufacturing, packaging and trading of coffee, tea, beverages and other related products, including but not limited to the process of coffee beans into coffee and related products, as well as to participate in, to take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, to provide services to other business enterprises of whatever nature, furthermore to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing.

Definitions.

Article 3.

In these articles of association the following terms shall have the following meaning:

Articles of Association:	these articles of association;

Board:	the board of directors of the Company;

Company:	D.E MASTER BLENDERS 1753 N.V., incorporated on the twenty-seventh day of February two thousand and twelve at that time named DE International Holdings B.V.;

Chairman:	the Non-Executive Director of the Board appointed as Chairman in accordance with article 15, paragraph 2;

Chief Executive Officer:	the Executive Director appointed as Chief Executive Officer in accordance with article 15, paragraph 1;

depositary receipt for a share:	depositary receipt for a share in the capital of the Company issued with the co-operation of the Company;

Executive Director:	a member of the Board appointed as executive director;

General Meeting:	the corporate body the general meeting of shareholders or a meeting of such corporate body;

holder of a depositary receipt:

a holder of a depositary receipt for a share in the capital of the Company issued with the co-operation of the Company or a person to whom by law the same rights are attributed vis-à-vis the Company as those which are attributed to a holder of a depositary receipt for a share;

law:	the law of the Netherlands;

Non-Executive Director:	a member of the Board appointed as non executive director;

person:	a natural person or a legal entity;

person authorised to attend a General Meeting:

(a) a shareholder, (b) a holder of a depositary receipt for a share, and (c) a holder of a right of usufruct or a right of pledge, but excluding the holder of such right in respect of a share of which the voting right vests in the holder of such share and in respect of whom at the time that the right of usufruct or the right of pledge was granted the rights which by law are conferred upon holders of depositary receipts for shares issued with the co-operation of a company were withheld, and (d) such other persons referred to in article 25, paragraph 1;

person authorised to attend and to vote at a General Meeting:

(a) a shareholder entitled to vote, (b) a holder of a right of usufruct or a right of pledge, who is entitled to the voting right attached to the share which is subject to the right of usufruct or the right of pledge, and (c) such other persons referred to in article 25, paragraph 1;

rights of holders of depositary receipts:

the rights conferred by law on holders of depositary receipts for shares issued with the cooperation of a company, such as inter alia the right to receive notices of general meetings, the right to attend such meetings, the right to address such meetings and the right to inspect the annual accounts as prepared by the board, the annual report and the additional information thereto, at the office of the company, and to obtain a copy thereof at no cost;

Secretary:	the secretary of the Company referred to in article 19;

shareholder:	a holder of a share in the capital of the Company or the joint holders of a share referred to in article 11;

statutory regulations:	regulations by or pursuant to the law of the Netherlands.

Share capital and shares.

Article 4.

4.1.                                     The authorised share capital of the Company amounts to three hundred fifty-six million nine hundred fifteen thousand five hundred sixty-four euro and forty eurocents (EUR 356,915,564.40). It is divided into two billion nine hundred seventy-four million two hundred ninety-six thousand and seventy (2,974,296,370) shares of twelve eurocent (EUR 0.12) each.

4.2.                                     The shares shall consecutively be numbered from 1 onwards.

Issue of shares.

Article 5.

5.1.                                     Shares shall be issued pursuant to a resolution proposed by the Board and adopted by the General Meeting, or pursuant to a resolution of the Board if by resolution of the General Meeting the Board has been authorised for a specific period not exceeding five (5) years to issue shares. The resolution granting the aforesaid authorisation must determine the number of the shares that may be issued. The authorisation may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

5.2.                                     The General Meeting, or the Board, if authorised for that purpose, shall determine the price and the further conditions of issue in its resolution to issue shares. Save for the provisions of section 80 of Book 2 of the Dutch Civil Code, the issue-price may not be below par value.

5.3.                                     Shares may be issued only against payment in full of the amount at which such shares are issued and with due observance of the provisions of sections 80a and 80b of Book 2 of the Dutch Civil Code.

5.4.                                     The preceding paragraphs of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but not to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.

5.5.                                     The Company may grant loans for the purpose of a subscription for or an acquisition of shares in its share capital or depositary receipts for such shares subject to any applicable statutory provisions.

Pre-emptive rights.

Article 6.

6.1.                                     Upon the issue of shares, each shareholder shall have a pre-emptive right to acquire such newly issued shares in proportion to the aggregate amount of his shares, it being understood that this pre-emptive right shall not apply to:

a.                           any issue of shares to employees of the Company or employees of a group company;

b.                           shares which are issued against payment in kind.

6.2.                                     The pre-emptive right may be restricted or excluded by a resolution proposed by the Board and adopted by the General Meeting, or pursuant to a resolution of the Board if by resolution of the General Meeting the Board has been authorised to restrict or exclude the pre-emptive right.

In the proposal for such resolution the reasons for the proposal and the choice of the intended price of issue must be explained in writing. If the Board has been designated as the body authorised to issue shares, the General Meeting may by resolution also designate the Board for a period not exceeding five (5) years as the body authorised to restrict or exclude the pre-emptive right. This authorisation may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

6.3.                                     For the purposes of this article the granting of rights to subscribe for shares shall be considered the equivalent of the issue of shares, and the provisions of this article shall not apply in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

Acquisition.

Article 7.

7.1.                                     Subject to authorisation by the General Meeting and subject to the applicable statutory provisions, the Board may cause the Company to acquire fully paid-up shares in its share capital, as well as depositary receipts for such shares, for a consideration.

7.2.                                     The authorisation of the General Meeting as referred to in paragraph 1 of this article shall not be required if the Company acquires fully paid-up shares in its own share capital or depositary receipts for such shares for the purpose of transferring such shares or depositary receipts, by virtue of an applicable employee stock purchase plan, to persons employed by the Company or by a group company, provided such shares or depositary receipts are quoted on the official list of any stock exchange.

Reduction of share capital.

Article 8.

With due observance of the statutory requirements the General Meeting may resolve to reduce the issued share capital by (i) reducing the par value of shares by amending the Articles of Association, or (ii) cancelling shares in its own capital which the Company holds itself or depositary receipts for shares in the Company’s share capital held by the Company.

Shares. Share register.

Article 9.

9.1.                                     Shares shall be issued in registered form only.

9.2.                                     Shares shall be available in the form of an entry in the share register. Share certificates will not be issued.

9.3.                                     With due observance of the applicable statutory provisions in respect of registered shares, a share register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.

Part of the register may be kept abroad in order to comply with applicable foreign statutory provisions or applicable listing rules.

9.4.                                     Each shareholder’s name, his address and such further information as required by law or considered appropriate by the Board, shall be recorded in the share register.

9.5.                                     The form and the contents of the share register shall be determined by the Board with due observance of the paragraphs 3 and 4 of this article.

9.6.                                     Upon his request a shareholder shall be provided with written evidence of the contents of the share register with regard to the shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board.

9.7.                                     The provisions of paragraphs 3 up to and including 6 of this article shall equally apply to persons who hold a right of usufruct or a right of pledge on one or more shares.

Pledge of shares.

Article 10.

10.1.                              Shares in the capital of the Company may be pledged as security for a debt.

10.2.                              If a share is encumbered with a pledge, the voting right attached to that share shall vest in the shareholder, unless at the creation of the pledge the voting right has been granted to the pledgee.

Jointly owned shares or depositary receipts.

Article 11.

If through any cause whatsoever one or more shares or depositary receipts are jointly held by two or more persons other than resulting from the application of the Act on securities transactions by giro, such persons may jointly exercise the rights arising from those shares or depositary receipts, provided that these persons be represented for that purpose by one from their midst or by a third party authorised by them for that purpose by a written power of attorney.

The Board may, whether or not subject to certain conditions, grant an exemption for the provision of the previous sentence.

Transfer of shares.

Article 12.

12.1.                              The transfer of a share shall require a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. The acknowledgement is to be made either in the transfer deed, or by a dated statement endorsed upon the transfer deed or upon a copy of or extract from that deed certified by a notary (notaris) or bailiff (deurwaarder), or in the manner as referred to below in paragraph 2. Service of notice of the transfer deed or of the aforesaid copy or extract upon the Company shall be the equivalent of acknowledgement as stated in this paragraph.

12.2.                              The preceding paragraph shall apply mutatis mutandis to the transfer of any qualified interest in a share, provided that a pledge may also be created without acknowledgement by or service of notice upon the Company and that section 239 of Book 3 of the Dutch Civil Code shall apply, in which case acknowledgement by or service of notice upon the Company shall replace the announcement referred to in subsection 3 of section 239 of Book 3 of the Dutch Civil Code.

Management.

Article 13.

13.1.                              The management of the Company shall be conducted by a Board.

13.2.                              The Board shall consist of one or more Executive Directors and Non-Executive Directors.

The General Meeting shall determine the number of Executive Directors and the number of Non-Executive Directors.

Only natural persons can be Non-Executive Directors.

13.3.                              The Executive Directors and Non-Executive Directors shall be appointed as such by the General Meeting. A resolution of the General Meeting to appoint an Executive Director or Non-Executive Director shall be adopted by an absolute majority of the votes cast irrespective of the capital present or represented at the meeting.

13.4.                              The Company must establish a policy in respect of the remuneration of the Board. The policy is adopted by the General Meeting upon the proposal of the Board.

The remuneration of the Executive Directors shall be determined by the Board with due observance of the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors shall be determined by the General Meeting with due observance of the remuneration policy adopted by the General Meeting.

A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the Board to the general meeting for its approval.

This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the Board and the criteria for granting or amendment.

13.5.                              Unless law provides otherwise, the following shall be reimbursed to current and former members of the Board:

a.                           the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

b.                           any damages payable by them as a result of an act or failure to act as referred to under a;

c.                            the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

13.6.                              There shall be no entitlement to reimbursement as referred to in paragraph 5 above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful

(opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the Company. The Company may request that the person concerned provide security for his repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board may by agreement or otherwise give further implementation to the above.

Term of office. Resignation and dismissal.

Article 14.

14.1.                              Each director shall be appointed for a term to be determined by the General Meeting.  A director shall not be available for reappointment if he has been in office for ten (10) years.

14.2.                              The General Meeting may at any time remove or suspend any member of the Board. An Executive Director may also be suspended by the Board.

Chief Executive Officer. Chairman of the Board.

Article 15.

15.1.                              The Board shall appoint an Executive Director as Chief Executive Officer for such period as the Board may decide, with due observance of the term referred to in article 14 paragraph 1. In addition, the Board may grant other titles to an Executive Director.

15.2.                              The Board shall appoint a Non-Executive Director to be Chairman of the Board for such period as the Board may decide, with due observance of the term referred to in article 14 paragraph 1.

15.3.                              The Board may appoint one or more of the Non-Executive Directors as vice-chairman of the Board for such period as the Board may decide, with due observance of the term referred to in article 14 paragraph 1. If the Chairman is absent or unwilling to fulfil its duties, a vice-chairman shall be entrusted with such duties of the Chairman under the Articles, the Board may decide.

15.4.                              If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a vice-chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board or another person present designated for such purpose by the meeting.

Meetings.

Article 16.

16.1.                              Meetings of the Board may be called at any time, either by one or more members of the Board or, on his or their instructions, by the Secretary.

16.2.                             The Secretary may attend the meetings of the Board.

The Board may decide to permit others to attend a meeting as well.

16.3.                              A member of the Board member will not participate in deliberations and the adoption of resolutions in respect of which he has a conflict of interest with the Company or its enterprise. If all members of the Board have a conflict of interest, the resolution concerned will nevertheless be adopted by the Board.

16.4.                              The minutes of meetings of the Board shall be kept by the Secretary. The minutes shall be adopted by the Board at the same meeting or at a subsequent meeting.

If the Board has adopted resolutions without holding a meeting, the Secretary shall keep a record of each resolution adopted without holding a meeting. Such record shall be signed by the Chairman and the Secretary.

Powers, division of duties, restrictions.

Article 17.

17.1.                              Subject to the division of duties referred to in paragraph 2 of this article, the Board shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by the Articles of Association to others.

17.2.                              The Board may divide its duties among the directors by regulation referred to in article 20, paragraph 1, provided that the day to day management of the Company shall be entrusted to the Executive Directors and provided further that the task to supervise the performance by the directors of their duties cannot be taken away from the Non-Executive Directors.

17.3.                              The Board may establish such committees as it may deem necessary which committees may consist of one or more members of the Board or of other persons. The Board appoints the members of each committee, provided that (i) an Executive Director shall not be a member of the audit committee, the remuneration committee or the nomination committee and (ii) a Non-Executive Directors shall not be a member of the executive committee.

The Board determines the tasks of each committee. The Board may at any time change the duties and the composition of each committee.

17.4.                              The Executive Directors shall timely provide the Non-Executive Directors with all information required for the exercise of their duties.

17.5.                              Legal acts relating to a non-cash contribution on shares and other legal acts as referred to in section 2:94 of the Civil Code, may be performed by the Board without prior approval of the General Meeting.

17.6.                              Without prejudice to any other applicable provisions of the Articles of Association, the Board shall require the approval of the General Meeting for resolutions of the Board regarding a significant change in the identity or nature of the Company or the enterprise, including in any event:

a.                           the transfer of the enterprise or practically the entire enterprise to a third party;

b.                           the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and

c.                            the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a subsidiary.

17.7.                              In the event of the absence or inability to act of one or more members of the Board, the powers of the Board remain intact, provided that:

(i)                          in the event of the absence or inability to act of all Executive Directors, the Non-Executive Directors shall be authorised to temporarily entrust the management to others;

(ii)                       in the event of the absence or inability to act of the Non-Executive Directors or of all members of the Board, the Secretary shall temporarily be responsible for the management of the Company until the vacancies have been filled. In the event of the absence or inability to act of all Non-Executive Directors or all members of the Board, the Secretary will as soon as possible take the necessary measures required for a permanent solution.

Representation.

Article 18.

18.1.                              The Board shall represent the Company.

18.2.                              The Company shall also be represented by the Chief Executive Officer as well as by two other Executive Directors acting jointly.

The Board shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with the Articles of Association, by the Board.

18.3.                              In the event that a member of the Board has a conflict of interest with the Company, the Company nonetheless can be represented by the person(s) referred to in paragraphs 1 and 2 above.

Secretary.

Article 19.

19.1.                              The Board shall appoint a Secretary from outside its members.

19.2.                              The Secretary shall have such powers as are assigned to him by the Articles of Association and, subject to the Articles of Association, by the Board on or after his appointment.

19.3.                              The Secretary may be removed from office at any time by the Board.

Regulations.

Article 20.

20.1.                              With due observance of the Articles of Association the Board shall adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board, the Chief Executive Officer, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

20.2.                              Regulations dealing with matters concerning General Meetings will be placed on the Company’s website.

Article 21.

General Meetings shall be held in the municipality of Amsterdam, Haarlemmermeer, Rotterdam, Skarsterlân, The Hague or Utrecht. Further information to persons authorised to attend a General Meeting with regard to the venue of the meeting shall be given in the notice convoking the meeting.

Article 22.

22.1.                              A General Meeting shall be held once a year, no later than six months after the end of the financial year of the Company.

22.2.                              The agenda of the annual meeting shall contain, inter alia, the following items:

a.                           consideration of the annual report, the annual accounts and the particulars to be added thereto pursuant to the statutory regulations;

b.                           adoption of the annual accounts;

c.                            if applicable, the proposal to pay a dividend;

d.                           proposals relating to the composition of the Board, including the filling of any vacancies in the Board;

e.                            the proposals placed on the agenda by the Board, including, but not limited to, a proposal to grant discharge to the directors for their management during the financial year, together with proposals made by shareholders in accordance with provisions of the law and the provisions of the Articles of Association.

22.3.                              The Board shall provide the General Meeting with all requested information unless this would be contrary to an overriding interest of the Company. If the Board invokes an overriding interest, it must give reasons.

22.4.                              Matters will only be put to vote if and to the extent that the General Meeting is authorised by law or the Articles of Association to resolve on the subject matter. All other matters are put on the agenda for discussion purposes only.

Extraordinary General Meeting.

Article 23.

Extraordinary General Meetings shall be convened by the Board, or whenever one or more shareholders and/or holders of depositary receipts representing the minimum percentage of at least one-tenth of the issued and outstanding capital so request the Board in writing. Such request shall specify and elucidate the subjects which the applicants wish to be discussed.

General Meeting. Notice and agenda.

Article 24.

24.1.                              Notice of the General Meeting shall be given by the Board or by a shareholder holding at least fifteen percent (15%) of the issued and outstanding share capital of the Company upon a term of at least such number of days prior to the day of the meeting as required by law, in accordance with law and the regulations of the stock exchange where shares in the share capital of the Company are officially listed at the Company’s request.

24.2.                              The Board may decide that the convocation letter in respect of a person authorised to attend a General Meeting who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

24.3.                              The notice shall state the subjects on the agenda or shall inform the persons authorised to attend a General Meeting that they may inspect the agenda at the office of the Company and that copies thereof are obtainable at such places as are specified in the notice.

24.4.                              A matter, the consideration of which has been requested in writing by one or more holders of shares or depositary receipts for shares, representing solely or jointly at least one percent (1%) of the issued share capital, will be placed on the notice convening a meeting or will be announced in the same manner if the Company has received the request not later than on the sixtieth day prior to the day of the meeting.

24.5.                              The Board shall inform the General Meeting by means of a shareholders’ circular or explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda.

24.6.                              Written requests as referred to in article 23 and this article 24 paragraph 4, may not be submitted electronically. Written requests as referred to in article 23 and this article 24 paragraph 4 shall comply with conditions stipulated by the Board, which conditions shall be posted on the Company’s website.

Article 25.

25.1.                              The persons who are entitled to attend the meeting are persons who:

(i)                          are a shareholder or a person who is otherwise entitled to attend the meeting as per a certain date, determined by the Board, such date hereinafter referred to as: the “record date”,

(ii)                       are as such registered in a register (or one or more parts thereof) designated thereto by the Board, hereinafter referred to as: the “register”, and

(iii)                    have given notice in writing to the Company prior to a date set in the notice to attend a General Meeting,

regardless of who will be shareholder or holder of depositary receipts at the time of the meeting. The notice will contain the name and the number of shares the person will represent in the meeting. The provision above under (iii) concerning the notice to the Company also applies to the proxy holder of a person authorised to attend a General Meeting.

25.2.                              The Board may decide that persons entitled to attend shareholders’ meetings and vote thereat may, within a period prior to the shareholders’ meeting to be set by the Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

25.3.                              The notice of convocation of the meeting will contain the place of meeting and the proceedings for registration.

25.4.                              The written proxies must be deposited at the office of the Company prior to a date set in the notice of the meeting.

25.5.                              The Board may decide that the business transacted at a shareholders’ meeting can be taken note of by electronic means of communication.

25.6.                              The Board may decide that each person entitled to attend shareholders’ meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified via the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the shareholders’ meeting concerned. The Board may attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the shareholders’ meeting and shall be posted on the Company’s website.

General Meeting. Meeting proceedings and reporting.

Article 26.

26.1.                              The General Meeting shall be presided by the Chairman or, if he is absent, by one of the other members of the other Non-Executive Directors designated for that purpose by the Board. If no Non-Executive Directors are present at the meeting, the meeting shall be presided by one of the Executive Directors designated for that purpose by the Board.

26.2.                              The chairman of the meeting shall determine the order of proceedings at the meeting with due observance of the agenda and he may restrict the allotted speaking time or take other measures to ensure orderly progress of the meeting.

26.3.                              A certificate signed by the chairman of the meeting and the Secretary confirming that the General Meeting has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

26.4.                              Minutes of the meeting shall be kept by a person to be designated by the chairman of the meeting and shall be confirmed and signed by the chairman of the meeting and the person who has kept the minutes, unless the business transacted at the meeting is officially recorded by a notary.

Article 27.

27.1.                              Resolutions proposed to the General Meeting by the Board shall be adopted by an absolute majority unless the law or the Articles of Association determine otherwise. Unless another majority of votes or quorum is required by virtue of the law, all other resolutions shall be adopted by at least an absolute majority, provided such majority represents more than one third of the issued share capital.

A second meeting referred to in article 120, paragraph 3 of Book 2 Dutch Civil Code cannot be convened.

27.2.                              The chairman of the meeting determines the method of voting.

27.3.                              Any and all disputes with regard to voting for which neither the law nor the Articles of Association provide shall be decided by the chairman of the meeting.

27.4.                              The ruling pronounced by the chairman of the meeting in respect of the outcome of any vote taken at a General Meeting shall be decisive. The same shall apply to the contents of any resolution passed.

Article 28.

28.1.                              Each share confers the right to cast one vote at the General Meeting.  Blank votes and invalid votes shall be regarded as not having been cast.

28.2.                              No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depositary receipts for which are held by the Company or by any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not be excluded from the right to vote if the right of usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary holds a right of pledge or usufruct.

28.3.                              For the purpose of determining how many shareholders are voting and are present or represented, or how much of the capital is provided or represented, no account shall be taken of shares in respect whereof the law stipulates that no votes can be cast for them.

Article 29.

29.1.                              Members of the Board shall have admission to the General Meetings. They shall have an advisory vote at the General Meetings.

29.2.                              Furthermore, admission shall be given to the persons whose attendance at the meeting is approved by the chairman of the meeting.

External auditor.

Article 30.

30.1.                              The Company shall instruct a registered accountant or another expert as referred to in section 2:393, first subsection, of the Dutch Civil Code, both hereinafter also referred to as: the accountant - to audit the annual accounts prepared by the Board, in accordance with section 2:393, subsection 3, of the Dutch Civil Code. The General Meeting is authorised to give such instructions. If the General Meeting fails to give these instructions, the Board shall be authorized to do so. The accountant shall report on his audit to the Board and shall present the result of his audit in a report.

With due observance of section 2:393 subsection 2 of the Dutch Civil Code, instructions to the accountant may be withdrawn at any time.

30.2.                              The Board may give instructions to the accountant referred to in paragraph 1 or another accountant at the Company’s expense.

Financial year, annual report and annual accounts.

Article 31.

31.1.                              The financial year of the Company shall coincide with the calendar year.

31.2.                              Annually, within the term set by law, the Board shall prepare annual accounts.

The annual accounts shall be accompanied by the auditor’s certificate referred to in article 30, if the assignment referred to in that article has been given, by the annual report, unless section 2:391 of the Civil Code does not apply to the Company, as well as the other particulars to be added to those documents by virtue of applicable statutory provisions.

The annual accounts shall be signed by all members of the Board if the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

31.3.                              The annual accounts drawn up by the Board, the annual report and the other particulars to be added thereto by virtue of applicable statutory provisions shall be open to the inspection of the shareholders and holders of depositary receipts at the office of the Company from the date of notice convoking the General Meeting at which the aforesaid documents shall be dealt with. The Company shall make copies available to the shareholders and holders of depositary receipts free of charge, at their request.

31.4.                              Insofar as the documents referred to in the preceding paragraph must be made public, any member of the public may inspect these documents and obtain a copy thereof at a charge not exceeding cost. This right shall cease as soon as the documents have been deposited at the office of the trade register.

Distributions.

Article 32.

32.1.                              The Company may make distributions on shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.

32.2.                              Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the determining of the annual accounts from which it appears that they are justified, entirely without prejudice to any of the other provisions of the Articles of Association.

32.3.                              The profit, if any, shall be carried to reserve as the Board may deem necessary.

32.4.                              The profit remaining after application of the previous paragraph shall be at the disposal of the General Meeting, which may resolve to carry it to reserve or to distribute it among the holders of shares.

32.5.                              On a proposal of the Board, the General Meeting may resolve to distribute to the holders of shares a dividend in the form of shares in the capital of the Company. In deviation from the first sentence of this paragraph, a proposal of the Board shall not be required for a resolution of the General Meeting to distribute a dividend in the form of shares if Oak Leaf B.V. holds ninety-five percent (95%) or more of the issued and outstanding share capital of the Company.

32.6.                              Subject to the other provisions of this article the General Meeting may, on a proposal made by the Board, resolve to make distributions to the holders of shares to the debit of one or several reserves which the Company is not prohibited from distributing by virtue of the law. In deviation from the first sentence of this paragraph, a proposal of the Board shall not be required for a resolution of the General Meeting to make distributions to the debit of one or several reserves which the Company is not prohibited from distributing by virtue of the law if Oak Leaf B.V. holds ninety-five percent (95%) or more of the issued and outstanding share capital of the Company.

32.7.                              No dividends shall be paid to the Company on shares held by the Company or where the Company holds the depositary receipts issued for such shares, unless such shares or depositary receipts are encumbered with a right of usufruct or pledge.

Interim distributions.

Article 33.

33.1.                              The Board may subject to the approval of the General Meeting resolve to make interim distributions to the shareholders at such conditions as the Board may determine, if an interim statement of assets and liabilities shows that the requirement of paragraph 1 of article 32 has been met. The Board may subject to the approval of the General Meeting resolve to distribute to the holders of shares an interim dividend in the form of shares in the capital of the Company.

At the proposal of the Board the General Meeting may resolve to make interim distributions to the shareholders if an interim statement of assets and liabilities shows that the requirement of article 32 paragraph 1 has been met.

33.2.                              The interim statement of assets and liabilities shall relate to the condition of the assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under the law and the Articles of Association shall be included in the statement of assets and liabilities. It shall be signed by the members of the Board. If one or more of their signatures are missing, this absence and the reason for this absence shall be stated.

Article 34.

34.1.                              Any proposal for distribution of dividend on shares and any resolution to distribute an interim dividend on shares shall immediately be published by the Board in accordance with the regulations of the stock exchange where the shares are officially listed at the Company’s request. The notification shall specify the date when and the place where the dividend shall be payable or - in the case of a proposal for distribution of dividend - is expected to be made payable.

34.2.                              Dividends shall be payable no later than thirty (30) days after the date when they were declared, unless the body declaring the dividend determines a different date.

34.3.                              Dividends which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable shall be forfeited to the Company and shall be carried to reserve.

34.4.                              The Board may determine that distributions on shares shall be made payable either in euro or in another currency.

Amendment of the articles of association. Winding up. Liquidation.

Article 35.

35.1.                              A resolution to amend the Articles of Association or to wind up the Company may only be adopted at the proposal of the Board.

35.2.                              On the dissolution of the Company, the liquidation shall be carried out by the Board,

unless otherwise resolved by the General Meeting.

35.3.                              The resolution to dissolve the Company shall also set the remuneration of the liquidators.

35.4.                              Pending the liquidation the provisions of the Articles of Association shall remain in force to the fullest possible extent.

35.5.                              The surplus assets of the Company remaining after satisfaction of its debts shall be divided, in accordance with the provisions of section 2:23b of the Dutch Civil Code shall be for the benefit of the holders of shares in proportion to the par value amount of shares held by each of them.

Transitional provisions.

Article 36.

36.1.                              As of the twenty-first day of June two thousand and twelve the Board has been empowered until the first day of July two thousand and fourteen:

(i)                          to issue shares up to ten percent (10%) of the issued share capital as it will read from time to time plus an additional ten percent (10%) of the issued share capital as it will read from time to time in connection with or on the occasion of mergers and acquisitions; and

(ii)                       to grant rights to subscribe for shares up to the maximum referred to above.

36.2.                              As of the twenty-first day of June two thousand and twelve the Board has been empowered until the first day of July two thousand and fourteen, to restrict or exclude pre-emptive rights on shares in connection with an issue of shares or a grant of rights to subscribe for shares by the Board in accordance with article 36, paragraph 1.

36.3.                              Notwithstanding article 14, paragraph 1, the first term of office for the directors shall not lapse prior to the end of the Company’s annual General Meeting in two thousand fourteen.

36.4.                              This article and its heading shall lapse on the first day of July two thousand and fourteen.

PART IV — MERGER PROPOSAL

DRAFT MERGER PROPOSAL BETWEEN

OAK SUB B.V.

D.E MASTER BLENDERS 1753 N.V. AND

NEW OAK B.V.

OAK SUB B.V.

as the Acquiring Company

D.E MASTER BLENDERS 1753 N.V.

as the Disappearing Company

NEW OAK B.V.

as the Issuing Company

DATE 19 June 2013

Please note that prior to the execution of this document, the layout will be amended to a notarial format by (i) removing this cover page, (ii) justifying the text across all pages, and (iii) removing any blank lines.

PROPOSAL REGARDING THE MERGER

BETWEEN OAK SUB B.V., D.E MASTER BLENDERS 1753 N.V. AND NEW OAK B.V.

THE UNDERSIGNED:

1.              the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) ATC Management B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG, constituting the entire management board of the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) Oak Sub B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG (“Oak Sub” or the “Acquiring Company”);

and

2.              a. Jan Bennink;

b. Norman Raul Sorensen-Valdez;

c. Sandra Elizabeth Taylor;

d. Maria Mercedes Mingaracal Corrales;

e. Andrea Illy;

f. Robert Zwartendijk; and

g. Géraldine Jeanne Marcelle Picaud,

jointly constituting the entire board of the company with limited liability (naamloze vennootschap) D.E MASTER BLENDERS 1753 N.V., having its seat in Joure, municipality Skarsterlân, its address at 1011DK Amsterdam, Oosterdoksstraat 80 (“DEMB” or the “Disappearing Company”);

and

3.              the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) ATC Management B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG, constituting the entire management board of the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) New Oak B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG (“New Oak” or the “Issuing Company”)

(Oak Sub, DEMB and New Oak are hereinafter jointly also to be referred to as the “Merging Companies”),

WHEREAS:

•                      New Oak is a wholly owned subsidiary of Oak Leaf and Oak Sub is a wholly owned subsidiary of New Oak;

•                      New Oak and Oak Sub have been incorporated for the sole purpose of a post-closing triangular merger and liquidation in relation to the voluntary public cash offer for all issued and outstanding shares in the capital of DEMB as announced by Oak Leaf and DEMB on 12 April 2013;

•                      the Merging Companies intend to enter into a legal triangular merger (juridische driehoeksfusie) in accordance with article 2:309 et seq of the Dutch Civil Code;

•                      as a result of such merger, (i) DEMB will merge and disappear into Oak Sub, (ii) New Oak shall allot (toekennen) shares in its capital to the shareholders of DEMB on a share-for-share basis, (iii) Oak Sub will acquire the entire equity (gehele vermogen) of DEMB under universal succession of title (algemene titel) by operation of law, (iv) DEMB will cease to exist and (v) DEMB will be delisted from Euronext Amsterdam;

•                      once the legal triangular merger is effective, New Oak and Oak Sub will execute a share purchase agreement pursuant to which New Oak will sell and transfer the sole ordinary paid up share in the capital of Oak Sub to Oak Leaf;

•                      the Merging Companies have not been dissolved, nor have they been declared bankrupt or have they filed a petition for suspension of payments;

•                      the issued capital of the Disappearing Company has been fully paid-up and no depositary receipts for the shares have been issued with the concurrence of the Disappearing Company; and

•                      none of the Merging Companies has a supervisory board,

THE MANAGEMENT BOARDS OF OAK SUB AND NEW OAK AND THE BOARD OF DEMB HEREWITH PUT FORWARD THE FOLLOWING:

MERGER PROPOSAL:

1.                  in accordance with article 2:309 et seq of the Dutch Civil Code, Oak Sub shall merge as Acquiring Company (verkrijgende rechtspersoon) with DEMB as Disappearing Company (verdwijnende rechtspersoon), upon which merger the Acquiring Company shall acquire the entire equity (gehele vermogen) of the Disappearing Company under universal succession of title (algemene titel) as a consequence of which the Disappearing Company shall cease to exist and the sole shareholder of the Acquiring Company, New Oak, shall allot (toekennen) shares in its capital to the shareholders of the Disappearing Company.

2.                  On or about the date the legal triangular merger becomes effective, the Issuing Company and the Acquiring Company will execute a share purchase agreement, substantially in the form as included in annex A attached to this proposal (the “SPA”). Pursuant to the SPA, the Issuing Company shall sell and transfer the sole ordinary paid up share in the capital of Oak Sub, constituting the entire issued capital of Oak Sub, to Oak Leaf against payment of a cash consideration and a loan note.

3.                  The current articles of association of the Acquiring Company read as indicated in annex B attached to this proposal.

The articles of association of the Acquiring Company shall be amended upon the merger in accordance with the draft deed of amendment to the articles of association as included in annex C attached to this proposal.

The current articles of association of the Issuing Company read as indicated in annex D attached to this proposal.

The articles of association of the Issuing Company shall be amended upon the merger in accordance with the draft deed of amendment to the articles of association, as included in annex E attached to this proposal.

The annexes referred to above shall constitute an integral part of this merger proposal.

4.                  To the extent that, at the time of the realization of the merger, there are (legal) persons who have special rights vis-à-vis the Disappearing Company, other than those in the capacity of shareholders, within the meaning of article 2:320 in conjunction with article 2:312 paragraph 2 sub c of the Dutch Civil Code, these (legal) persons will acquire an equivalent right in the Acquiring Company or compensation, within the meaning of the statutory provisions mentioned above.

5.                  Neither the members of the management boards of Oak Sub and New Oak or the board of DEMB at the time the merger is concluded nor any third party involved in the contemplated merger shall be granted any advantage within the meaning of article 2:312 paragraph 2 sub d of the Dutch Civil Code in connection with the merger.

6.                  The composition of the management board of the Issuing Company shall not be changed upon the merger.

7.                  Following the merger, the composition of the board of the Acquiring Company shall be the following: Bart Becht, Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott, Alejandro Santo Domingo, Michel Cup, Andrea Illy and Robert Zwartendijk.

8.                  Any and all agreements, including any financial and non-financial arrangements, between the parent company of the Issuing Company, Oak Leaf B.V., and the Disappearing Company will continue to be in full force and effect between Oak Leaf B.V. and the Acquiring Company.

9.                  Any and all agreements and arrangements between the Disappearing Company and the works council instituted at Koninklijke Douwe Egberts B.V., a group company of the Disappearing Company, will continue to be in full force and effect between the Acquiring Company and the works council instituted at Koninklijke Douwe Egberts B.V.

10.           The financial information of the Disappearing Company with respect to the period as from 1 July 2012 up to the date that the merger will become effective, shall be accounted for in the annual accounts of the Acquiring Company commencing on 1 July 2012.

11.           In connection with the transition of the shareholdings of the Disappearing Company the following will occur:

•                       any shareholders holding registered shares of the Disappearing Company will be recorded in the shareholders register of the Issuing Company;

•                       any shareholders holding shares in the capital of the Disappearing Company that are included in the giro deposit (girodepot) held by Euroclear Netherlands will be allotted shares in the capital of the Issuing Company with ISIN number NL0010514220 by operation of law.

12.           Upon the merger becoming effective, the articles of association of the Issuing Company are amended to, inter alia, include (i) a lock-up period until 1 March 2014, during which period the shares in the capital of the Issuing Company cannot be transferred, and (ii) a provision to the effect that prior approval of the management board is required for any transfer of shares in the capital of the Issuing Company (after the lock-up period has lapsed and/or is not applicable). Any transfer of shares in the capital of the Issuing Company either directly or through the giro deposit (girodepot) will therefore, immediately following the merger and in anticipation of subsequent liquidation of the Issuing Company, not be possible.

13.           The business operations of the Disappearing Company shall be continued by the Acquiring Company in the same manner.

14.           Notwithstanding the advice rights of the works council instituted at Koninklijke Douwe Egberts B.V., a group company of the Disappearing Company, the resolutions regarding the merger shall be adopted (i) by the shareholders’ meeting of the Disappearing Company at the proposal of the board of the Disappearing Company, and (ii) by the shareholders’ meetings of the Acquiring

Company and Issuing Company.

15.           The share exchange ratio is as follows: for one (1) share, with a par value of twelve euro cents (EUR 0.12) in the capital of the Disappearing Company, one (1) share, with a par value of twelve euro cents (EUR 0.12) in the capital of the Issuing Company shall be allotted. To determine the share exchange ratio, the intrinsic value method has been used.

16.           The shareholders of the Disappearing Company shall be fully entitled to share in the profit of the Issuing Company, commencing on the day the merger becomes effective.

17.           The merger shall have no influence on the goodwill and the distributable reserves of the Acquiring Company, except that the goodwill and the distributable reserves of the Disappearing Company will transfer to the Acquiring Company.

18.           Upon the merger no shares in the capital of the Issuing Company shall be cancelled in observance of article 2:325 paragraph 3 in conjunction with 2:333 paragraph 3 of the Dutch Civil Code.

19.           Neither of the Merging Companies has shares without voting rights or shares without dividend rights, and therefor:

(a)                                          the merger does not have any consequences for such shareholders;

(b)                                          an amount of damages for a share will not be determined; and

(c)                                           the total amount in the maximum of which damages can be requested will not be determined.

[signature pages to follow]

Signed in:	on

Member management board Oak Sub B.V.

ATC Management B.V.	ATC Management B.V..

by:	by:

title: managing director	title: managing director

Signed in:	on

Members board D.E MASTER BLENDERS 1753 N.V.

by: J. Bennink	by: N.P. Sorensen-Valdez

title: Non-Executive Director	title: Non-Executive Director

by: S.E. Taylor	by: M.M.M. Corrales

title: Non-Executive Director	title: Non-Executive Director

by: A. Illy	by: R. Zwartendijk

title: Non-Executive Director	title: Non-Executive Director

by: G.J.M. Picaud

title: Non-Executive Director

Signed in:	on

Member management board New Oak B.V.

ATC Management B.V.	ATC Management B.V.
by:	by:
title: managing director	title: managing director

ANNEX A

SHARE PURCHASE AGREEMENT WITH RESPECT TO D.E MASTER BLENDERS 1753 B.V.

THIS SHARE PURCHASE AGREEMENT is made on [•] 2013

BETWEEN:

(1)                                Oak Leaf B.V., a company incorporated under the laws of the Netherlands with its corporate seat in Haarlem, the Netherlands, and registered with the trade register of the Chamber of Commerce with number 57585083 (the “Purchaser”); and

(2)                                New Oak B.V., a company incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and registered with the trade register of the Chamber of Commerce with number 58077316 (the “Seller”).

The parties to this Agreement are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

RECITALS:

(A)                              D.E MASTER BLENDERS 1753 B.V. (formerly named: Oak Sub B.V.) is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and registered with the trade register of the Chamber of Commerce with number 58078762 (the “Company”).

(B)                              The Seller owns one share in the Company with a nominal value of EUR 0.01, constituting the entire issued and outstanding share capital of the Company (the “Share”).

(C)                              On 12 April 2013, the Purchaser and D.E MASTER BLENDERS 1753 N.V. (“DEMB”) jointly announced that they had reached conditional agreement on the terms and conditions of a voluntary public cash offer for all issued and outstanding shares in the capital of DEMB at an offer price of EUR 12.50 per share (the “Offer”) as amended and restated on 6 June 2013.

(D)                              On [•] 2013, the Purchaser published its offer memorandum (biedingsbericht) with respect to the Offer (the “Offer Memorandum”).

(E)                               On [•] 2013, the Offer was declared unconditional [and [•]% of the shares in DEMB were tendered under the Offer at the end of the Post-Closing Acceptance Period]. As a result, the Purchaser resolved to continue to pursue a post-closing restructuring in order for the Purchaser to acquire full ownership of DEMB’s business.

(F)                                On or about the date of this Agreement, the legal triangular merger between DEMB as disappearing company, the Company as acquiring company and the Seller as distributing company (the “Legal Merger”) will take place and as a result, DEMB’s shareholders will receive New Oak Shares on a share-for-share basis.

(G)                              Following the Legal Merger,

(i)                                              each holder of shares in the capital of DEMB immediately prior to completion of the Legal Merger, not being the Purchaser, will hold an equal number of New Oak Shares, and

(ii)                                           the Purchaser will hold an equal number of New Oak Shares plus one, the latter being the share the Purchaser owned in New Oak prior to completion of the Legal Merger, at that moment in time constituting the entire issued and outstanding share capital of New Oak.

(H)                             As part of the post-closing restructuring, the Seller wishes to sell to the Purchaser and the Purchaser wishes to purchase from the Seller the Share, subject to the terms and conditions of this Agreement.

IT IS AGREED as follows:

1.                                     DEFINITIONS AND INTERPRETATION

1.1.                           In this Agreement capitalised terms have the meaning set out in Schedule 1.1 (Interpretation).

1.2.                           In this Agreement, unless otherwise specified:

1.2.1.                           reference to a person shall include reference to any individual, company, association, partnership or joint venture;

1.2.2.                           reference to “include” and “including” shall be treated as reference to “include without limitation” or “including without limitation”; and

1.2.3.                           unless the context requires otherwise, “or” is used in the inclusive sense of “and/or”.

2.                                     SALE AND PURCHASE OF THE SHARE

2.1.                           Subject to and upon the terms and conditions of this Agreement, the Seller hereby sells the Share to the Purchaser free from Encumbrances and together with all rights attached to them, and the Purchaser hereby purchases the Share from the Seller.

2.2.                           The transfer of title to the Share to the Purchaser shall take place on the Completion Date by execution of the Deed of Transfer in accordance with the provisions of Clause 5.

3.                                     CONSIDERATION

3.1.                           The consideration payable by the Purchaser for the Share (the “Purchase Price”) shall be equal to the product of (i) the Offer Price multiplied by (ii) the total number of New Oak Shares after consummation of the Legal Merger.

For the avoidance of doubt, no interest shall accrue on the Purchase Price.

3.2.                           Ultimately at Completion, the Purchaser shall pay the Purchase Price as follows:

3.2.1.                           a portion of the Purchase Price equal to the product of (i) the Offer Price multiplied by (ii) the total number of Eligible New Oak Shares held by the Purchaser and its Affiliates immediately prior to Completion shall be paid by means of the Note;

3.2.2.                           the remainder of the Purchase Price shall be paid in cash (the “Cash Consideration”).

3.3.                           The Cash Consideration shall be paid by wire transfer into the bank account as designated by the Seller or in such other matter as agreed between the parties.

4.                                     CONDITIONS FOR COMPLETION

4.1.                           The obligation of the Parties to effect Completion is subject to the satisfaction of the condition precedent (opschortende voorwaarde) that the Parties shall have received confirmation that:

4.1.1.                           the Legal Merger is effective;

4.1.2.                           the Seller has been registered as a “partnership” for U.S. federal tax purposes with the United States Internal Revenue Service; and

4.1.3.                           the Company has been registered as a “corporation” for U.S. federal tax purposes with the United States Internal Revenue Service.

4.2.                           The condition precedent set out in Clause 4.1 may only be waived in writing by the Purchaser and the Seller jointly.

5.                                     COMPLETION

5.1.                           Completion shall take place as soon as possible after the satisfaction or waiver of the condition precedent set out in Clause 4.1 or on such other date as the Parties may agree (the “Completion Date”). Completion shall take place at the offices of Stibbe N.V. in Amsterdam.

5.2.                           On the Completion Date, the Parties shall duly execute and shall use their best efforts to cause any third persons identified to be a party to such documents to execute:

5.2.1.                           powers of attorney, corporate resolutions and other approvals and authorisations, if and as applicable, in the agreed form; and

5.2.2.                           the Note.

5.3.                           Upon completion of the steps set out in Clauses 3.3 and 5.2, the Parties shall ensure that the Notary executes the Deed of Transfer. The Parties shall ensure that the Company acknowledges the transfer of the Share.

6.                                     SELLER’S WARRANTIES

6.1.                           Accuracy of warranties

The Seller warrants that each of the warranties set out in Clause 8.2 is true, accurate and not misleading on the date of this Agreement and will be true, accurate and not misleading on the Completion Date.

6.2.                           Seller’s Warranties

Authority and capacity

6.2.1.                           The Seller has been duly incorporated and validly exists under the laws of the Netherlands and has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations under the Agreement.

6.2.2.                           All corporate and other action required to be taken by the Seller to authorise the execution of the Agreement and the performance of its obligations under the Agreement has been duly taken or will have been duly taken by Completion.

6.2.3.                           The Agreement has been duly executed on behalf of the Seller and constitutes legal, valid and binding obligations of the Seller, enforceable in accordance with their terms.

The Share

6.2.4.                           The Share constitutes the whole of the issued and outstanding share capital of the Company. The Share has been validly issued and fully paid up and is free and clear of Encumbrances.

6.2.5.                           The Seller is the sole legal and beneficial owner (juridische en economische eigenaar) of the Share. The Seller is entitled to sell and transfer title to the Share to the Purchaser.

6.2.6.                           No depository receipts have been issued for the Share.

6.3.                           Purchaser’s Warranties

Authority and capacity

6.3.1.                           The Purchaser has been duly incorporated and validly exists under the laws of the Netherlands and has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations under the Agreement.

6.3.2.                           All corporate and other action required to be taken by the Purchaser to authorise the execution of the Agreement and the performance of its obligations under the Agreement has been duly taken or will have been duly taken by Completion.

6.3.3.                           The Agreement has been duly executed on behalf of the Purchaser and constitutes legal, valid and binding obligations of the Purchaser, enforceable in accordance with their terms.

7.                                     NO OTHER WARRANTIES

The Purchaser acknowledges that no warranties, express or implied, have been given or are given other than the warranties set out in Clause 6.2.

8.                                     NO LIABILITY AFTER COMPLETION

Subject to the condition precedent that Completion is effected:

8.1.1.                           each Party agrees that the other Party shall have no liability of any kind towards it in connection with this Agreement;

8.1.2.                           each Party grants full and final discharge to the other Party in connection with such Party’s obligations under this Agreement; and

8.1.3.                           each Party irrevocably and unconditionally waives its rights to initiate any claim, action or proceeding against the other Party in connection with this Agreement,

in each case (i) other than pursuant to Clause 6.1 and (ii) to the maximum extent permitted by applicable law.

9.                                     TERMINATION

9.1.                           This Agreement may be terminated at any time before Completion:

9.1.1.                           by mutual written consent between the Parties; or

9.1.2.                           upon notice by any Party, if Completion is not effected on or before 1 November 2013.

9.2.                           If this Agreement is terminated pursuant to Clause 9.1, all rights and obligations of the Parties under this Agreement shall end except for this Clause 9.2 and Clause 10 (General provisions), which shall remain in full force and effect.

10.                              GENERAL PROVISIONS

10.1.                    The Parties shall sign all such further documents and shall perform all further acts as reasonably necessary for the purpose of satisfying their respective obligations under this Agreement.

10.2.                    This Agreement constitutes the entire agreement between the Parties relating to the sale and purchase of the Share and supersedes any earlier agreements between the Parties with respect to the subject made hereof, whether in writing or oral.

10.3.                    This Agreement may only be amended in writing.

10.4.                    This Agreement may be executed in any number of counterparts.

10.5.                    Each Party waives its rights, if any, to rescind or nullify in whole or in part (geheel of gedeeltelijk ontbinden of vernietigen) this Agreement or to seek alteration in whole or in part of the consequences of this Agreement.

10.6.                    The Parties exclude the applicability of Title 1 Book 7 and section 6:89 of the Dutch Civil Code.

10.7.                    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced with a provision that is valid and enforceable and reflects as closely as possible the intent of the invalid or unenforceable provision.

10.8.                    This Agreement is governed by the laws of the Netherlands without regard to any conflict of law rules under Netherlands private international law

10.9.                    All disputes arising out of or in connection with this Agreement shall in the first instance be submitted to the court of first instance (rechtbank) in Amsterdam, the Netherlands, and shall not be submitted to any other court, without prejudice to the right of appeal (hoger beroep) and cassation (cassatie).

[signature page follows]

THUS AGREED AND SIGNED ON THE DATE FIRST WRITTEN ABOVE

Oak Leaf B.V.

By:	J.C. Creus	By:	M. Hopmann
Title:	Managing director	Title:	Managing director

New Oak B.V.

ATC Management B.V.		ATC Management B.V.
By:	[•]	By:	[•]
Title:	Managing director	Title:	Managing director

SCHEDULE 1.1 (INTERPRETATION)

“Affiliates” means any person directly or indirectly, solely or jointly, controlling or controlled by the Purchaser;

“Agreement” means this share purchase agreement, including all schedules;

“Cash Consideration” has the meaning given in Clause 3.2.2;

“Clause” means a clause of this Agreement;

“Company” has the meaning given in the recitals to this Agreement;

“Completion” means the completion of the sale and transfer of the Share pursuant to Clause 5;

“Completion Date” has the meaning given in Clause 5.1;

“Deed of Transfer” means the notarial deed of transfer of the Share in the form attached to this Agreement in Schedule A (Deed of Transfer) and to be executed on Completion;

“DEMB” has the meaning given in the recitals to this Agreement;

“Eligible New Oak Shares” means the shares in the issued and outstanding capital of the Seller, excluding any shares held by the Seller;

“Encumbrance” means any pledge (pandrecht), usufruct (vruchtgebruik), attachment (beslag) or similar any rights in any jurisdiction;

“Legal Merger” has the meaning given in the recitals to this Agreement;

“New Oak Shares” means the shares in the issued and outstanding capital of the Seller;

“Notary” means civil law notary (notaris) P.H.N. Quist of Stibbe N.V. or his legal substitute;

“Note” means the loan note in the form attached to this Agreement in Schedule B (Note) and to be executed on Completion;

“Offer” has the meaning given in the recitals to this Agreement;

“Offer Price” means EUR 12.50, being the offer price as set out in the Offer Memorandum;

“Party” has the meaning given in the preamble of this Agreement;

“Purchase Price” has the meaning given in Clause 3.1;

“Purchaser” has the meaning given in the opening of this Agreement;

“Seller” has the meaning given in the opening of this Agreement; and

“Share” has the meaning given in the recitals to this Agreement.

SCHEDULE A (DEED OF TRANSFER)

DEED OF TRANSFER OF SHARES	CW/6009310/10532085
D.E MASTER BLENDERS 1753 B.V.	05-06-2013

Today, [date],

appeared before me, [mr. Paul Hubertus Nicolaas Quist], civil-law notary in Amsterdam:

[appearing person], in the present matter acting as holder of a written power of attorney of:

(1)                                         the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) New Oak B.V., having its seat in Amsterdam, its address at 2031CC Haarlem, Oudeweg 147, registered in the trade register under number 58077316

(the “Transferor”);

(2)                                         the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) Oak Leaf B.V., having its seat in Amsterdam, its address at 2031CC Haarlem, Oudeweg 147, registered in the trade register under number 57585083

(the “Transferee”);

(3)                                         the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) D.E MASTER BLENDERS 1753 B.V. (formerly named: Oak Sub B.V.), having its seat in Amsterdam, its address at 2031CC Haarlem, Oudeweg 147, registered in the trade register under number 58078762

(the “Company”).

Powers of attorney

The powers of attorney are evidenced by three (3) private deeds.

The appearing person, acting in such capacity, declared:

1.                                               THE SHARE

1.1.                                    The Transferor is holder of the sole ordinary paid up share in the capital of the Company, with a nominal value of one euro cent (EUR 0.01), numbered 1 (the “Share”). The Share is registered in the name of the Transferor.

The Share constitutes the entire issued capital.

1.2.                                    The Transferor acquired the Share by issue by the Company to the Transferor at the incorporation of the Company executed on the fifth of June two thousand and thirteen before a legal substitute for P.H.N. Quist, civil-law notary in Amsterdam.

1.3.                                    The Transferor shall provide the Transferee with a copy of the deed and document(s) evidencing the acquisition of the Share.

2.                                               TITLE

2.1.                                     On [date], the Transferor and the Transferee entered into an agreement of sale and purchase titled ‘share purchase agreement’ with respect to the Share (the “Agreement”).

2.2.                                     The Agreement obliges the Transferor to transfer the Share to the Transferee.

3.                                               DISSOLUTION, CONDITION PRECEDENT

3.1.                                     The Transferor and the Transferee waive their right, if any, to rescind or nullify in whole or in part (geheel of gedeeltelijk ontbinden of vernietigen) the Agreement or this Deed or to seek alteration in whole or in part of the consequences of the Agreement or this Deed.

3.2.                                     The Transferor and the Transferee declare that the condition precedent (opschortende voorwaarde) subject to which the transfer of the Share is to take place, as agreed upon in article 4 of the Agreement, was fulfilled.

4.                                               TRANSFER OF THE SHARE, ACKNOWLEDGEMENT

4.1.                                     Pursuant to the Agreement, the Transferor hereby transfers the Share to the Transferee, who hereby accepts the Share from the Transferor.

4.2.                                     The Company acknowledges the transfer of the Share and will make the appropriate entries in the shareholders’ register.

5.                                               ACCOUNT AND RISK

In accordance with the provisions of the Agreement, the Share will be for the account and risk of the Transferee from now on, and therefore the Transferee is entitled to all reserves and to any distribution made by the Company on the Share as from today.

6.                                               ACQUISITION PRICE

6.1.                                     The amount of the acquisition price and the manner of payment is stipulated in the Agreement. Payment of the acquisition price took place without the intervention of Stibbe.

6.2.                                     The Transferor hereby grants acquittance (kwijting) to the Transferee for the payment of the acquisition price.

7.                                               REGULATION OF THE ROYAL NOTARIAL ASSOCIATION (VERORDENING KONINKLIJKE NOTARIËLE BEROEPSORGANISATIE)

The Transferor and the Transferee declare that they are aware of the fact that [P.H.N. Quist] civil-law notary in Amsterdam, is associated to the law firm Stibbe, which firm acts as the external legal advisor to both the Transferor and the Transferee.

With reference to the provisions of the Regulations concerning professional rules and rules of conduct (Verordening beroeps- en gedragsregels), the Transferor and the Transferee hereby declare that they have explicitly consented, and to the extent required now and hereby explicitly consent to (i) [P.H.N. Quist] executing this deed, and (ii) both the Transferor and the Transferee being assisted by Stibbe in all matters connected with this deed, and all potential conflicts arising from it.

8.                                               CHOICE OF LAW

The present deed and the enforcement thereof shall be governed by Dutch law.

9.                                               FINAL CLAUSE

./.                                      Attached to this deed are:

•                                                  three (3) private deeds evidencing the powers of attorney to the appearing person; and

•                                                  the Agreement.

This deed was executed today in Amsterdam.

The substance of this deed was stated and explained to the appearing person.

The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at

SCHEDULE B (NOTE)

THIS LOAN NOTE (“Note”) is made on [•] 2013.

RECITALS:

(1)                                Oak Leaf B.V. is a company incorporated under the laws of the Netherlands with its corporate seat in Haarlem, the Netherlands, and registered with the trade register of the Chamber of Commerce with number 57585083 (the “Obligor”).

(2)                                New Oak B.V. is a company incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and registered with the trade register of the Chamber of Commerce with number 58077316 (the “Holder”).

(3)                                The Obligor owns [•] shares in the issued and outstanding capital of the Holder with a nominal value of EUR 0.12 each.

(4)                                D.E MASTER BLENDERS 1753 B.V. (formerly named: Oak Sub B.V.) is a company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and registered with the trade register of the Chamber of Commerce with number 58078762 (the “Company”).

(5)                                The Holder owns one share in the Company with a nominal value of EUR 0.01, constituting the entire issued and outstanding share capital of the Company (the “Share”).

(6)                                On 12 April 2013, the Obligor and D.E MASTER BLENDERS 1753 N.V. (“DEMB”) jointly announced that they had reached conditional agreement on the terms and conditions of a voluntary public cash offer for all issued and outstanding shares in the capital of DEMB at an offer price of EUR 12.50 per share (the “Offer”) as amended and restated on 6 June 2013.

(7)                                If the Offer is declared unconditional, the Obligor may cause DEMB to pursue a post-closing merger and liquidation, consisting, in summary and among other things, of a sale and transfer by the Holder to the Obligor of the Share pursuant to a certain sale and purchase agreement dated [•] 2013 between Obligor and Holder (the “SPA”).

(8)                                Pursuant to clause 3.2 of the SPA and for a part of the value of the Share to be sold and transferred to the Obligor, in the amount of EUR [•], the Obligor will be credited in its books in the form of this Note, under the terms and conditions set forth herein.

IT IS AGREED as follows:

1.                                     AMOUNT AND REPAYMENT

1.1.                           Subject to and upon the terms and conditions of this Note, the Obligor hereby promises to pay to the Holder the amount of EUR [•] (the “Amount”).

1.2.                           No interest shall accrue on the Amount.

1.3.                           The Amount shall be payable upon first request of the Holder and into such bank account as designated by the Holder in writing.

1.4.                           The Amount may be prepaid in whole or in part at any time or times without penalty.

1.5.                           The Amount due in respect of the Note shall be payable by set-off (verrekening) against any payment due by the Holder to the Obligor.

2.                                     GENERAL PROVISIONS

2.1.                           The Parties shall sign all such further documents and shall perform all further acts as reasonably necessary for the purpose of satisfying their respective obligations under this Note.

2.2.                           This Note constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes any earlier agreements between the Parties with respect to the subject made hereof, whether in writing or oral.

2.3.                           This Note may only be amended in writing.

2.4.                           This Note may be executed in any number of counterparts.

2.5.                           Each Party waives its rights, if any, to rescind or nullify in whole or in part (geheel of gedeeltelijk ontbinden of vernietigen) this Note or to seek alteration in whole or in part of the consequences of this Note.

2.6.                           The invalidity or unenforceability of any provision of this Note shall not affect the validity or enforceability of any other provision of this Note. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced with a provision that is valid and enforceable and reflects as closely as possible the intent of the invalid or unenforceable provision.

2.7.                           This Note is governed by the laws of the Netherlands without regard to any conflict of law rules under Netherlands private international law

2.8.                           All disputes arising out of or in connection with this Note shall in the first instance be submitted to the court of first instance (rechtbank) in Amsterdam, the Netherlands, and shall not be submitted to any other court, without prejudice to the right of appeal (hoger beroep) and cassation (cassatie).

[signature page follows]

IN WITNESS THEREOF, Obligor has signed this Note on the date first written above.

Oak Leaf B.V.

By:	[•]	By:	[•]
Title:	Managing director	Title:	Managing director

For acknowledgement and agreement

New Oak B.V.

ATC Management B.V.		ATC Management B.V.
By:	[•]	By:	[•]
Title:	Managing director	Title:	Managing director

ANNEX B

PRESENT ARTICLES OF ASSOCIATION OAK SUB B.V.

ARTICLES OF ASSOCIATION OF OAK SUB B.V.

(informal translation)

having its seat in Amsterdam, as these read after the execution of the deed of incorporation, executed on 5 June 2013 before a legal substitute for P.H.N. Quist, civil-law notary in Amsterdam.

The company is registered in the trade register under number 58078762.

1.                                      NAME AND SEAT

1.1.                            The name of the company is: Oak Sub B.V.

1.2.                            The company has its seat in Amsterdam.

2.                                      OBJECTS

The objects of the company are:

(a)                                 to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises;

(b)                                 to provide advice and other services;

(c)                                  to acquire, use and/or assign industrial and intellectual property rights and real property;

(d)                                 to provide security for the debts of legal persons or of other companies with which the company is affiliated or for the debts of third parties;

(e)                                  to invest funds; and

(f)                                   to undertake all actions that are deemed to be necessary to the foregoing, or in furtherance thereof,

all in the widest sense of the words.

3.                                      SHARES

3.1.                            The shares shall be registered and numbered from 1 upwards.

3.2.                            The nominal value of each share amounts to one euro cent (EUR 0.01).

4.                                      ISSUE OF SHARES

4.1.                            The issue of shares, including the granting of rights to subscribe for shares, may only be effected through a resolution of the general meeting, which shall specify the price and other terms and conditions of the issue.

The issue price may not be less than the nominal amount of each share.

4.2.                            In case of an issue of shares, each shareholder shall have a pre-emptive right in proportion to the aggregate amount of his shares.

A shareholder shall not have a pre-emptive right to shares that are issued to employees of the company or a group undertaking. The general meeting may resolve to limit or exclude the pre-emptive right with respect to a specific issue of shares.

4.3.                            The nominal amount must be paid-up upon issue of the share, unless it is stipulated that the nominal amount or a part thereof shall be paid-up after a certain period or upon request of the company.

4.4.                            The issue of shares requires a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands.

5.                                      USUFRUCT AND PLEDGE ON SHARES

5.1.                            A right of pledge or a right of usufruct may be created on the shares.

5.2.                            The shareholder shall have the voting rights attached to his shares subjected to a right of usufruct or pledge.

5.3.                            The voting rights and meeting rights attached to the shares subjected to a right of usufruct or pledge cannot be vested in the usufructuary or pledgee.

6.                                      SHAREHOLDERS’ REGISTER

6.1.                            The management board shall keep a register in which the names and addresses of all shareholders are recorded, stating the number of shares held by them, and numbers allocated to such shares, the date on which the shares were acquired, the date of the acknowledgement of the transfer or the date on which the transfer has been served upon the company, as well as the amount paid-up on each share.

The register shall also record the names and addresses of the holders of a right of usufruct or pledge on shares, stating the date on which they acquired such right, the date of the acknowledgement of the acquisition of their right or the date on which such acquisition has been served upon the company. The register further records to which rights attached to the shares they are entitled.

6.2.                            Each person whose data must be recorded in the register shall timely provide the information stated in article 7.1 as well as any changes thereof to the management board.

If an electronic address is disclosed to the management board to that effect, such disclosure is, where applicable, also deemed to be disclosed to the company to be used for receiving all notifications, announcements and statements as well as convening notices for a general meeting.

7.                                      TRANSFER OF SHARES, CREATION OF LIMITED RIGHTS

7.1.                            A shareholder may freely transfer his shares.

7.2.                            The transfer of a share and the creation or assignment of a limited right on a share, can only be effected by way of a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands, to which deed all persons involved are a party.

8.                                      ACQUISITION OF OWN SHARES

The company may acquire fully paid-up shares or certificates thereof in its own capital for no consideration, by universal title or if the company’s equity less the acquisition price exceeds the sum of the statutory reserves the company must maintain. The management board is authorised to resolve to the acquisition.

At least one share in the company’s capital must be held by someone other than the company or one of its subsidiaries.

9.                                      MANAGEMENT BOARD

9.1.                            The company shall have a management board consisting of one or more managing directors.

9.2.                            Managing directors shall be appointed by the general meeting.

Prior to the appointment, the general meeting shall be provided with information regarding any position of the potential managing director at other legal entities. The absence or inaccuracy of such information regarding the potential managing director shall not affect the resolution to appoint the relevant managing director.

9.3.                            Managing directors may at any time be suspended or dismissed by the general meeting.

A suspension may last no longer than three months in total, also after having been extended one or more times.

9.4.                            The remuneration and other employment terms and benefits of each managing director shall be determined by the general meeting.

9.5.                            In the event that one or more managing directors is absent or prevented from acting, the remaining managing directors or the sole remaining managing director shall be charged with the management of the company.

In the event that all managing directors are absent or prevented from acting, a person to be appointed for that purpose by the general meeting shall temporarily be entrusted with the management of the company.

If there are no managing directors available, and the general meeting has not appointed a person as indicated, or such person is unable or unwilling to perform the management of the company temporarily, each shareholder shall be authorised to convene a general meeting for the sole purpose of the appointment of a managing director, of a person who is willing and able to perform the management of the company temporarily.

10.                               MANAGEMENT BOARD RESOLUTIONS

10.1.                     Each managing director participating in the deliberations and decision-making process, may cast one vote.

The management board shall adopt resolutions by an absolute majority of the votes cast. Blank votes shall be considered null and void.

10.2.                     Each managing director may only be represented at management board meetings by another managing director, duly authorised for each particular meeting.

10.3.                     Meetings of the management board may also be held by telephone or video conference, provided that these are initiated in the Netherlands and that each managing director taking part in such meeting is able to hear the deliberations and can be heard by the other managing directors.

10.4.                     The management board may also adopt resolutions without convening a meeting, if all managing directors have been consulted about this and none of the managing directors has objected to adopting resolutions in this manner.

10.5.                     A managing director may not participate in the deliberation and the decision-making process of the management board concerning any subject in which this managing director has a direct or indirect personal interest which conflicts with the interest of the company and its business enterprise. In such event, the other managing directors shall be authorised to adopt the resolution.

If all managing directors have a conflict of interest as mentioned above, the resolution shall be adopted by the general meeting.

10.6.                     The general meeting may resolve that all management board resolutions relating to any of the matters to be determined and clearly defined by the general meeting, shall be subject to the approval of the general meeting. Such resolutions shall be notified in writing to the management board.

11.                               REPRESENTATION

11.1.                     The company shall be represented by the management board.

Except for the management board, the authority to represent the company is also vested in each managing director individually.

In the event that a managing director is absent or prevented from acting, the person that is temporarily entrusted with the management of the company in his place, shall also be authorised to represent the company in accordance with the provisions of this article.

11.2.                     The management board is authorised to engage in legal transactions in which special obligations are imposed on the company, relating to the subscription to shares or legal transactions that concern contributions on shares other than in cash.

12.                               GENERAL MEETING

12.1.                     During each financial year, at least one general meeting shall be held, or one resolution without holding a meeting must be adopted by the general meeting, as referred to in article 14.14.

12.2.                     In these articles of association, the “right to attend meetings” (vergaderrecht) is defined as the right to attend the general meeting either in person or represented by a person holding a written proxy, and to address such meeting.

Shareholders shall have the right to attend meetings.

Holders of depositary receipts for shares in the capital of the company, usufructuaries and pledgees do not have the right to attend meetings.

12.3.                     General meetings shall be held in the municipality where the company has its statutory seat or in the municipality of Haarlemmermeer, Schiphol.

A general meeting may also be held in another place, provided that all persons entitled to attend the meeting have given their approval to such place, and that the managing directors have been given the opportunity to give their advice prior to the decision-making process.

12.4.                     A general meeting shall be convened by the management board or by a managing director no later than on the eighth day prior to the day of the meeting.

The general meeting shall be convened by means of a notice letter sent to the address of all persons entitled to attend the meeting as listed in the register of shareholders, or by electronic means in a legible and reproducible electronic message sent to the electronic addresses referred to in article 7.2.

With respect to matters that were not or not in time announced in the notice letter, valid resolutions may only be adopted if all persons entitled to attend the meeting have approved of adopting resolutions on such matters, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

If the notice period for calling the meeting was not observed, valid resolutions may only be adopted if all persons entitled to attend the meeting approve of the decision-making, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

12.5.                     A person entitled to attend the meeting may be represented for the purpose of exercising its rights in a meeting by a person holding a written proxy. The requirement that the proxy is in writing is met if such proxy is recorded electronically.

12.6.                     If so determined by the management board and announced at the time of convening the meeting, persons entitled to attend the meeting have the right to do so by electronic means either in person or represented by a person holding a written proxy, to address that meeting and, for those who have voting rights, to exercise such voting rights, provided that the use of the electronic means by persons entitled to attend the meeting enables their identification, and enables them to take note of the discussions at that meeting directly and to participate in the deliberations of that meeting.

The management board is authorised to adopt further regulations regarding the use of electronic means. If the management board has exercised such authority, such regulations shall be made available at the time the meeting is convened.

12.7.                     The notice to convene a meeting may specify that prior to the meeting, votes can be cast by electronic means, but not earlier than thirty days prior to the day of the meeting.

Votes cast in such way shall be considered equivalent to the votes cast in the general meeting.

12.8.                     The general meeting itself shall appoint a chairman. The chairman shall appoint a secretary.

12.9.                     Each share confers the right to cast one vote.

Resolutions of the general meeting shall be adopted by an absolute majority of the votes cast, unless a larger majority is required by law. Blank votes shall be considered null and void.

Each managing director has an advisory vote in the general meeting.

12.10.              The chairman of the meeting shall decide on any dispute in relation to voting results, the entitlement to vote and to attend the meeting, in so far as the law or the articles of association do not resolve such dispute.

12.11.              The chairman of the meeting shall determine the method of voting, as far as article 20.5 does not apply.

12.12.              The management board shall keep records of all resolutions adopted in the general meeting.

Such records shall be lodged at the company’s offices for inspection by all persons entitled to attend the meeting. Upon their request, such persons shall be given a certified copy or extract of the records at cost.

12.13.              Shareholders may also adopt resolutions without convening a general meeting, provided that all persons entitled to attend the meeting consent to this decision-making process. Such consent may be given by electronic means.

The votes shall be cast in writing or by use of electronic means. This requirement is also met if the resolution is recorded in writing or electronically, stating the method of voting of each person entitled to vote.

Prior to the decision-making process, the managing directors shall have the opportunity to give advice.

13.                               FINANCIAL YEAR, ANNUAL ACCOUNTS, ANNUAL REPORT

13.1.                     The company’s financial year shall coincide with the calendar year.

13.2.                     Within five months after the end of each financial year, the management board shall prepare the annual accounts, unless the general meeting extends such period by no more than six months due to extraordinary circumstances.

The annual accounts shall be signed by all managing directors. If the signature of one or more of the managing directors is lacking, this shall be stated giving the reason therefor.

Within the abovementioned period, the management board shall prepare an annual report, unless the company is not obliged to do this in accordance with the legislation and regulations applicable to the company.

13.3.                     If and to the extent that the company is subject to the relevant legal provisions to this effect, the general meeting shall instruct an auditor or a firm of auditors, as referred to in article 2:393 paragraph 1 of the Dutch Civil Code, to audit the annual accounts prepared by the management board, to report thereon, and to issue an auditor’s certificate with respect thereto.

The general meeting may also resolve to appoint an accountant if the company does not have a legal obligation to have the annual accounts audited by an accountant.

13.4.                     The annual accounts shall be adopted by the general meeting.

If all shareholders are also managing directors of the company, the signing of the annual accounts by all managing directors shall not be considered as the adoption of the annual accounts within the meaning of article 2:210 paragraph 3 of the Dutch Civil Code.

13.5.                     The company is obliged to make its annual accounts, its annual report and the other information as referred to in article 2:392 of the Dutch Civil Code publicly available at the trade register, if and to the extent required by law.

14.                               ALLOCATION OF PROFITS

14.1.                     The general meeting is authorised to appropriate the profits as determined by the adoption of the annual accounts, or a part thereof, and to resolve to make distributions.

The general meeting is also authorised to resolve to make an interim distribution, including distributions from the reserves.

14.2.                     If the company is obliged by law to maintain reserves, it may only make distributions to its shareholders to the extent that the company’s equity exceeds the sum of such statutory reserves.

14.3.                     The company may only carry out a resolution of the general meeting to make a distribution after the management board has granted its approval.

The management board may only refuse to grant its approval to a resolution to make a distribution, if it is aware or should reasonably foresee that after such distribution the company will become unable to continue to settle its payable debts.

14.4.                     If the company makes a distribution as referred to in article 16.1, the same amount will be distributed on each share, unless all shareholders agree to another allocation per share with regard to a specific distribution.

14.5.                     In the calculation of the distribution, the shares held by the company in its own capital or shares of which the company holds depositary receipts, shall be disregarded. No distribution will be made on the shares referred to in the preceding sentence.

14.6.                     The claim to a distribution shall expire through the lapse of five years after the day following the day on which the management board granted its approval to such distribution or, if the distribution became due at a later date, the day following the day on which the distribution payment became due.

15.                               AMENDMENT OF THE ARTICLES OF ASSOCIATION, MERGER AND DEMERGER

15.1.                     The general meeting may resolve to amend the articles of association.

15.2.                     If a proposal to amend the articles is presented to the general meeting, this must be stated in the notice convening the meeting. A copy of the proposal, containing the verbatim text of the proposed amendment of the articles of association, must be lodged for inspection at the offices of the company from the day on which the notice convening the meeting is sent until the closing of the meeting, for those entitled to attend the meeting who may also request a copy at cost.

15.3.                     The general meeting may resolve to enter into a merger (fusie) or demerger (splitsing) under the provisions of Title 2.7 of the Dutch Civil Code, notwithstanding the authority vested to the management board by law in relation to the decision-making process in case of a merger or demerger.

16.                               DISSOLUTION AND LIQUIDATION

16.1.                     The general meeting may resolve to dissolve the company.

16.2.                     The liquidation shall be effected by the management board, unless other liquidators are appointed by the general meeting. The general meeting may resolve to grant a remuneration to a liquidator.

16.3.                     During the liquidation, the articles of association shall remain effective to the extent possible.

16.4.                     The liquidation surplus shall be distributed to the shareholders in proportion to their rights.

17.                               INITIAL FINANCIAL YEAR

The company’s initial financial year shall end on the thirty-first of December two thousand and thirteen. This article, together with its heading, shall lapse after the first financial year.

ANNEX C

NEW ARTICLES OF ASSOCIATION OAK SUB B.V.

(NEW NAME: D.E MASTER BLENDERS 1753 B.V.)

POST MERGER ARTICLES OF ASSOCIATION OF OAK SUB B.V.	SB/6009310/10532325
06-06-2013
(NEW NAME: D.E MASTER BLENDERS 1753 B.V.)	6
(informal translation)

having its seat in Amsterdam, as these read after the execution of the deed of merger between Oak Sub B.V., D.E MASTER BLENDERS 1753 N.V. and New Oak B.V., to be executed before P.H.N. Quist, civil-law notary in Amsterdam.

The company is registered in the trade register under number 58078762.

1.                                      NAME, CORPORATE SEAT

The name of the company is: D.E MASTER BLENDERS 1753 B.V.

Its corporate seat is in Joure, Skarsterlân, the Netherlands.

2.                                      OBJECTS

The objects of the company are the sale, purchase, manufacturing, packaging and trading of coffee, tea, beverages and other related products, including but not limited to the process of coffee beans into coffee and related products, as well as to participate in, to take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, to provide services to other business enterprises of whatever nature, furthermore to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing.

3.                                      DEFINITIONS

In these articles of association the following terms shall have the following meaning:

“Articles of Association”: these articles of association.

“Board”: the board of directors of the Company.

“Company”: D.E MASTER BLENDERS 1753 B.V., incorporated on the fifth of June two thousand and thirteen at that time named Oak Sub B.V.

“Chairman”: the Non-Executive Director of the Board appointed as Chairman in accordance with article 15.2.

“Chief Executive Officer”: the Executive Director appointed as Chief Executive Officer in accordance with article 15.1.

“depositary receipt for a share”: depositary receipt for a share in the capital of the Company without the right to receive notices of General Meetings, the right to attend such meetings, the right to address such meetings or the right to inspect the annual accounts as prepared by the Board, the annual report and the additional information thereto.

“Executive Director”: a member of the Board appointed as executive director.

“General Meeting”: the corporate body the general meeting of shareholders or a meeting of such corporate body.

“law”: the law of the Netherlands.

“Non-Executive Director”: a member of the Board appointed as non-executive director.

“person”: a natural person or a legal entity.

“person authorised to attend a General Meeting”: (a) a shareholder, and (b) a holder of a right of usufruct or a right of pledge, who is entitled to the voting right attached to the share which is subject to the right of usufruct or the right of pledge, and (c) such other persons referred to in article 20.4.

“person authorised to attend and to vote at a General Meeting”: (a) a shareholder entitled to vote, (b) a holder of a right of usufruct or a right of pledge, who is entitled to the voting right attached to the share which is subject to the right of usufruct or the right of pledge, and (c) such other persons referred to in article 20.4.

“shareholder”: a holder of a share in the capital of the Company or the joint holders of a share referred to in article 11.

“statutory provisions”: provisions by or pursuant to the law.

4.                                      SHARE CAPITAL AND SHARES

4.1.                            The share capital of the Company is divided into shares of one euro cent (EUR 0.01) each.

4.2.                            The shares shall consecutively be numbered from 1 onwards.

5.                                      ISSUE OF SHARES

5.1.                            Shares shall be issued pursuant to a resolution proposed by the Board and adopted by the General Meeting or pursuant to a resolution of the Board if by resolution of the General Meeting the Board has been authorised for a specific period not exceeding five (5) years to issue shares. The resolution granting the aforesaid authorisation must determine the number of the shares that may be issued. The authorisation may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

5.2.                            The General Meeting, or the Board, if authorised for that purpose, shall determine the price and the further conditions of issue in its resolution to issue shares. Save for the provisions of article 2:191 of the Dutch Civil Code, the issue-price may not be below par value.

5.3.                            Shares may be issued only against payment in full of the amount at which such shares are issued and with due observance of the provisions of articles 2:191a and 2:191b of the Dutch Civil Code.

5.4.                            Articles 5.1 up to and including 5.3 shall apply mutatis mutandis to the granting of rights to subscribe for shares, but not to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.

5.5.                            The Company may grant loans for the purpose of a subscription for or an acquisition of shares in its share capital or depositary receipts for such shares subject to any applicable statutory provisions.

6.                                      PRE-EMPTIVE RIGHTS

6.1.                            Upon the issue of shares, each shareholder shall have a pre-emptive right to acquire such newly issued shares in proportion to the aggregate amount of his shares, it being understood that this pre-emptive right shall not apply to any issue of shares to employees of the Company or employees of a group company.

6.2.                            The pre-emptive right may be restricted or excluded by a resolution adopted by the General Meeting.

6.3.                            For the purposes of this article 6 the granting of rights to subscribe for shares shall be considered the equivalent of the issue of shares, and the provisions of this article 6 shall not apply in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

7.                                      ACQUISITION

Subject to the applicable statutory provisions, the Board may cause the Company to acquire fully paid-up shares in its share capital, as well as depositary receipts for such shares, by universal title or if the Company’s equity less the acquisition price exceeds the sum of the statutory reserves the Company must maintain.

8.                                      REDUCTION OF SHARE CAPITAL

With due observance of the statutory requirements the General Meeting may resolve to reduce the issued share capital by (i) reducing the par value of shares by amending the Articles of Association, or (ii) cancelling shares in its own capital which the Company holds itself or depositary receipts for shares in the Company’s share capital held by the Company.

9.                                      SHARES, SHARE REGISTER

9.1.                            Shares shall be issued in registered form only.

9.2.                            Shares shall be available in the form of an entry in the share register. Share certificates will not be issued.

9.3.                            With due observance of the applicable statutory provisions in respect of registered shares, a share register shall be kept by or on behalf of the Company, which register shall be regularly updated.

9.4.                            Each shareholder’s name, his address, and such further information as required by law or considered appropriate by the Board shall be recorded in the share register.

9.5.                            The form and the contents of the share register shall be determined by the Board with due observance of articles 9.3 and 9.4.

9.6.                            Upon his request a shareholder shall be provided with written evidence of the contents of the share register with regard to the shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board.

9.7.                            The provisions of articles 9.3 up to and including 9.6 shall equally apply to persons who hold a right of usufruct or a right of pledge on one or more shares.

10.                               USUFRUCT AND PLEDGE ON SHARES

10.1.                     Shares in the capital of the Company may be pledged as security for a debt, and a right of usufruct may be created on the shares.

10.2.                     The shareholder shall have the voting rights attached to his shares subjected to a right of usufruct or pledge.

10.3.                     Contrary to the provisions of article 10.2, the usufructuary shall have the voting rights if so provided at the time of granting the usufruct, or at a later time when this is agreed on in writing between the shareholder and the usufructuary.

Contrary to the provisions of article 10.2, the pledgee shall have the voting rights if so provided upon the creation of the pledge, whether or not on a condition precedent, or at a later time when this is agreed on in writing between the shareholder and the pledgee.

10.4.                     A pledgee or a usufructuary without voting rights shall not have the right to attend General Meetings, unless this is agreed upon in writing between the shareholder and the pledgee respectively the usufructuary.

11.                               JOINTLY OWNED SHARES OR DEPOSITARY RECEIPTS

If through any cause whatsoever one or more shares or depositary receipts are jointly held by two or more persons, such persons may jointly exercise the rights arising from those shares or depositary receipts, provided that these persons be represented for that purpose by one from their midst or by a third party authorised by them for that purpose by a written power of attorney.

The Board may, whether or not subject to certain conditions, grant an exemption for the provision of the previous sentence.

12.                               TRANSFER OF SHARES

12.1.                     The transfer of a share and the creation or assignment of a limited right on a share, can only be effected by way of a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands, to which deed all persons involved are a party.

12.2.                     A shareholder may freely transfer his shares.

13.                               MANAGEMENT

13.1.                     The management of the Company shall be conducted by a Board.

13.2.                     The Board shall consist of one or more Executive Directors and Non-Executive Directors.

The General Meeting shall determine the number of Executive Directors and the number of Non-Executive Directors.

Only natural persons can be Non-Executive Directors.

13.3.                     The Executive Directors and Non-Executive Directors shall be appointed as such by the General Meeting. A resolution of the General Meeting to appoint an Executive Director or Non-Executive Director shall be adopted by an absolute majority of the votes cast irrespective of the capital present or represented at the meeting.

13.4.                     The Company must establish a policy in respect of the remuneration of the Board. The policy is adopted by the General Meeting upon the proposal of the Board.

The remuneration of the Executive Directors shall be determined by the Board with due observance of the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors shall be determined by the General Meeting with due observance of the remuneration policy adopted by the General Meeting.

A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the Board to the General Meeting for its approval.

This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the Board and the criteria for granting or amendment.

13.5.                     Unless law provides otherwise, the following shall be reimbursed to current and former members of the Board:

(a)                                 the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

(b)                                 any damages payable by them as a result of an act or failure to act as referred to under a;

(c)                                  the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

13.6.                     There shall be no entitlement to reimbursement as referred to in article 13.5 if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the Company. The Company may request that the person concerned provide security for his repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board may by agreement or otherwise give further implementation to the above.

14.                               TERM OF OFFICE, RESIGNATION AND DISMISSAL

14.1.                     Each member of the Board shall be appointed for a term to be determined by the General Meeting.

14.2.                     The General Meeting may at any time remove or suspend any member of the Board. An Executive Director may also be suspended by the Board.

15.                               CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD

15.1.                     The Board shall appoint an Executive Director as Chief Executive Officer for such period as the Board may decide, with due observance of the term referred to in article 14.1. In addition, the Board may grant other titles to an Executive Director.

15.2.                     The Board shall appoint a Non-Executive Director to be Chairman of the Board for such period as the Board may decide, with due observance of the term referred to in article 14.1.

15.3.                     The Board may appoint one or more of the Non-Executive Directors as vice-chairman of the Board for such period as the Board may decide, with due observance of the term referred to in article 14.1. If the Chairman is absent or unwilling to fulfil its duties, a vice-chairman shall be entrusted with such duties of the Chairman under the Articles of Association as the Board may decide.

15.4.                     If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a vice-chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board or another person present designated for such purpose by the meeting.

16.                               MEETINGS

16.1.                     Meetings of the Board may be called at any time by one or more members of the Board.

16.2.                     The Board may decide to permit others to attend a meeting.

16.3.                     A member of the Board will not participate in deliberations and the adoption of resolutions in respect of which he has a conflict of interest with the Company or its enterprise within the meaning of article 2:239 paragraph 6 of the Dutch Civil Code. If all members of the Board have a conflict of interest, the resolution concerned will nevertheless be adopted by the

Board.

16.4.                     The minutes of meetings of the Board shall be kept by a person to be appointed by the Board. The minutes shall be adopted by the Board at the same meeting or at a subsequent meeting.

If the Board has adopted resolutions without holding a meeting, the Chairman shall keep a record of each resolution adopted without holding a meeting. Such record shall be signed by the Chairman.

17.                               POWERS, DIVISION OF DUTIES, RESTRICTIONS

17.1.                     Subject to the division of duties referred to in article 17.2, the Board shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by the Articles of Association to others.

17.2.                     The Board may divide its duties among the directors by regulation referred to in article 19, provided that the day-to-day management of the Company shall be entrusted to the Executive Directors and provided further that the task to supervise the performance by the directors of their duties cannot be taken away from the Non-Executive Directors.

17.3.                     The Board may establish such committees as it may deem necessary which committees may consist of one or more members of the Board or of other persons. The Board appoints the members of each committee, provided that (i) an Executive Director shall not be a member of the audit committee, the remuneration committee or the nomination committee and (ii) a Non-Executive Directors shall not be a member of the executive committee.

The Board determines the tasks of each committee. The Board may at any time change the duties and the composition of each committee.

17.4.                     The Executive Directors shall timely provide the Non-Executive Directors with all information required for the exercise of their duties.

17.5.                     Legal acts relating to a non-cash contribution on shares and other legal acts as referred to in article 2:204 of the Dutch Civil Code may be performed by the Board without prior approval of the General Meeting.

17.6.                     Without prejudice to any other applicable provisions of the Articles of Association, the Board shall require the approval of the General Meeting for resolutions of the Board regarding a significant change in the identity or nature of the Company or the enterprise, including in any event:

(a)                                 the transfer of the enterprise or practically the entire enterprise to a third party;

(b)                                 the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and

(c)                                  the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a subsidiary.

17.7.                     In the event of the absence or inability to act of one or more members of the Board, the powers of the Board remain intact, provided that:

(a)                                 in the event of the absence or inability to act of all Executive Directors, the Non-Executive Directors shall be authorised to temporarily entrust the management to others;

(b)                                 in the event of the absence or inability to act of the Non-Executive Directors or of all members of the Board, a person to be appointed for that purpose by the General Meeting shall temporarily be entrusted with the management of the Company.

18.                               REPRESENTATION

18.1.                     The Board shall represent the Company.

18.2.                     The Company shall also be represented by the Chief Executive Officer as well as by two other Executive Directors acting jointly.

The Board shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with the Articles of Association, by the Board.

19.                               REGULATIONS

With due observance of the Articles of Association the Board shall adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board, the Chief Executive Officer, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

Written regulations can provide that one or more members of the Board can resolve on matters which belong to their specified duty.

20.                               GENERAL MEETING

20.1.                     During each financial year, at least one General Meeting shall be held, or one resolution without holding a meeting must be adopted by the General Meeting, as referred to in article 20.12.

20.2.                     General Meetings shall be held in the municipality where the company has its statutory seat or in the municipality of Amsterdam, Haarlemmermeer, Rotterdam, Skarsterlân, The Hague or Utrecht.

A General Meeting may also be held in another place, provided that all persons authorised to attend General Meetings have given their approval to such place, and that the members of the Board have been given the opportunity to give their advice prior to the decision-making process.

20.3.                     A General Meeting shall be convened by the Board or by a member of the Board no later than on the eighth day prior to the day of the meeting.

The General Meeting shall be convened by means of a notice letter sent to the address of all persons authorised to attend General Meetings as listed in the register of shareholders, or by electronic means in a legible and reproducible electronic message sent to the electronic addresses referred to in article 9.

With respect to matters that were not or not in time announced in the notice letter, valid resolutions may only be adopted if all persons authorised to attend General Meetings have approved of adopting resolutions on such matters, and the members of the Board have been given the opportunity to give their advice prior to the decision-making process.

If the notice period for calling the meeting was not observed, valid resolutions may only be adopted if all persons authorised to attend General Meetings approve of the decision-making, and the members of the Board have been given the opportunity to give their advice prior to the decision-making process.

20.4.                     A person authorised to attend a General Meeting may be represented for the purpose of exercising its rights in a meeting by a person holding a written proxy. The requirement that the proxy is in writing is met if such proxy is recorded electronically.

Holders of depositary receipts for shares in the capital of the company are not persons authorised to attend General Meetings.

20.5.                     If so determined by the Board and announced at the time of convening the meeting, persons authorised to attend General Meetings have the right to do so by electronic means either in person or represented by a person holding a written proxy, to address that meeting and, for those who have voting rights, to exercise such voting rights, provided that the use of the electronic means by persons authorised to attend General Meetings enables their identification, and enables them to take note of the discussions at that meeting directly and to participate in the deliberations of that meeting.

The Board is authorised to adopt further regulations regarding the use of electronic means. If the Board has exercised such authority, such regulations shall be made available at the time the meeting is convened.

20.6.                     The notice to convene a meeting may specify that prior to the meeting, votes can be cast by electronic means, but not earlier than thirty days prior to the day of the meeting.

Votes cast in such way shall be considered equivalent to the votes cast in the General Meeting.

20.7.                     The General Meeting itself shall appoint a chairman. The chairman shall appoint a secretary.

20.8.                     Each share confers the right to cast one vote.

Resolutions of the General Meeting shall be adopted by an absolute majority of the votes cast, unless a larger majority is required by law. Blank votes shall be considered null and void.

Each member of the Board has an advisory vote in the General Meeting.

20.9.                     The chairman of the meeting shall decide on any dispute in relation to voting results, the entitlement to vote and to attend the meeting, in so far as the law or the articles of association do not resolve such dispute.

20.10.              The chairman of the meeting shall determine the method of voting, as far as article 20.5 does not apply.

20.11.              The Board shall keep records of all resolutions adopted in the General Meeting.

Such records shall be lodged at the company’s offices for inspection by all persons authorised to attend General Meetings. Upon their request, such persons shall be given a certified copy or extract of the records at cost.

20.12.              Shareholders may also adopt resolutions without convening a General Meeting, provided that all persons authorised to attend General Meetings consent to this decision-making process. Such consent may be given by electronic means.

The votes shall be cast in writing or by use of electronic means. This requirement is also met if the resolution is recorded in writing or electronically, stating the method of voting of each person entitled to vote.

Prior to the decision-making process, the members of the Board shall have the opportunity to give advice.

21.                               EXTERNAL AUDITOR

21.1.                     The Company shall instruct a registered accountant or another expert as referred to in article 2:393 paragraph 1 of the Dutch Civil Code, both hereinafter also referred to as: the “accountant”, to audit the annual accounts prepared by the Board, in accordance with article 2:393 paragraph 3 of the Dutch Civil Code. The General Meeting is authorised to give such instructions. If the General Meeting fails to give these instructions, the Board shall be authorized to do so. The accountant shall report on his audit to the Board and shall present the result of his audit in a report.

With due observance of article 2:393 paragraph 2 of the Dutch Civil Code instructions to the accountant may be withdrawn at any time.

21.2.                     The Board may give instructions to the accountant referred to in article 21.1 or another accountant at the Company’s expense.

22.                               FINANCIAL YEAR, ANNUAL REPORT AND ANNUAL ACCOUNTS

22.1.                     The financial year of the Company shall coincide with the calendar year.

22.2.                     Annually, within the term set by law, the Board shall prepare annual accounts.

The annual accounts referred to in article 21 shall be accompanied by the auditor’s certificate, if the assignment referred to in that article has been given, by the annual report, unless article 2:391 of the Dutch Civil Code does not apply to the Company, as well as the other particulars to be added to those documents by virtue of applicable statutory provisions.

The annual accounts shall be signed by all members of the Board. If the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

22.3.                     The annual accounts drawn up by the Board, the annual report and the other particulars to be added thereto by virtue of applicable statutory provisions shall be open to the inspection of the shareholders at the office of the Company from the date of notice convoking the General Meeting at which the aforesaid documents shall be dealt with. The Company shall make copies available to the shareholders receipts free of charge, at their request.

23.                               DISTRIBUTIONS

23.1.                     The Company may make distributions on shares only to the extent that its shareholders’ equity exceeds the sum of the reserves which must be maintained by law.

The Company may only carry out a resolution to make a distribution after the Board has granted its approval.

The Board may only refuse to grant its approval to a resolution to make a distribution, if it is aware or should reasonably foresee that after such distribution the company will become unable to continue to settle its payable debts.

23.2.                     Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the determining of the annual accounts from which it appears that they are justified, entirely without prejudice to any of the other provisions of the Articles of Association.

23.3.                     The profit, if any, shall be carried to reserve as the Board may deem necessary.

23.4.                     The profit remaining after application of article 23.3 shall be at the disposal of the General Meeting, which may resolve to carry it to reserve or to distribute it among the holders of shares.

23.5.                     The General Meeting may resolve to distribute to the holders of shares a dividend in the form of shares in the capital of the Company

23.6.                     Subject to the other provisions of this article 23 the General Meeting may resolve to make distributions to the holders of shares to the debit of one or several reserves which the Company is not prohibited from distributing by virtue of the law.

23.7.                     No dividends shall be paid to the Company on shares held by the Company or where the Company holds the depositary receipts issued for such shares, unless such shares or depositary receipts are encumbered with a right of usufruct or pledge.

24.                               INTERIM DISTRIBUTIONS

The Board may resolve to make interim distributions to the shareholders at such conditions as the Board may determine, in due observance of article 23.1.

25.                               PAYMENT

25.1.                     Dividends shall be payable no later than thirty (30) days after the date when they were declared, unless the corporate body declaring the dividend determines a different date.

25.2.                     Dividends which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable shall be forfeited to the Company and shall be carried to reserve.

25.3.                     The Board may determine that distributions on shares shall be made payable either in Euro or in another currency.

26.                               AMENDMENT OF THE ARTICLES OF ASSOCIATION, WINDING UP, LIQUIDATION

26.1.                     A resolution to amend the Articles of Association or to wind up the Company may only be adopted at the proposal of the Board.

26.2.                     On the dissolution of the Company, the liquidation shall be carried out by the Board, unless otherwise resolved by the General Meeting.

26.3.                     The resolution to dissolve the Company shall also set the remuneration of the liquidators.

26.4.                     Pending the liquidation the provisions of the Articles of Association shall remain in force to the fullest possible extent.

26.5.                     The liquidation surplus shall be distributed to the shareholders in proportion to their rights.

ANNEX D

PRESENT ARTICLES OF ASSOCIATION NEW OAK B.V.

ARTICLES OF ASSOCIATION OF NEW OAK B.V.

(informal translation)

having its seat in Amsterdam, as these read after the execution of the deed of incorporation, executed on 5 June 2013 before a legal substitute for P.H.N. Quist, civil-law notary in Amsterdam.

The company is registered in the trade register under number 58077316.

1.                                      NAME AND SEAT

1.1.                            The name of the company is: New Oak B.V.

1.2.                            The company has its seat in Amsterdam.

2.                                      OBJECTS

The objects of the company are:

(a)                                 to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises;

(b)                                 to provide advice and other services;

(c)                                  to acquire, use and/or assign industrial and intellectual property rights and real property;

(d)                                 to provide security for the debts of legal persons or of other companies with which the company is affiliated or for the debts of third parties;

(e)                                  to invest funds; and

(f)                                   to undertake all actions that are deemed to be necessary to the foregoing, or in furtherance thereof,

all in the widest sense of the words.

3.                                      SHARES

3.1.                            The shares shall be registered and numbered from 1 upwards.

3.2.                            The nominal value of each share amounts to twelve euro cents (EUR 0.12).

4.                                      ISSUE OF SHARES

4.1.                            The issue of shares, including the granting of rights to subscribe for shares, may only be effected through a resolution of the general meeting, which shall specify the price and other terms and conditions of the issue.

The issue price may not be less than the nominal amount of each share.

4.2.                            In case of an issue of shares, each shareholder shall have a pre-emptive right in proportion to the aggregate amount of his shares.

A shareholder shall not have a pre-emptive right to shares that are issued to employees of the company or a group undertaking. The general meeting may resolve to limit or exclude the pre-emptive right with respect to a specific issue of shares.

4.3.                            The nominal amount must be paid-up upon issue of the share, unless it is stipulated that the nominal amount or a part thereof shall be paid-up after a certain period or upon request of the company.

4.4.                            The issue of shares requires a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands.

5.                                      USUFRUCT AND PLEDGE ON SHARES

5.1.                            A right of pledge or a right of usufruct may be created on the shares.

5.2.                            The shareholder shall have the voting rights attached to his shares subjected to a right of usufruct or pledge.

5.3.                            The voting rights and meeting rights attached to the shares subjected to a right of usufruct or pledge cannot be vested in the usufructuary or pledgee.

6.                                      SHAREHOLDERS’ REGISTER

6.1.                            The management board shall keep a register in which the names and addresses of all shareholders are recorded, stating the number of shares held by them, and numbers allocated to such shares, the date on which the shares were acquired, the date of the acknowledgement of the transfer or the date on which the transfer has been served upon the company, as well as the amount paid-up on each share.

The register shall also record the names and addresses of the holders of a right of usufruct or pledge on shares, stating the date on which they acquired such right, the date of the acknowledgement of the acquisition of their right or the date on which such acquisition has been served upon the company. The register further records to which rights attached to the shares they are entitled.

6.2.                            Each person whose data must be recorded in the register shall timely provide the information stated in article 7.1 as well as any changes thereof to the management board.

If an electronic address is disclosed to the management board to that effect, such disclosure is, where applicable, also deemed to be disclosed to the company to be used for receiving all notifications, announcements and statements as well as convening notices for a general meeting.

7.                                      TRANSFER OF SHARES, CREATION OF LIMITED RIGHTS

7.1.                            A shareholder may freely transfer his shares.

7.2.                            The transfer of a share and the creation or assignment of a limited right on a share, can only be effected by way of a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands, to which deed all persons involved are a party.

8.                                      ACQUISITION OF OWN SHARES

The company may acquire fully paid-up shares or certificates thereof in its own capital for no consideration, by universal title or if the company’s equity less the acquisition price exceeds the sum of the statutory reserves the company must maintain. The management board is authorised to resolve to the acquisition.

At least one share in the company’s capital must be held by someone other than the company or one of its subsidiaries.

9.                                      MANAGEMENT BOARD

9.1.                            The company shall have a management board consisting of one or more managing directors.

9.2.                            Managing directors shall be appointed by the general meeting.

Prior to the appointment, the general meeting shall be provided with information regarding any position of the potential managing director at other legal entities. The absence or inaccuracy of such information regarding the potential managing director shall not affect the resolution to appoint the relevant managing director.

9.3.                            Managing directors may at any time be suspended or dismissed by the general meeting.

A suspension may last no longer than three months in total, also after having been extended one or more times.

9.4.                            The remuneration and other employment terms and benefits of each managing director shall be determined by the general meeting.

9.5.                            In the event that one or more managing directors is absent or prevented from acting, the remaining managing directors or the sole remaining managing director shall be charged with the management of the company.

In the event that all managing directors are absent or prevented from acting, a person to be appointed for that purpose by the general meeting shall temporarily be entrusted with the management of the company.

If there are no managing directors available, and the general meeting has not appointed a person as indicated, or such person is unable or unwilling to perform the management of the company temporarily, each shareholder shall be authorised to convene a general meeting for the sole purpose of the appointment of a managing director, of a person who is willing and able to perform the management of the company temporarily.

10.                               MANAGEMENT BOARD RESOLUTIONS

10.1.                     Each managing director participating in the deliberations and decision-making process, may cast one vote.

The management board shall adopt resolutions by an absolute majority of the votes cast. Blank votes shall be considered null and void.

10.2.                     Each managing director may only be represented at management board meetings by another managing director, duly authorised for each particular meeting.

10.3.                     Meetings of the management board may also be held by telephone or video conference, provided that these are initiated in the Netherlands and that each managing director taking part in such meeting is able to hear the deliberations and can be heard by the other managing directors.

10.4.                     The management board may also adopt resolutions without convening a meeting, if all managing directors have been consulted about this and none of the managing directors has objected to adopting resolutions in this manner.

10.5.                     A managing director may not participate in the deliberation and the decision-making process of the management board concerning any subject in which this managing director has a direct or indirect personal interest which conflicts with the interest of the company and its business enterprise. In such event, the other managing directors shall be authorised to adopt the resolution.

If all managing directors have a conflict of interest as mentioned above, the resolution shall be adopted by the general meeting.

10.6.                     The general meeting may resolve that all management board resolutions relating to any of the matters to be determined and clearly defined by the general meeting, shall be subject to the approval of the general meeting. Such resolutions shall be notified in writing to the management board.

11.                               REPRESENTATION

11.1.                     The company shall be represented by the management board.

Except for the management board, the authority to represent the company is also vested in each managing director individually.

In the event that a managing director is absent or prevented from acting, the person that is temporarily entrusted with the management of the company in his place, shall also be authorised to represent the company in accordance with the provisions of this article.

11.2.                     The management board is authorised to engage in legal transactions in which special obligations are imposed on the company, relating to the subscription to shares or legal transactions that concern contributions on shares other than in cash.

12.                               GENERAL MEETING

12.1.                     During each financial year, at least one general meeting shall be held, or one resolution without holding a meeting must be adopted by the general meeting, as referred to in article 14.14.

12.2.                     In these articles of association, the “right to attend meetings” (vergaderrecht) is defined as the right to attend the general meeting either in person or represented by a person holding a written proxy, and to address such meeting.

Shareholders shall have the right to attend meetings.

Holders of depositary receipts for shares in the capital of the company, usufructuaries and pledgees do not have the right to attend meetings.

12.3.                     General meetings shall be held in the municipality where the company has its statutory seat or in the municipality of Haarlemmermeer, Schiphol.

A general meeting may also be held in another place, provided that all persons entitled to attend the meeting have given their approval to such place, and that the managing directors have been given the opportunity to give their advice prior to the decision-making process.

12.4.                     A general meeting shall be convened by the management board or by a managing director no later than on the eighth day prior to the day of the meeting.

The general meeting shall be convened by means of a notice letter sent to the address of all persons entitled to attend the meeting as listed in the register of shareholders, or by electronic means in a legible and reproducible electronic message sent to the electronic addresses referred to in article 7.2.

With respect to matters that were not or not in time announced in the notice letter, valid resolutions may only be adopted if all persons entitled to attend the meeting have approved of adopting resolutions on such matters, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

If the notice period for calling the meeting was not observed, valid resolutions may only be adopted if all persons entitled to attend the meeting approve of the decision-making, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

12.5.                     A person entitled to attend the meeting may be represented for the purpose of exercising its rights in a meeting by a person holding a written proxy. The requirement that the proxy is in writing is met if such proxy is recorded electronically.

12.6.                     If so determined by the management board and announced at the time of convening the meeting, persons entitled to attend the meeting have the right to do so by electronic means either in person or represented by a person holding a written proxy, to address that meeting and, for those who have voting rights, to exercise such voting rights, provided that the use of the electronic means by persons entitled to attend the meeting enables their identification, and enables them to take note of the discussions at that meeting directly and to participate in the deliberations of that meeting.

The management board is authorised to adopt further regulations regarding the use of electronic means. If the management board has exercised such authority, such regulations shall be made available at the time the meeting is convened.

12.7.                     The notice to convene a meeting may specify that prior to the meeting, votes can be cast by electronic means, but not earlier than thirty days prior to the day of the meeting.

Votes cast in such way shall be considered equivalent to the votes cast in the general meeting.

12.8.                     The general meeting itself shall appoint a chairman. The chairman shall appoint a secretary.

12.9.                     Each share confers the right to cast one vote.

Resolutions of the general meeting shall be adopted by an absolute majority of the votes cast, unless a larger majority is required by law. Blank votes shall be considered null and void.

Each managing director has an advisory vote in the general meeting.

12.10.              The chairman of the meeting shall decide on any dispute in relation to voting results, the entitlement to vote and to attend the meeting, in so far as the law or the articles of association do not resolve such dispute.

12.11.              The chairman of the meeting shall determine the method of voting, as far as article 20.5 does not apply.

12.12.              The management board shall keep records of all resolutions adopted in the general meeting.

Such records shall be lodged at the company’s offices for inspection by all persons entitled to attend the meeting. Upon their request, such persons shall be given a certified copy or extract of the records at cost.

12.13.              Shareholders may also adopt resolutions without convening a general meeting, provided that all persons entitled to attend the meeting consent to this decision-making process. Such consent may be given by electronic means.

The votes shall be cast in writing or by use of electronic means. This requirement is also met if the resolution is recorded in writing or electronically, stating the method of voting of each person entitled to vote.

Prior to the decision-making process, the managing directors shall have the opportunity to give advice.

13.                               FINANCIAL YEAR, ANNUAL ACCOUNTS, ANNUAL REPORT

13.1.                     The company’s financial year shall coincide with the calendar year.

13.2.                     Within five months after the end of each financial year, the management board shall prepare the annual accounts, unless the general meeting extends such period by no more than six months due to extraordinary circumstances.

The annual accounts shall be signed by all managing directors. If the signature of one or more of the managing directors is lacking, this shall be stated giving the reason therefor.

Within the abovementioned period, the management board shall prepare an annual report, unless the company is not obliged to do this in accordance with the legislation and regulations applicable to the company.

13.3.                     If and to the extent that the company is subject to the relevant legal provisions to this effect, the general meeting shall instruct an auditor or a firm of auditors, as referred to in article 2:393 paragraph 1 of the Dutch Civil Code, to audit the annual accounts prepared by the management board, to report thereon, and to issue an auditor’s certificate with respect thereto.

The general meeting may also resolve to appoint an accountant if the company does not have a legal obligation to have the annual accounts audited by an accountant.

13.4.                     The annual accounts shall be adopted by the general meeting.

If all shareholders are also managing directors of the company, the signing of the annual accounts by all managing directors shall not be considered as the adoption of the annual accounts within the meaning of article 2:210 paragraph 3 of the Dutch Civil Code.

13.5.                     The company is obliged to make its annual accounts, its annual report and the other information as referred to in article 2:392 of the Dutch Civil Code publicly available at the trade register, if and to the extent required by law.

14.                               ALLOCATION OF PROFITS

14.1.                     The general meeting is authorised to appropriate the profits as determined by the adoption of the annual accounts, or a part thereof, and to resolve to make distributions.

The general meeting is also authorised to resolve to make an interim distribution, including distributions from the reserves.

14.2.                     If the company is obliged by law to maintain reserves, it may only make distributions to its shareholders to the extent that the company’s equity exceeds the sum of such statutory reserves.

14.3.                     The company may only carry out a resolution of the general meeting to make a distribution after the management board has granted its approval.

The management board may only refuse to grant its approval to a resolution to make a distribution, if it is aware or should reasonably foresee that after such distribution the company will become unable to continue to settle its payable debts.

14.4.                     If the company makes a distribution as referred to in article 16.1, the same amount will be distributed on each share, unless all shareholders agree to another allocation per share with regard to a specific distribution.

14.5.                     In the calculation of the distribution, the shares held by the company in its own capital or shares of which the company holds depositary receipts, shall be disregarded. No distribution will be made on the shares referred to in the preceding sentence.

14.6.                     The claim to a distribution shall expire through the lapse of five years after the day following the day on which the management board granted its approval to such distribution or, if the distribution became due at a later date, the day following the day on which the distribution payment became due.

15.                               AMENDMENT OF THE ARTICLES OF ASSOCIATION, MERGER AND DEMERGER

15.1.                     The general meeting may resolve to amend the articles of association.

15.2.                     If a proposal to amend the articles is presented to the general meeting, this must be stated in the notice convening the meeting. A copy of the proposal, containing the verbatim text of the proposed amendment of the articles of association, must be lodged for inspection at the offices of the company from the day on which the notice convening the meeting is sent until the closing of the meeting, for those entitled to attend the meeting who may also request a copy at cost.

15.3.                     The general meeting may resolve to enter into a merger (fusie) or demerger (splitsing) under the provisions of Title 2.7 of the Dutch Civil Code, notwithstanding the authority vested to the management board by law in relation to the decision-making process in case of a merger or demerger.

16.                               DISSOLUTION AND LIQUIDATION

16.1.                     The general meeting may resolve to dissolve the company.

16.2.                     The liquidation shall be effected by the management board, unless other liquidators are appointed by the general meeting. The general meeting may resolve to grant a remuneration to a liquidator.

16.3.                     During the liquidation, the articles of association shall remain effective to the extent possible.

16.4.                     The liquidation surplus shall be distributed to the shareholders in proportion to their rights.

17.                               INITIAL FINANCIAL YEAR

The company’s initial financial year shall end on the thirty-first of December two thousand and thirteen. This article, together with its heading, shall lapse after the first financial year.

ANNEX E

NEW ARTICLES OF ASSOCIATION NEW OAK B.V.

(NEW NAME: NEW MASTER BLENDERS B.V.)

POST MERGER ARTICLES OF ASSOCIATION OF NEW OAK B.V.	SB/6009310/10535544
06-06-2013
(NEW NAME: NEW MASTER BLENDERS B.V.)	6
(informal translation)

having its seat in Amsterdam, as these read after the execution of the deed of merger between Oak Sub B.V., D.E MASTER BLENDERS 1753 N.V. and New Oak B.V., to be executed before P.H.N. Quist, civil-law notary in Amsterdam.

The company is registered in the trade register under number 58077316.

1.                                      NAME, CORPORATE SEAT

1.1.                            The name of the company is: New Master Blenders B.V.

1.2.                            Its corporate seat is in Amsterdam, the Netherlands.

2.                                      OBJECTS

The objects of the company are:

(a)                                 to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises;

(b)                                 to provide security for the debts of legal persons or of other companies with which the company is affiliated or for the debts of third parties;

(c)                                  to invest funds; and

(d)                                 to undertake all actions that are deemed to be necessary to the foregoing, or in furtherance thereof,

all in the widest sense of the words.

3.                                      SHARES

3.1.                            The shares shall be registered and numbered from 1 upwards.

3.2.                            The nominal value of each share amounts to twelve euro cents (EUR 0.12).

4.                                      ISSUE OF SHARES

4.1.                            Shares shall be issued pursuant to a resolution proposed by the management board and adopted by the general meeting, or pursuant to a resolution of the management board if by resolution of the general meeting the management board has been authorised for a specific period not exceeding five years to issue shares. The resolution granting the aforesaid authorisation must determine the number of the shares that may be issued. The authorisation may from time to time be extended for a period not exceeding five years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

The general meeting, or the management board, if authorised for that purpose, shall determine the price and the further conditions of issue in its resolution to issue shares.

4.2.                            The nominal amount must be paid-up upon issue of the share, unless it is stipulated that the nominal amount or a part thereof shall be paid-up after a certain period or upon request of the company.

4.3.                            Articles 5.1 and 4.2 shall apply mutatis mutandis to the granting of rights to subscribe for shares, but not to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.

4.4.                            The issue of shares requires a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands.

5.                                      PRE-EMPTIVE RIGHTS

5.1.                            Upon the issue of shares, each shareholder shall have a pre-emptive right to acquire such newly issued shares in proportion to the aggregate amount of his shares, it being understood that this pre-emptive right shall not apply to any issue of shares to employees of the company or employees of a group company.

5.2.                            The pre-emptive right may be restricted or excluded by a resolution proposed by the management board and adopted by the general meeting, or pursuant to a resolution of the management board if by resolution of the general meeting the management board has been authorised to restrict or exclude the pre-emptive right.

In the proposal for such resolution the reasons for the proposal and the choice of the intended price of issue must be explained in writing. If the management board has been designated as the body authorised to issue shares, the general meeting may by resolution also designate the management board for a period not exceeding five years as the body authorised to restrict or exclude the pre-emptive right. This authorisation may from time to time be extended for a period not exceeding five years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

5.3.                            For the purposes of this article 6 the granting of rights to subscribe for shares shall be considered the equivalent of the issue of shares, and the provisions of this article 6 shall not apply in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

6.                                      USUFRUCT AND PLEDGE ON SHARES

6.1.                            Shares in the capital of the company may be pledged as security for a debt, and a right of usufruct may be created on the shares.

6.2.                            The shareholder shall have the voting rights attached to his shares subjected to a right of usufruct or pledge.

6.3.                            Contrary to the provisions of article 10.2, the usufructuary shall have the voting rights if so provided at the time of granting the usufruct, or at a later time when this is agreed on in writing between the shareholder and the usufructuary, provided that the lock-up period (as defined below) has lapsed.

Contrary to the provisions of article 10.2, the pledgee shall have the voting rights if so provided upon the creation of the pledge, whether or not on a condition precedent, or at a later time when this is agreed on in writing between the shareholder and the pledgee, provided that provided that the lock-up period (as defined below) has lapsed.

6.4.                            A pledgee or a usufructuary without voting rights shall not have the right to attend general meetings, unless this is agreed upon in writing between the shareholder and the pledgee respectively the usufructuary.

7.                                      SHAREHOLDERS’ REGISTER

7.1.                            The management board shall keep a register in which the names and addresses of all shareholders are recorded, stating the number of shares held by them, and numbers allocated to such shares, the date on which the shares were acquired, the date of the acknowledgement of the transfer or the date on which the transfer has been served upon the company, as well as the amount paid-up on each share.

The register shall also record the names and addresses of the holders of a right of usufruct or pledge on shares, stating the date on which they acquired such right, the date of the acknowledgement of the acquisition of their right or the date on which such acquisition has been served upon the company. The register further records to which rights attached to the shares they are entitled.

7.2.                            Each person whose data must be recorded in the register shall timely provide the information stated in article 7.1 as well as any changes thereof to the management board.

If an electronic address is disclosed to the management board to that effect, such disclosure is, where applicable, also deemed to be disclosed to the company to be used for receiving all notifications, announcements and statements as well as convening notices for a general meeting.

8.                                      TRANSFER OF SHARES, CREATION OF LIMITED RIGHTS

The transfer of a share and the creation or assignment of a limited right on a share, can only be effected by way of a notarial deed to that effect, executed before a civil-law notary officiating in the Netherlands, to which deed all persons involved are a party.

9.                                      RESTRICTION ON THE TRANSFER OF SHARES

9.1.                            Shares cannot be transferred prior to the first of March two thousand and fourteen (‘the lock-up period’).

9.2.                            Notwithstanding article 9.1, shares may only be transferred after the management board has approved the proposed transfer.

A restriction on the transfer of shares as mentioned in this article shall not apply if the shareholder must transfer his share to a previous holder pursuant to the law.

For the purposes of this article, the shares shall be deemed to include the right to subscribe for new shares.

9.3.                            The approval shall be applied for by way of a letter addressed to the Company, setting out the number of shares for which a decision is sought and the name of the person to whom the applicant wishes to make the transfer.

9.4.                            The request is deemed to have been approved if:

•                                          the applicant has not been informed of a decision within three months of the receipt of the request; or

•                                          together with a rejection of the application, the applicant is not notified by the management board of a prospective purchaser(s) willing and able to purchase all of the shares for cash.

9.5.                            In case the approval is granted or is deemed to have been granted, the applicant is free to transfer his shares for a period of three months after the receipt of a notice that the approval has been granted or is deemed to have been granted, or after the period referred to in article 9.4 has expired.

9.6.                            The Company itself may be a prospective purchaser only after obtaining the consent of the applicant.

9.7.                            The price for which the prospective purchaser(s) appointed by the management board may purchase the shares, shall be the fair market value of the shares, such to be determined by the management board in its unfettered discretion.

10.                               ACQUISITION OF OWN SHARES

10.1.                     Subject to authorisation by the general meeting and subject to the applicable statutory provisions, the management board may cause the company to acquire fully paid-up shares in its share capital, as well as depositary receipts for such shares, for a consideration.

10.2.                     The authorisation of the general meeting as referred to in article 0 shall not be required if the company acquires fully paid-up shares in its own share capital or depositary receipts for such shares for the purpose of transferring such shares or depositary receipts, by virtue of an applicable employee stock purchase plan, to persons employed by the company or by a group company.

10.3.                     At least one share in the company’s capital must be held by someone other than the company or one of its subsidiaries.

11.                               MANAGEMENT BOARD

11.1.                     The company shall have a management board consisting of one or more managing directors.

11.2.                     Managing directors shall be appointed by the general meeting.

Prior to the appointment, the general meeting shall be provided with information regarding any position of the potential managing director at other legal entities. The absence or inaccuracy of such information regarding the potential managing director shall not affect the resolution to appoint the relevant managing director.

11.3.                     Managing directors may at any time be suspended or dismissed by the general meeting.

A suspension may last no longer than three months in total, also after having been extended one or more times.

11.4.                     The remuneration and other employment terms and benefits of each managing director shall be determined by the general meeting.

11.5.                     In the event that one or more managing directors is absent or prevented from acting, the remaining managing directors or the sole remaining managing director shall be charged with the management of the company.

In the event that all managing directors are absent or prevented from acting, a person to be appointed for that purpose by the general meeting shall temporarily be entrusted with the management of the company.

If there are no managing directors available, and the general meeting has not appointed a person as indicated, or such person is unable or unwilling to perform the management of the company temporarily, each shareholder shall be authorised to convene a general meeting for the sole purpose of the appointment of a managing director, of a person who is willing and able to perform the management of the company temporarily.

12.                               MANAGEMENT BOARD RESOLUTIONS

12.1.                     Each managing director participating in the deliberations and decision-making process may cast one vote.

The management board shall adopt resolutions by an absolute majority of the votes cast. Blank votes shall be considered null and void.

12.2.                     Each managing director may only be represented at management board meetings by another managing director, duly authorised for each particular meeting.

12.3.                     Meetings of the management board may also be held by telephone or video conference, provided that these are initiated in the Netherlands and that each managing director taking part in such meeting is able to hear the deliberations and can be heard by the other managing directors.

12.4.                     The management board may also adopt resolutions without convening a meeting, if all managing directors have been consulted about this and none of the managing directors has objected to adopting resolutions in this manner.

12.5.                     A managing director may not participate in the deliberation and the decision-making process of the management board concerning any subject in which this managing director has a direct or indirect personal interest which conflicts with the interest of the company and its business enterprise. In such event, the other managing directors shall be authorised to adopt the resolution.

If all managing directors have a conflict of interest as mentioned above, the resolution shall be adopted by the management board.

13.                               REPRESENTATION

13.1.                     The company shall be represented by the management board.

Except for the management board, the authority to represent the company is also vested in each managing director individually.

In the event that a managing director is absent or prevented from acting, the person that is temporarily entrusted with the management of the company in his place shall also be authorised to represent the company in accordance with the provisions of this article.

13.2.                     The management board is authorised to engage in legal transactions in which special obligations are imposed on the company, relating to the subscription to shares or legal transactions that concern contributions on shares other than in cash.

14.                               GENERAL MEETING

14.1.                     During each financial year, at least one general meeting shall be held, or one resolution without holding a meeting must be adopted by the general meeting, as referred to in article 14.14.

14.2.                     In these articles of association, the “right to attend meetings” (vergaderrecht) is defined as the right to attend the general meeting either in person or represented by a person holding a written proxy, and to address such meeting.

Shareholders, usufructuaries with voting rights and pledgees with voting rights shall have the right to attend meetings and shall hereinafter be referred to as “persons entitled to attend the meeting” (vergadergerechtigden).

Holders of depositary receipts for shares in the capital of the company do not have the right to attend meetings. Usufructuaries and pledgees without voting rights do not have the right to attend meetings.

14.3.                     General meetings shall be held in the municipality where the company has its statutory seat or in the municipality of Haarlemmermeer (Schiphol).

A general meeting may also be held in another place, provided that all persons entitled to attend the meeting have given their approval to such place, and that the managing directors have been given the opportunity to give their advice prior to the decision-making process.

14.4.                     A general meeting shall be convened by the management board, by a managing director or by a shareholder holding at least twenty five per cent (25%) of the issued and outstanding share capital of the company upon a term of at least such number of days prior to the day of the meeting as required by law.

14.5.                     The general meeting shall be convened by means of a notice letter sent to the address of all persons entitled to attend the meeting as listed in the register of shareholders, or by electronic means in a legible and reproducible electronic message sent to the electronic addresses referred to in article 7.2.

With respect to matters that were not or not in time announced in the notice letter, valid resolutions may only be adopted if all persons entitled to attend the meeting have approved of adopting resolutions on such matters, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

If the notice period for calling the meeting was not observed, valid resolutions may only be adopted if all persons entitled to attend the meeting approve of the decision-making, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

14.6.                     A person entitled to attend the meeting may be represented for the purpose of exercising its rights in a meeting by a person holding a written proxy. The requirement that the proxy is in writing is met if such proxy is recorded electronically.

14.7.                     If so determined by the management board and announced at the time of convening the meeting, persons entitled to attend the meeting have the right to do so by electronic means either in person or represented by a person holding a written proxy, to address that meeting and, for those who have voting rights, to exercise such voting rights, provided that the use of the electronic means by persons entitled to attend the meeting enables their identification, and enables them to take note of the discussions at that meeting directly and to participate in the deliberations of that meeting.

The management board is authorised to adopt further regulations regarding the use of electronic means. If the management board has exercised such authority, such regulations shall be made available at the time the meeting is convened.

14.8.                     The notice to convene a meeting may specify that prior to the meeting votes can be cast by electronic means, but not earlier than thirty days prior to the day of the meeting.

Votes cast in such way shall be considered equivalent to the votes cast in the general meeting.

14.9.                     The general meeting itself shall appoint a chairman. The chairman shall appoint a secretary.

14.10.              Each share confers the right to cast one vote.

Resolutions of the general meeting shall be adopted by an absolute majority of the votes cast, unless a larger majority is required by law. Blank votes shall be considered null and void.

Each managing director has an advisory vote in the general meeting.

14.11.              The chairman of the meeting shall decide on any dispute in relation to voting results, the entitlement to vote and to attend the meeting, in so far as the law or the articles of association do not resolve such dispute.

14.12.              The chairman of the meeting shall determine the method of voting, as far as article 20.5 does not apply.

14.13.              The management board shall keep records of all resolutions adopted in the general meeting.

Such records shall be lodged at the company’s offices for inspection by all persons entitled to attend the meeting. Upon their request, such persons shall be given a certified copy or extract of the records at cost.

14.14.              Shareholders may also adopt resolutions without convening a general meeting, provided that all persons entitled to attend the meeting consent to this decision-making process. Such consent may be given by electronic means.

The votes shall be cast in writing or by use of electronic means. This requirement is also met if the resolution is recorded in writing or electronically, stating the method of voting of each person entitled to vote.

Prior to the decision-making process, the managing directors shall have the opportunity to give advice.

15.                               FINANCIAL YEAR, ANNUAL ACCOUNTS, ANNUAL REPORT

15.1.                     The company’s financial year shall coincide with the calendar year.

15.2.                     Within five months after the end of each financial year, the management board shall prepare the annual accounts, unless the general meeting extends such period or applicable law prescribes a shorter period.

The annual accounts shall be signed by all managing directors. If the signature of one or more of the managing directors is lacking, this shall be stated giving the reason therefor.

Within the abovementioned period, the management board shall prepare an annual report, unless the company is not obliged to do this in accordance with the legislation and regulations applicable to the company.

15.3.                     If and to the extent that the company is subject to the relevant legal provisions to this effect, the general meeting shall instruct an auditor or a firm of auditors, as referred to in article 2:393 paragraph 1 of the Dutch Civil Code, to audit the annual accounts prepared by the management board, to report thereon, and to issue an auditor’s certificate with respect thereto.

The general meeting may also resolve to appoint an accountant if the company does not have a legal obligation to have the annual accounts audited by an accountant.

15.4.                     The annual accounts shall be adopted by the general meeting.

If all shareholders are also managing directors of the company, the signing of the annual accounts by all managing directors shall not be considered as the adoption of the annual accounts within the meaning of article 2:210 paragraph 3 of the Dutch Civil Code.

15.5.                     The company is obliged to make its annual accounts, its annual report and the other information as referred to in article 2:392 of the Dutch Civil Code publicly available at the trade register, if and to the extent required by law.

16.                               ALLOCATION OF PROFITS

16.1.                     The general meeting is authorised to appropriate the profits as determined by the adoption of the annual accounts, or a part thereof, and to resolve to make distributions.

The management board is authorised to resolve to make an interim distribution, including distributions from the reserves.

16.2.                     If the company is obliged by law to maintain reserves, it may only make distributions to its shareholders to the extent that the company’s equity exceeds the sum of such statutory reserves.

16.3.                     The company may only carry out a resolution of the general meeting to make a distribution after the management board has granted its approval.

The management board may only refuse to grant its approval to a resolution to make a distribution, if it is aware or should reasonably foresee that after such distribution the company will become unable to continue to settle its payable debts.

16.4.                     If the company makes a distribution as referred to in article 16.1, the same amount will be distributed on each share, unless all shareholders agree to another allocation per share with regard to a specific distribution.

16.5.                     In the calculation of the distribution, the shares held by the company in its own capital or shares of which the company holds depositary receipts, shall be disregarded. No distribution will be made on the shares referred to in the preceding sentence.

16.6.                     The general meeting may resolve to distribute to the holders of shares a dividend in the form of shares in the capital of the company.

16.7.                     The claim to a distribution shall expire through the lapse of five years after the day following the day on which the management board granted its approval to such distribution or, if the distribution became due at a later date, the day following the day on which the distribution payment became due.

17.                               AMENDMENT OF THE ARTICLES OF ASSOCIATION, MERGER AND DEMERGER

17.1.                     The general meeting may resolve to amend the articles of association, and only at the proposal of the management board.

17.2.                     If a proposal to amend the articles is presented to the general meeting, this must be stated in the notice convening the meeting. A copy of the proposal, containing the verbatim text of the proposed amendment of the articles of association, must be lodged for inspection at the offices of the company from the day on which the notice convening the meeting is sent until the closing of the meeting, for those entitled to attend the meeting who may also request a copy at cost.

17.3.                     The general meeting may resolve to enter into a merger (fusie) or demerger (splitsing) under the provisions of Title 2.7 of the Dutch Civil Code, notwithstanding the authority vested to the management board by law in relation to the decision-making process in case of a merger or demerger.

18.                               DISSOLUTION AND LIQUIDATION

18.1.                     A resolution wind up the company may only be adopted at the proposal of the management board.

18.2.                     The liquidation shall be effected by the management board, unless other liquidators are appointed by the general meeting. The general meeting may resolve to grant remuneration to a liquidator.

18.3.                     During the liquidation, the articles of association shall remain effective to the extent possible.

18.4.                     From the surplus assets of the company remaining after satisfaction of its debts, first, any receivable Oak Leaf B.V. (or its legal successor) has on the company, in any form, shall be distributed to the holder of the share with number 1 and the subsequent surplus assets of the company shall be distributed to the holders of other shares, in proportion to the par value amount of shares held by each of them.

EXPLANATORY NOTES TO THE PROPOSAL REGARDING THE MERGER BETWEEN OAK SUB B.V., D.E MASTER BLENDERS 1753 N.V. AND NEW OAK B.V.

THE UNDERSIGNED:

1.                                     the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) ATC Management B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG, constituting the entire management board of the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) Oak Sub B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG (“Oak Sub” or the “Acquiring Company”);

and

2.                                     a.                                       Jan Bennink;

b.                                       Norman Raul Sorensen-Valdez;

c.                                        Sandra Elizabeth Taylor;

d.                                       Maria Mercedes Mingaracal Corrales;

e.                                        Andrea Illy;

f.                                         Robert Zwartendijk; and

g,                                        Géraldine Jeanne Marcelle Picaud,

jointly constituting the entire board of the company with limited liability (naamloze vennootschap) D.E MASTER BLENDERS 1753 N.V., having its seat in Joure, municipality Skarsterlân, its address at 1011DK Amsterdam, Oosterdoksstraat 80 (“DEMB” or the “Disappearing Company”);

and

3.                                     the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) ATC Management B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG, constituting the entire management board of the private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) New Oak B.V., having its seat in Amsterdam, its address at 1076EE Amsterdam, Fred. Roeskestraat 123 1HG (“New Oak” or the “Issuing Company”)

(Oak Sub, DEMB and New Oak hereinafter jointly are also to be referred to as the “Merging Companies”).

WHEREAS:

the Merging Companies intend to enter into a legal triangular merger (juridische driehoeksfusie) in accordance with article 2:309 et seq of the Dutch Civil Code and as a result of such merger, (i) DEMB will merge and disappear into Oak Sub, (ii) New Oak shall allot (toekennen) shares in its capital to the shareholders of DEMB on a share-for-share basis, (iii) Oak Sub will acquire the entire equity (gehele vermogen) of DEMB under universal succession of title (algemene titel) by operation of law, (iv) DEMB will cease to exist and (v) DEMB will be delisted from Euronext Amsterdam (the “Merger”),

DECLARE:

in accordance with article 2:309 et seq of the Dutch Civil Code, Oak Sub shall merge as Acquiring Company (verkrijgende rechtspersoon) with DEMB as Disappearing Company (verdwijnende rechtspersoon), upon which Merger the Acquiring Company shall acquire the entire equity (gehele vermogen) of the Disappearing Company under universal succession of title (algemene titel) as a consequence of which the Disappearing Company shall cease to exist and the sole shareholder of the Acquiring Company, New Oak, shall allot (toekennen) shares in its capital to the shareholders of the Disappearing Company,

FURTHERMORE:

1.                                      Rationale

The Merging Companies have the following reasons for the Merger.

The Merger, which is part of the “Post Closing Merger and Liquidation” as described in the offer memorandum, published on or about the date hereof, which in short consists of the Merger, the subsequent sale and transfer of the entire issued and outstanding share capital of the Acquiring Company to Oak Leaf B.V. (the parent company of the Issuing Company) (“Oak Leaf”) by the Issuing Company (the “Share Sale”) and the liquidation of the Issuing Company (the “Liquidation”), whereby the liquidator has agreed to, as soon as practicably possible after the Liquidation becomes effective, arrange for one or more advance liquidation distributions to the shareholders of the Issuing Company, whereby the initial advance liquidation distribution is intended to take place on or about the date of completion of the Share Sale and results in a payment per share in the capital of the Issuing Company equal to the offer price, without any interest and subject to withholding and other taxes:

•                                          facilitates a structure to allow for a cash exit through the public offer (as described in the offer memorandum, published on or about the date hereof) if a vast majority of the shareholders of the Disappearing Company so desire, even if a small minority does not tender under the public offer;

•                                          allows US shareholders, and in particular US retail shareholders, in the Disappearing Company, who based on US practice in public takeovers may be predisposed not to take action in a tender, to obtain cash without action on their part. In the US a minimum acceptance level of 50%+1 is more common, with subsequent arrangements for non-tendering shareholders to obtain cash without action on their part, for example through a cash out merger. The Disappearing Company historically has a significant US retail shareholder base. Through the Merger, and the subsequent liquidation of the Issuing Company, a structure is offered for these shareholders, too, to obtain cash for their shares without action on their part;

•                                          as a consequence of the Share Sale, Oak Leaf will hold 100% of the outstanding shares in the share capital of the Acquiring Company, allowing the formation of a fiscal unity or a merger of Oak Leaf into the Acquiring Company and thereby increases the efficiency of the financing structure of the group of companies that the Merging Companies are part of at the time the Merger is concluded;

•                                          results in a swift delisting of DEMB and hence allows the implementation of DEMB’s long term strategy without the management time and cost involved as a result of periodic reporting requirements that apply to listed companies;

•                                          eliminates the costs of the Disappearing Company, associated with being a listed company on the Euronext Amsterdam stock exchange swiftly following the delisting;

•                                         allows the Disappearing Company to cease to be a US reporting company and to eliminate the costs and liability associated with being a US reporting company swiftly following the closing of the transaction; and

•                                          leads to a simplification of the organizational structure of the group of companies the Merging Companies are part of at the time the Merger is concluded, which reduces cost in general.

2.                                      Consequences

•                                          The only consequence in respect of the business operations of the Merging Companies is that all activities of the Disappearing Company will be continued by the Acquiring Company.

•                                          From a legal point of view, as a consequence of the Merger the Disappearing Company shall cease to exist and its entire equity (gehele vermogen) shall be acquired under universal succession of title (algemene titel) by the Acquiring Company, and the shareholders of the Disappearing Company shall become shareholders of the Issuing Company, which is the sole shareholder of the Acquiring Company.

•                                          From an economic point of view the Merger has no consequences, except for the saving of costs.

•                                          From a social point of view the Merger has the effect that any employees that are employed by the Disappearing Company shall be employed by the Acquiring Company by operation of law, without losing any entitlements they have acquired.

•                                          Upon the Merger becoming effective 594,859,274 shares, each with a par value of twelve euro cents (EUR 0.12), in the capital of the Issuing Company shall be allotted to the shareholders of the Disappearing Company.

3.                                      The share exchange ratio

Article 2:327 of the Dutch Civil Code requires that the management board of each of the Merging Companies declares: a) according to which method or methods the share exchange ratio has been determined; b) whether such method or methods are appropriate in the present case; c) the valuation resulting from each method applied; d) if more than one method has been applied, whether the relative importance attributed to the valuation methods applied may be considered generally acceptable; and e) whether there have been any special difficulties with such valuation and with the determination of the exchange ratio.

In accordance with the above, the management board of each of the Merging Companies declares as follows: a) the intrinsic value method has been used to determine the share exchange ratio; b) this share exchange ratio applies because the Issuing Company has no assets other than the share it holds in the capital of the Acquiring Company, and the Acquiring Company itself has no assets prior to the merger, other than the amount of its paid up capital of one euro cent (EUR 0.01): the economic value of the Disappearing Company and the economic value of the Issuing Company, as a result of the merger, are therefore the same. In view of the above, the undersigned are of the opinion that the manner in which the exchange ratio is determined is appropriate in the present case; c) this valuation method results in the following valuation being used: the value as included in the interim statement of DEMB as per the thirty-first of March two thousand and thirteen; d) only the intrinsic value has been used; and e) in determining the share exchange ratio no special difficulties have occurred.

[signature pages to follow]

ADVISERS AND EXCHANGE AGENT

ADVISERS TO THE OFFEROR

Financial advisers	Legal advisers

as to Dutch law

Leonardo & Co. B.V. Roemer Visscherstraat 43-45 1054EW Amsterdam the Netherlands	Stibbe N.V. Strawinskylaan 2001 1077 ZZ Amsterdam the Netherlands

as to U.S. law

BDT & Company, LLC 401 North Michigan Avenue, Suite 3100 Chicago, Illinois 60611 United States of America	Skadden, Arps, Slate,Meagher & Flom LLP Four Times Square New York, New York 10036 United States of America

Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom

Rabobank / Rothschild P.O. Box 17100 3500 HG Utrecht the Netherlands

ADVISERS TO DEMB

Financial advisers	Legal advisers

as to Dutch and U.S. law

Lazard B.V. Rembrandt Tower, 28th Floor Amstelplein 1 1096 HA Amsterdam the Netherlands	Allen & Overy LLP Apollolaan 15 1077 AB Amsterdam the Netherlands

as to Dutch law

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom	De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam the Netherlands

J.P. Morgan 25 Bank Street, 27th Floor Canary Wharf London E14 5JP United Kingdom

EXCHANGE AGENT

Rabobank International

P.O. Box 17100

3500 HG Utrecht

the Netherlands